Form 10-K, Exhibit 13
period 1997-07-26
CISCO SYSTEMS INC
filed 1997-10-22
CIK 858877

SELECTED FINANCIAL DATA

     Five Years Ended July 26, 1997 (in thousands, except per-share amounts)

                                         1997           1996           1995           1994           1993
------------------------------------------------------------------------------------------------------------
Net sales                             $6,440,171     $4,096,007     $2,232,652     $1,334,436     $  714,533
Net income                            $1,048,679(1)  $  913,324     $  456,489(2)  $  322,981     $  176,201
Net income per common share           $     1.52(1)  $     1.37     $     0.72(2)  $     0.54     $     0.30
Shares used in per-share calculation     689,319        666,586        630,711        596,539        580,623
Total assets                          $5,451,984     $3,630,232     $1,991,949     $1,129,034     $  656,394
------------------------------------------------------------------------------------------------------------

(1) Net income and net income per share include purchased research and development expenses of $508.4 million and realized gains on the sale of a minority stock investment of $152.7 million. Pro forma net income and net income per share, excluding these nonrecurring items net of tax, would have been $1,413,893 and $2.05, respectively.

(2) Net income and net income per share include purchased research and development expenses of $95.8 million. Pro forma net income and net income per share, excluding these nonrecurring items net of tax, would have been $515,723 and $0.82, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  Financial Condition and Results of Operations

Certain statements contained in this Annual Report on Form 10-K, including, without limitation, statements containing the words "believes," "anticipates," "estimates," "expects," and words of similar import, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Readers are referred to the "Other Risk Factors" section of the Annual Report on Form 10-K, as well as the "Financial Risk Management" and "Future Growth Subject to Risks" sections contained herein, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

COMPARISON OF 1997 AND 1996

Net sales grew to $6.4 billion in 1997 from $4.1 billion in 1996. The 57.2% increase in net sales during the year was primarily the result of increasing unit sales of LAN switching products such as the Catalyst(R) 5000, high-end routers such as the Cisco 7500 product family, modular access routers such as the Cisco 4700, and growth in the sales of add-on boards that provide increased functionality. These increases were partially offset by decreasing unit sales of the Company's older product lines, consisting of the Cisco 7000 and Cisco 4000. The sales growth rate for lower-priced access and switching products targeted toward small and medium-sized businesses has increased faster than that of the Company's high-end core router products. These products typically carry lower average selling prices, thereby contributing to the slowdown in the Company's overall growth rate in 1997 versus 1996. Additionally, some of the Company's more established product lines, such as the Cisco 2500 series, have experienced decelerating growth rates. Sales to international customers decreased to 43.5% of net sales in 1997 from 48.2% for 1996. The decrease reflects slower sales growth in certain international markets, particularly Japan, France, and Germany. Sales growth in these markets has been impacted by certain factors including weaker economic conditions, delayed government spending, a stronger dollar versus the local currencies, and slower adoption of networking technologies.

      Gross margins decreased slightly to 65.2% during 1997 from 65.6% in 1996. This decrease is due to several factors, including the continued shift in revenue mix to the Company's lower-margin products consisting primarily of access and workgroup products for small to medium-sized businesses. These products traditionally have fewer features and less software functionality than the Company's service provider and enterprise offerings. The prices of component parts have fluctuated in the recent past, and the Company expects that this trend may continue. An increase in the price of component parts may have a material adverse impact on gross margins. The Company expects that gross margins will continue to decrease in the future, because it believes that the market for lower-margin remote access and switching products for small to medium-sized businesses will continue to increase at a faster rate than the market for the Company's higher-margin router and high-performance switching products. The Company is attempting to mitigate this trend through various means, such as increasing the functionality of its products, value engineering, controlling royalty costs, and improving manufacturing efficiencies. There can be no assurance that any efforts made by the Company in these and other areas will successfully offset decreasing margins.

      Research and development expenses increased by $299 million in 1997 compared with 1996 expenditures, an increase to 10.8% of net sales from 9.7% in 1996. The increase reflects the Company's ongoing research and development efforts in a wide variety of areas such as voice, video, and data integration, Digital Subscriber Line (DSL) technologies, dial access, enterprise switching, security, network management, and high-end routing technologies, among others. A significant portion of the increase was due to the addition of new personnel, as well as higher expenditures on prototypes and depreciation on new equipment. The Company is primarily developing new technologies internally. Accordingly, research and development expenses are expected to increase at the same or a slightly greater rate than the sales growth rate. The Company also continues to purchase technology in order to bring a broad range of products to the market in a timely fashion. If the Company believes that it is unable to enter a particular market in a timely manner, it may acquire other businesses or license technology from other businesses as an alternative to internal research and development. All of the Company's research and development costs are expensed as incurred.

      Sales and marketing expenses increased by $434 million in fiscal 1997 over fiscal 1996, an increase to 18.0% of net sales in 1997 from 17.7% in fiscal 1996. The increase in these expenses resulted from an increase in the size of the Company's direct sales force and related commissions, additional marketing programs to support the launch of new products, the entry into new markets, and expanding distribution channels.

      General and administrative expenses rose by $45 million in fiscal 1997 over fiscal 1996, a decrease to 3.2% from 3.9% of net sales. The dollar increase reflects increased personnel costs necessary to support the Company's business infrastructure, including those associated with its new European Logistics Center, as well as the further development of its information systems. The percentage decrease reflects management's continued efforts to control discretionary spending. It is management's intent to keep general and administrative costs relatively constant as a percentage of net sales; however, this goal is dependent upon the level of acquisition activity, among other factors.

      The amount expensed to purchased research and development in fiscal 1997 arose from the acquisitions of Telebit Corporation, Netsys Technologies, Skystone Systems Corporation, Ardent Communications, and Global Internet Software Group (see Note 3).

      Interest and other income, net, was $109 million in 1997 and $64 million in 1996. Interest income rose as a result of additional investment income on the Company's increasing investment balances. The Company currently holds approximately .3 million shares of common stock in a publicly traded company with a cost basis significantly below its current market value. Beginning in fiscal year 1997, the Company began selling its equity stake in this company. Also in 1997, the Company established the Cisco Systems Foundation ("the Foundation"). As part of this initiative, the Company donated a portion of this investment, along with other equity securities, with a combined cost basis of approximately $2 million and an approximate market value of $72 million at July 26, 1997, to the Foundation. The realized gains on the sale of this investment, net of the amounts donated to the Foundation, were $153 million in fiscal 1997. The Company expects to sell its remaining stake in the publicly traded company in fiscal year 1998 and will realize additional gains, based on an established hedge on this investment (see Note 5).

COMPARISON OF 1996 AND 1995

Net sales grew to $4.1 billion in 1996 from $2.2 billion in 1995. The 83.5% increase in net sales during the year was primarily a result of increasing unit sales of the Cisco 7500 series; continued strong sales of Access business unit products, including the Cisco 4500 and Cisco 2500 series; and continued market acceptance of the Company's Workgroup business unit products, particularly the Catalyst 5000. In connection with the acquisition of StrataCom, Inc., the Company formed the WAN business unit, which consists

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  Financial Condition and Results of Operations

of the IPX(R), BPX(R), IGX(TM), and AXIS product lines. Sales of these products increased from 1995 levels primarily because of an increase in demand for Asynchronous Transfer Mode (ATM) cell switching products by public carrier customers. These increases were partially offset by decreasing unit sales of the Company's older product lines, comprising mainly the Cisco 7000 series. Sales to international customers were 48.2% of net sales in 1996 compared with 41.7% in 1995. This increase was attributed to continued expansion into new geographic markets, as well as growth in existing European and Japanese markets. Sales growth between 1996 and 1995 increased more substantially in Japan than in other geographical markets.

      Gross margins decreased to 65.6% of net sales in 1996 from 66.7% in 1995. Gross margins were affected by several factors, including higher material costs as a result of certain component shortages and the continued shift in revenue mix to the Company's lower-margin products consisting primarily of products in the Access and Workgroup business units.

      Research and development expenses increased in 1996 by $189 million over 1995 expenditures. This represents an increase to 9.7% of net sales from 9.4% in 1995. The increase reflected the Company's ongoing research and development efforts, including the further development of the CiscoFusion architecture, as well as the acquisition of technologies to bring a broad range of products to the market in a timely fashion. A significant portion of the increase was due to the addition of new personnel, both from hiring and through acquisitions, as well as higher expenditures on prototypes and depreciation on new equipment.

      Sales and marketing expenses increased by $326 million in 1996 over 1995, but decreased to 17.7% of net sales in 1996 from 17.9% of net sales in 1995. The dollar increase in these expenses resulted mainly from an increase in the size of the Company's direct sales force and its commissions. Other factors affecting the dollar increase in expenses were additional marketing programs to support the launch of new products; the entry into new markets as noted by the significant percentage increase in business outside the U.S.; and expansion of distribution channels, particularly the two-tier channels associated with the Company's initial efforts to reach the mass market.

      General and administrative expenses rose by $75 million in 1996 over 1995, a slight increase to 3.9% from 3.8% of net sales in 1996 versus 1995. The dollar increase reflects increased personnel costs necessary to support the Company's business infrastructure, the amortization of goodwill related to the acquisition of LightStream(R), and a one-time write-down of $5 million of LightStream goodwill. There were also nonrecurring costs related to the acquisition of StrataCom that totaled $15 million for fiscal 1996. Excluding the effect of these nonrecurring costs, general and administrative expenses as a percentage of net sales declined to 3.4%, which reflected management's continued controls over discretionary spending.

      The amount expensed to purchased research and development in fiscal year 1995 reflects the acquisition of LightStream (see Note 3).

      Interest and other income, net, was $64 million in 1996 and $40 million in 1995. Interest income rose as a result of additional investment income on the Company's increasing investment balances.

RECENT ACCOUNTING PRONOUNCEMENTS

In February 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 128, "Earnings per Share"
(EPS), which simplifies existing computational guidelines, revises disclosure requirements, and increases the comparability of earnings per share on an international basis. Management has not yet evaluated the effects of this change in computational guidelines on the Company's EPS. SFAS No. 128 is effective for periods ending after December 15, 1997 and requires restatement of all prior period EPS data presented. The Company will adopt SFAS No. 128 in its second quarter of fiscal year 1998.

      In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and display of comprehensive income and its components (revenue, expenses, gains, and losses) in a full set of general-purpose financial statements. The Company will adopt SFAS No. 130 in its fiscal year 1999.

      In June 1997, the FASB issued SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," which changes the way public companies report information about operating segments. SFAS No. 131, which is based on the management approach to segment reporting, establishes requirements to report selected segment information quarterly and to report entity-wide disclosures about products and services, major customers, and the material countries in which the entity holds assets and reports revenue. Management has not yet evaluated the effects of this change on its reporting of segment information. The Company will adopt SFAS No. 131 in its fiscal year 1999.

FINANCIAL RISK MANAGEMENT

The following discussion about the Company's risk management activities includes "forward-looking statements" that involve risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements.

      As a global concern, the Company faces exposure to adverse movements in foreign currency exchange rates. These exposures may change over time as business practices evolve and could have a material adverse impact on the Company's financial results. Historically, the Company's primary exposures related to nondollar-denominated sales in Japan, Canada, and Australia and nondollar-denominated operating expenses in Europe, Latin America, and Asia where the Company sells primarily in U.S. dollars. The Company has recently expanded its business activities in Europe. As a result, the Company expects to see an increase in exposures related to nondollar-denominated sales in several European currencies. At the present time, the Company hedges only those currency exposures associated with certain assets and liabilities denominated in nonfunctional currencies and does not generally hedge anticipated foreign currency cash flows. The hedging activity undertaken by the Company is intended to offset the impact of currency fluctuations on certain nonfunctional currency assets and liabilities. The success of this activity depends upon forecasts of transaction activity denominated in various currencies, primarily the Japanese yen, Canadian dollar, Australian dollar, and certain European currencies. To the extent that these forecasts are over- or understated during periods of currency volatility, the Company could experience unanticipated currency gains or losses.

      The Company maintains investment portfolio holdings of various issuers, types, and maturities. These securities are generally classified as available for sale, and consequently, are recorded on the balance sheet at fair value with unrealized gains or losses reported as a separate component of shareholders' equity. Part of this portfolio includes minority equity investments in several publicly traded companies, the values of which are subject to market price volatility. The Company also has certain real estate lease commitments with payments tied to short-term interest rates. Given the current profile of interest rate exposures, a sharp rise in interest rates could have a material adverse impact on the fair value of the Company's investment portfolio while increasing the costs associated with its lease commitments. The Company does not currently hedge these interest rate exposures.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  Financial Condition and Results of Operations

      The following tables present the hypothetical changes in fair values in the financial instruments held by the Company at July 26, 1997 that are sensitive to changes in interest rates. These instruments are not leveraged and are held for purposes other than trading. The modeling technique used measures the change in fair values arising from selected potential changes in interest rates. Market changes reflect immediate hypothetical parallel shifts in the yield curve of plus or minus 50 basis points (BPS), 100 BPS, and 150 BPS over six- and twelve-month time horizons. Beginning fair values represent the market principal plus accrued interest, dividends, and certain interest rate-sensitive securities considered cash and equivalents for financial reporting purposes at July 26, 1997. Ending fair values are the market principal plus accrued interest, dividends, and reinvestment income at six- and twelve-month time horizons. This table estimates the fair value of the portfolio at a six-month time horizon (in millions):


                                       VALUATION OF SECURITIES        NO CHANGE     VALUATION OF SECURITIES
                                        GIVEN AN INTEREST RATE       IN INTEREST     GIVEN AN INTEREST RATE
ISSUER                                DECREASE OF X BASIS POINTS        RATES      INCREASE OF X BASIS POINTS
--------------------------------------------------------------------------------------------------------------
                                    (150 BPS)  (100 BPS)   (50 BPS)               50 BPS    100 BPS    150 BPS
--------------------------------------------------------------------------------------------------------------
U.S. government notes and bonds       $  635     $  633     $  631     $  629     $  626     $  624     $  622
State, municipal, and county
  government notes and bonds           1,432      1,421      1,411      1,400      1,389      1,378      1,367
Foreign government notes and bonds        33         33         33         33         33         33         33
Corporate notes and bonds                723        723        722        719        722        722        721
--------------------------------------------------------------------------------------------------------------
Total                                 $2,823     $2,810     $2,797     $2,781     $2,770     $2,757     $2,743
==============================================================================================================


This table estimates the fair value of the portfolio at a twelve-month time horizon (in millions):


                                       VALUATION OF SECURITIES        NO CHANGE     VALUATION OF SECURITIES
                                        GIVEN AN INTEREST RATE       IN INTEREST     GIVEN AN INTEREST RATE
ISSUER                                DECREASE OF X BASIS POINTS        RATES      INCREASE OF X BASIS POINTS
--------------------------------------------------------------------------------------------------------------
                                    (150 BPS)  (100 BPS)   (50 BPS)               50 BPS    100 BPS    150 BPS
--------------------------------------------------------------------------------------------------------------
U.S. government notes and bonds       $  650     $  649     $  648     $  647     $  646     $  645     $  644
State, municipal, and county
  government notes and bonds           1,454      1,446      1,438      1,430      1,422      1,413      1,404
Foreign government notes and bonds        34         34         34         34         34         34         34
Corporate notes and bonds                731        734        738        741        745        748        752
--------------------------------------------------------------------------------------------------------------
Total                                 $2,869     $2,863     $2,858     $2,852     $2,847     $2,840     $2,834
==============================================================================================================


A 50-BPS move in the Federal Funds Rate has occurred in 14 of the last 40 quarters; a 100-BPS move in the Federal Funds Rate has occurred in 4 of the last 40 quarters; and a 150-BPS move in the Federal Funds Rate has not occurred in any of the last 40 quarters.

      The following analysis presents the hypothetical change in fair values of public equity investments held by the Company that are sensitive to changes in the stock market. These equity securities are held for purposes other than trading.

      The modeling technique used measures the hypothetical change in fair values arising from selected hypothetical changes in each stock's price. Stock price fluctuations of plus or minus 15%, plus or minus 35%, and plus or minus 50% were selected based on the probability of their occurrence.

      This table estimates the fair value of the publicly traded corporate equities at a twelve-month time horizon (in millions):


                         VALUATION OF SECURITY        FAIR VALUE         VALUATION OF SECURITY
                         GIVEN X% DECREASE IN            AS OF           GIVEN X% INCREASE IN
                          EACH STOCK'S PRICE          JULY 26, 1997       EACH STOCK'S PRICE
----------------------------------------------------------------------------------------------
                         (50%)    (35%)   (15%)                          15%     35%      50%
----------------------------------------------------------------------------------------------
Corporate Equities        $48      $62     $81             $95          $110    $128     $143
==============================================================================================


During fiscal year 1997, the Company began to sell its minority equity position in a publicly traded company. A hedge, in the form of a cashless collar, was formed to protect unrealized gains on the investment. Because this investment is hedged against upward and downward price movement, it has been excluded from the above analysis (see Note 5).

      Within the Company's public equity investment portfolio, a 15% movement in the stock price has occurred in 75% of the quarters since the shares were initially offered or in the last three years; a 35% movement in the stock price has occurred in 45% of the quarters since the shares were initially offered or in the last three years; and a 50% movement in the stock price has occurred in 15% of the quarters since the shares were initially offered or in the last three years.

      The Company also has interest rate risk associated with leases on its facilities whose payments are tied to the London Interbank Offered rate (LIBOR), and has evaluated the hypothetical change in lease obligations held at July 26, 1997 due to changes in the LIBOR rate. The modeling technique used for analysis measured hypothetical changes in lease obligations arising from selected hypothetical changes in the LIBOR rate. Market changes reflected immediate hypothetical parallel shifts in the LIBOR curve of plus or minus 50 BPS, 100 BPS, and 150 BPS over a six-month and a twelve-month period. The results of this analysis were not material to the Company's financial results.

      The Company enters into forward foreign exchange contracts to offset the impact of currency fluctuations on certain nonfunctional currency assets and liabilities, primarily denominated in Japanese, Canadian, Australian, and certain European currencies.

      The Company generally enters into forward currency contracts that have original maturities of one to three months, with none having a maturity greater than one year in length. The total notional values of forward contracts purchased and forward contracts sold were $211 million and $268 million, respectively. The net unrealized gain on forward exchange contracts is $.6 million. Management does not expect gains or losses on these contracts to have a material impact on the Company's financial results.

FUTURE GROWTH SUBJECT TO RISKS

The networking business is highly competitive, and as such, the Company's growth is dependent upon market growth and its ability to enhance its existing products and introduce new products on a timely basis. One of the ways the Company has addressed and will continue to address the need to develop new products is through acquisitions of other companies. Acquisitions involve numerous risks, including difficulties in assimilation of the operations, technologies, and

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  Financial Condition and Results of Operations

products of the acquired companies; the risk of diverting management's attention from normal daily operations of the business; risks of entering markets in which the Company has no or limited direct prior experience and where competitors in such markets have stronger market positions; and the potential loss of key employees of the acquired company. The Company must also maintain its ability to manage any such growth effectively. Failure to manage growth effectively and successfully integrate acquisitions made by the Company could adversely affect the Company's business and operating results.

      The markets for the Company's products are characterized by rapidly changing technology, evolving industry standards, frequent new product introductions, and evolving methods of building and operating networks. There can be no assurance that the Company will successfully identify new product opportunities and develop and bring new products to market in a timely manner, or that products and technologies developed by others will not render the Company's products or technologies obsolete or noncompetitive.

      The Company expects that in the future, its net sales may grow at a slower rate than was experienced in previous periods, and that on a quarter-to-quarter basis, the Company's growth in net sales may be significantly lower than its historical quarterly growth rate. In the Company's most recent quarters, the sequential sales growth slowed from prior levels, and a disproportionate share of the sales occurred in the last month of the quarter. As a consequence, operating results for a particular quarter are extremely difficult to predict. The Company's ability to meet financial expectations could be hampered if the nonlinear sales pattern continues in future periods. In addition, in response to customer demand, the Company has attempted to reduce its product manufacturing lead times, which may result in corresponding reductions in order backlog. A decline in backlog levels could result in more variability and less predictability in the Company's quarter-to-quarter net sales and operating results going forward. On the other hand, for certain products, lead times are longer than the Company's goal. If the Company cannot reduce manufacturing lead times for such products, the Company's customers may cancel orders or not place further orders if shorter lead times are available from other manufacturers, thus creating additional variability.

      Many computer systems were not designed to handle any dates beyond the year 1999, and therefore computer hardware and software will need to be modified prior to the year 2000 in order to remain functional. The Company is concerned that many enterprises will be devoting a substantial portion of their information systems spending to resolving this upcoming year 2000 problem. This may result in spending being diverted from networking solutions over the next three years. Additionally, the Company will have to devote resources to providing the year 2000 solution for its own products. The year 2000 issue could lower demand for the Company's products while increasing the Company's costs. These combining factors could have a material adverse impact on the Company's financial results.

      The Company also expects that gross margins may be adversely affected by increases in material or labor costs, heightened price competition, and changes in channels of distribution or in the mix of products sold. For example, the Company believes that gross margins may continue to decline over time, because the sales of lower-margin access and switching products targeted toward small to medium-sized customers have continued to grow at a faster rate than the Company's higher-margin router and high-performance switching products targeted toward enterprise and service provider customers. The Company's gross margins may also be impacted by geographic mix, as well as the mix of configurations within each product group. The Company continues to expand into third-party or indirect distribution channels, which generally results in lower gross margins. In addition, increasing third-party and indirect distribution channels generally results in greater difficulty in forecasting the mix of the Company's products, and to a certain degree, the timing of its orders.

      The Company's growth and ability to meet customer demands also depend in part on its ability to obtain timely deliveries of parts from its suppliers. The Company has experienced component shortages in the past that have adversely affected its operations. Although the Company works closely with its suppliers to avoid these types of shortages, there can be no assurance that the Company will not encounter these problems in the future.

      The Company also expects that its operating margins may decrease as it continues to hire additional personnel and increases other operating expenses to support its business. The Company plans its operating expense levels based primarily on forecasted revenue levels. Because these expenses are relatively fixed in the short term, a shortfall in revenue could lead to operating results being below expectations. The results of operations for 1997 are not necessarily indicative of results to be expected in future periods, and the Company's operating results may be subject to quarterly fluctuations as a result of a number of factors. These factors include the integration of people, operations, and products from acquired businesses and technologies; increased competition in the networking industry; the overall trend toward industry consolidation; the introduction and market acceptance of new technologies, including Gigabit Switch Routing and Tag Switching, currently known as multiprotocol label switching
(MPLS); variations in sales channels, product costs, or mix of products sold; the timing of orders and manufacturing lead times; and changes in general economic conditions, any of which could have a material adverse impact on operations and financial results.

      The Company's corporate headquarters, including most of its research and development operations and its manufacturing facilities, are located in the Silicon Valley area of Northern California, a region known for seismic activity. Additionally, one of the Company's manufacturing facilities is located near a river that has experienced flooding in the past. A significant natural disaster, such as an earthquake or a flood, could have a material adverse impact on the Company's financial results.


LIQUIDITY AND CAPITAL RESOURCES

Cash and equivalents, short-term investments, and investments were $2.5 billion at July 26, 1997, an increase of $672 million from 1996. The increase is primarily a result of cash generated by operations, and to a lesser extent, through financing activities, mainly the exercise of employee stock options. These cash flows were partially offset by cash outflows from operating activities including tax payments of approximately $659 million; cash flows from investing activities including capital expenditures of approximately $330 million; and cash outflows from financing activities, particularly the Company's stock repurchase of $323 million.

      Accounts receivable increased 87.9% during 1997, while sales grew by 57.2%. Days sales outstanding in receivables increased to 60 days as of July 26, 1997 from 44 days at July 28, 1996. Inventories decreased 15.4% during 1997. Inventory management remains an area of focus as the Company balances the need to maintain strategic inventory levels to ensure competitive lead times versus the risk of inventory obsolescence because of rapidly changing technology and customer requirements.

      Accounts payable increased by 34.8% during 1997 because of increases in operating expenses and material purchases to support the growth in net sales. Other accrued liabilities increased by 57.0%, primarily due to higher deferred revenue on service contracts.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  Financial Condition and Results of Operations

      At July 26, 1997, the Company had a line of credit totaling $500 million, which expires in July 2002. There have been no borrowings under this agreement (see Note 6).

      The Company has entered into certain lease arrangements in San Jose, California, and Research Triangle Park, North Carolina, where it has established its headquarters operations and certain research and development and customer support activities, respectively. In connection with these transactions, the Company restricted $363 million of its investments as collateral for certain obligations of the leases. The Company anticipates that it will occupy more leased property in the future that will require similar restricted securities; however, the Company does not expect the impact of this activity to be material to liquidity.

      During fiscal 1997, the Company's Board of Directors authorized a stock repurchase program under which 5 million shares of the Company's stock could be reacquired. All 5 million shares were repurchased at an aggregate purchase price of approximately $323 million and subsequently reissued in connection with the Company's stock plans. However, the Company's ability to repurchase shares has been restricted and is expected to continue to be restricted from time to time due to business combinations and limitations under pooling of interests accounting.

      The Company's management believes that its current cash and equivalents, short-term investments, line of credit, and cash generated from operations will satisfy its expected working capital and capital expenditure requirements through fiscal 1998.

CONSOLIDATED STATEMENTS OF OPERATIONS
                    (in thousands, except per-share amounts)


 Years Ended                               July 26, 1997  July 28, 1996  July 30, 1995
--------------------------------------------------------------------------------------

 NET SALES                                   $6,440,171     $4,096,007     $2,232,652
 Cost of sales                                2,241,378      1,409,862        742,860
--------------------------------------------------------------------------------------
   Gross margin                               4,198,793      2,686,145      1,489,792
--------------------------------------------------------------------------------------

 Expenses:
   Research and development                     698,172        399,291        210,815
   Sales and marketing                        1,160,269        726,278        399,983
   General and administrative                   204,661        159,770         85,271
   Purchased research and development           508,397                        95,760
--------------------------------------------------------------------------------------
     Total operating expenses                 2,571,499      1,285,339        791,829
--------------------------------------------------------------------------------------
 OPERATING INCOME                             1,627,294      1,400,806        697,963

 Realized gains on sale of investment           152,689
 Interest and other income, net                 108,889         64,019         40,014
--------------------------------------------------------------------------------------
 Income before provision for income taxes     1,888,872      1,464,825        737,977
 Provision for income taxes                     840,193        551,501        281,488
======================================================================================
 NET INCOME                                  $1,048,679     $  913,324     $  456,489
======================================================================================

 NET INCOME PER COMMON SHARE                 $     1.52     $     1.37     $     0.72
======================================================================================

 Shares used in per-share calculation           689,319        666,586        630,711
======================================================================================


See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
                                 (in thousands)


                                                              July 26, 1997    July 28, 1996
--------------------------------------------------------------------------------------------

 ASSETS
 Current assets:
   Cash and equivalents                                        $   269,608      $   279,695
   Short-term investments                                        1,005,977          758,489
   Accounts receivable, net of allowance for doubtful
     accounts of $22,340 in 1997 and $21,074 in 1996             1,170,401          622,859
   Inventories, net                                                254,677          301,188
   Deferred income taxes                                           312,132          101,827
   Prepaid expenses and other current assets                        88,471           95,582
--------------------------------------------------------------------------------------------
     Total current assets                                        3,101,266        2,159,640

 Investments                                                     1,267,174          832,114
 Restricted investments                                            363,216          228,644
 Property and equipment, net                                       466,352          331,315
 Other assets                                                      253,976           78,519
--------------------------------------------------------------------------------------------
     TOTAL ASSETS                                              $ 5,451,984      $ 3,630,232
============================================================================================

 LIABILITIES AND SHAREHOLDERS' EQUITY
   Current liabilities:
   Accounts payable                                            $   207,178      $   153,683
   Income taxes payable                                            256,224          169,894
   Accrued payroll and related expenses                            263,269          195,197
   Other accrued liabilities                                       393,438          250,579
--------------------------------------------------------------------------------------------
     Total current liabilities                                   1,120,109          769,353

 Commitments and contingencies (Note 7)

 Minority interest                                                  42,253           41,257

 Shareholders' equity:
   Preferred stock, no par value, 5,000 shares authorized;
     none issued or outstanding in 1997 and 1996
   Common stock, no par value, 1,200,000 shares authorized;
     issued and outstanding: 670,779 shares in 1997
     and 649,284 shares in 1996                                  1,763,200          888,067
   Retained earnings                                             2,487,058        1,777,369
   Unrealized gain on investments                                   49,628          158,848
   Cumulative translation adjustments                              (10,264)          (4,662)
--------------------------------------------------------------------------------------------
     Total shareholders' equity                                  4,289,622        2,819,622
--------------------------------------------------------------------------------------------
     TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                $ 5,451,984      $ 3,630,232
============================================================================================


See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)


   YEARS ENDED                                                    JULY 26, 1997   JULY 28, 1996    JULY 30, 1995
----------------------------------------------------------------------------------------------------------------

 Cash flows from operating activities:
   Net income                                                     $ 1,048,679      $   913,324      $   456,489
   Adjustments to reconcile net income to
     net cash provided by operating activities:
      Depreciation and amortization                                   212,200          132,594           74,961
      Provision for doubtful accounts                                  13,318           18,548           15,213
      Provision for inventory allowances                              123,431           53,025           55,783
      Deferred income taxes                                          (185,944)         (74,292)         (74,856)
      Tax benefits from employee stock plans                          274,341          198,468           59,348
      Adjustment to conform StrataCom fiscal year                     (11,020)
      Purchased research and development from acquisitions            273,532
      Change in operating assets and liabilities:
        Accounts receivable                                          (558,664)        (219,628)        (181,083)
        Inventories                                                   (74,374)        (272,408)        (104,484)
        Prepaid expenses and other current assets                       7,332          (67,154)         (16,725)
        Accounts payable                                               52,225           93,773           22,605
        Income taxes payable                                           86,230           97,924           27,976
        Accrued payroll and related expenses                           66,375          101,221           43,485
        Other accrued liabilities                                     114,462           87,331           64,121
----------------------------------------------------------------------------------------------------------------
          NET CASH PROVIDED BY OPERATING ACTIVITIES                 1,442,123        1,062,726          442,833
----------------------------------------------------------------------------------------------------------------
 Cash flows from investing activities:
   Purchases of short-term investments                             (1,430,556)        (786,197)        (341,578)
   Proceeds from sales and maturities
     of short-term investments                                      1,276,379          641,974          295,234
   Purchases of investments                                        (1,761,952)        (809,098)        (289,569)
   Proceeds from sales and maturities of investments                1,052,363          219,178          228,680
   Purchases of restricted investments                               (351,168)        (164,624)        (160,396)
   Proceeds from sales and maturities of
     restricted investments                                           218,948          115,429          100,472
   Acquisition of property and equipment                             (330,297)        (282,840)        (151,828)
   Acquisition of businesses, net of cash acquired
     and purchased research and development                           (18,642)                          (17,920)
   Other                                                              (59,083)           8,337            5,273
----------------------------------------------------------------------------------------------------------------
          NET CASH USED IN INVESTING ACTIVITIES                    (1,404,008)      (1,057,841)        (331,632)
----------------------------------------------------------------------------------------------------------------
 Cash flows from financing activities:
   Issuance of common stock                                           280,212          116,554          135,348
   Common stock repurchases                                          (322,812)        (115,621)         (69,881)
   Proceeds from sale of subsidiary stock                                                                40,548
   Other                                                               (5,602)         (10,511)           6,007
----------------------------------------------------------------------------------------------------------------
          NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES         (48,202)          (9,578)         112,022
----------------------------------------------------------------------------------------------------------------
 Net (decrease) increase in cash and equivalents                      (10,087)          (4,693)         223,223
 Cash and equivalents, beginning of period                            279,695          284,388           61,165
----------------------------------------------------------------------------------------------------------------
 CASH AND EQUIVALENTS, END OF PERIOD                              $   269,608      $   279,695      $   284,388
================================================================================================================

 Non-cash investing and financing activities are as follows:
   Transfers of securities to restricted investments              $      --        $     3,586      $    27,249
================================================================================================================


See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                 (in thousands)


                                              COMMON STOCK
                                        -------------------------                  UNREALIZED   CUMULATIVE       TOTAL
                                          NUMBER                       RETAINED     GAIN ON     TRANSLATION   SHAREHOLDERS'
                                        OF SHARES        AMOUNT        EARNINGS   INVESTMENTS   ADJUSTMENTS      EQUITY
---------------------------------------------------------------------------------------------------------------------------

BALANCES JULY 31, 1994                   578,565      $   282,678     $621,802                    $(158)        $904,322
Issuance of common stock
 under stock option and
 purchase plans                           15,733           53,660                                                 53,660
Issuance of common stock
 in conjunction with
 secondary offering by
 StrataCom                                 6,900           81,688                                                 81,688
Tax benefits from
 employee stock plans                                      59,348                                                 59,348
Common stock repurchases                  (4,188)          (2,073)    (67,808)                                   (69,881)
Pooling of interests
 acquisitions                             20,166           33,373     (13,678)                                    19,695
Change in unrealized                                                                $50,948                       50,948
 gains on investments
Net income                                                            456,489                                    456,489
Translation adjustments                                                                           6,007            6,007
------------------------------------------------------------------------------------------------------------------------
BALANCES JULY 30, 1995                   617,176          508,674     996,805        50,948       5,849        1,562,276
Issuance of common stock
 under stock option and
 purchase plans                           19,072          116,554                                                116,554
Tax benefits from
 employee stock plans                                     198,468                                                198,468
Common stock repurchases                  (3,060)          (3,876)   (111,745)                                  (115,621)
Acquisitions of businesses                16,096           68,247     (21,015)                                    47,232
Change in unrealized
 gains on investments                                                               107,900                     107,900
Net income                                                            913,324                                   913,324
Translation adjustments                                                                        (10,511)         (10,511)
-----------------------------------------------------------------------------------------------------------------------
BALANCES JULY 28, 1996                   649,284          888,067   1,777,369       158,848     (4,662)       2,819,622




See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                 (in thousands)


                                              COMMON STOCK
                                        -------------------------             UNREALIZED    CUMULATIVE       TOTAL
                                          NUMBER                   RETAINED     GAIN ON     TRANSLATION   SHAREHOLDERS'
                                        OF SHARES       AMOUNT     EARNINGS   INVESTMENTS   ADJUSTMENTS      EQUITY
---------------------------------------------------------------------------------------------------------------------------

BALANCES JULY 28, 1996                   649,284         888,067   1,777,369     158,848       (4,662)      2,819,622
Issuance of common stock
 under stock option and
 purchase plans                           18,841         280,212                                              280,212
Tax benefits from
 employee stock plans                                    274,341                                              274,341
Common stock repurchases                  (5,000)         (9,590)   (313,222)                                (322,812)
Pooling of interests
 acquisitions                              3,814           6,504     (14,748)                                  (8,244)
Purchase acquisitions                      3,840         323,666                                              323,666
Change in unrealized
 gains on investments                                                           (109,220)                    (109,220)
Adjustment to conform
 StrataCom fiscal year                                               (11,020)                                 (11,020)
Net income                                                         1,048,679                                1,048,679
Translation adjustments                                                                        (5,602)         (5,602)
-----------------------------------------------------------------------------------------------------------------------
BALANCES JULY 26, 1997                   670,779      $1,763,200  $2,487,058     $49,628     $(10,264)     $4,289,622
=======================================================================================================================




See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.    DESCRIPTION OF BUSINESS

Cisco Systems, Inc. (the "Company") provides networking solutions that connect computing devices and computer networks, allowing people to access or transfer information without regard to differences in time, place, or type of computer system. The Company sells its products in approximately 90 countries through a combination of direct sales and reseller and distribution channels.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

FISCAL YEAR The Company's fiscal year is the 52 or 53 weeks ending on the last Saturday in July. The fiscal years ended July 26, 1997, July 28, 1996, and July 30, 1995 all comprised 52-week years. Prior to fiscal year 1997, the Company's fiscal year was the 52- or 53-week period ending on the last Sunday in July.

PRINCIPLES OF CONSOLIDATION The consolidated financial statements include the accounts of Cisco Systems, Inc. and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

CASH AND EQUIVALENTS The Company considers cash and all highly liquid investments purchased with an original or remaining maturity of less than three months at the date of purchase to be cash equivalents. Substantially all of its cash and equivalents are custodied with three major financial institutions.

SHORT-TERM INVESTMENTS The Company's short-term investments comprise U.S., state, and municipal government obligations, and foreign and corporate securities with maximum maturities of one year. These investments are carried at fair value. Nearly all short-term investments are held in the Company's name and custodied with two major financial institutions.

INVENTORIES Inventories are stated at the lower of cost or market. Cost is computed using standard cost, which approximates actual cost on a first-in, first-out basis.

INVESTMENTS Investments consist of U.S., state, and municipal government obligations, and foreign and corporate securities with maturities of more than one year. These investments are carried at fair value. Nearly all investments are held in the Company's name and custodied with two major financial institutions.

RESTRICTED INVESTMENTS Restricted investments consist of U.S. governmental obligations with maturities of more than one year. These investments are carried at fair value and are restricted as to withdrawal (see Note 7). Restricted investments are held in the Company's name and custodied with two major financial institutions.

FAIR VALUE OF FINANCIAL INSTRUMENTS Carrying amounts of certain of the Company's financial instruments including cash and equivalents, accrued payroll, and other accrued liabilities approximate fair value because of their short maturities. The fair values of investments are determined using quoted market prices for those securities or similar financial instruments (see Note 5 on investments).

CONCENTRATIONS Cash and equivalents are, for the most part, maintained with several major financial institutions in the United States. Deposits held with banks may exceed the amount of insurance provided on such deposits. Generally these deposits may be redeemed upon demand and therefore, bear minimal risk.

      The Company performs ongoing credit evaluations of its customers and generally does not require collateral from its customers.

      The Company receives certain of its custom semiconductor chips for some of its products from sole suppliers. Additionally, the Company relies on a limited number of hardware manufacturers. The inability of any supplier or manufacturer to fulfill supply requirements of the Company could impact future results. The Company continually monitors exposures in this regard.

REVENUE RECOGNITION The Company generally recognizes product revenue upon shipment of product. Revenue from service obligations is deferred and recognized over the lives of the contracts. The Company accrues for warranty costs, sales returns, and other allowances at the time of shipment based on its experience.

DEPRECIATION AND AMORTIZATION Property and equipment are stated at cost and depreciated on a straight-line basis over the estimated useful lives of the assets. Such lives vary from two and one-half to five years. Goodwill and other intangible assets are included in other assets and are carried at cost less accumulated amortization, which is being provided on a straight-line basis over the economic lives of the respective assets, generally three to five years.

INCOME TAXES Income tax expense is based on pretax financial accounting income. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts.

COMPUTATION OF NET INCOME PER COMMON SHARE Net income per common share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period. Dilutive common equivalent shares consist of stock options.

FOREIGN CURRENCY TRANSLATION Substantially all of the Company's international subsidiaries use their local currency as their functional currency. For those subsidiaries using the local currency as their functional currency, assets and liabilities are translated at exchange rates in effect at the balance sheet date and income and expense accounts at average exchange rates during the year. Resulting translation adjustments are recorded directly to a separate component of shareholders' equity. Where the U.S. dollar is the functional currency, translation adjustments are recorded in income.

DERIVATIVES The Company enters into forward exchange contracts to minimize the short-term impact of foreign currency fluctuations on assets and liabilities denominated in currencies other than the functional currency of the reporting entity. All foreign exchange forward contracts are designated as and effective as a hedge and are highly inversely correlated to the hedged item as required by generally accepted accounting principles.

      Gains and losses on the contracts are included in other income and offset foreign exchange gains or losses from the revaluation of intercompany balances or other current assets and liabilities denominated in currencies other than the functional currency of the reporting entity. Fair values of exchange contracts are determined using published rates. If a derivative contract terminates prior to maturity, the investment is shown at its fair value with the resulting gain/(loss) reflected in operating results.

MINORITY INTEREST Minority interest represents the minority stockholders' proportionate share of the equity of Nihon Cisco Systems, K.K. At July 26, 1997, the Company maintained all issued and outstanding common stock, amounting to 73.2% of the voting rights. Each share of preferred stock is convertible into one share of common stock at any time at the option of the holder.

USE OF ESTIMATES The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Estimates are used for, but not limited to, the accounting for doubtful accounts, depreciation and amortization, sales returns, warranty costs, taxes, and contingencies. Actual results could differ from these estimates.

RECENT ACCOUNTING PRONOUNCEMENTS In February 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 128, "Earnings per Share" (EPS), which simplifies existing computational guidelines, revises disclosure requirements, and increases the comparability of earnings per share on an international basis. Management has not yet evaluated the effects of this change in computational guidelines on the Company's EPS. SFAS No. 128 is effective for periods ending after December 15, 1997 and requires restatement of all prior period EPS data presented. The Company will adopt SFAS No. 128 in its second quarter of fiscal year 1998.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and display of comprehensive income and its components (revenue, expenses, gains, and losses) in a full set of general-purpose financial statements. The Company will adopt SFAS No. 130 in its fiscal year 1999.

      In June 1997, the FASB issued SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," which changes the way public companies report information about operating segments. SFAS No. 131, which is based on the management approach to segment reporting, establishes requirements to report selected segment information quarterly and to report entity-wide disclosures about products and services, major customers, and the material countries in which the entity holds assets and reports revenue. Management has not yet evaluated the effects of this change on its reporting of segment information. The Company will adopt SFAS No. 131 in its fiscal year 1999.

3.    BUSINESS COMBINATIONS

Pooling of Interests Combinations

On July 9, 1996, the Company acquired StrataCom, Inc. ("StrataCom"). Under the terms of the agreement, one share of the Company's common stock was exchanged for each outstanding share of StrataCom. Approximately 76.4 million shares of common stock were issued to acquire StrataCom.

      The Company also assumed remaining outstanding StrataCom stock options that were converted to options to purchase approximately 11.5 million shares of the Company's common stock. The transaction was accounted for as a pooling of interests in fiscal year 1996; therefore, all prior periods presented were restated.

      Prior to the merger, StrataCom used a calendar year end. Restated financial statements of the Company combine the July 28, 1996, and July 30, 1995 results of the Company with the June 30, 1996, and July 1, 1995 results of StrataCom, respectively. No adjustments have been made to conform accounting policies of the entities. However, StrataCom's historical results have been adjusted to reflect an increase in income taxes because of the elimination of a previously provided valuation allowance on its deferred tax asset as of the earliest period presented. There were no significant intercompany transactions requiring elimination in any period presented. In order for both companies to operate on the same fiscal year for 1997, StrataCom's operations for the one-month period ended July 28, 1996 that are not material to the consolidated companies have been reflected as an adjustment to retained earnings in the first quarter of fiscal 1997.

      The Company has also completed a number of other pooling acquisitions. The historical operations of these entities is immaterial to the Company's consolidated operations on either an individual or an aggregated basis; therefore, prior period statements have not been restated for these acquisitions. These transactions are summarized as follows (in millions of shares):

                                                      TOTAL SHARES OF
FISCAL YEAR          ACQUIRED COMPANIES              CISCO STOCK ISSUED
-----------------------------------------------------------------------

1995            Newport Systems Solutions, Inc.              6.6
                Kalpana, Inc.                               13.6
1996            Combinet, Inc.                               3.5
                Grand Junction Networks, Inc.                9.2
                TGV Software, Inc.                           2.4
1997            Nashoba Networks                             1.6
                Granite Systems, Inc.                        2.2
-----------------------------------------------------------------------

In conjunction with these poolings, the Company also assumed the outstanding options of these companies, which were converted to options to purchase approximately 3.6 million shares of the Company's common stock.

PURCHASE COMBINATIONS

During the three years ended July 26, 1997, the Company made the acquisitions described in the paragraphs that follow, each of which has been accounted for as a purchase. The consolidated financial statements include the operating results of each business from the date of acquisition. Pro forma results of operations have not been presented, because the effects of these acquisitions were not material on either an individual or an aggregate basis.

      The amounts allocated to purchased research and development were determined through established valuation techniques in the high-technology communications industry and were expensed upon acquisition, because technological feasibility had not been established and no future alternative uses existed. Research and development costs to bring the products from the acquired companies to technological feasibility are not expected to have a material impact on the Company's future results of operations or cash flows. Amounts allocated to goodwill and other intangibles are amortized on a straight-line basis up to a five-year period.

      In January 1995, the Company acquired substantially all of the assets and assumed the liabilities of LightStream Corporation ("LightStream"), a developer of enterprise-class ATM switching technology, for $120.0 million in cash and related acquisition costs of approximately $.5 million.

      The purchase price was allocated to the acquired assets and assumed liabilities based on fair values as follows (in thousands):


----------------------------------------------
Cash                                $   6,320
Accounts receivable                     2,777
Other current assets                      101
Property and equipment                  1,815
Purchased research and development     95,760
Goodwill                               19,710
Current liabilities                    (5,983)
----------------------------------------------
  Total                              $120,500
==============================================

The remaining amounts allocated to goodwill after the $5.1 million write-off in fiscal 1996 were amortized on a straight-line basis over two years.

      In October 1996, the Company acquired substantially all of the assets of Telebit Corporation ("Telebit") and its Modem ISDN Channel Aggregation (MICA(TM)) technologies for approximately $200.0 million in cash. The Company purchased Telebit patents and MICA intellectual property, established employment contracts with MICA personnel, and assumed certain preferred stock and notes receivable related to a management buyout of the remaining assets of Telebit. As part of this transaction, the Company recorded approximately $174.6 million in purchased research and development expense in the first quarter of fiscal 1997.

      In November 1996, the Company acquired Netsys Technologies ("Netsys"), a privately held innovator of network infrastructure management and performance analysis software. Under the terms of the agreement, the Company exchanged common stock worth approximately $81.1 million and assumed net liabilities of approximately $3.8 million for all outstanding shares and options of Netsys. As part of this transaction, the Company recorded approximately $43.2 million in purchased research and development expense and $41.7 million of goodwill and other intangible assets in the second quarter of fiscal 1997.

      In July 1997, the Company completed the acquisition of Skystone Systems Corporation ("Skystone"), an innovator of high-speed Synchronous Optical Network/Synchronous Digital Hierarchy (SONET/SDH). Under the terms of the agreement, shares of the Company's common stock worth approximately $69.4 million, and $22.7 million in cash has been exchanged for all outstanding shares, warrants, and options of Skystone. As part of this transaction, the Company recorded approximately $89.4 million in purchased research and development expense.

      In July 1997, the Company acquired Ardent Communications ("Ardent"), a designer of combined communications support for compressed voice, LAN, data, and video traffic across public and private Frame Relay and ATM networks. Under the terms of the agreement, shares of the Company's stock worth approximately $165.3 million have been exchanged for the outstanding shares and options of Ardent. As part of this transaction, the Company recorded approximately $163.6 million in purchased research and development expense.

      Also in July 1997, the Company acquired Global Internet Software Group ("Global Internet"), a wholly owned subsidiary of Global Internet.Com and a pioneer in the Windows NT network security marketplace. Approximately $40.2 million in cash was exchanged for all of the outstanding shares of Global Internet. As part of this transaction, the Company recorded approximately $37.6 million in purchased research and development expense.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


BUSINESS COMBINATIONS COMPLETED SUBSEQUENT TO YEAR-END

On July 28, 1997, the Company entered into an agreement to purchase the Dagaz xDSL business of Integrated Network Corporation ("INC"). The Company agreed to pay approximately $108.0 million in cash for the xDSL business. As part of this transaction, the Company assumed approximately .2 million shares of INC stock options, which will be converted to options to purchase the Company's common stock. This transaction was completed in August 1997.

4.    BALANCE SHEET DETAIL

 (IN THOUSANDS)                                               JULY 26, 1997      JULY 28, 1996
---------------------------------------------------------------------------------------------
Inventories, net:
  Raw materials                                                 $  89,226           $ 134,531
  Work in process                                                 114,724              99,723
  Finished goods                                                   21,733              51,920
  Demonstration systems                                            28,994              15,014
---------------------------------------------------------------------------------------------
    Total                                                       $ 254,677           $ 301,188
=============================================================================================

Property and equipment, net:
  Leasehold improvements                                        $  88,801           $  40,927
  Computer equipment and related software                         394,735             280,777
  Production and engineering equipment                            108,520             108,477
  Office equipment, furniture, fixtures, and other                290,129             145,291
---------------------------------------------------------------------------------------------
                                                                  882,185             575,472
  Less accumulated depreciation and amortization                 (415,833)           (244,157)
---------------------------------------------------------------------------------------------
    Total                                                       $ 466,352           $ 331,315
=============================================================================================

Accrued payroll and related expenses:
  Accrued wages, paid time off, and related expenses            $ 127,779          $   97,780
  Accrued commissions                                              66,851              33,589
  Accrued bonuses                                                  68,639              63,828
---------------------------------------------------------------------------------------------
    Total                                                       $ 263,269           $ 195,197
=============================================================================================

Other accrued liabilities:
  Deferred revenue                                              $ 183,268           $ 116,229
  Accrued warranties                                               41,526              32,256
  Other liabilities                                               168,644             102,094
---------------------------------------------------------------------------------------------
    Total                                                       $ 393,438           $ 250,579
=============================================================================================

5.    INVESTMENTS

At July 26, 1997 and July 28, 1996, substantially all of the Company's investments were classified as available for sale. The difference between the cost and fair value of those investments, net of the tax effect, is shown as a separate component of shareholders' equity.

      The following tables summarize the Company's investment in securities (in thousands):


                                                          GROSS        GROSS
                                        AMORTIZED      UNREALIZED    UNREALIZED        FAIR
JULY 26, 1997                              COST           GAINS        LOSSES          VALUE
----------------------------------------------------------------------------------------------
U.S. government notes and bonds        $  609,580       $  1,407     $    (960)     $  610,027
State, municipal, and county
  government notes and bonds            1,313,652          6,214          (755)      1,319,111
Foreign government notes and bonds         31,565             29          (111)         31,483
Corporate notes and bonds                 562,039            594          (589)        562,044
Corporate equity securities                40,759         89,390       (16,447)        113,702
----------------------------------------------------------------------------------------------
  Total                                $2,557,595        $97,634      $(18,862)     $2,636,367
==============================================================================================

Reported as:
Short-term investments                                                              $1,005,977
Investments                                                                          1,267,174
Restricted investments                                                                 363,216
----------------------------------------------------------------------------------------------
  Total                                                                             $2,636,367
==============================================================================================


                                                          GROSS          GROSS
                                         AMORTIZED     UNREALIZED     UNREALIZED        FAIR
JULY 28, 1996                              COST           GAINS         LOSSES          VALUE
----------------------------------------------------------------------------------------------
U.S. government notes and bonds       $   445,539     $      192   $    (2,911)     $  442,820
State, municipal, and county
  government notes and bonds            1,023,399          1,448        (5,860)      1,018,987
Foreign government notes and bonds          2,498             42                         2,540
Corporate notes and bonds                  62,766             99          (134)         62,731
Corporate equity securities                30,900        357,049       (95,780)        292,169
----------------------------------------------------------------------------------------------
  Total                                $1,565,102       $358,830     $(104,685)     $1,819,247
==============================================================================================

Reported as:
Short-term investments                                                             $   758,489
Investments                                                                            832,114
Restricted investments                                                                 228,644
----------------------------------------------------------------------------------------------
  Total                                                                             $1,819,247
==============================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


The following table summarizes debt maturities (including restricted investments) at July 26, 1997 (in thousands):


                                           AMORTIZED                    FAIR
                                             COST                       VALUE
---------------------------------------------------------------------------------
Less than one year                        $1,269,663                 $1,270,079
Due in 1-2 years                             516,523                    517,457
Due in 2-5 years                             694,504                    699,411
Due after 5 years                             36,146                     35,718
---------------------------------------------------------------------------------
  Total                                   $2,516,836                 $2,522,665
=================================================================================

During fiscal year 1997, the Company began to sell its minority equity position in a publicly traded company. A hedge was formed to protect the unrealized gains the Company had earned while holding this investment. The hedge took the form of a cashless collar and was constructed as a series of purchased puts and sold calls, with the cost of the purchased puts exactly offset by the premium earned on the sold calls. The total face values of the puts and calls at July 26, 1997 were $16.5 million and $21.1 million, respectively. The collar expires over a period of two years commencing October 1996. Net unrealized gains or losses for the stock and associated hedge are reflected as a separate component of shareholders' equity. Realized gains or losses on the combined position have been reflected in income for the period in which the stock was sold or the hedge was terminated. Also in fiscal 1997, the Company established the Cisco Systems Foundation ("the Foundation"). As part of this initiative, the Company donated a portion of this investment, along with other equity securities, with a combined cost basis of approximately $2.3 million and an approximate fair value of $71.5 million at July 26, 1997, to the Foundation. The realized gains on the sale of this investment, net of the amounts donated to the Foundation, were $152.7 million in fiscal 1997. The Company expects to sell its remaining stake in the publicly traded company in fiscal year 1998 and will realize additional gains.

      There were no material realized gains in fiscal years 1996 and 1995. Gross realized gains and losses on the sale of investments are calculated using the specific identification method.

6.    LINE OF CREDIT

In July 1997, the Company entered into a syndicated credit agreement under the terms of which a group of banks has committed a maximum of $500.0 million on an unsecured, revolving basis for cash borrowings of various maturities. The commitments made under this agreement expire on July 1, 2002. This agreement replaces an earlier, three-year, $100.0 million credit agreement entered into on May 22, 1995. Under the terms of the new agreement, borrowings bear interest at a spread over the London Interbank Offered Rate based on certain financial criteria and third-party rating assessments or other alternative rates. As of July 26, 1997, this spread was 20 basis points. A commitment fee of 7 basis points is assessed against any undrawn amounts. The agreement includes a single financial covenant that places a variable floor on tangible net worth, as defined, if certain leverage ratios are exceeded. There have been no borrowings under this or the previous agreement.

7.    COMMITMENTS AND CONTINGENCIES

LEASES

The Company has entered into several agreements to lease 221 acres of land located in San Jose, California, where it has established its headquarters operations, and 45 acres of land located in Research Triangle Park, North Carolina, where it has expanded certain research and development and customer support activities. All of the leases have initial terms of five to seven years and options to renew for an additional three to five years, subject to certain conditions. At any time during the terms of these land leases, the Company may purchase the land. If the Company elects not to purchase the land at the end of each of the leases, the Company has guaranteed a residual value of $124.1 million.

    The Company has also entered into agreements to lease certain buildings to be constructed on the land described above. The lessors of the buildings have committed to fund up to a maximum of $341.6 million (subject to reductions based on certain conditions in the respective leases) for the construction of the buildings, with the portion of the committed amount actually used to be determined by the Company. Rent obligations for the buildings commenced on various dates and will expire at the same time as the land leases.

    The Company has an option to renew the building leases for an additional three to five years, subject to certain conditions. The Company may, at its option, purchase the buildings during or at the ends of the terms of the leases at approximately the amount expended by the lessors to construct the buildings. If the Company does not exercise the purchase options by the ends of the leases, the Company will guarantee a residual value of the buildings as determined at the lease inception date of each agreement (approximately $186.6 million at July 26, 1997).

    As part of the above lease transactions, the Company restricted $363.2 million of its investment securities as collateral for specified obligations of the lessor under the leases. These investment securities are restricted as to withdrawal and are managed by a third party subject to certain limitations under the Company's investment policy. In addition, the Company must maintain a minimum consolidated tangible net worth, as defined, of $1 billion.

    The Company also leases office space in Santa Clara, California; Chelmsford, Massachusetts; and for its various U.S. and international sales offices.

    Future annual minimum lease payments under all noncancelable operating leases as of July 26, 1997, are as follows (in thousands):


---------------------------------------------
1998                                $  65,876
1999                                   54,531
2000                                   41,530
2001                                   29,710
2002                                   17,895
Thereafter                             39,513
---------------------------------------------
Total minimum lease payments         $249,055
=============================================

Rent expense totaled $64.4 million, $36.8 million, and $24.0 million for 1997, 1996, and 1995, respectively.

FORWARD EXCHANGE CONTRACTS

The Company conducts business on a global basis in several major international currencies. As such, it is exposed to adverse movements in foreign currency exchange rates. The Company enters into forward foreign exchange contracts to reduce certain currency exposures. These contracts hedge exposures associated with nonfunctional currency assets and liabilities denominated in Japanese, Canadian, Australian, and several European currencies. At the present time, the Company hedges only those currency exposures associated with certain nonfunctional currency assets and liabilities and does not generally hedge anticipated foreign currency cash flows.

    The Company does not enter into forward exchange contracts for trading purposes. Gains and losses on the contracts are included in other income and offset foreign exchange gains or losses from the revaluation of intercompany balances or other current assets and liabilities denominated in currencies other than the functional currency

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


of the reporting entity. The Company's forward currency contracts generally range from one to three months in original maturity. Forward exchange contracts outstanding and their unrealized gains and (losses) as of July 26, 1997 are summarized as follows (in thousands):


                        NOTIONAL       NOTIONAL
                         VALUE           VALUE      UNREALIZED
                       PURCHASED         SOLD       GAIN/(LOSS)
--------------------------------------------------------------
Japanese yen           $  36,150      $ (84,483)     $     111
Australian dollar         33,171        (58,072)           521
Canadian dollar               --        (42,021)            15
European currencies      142,036        (83,225)           (74)
--------------------------------------------------------------
  Total                $ 211,357      $(267,801)     $     573
==============================================================


The Company's forward exchange contracts contain credit risk in that its banking counterparties may be unable to meet the terms of the agreements. The Company minimizes such risk by limiting its counterparties to major financial institutions. In addition, the potential risk of loss with any one party resulting from this type of credit risk is monitored. Management does not expect any material losses as a result of default by other parties.

LEGAL PROCEEDINGS

The Company and its subsidiaries are subject to legal proceedings, claims, and litigation arising in the ordinary course of business. The Company's management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on the Company's consolidated financial position, results of operations, or cash flows.

8.    SHAREHOLDERS' EQUITY

The Company's common stock was split two for one on February 16, 1996. All applicable share and per-share data in these consolidated financial statements have been restated to give effect to this stock split.

      Under the terms of the Company's Articles of Incorporation, the Board of Directors may determine the rights, preferences, and terms of the Company's authorized but unissued shares of preferred stock.

9.    EMPLOYEE BENEFIT PLANS

EMPLOYEE STOCK PURCHASE PLAN

The Company has an Employee Stock Purchase Plan ("the Purchase Plan") under which 9.8 million shares of common stock have been reserved for issuance. Eligible employees may designate not more than 10% of their cash compensation to be deducted each pay period for the purchase of common stock under the Purchase Plan, and participants may purchase not more than $25,000 of common stock in any one calendar year. On the last business day of each calendar quarter, shares of common stock are purchased with the employees' payroll deductions over the immediately preceding six months at a price per share of 85% of the lesser of the market price of the common stock on the purchase date or the market price on the first day of the period. The Purchase Plan will terminate no later than January 3, 2000. In fiscal 1997, 1996, and 1995, 1.4 million, 1.3 million, and
1.5 million shares, respectively, were issued under the Purchase Plan. At July 26, 1997, 2.0 million shares were available for issuance under the Purchase Plan.

STOCK OPTION PLANS

In November 1996, the Company's shareholders approved the 1996 Stock Incentive Plan (the "1996 Plan"). This plan was the successor to the Company's 1987 Stock Option Plan (the "Predecessor Plan"). The 1996 Plan became effective immediately upon shareholder approval, and all outstanding options under the Predecessor Plan were transferred to the 1996 Plan. However, all outstanding options under the Predecessor Plan continue to be governed by the terms and conditions of the existing option agreements for those grants. The maximum number of shares under the 1996 Plan was initially limited to the 68.8 million shares transferred from the Predecessor Plan. Under the terms of the 1996 Plan, the share reserve will increase each December for the next three fiscal years, beginning with fiscal 1997, by an amount equal to 4.75% of the outstanding shares on the last trading day of the immediately preceding November. Although the Board has the authority to set other terms, the options are generally 25% exercisable one year from the date of grant and then ratably over the following 36 months.

Under the Predecessor Plan, the options generally had terms of five years. Under the 1996 Plan, options expire no later than nine years from the grant date.

      A summary of option activity follows (in thousands, except per-share amounts):


                                                                       OPTIONS OUTSTANDING
                                                                  ------------------------------
                                           OPTIONS AVAILABLE                    WEIGHTED AVERAGE
                                               FOR GRANT            OPTIONS      EXERCISE PRICE
------------------------------------------------------------------------------------------------
BALANCES JULY 31, 1994                          19,196             33,508              $  7.91
Options granted and assumed                    (36,792)            36,792                16.94
Options exercised                                                 (14,232)                2.66
Options canceled                                 2,207             (2,207)               12.13
Additional shares reserved                      12,474
------------------------------------------------------------------------------------------------
BALANCES JULY 30, 1995                          (2,915)            53,861                15.29
Options granted and assumed                    (35,170)            35,170                25.33
Options exercised                                                 (17,771)                4.74
Options canceled                                 2,171             (2,171)               20.33
Additional shares reserved                      52,170
------------------------------------------------------------------------------------------------
BALANCES JULY 28, 1996                          16,256             69,089                22.96
Options granted and assumed                    (42,402)            42,402                48.91
Options exercised                                                 (17,483)               12.76
Options canceled                                 4,673             (4,673)               34.37
Additional shares reserved                      31,815
------------------------------------------------------------------------------------------------
BALANCES JULY 26, 1997                          10,342             89,335               $36.68
================================================================================================


At July 26, 1997 and July 28, 1996, approximately 24.8 million and 21.7 million outstanding options, respectively, were exercisable. The weighted average exercise prices for options were $20.66 and $11.42 at July 26, 1997 and July 28, 1996, respectively.

      The Company has, in connection with the acquisition of various companies, assumed the stock option plans of each acquired company. A total of 4.6 million shares of the Company's common stock have been reserved for issuance under the assumed plans, and the related options are included in the preceding table.

      The following tables summarize information concerning outstanding and exercisable options at July 26, 1997 (in thousands, except per-share amounts):


                                                           OPTIONS OUTSTANDING
                                            ---------------------------------------------------------
                                                             WEIGHTED AVERAGE
  RANGE OF                                   NUMBER        REMAINING CONTRACTUAL     WEIGHTED AVERAGE
EXERCISE PRICES                           OUTSTANDING         LIFE (IN YEARS)         EXERCISE PRICE
-----------------------------------------------------------------------------------------------------
 $ 0.01-16.62                                18,807                2.6                    $10.48
  16.69-34.15                                18,136                4.9                     25.20
  34.32-46.50                                21,948                8.2                     44.09
  47.75-52.25                                19,617                8.1                     50.47
  53.37-75.50                                10,827                8.3                     61.39
-----------------------------------------------------------------------------------------------------
   Total                                     89,335                6.4                    $36.68
=====================================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                    OPTIONS EXERCISABLE
                                                            ------------------------------------
RANGE OF                                                      NUMBER            WEIGHTED AVERAGE
EXERCISE PRICES                                             EXERCISABLE          EXERCISE PRICE
------------------------------------------------------------------------------------------------
$ 0.01-16.62                                                  12,290                $  9.30
 16.69-34.15                                                   8,135                  24.48
 34.32-46.50                                                   2,442                  39.18
 47.75-52.25                                                   1,236                  50.86
 53.37-75.50                                                     745                  55.51
------------------------------------------------------------------------------------------------
  Total                                                       24,848                 $20.66
================================================================================================


The Company has adopted SFAS No. 123, "Accounting for Stock-Based Compensation," issued in October of 1995. In accordance with SFAS No. 123, the Company applies APB Opinion 25 and related Interpretations in accounting for its stock option plans, and accordingly does not record compensation costs. If the Company had elected, beginning in fiscal 1996, to recognize compensation cost based on the fair value of the options granted at grant date as prescribed by SFAS No. 123, net income and net income per common share would have been reduced to the pro forma amounts shown below (in thousands, except per-share amounts):


                                                             1997                        1996
-----------------------------------------------------------------------------------------------------
 Net income--as reported                                  $   1,048,679                 $   913,324
 Net income--pro forma                                    $     897,939                 $   872,263
 Net income per common share--as reported                 $        1.52                 $      1.37
 Net income per common share--pro forma                   $        1.32                 $      1.32
-----------------------------------------------------------------------------------------------------


    The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

                                     EMPLOYEE STOCK OPTIONS           EMPLOYEE STOCK PURCHASE PLAN
-----------------------------------------------------------------------------------------------------
                                      1997           1996                  1997          1996
-----------------------------------------------------------------------------------------------------
 Expected dividend yield                0.0%           0.0%                  0.0%          0.0%
 Risk-free interest rate                6.4%           5.9%                  5.3%          5.4%
 Expected volatility                   32.8%          32.9%                 44.4%         44.9%
 Expected life (in years)               3.1            3.1                   0.5           0.5
-----------------------------------------------------------------------------------------------------



The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion the existing models do not necessarily provide a reliable single measure of the fair value of the Company's options. The weighted average estimated fair values of employee stock options granted during fiscal 1997 and 1996 were $15.60 and $13.34 per share, respectively.

    The above pro forma disclosures are not likely to be representative of the effects on net income and net income per common share in future years, because they do not take into consideration pro forma compensation expense related to grants made prior to the Company's fiscal year 1996.

EMPLOYEE 401(k) PLAN
The Company has adopted a plan known as the Cisco Systems, Inc. 401(k) Plan ("the Plan") to provide retirement and incidental benefits for its employees. As allowed under Section 401(k) of the Internal Revenue Code, the Plan provides tax-deferred salary deductions for eligible employees.

    Employees may contribute from 1% to 15% of their annual compensation to the Plan, limited to a maximum annual amount as set periodically by the Internal Revenue Service. The Company matches employee contributions dollar for dollar up to a maximum of $1,500 per year per person. All matching contributions vest immediately. In addition, the Plan provides for discretionary contributions as determined by the Board of Directors. Such contributions to the Plan are allocated among eligible participants in the proportion of their salaries to the total salaries of all participants. Company matching contributions to the Plan totaled $12.6 million in 1997, $6.6 million in 1996, and $3.5 million in 1995. No discretionary contributions were made in 1997, 1996, or 1995.


10. INCOME TAXES

The provision (benefit) for income taxes consists of (in thousands):


                                        1997             1996             1995
--------------------------------------------------------------------------------
 Federal:
  Current                             $ 845,254       $ 514,050       $ 288,656
  Deferred                             (171,571)        (64,133)        (63,310)
--------------------------------------------------------------------------------
                                        673,683         449,917         225,346
--------------------------------------------------------------------------------
 State:
  Current                               153,110          92,291          59,927
  Deferred                              (15,043)         (6,907)         (9,968)
--------------------------------------------------------------------------------
                                        138,067          85,384          49,959
--------------------------------------------------------------------------------
 Foreign:
Current                                  27,773          19,452           7,761
  Deferred                                  670          (3,252)         (1,578)
--------------------------------------------------------------------------------
                                         28,443          16,200           6,183
--------------------------------------------------------------------------------
    Total provision                   $ 840,193       $ 551,501       $ 281,488
================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


    The Company paid income taxes of $658.7 million, $335.1 million, and $270.5 million, in fiscal 1997, 1996, and 1995, respectively.

    The items accounting for the difference between income taxes computed at the federal statutory rate and the provision for income taxes follow:


                                                    1997        1996       1995
---------------------------------------------------------------------------------
 Federal statutory rate                             35.0%       35.0%       35.0%
 Effect of:
   State taxes, net of federal benefit               4.5         3.6         4.1
   Foreign sales corporation                        (3.3)       (2.9)       (2.9)
   Nondeductible purchased R&D                       7.1
   Tax-exempt interest                              (1.0)       (1.0)       (1.1)
   Tax credits                                      (1.3)       (0.3)       (1.1)
   Other, net                                        3.5         3.2         4.1
---------------------------------------------------------------------------------
                                                    44.5%       37.6%       38.1%
=================================================================================



The components of the deferred income tax assets (liabilities) follow (in thousands):


                                                     JULY 26, 1997  JULY 28, 1996
--------------------------------------------------------------------------------
 Other nondeductible accruals                          $ 125,010      $  66,950
 Inventory allowances and capitalization                  89,984         44,334
 Purchased research and development                       81,115         33,806
 Allowance for doubtful accounts and returns              38,008         26,632
 Accrued state franchise tax                              29,231         13,847
 Depreciation                                             11,031         10,451
 Deferred revenue                                         16,629          8,664
 Warranty accruals                                        16,290          8,406
 Unrealized gain on investments                          (29,146)       (95,296)
--------------------------------------------------------------------------------
                                                       $ 378,152      $ 117,794
--------------------------------------------------------------------------------

The noncurrent portion of the deferred income tax assets, which totaled $66.0 million at July 26, 1997 and $16.0 million at July 28, 1996, is included in other assets.

    The Company's income taxes payable for federal, state, and foreign purposes have been reduced by the tax benefits of disqualifying dispositions of stock options. The benefit is the difference between the market value of the stock issued at the time of exercise and the option price tax effected.

11. GEOGRAPHIC INFORMATION AND MAJOR CUSTOMERS
The Company operates in a single industry segment encompassing the design, development, manufacture, marketing, and technical support of networking products and services.

    In 1997, 1996, and 1995, no single customer accounted for 10% or more of the Company's net sales. International sales, primarily in Europe, the Pacific region, and Canada, were $2,803 million in 1997, $1,976 million in 1996, and $931 million in 1995. Export sales, primarily to these regions, were $1,939 million in 1997, $1,530 million in 1996, and $737 million in 1995.

    Summarized financial information by geographic region for 1997, 1996, and 1995 is as follows (in thousands):


                                     1997              1996             1995
--------------------------------------------------------------------------------
 Net sales:
   United States                  $ 6,328,720      $ 4,024,482      $ 2,199,940
   International                      863,855          446,437          194,217
   Eliminations                      (752,404)        (374,912)        (161,505)
--------------------------------------------------------------------------------
     Total                        $ 6,440,171      $ 4,096,007      $ 2,232,652
--------------------------------------------------------------------------------
 Operating income:
   United States                  $ 1,581,622      $ 1,379,994      $   692,174
   International                       48,750           22,704            4,199
   Eliminations                        (3,078)          (1,892)           1,590
--------------------------------------------------------------------------------
     Total                        $ 1,627,294      $ 1,400,806      $   697,963
--------------------------------------------------------------------------------
 Identifiable assets:
   United States                  $ 5,041,225      $ 3,467,637
   International                      505,115          184,291
   Eliminations                       (94,356)         (21,696)
--------------------------------------------------------------------------------
     Total                        $ 5,451,984      $ 3,630,232
================================================================================

Report of Independent Accountants

Board of Directors and Shareholders
Cisco Systems, Inc.
San Jose, California

    We have audited the accompanying consolidated balance sheets of Cisco Systems, Inc. and its subsidiaries as of July 26, 1997 and July 28, 1996 and the related consolidated statements of operations, cash flows, and shareholders' equity for each of the three years in the period ended July 26, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cisco Systems, Inc. and its subsidiaries as of July 26, 1997 and July 28, 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended July 26, 1997, in conformity with generally accepted accounting principles.




COOPERS & LYBRAND L.L.P.

San Jose, California
August 4, 1997

SUPPLEMENTARY FINANCIAL DATA
                     (unaudited) (in thousands, except per-share amounts)

                                                1997                                                1996
                          -------------------------------------------------   -------------------------------------------------
                            JULY 26,    APR. 26,     JAN. 25,     OCT. 26,     JULY 28,     APR. 28,      JAN. 28,     OCT. 29,
                             1997         1997         1997         1996         1996         1996         1996          1995
-------------------------------------------------------------------------------------------------------------------------------
 Net sales              $1,765,097    $1,647,871    $1,592,377    $1,434,826    $1,292,150   $1,087,056  $  918,510  $  798,291
 Gross margin            1,149,057     1,076,532     1,039,858       933,346       839,499      709,902     606,195     530,549
 Operating income          286,453       539,130       488,551       313,160       423,872      376,572     321,511     278,851
 Income before provision
   for income taxes        335,701       600,511       562,914       389,746       442,715      393,244     337,157     291,709
 Net income             $  150,957(1) $  378,321(2) $  338,459(3) $  180,942(4) $  276,551   $  245,649  $  209,737  $  181,387
 Net income per
   common share         $      .22(1) $      .55(2) $      .49(3) $      .26(4) $      .41   $      .37  $      .31  $      .28
-------------------------------------------------------------------------------------------------------------------------------


(1) Net income and net income per share include purchased research and development expenses of $290.6 million and realized gains on the sale of a minority stock investment of $18.0 million. Pro forma net income and net income per share, excluding these nonrecurring items net of tax, would have been $383,237 and $0.55, respectively.

(2) Net income and net income per share include realized gains on the sale of a minority stock investment of $32.3 million. Pro forma net income and net income per share, excluding this nonrecurring item net of tax, would have been $357,980 and $0.52, respectively.

(3) Net income and net income per share include purchased research and development expenses of $43.2 million and realized gains on the sale of a minority stock investment of $47.3 million. Pro forma net income and net income per share, excluding these nonrecurring items net of tax, would have been $351,863 and $0.51, respectively.

(4) Net income and net income per share include purchased research and development expenses of $174.6 million and realized gains on the sale of a minority stock investment of $55.1 million. Pro forma net income and net income per share, excluding these nonrecurring items net of tax, would have been $320,813 and $0.47, respectively.






STOCK MARKET INFORMATION

The following table presents the ranges of the Company's common stock. Prices reflect the two-for-one split effective February 1996:


                              1997                      1996                     1995
-----------------------------------------------------------------------------------------------
                        HIGH         LOW           HIGH        LOW          HIGH          LOW
 First Quarter       $   67.00    $   50.00    $   38.62    $   26.12    $   15.00    $   10.43
 Second Quarter          74.87        57.62        43.93        32.68        18.31        15.06
 Third Quarter           69.75        46.37        52.37        40.56        20.37        16.28
 Fourth Quarter          80.37        46.50        58.75        47.12        29.31        19.68
-----------------------------------------------------------------------------------------------


Cisco Systems' common stock (Nasdaq symbol CSCO) is traded on the Nasdaq National Market. The table above reflects the range of high and low closing prices for each period indicated. The Company has never paid cash dividends on the common stock and has no present plans to do so. There were approximately 12,880 shareholders of record on July 26, 1997.

DIRECTORS
--------------------------------------------------------------------------------


CAROL BARTZ(3)
Chairman and Chief Executive Officer
Autodesk, Inc.

JOHN T. CHAMBERS(1)(4)(5)(6)
President and Chief Executive Officer
Cisco Systems, Inc.

JAMES F. GIBBONS, Ph.D.(2)(4)
Professor of Electrical Engineering
and Special Consul for Industrial Relations
Stanford University

EDWARD R. KOZEL
Senior Vice President and Chief Technical Officer
Cisco Systems, Inc.

RICHARD M. MOLEY
Senior Vice President
Cisco Systems, Inc.

JOHN P. MORGRIDGE(1)(5)(6)
Chairman
Cisco Systems, Inc.

ROBERT L. PUETTE(2)(3)(4)(5)
President, Chief Executive Officer,
and Chairman of the Board
NetFRAME Systems, Inc.

MASAYOSHI SON
President and Chief Executive Officer
SOFTBANK Corp.

DONALD T. VALENTINE(1)(5)(7)
General Partner
Sequoia Capital

STEVEN M. WEST(3)(7)
President and Chief Executive Officer
Hitachi Data Systems



OFFICERS
--------------------------------------------------------------------------------

LARRY R. CARTER
Senior Vice President, Finance and Administration
Chief Financial Officer and Secretary

JOHN T. CHAMBERS
President and Chief Executive Officer

GARY DAICHENDT
Senior Vice President, Worldwide Operations

EDWARD R. KOZEL
Senior Vice President and Chief Technical Officer

DONALD J. LISTWIN
Senior Vice President,
Service Provider Line of Business

MARIO MAZZOLA
Senior Vice President,
Enterprise Line of Business

CARL REDFIELD
Senior Vice President, Manufacturing


TRANSFER AGENT AND REGISTRAR
The First National Bank of Boston
Boston Equiserve
P.O. Box 8040
Boston, MA 02266-8040
www.equiserve.com
617 575-3120

INDEPENDENT ACCOUNTANTS
Coopers & Lybrand L.L.P.
San Jose, California

LEGAL COUNSEL
Brobeck, Phleger & Harrison LLP
Palo Alto, California

NOTICE OF ANNUAL MEETING
Cisco Systems Headquarters
255 West Tasman Drive
San Jose, California
November 13, 1997
10:00 a.m. Pacific Time

INVESTOR RELATIONS
For further information on the company, additional copies of this report, Form 10-K, or other financial information contact:
Investor Relations
Cisco Systems, Inc.
170 West Tasman Drive
San Jose, CA 95134-1706
408 227-CSCO (2726)

You may also contact us by sending an e-mail to investor-relations@cisco.com or by visiting the company's Web site at www.cisco.com.

ONLINE ANNUAL REPORT
We invite you to visit our online interactive annual report at www.cisco.com/annualreport/1997. In this version you will find our shareholders' letter in multiple languages, a financial section that lets you create customized charts and graphs, detailed customer profiles, and additional company and product information. This Web-based report complements our printed report, giving you a comprehensive understanding of Cisco Systems.





--------------------------------------------------------------------------------

(1) Member of the Executive Committee
(2) Member of the Compensation Committee
(3) Member of the Audit Committee
(4) Member of the Nomination Committee
(5) Member of the Acquisition Committee
(6) Special Stock Option Committee
(7) Special Technology Committee

--------------------------------------------------------------------------------

Copyright (C)1997 Cisco Systems, Inc. All rights reserved. Ardent, Cisco IOS, the Cisco Powered Network logo, Granite, IGX, Kalpana, MICA, Nashoba Networks, Netsys Technologies, and Skystone are trademarks; and BPX, Catalyst, Cisco, Cisco Systems, the Cisco Systems logo, Combinet, Grand Junction Networks, IPX, LightStream, StrataCom, and TGV are registered trademarks of Cisco Systems, Inc. in the U.S. and certain other countries. All other trademarks mentioned in this document are the property of their respective owners.

Printed in the U.S.A. on recycled paper. [RECYCLE LOGO]












                                       52