Form 10-K, Exhibit 13
period 1998-07-25
CISCO SYSTEMS INC
filed 1998-09-25
CIK 858877

                                                                   EXHIBIT 13.01

SELECTED FINANCIAL DATA

Five Years Ended July 25, 1998 (in thousands, except per-share amounts)

                                               1998             1997             1996          1995             1994
----------------------------------------------------------------------------------------------------------------------
Net sales                                  $8,458,777       $6,440,171       $4,096,007    $2,232,652       $1,334,436
Net income                                 $1,350,072(1)    $1,048,679(2)    $  913,324    $  456,489(3)    $  322,981
Net income per common share--basic(*)      $     0.88       $     0.71       $     0.64    $     0.33       $     0.25
Net income per common share--diluted(*)    $     0.84(1)    $     0.68(2)    $     0.61    $     0.32(3)    $     0.24
Shares used in per-share
 calculation--basic(*)                      1,533,869        1,485,986        1,437,030     1,367,453        1,296,023
Shares used in per-share
 calculation--diluted(*)                    1,608,173        1,551,039        1,490,078     1,425,247        1,342,213
Total assets                               $8,916,705       $5,451,984       $3,630,232    $1,991,949       $1,129,034
----------------------------------------------------------------------------------------------------------------------

(*)     Reflects the three-for-two stock split effective September 1998.

(1) Net income and net income per share include purchased research and development expenses of $594 million and realized gains on the sale of a minority stock investment of $5 million. Pro forma net income and diluted net income per share, excluding these nonrecurring items net of tax, would have been $1,878,988 and $1.17, respectively.

(2) Net income and net income per share include purchased research and development expenses of $508 million and realized gains on the sale of a minority stock investment of $153 million. Pro forma net income and diluted net income per share, excluding these nonrecurring items net of tax, would have been $1,413,893 and $0.91, respectively.

(3) Net income and net income per share include purchased research and development expenses of $96 million. Pro forma net income and diluted net income per share, excluding these nonrecurring items net of tax, would have been $515,723 and $0.36, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Report including, without limitation, statements containing the words "believes," "anticipates," "estimates," "expects," and words of similar import, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Readers are referred to the "Financial Risk Management" and "Potential Volatility in Operating Results" sections contained herein, as well as the "Future Growth Subject to Risks" and "Other Risk Factors" sections, among others, included in the Form 10-K for the fiscal year ended July 25, 1998, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

COMPARISON OF 1998 AND 1997

Net sales grew to $8.5 billion in 1998 from $6.4 billion in 1997. The 31.3% increase in net sales during the year was primarily a result of increasing unit sales of high-end switches such as the Catalyst(R) 5500, access servers such as the Cisco 3600 family, Internet and intranet access products for small offices such as the Cisco 1600 series router, and increased service contract sales. The sales growth rate for lower-priced access and switching products targeted toward small and medium-sized businesses has increased faster than that of the Company's high-end core router products. However, these products typically carry lower average selling prices, and thus have slowed the Company's growth rate compared with last year. Additionally, some of the Company's more established product lines, such as the Cisco 2500 product family and the Catalyst 1400, experienced decelerating growth rates. Sales to international customers decreased to 40.9% of net sales in 1998 from 43.5% in 1997. The decrease reflects slower sales growth in certain Asian countries, particularly Japan and Korea. The Company anticipates that sales in Asia will remain weak for the near future, with the exception of the Greater China markets. Sales growth in these markets has been impacted by certain factors including weaker economic conditions, delayed government spending, a stronger dollar versus the local currencies, and slower adoption of networking technologies.

    Gross margins increased slightly to 65.5% during 1998 from 65.2% in 1997. This increase is due principally to the Company's improvements in value-engineering efforts and material cost reductions, partially offset by a continued shift in product mix to the Company's lower-margin products. The prices of component parts have fluctuated in the recent past, and the Company expects that this trend may continue. An increase in the price of component parts may have a material adverse impact on gross margins. The Company continues to expect that gross margins will decrease in the future, because it believes that the market for lower-margin remote access and switching products for small to medium-sized businesses will continue to increase at a faster rate than the market for the Company's higher-margin router and high-performance switching products. Additionally, as the Company focuses on new market opportunities, it faces increasing competitive pressure from large telecommunications equipment suppliers and well-funded startup companies, which may materially adversely affect gross margins. The Company is attempting to mitigate this trend through various means, such as increasing the functionality of its products, continued value engineering, controlling royalty costs, and improving manufacturing efficiencies. There can be no assurance that any efforts made by the Company in these and other areas will successfully offset decreasing margins.

    Research and development expenses increased by $322 million in 1998 compared with 1997 expenditures, an increase to 12.1% of net sales from 10.8% in 1997. The increase reflects the Company's ongoing research and development efforts in a wide variety of areas such as voice, video, and data integration, Digital Subscriber Line (DSL) technologies, dial access, enterprise switch routers, security, network management, and high-end routing technologies, among others. A significant portion of the increase was due to the addition of new personnel, partly through acquisitions, as well as higher expenditures on prototypes and depreciation on additional lab equipment. For the near future, research and development expenses are expected to increase at a greater rate than the sales growth rate as the Company invests in technology to address potential market opportunities. The Company also continues to purchase technology in order to bring a broad range of products to the market in a timely fashion. If the Company believes that it is unable to enter a particular market in a timely manner, it may license technology from other businesses or acquire other businesses as an alternative to internal research and development. All of the Company's research and development costs are expensed as incurred.

    Sales and marketing expenses increased by $404 million in fiscal 1998 over fiscal 1997, an increase to 18.5% of net sales in 1998 from 18.0% in fiscal 1997. The increase is due principally to an increase in the size of the Company's direct sales force and related commissions, additional marketing and advertising costs associated with the introduction of new products, and the expansion of distribution channels. The increase also reflects the Company's efforts to invest in certain key areas such as expansion of its end-to-end strategy and service provider coverage in order to position itself to take advantage of future market opportunities.

    General and administrative expenses rose by $54 million in fiscal 1998 over fiscal 1997, a decrease to 3.1% from 3.2% of net sales. The dollar increase reflects increased personnel costs necessary to support the Company's business infrastructure, including those associated with its European Logistics Center, the further development of its information systems, as well as increased levels of amortization for acquisition-related intangible assets. It is management's intent to keep general and administrative costs relatively constant as a percentage of net sales; however, this goal depends upon the level of acquisition activity and amortization of the resulting intangible assets, among other factors.

    The amount expensed to purchased research and development in fiscal 1998 arose from the purchase acquisitions of DAGAZ Technologies, LightSpeed International, Inc., WheelGroup Corporation, NetSpeed Inc., and CLASS Data Systems (see Note 3).

    Interest and other income, net, was $193 million in 1998 and $109 million in 1997. Interest income rose as a result of additional investment income on the Company's increasing investment balances. In fiscal 1997, the Company began selling its holdings in a publicly traded company at amounts significantly above the cost basis of the investment. Also in 1997, the Company established the Cisco Systems Foundation ("the Foundation"). As part of this initiative, the Company donated a portion of this investment, along with other equity securities, to the Foundation, with a combined cost basis of approximately $2 million and an approximate market value of $72 million at July 26, 1997. The realized gains on the sale of this investment, net of the amounts donated to the Foundation, were $153 million in fiscal 1997 (see Note 5).

COMPARISON OF 1997 AND 1996

Net sales grew to $6.4 billion in 1997 from $4.1 billion in 1996. The 57.2% increase in net sales during the year was primarily the result of increasing unit sales of LAN switching products such as the Catalyst 5000, high-end routers such as the Cisco 7500 product family, modular access routers such as the Cisco 4700, and growth in the sales of add-on boards that provide increased functionality. These increases were partially offset by decreasing unit sales of the Company's older product lines, consisting of the Cisco 7000 and Cisco 4000. The sales growth rate for lower-priced access and switching products targeted toward small and medium-sized businesses increased faster than that of the Company's high-end core router products. These products typically carry lower average selling prices, thereby contributing to the slowdown in the Company's overall growth rate in 1997 versus 1996. Additionally, some of the Company's

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

more established product lines, such as the Cisco 2500 series, experienced decelerating growth rates. Sales to international customers decreased to 43.5% of net sales in 1997 from 48.2% for 1996. The decrease was attributed to slower sales growth in certain international markets, particularly Japan, France, and Germany. Sales growth in these markets was impacted by certain factors including weaker economic conditions, delayed government spending, a stronger dollar versus the local currencies, and slower adoption of networking technologies.

    Gross margins decreased slightly to 65.2% during 1997 from 65.6% in 1996. This decrease was due to several factors, including the continued shift in revenue mix to the Company's lower-margin products consisting primarily of access and workgroup products for small to medium-sized businesses. These products traditionally have fewer features and less software functionality than the Company's service provider and enterprise offerings.

    Research and development expenses increased by $299 million in 1997 compared with 1996 expenditures, an increase to 10.8% of net sales from 9.7% in 1996. The increase reflected the Company's ongoing research and development efforts in a wide variety of areas such as voice, video, and data integration, Digital Subscriber Line (DSL) technologies, dial access, enterprise switching, security, network management, and high-end routing technologies, among others. A significant portion of the increase was due to the addition of new personnel, as well as higher expenditures on prototypes and depreciation on new equipment.

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

    General and administrative expenses rose by $45 million in fiscal 1997 over fiscal 1996, a decrease to 3.2% from 3.9% of net sales. The dollar increase reflected increased personnel costs necessary to support the Company's business infrastructure, including those associated with its new European Logistics Center, as well as the further development of its information systems. The percentage decrease reflects management's continued efforts to control discretionary spending.

    The amount expensed to purchased research and development in fiscal 1997 arose from the purchase acquisitions of Telebit Corporation, Netsys Technologies, Skystone Systems Corporation, Ardent Communications, and Global Internet Software Group (see Note 3).

    Interest and other income, net, was $109 million in 1997 and $64 million in 1996. Interest income rose as a result of additional investment income on the Company's increasing investment balances.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and display of comprehensive income and its components (revenue, expenses, gains, and losses) in a full set of general-purpose financial statements. The Company will adopt SFAS No. 130 as required for its first quarterly filing of fiscal year 1999.

    In June 1997, the FASB issued SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," which changes the way public companies report information about operating segments. SFAS No. 131, which is based on the management approach to segment reporting, establishes requirements to report selected segment information quarterly and to report entity-wide disclosures about products and services, major customers, and the material countries in which the entity holds assets and reports revenue. Management is in the process of evaluating the effects of this change on its reporting of segment information.

The Company will adopt SFAS No. 131 as required for its annual report on fiscal year 1999.

    In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Management has not yet evaluated the effects of this change on its operations. The Company will adopt SFAS No. 133 as required for its first quarterly filing of fiscal year 2000.

Financial Risk Management

The following discussion about the Company's risk management activities includes "forward-looking statements" that involve risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements.

    As a global concern, the Company faces exposure to adverse movements in foreign currency exchange rates. These exposures may change over time as business practices evolve and could have a material adverse impact on the Company's financial results. Historically, the Company's primary exposures have related to nondollar-denominated sales in Japan, Canada, and Australia and nondollar-denominated operating expenses in Europe, Latin America, and Asia where the Company sells primarily in U.S. dollars. The introduction of the Euro as a common currency for members of the European Monetary Union is scheduled to take place in the Company's fiscal year 1999. The Company has not determined what impact, if any, the Euro will have on foreign exchange exposure. The Company is prepared to hedge against fluctuations in the Euro if this exposure becomes material. At the present time, the Company hedges only those currency exposures associated with certain assets and liabilities denominated in nonfunctional currencies and does not generally hedge anticipated foreign currency cash flows. The hedging activity undertaken by the Company is intended to offset the impact of currency fluctuations on certain nonfunctional currency assets and liabilities. The success of this activity depends upon estimation of intercompany balances denominated in various currencies, primarily the Japanese yen, Canadian dollar, Australian dollar, and certain European currencies. To the extent that these forecasts are over- or understated during periods of currency volatility, the Company could experience unanticipated currency gains or losses.

    The Company is experiencing a greater proportion of its sales activity through its partners in two-tier distribution channels. These customers are generally given privileges to return inventory, receive credits for changes in the Company's selling prices, and participate in cooperative marketing programs. The Company maintains appropriate reserves and allowances for such exposures. However, such partners tend to have access to more limited financial resources than other resellers and end-user customers and therefore represent potential sources of increased credit risk. Additionally, the Company is experiencing increased demands for customer financing and leasing solutions. The Company also continues to monitor increased credit exposures because of the weakened financial conditions in Asia and the impact that such conditions may have on the worldwide economy. Although the Company has not experienced significant losses because of customers failing to meet their obligations to date, such losses, if incurred, could have a material adverse impact on the Company's business, operating results, and financial position.

    The Company maintains investment portfolio holdings of various issuers, types, and maturities. These securities are generally classified as available for sale, and consequently, are recorded on the balance sheet at fair value with unrealized gains or losses reported as a separate component of shareholders' equity, net of tax. Part of this portfolio includes minority equity investments in several publicly traded companies, the values of which are subject

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

to market price volatility. The Company also has certain real estate lease commitments with payments tied to short-term interest rates. At any time, a sharp rise in interest rates could have a material adverse impact on the fair value of the Company's investment portfolio while increasing the costs associated with its lease commitments. Conversely, declines in interest rates could have a material impact on interest earnings for the Company's investment portfolio. The Company does not currently hedge these interest rate exposures.

    The following table presents the hypothetical changes in fair values in the financial instruments held by the Company at July 25, 1998 that are sensitive to changes in interest rates. These instruments are not leveraged and are held for purposes other than trading. The modeling technique used measures the change in fair values arising from selected potential changes in interest rates. Market changes reflect immediate hypothetical parallel shifts in the yield curve of plus or minus 50 basis points (BPS), 100 BPS, and 150 BPS over a twelve-month time horizon. Beginning fair values represent the market principal plus accrued interest, dividends, and certain interest rate-sensitive securities considered cash and equivalents for financial reporting purposes at July 25, 1998. Ending fair values comprise the market principal plus accrued interest, dividends, and reinvestment income at a twelve-month time horizon. This table estimates the fair value of the portfolio at a twelve-month time horizon (in millions):

                                              VALUATION OF SECURITIES          NO CHANGE       VALUATION OF SECURITIES
                                               GIVEN AN INTEREST RATE         IN INTEREST      GIVEN AN INTEREST RATE
ISSUER                                       DECREASE OF X BASIS POINTS         RATES          INCREASE OF X BASIS POINTS
-----------------------------------------------------------------------------------------------------------------------------
                                        (150 BPS)   (100 BPS)     (50 BPS)                   50 BPS      100 BPS     150 BPS
U.S. government notes and bonds          $1,052       $1,050       $1,047       $1,045       $1,043       $1,040       $1,038
State, municipal, and county
  government notes and bonds              3,530        3,488        3,448        3,409        3,369        3,330        3,292
Foreign government notes and bonds           33           33           33           33           33           33           33
Corporate notes and bonds                   810          809          808          807          806          805          804
-----------------------------------------------------------------------------------------------------------------------------
Total                                    $5,425       $5,380       $5,336       $5,294       $5,251       $5,208       $5,167
=============================================================================================================================

A 50-BPS move in the Federal Funds Rate has occurred in 9 of the last 10 years; a 100-BPS move in the Federal Funds Rate has occurred in 6 of the last 10 years; and a 150-BPS move in the Federal Funds Rate has occurred in 4 of the last 10 years.

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

    This table estimates the fair value of the publicly traded corporate equities at a twelve-month time horizon (in millions):

                             VALUATION OF SECURITY     FAIR VALUE       VALUATION OF SECURITY
                         GIVEN X% DECREASE IN EACH       AS OF        GIVEN X% INCREASE IN EACH
                                STOCK'S PRICE        JULY 25, 1998         STOCK'S PRICE
-----------------------------------------------------------------------------------------------
                         (50%)      (35%)      (15%)                  15%       35%         50%
Corporate equities       $ 86       $111       $146       $171       $197       $231       $257
===============================================================================================

    Within the Company's public equity investment portfolio, a 15% movement in the stock price has occurred in 82% of the annual periods since the shares were initially offered or in the last three years; a 35% movement in the stock price has occurred in 36% of the annual periods since the shares were initially offered or in the last three years; and a 50% movement in the stock price has occurred in 36% of the annual periods since the shares were initially offered or in the last three years.

    The Company also is exposed to interest rate risk associated with leases on its facilities whose payments are tied to the London Interbank Offered Rate (LIBOR), and has evaluated the hypothetical change in lease obligations held at July 25, 1998 due to changes in the LIBOR rate. The modeling technique used for analysis measured hypothetical changes in lease obligations arising from selected hypothetical changes in the LIBOR rate. Market changes reflected immediate hypothetical parallel shifts in the LIBOR curve of plus or minus 50 BPS, 100 BPS, and 150 BPS over a twelve-month period. The results of this analysis were not material to the Company's financial results.

    The Company enters into forward foreign exchange contracts to offset the impact of currency fluctuations on certain nonfunctional currency assets and liabilities, primarily denominated in Japanese, Canadian, Australian, and certain European currencies.

    The Company generally enters into forward currency contracts that have original maturities of one to three months, with none having a maturity greater than one year in length. The total notional values of forward contracts purchased and forward contracts sold were $166 million and $153 million, respectively. The net unrealized gain on forward exchange contracts was $0.1 million. Management does not expect gains or losses on these contracts to have a material impact on the Company's financial results (see Note 7).

POTENTIAL VOLATILITY IN OPERATING RESULTS

The Company expects that in the future, its net sales may grow at a slower rate than was experienced in previous periods, and that on a quarter-to-quarter basis, the Company's growth in net sales may be significantly lower than its historical quarterly growth rate. As a consequence, operating results for any particular quarter are extremely difficult to predict. The Company's ability to meet financial expectations could be hampered if the nonlinear sales pattern seen in recent quarters continues in future periods. The Company generally has had one quarter of the fiscal year when backlog has been reduced. Although such reductions have not occurred consistently in recent years, they are difficult to predict and may occur in the future. In addition, in response to customer demand, the Company continues to attempt to reduce its product manufacturing lead times, which may result in corresponding reductions in order backlog. A decline in backlog levels could result in more variability and less predictability in the Company's quarter-to-quarter net sales and operating results going forward. On the other hand, for certain products, lead times are longer than the Company's goal. If the Company cannot reduce manufacturing lead times for such products, the Company's customers may cancel orders or not place further orders if shorter lead times are available from other manufacturers, thus creating additional variability.

    As a result of recent unfavorable economic conditions, sales to certain countries in Asia and the Pacific Rim have declined as a percentage of the Company's total revenue. If the economic conditions in these markets worsen, or if these unfavorable conditions result in a wider regional or global economic slowdown, this decline may have a material adverse impact on the Company's business, operations, and financial condition.

    Many computer systems were not designed to handle any dates beyond the year 1999, and therefore, computer hardware and software will need to be modified prior to the year 2000 in order to remain

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

functional. The Company is concerned that many enterprises will be devoting a substantial portion of their information systems spending to resolving this upcoming Year 2000 problem. This expense may result in spending being diverted from networking solutions in the near future. The Company is still assessing the impact of the Year 2000 issue on its products and internal information systems and has begun, and in many cases completed, corrective efforts in these areas. The Company does not anticipate that addressing the Year 2000 problem for its internal information systems and current and future products will have a material impact on its operations or financial results. However, there can be no assurance that these costs will not be greater than anticipated, or that corrective actions undertaken will be completed before any Year 2000 problems could occur. The Year 2000 issue could lower demand for the Company's products while increasing the Company's costs. These combining factors, while not quantified, could have a material adverse impact on the Company's financial results.

    The Company has certain key relationships with suppliers. If these suppliers fail to adequately address the Year 2000 issue for the products they provide to the Company, this could have a material adverse impact on the Company's operations and financial results. The Company is still assessing the effect the Year 2000 issue will have on its suppliers and at this time, cannot determine the impact it will have.

    Contingency plans will be developed if it appears the Company or its key suppliers will not be Year 2000 compliant, and such noncompliance is expected to have a material adverse impact on the Company's operations.

    The Company also expects that gross margins may be adversely affected by increases in material or labor costs, heightened price competition, and changes in channels of distribution or in the mix of products sold. For example, the Company believes that gross margins may decline over time, because the markets for lower-margin access products targeted toward small to medium-sized customers have continued to grow at a faster rate than the markets for the Company's higher-margin router and high-performance switching products targeted toward enterprise and service provider customers. The Company recently introduced new products, and several additional new products are scheduled to be released in the near future. If warranty costs associated with these new products are greater than the Company has experienced historically, gross margins may be adversely affected. The Company's gross margins may also be impacted by geographic mix, as well as the mix of configurations within each product group. The Company continues to expand into third-party or indirect distribution channels, which generally results in lower gross margins. In addition, increasing third-party and indirect distribution channels generally results in greater difficulty in forecasting the mix of the Company's products, and to a certain degree, the timing of its orders.

    The Company also expects that its operating margins may decrease as it continues to hire additional personnel and increases other operating expenses to support its business. The Company plans its operating expense levels based primarily on forecasted revenue levels. Because these expenses are relatively fixed in the short term, a shortfall in revenue could lead to operating results being below expectations. The results of operations for 1998 are not necessarily indicative of results to be expected in future periods, and the Company's operating results may be subject to quarterly fluctuations as a result of several factors. These factors include the integration of people, operations, and products from acquired businesses and technologies; increased competition in the networking industry; the overall trend toward industry consolidation; the introduction and market acceptance of new technologies and standards, including switch routers, Gigabit Ethernet switching, Tag Switching (currently also known as multiprotocol label switching [MPLS]), and voice, video, and data capabilities; variations in sales channels, product costs, or mix of products sold; the timing of orders and manufacturing lead times; and changes in general economic conditions, any of which could have a material adverse impact on operations and financial results.

LIQUIDITY AND CAPITAL RESOURCES

Cash and equivalents, short-term investments, and investments were $5.2 billion at July 25, 1998, an increase of $2.6 billion from 1997. The increase is primarily a result of cash generated by operations, and to a lesser extent, through financing activities, mainly the exercise of employee stock options, which generated $488 million in cash. These cash flows were partially offset by cash outflows from operating activities, including tax payments of approximately $438 million; cash flows from investing activities including capital expenditures of approximately $415 million; and cash payments of $108 million and $38 million related to the acquisitions of DAGAZ Technologies and CLASS Data Systems, respectively.

    Accounts receivable increased 10.9% during 1998, while sales grew by 31.3%. Days sales outstanding in receivables decreased to 49 days as of July 25, 1998 from 60 days at July 26,1997. Inventories increased 42.1% during 1998. The increase in inventories was primarily because of the shift toward a two-tier distribution model and the need to maintain shorter lead times on certain products. Inventory management remains an area of focus as the Company balances the need to maintain strategic inventory levels to ensure competitive lead times with the risk of inventory obsolescence due to rapidly changing technology and customer requirements.

    Accounts payable increased by 20.1% during 1998 because of material purchases to support the growth in net sales. Other accrued liabilities increased by 82.3%, primarily because of higher deferred revenue on service contracts.

    At July 25, 1998, the Company had a line of credit totaling $500 million, which expires in July 2002. There have been no borrowings under this agreement (see Note 6).

    The Company has entered into certain lease arrangements in San Jose, California, and Research Triangle Park, North Carolina, where it has established its headquarters operations and certain research and development and customer support activities, respectively. In connection with these transactions, the Company restricted $554 million of its investments as collateral for certain obligations of the leases. The Company anticipates that it will occupy more leased property in the future that will require similar restricted securities; however, the Company does not expect the impact of this activity to be material to liquidity.

    The Company's management believes that its current cash and equivalents, short-term investments, line of credit, and cash generated from operations will satisfy its expected working capital and capital expenditure requirements through fiscal 1999.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per-share amounts)

YEARS ENDED                                        JULY 25, 1998    JULY 26, 1997    JULY 28, 1996
--------------------------------------------------------------------------------------------------

NET SALES                                            $8,458,777       $6,440,171       $4,096,007
Cost of sales                                         2,917,617        2,241,378        1,409,862
--------------------------------------------------------------------------------------------------
  Gross margin                                        5,541,160        4,198,793        2,686,145
--------------------------------------------------------------------------------------------------
Expenses:
  Research and development                            1,020,446          698,172          399,291
  Sales and marketing                                 1,564,419        1,160,269          726,278
  General and administrative                            258,246          204,661          159,770
  Purchased research and development                    593,695          508,397
--------------------------------------------------------------------------------------------------
   Total operating expenses                           3,436,806        2,571,499        1,285,339
--------------------------------------------------------------------------------------------------
OPERATING INCOME                                      2,104,354        1,627,294        1,400,806

Realized gains on sale of investment                      5,411          152,689
Interest and other income, net                          192,701          108,889           64,019
--------------------------------------------------------------------------------------------------
Income before provision for income taxes              2,302,466        1,888,872        1,464,825
Provision for income taxes                              952,394          840,193          551,501
--------------------------------------------------------------------------------------------------
  NET INCOME                                         $1,350,072       $1,048,679       $  913,324
=================================================================================================

Net income per share--basic                          $     0.88       $     0.71       $     0.64
--------------------------------------------------------------------------------------------------
NET INCOME PER SHARE--DILUTED                        $     0.84       $     0.68       $     0.61
--------------------------------------------------------------------------------------------------

Shares used in per-share calculation--basic           1,533,869        1,485,986        1,437,030
=================================================================================================

Shares used in per-share calculation--diluted         1,608,173        1,551,039        1,490,078
=================================================================================================


See notes to consolidated financial statements

CONSOLIDATED BALANCE SHEETS
(in thousands, except par value)

                                                                  JULY 25, 1998       JULY 26, 1997
--------------------------------------------------------------------------------------------------

ASSETS
Current assets:

   Cash and equivalents                                              $  534,652       $  269,608
   Short-term investments                                             1,156,849        1,005,977
   Accounts receivable, net of allowances for doubtful
      accounts of $39,842 in 1998 and $22,340 in 1997                 1,297,867        1,170,401
   Inventories, net                                                     361,986          254,677
   Deferred income taxes                                                344,905          312,132
   Prepaid expenses and other current assets                             65,665           88,471
--------------------------------------------------------------------------------------------------
      Total current assets                                            3,761,924        3,101,266

Investments                                                           3,463,279        1,267,174
Restricted investments                                                  553,780          363,216
Property and equipment, net                                             595,349          466,352
Other assets                                                            542,373          253,976
--------------------------------------------------------------------------------------------------
        TOTAL ASSETS                                                 $8,916,705       $5,451,984
=================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:

   Accounts payable                                                  $  248,872       $  207,178
   Income taxes payable                                                 410,363          256,224
   Accrued payroll and related expenses                                 390,542          263,269
   Other accrued liabilities                                            717,203          393,438
--------------------------------------------------------------------------------------------------
      Total current liabilities                                       1,766,980        1,120,109

Commitments and contingencies (Note 7)

Minority interest                                                        43,107           42,253

Shareholders' equity:

   Preferred stock, no par value, 5,000 shares authorized:
      none issued or outstanding in 1998 and 1997 (Note 8)

   Common stock and additional paid-in capital,
      $0.001 par value (no par value--July 26, 1997)
      2,700,000 shares authorized: 1,562,582 shares issued
      and outstanding in 1998 and 1,509,252 shares in 1997            3,220,205        1,763,200
   Retained earnings                                                  3,828,223        2,487,058
   Unrealized gain on investments                                        78,314           49,628
   Cumulative translation adjustments                                   (20,124)         (10,264)
--------------------------------------------------------------------------------------------------
      Total shareholders' equity                                      7,106,618        4,289,622
--------------------------------------------------------------------------------------------------
        TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                   $8,916,705       $5,451,984
=================================================================================================

See notes to consolidated financial statements.

                                                    COMMON STOCK AND
                                                ADDITIONAL PAID-IN CAPITAL
                                                --------------------------

                                                 COMMON STOCK
                                                 ------------                                 UNREALIZED   CUMULATIVE   TOTAL
                                                    NUMBER                        RETAINED     GAIN ON    TRANSLATION  SHAREHOLDERS'
                                                  OF SHARES         AMOUNT        EARNINGS    INVESTMENTS  ADJUSTMENTS  EQUITY
-----------------------------------------------------------------------------------------------------------------------------
BALANCES JULY 30, 1995                            1,388,646      $  508,674     $  996,805   $  50,948   $  5,849     $1,562,276
Issuance of common stock under stock option
 and purchase plans                                  42,913        116,554                                              116,554
Tax benefits from employee stock plans                             198,468                                              198,468
Common stock repurchases                             (6,885)        (3,876)      (111,745)                             (115,621)
Acquisitions                                         36,217         68,247        (21,015)                               47,232
Change in unrealized gain on investments                                                      107,900                   107,900
Net income                                                                        913,324                               913,324
Translation adjustments                                                                                  (10,511)       (10,511)

-------------------------------------------------------------------------------------------------------------------------------
BALANCES JULY 28, 1996                            1,460,891        888,067      1,777,369     158,848     (4,662)     2,819,622
Issuance of common stock under stock option
 and purchase plans                                  42,390        280,212                                              280,212
Tax benefits from employee stock plans                             274,341                                              274,341
Common stock repurchases                            (11,250)        (9,590)      (313,222)                             (322,812)
Pooling of interests acquisitions                     8,582          6,504        (14,748)                               (8,244)
Purchase acquisitions                                 8,639        323,666                                              323,666
Change in unrealized gain on investments                                                     (109,220)                 (109,220)
Adjustment to conform StrataCom, Inc. fiscal year                                 (11,020)                              (11,020)
Net income                                                                      1,048,679                             1,048,679
Translation adjustments                                                                                   (5,602)        (5,602)

-------------------------------------------------------------------------------------------------------------------------------
BALANCES JULY 26, 1997                            1,509,252      1,763,200      2,487,058      49,628    (10,264)     4,289,622
Issuance of common stock under stock option
 and purchase plans                                  41,266        488,494                                              488,494
Tax benefits from employee stock plans                             420,574                                              420,574
Pooling of interests acquisitions                     1,450         11,557         (8,907)                                2,650
Purchase acquisitions                                10,614        536,380                                              536,380
Change in unrealized gain on investments                                                       28,686                    28,686
Net income                                                                      1,350,072                             1,350,072
Translation adjustments                                                                                   (9,860)        (9,860)
-------------------------------------------------------------------------------------------------------------------------------
BALANCES JULY 25, 1998                            1,562,582     $3,220,205     $3,828,223   $  78,314   $(20,124)    $7,106,618
===============================================================================================================================

See notes to consolidated financial statements.

                      (This Page Intentionally Left Blank)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

YEARS ENDED                                                         JULY 25, 1998        JULY 26, 1997         JULY 28, 1996
-------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income                                                         $1,350,072           $1,048,679           $   913,324
  Adjustments to reconcile net income to
    net cash provided by operating activities:
     Depreciation and amortization                                      327,333              212,200               132,594
     Provision for doubtful accounts                                     43,463               13,318                18,548
     Provision for inventory allowances                                 160,633              123,431                53,025
     Deferred income taxes                                              (60,115)            (185,944)              (74,292)
     Tax benefits from employee stock plans                             420,574              274,341               198,468
     Adjustment to conform StrataCom, Inc. fiscal year                                       (11,020)
     Purchased research and development from acquisitions               436,171              273,532
     Change in operating assets and liabilities:
       Accounts receivable                                             (162,752)            (558,664)             (219,628)
       Inventories                                                     (266,450)             (74,374)             (272,408)
       Prepaid expenses and other current assets                         23,102                7,332               (67,154)
       Accounts payable                                                  27,576               52,225                93,773
       Income taxes payable                                             154,139               86,230                97,924
       Accrued payroll and related expenses                             125,991               66,375               101,221
       Other accrued liabilities                                        300,778              114,462                87,331
-------------------------------------------------------------------------------------------------------------------------------
          NET CASH PROVIDED BY OPERATING ACTIVITIES                   2,880,515            1,442,123             1,062,726
-------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Purchases of short-term investments                                (1,611,478)          (1,430,556)             (786,197)
  Proceeds from sales and maturities of
    short-term investments                                            1,750,547            1,276,379               641,974
  Purchases of investments                                           (3,561,382)          (1,761,952)             (809,098)
  Proceeds from sales and maturities of investments                   1,106,957            1,052,363               219,178
  Purchases of restricted investments                                  (527,322)            (351,168)             (164,624)
  Proceeds from sales and maturities of
    restricted investments                                              336,930              218,948               115,429
  Acquisition of property and equipment                                (414,843)            (330,297)             (282,840)
  Acquisition of businesses, net of cash acquired
    and purchased research and development                                                   (18,642)
  Increase in lease receivables                                        (170,539)             (19,668)
  Other                                                                  (2,975)             (39,415)                8,337
-------------------------------------------------------------------------------------------------------------------------------
          NET CASH USED IN INVESTING ACTIVITIES                      (3,094,105)          (1,404,008)           (1,057,841)
-------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Issuance of common stock                                              488,494              280,212               116,554
  Common stock repurchases                                                                  (322,812)             (115,621)
  Other                                                                  (9,860)              (5,602)              (10,511)
-------------------------------------------------------------------------------------------------------------------------------
          NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES           478,634              (48,202)               (9,578)
-------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and equivalents                         265,044              (10,087)               (4,693)
Cash and equivalents, beginning of year                                 269,608              279,695               284,388
-------------------------------------------------------------------------------------------------------------------------------
Cash and equivalents, end of year                                    $  534,652           $  269,608           $   279,695
===============================================================================================================================
                                                                     JULY 25, 1998        JULY 26, 1997       JULY 28, 1996
Non-cash investing and financing activities:

  Transfers of securities to restricted investments                  $        -           $        -           $    3,586
===============================================================================================================================

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS

Cisco Systems, Inc. (the "Company") provides networking solutions that connect computing devices and computer networks, allowing people to access or transfer information without regard to differences in time, place, or type of computer system. The Company sells its products in approximately 105 countries through a combination of direct sales and reseller and distribution channels.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fiscal Year The Company's fiscal year is the 52 or 53 weeks ending on the last Saturday in July. The fiscal years ended July 25, 1998, July 26, 1997, and July 28, 1996 all comprised 52-week years. Prior to fiscal year 1997, the Company's fiscal year was the 52- or 53-week period ending on the last Sunday in July. Fiscal year 1999 will be a 53-week year.

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

Investments The Company's investments comprise U.S., state, and municipal government obligations and foreign and corporate securities. Investments with maturities of less than one year are considered short term and are carried at fair value. Nearly all investments are held in the Company's name and custodied with two major financial institutions. The specific identification method is used to determine the cost of securities disposed of, with realized gains and losses reflected in other income and expense. At July 25, 1998 and July 26, 1997, substantially all of the Company's investments were classified as available for sale. Unrealized gains and losses on these investments are included as a separate component of shareholders' equity, net of any related tax effect.

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

Fair Value of Financial Instruments Carrying amounts of certain of the Company's financial instruments, including cash and equivalents, accrued payroll, and other accrued liabilities, approximate fair value because of their short maturities. The fair values of investments are determined using quoted market prices for those securities or similar financial instruments (see Note 5).

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

    The Company receives certain of its custom semi-conductor chips for some of its products from sole suppliers. Additionally, the Company relies on a limited number of hardware manufacturers. The inability of any supplier or manufacturer to fulfill supply requirements of the Company could impact future results.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Revenue Recognition The Company generally recognizes product revenue upon shipment of product. Revenue from service obligations is deferred and recognized over the lives of the contracts. The Company accrues for warranty costs, sales returns, and other allowances at the time of shipment based on its experience.

Depreciation and Amortization Property and equipment are stated at cost and depreciated on a straight-line basis over the estimated useful lives of the assets. Such lives vary from two and one-half to five years. Goodwill and other intangible assets are included in other assets and are carried at cost less accumulated amortization, which is being provided on a straight-line basis over the economic lives of the respective assets, generally three to five years. The Company applies the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," in evaluating its fixed and intangible assets.

Income Taxes Income tax expense is based on pretax financial accounting income. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts.

Computation of Net Income per Common Share The Company adopted Statement of Financial Accounting Standards (SFAS) No. 128 in 1998. This statement requires the presentation of basic and diluted net income per share. Basic net income per common share is computed using the weighted average number of common shares outstanding during the period. Diluted net income per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period. Dilutive common equivalent shares consist of stock options (see Note 12). The Company has restated all prior period per-share data presented as required by SFAS No. 128.

    Restated numbers as computed using the diluted method under SFAS No. 128 approximate those computed using the primary method as defined in Accounting Principals Board Opinion No. 15.

    Share and per-share data presented reflect the three-for-two stock splits effective September 1998 and December 1997 and the two-for-one stock split effective February 1996.

Foreign Currency Translation Substantially all of the Company's international subsidiaries use their local currency as their functional currency. For those subsidiaries using the local currency as their functional currency, assets and liabilities are translated at exchange rates in effect at the balance sheet date, and income and expense accounts at average exchange rates during the year. Resulting translation adjustments are recorded directly to a separate component of shareholders' equity. Where the U.S. dollar is the functional currency, translation adjustments are recorded in income.

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

    Gains and losses on the contracts are included in other income and offset foreign exchange gains or losses from the revaluation of intercompany balances or other current assets and liabilities denominated in currencies other than the functional currency of the reporting entity. Fair values of exchange contracts are determined using published rates. If a derivative contract terminates prior to maturity, the investment is shown at its fair value with the resulting gain or loss reflected in operating results.

Minority Interest Minority interest represents the preferred stockholders' proportionate share of the equity of Nihon Cisco Systems, K.K. At July 25, 1998, the Company owned all issued and outstanding common stock, amounting to 73.2% of the voting rights. Each share of preferred stock is convertible into one share of common stock at any time at the option of the holder.

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

Recent Accounting Pronouncements In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and display of comprehensive income and its components (revenue, expenses, gains, and losses) in a full set of general-purpose financial statements. The Company will adopt SFAS No. 130 as required for its first quarterly filing of fiscal year 1999.

    In June 1997, the FASB issued SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," which changes the way public companies report information about operating segments. SFAS No. 131, which is based on the management approach to segment reporting, establishes requirements to report selected segment information quarterly and to report entity-wide disclosures about products and services, major customers, and the material countries in which the entity holds assets and reports revenue. Management is in the process of evaluating the effects of this change on its reporting of segment information. The Company will adopt SFAS No. 131 as required for its annual report on fiscal year 1999.

    In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Management has not yet evaluated the effects of this change on its operations. The Company will adopt SFAS No. 133 as required for its first quarterly filing of fiscal year 2000.

3.  BUSINESS COMBINATIONS

Pooling of Interests Combinations On July 9, 1996, the Company acquired StrataCom, Inc. ("StrataCom"). Under the terms of the agreement, one share of the Company's common stock was exchanged for each outstanding share of StrataCom. Approximately 171.9 million shares of common stock were issued to acquire StrataCom. The Company also assumed remaining outstanding StrataCom stock options that were converted to options to purchase approximately 25.9 million shares of the Company's common stock. The transaction was accounted for as a pooling of interests in fiscal year 1996; therefore, all prior periods presented were restated. In order for both companies to operate on the same fiscal year for 1997, StrataCom's operations for the one-month period ended July 28, 1996, which are not material to the Company, have been reflected as an adjustment to retained earnings in the first quarter of fiscal 1997.

    The Company has also completed a number of other pooling transactions. The historical operations of these entities are not material to the Company's consolidated

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

operations on either an individual or an aggregated basis; therefore, prior period statements have not been restated for these acquisitions. These transactions are summarized as follows (in millions of shares):

                                                     TOTAL SHARES OF
FISCAL YEAR         ACQUIRED COMPANIES               CISCO STOCK ISSUED
-----------------------------------------------------------------------
1996                Combinet, Inc.                        7.9
                    Grand Junction Networks, Inc.        20.6
                    TGV Software, Inc.                    5.5

1997                Nashoba Networks                      3.6
                    Granite Systems, Inc.                 5.0

1998                Precept Software, Inc.                1.5

In conjunction with these poolings, the Company also assumed the outstanding options of these companies, which were converted to options to purchase approximately 8.5 million shares of the Company's common stock.

PURCHASE COMBINATIONS During the three years ended July 25, 1998, the Company made a number of purchase acquisitions. The consolidated financial statements include the operating results of each business from the date of acquisition. Pro forma results of operations have not been presented, because the effects of these acquisitions were not material on either an individual or an aggregated basis.

    The amounts allocated to purchased research and development were determined through established valuation techniques in the high-technology communications industry and were expensed upon acquisition, because technological feasibility had not been established and no future alternative uses existed. Research and development costs to bring the products from the acquired companies to technological feasibility are not expected to have a material impact on the Company's future results of operations or cash flows. Amounts allocated to goodwill and other intangibles are amortized on a straight-line basis over periods not exceeding five years. Each transaction is outlined on the following page.

Summary of purchase transactions (in millions):

                                                                   PURCHASED
                                                                  RESEARCH AND               FORM OF CONSIDERATION
ENTITY NAME                      CONSIDERATION     DATE        DEVELOPMENT CHARGE       AND OTHER NOTES TO ACQUISITION
---------------------------------------------------------------------------------------------------------------------------------

FISCAL 1997

Telebit Corp.                         $200       Oct. 1996             $174             Cash

Netsys Technologies                   $ 85       Nov. 1996             $ 43             $81 in common stock and $4 in liabilities
                                                                                        assumed; goodwill and other intangibles
                                                                                        recorded of $42

Skystone Systems Corp.                $ 92       July 1997             $ 89             $69 in common stock and $23 in cash

Ardent Communications                 $165       July 1997             $164             Common stock

Global Internet Software Group        $ 40       July 1997             $ 38             Cash

FISCAL 1998

DAGAZ Technologies, Inc.              $130       Aug. 1997             $127             $108 in cash, $18 in common stock, and
                                                                                        assumed liabilities of $4

LightSpeed International, Inc.        $161       Feb. 1998             $143             Common stock and options assumed; other
                                                                                        intangibles recorded of $15

WheelGroup Corp.                      $124       Mar. 1998             $ 97             Common stock and options assumed; goodwill
                                                                                        and other intangibles recorded of $38

NetSpeed International, Inc.          $252       Apr. 1998             $179             $222 in common stock and options assumed,
                                                                                        $12 cash, and $18 in liabilities assumed;
                                                                                        goodwill and other intangibles recorded
                                                                                        of $76

CLASS Data Systems                    $ 51       June 1998             $ 48             Cash and options assumed


PENDING BUSINESS COMBINATIONS In July 1998, the Company signed a definitive agreement to purchase publicly held Summa Four, Inc. (Summa Four), a provider of programmable switches. Under the terms of the agreement, between 1.6 and 2.0 million shares of the Company's common stock will be exchanged for all of the outstanding shares and options of Summa Four. The agreement is subject to the receipt of certain government approvals and the approval of Summa Four shareholders. The deal is expected to be consummated in the first or second quarter of fiscal 1999. The historical operations of Summa Four are not expected to be material to the financial position or results of operations of the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. BALANCE SHEET DETAIL (in thousands):

                                                           JULY 25, 1998       JULY 26,1997
-------------------------------------------------------------------------------------------
Inventories, net:

  Raw materials                                                $  75,937          $  89,226
  Work in process                                                143,383            114,724
  Finished goods                                                 110,646             21,733
  Demonstration systems                                           32,020             28,994
-------------------------------------------------------------------------------------------
   Total                                                       $ 361,986           $254,677
===========================================================================================

Property and equipment, net:
  Leasehold improvements                                       $ 152,570          $  88,801
  Computer equipment and related software                        533,930            394,735
  Production and engineering equipment                           137,676            108,520
  Office equipment, furniture, fixtures, and other               440,475            290,129
-------------------------------------------------------------------------------------------
                                                               1,264,651            882,185
  Less accumulated depreciation and amortization               (669,302)          (415,833)
-------------------------------------------------------------------------------------------
   Total                                                       $ 595,349           $466,352
===========================================================================================

Accrued payroll and related expenses:

  Accrued wages, paid time off, and related expenses           $ 170,446           $127,779
  Accrued commissions                                             82,767             66,851
  Accrued bonuses                                                137,329             68,639
-------------------------------------------------------------------------------------------
   Total                                                       $ 390,542           $263,269
===========================================================================================

Other accrued liabilities:
  Deferred revenue                                             $ 330,000           $183,268
  Accrued warranties                                              48,109             41,526
  Other liabilities                                              339,094            168,644
-------------------------------------------------------------------------------------------
   Total                                                       $ 717,203           $393,438
===========================================================================================

5. INVESTMENTS

The following tables summarize the Company's investment in securities (in thousands):

                                                                    GROSS            GROSS
                                               AMORTIZED          UNREALIZED        UNREALIZED         FAIR
JULY 25, 1998                                    COST               GAINS             LOSSES           VALUE
----------------------------------------------------------------------------------------------------------------
U.S. government notes and bonds               $  978,308           $  2,596          $   (447)       $  980,457
State, municipal, and county
  government notes and bonds                   3,215,316             11,319            (2,870)        3,223,765
Foreign government notes and bonds                30,848                  -               (71)           30,777
Corporate notes and bonds                        767,877                545              (972)          767,450
Corporate equity securities                       55,252            137,117           (20,910)          171,459
----------------------------------------------------------------------------------------------------------------
  Total                                       $5,047,601           $151,577          $(25,270)       $5,173,908
================================================================================================================
Reported as:
Short-term investments                                                                               $1,156,849
Investments                                                                                           3,463,279
Restricted investments                                                                                  553,780
----------------------------------------------------------------------------------------------------------------
  Total                                                                                              $5,173,908
================================================================================================================

                                                                  GROSS             GROSS
                                            AMORTIZED           UNREALIZED        UNREALIZED        FAIR
JULY 26, 1997                                  COST               GAINS             LOSSES          VALUE
------------------------------------------------------------------------------------------------------------
U.S. government notes and bonds            $  609,580           $  1,407          $   (960)       $  610,027
State, municipal, and county
  government notes and bonds                1,313,652              6,214              (755)        1,319,111
Foreign government notes and bonds             31,565                 29              (111)           31,483
Corporate notes and bonds                     562,039                594              (589)          562,044
Corporate equity securities                    40,759             89,390           (16,447)          113,702
------------------------------------------------------------------------------------------------------------
  Total                                    $2,557,595           $ 97,634          $(18,862)       $2,636,367
============================================================================================================
Reported as:
Short-term investments                                                                            $1,005,977
Investments                                                                                        1,267,174
Restricted investments                                                                               363,216
------------------------------------------------------------------------------------------------------------
  Total                                                                                           $2,636,367
============================================================================================================

The following table summarizes debt maturities (including restricted investments) at July 25,1998 (in thousands):

                                                         AMORTIZED           FAIR
                                                           COST              VALUE
------------------------------------------------------------------------------------

Less than one year                                      $1,415,707        $1,414,444
Due in 1-2 years                                           857,306           887,140
Due in 2-5 years                                         2,505,377         2,508,387
Due after 5 years                                          213,959           192,478
------------------------------------------------------------------------------------
  Total                                                 $4,992,349        $5,002,449
====================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    During fiscal year 1997, the Company began to sell its minority equity position in a publicly traded company which was completed in fiscal year 1998. Also, in fiscal 1997, the Company established the Cisco Systems Foundation ("the Foundation"). As part of this initiative, the Company donated a portion of the equity investment, along with other equity securities, to the Foundation, with a combined cost basis of approximately $2 million and an approximate fair value of $72 million at July 26, 1997. The realized gains reported on the sale of this investment, net of the 1997 donation to the Foundation, were $153 million in fiscal 1997 and $5 million in fiscal 1998.

6.  LINE OF CREDIT

As of July 25, 1998, the Company had a syndicated credit agreement under the terms of which a group of banks committed a maximum of $500 million on an unsecured, revolving basis for cash borrowings of various maturities. The commitments made under this agreement expire on July 1, 2002. Under the terms of the agreement, borrowings bear interest at a spread over the London Interbank Offered Rate based on certain financial criteria and third-party rating assessments. As of July 25, 1998, this spread was 20 basis points. A commitment fee of 7 basis points is assessed against any undrawn amounts. The agreement includes a single financial covenant that places a variable floor on tangible net worth, as defined, if certain leverage ratios are exceeded. There have been no borrowings under this agreement.

7. COMMITMENTS AND CONTINGENCIES

Leases The Company has entered into several agreements to lease 448 acres of land located in San Jose, California, where it has established its headquarters operations, and 45 acres of land located in Research Triangle Park, North Carolina, where it has expanded certain research and development and customer support activities. All of the leases have initial terms of five to seven years and options to renew for an additional three to five years, subject to certain conditions. At any time during the terms of these land leases, the Company may purchase the land. If the Company elects not to purchase the land at the end of each of the leases, the Company has guaranteed a residual value of $560 million.

    The Company has also entered into agreements to lease certain buildings to be constructed on the land described above. The lessors of the buildings have committed to fund up to a maximum of $706 million (subject to reductions based on certain conditions in the respective leases) for the construction of the buildings, with the portion of the committed amount actually used to be determined by the Company. Rent obligations for the buildings commence on various dates and will expire at the same time as the land leases.

    The Company has an option to renew the building leases for an additional three to five years, subject to certain conditions. The Company may, at its option, purchase the buildings during or at the ends of the terms of the leases at approximately the amount expended by the lessors to construct the buildings. If the Company does not exercise the purchase options by the ends of the leases, the Company will guarantee a residual value of the buildings as determined at the lease inception date of each agreement (approximately $323 million at July 25, 1998).

    As part of the above lease transactions, the Company restricted $554 million of its investment securities as collateral for specified obligations of the lessor under the leases. These investment securities are restricted as to withdrawal and are managed by a third party subject to certain limitations under the Company's investment policy. In addition, the Company must maintain a minimum consolidated tangible net worth, as defined, of $2.8 billion.

    The Company also leases office space in Santa Clara, California; Chelmsford, Massachusetts; and for its various U.S. and international sales offices.

    Future annual minimum lease payments under all noncancelable operating leases as of July 25, 1998, are as follows (in thousands):

-----------------------------------------------------
1999                                         $ 95,855
2000                                           84,475
2001                                           64,473
2002                                           50,209
2003                                           41,193
Thereafter                                     82,199
-----------------------------------------------------
Total minimum lease payments                 $418,404
=====================================================

Rent expense totaled $87 million, $64 million, and $37 million for 1998, 1997, and 1996, respectively.

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

    The Company does not enter into forward exchange contracts for trading purposes. Gains and losses on the contracts are included in other income and offset foreign exchange gains or losses from the revaluation of intercompany balances or other current assets and liabilities denominated in currencies other than the functional currency of the reporting entity. The Company's forward currency contracts generally range from one to three months in original maturity. Forward exchange contracts outstanding and their unrealized gains and (losses) as of July 25, 1998, which are recorded in other assets, are summarized as follows (in thousands):

                      NOTIONAL
                        VALUE         NOTIONAL    UNREALIZED
                      PURCHASED      VALUE SOLD   GAIN/(LOSS)
--------------------------------------------------------------

Japanese yen          $       -      $ (30,490)     $(11)
Australian dollar             -        (36,184)       32
Canadian dollar           6,008        (66,900)       22
European currencies     160,119        (19,647)       53
--------------------------------------------------------------
  Total                $166,127      $(153,221)     $ 96
==============================================================

The Company's forward exchange contracts contain credit risk in that its banking counterparties may be unable to meet the terms of the agreements. The Company minimizes such risk by limiting its counter-parties to major financial institutions. In addition, the potential risk of loss with any one party resulting from this type of credit risk is monitored. Management does not expect any material losses as a result of default by other parties.

Legal Proceedings Lucent Technologies, Inc. ("Lucent") brought suit in Federal District Court in Delaware in June 1998, alleging that the Company violated eight of Lucent's patents related to data networking. Lucent is seeking damages for infringement and an injunction prohibiting future use of the patents. This case is in the preliminary stages of discovery; however, management believes that the Company has meritorious defenses and intends to defend its position vigorously. Management of the Company is currently unable to predict the final outcome of this matter and the ultimate effect, if any, on the Company's consolidated financial position, results of operations, or cash flows.

    The Company and its subsidiaries are subject to other legal proceedings, claims, and litigation arising in the ordinary course of business. The Company's management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on the Company's consolidated financial position, results of operations, or cash flows.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.  SHAREHOLDERS' EQUITY

Stock Splits In August 1998, the Company's Board of Directors approved a three-for-two split of the Company's common stock that was applicable to shareholders of record on August 14, 1998 and effective on September 15, 1998. All references to share and per-share data for all periods presented have been adjusted to give effect to this three-for-two stock split, the three-for-two stock split effective December 1997, as well as the two-for-one stock split effective February 1996.

Par Value At the Annual Meeting of Shareholders held on November 13, 1997, the shareholders approved an amendment to the Articles of Incorporation changing the par value of the Company's Common Stock from zero to $0.001 per share. As a result, the Company has transferred the additional paid-in capital to a separate account; however, for financial statement purposes, the additional paid-in capital account has been combined with the common stock account and reflected on the balance sheet as "Common stock and additional paid-in capital."

Shareholder Rights Plan In June 1998, the Company's Board of Directors approved a Shareholders' Rights Plan. This plan is intended to protect shareholders' rights in the event of an unsolicited takeover attempt. It is not intended to prevent a takeover of the Company on terms that are favorable and fair to all shareholders and will not interfere with a merger approved by the Board of Directors. Each right entitles shareholders to buy a "unit" equal to one fifteen-thousandth of a new share of Series A Preferred Stock of the Company. The rights will be exercisable only if a person or a group acquires or announces a tender or exchange offer to acquire 15% or more of the Company's common stock.

    In the event the rights become exercisable, the rights plan allows for Cisco shareholders to acquire, at an exercise price of $433 per right owned, stock of the surviving corporation having a market value of $867, whether or not Cisco is the surviving corporation. The dividend was distributed to shareholders of record in June 1998. The rights, which expire June 2008, are redeemable for $0.00067 per right at the approval of the Company's Board of Directors.

Preferred Stock Under the terms of the Company's Articles of Incorporation, the Board of Directors may determine the rights, preferences, and terms of the Company's authorized but unissued shares of preferred stock.

9.  EMPLOYEE BENEFIT PLANS

Employee Stock Purchase Plan The Company has an Employee Stock Purchase Plan ("the Purchase Plan") under which 55.7 million shares of common stock have been reserved for issuance. Eligible employees may purchase a limited number of shares of the Company's stock at 85% of the market value at certain plan-defined dates.

    In November 1997, the shareholders approved an amendment to the Purchase Plan which, among other changes, increased the maximum number of shares of Common Stock authorized for issuance over the term of the Purchase Plan by 33.8 million common shares, which is reflected in the number above, and extended the term of the Plan from January 3, 2000 to January 3, 2005. In fiscal 1998, 1997, and 1996, 3.3 million, 3.1 million, and 2.9 million shares, respectively, were issued under the Purchase Plan. At July 25, 1998, 34.9 million shares were available for issuance under the Purchase Plan.

Stock Option Plans In November 1996, the Company's shareholders approved the 1996 Stock Incentive Plan (the "1996 Plan"). This plan was the successor to the Company's 1987 Stock Option Plan (the "Predecessor Plan"). All outstanding options under the Predecessor Plan were transferred to the 1996 Plan. However, all outstanding options under the Predecessor Plan continue to be governed by the terms and conditions of the existing option agreements for those grants. The maximum number of shares under the 1996 Plan was initially limited to the 154.9 million shares transferred from the Predecessor Plan. Under the terms of the 1996 Plan, the share reserve will increase each December for the next three fiscal years, beginning with fiscal 1997, by an amount equal to 4.75% of the outstanding shares on the last trading day of the immediately preceding November. Although the Board has the authority to set other terms, the options are generally 25% exercisable one year from the date of grant and then ratably over the following 36 months. Options issued under the Predecessor Plan generally had terms of five years. New options granted under the 1996 Plan expire no later than nine years from the grant date.

    A summary of option activity follows (in thousands, except per-share amounts):

                                                  OPTIONS OUTSTANDING
                                                  -----------------------
                                                                 WEIGHTED
                                  OPTIONS                        AVERAGE
                                  AVAILABLE                      EXERCISE
                                  FOR GRANT       OPTIONS        PRICE
-------------------------------------------------------------------------
BALANCES, JULY 30, 1995            (6,559)        121,187        $ 6.80
Granted and assumed               (79,133)         79,133         11.26
Exercised                                         (39,985)         2.10
Canceled                            4,885          (4,885)         9.03
Additional shares reserved        117,383
-------------------------------------------------------------------------

BALANCES, JULY 28, 1996            36,576         155,450         10.20
Granted and assumed               (95,405)         95,405         21.74
Exercised                                         (39,338)         5.67
Canceled                           10,514         (10,514)        15.28
Additional shares reserved         71,584
-------------------------------------------------------------------------

BALANCES, JULY 26, 1997            23,269         201,003         16.30
Granted and assumed               (63,447)         63,447         43.85
Exercised                                         (37,931)        10.62
Canceled                           10,867         (10,867)        19.73
Additional shares reserved         72,482
-------------------------------------------------------------------------
BALANCES, JULY 25, 1998            43,171         215,652        $25.23
=========================================================================

The Company has, in connection with the acquisition of various companies, assumed the stock option plans of each acquired company. A total of 13.5 million shares of the Company's common stock have been reserved for issuance under the assumed plans, and the related options are included in the preceding table.

    The following tables summarize information concerning outstanding and exercisable options at July 25, 1998 (in thousands, except per-share amounts):

                                     OPTIONS OUTSTANDING                          OPTIONS EXERCISABLE
                     ------------------------------------------------------  -------------------------------
                                     WEIGHTED AVERAGE      WEIGHTED AVERAGE                 WEIGHTED AVERAGE
      RANGE OF           NUMBER    REMAINING CONTRACTUAL    EXERCISE PRICE      NUMBER      EXERCISE PRICE
   EXERCISE PRICES   OUTSTANDING    LIFE (IN YEARS)            PER SHARE      EXERCISABLE   PER SHARE
------------------------------------------------------------------------------------------------------------
$ 0.01-12.46              50,651          3.4                   $ 7.39         37,726       $ 7.24
 12.83-20.67              48,095          7.0                    19.16         18,230        18.34
 21.06-23.22              36,454          7.1                    22.44         14,358        22.42
 23.72-43.96              36,590          7.7                    31.65          7,369        27.24
 46.00-61.96              43,862          8.7                    49.47             13        49.74
------------------------------------------------------------------------------------------------------------
Total                    215,652          6.6                   $25.23         77,696       $14.55
============================================================================================================


At July 26, 1997 and July 28, 1996, approximately 55.9 million, and 48.9 million outstanding options, respectively, were exercisable. The weighted average exercise prices for options were $9.18 and $5.08 at July 26, 1997, and July 28, 1996, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SFAS No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123") requires the Company to disclose pro forma information regarding option grants made to its employees. SFAS No. 123 specifies certain valuation techniques that produce estimated compensation charges that are included in the pro forma results below. These amounts have not been reflected in the Company's Statements of Operations, because APB 25, "Accounting for Stock Issued to Employees," specifies that no compensation charge arises when the price of the employees' stock options equal the market value of the underlying stock at the grant date, as in the case of options granted to the Company's employees.

    SFAS No. 123 pro forma numbers are as follows (in thousands, except per-share amounts and percentages):

                                                                         1998                1997               1996
----------------------------------------------------------------------------------------------------------------------
Net income as reported under APB 25                                   $1,350,072          $1,048,679          $913,324
Net income pro forma under SFAS 123                                   $1,108,809          $  897,939          $872,263
Basic net income per common share--as reported under APB 25           $     0.88          $     0.71          $   0.64
Diluted net income per common share--as reported under APB 25         $     0.84          $     0.68          $   0.61
Basic net income per common share--pro forma under SFAS 123           $     0.72          $     0.60          $   0.61
Diluted net income per common share--pro forma under SFAS 123         $     0.70          $     0.59          $   0.59

    Under SFAS No. 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

                                   EMPLOYEE STOCK OPTIONS           EMPLOYEE STOCK PURCHASE PLAN
                                ----------------------------        ----------------------------
                                1998        1997        1996        1998        1997        1996
------------------------------------------------------------------------------------------------
Expected dividend yield         0.0%        0.0%        0.0%        0.0%        0.0%        0.0%
Risk-free interest rate         5.7%        6.4%        5.9%        5.4%        5.3%        5.4%
Expected volatility            35.6%       32.8%       32.9%       44.8%       44.4%       44.9%
Expected life (in years)        3.1         3.1         3.1         0.5         0.5         0.5

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion the existing models do not necessarily provide a reliable single measure of the fair value of the Company's options. The weighted average estimated fair values of employee stock options granted during fiscal 1998, 1997, and 1996 were $14.27, $6.93, and $5.93 per share, respectively.

    The above pro forma disclosures are also not likely to be representative of the effects on net income and net income per common share in future years, because they do not take into consideration pro forma compensation expense related to grants made prior to the Company's fiscal year 1996.

Employee 401(k) Plans The Company has adopted a plan known as the Cisco Systems, Inc. 401(k) Plan ("the Plan") to provide retirement and incidental benefits for its employees. As allowed under Section 401(k) of the Internal Revenue Code, the Plan provides tax-deferred salary deductions for eligible employees.

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

Company matching contributions to the Plan totaled $15 million in 1998, $13 million in 1997, and $7 million in 1996. No discretionary contributions were made in 1998, 1997, or 1996.

10.  INCOME TAXES

The provision (benefit) for income taxes consists of (in thousands):

                             1998             1997             1996
---------------------------------------------------------------------
Federal:
  Current                 $ 851,916        $ 845,254        $ 514,050
  Deferred                  (39,088)        (171,571)         (64,133)
---------------------------------------------------------------------
                            812,828          673,683          449,917
=====================================================================
State:
  Current                    86,428          153,110           92,291
  Deferred                   (7,466)         (15,043)          (6,907)
---------------------------------------------------------------------
                             78,962          138,067           85,384
=====================================================================
Foreign:
  Current                    74,165           27,773           19,452
  Deferred                  (13,561)             670           (3,252)
---------------------------------------------------------------------
                             60,604           28,443           16,200
---------------------------------------------------------------------
    Total provision       $ 952,394        $ 840,193        $ 551,501
=====================================================================

Income (loss) before provision for income taxes consisted of the following:

                  1998              1997               1996
--------------------------------------------------------------
U.S.          $ 1,981,585       $ 2,009,118        $ 1,433,315
Foreign           320,881          (120,246)            31,510
--------------------------------------------------------------
              $ 2,302,466       $ 1,888,872        $ 1,464,825
==============================================================

The Company paid income taxes of $438 million, $659 million, and $335 million in fiscal 1998, 1997, and 1996, respectively. The items accounting for the difference between income taxes computed at the federal statutory rate and the provision for income taxes follow:

                                              1998           1997           1996
---------------------------------------------------------------------------------
Federal statutory rate                        35.0%          35.0%          35.0%
Effect of:
  State taxes, net of federal benefits         2.2            4.5            3.6
  Foreign sales corporation                   (2.4)          (3.3)          (2.9)
  Nondeductible purchased R&D                  6.4            7.1
  Tax-exempt interest                         (1.6)          (1.0)          (1.0)
  Tax credits                                 (1.4)          (1.3)          (0.3)
  Other, net                                   3.2            3.5            3.2
---------------------------------------------------------------------------------
                                              41.4%          44.5%          37.6%
=================================================================================

The components of the deferred income tax assets (liabilities) follow (in thousands):

                                                 JULY 25, 1998   JULY 26, 1997
----------------------------------------------------------------------------
Assets:
Allowance for doubtful accounts and returns       $ 133,818        $  38,008
Other nondeductible accruals                        130,617          141,300
Purchased research and development                   92,271           81,115
Inventory allowances and capitalization              67,620           89,984
Accrued state franchise tax                          27,697           29,231
Depreciation                                         23,417           11,031
Deferred revenue                                                      16,629
----------------------------------------------------------------------------
  Total deferred tax assets                         475,440          407,298
----------------------------------------------------------------------------
Liabilities:
Deferred revenue                                    (26,472)
Unrealized gain on investments                      (47,996)         (29,146)
----------------------------------------------------------------------------
  Total deferred tax liabilities                    (74,468)         (29,146)
----------------------------------------------------------------------------
                                                  $ 400,972        $ 378,152
============================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The noncurrent portion of the deferred income tax assets, which totaled $56 million at July 25, 1998 and $66 million at July 26, 1997, is included in other assets.

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

    In 1998, 1997, and 1996, no single customer accounted for 10% or more of the Company's net sales. International sales, primarily in Europe, the Pacific region, and Canada, were $3,463 million in 1998, $2,803 million in 1997, and $1,976 million in 1996. Export sales, primarily to these regions, were $660 million in 1998, $1,939 million in 1997, and $1,530 million in 1996.

    Summarized financial information by geographic region for 1998, 1997, and 1996 is as follows (in thousands):

                                 1998               1997               1996
---------------------------------------------------------------------------
Sales:

  United States           $ 7,903,326        $ 6,328,720        $ 4,024,482
  Europe                    2,281,423            396,276             75,721
  Other                       521,178            467,579            370,716
  Eliminations             (2,247,150)          (752,404)          (374,912)
---------------------------------------------------------------------------
    Total                 $ 8,458,777        $ 6,440,171        $ 4,096,007
===========================================================================
Operating income:
  United States           $ 1,374,358        $ 1,581,622        $ 1,379,994
  Europe                      705,640             25,495              5,563
  Other                        24,757             23,255             17,141
  Eliminations                   (401)            (3,078)            (1,892)
---------------------------------------------------------------------------
    Total                 $ 2,104,354        $ 1,627,294        $ 1,400,806
===========================================================================
Identifiable assets:
  United States           $ 8,103,629        $ 5,041,225
  Europe                      716,623            352,928
  Other                       189,388            152,187
  Eliminations                (92,935)           (94,356)
---------------------------------------------------------------------------
    Total                 $ 8,916,705        $ 5,451,984
===========================================================================

12.  EARNINGS PER SHARE

The following table presents the calculation of basic and diluted earnings per share as required under SFAS 128 (in thousands, except per-share amounts):

                                          1998             1997             1996
-----------------------------------------------------------------------------------
Net income                             $1,350,072       $1,048,679       $  913,324
===================================================================================
Weighted average shares--basic          1,533,869        1,485,986        1,437,030
Effect of dilutive securities:

  Employee stock options                   74,304           65,053           53,048
-----------------------------------------------------------------------------------
Weighted average shares--diluted        1,608,173        1,551,039        1,490,078
===================================================================================
Net income per share--basic            $     0.88       $     0.71       $     0.64
===================================================================================
Net income per share--diluted          $     0.84       $     0.68       $     0.61
===================================================================================

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Shareholders of Cisco Systems, Inc.
San Jose, California

    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Cisco Systems, Inc. and its subsidiaries at July 25, 1998 and July 26, 1997, and the results of their operations and their cash flows for each of the three years in the period ended July 25, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

San Jose, California
August 4, 1998

SUPPLEMENTARY FINANCIAL DATA

(unaudited) (in thousands, except per-share amounts)

                                                 1998                                                 1997
                        -------------------------------------------------    -------------------------------------------------------
                          JULY 25,     APR. 25,      JAN. 24,    OCT. 25,     JULY 26,      APR. 26,       JAN. 25,     OCT. 26,
                           1998          1998         1998         1997         1997          1997          1997          1996
------------------------------------------------------------------------------------------------------------------------------------
Net sales               $2,389,989    $2,183,756    $2,016,315 $1,868,717    $1,765,097    $1,647,871    $1,592,377    $1,434,826
Gross margin             1,571,054     1,434,029     1,319,541  1,216,536     1,149,057     1,076,532     1,039,858       933,346
Operating income           696,646       272,736       659,693    475,279       286,453       539,130       488,551       313,160
Income before provision
    for income taxes       756,426       324,783       703,511    517,746       335,701       600,511       562,914       389,746
Net income              $  491,677(1) $   64,578(2) $  457,282 $  336,535(3) $  150,957(4) $  378,321(5) $  338,459(6) $  180,942(7)
Net income per common
    share--basic(*)     $      .32    $      .04    $      .30 $      .22    $      .10    $      .25    $      .23    $      .13
Net income per common
    share--diluted(*)   $      .30(1) $      .04(2) $      .29 $      .21(3) $      .10(4) $      .24(5) $      .22(6) $      .12(7)
------------------------------------------------------------------------------------------------------------------------------------

(*)     Reflects the three-for-two stock split effective September 1998.

(1) Net income and net income per share include purchased research and development expenses of $47.8 million. Pro forma net income and diluted net income per share, excluding this nonrecurring item net of tax, would have been $522.8 million and $0.32, respectively.

(2) Net income and net income per share include purchased research and development expenses of $418.7 million. Pro forma net income and diluted net income per share, excluding this nonrecurring item net of tax, would have been $483.2 million and $0.30, respectively.

(3) Net income and net income per share include purchased research and development expenses of $127.2 million and realized gains on the sale of a minority stock investment of $5.4 million. Pro forma net income and diluted net income per share, excluding these nonrecurring items net of tax, would have been $415.7 million and $0.26, respectively.

(4) Net income and net income per share include purchased research and development expenses of $290.6 million and realized gains on the sale of a minority stock investment of $18.0 million. Pro forma net income and diluted net income per share, excluding these nonrecurring items net of tax, would have been $383.2 million and $0.24, respectively.

(5) Net income and net income per share include realized gains on the sale of a minority stock investment of $32.3 million. Pro forma net income and diluted net income per share, excluding this nonrecurring item net of tax, would have been $358.0 million and $0.23, respectively.

(6) Net income and net income per share include purchased research and development expenses of $43.2 million and realized gains on the sale of a minority stock investment of $47.3 million. Pro forma net income and diluted net income per share, excluding these nonrecurring items net of tax, would have been $351.9 million and $0.23, respectively.

(7) Net income and net income per share include purchased research and development expenses of $174.6 million and realized gains on the sale of a minority stock investment of $55.1 million. Pro forma net income and diluted net income per share, excluding these nonrecurring items net of tax, would have been $320.8 million and $0.21, respectively.

STOCK MARKET INFORMATION

Cisco Systems' common stock (Nasdaq symbol CSCO) is traded on the Nasdaq National Market. The following table sets forth the range of high and low closing prices for each period indicated, adjusted to reflect the three-for-two splits effective September 1998 and December 1997, and the two-for-one split effective February 1996:

                         1998                  1997                 1996
                   ----------------       ---------------       ----------------
                   HIGH         LOW       HIGH       LOW        HIGH       LOW
--------------------------------------------------------------------------------
First quarter      $37.47     $31.00     $29.78     $22.22     $17.17     $11.61
Second quarter      40.19      32.39      33.28      25.61      19.53      14.53
Third quarter       49.25      37.75      31.00      20.61      23.28      18.03
Fourth quarter      68.79      46.96      35.72      20.67      26.11      20.94
--------------------------------------------------------------------------------


The Company has never paid cash dividends on the common stock and has no present plans to do so. There were approximately 16,950 shareholders of record on July 25, 1998.