Form 10-K405, Exhibit 13
period 1999-07-31
CISCO SYSTEMS INC
filed 1999-09-28
CIK 858877

                                                                 EXHIBIT 13.01

Selected Financial Data(1)

Five Years Ended July 31, 1999 (in millions, except per-share amounts)

                                                    1999        1998         1997        1996       1995
---------------------------------------------------------------------------------------------------------------
Net sales                                        $12,154      $ 8,488      $ 6,452      $ 4,101   $ 2,232
Net income                                       $ 2,096(2)   $ 1,355(3)   $ 1,051(4)   $   915   $   452(5)
Net income per common share--basic               $  0.65      $  0.44      $  0.35      $  0.32   $  0.17
Net income per common share--diluted             $  0.62(2)   $  0.42(3)   $  0.34(4)   $  0.30   $  0.16(5)

Shares used in per-share calculation--basic*       3,213        3,094        2,990        2,879     2,739
Shares used in per-share calculation--diluted*     3,398        3,245        3,128        3,004     2,869
Total assets                                     $14,725      $ 8,972      $ 5,494      $ 3,639   $ 1,997

--------------
* Reflects the stock splits effective June 1999, September 1998, December 1997, and February 1996, which were two-for-one, three-for-two, three-for two, and two-for-one, respectively.

(1) All historical financial information has been restated to reflect the acquisition of GeoTel in June 1999, which was accounted for as a pooling of interests.

(2) Net income and net income per share include purchased research and development expenses of $471 million and acquisition-related costs of $16 million. Pro forma net income and diluted net income per share, excluding these nonrecurring items net of tax, would have been $2,548 million and $0.75, respectively.

(3) Net income and net income per share include purchased research and development expenses of $594 million and realized gains on the sale of a minority stock investment of $5 million. Pro forma net income and diluted net income per share, excluding these nonrecurring items net of tax, would have been $1,885 million and $0.58, respectively.

(4) Net income and net income per share include purchased research and development expenses of $508 million and realized gains on the sale of a minority stock investment of $152 million. Pro forma net income and diluted net income per share, excluding these nonrecurring items net of tax, would have been $1,416 million and $0.45, respectively.

(5) Net income and net income per share include purchased research and development expenses of $96 million. Pro forma net income and diluted net income per share, excluding these nonrecurring items net of tax, would have been $512 million and $0.18, respectively.

All historical financial information and analysis have been restated to reflect the acquisition of GeoTel in June 1999, which was accounted for as a pooling of interests.

Forward-Looking Statements

Certain statements contained in this Annual Report, including, without limitation, statements containing the words "believes," "anticipates," "estimates," "expects," and words of similar import, constitute "forward-looking statements". You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including risks faced by us described in this Annual Report and in the Risk Factors sections, among others, included in the documents Cisco files with the SEC, specifically Cisco's most recent reports on Form 10-K and form 10-Q.

Comparison of 1999 and 1998

Net sales grew to $12.2 billion in 1999 from $8.5 billion in 1998. The 43.2% increase in net sales during the year was primarily a result of increasing unit sales of LAN switching products such as the Catalyst(R) 5000 family, the Catalyst 2900 series of switches for smaller enterprise networks, access servers such as the Cisco 2600 and 3600 families, high-performance WAN switching and routing products including the IGX(TM) and BPX(R) switches, and the Cisco 12000 gigabit switch router (GSR) and increased maintenance service contract sales. These increases were partially offset by lower unit sales of some of our more established product lines, such as the Cisco 4000 and Cisco 2500 product families. The Company is managed on four geographic theaters: the Americas; Europe, Middle East and Africa (EMEA); Asia/Pacific; and Japan. Sales in 1999 grew 40.8% in the Americas, 52.1% in EMEA, 54.2% in Asia/Pacific and 23.3% in Japan from 1998. The strong growth in the Americas, EMEA, and Asia/Pacific is primarily being driven by market demand and deployment of Internet technologies and business solutions, as well as the overall economic health within these regions. The slower growth in Japan can be attributed to weaker economic conditions, delayed government spending, and a stronger dollar versus the yen.

Gross margins decreased slightly to 65.1% during 1999 from 65.6% in 1998. The decrease is due primarily to our continued shift in revenue mix towards our lower-margin products and the continued pricing pressure seen from competitors in certain product areas. The prices of component parts have fluctuated in the recent past, and we expect that this trend may continue. An increase in the price of component parts may have a material adverse impact on gross margins. We also expect that gross margins will continue to decrease in the future, because we believe that the market for lower-margin remote-access and switching products for small to medium-sized businesses will continue to increase at a faster rate than the market for our higher-margin router and high-performance switching products. Additionally, as we focus on new market opportunities, we face increasing competitive pressure from large telecommunications equipment suppliers and well-funded startup companies, which may materially adversely affect gross margins. We are attempting to mitigate this trend through various means, such as increasing the functionality of our products, continuing value engineering, controlling royalty costs, and improving manufacturing efficiencies. There can be no assurance that any efforts we make in these and other areas will successfully offset decreasing margins.

Research and development expenses increased by $568 million in 1999 compared with 1998 expenditures, an increase to 13.1% of net sales from 12.1% in 1998. The increase reflects our ongoing research and development efforts in a wide variety of areas such as data, voice and video integration, digital subscriber line (DSL) technologies, cable modem technology, wireless access, dial access, enterprise switching, security, network management, and high-end routing technologies, among others. A significant portion of the increase was due to the addition of new personnel, partly through acquisitions, as well as higher expenditures on prototypes and depreciation on additional lab equipment. For the near future, research and development expenses are expected to increase at a rate similar to or slightly greater than the sales growth rate, as we continue to invest in technology to address potential market opportunities. We also continue to purchase technology in order to bring a broad range of products to the market in a timely fashion. If we believe that we are unable to enter a particular market in a timely manner, with internally developed products, we may license technology from other businesses or acquire other businesses as an alternative to internal research and development. All of our research and development costs are expensed as incurred.

Sales and marketing expenses increased by $875 million in fiscal 1999 over fiscal 1998, an increase to 20.1% of net sales in 1999 from 18.5% in fiscal 1998. The increase is due principally to an increase in the size of our direct sales force and its commissions, our recent television advertising campaign to build brand awareness, additional marketing and advertising costs associated with the introduction of new products, and the expansion of distribution channels. The increase also reflects our efforts to invest in certain key areas such as expansion of our end-to-end strategy and service provider coverage in order to be positioned to take advantage of future market opportunities.

General and administrative expenses rose by $156 million in fiscal 1999 over fiscal 1998, an increase to 3.4% from 3.1% of net sales. The increase primarily reflects increased levels of amortization for acquisition-related intangible assets and $16 million of costs associated with the acquisition of GeoTel. We intend to keep general and administrative costs relatively constant as a percentage of net sales; however, this depends on the level of acquisition activity and amortization of the resulting intangible assets, among other factors.

The amount expensed to purchased research and development in fiscal 1999 arose from the purchase acquisitions of American Internet Corporation, Summa Four, Inc., Clarity Wireless Corporation, Selsius Systems, Inc., PipeLinks, Inc., and Amteva Technologies, Inc. (see Note 3 to the financial statements).

The fair value of the existing products and patents as well as the technology currently under development was determined by using the income approach, which discounts expected future cash flows to present value. The discount rates used in the present value calculations were typically derived from a weighted average cost of capital analysis, adjusted upward to reflect additional risks inherent in the development life cycle. These risk factors have increased the overall discount rate between 4% and 9.5% for acquisitions in the current year. We expect that the pricing model for products related to these acquisitions will be considered standard within the high-technology communications industry. However, we do not expect to achieve a material amount of expense reductions or synergies as a result of integrating the acquired in-process technology. Therefore, the valuation assumptions do not include significant anticipated cost savings. We expect that products incorporating the acquired technology from these acquisitions will be completed and begin to generate cash flows over the six to nine months after integration. However, development of these technologies remains a significant risk due to the remaining effort to achieve technical viability, rapidly changing customer markets, uncertain standards for new products, and significant competitive threats from numerous companies. The nature of the efforts to develop the acquired technology into commercially viable products consists principally of planning, designing, and testing activities necessary to determine that the product can meet market expectations, including functionality and technical requirements. Failure to bring these products to market in a timely manner could result in a loss of market share, or a lost opportunity to capitalize on emerging markets, and could have a material adverse impact on our business and operating results.

Regarding our purchase acquisitions completed in fiscal 1998, research and development efforts are substantially complete and actual results to date have been consistent, in all material respects, with our assumptions at the time of the acquisitions. The assumptions primarily consist of an expected completion date for the in-process projects, estimated costs to complete the projects, and revenue and expense projections once the products have entered the market. Products from these 1998 acquisitions have been introduced to the market in the last nine to twelve months. Shipment volumes of products from acquired technologies are not material to our overall position at the present time. Therefore, it is difficult to determine the accuracy of overall revenue projections early in the technology or product life cycle. Failure to achieve the expected levels of revenues and net income from these products will negatively impact the return on investment expected at the time that the acquisition was completed and potentially result in impairment of any other assets related to the development activities.

The following table summarizes the significant assumptions underlying the valuations in 1999 and 1998 and the development costs we incurred in the periods after the respective acquisition date (in millions, except percentages):

                                                Acquisition Assumptions                     Approximate Development
                                                                                                 Costs Incurred to
                            Estimated Cost to Complete        Risk-Adjusted Discount          Date after Acquisition on
ENTITY NAME             Technology at Time of Acquisition    Rate for In-Process R&D      Acquired In-Process Technology

--------------------------------------------------------------------------------------------------------------------------------
1999 PURCHASE ACQUISITIONS

American Internet Corporation        $ 1                                   25%                        $ 1
Summa Four, Inc.                     $ 5                                   25%                        $ 5
Clarity Wireless, Inc.               $42                                   32%                        $10
Selsius Systems, Inc.                $15                                   31%                        $ 4
PipeLinks, Inc.                      $ 5                                   31%                        $10
Amteva Technologies, Inc.            $ 4                                   35%                        $ 1


-------------------------------------------------------------------------------------------------------------------------------
1998 PURCHASE ACQUISITIONS

Dagaz Technologies                   $10                                   35%                        $10
LightSpeed International, Inc.       $13                                   26%                        $15
WheelGroup Corporation               $ 8                                   24%                        $ 8
NetSpeed International, Inc.         $12                                   32%                        $16
CLASS Data Systems                   $ 3                                   24%                        $ 2



Interest and other income, net, was $332 million in 1999 and $196 million in 1998. Interest income rose as a result of additional investment income on our increasing investment balances.

    Our effective tax rate for fiscal 1999 was 33% excluding the 3.8% impact of nondeductible purchased research and development. Our future effective tax rate could be adversely affected if earnings are lower than anticipated in countries where we have lower effective rates, or by unfavorable changes in tax laws and regulations.

Comparison of 1998 and 1997

Net sales grew to $8.5 billion in 1998 from $6.5 billion in 1997. The 31.6% increase in net sales during 1998 was primarily a result of increasing unit sales of high-end switches such as the Catalyst 5500, access servers such as the Cisco 3600 family, Internet and intranet access products for small offices such as the Cisco 1600 series router, and increased service contract sales. The sales growth rate in 1998 for lower-priced access and switching products targeting small and medium-sized businesses increased faster than that of the Company's high-end core router products. However, because these products carried lower average selling prices, the 1998 growth rate slowed compared with 1997. Additionally, some of our more established product lines, such as the Cisco 2500 product family and the Catalyst 4000, experienced decelerating growth rates. Sales in 1998 grew 44.4% in the Americas, 36.3% in EMEA, and 18.1% in Asia/Pacific versus 1997, but decreased 21.8% in Japan from 1997 levels.

Gross margins increased slightly to 65.6% during 1998 from 65.2% in 1997. This increase was due principally to our improvements in value-engineering efforts and material cost reductions, partially offset by a continued shift in product mix to our lower-margin products and pricing pressure from competitors in certain product areas.

Research and development expenses increased by $324 million in 1998 compared with 1997 expenditures, an increase to 12.1% of net sales from 10.9% in 1997. The increase reflected our ongoing research and development efforts in a wide variety of areas such as data, voice and video integration, DSL technologies, dial access, enterprise switch routers, security, network management, and high-end routing technologies, among others. A significant portion of the increase was due to the addition of new personnel, partly through acquisitions, as well as higher expenditures on prototypes and depreciation on additional lab equipment.

Sales and marketing expenses increased by $408 million in fiscal 1998 over fiscal 1997, an increase to 18.5% of net sales in 1998 from 18.0% in fiscal 1997. The increase was due principally to an increase in the size of our direct sales force and related commissions, additional marketing and advertising costs associated with the introduction of new products, and the expansion of distribution channels. The increase also reflected our efforts to invest in certain key areas such as expansion of our end-to-end strategy and service provider coverage in order to be positioned to take advantage of future market opportunities.

General and administrative expenses rose by $56 million in fiscal 1998 over fiscal 1997, a decrease to 3.1% from 3.2% of net sales. The dollar increase reflected increased personnel costs necessary to support our business infrastructure, including those associated with our European Logistics Center, the further development of our information systems, as well as increased levels of amortization for acquisition-related intangible assets.

The amount expensed to purchased research and development in fiscal 1998 arose from the purchase acquisitions of Dagaz Technologies, LightSpeed International, Inc., WheelGroup Corporation, NetSpeed International, Inc., and CLASS Data Systems (see Note 3 to the financial statements).

Interest and other income, net, was $196 million in 1998 and $110 million in 1997. Interest income rose as a result of additional investment income on our increasing investment balances. In fiscal 1997, we began selling our holdings in a publicly traded company at amounts significantly above the cost basis of the investment. Also in 1997, we established the Cisco Systems Foundation ("the Foundation"). As part of this initiative, we donated a portion of this investment, along with other equity securities, to the Foundation, with a combined cost basis of approximately $2 million and an approximate market value of $72 million at July 26, 1997. The realized gains on the sale of this investment, net of the amounts donated to the Foundation, were $152 million in fiscal 1997 (see Note 5 to the financial statements).

Recent Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. We do not believe this will have a material effect on the our operations. Implementation of this standard has recently been delayed by the FASB for a 12-month period. The Company will now adopt SFAS 133 as required for its first quarterly filing of fiscal year 2001.

Liquidity and Capital Resources

Cash, short-term investments, and investments were $9.0 billion at July 31, 1999, an increase of $3.8 billion from July 25, 1998. The increase is primarily a result of cash generated by operations and financing activities, primarily the exercise of employee stock options. These cash flows were partially offset by cash outflows from operating activities, including tax payments of approximately $301 million and cash outflows from investing activities including capital expenditures of approximately $584 million.

Accounts receivable decreased 4.7% during 1999. Days sales outstanding in receivables improved to 32 days as of July 31, 1999, from 49 days as of July 25, 1998. Inventories increased 80.1% between July 31, 1999, and July 25, 1998, which reflects new product introductions, continued growth in our two-tiered distribution system, and the need to maintain shorter lead times on certain products. Inventory management remains an area of focus as we balance the need to maintain strategic inventory levels to ensure competitive lead times with the risk of inventory obsolescence due to rapidly changing technology and customer requirements.

Accounts payable increased by 44.4% during 1999 primarily due to increasing levels of raw material purchases. Other accrued liabilities increased by 83.2% primarily due to higher deferred revenue on service contracts.

At July 31, 1999, we had a line of credit totaling $500 million, which expires in July 2002. There have been no borrowings under this agreement (see Note 6 to the financial statements).

We have entered into certain lease arrangements in San Jose, California, and Research Triangle Park, North Carolina, where we have established our headquarters operations and certain research and development and customer support activities. In connection with these transactions, we have pledged $1.1 billion of our investments as collateral for certain obligations of the leases. We anticipate that we will occupy more leased property in the future that will require similar pledged securities; however, we do not expect the impact of this activity to be material to our liquidity position.

We believe that our current cash and equivalents, short-term investments, line of credit, and cash generated from operations will satisfy our expected working capital, capital expenditure, and investment requirements through fiscal 2000.

Risk Factors

Set forth below and elsewhere in this Annual Report and in the other documents we file with the SEC, including our most recent Form 10-K and Form 10-Q, are risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements contained in this Annual Report.

CISCO IS EXPOSED TO FLUCTUATIONS IN THE EXCHANGE RATES OF FOREIGN CURRENCY

As a global concern, we face exposure to adverse movements in foreign currency exchange rates. These exposures may change over time as business practices evolve and could have a material adverse impact on our financial results. Historically, our primary exposures related to nondollar-denominated sales in Japan, Canada, and Australia and nondollar-denominated operating expenses in Europe, Latin America, and Asia where we sell primarily in U.S. dollars. Additionally, we have recently seen our exposures to emerging market currencies, such as the Brazilian real, Korean won, and Russian ruble, among others, increase because of our expanding presence in these markets and the extreme currency volatility. We currently do not hedge against these or any other emerging market currencies and could suffer unanticipated gains or losses as a result.

The increasing use of the euro as a common currency for members of the European Union could impact our foreign exchange exposure. We are currently hedging against fluctuations with the euro and will continue to evaluate the impact of the euro on our future foreign exchange exposure as well as on our internal systems.

At the present time, we hedge only those currency exposures associated with certain assets and liabilities denominated in nonfunctional currencies, and do not hedge anticipated foreign currency cash flows. The hedging activity undertaken by us is intended to offset the impact of currency fluctuations on certain nonfunctional currency assets and liabilities. The success of this activity depends upon estimations of intercompany balances denominated in various currencies, primarily the euro, Japanese yen, Canadian dollar, Australian dollar, and certain other European currencies. To the extent that these forecasts are over- or understated during periods of currency volatility, we could experience unanticipated currency gains or losses.

CISCO IS EXPOSED TO THE CREDIT RISK OF SOME OF ITS CUSTOMERS AND TO CREDIT EXPOSURES IN WEAKENED MARKETS

We are experiencing a greater proportion of our sales activity through our partners in two-tier distribution channels. These customers are generally given privileges to return inventory, receive credits for changes in selling prices, and participate in cooperative marketing programs. We maintain appropriate accruals and allowances for such exposures. However, such partners tend to have access to more limited financial resources than other resellers and end-user customers and therefore represent potential sources of increased credit risk. We are experiencing increased demands for customer financing and leasing solutions, particularly to competitive local exchange carriers ("CLECs"). CLECs typically finance significant networking infrastructure deployments through alternative forms of financing, including leasing, through Cisco. Although we have programs in place to monitor and mitigate the associated risk, there can be no assurance that such programs will alleviate all of our credit risk. We also continue to monitor increased credit exposures because of the weakened financial conditions in Asia, and other emerging market regions, and the impact that such conditions may have on the worldwide economy.

Although we have not experienced significant losses due to customers failing to meet their obligations to date, such losses, if incurred, could harm our business and financial position.

CISCO IS EXPOSED TO FLUCTUATIONS IN THE FAIR VALUES OF ITS PORTFOLIO INVESTMENTS AND IN INTEREST RATES

We maintain investment portfolio holdings of various issuers, types, and maturities. These securities are generally classified as available for sale, and consequently, are recorded on the balance sheet at fair value with unrealized gains or losses reported as a separate component of accumulated other comprehensive income, net of tax. Part of this portfolio includes minority equity investments in several publicly traded companies, the values of which are subject to market price volatility. We have also invested in numerous privately held companies, many of which can still be considered in the startup or development stages. These investments are inherently risky as the market for the technologies or products they have under development are typically in the early stages and may never materialize. We could lose our entire initial investment in these companies. We also have certain real estate lease commitments with payments tied to short-term interest rates. At any time, a sharp rise in interest rates could have a material adverse impact on the fair value of our investment portfolio while increasing the costs associated with our lease commitments. Conversely, declines in interest rates could have a material impact on interest earnings for our investment portfolio. We do not currently hedge these interest rate exposures.

The following table presents the hypothetical changes in fair values in the financial instruments we held at July 31, 1999, that are sensitive to changes in interest rates. These instruments are not leveraged and are held for purposes other than trading. The modeling technique used measures the change in fair values arising from selected potential changes in interest rates. Market changes reflect immediate hypothetical parallel shifts in the yield curve of plus or minus 50 basis points (BPS), 100 BPS, and 150 BPS over a 12-month time horizon. Beginning fair values represent the market principal plus accrued interest, dividends, and certain interest rate-sensitive securities considered cash and equivalents for financial reporting purposes at July 31, 1999. Ending fair values are the market principal plus accrued interest, dividends, and reinvestment income at a 12-month time horizon. This table estimates the fair value of the portfolio at a 12-month time horizon (in millions):

                                      Valuation of securities                 No change                 Valuation of Securities
                              of securities given an interest rate           in interest             given an Interest rate increase
                                 decrease of X basis points rates               rate                      of X basis points
         Issuer                 (150 BPS)        (100 BPS)      (50 BPS)                       50 BPS        100 BPS      150 BPS
-----------------------------------------------------------------------------------------------------------------------------------
 U.S. Government notes and bonds  $2,440           $2,426         $2,411        $2,393         $2,376         $2,354       $2,341
 State, municipal, and county
   government notes and bonds      5,513            5,444          5,386         5,315          5,248          5,166        5,113
 Corporate notes and bonds         1,297            1,287          1,277         1,268          1,259          1,241        1,241
-----------------------------------------------------------------------------------------------------------------------------------
   Total                          $9,250           $9,157         $9,074        $8,976         $8,883         $8,761       $8,695
===================================================================================================================================

A 50-BPS move in the Federal Funds Rate has occurred in nine of the last ten years; a 100-BPS move in the Federal Funds Rate has occurred in six of the last ten years; and a 150-BPS move in the Federal Funds Rate has occurred in four of the last ten years.

    The following analysis presents the hypothetical change in fair values of public equity investments we held that are sensitive to changes in the stock market. These equity securities are held for purposes other than trading. The modeling technique used measures the hypothetical change in fair values arising from selected hypothetical changes in each stock's price. Stock price fluctuations of plus or minus 15%, plus or minus 35%, and plus or minus 50% were selected based on the probability of their occurrence.

    This table estimates the fair value of the publicly traded corporate equities at a 12-month time horizon (in millions):


                                        Valuation of security          Fair value           Valuation of Security
                                    given X% decrease in each           as of              given X% Increase in each
                                          stock's price             July 31, 1999                 stock's price
-----------------------------------------------------------------------------------------------------------------------
                                         (50)% (35)%  (15)%                                    15%        35%    50%
-----------------------------------------------------------------------------------------------------------------------
 Corporate equities                     $438   $570   $745               $877                $1,009     $1,184  $1,315
-----------------------------------------------------------------------------------------------------------------------

    Our equity portfolio consists of securities with characteristics that most closely match the S&P Index or companies traded on the NASDAQ Exchange. The NASDAQ Composite Index has shown a 15% movement in each of the last three years, a 35% movement in one of the last three years, and a 50% movement in none of the last three years.

    We also are exposed to interest rate risk associated with leases on its facilities whose payments are tied to the London Interbank Offered Rate (LIBOR) and has evaluated the hypothetical change in lease obligations held at July 31, 1999 due to changes in the LIBOR. The modeling technique used measured hypothetical changes in lease obligations arising from selected hypothetical changes in the LIBOR. Market changes reflected immediate hypothetical parallel shifts in the LIBOR curve of plus or minus 50 BPS, 100 BPS, and 150 BPS over a 12-month period. The results of this analysis were not material to our financial results.

    We enter into forward foreign exchange contracts to offset the impact of currency fluctuations on certain nonfunctional currency assets and liabilities, primarily denominated in euro, Japanese, Canadian, Australian, and certain European currencies.

    We generally enter into forward currency contracts that have original maturities of one to three months, with none having a maturity greater than one year in length. The total notional values of forward contracts purchased and forward contracts sold were $211 million and $180 million, respectively. We do not expect gains or losses on these contracts to have a material impact on our financial results (see Note 7 to the financial statements).

SINCE CISCO'S GROWTH RATE MAY SLOW, OPERATING RESULTS FOR A PARTICULAR QUARTER ARE DIFFICULT TO PREDICT

We expect that in the future, our net sales may grow at a slower rate than experienced in previous periods, and that on a quarter-to-quarter basis, our growth in net sales may be significantly lower than our historical quarterly growth rate. As a consequence, operating results for a particular quarter are extremely difficult to predict. Our ability to meet financial expectations could be hampered if the nonlinear sales pattern seen in past quarters reoccurs in future periods. We generally have had one quarter of the fiscal year when backlog has been reduced. Although such reductions have not occurred consistently in recent years, they are difficult to predict and may occur in the future. In addition, in response to customer demand, we continue to attempt to reduce our product manufacturing lead times, which may result in corresponding reductions in order backlog. A decline in backlog levels could result in more variability and less predictability in our quarter-to-quarter net sales and operating results going forward. On the other hand, for certain products, lead times are longer than our goal. If we cannot reduce manufacturing lead times for such products, our customers may cancel orders or not place further orders if shorter lead times are available from other manufacturers, thus creating additional variability.

CISCO IS EXPOSED TO UNFAVORABLE ECONOMIC CONDITIONS WORLDWIDE

As a result of recent unfavorable economic conditions, sales to certain countries in the Pacific Rim, Eastern Europe, and Latin America have declined as a percentage of our total revenue. If the economic conditions in these markets, or other markets that recently experienced unfavorable conditions worsen, or if these unfavorable conditions result in a wider regional or global economic slowdown, this decline may have a material adverse impact on our business, operations, and financial condition.

CISCO CANNOT PREDICT THE IMPACT OF RECENT ACTIONS AND COMMENTS BY THE SEC

Recent actions and comments from the Securities and Exchange Commission have indicated they are reviewing the current valuation methodology of purchased in-process research and development related to business combinations. The Commission is concerned that some companies are writing off more of the value of an acquisition than is appropriate. We believe we are in compliance with all of the rules and related guidance as they currently exist. However, there can be no assurance that the Commission will not seek to reduce the amount of purchased in-process research and development previously expensed by us. This would result in the restatement of our previously filed financial statements and could have a material negative impact on financial results for the periods subsequent to acquisitions. Additionally, the Financial Accounting Standards Board ("FASB") has announced that it plans to rescind the pooling of interests method of acquisition accounting. If this occurs, it could alter our acquisition strategy and potentially impair our ability to acquire companies. The FASB has also announced that it is reviewing the current accounting rules associated with stock options. The FASB is concerned that current practice, as outlined in Accounting Principles Board No. 25 (APB25), does not accurately reflect appropriate compensation expense under a variety of scenarios, including the assumption of option plans from acquired companies. The changes proposed could make it more difficult to attract and retain qualified personnel and could unfavorably impact operating results.

CISCO EXPECTS GROSS MARGINS TO DECLINE OVER TIME

We expect that gross margins may be adversely affected by increases in material or labor costs, heightened price competition, and changes in channels of distribution or in the mix of products sold. For example, we believe that gross margins may decline over time, because the markets for lower-margin access products targeted toward small to medium-sized customers have continued to grow at a faster rate than the markets for our higher-margin router and high-performance switching products targeted toward enterprise and service provider customers. We have recently introduced several new products, with additional new products scheduled to be released in the near future. If warranty costs associated with these new products are greater than we have experienced historically, gross margins may be adversely affected. Our gross margins may also be impacted by geographic mix, as well as the mix of configurations within each product group. We continue to expand into third-party or indirect distribution channels, which generally results in lower gross margins. In addition, increasing third-party and indirect distribution channels generally results in greater difficulty in forecasting the mix of our products, and to a certain degree, the timing of its orders.

    We also expect that our operating margins may decrease as we continue to hire additional personnel and increases other operating expenses to support our business. We plan our operating expense levels based primarily on forecasted revenue levels. Because these expenses are relatively fixed in the short term, a shortfall in revenue could lead to operating results being below expectations.

YOU SHOULD EXPECT THAT CISCO'S OPERATING RESULTS MAY FLUCTUATE IN FUTURE PERIODS

The results of operations for any quarter are not necessarily indicative of results to be expected in future periods. Our operating results have in the past been, and will continue to be, subject to quarterly fluctuations as a result of a number of factors. These factors include:

o The integration of people, operations, and products from acquired businesses and technologies

o    Increased competition in the networking industry

o    The overall trend toward industry consolidation

o The introduction and market acceptance of new technologies and standards, including switch routers, Gigabit Ethernet switching, Tag Switching (currently also known as multiprotocol label switching [MPLS]) and data, voice and video capabilities

o    Variations in sales channels, product costs, or mix of products sold

o    The timing of orders and manufacturing lead times

o    The trend toward sales of integrated network solutions

o Changes in general economic conditions and specific economic conditions in the computer and networking industries

Any of these above factors could have a material adverse impact on our operations and financial results. For example, we from time to time have made acquisitions that result in purchased research and development expenses being charged in an individual quarter. These charges may occur in any particular quarter resulting in variability in our quarterly earnings. Additionally, the dollar amounts of large orders for our products have been increasing, and therefore the operating results for a quarter could be materially adversely affected if a number of large orders are either not received or are delayed, for example, due to cancellations, delays, or deferrals by customers.

THE YEAR 2000 PROBLEM MAY HAVE AN ADVERSE EFFECT ON CISCO'S OPERATIONS AND ABILITY TO OFFER PRODUCTS AND SERVICES WITHOUT INTERRUPTION

We are continuing to assess the impact of the year 2000 issue on our current and future products, internal information systems, and noninformation technology systems (equipment and systems) and has begun, and in many cases completed, corrective efforts in these areas.

    We are using a four-phased approach to address the issue:

o The first phase consists of the inventorying of all potential business disruption problems, including those with products and systems, as well as potential disruption from suppliers and other third parties.

o The second phase consists of the prioritization of all the potential problems to allocate the appropriate level of resources to the most critical areas.

o The third phase addresses the remediation programs to solve or mitigate any identified year 2000 problems.

o The fourth phase consists of the development of contingency plans to address potential year 2000 problems that may arise with Cisco, our customers, and our suppliers.

We have largely completed the implementation of year 2000-compliant internal computer applications for its main financial, manufacturing, and order processing systems. The systems are being tested for compliance, and we do not currently expect any significant issues to be identified during this review. However, the failure of any internal system to achieve year 2000 readiness could result in material disruption to our operations.

    We have also conducted extensive work regarding the status of our currently available, developing, and installed base of products. We believe that our current products are largely year 2000-compliant. There can be no assurance that certain previous releases of our products that are no longer under support will prove to be year 2000-compliant with customers' systems or within an existing network. Further information about our products is available on our Year 2000 Internet

Web site. We have developed programs for customers who have indicated a need to upgrade components of their systems. However, the inability of any of our products to properly manage and manipulate data in the year 2000 could result in increased warranty costs, customer satisfaction issues, potential lawsuits, and other material costs and liabilities.

    We have completed phases I and II of our review of our supplier bases and, in the third phase of the compliance approach, are in the process of reviewing the state of readiness of our supplier base. This exercise includes compliance inquiries and reviews that will continue throughout calendar 1999. Where issues are identified with a particular supplier, contingency plans will be developed as discussed below. Even where assurances are received from third parties there remains a risk that failure of systems and products of other companies on which we rely could have a material adverse effect on us. Further, if these suppliers fail to adequately address the year 2000 issue for the products they provide to us, critical materials, products, and services may not be delivered in a timely manner and we may not be able to manufacture sufficient product to meet sales demand.

    Based on the work done to date, we have not incurred material costs and do not expect to incur future material costs in the work to address the year 2000 problem for our systems (as a result of relatively new legacy information systems) and products.

    We have taken and will continue to take corrective action to mitigate any significant year 2000 problems with our systems and products and believe that the year 2000 issue for information systems will not have a material impact on our operations or financial results. However, there can be no assurance that we will not experience significant business disruptions or loss of business due to an inability to adequately address the year 2000 issue. We are concerned that many enterprises will be devoting a substantial portion of their information systems spending to addressing the year 2000 issue. This expense may result in spending being diverted from networking solutions in the near future. This diversion of information technology spending could have a material adverse impact on our future sales volume.

    Contingency plans are being developed in certain key areas, in particular surrounding third-party manufacturers and other suppliers, to ensure that any potential business interruptions caused by the year 2000 issue are mitigated. Such contingency plans include identification of alternative sources of supply and test exercises to ensure that such alternatives are able to provide us with an adequate level of support. These plans are being developed, refined, and tested in the last six months of calendar 1999.

    The foregoing statements are based upon our best estimates at the present time, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources, third-party modification plans, and other factors. There can be no guarantee that these estimates will be achieved and actual results could differ materially from those anticipated. Specific factors that might cause such material differences include, but are not limited to:

o    The availability and cost of personnel trained in this area

o    The ability to locate and correct all relevant computer codes

o The nature and amount of programming required to upgrade or replace each of the affected programs

o The rate and magnitude of related labor and consulting costs and the success of Cisco's external customers and suppliers in addressing the year 2000 issue

    Our evaluation is ongoing and we expect that new and different information will become available to us as that evaluation continues. Consequently, there is no guarantee that all material elements will be year 2000-ready in time.

Consolidated Statements of Operations
(in millions, except per-share amounts)

YEARS ENDED                                           July 31, 1999        July 25, 1998      July 26, 1997
---------------------------------------------------------------------------------------------------------------
NET SALES                                                 $12,154            $ 8,488            $ 6,452
Cost of sales                                               4,240              2,924              2,243
---------------------------------------------------------------------------------------------------------------
  Gross margin                                              7,914              5,564              4,209
---------------------------------------------------------------------------------------------------------------
Expenses:
  Research and development                                  1,594              1,026                702
  Sales and marketing                                       2,447              1,572              1,164
  General and administrative                                  418                262                206
  Purchased research and development                          471                594                508
---------------------------------------------------------------------------------------------------------------
    Total operating expenses                                4,930              3,454              2,580
---------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                            2,984              2,110              1,629
Realized gains on sale of investment                                               5                152
Interest and other income, net                                332                196                110
---------------------------------------------------------------------------------------------------------------
Income before provision for income taxes                    3,316              2,311              1,891
Provision for income taxes                                  1,220                956                840
---------------------------------------------------------------------------------------------------------------
  NET INCOME                                              $ 2,096            $ 1,355            $ 1,051
===============================================================================================================
Net income per common share--basic                        $  0.65            $  0.44            $  0.35
---------------------------------------------------------------------------------------------------------------
Net income per common share--diluted                      $  0.62            $  0.42            $  0.34
---------------------------------------------------------------------------------------------------------------
Shares used in per-share calculation--basic                 3,213              3,094              2,990
---------------------------------------------------------------------------------------------------------------
Shares used in per-share calculation--diluted               3,398              3,245              3,128
---------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

Consolidated Balance Sheets
(in millions, except par value)

                                                                         July 31, 1999        July 25, 1998
------------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:

  Cash and equivalents                                                      $   827             $   580
  Short-term investments                                                      1,189               1,157
  Accounts receivable, net of allowances for doubtful
    accounts of $27 in 1999 and $40 in 1998                                   1,242               1,303
  Inventories, net                                                              652                 362
  Deferred income taxes                                                         537                 345
  Prepaid expenses and other current assets                                     168                  67
------------------------------------------------------------------------------------------------------------------------
      Total current assets                                                    4,615               3,814

Investments                                                                   7,032               3,463
Restricted investments                                                        1,080                 554
Property and equipment, net                                                     801                 599
Other assets                                                                  1,197                 542
------------------------------------------------------------------------------------------------------------------------
      TOTAL ASSETS                                                          $14,725             $ 8,972
========================================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:

  Accounts payable                                                          $   361             $   250
  Income taxes payable                                                          630                 411
  Accrued payroll and related expenses                                          678                 392
  Other accrued liabilities                                                   1,334                 728
------------------------------------------------------------------------------------------------------------------------
      Total current liabilities                                               3,003               1,781

Commitments and contingencies (Note 7)

Minority interest                                                                44                  43

Shareholders' equity:

  Preferred stock, no par value, 5 shares authorized:
    none issued or outstanding in 1999 and 1998 (Note 8)

  Common stock and additional paid-in capital, $0.001 par value
    5,400 shares authorized: 3,271 shares issued and outstanding in
    1999 and 3,152 shares in 1998                                             5,524               3,262
  Retained earnings                                                           5,856               3,828
  Accumulated other comprehensive income (Note 8)                               298                  58
------------------------------------------------------------------------------------------------------------------------
      Total shareholders' equity                                             11,678               7,148
------------------------------------------------------------------------------------------------------------------------
      TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                            $14,725             $ 8,972
========================================================================================================================

See notes to consolidated financial statements.

Consolidated Statement of Cash Flows
(in millions)



YEARS ENDED                                                               July 31, 1999    July 25, 1998  July 26, 1997
---------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income                                                                 $ 2,096        $ 1,355        $ 1,051
  Adjustments to reconcile net income to
   net cash provided by operating activities:
     Depreciation and amortization                                               486            328            214
     Provision for doubtful accounts                                              19             43             13
     Provision for inventory allowances                                          151            161            123
     Deferred income taxes                                                      (207)           (60)          (186)
     Tax benefits from employee stock plans                                      837            422            274
     Adjustment to conform fiscal year ends                                        2                           (11)
       of pooled acquisitions
     Purchased research and development                                          379            436            273
       from acquisitions
     Change in operating assets and liabilities:
      Accounts receivable                                                         54           (166)          (559)
      Inventories                                                               (434)          (266)           (74)
      Prepaid expenses and other current assets                                  (97)            22              6
      Accounts payable                                                           102             28             53
      Income taxes payable                                                       218            154             86
      Accrued payroll and related expenses                                       282            127             67
      Other accrued liabilities                                                  550            306            118
---------------------------------------------------------------------------------------------------------------------------
        NET CASH PROVIDED BY OPERATING ACTIVITIES                              4,438          2,890          1,448
---------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Purchases of short-term investments                                         (1,250)        (1,611)        (1,431)
  Proceeds from sales and maturities
     of short-term investments                                                 1,660          1,751          1,276
  Purchases of investments                                                    (5,632)        (3,561)        (1,762)
  Proceeds from sales and maturities
     of investments                                                            1,994          1,107          1,052
  Purchases of restricted investments                                         (1,101)          (527)          (351)
  Proceeds from sales and maturities
     of restricted investments                                                   560            337            219
  Acquisition of property and equipment                                         (584)          (417)          (332)
  Acquisition of businesses, net of cash acquired
     and purchased research and development                                      (19)                          (19)
  Net investment in leases                                                      (310)          (171)           (20)
  Other                                                                         (255)            (3)           (39)
---------------------------------------------------------------------------------------------------------------------------
        NET CASH USED IN INVESTING ACTIVITIES                                 (4,937)        (3,095)        (1,407)
---------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Issuance of common stock                                                       740            489            308
  Common stock repurchases                                                                                    (323)
  Other                                                                            6            (10)            (5)
---------------------------------------------------------------------------------------------------------------------------
        NET CASH PROVIDED BY (USED IN)
         FINANCING ACTIVITIES                                                    746            479            (20)
---------------------------------------------------------------------------------------------------------------------------
Net increase in cash and equivalents                                             247            274             21
Cash and equivalents, beginning of year                                          580            306            285
---------------------------------------------------------------------------------------------------------------------------
CASH AND EQUIVALENTS, END OF YEAR                                            $   827        $   580        $   306
===========================================================================================================================
Non-cash investing and financing activities:

Transfers of securities to restricted investments                            $    --        $    --        $ 3,586
===========================================================================================================================

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity
(in millions)

                                                                Common Stock and
                                                                   Additional
                                                 Common Stock    Paid-In Capital                Accumulated Other     Total
                                                                                                  Comprehensive    Shareholders'
                                               Number of Shares     Amount    Retained Earnings       Income          Equity

---------------------------------------------------------------------------------------------------------------------------------
BALANCE AS OF JULY 28, 1996                          2,927         $   900         $ 1,770         $   154         $ 2,824
Net income                                                                           1,051                           1,051
Change in unrealized gain on investments                                                              (109)           (109)
Translation adjustment                                                                                  (5)             (5)
                                                                                                                   -------
Comprehensive income                                                                                                   937
Issuance of common stock                               107             308                                             308
Tax benefit from employee stock plans                                  274                                             274
Common stock repurchases                               (22)            (10)           (313)                           (323)
Pooling of interest acquisitions                        17               7             (15)                             (8)
Purchase acquisitions                                   17             324                                             324
Adjustment to conform fiscal year
  ends of pooled acquisitions                                                          (11)                            (11)
---------------------------------------------------------------------------------------------------------------------------------
BALANCE AS OF JULY 26, 1997                          3,046           1,803           2,482              40           4,325
Net income                                                                           1,355                           1,355
Change in unrealized gain on investments                                                                28              28
Translation adjustment                                                                                 (10)            (10)
                                                                                                                   -------
Comprehensive income                                                                                                 1,373
Issuance of common stock                                82             489                                             489
Tax benefit from employee stock plans                                  422                                             422
Pooling of interest acquisitions                         3              12              (9)                              3
Purchase acquisitions                                   21             536                                             536
---------------------------------------------------------------------------------------------------------------------------------
BALANCE AS OF JULY 25, 1998                          3,152           3,262           3,828              58           7,148
Net income                                                                           2,096                           2,096
Change in unrealized gain on investments                                                               234             234
Translation adjustment                                                                                   6               6
                                                                                                                   -------
Comprehensive income                                                                                                 2,336
Issuance of common stock                                98             740                                             740
Tax benefit from employee stock plans                                  837                                             837
Pooling of interest acquisitions                         8             115             (70)                             45
Purchase acquisitions                                   13             570                                             570
Adjustment to conform fiscal year
  ends of pooled acquisitions                                                            2                               2
---------------------------------------------------------------------------------------------------------------------------------
BALANCE AS OF JULY 31, 1999                          3,271         $ 5,524         $ 5,856         $   298         $11,678
=================================================================================================================================

See notes to consolidated financial statements.

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

2. Summary of Significant Accounting Policies

Fiscal Year The Company's fiscal year is the 52 or 53 weeks ending on the last Saturday in July. The fiscal year ended July 31, 1999, was a 53-week year. The fiscal years ended July 25, 1998, and July 26, 1997, were 52-week years.

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

Investments The Company's investments comprise U.S., state, and municipal government obligations and foreign and public corporate equity securities. Investments with maturities of less than one year are considered short term and are carried at fair value. Nearly all investments are held in the Company's name and custodied with two major financial institutions. The specific identification method is used to determine the cost of securities disposed of, with realized gains and losses reflected in other income and expense. At July 31, 1999, and July 25, 1998, substantially all of the Company's investments were classified as available for sale. Unrealized gains and losses on these investments are included as a separate component of shareholders' equity, net of any related tax effect. The Company also has certain investments in nonpublicly traded companies. These investments are included in "Other Assets" in the Company's balance sheet and are generally carried at cost. The Company monitors these investments for impairment and makes appropriate reductions in carrying values when necessary.

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

Concentrations Cash and equivalents are, for the most part, maintained with several major financial institutions in the United States. Deposits held with banks may exceed the amount of insurance provided on such deposits. Generally these deposits may be redeemed upon demand and therefore, bear minimal risk. The Company performs ongoing credit evaluations of its customers and, with the exception of certain financing transactions, does not require collateral from its customers.

    The Company receives certain of its custom semiconductor chips for some of its products from sole suppliers. Additionally, the Company relies on a limited number of hardware manufacturers. The inability of any supplier or manufacturer to fulfill supply requirements of the Company could impact future results.

REVENUE RECOGNITION The Company generally recognizes product revenue upon shipment of product unless there are significant post-delivery obligations or collection is not considered probable at the time of sale. When significant post-delivery obligations exist, revenue is deferred until such obligations are fulfilled. Revenue from service obligations is deferred and generally recognized ratably over the period of the obligation. The Company makes certain sales to partners in two-tier distribution channels. These customers are generally given privileges to return a portion of inventory and participate in various cooperative marketing programs. The Company recognizes revenues to two-tier distributors based on management estimates to approximate the point that products have been sold by the distributors and also maintains appropriate accruals and allowances for all other programs. The Company accrues for warranty costs, sales returns, and other allowances at the time of shipment based on its experience.

    The Company adopted Statement of Position (SOP) No. 97-2, "Software Revenue Recognition," in the first quarter of fiscal year 1999 and its adoption had no material impact on the Company's operating results or financial position.

NET INVESTMENT IN LEASES Net investment in leases represents sales-type and direct-financing leases. These leases typically have terms of two to five years and are usually collateralized by a security interest in the underlying assets.

ADVERTISING COSTS The Company expenses all advertising costs as they are incurred.

SOFTWARE DEVELOPMENT COSTS Software development costs, which are required to be capitalized pursuant to Statement of Financial Accounting Standards (SFAS) No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed," have not been material to the Company to date.

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

COMPUTATION OF NET INCOME PER COMMON SHARE Basic net income per common share is computed using the weighted average number of common shares outstanding during the period. Diluted net income per common share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period. Dilutive common equivalent shares consist of stock options (see Note 12). Share and per-share data presented reflect the two-for-one stock split effective June 1999 and the three-for-two stock splits effective September 1998 and December 1997.

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

DERIVATIVES The Company enters into forward exchange contracts to minimize the short-term impact of foreign currency fluctuations on assets and liabilities denominated in currencies other than the functional currency of the reporting entity. All foreign exchange forward contracts are highly inversely correlated to the hedged items and are designated as, and considered, effective as hedges of the underlying assets or liabilities. Gains and losses on the contracts are included in interest and other income, net and offset foreign exchange gains or losses from the revaluation of intercompany balances, or other current assets and liabilities denominated in currencies other than the functional currency of the reporting entity. Fair values of exchange contracts are determined using published rates. If a derivative contract terminates prior to maturity, the investment is shown at its fair value with the resulting gain or loss reflected in interest and other income, net.

MINORITY INTEREST Minority interest represents the preferred stockholders' proportionate share of the equity of Nihon Cisco Systems, K.K. At July 31, 1999, the Company owned all issued and outstanding common stock, amounting to 73.2% of the voting rights. Each share of preferred stock is convertible into one share of common stock at any time at the option of the holder.

USE OF ESTIMATES The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Estimates are used for, but not limited to, the accounting for doubtful accounts, inventory reserves, depreciation and amortization, sales returns, warranty costs, taxes, and contingencies. Actual results could differ from these estimates.

COMPREHENSIVE INCOME In the first quarter of fiscal 1999, the Company adopted SFAS No. 130 "Reporting Comprehensive Income". Under SFAS 130 the Company is required to report comprehensive income, which includes the Company's net income, as well as changes in equity from other sources. In the Company's case, the other changes in equity included in comprehensive income comprise unrealized gains and losses on other available-for-sale investments and the foreign currency cumulative translation adjustment. The adoption of SFAS 130 had no impact on the Company's net income, balance sheet, or shareholders' equity.

SEGMENT INFORMATION In 1999, the Company adopted Statement of Financial Accounting Standard (SFAS) No. 131 "Disclosures about Segments of an Enterprise and Related Information". SFAS 131 supercedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise". Under the new standard the Company is required to use the "management" approach to reporting its segments. The management approach designates that the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's segments. The adoption of SFAS 131 had no impact on the Company's net income, balance sheet, or shareholders' equity.

RECENT ACCOUNTING PRONOUNCEMENT In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Management does not believe this will have a material effect on the Company's operations. Implementation of this standard has recently been delayed by the FASB for a 12-month period. The Company will now adopt SFAS 133 as required for its first quarterly filing of fiscal year 2001.

3. Business Combinations

Pooling of Interests Combinations

On June 24, 1999, the Company acquired GeoTel Communications Corporation ("GeoTel"). Under the terms of the agreement, 1.0276 shares of the Company's common stock were exchanged for each outstanding share of GeoTel. Approximately 28 million shares of common stock were issued to acquire GeoTel. The Company also assumed remaining outstanding stock options that were converted to options to purchase approximately six million shares of the Company's common stock. The transaction was accounted for as a pooling of interests in fiscal year 1999; therefore, all prior periods presented have been restated.

    Prior to the merger, GeoTel used a calendar year end. Restated financial statements of the Company combine the July 31, 1999, July 25, 1998, and July 26, 1997, results of the Company with the July 31, 1999, June 30, 1998, and June 30, 1997, results of GeoTel, respectively. No adjustments were necessary to conform accounting policies of the entities. However, GeoTel's historical results have been adjusted to reflect an increase in income taxes because of the elimination of a previously provided valuation allowance on its deferred tax assets. There were no intercompany transactions requiring elimination in any period presented. In order for both companies to operate on the same fiscal year for 1999, GeoTel's operations for the one-month period ending July 31, 1998, which are not significant to the Company, have been reflected as an adjustment to retained earnings in fiscal 1999.

    The following table shows the historical results of the Company and GeoTel for the periods prior to the consummation of the merger of the two entities (in millions):


                                 Nine Months Ended                   Year Ended
                                     May 1, 1999        July 25, 1998          July 26, 1997
------------------------------------------------------------------------------------------------
Revenues:
  Cisco                               $ 8,562              $ 8,459                $ 6,440
  GeoTel                                   44                   29                     12
------------------------------------------------------------------------------------------------
    Total                             $ 8,606              $ 8,488                $ 6,452
------------------------------------------------------------------------------------------------
Net income:
  Cisco as previously reported        $ 1,452              $ 1,350                $ 1,049
  GeoTel as previously reported             9                    8                      2
------------------------------------------------------------------------------------------------
    Total                               1,461                1,358                  1,051
  Adjustment to reflect elimination
    of valuation allowances                                     (3)
------------------------------------------------------------------------------------------------
  Net income, as restated             $ 1,461              $ 1,355                $ 1,051
------------------------------------------------------------------------------------------------

The Company has also completed a number of other pooling transactions. The historical operations of these entities were not material to the Company's consolidated operations on either an individual or an aggregate basis; therefore, prior period statements have not been restated for these acquisitions. These transactions are summarized as follows (in millions of shares):

                                                     Total Shares of
Fiscal Year           Acquired Companies            Cisco Stock Issued
--------------------------------------------------------------------------------------------
1997                    Nashoba Networks                     7
                        Granite Systems, Inc.               10
1998                    Precept Software, Inc.               3
1999                    Fibex Systems                        6
                        Sentient Networks, Inc.              2

In conjunction with these poolings, the Company also assumed the outstanding options of these companies, which were converted to options to purchase approximately nine million shares of the Company's common stock.

Purchase Combinations

During the three years ended July 31, 1999, the Company made a number of purchase acquisitions. The consolidated financial statements include the operating results of each business from the date of acquisition. Pro forma results of operations have not been presented because the effects of these acquisitions were not material on either an individual or an aggregate basis.

    The amounts allocated to purchased research and development were determined through established valuation techniques in the high-technology communications industry and were expensed upon acquisition because technological feasibility had not been established and no future alternative uses existed. Research and development costs to bring the products from the acquired companies to technological feasibility are not expected to have a material impact on the Company's future results of operations or cash flows. Amounts allocated to goodwill and other intangibles are amortized on a straight-line basis over periods not exceeding five years. Each transaction is outlined as follows:

Summary of Purchase Transactions (in millions)

                                                     Purchased Research and        Form of Consideration
Acquired Companies             Consideration    Date   Development Charge        and Other Notes to Acquisition
----------------------------------------------------------------------------------------------------------------------------------
FISCAL 1999

American Internet Corporation    $ 58         Oct. 1998      $ 41               Common stock and options assumed; goodwill and
                                                                                other intangibles recorded of $18

Summa Four, Inc.                 $129         Nov. 1998      $ 64               Common stock and options assumed, $16 in
                                                                                liabilities assumed; goodwill and other
                                                                                intangibles recorded of $29

Clarity Wireless, Inc.           $153         Nov. 1998      $ 94               Common stock and options assumed; goodwill and
                                                                                other intangibles recorded of $73

Selsius Systems, Inc.            $134         Nov. 1998      $ 92               $111 in cash; options assumed; goodwill and other
                                                                                intangibles recorded of $41

PipeLinks, Inc.                  $118         Dec. 1998      $ 99               Common stock and options assumed; goodwill and
                                                                                other intangibles recorded of $11

Amteva Technologies, Inc.        $159         June 1999      $ 81               Common stock and options assumed; goodwill
                                                                                and other intangibles recorded of $85;
                                                                                liabilities assumed of $9
----------------------------------------------------------------------------------------------------------------------------------
FISCAL 1998

Dagaz Technologies, Inc.         $130         Aug. 1997      $127               $108 in cash, $18 in common stock, and
                                                                                assumed liabilities of $4

LightSpeed International, Inc.   $161         Feb. 1998      $143               Common stock and options assumed; other
                                                                                intangibles recorded of $15

WheelGroup Corporation           $124         March 1998     $ 97               Common stock and options assumed; goodwill
                                                                                and other intangibles recorded of $38

NetSpeed International, Inc.     $252         April 1998     $179               $222 in common stock and options assumed,
                                                                                $12 cash and assumed liabilities of $18;
                                                                                goodwill and other intangibles recorded of $76

CLASS Data Systems               $ 51         June 1998      $ 48               Cash of $38 and options assumed

----------------------------------------------------------------------------------------------------------------------------------
FISCAL 1997

Telebit Corporation              $200         Oct. 1996      $174               Cash

Netsys Technologies              $ 85         Nov. 1996      $ 43               $81 in common stock and $4 in liabilities
                                                                                assumed; goodwill and other intangibles
                                                                                recorded of $42

Skystone Systems Corporation     $ 92         July 1997      $ 89               $69 in common stock and $23 in cash

Ardent Communications            $165         July 1997      $164               Common stock

Global Internet Software Group   $ 40         July 1997      $ 38               Cash

Total purchased research and development expense in 1999, 1998, and 1997 was $471 million, $594 million, and $508 million, respectively. The purchased research and development expense that was attributable to stock consideration in purchase acquisitions for the same periods was $379 million, $436 million, and $273 million, respectively.

Pending Business Combinations (unaudited)

In June 1999, the Company announced definitive agreements to purchase TransMedia Communications, Inc. ("TransMedia") and StratumOne Communications, Inc. ("StratumOne"). TransMedia provides Media Gateway technology that unites the multiple networks of public voice communications. StratumOne is a developer of highly integrated, high-performance semiconductor technology.

    In August 1999, the Company announced definitive agreements to purchase Calista Inc. ("Calista"); MaxComm Technologies, Inc. ("MaxComm"); Cerent Corporation ("Cerent"); and Monterey Networks, Inc. ("Monterey"). Calista is a developer of Internet technology that allows different business phone systems to work together over an open Internet-based infrastructure for the first time. MaxComm is a developer of broadband Internet technology that brings data and multiple voice lines to consumers. Cerent is a developer of next-generation optical transport products, and Monterey is a developer of infrastructure-class, optical cross-connect technology that is used to increase network capacity at the core of an optical network.

   The terms of the pending business combinations are as follows (in millions):

Entity Name                      Consideration    Accounting Treatment
---------------------------------------------------------------------------------------------------------------
TransMedia Communications, Inc.      $ 407        Pooling of interests
StratumOne Communications, Inc.        435        Pooling of interests
Calista, Inc.                           55        Purchase
MaxComm Technologies, Inc.             143        Purchase
Cerent Corporation                   6,900        Pooling of interests
Monterey Networks, Inc.                500        Purchase

Consideration for each of the above transactions will be the Company's common stock.

4. Balance Sheet Detail (in millions)

                                    July 31, 1999                 July 25, 1998
---------------------------------------------------------------------------------------------------------------
INVENTORIES, NET:
Raw materials                         $  143                          $  76
Work in process                          198                            143
Finished goods                           276                            111
Demonstration systems                     35                             32
---------------------------------------------------------------------------------------------------------------
  Total                               $  652                          $ 362
===============================================================================================================
PROPERTY AND
  EQUIPMENT, NET:
Leasehold improvements                $  282                          $ 154
Computer equipment and
  related software                       628                            537
Production and engineering
  equipment                              238                            139
Office equipment, furniture,
  fixtures, and other                    676                            441
---------------------------------------------------------------------------------------------------------------
                                       1,824                          1,271

Less accumulated depreciation
  and amortization                    (1,023)                          (672)
---------------------------------------------------------------------------------------------------------------
  Total                               $  801                          $ 599
===============================================================================================================
OTHER ASSETS, NET:

Goodwill--gross                       $  157                          $  57
Other intangibles--gross                 395                            143
Accumulated amortization
  of intangible assets                   (92)                           (30)
---------------------------------------------------------------------------------------------------------------
Intangibles, net                         460                            170
Investments in nonpublic
  companies                              196                             90
Net investment in leases                 500                            190
Other assets                              41                             92
---------------------------------------------------------------------------------------------------------------
  Total                               $1,197                          $ 542
===============================================================================================================
ACCRUED PAYROLL AND RELATED EXPENSES:
Accrued wages, paid time
  off, and related expenses           $  318                          $ 172
Accrued commissions                      138                             83
Accrued bonuses                          222                            137
---------------------------------------------------------------------------------------------------------------
  Total                               $  678                          $ 392
===============================================================================================================
OTHER ACCRUED LIABILITIES:
Deferred revenue                      $  724                          $ 339
Accrued warranties                        67                             48
Other liabilities                        543                            341
---------------------------------------------------------------------------------------------------------------
  Total                               $1,334                          $ 728
===============================================================================================================

Amortization expense of intangible assets for the fiscal years ended July 31, 1999, July 25, 1998, and July 26, 1997, was $62 million, $23 million, and $11 million, respectively.

5. Investments

The following tables summarize the Company's investments in securities (in millions):

                                           Amortized      Gross Unrealized  Gross Unrealized         Fair
July 31, 1999                                Cost              Gains             Losses              Value
---------------------------------------------------------------------------------------------------------------
U.S. government notes and bonds             $2,187            $                 $   (29)            $2,158
State, municipal, and county
  government notes and bonds                 5,177                5                 (44)             5,138
Corporate notes and bonds                    1,145                                  (17)             1,128
Corporate equity securities                    288              615                 (26)               877
---------------------------------------------------------------------------------------------------------------
  Total                                     $8,797            $ 620             $  (116)            $9,301
===============================================================================================================
Reported as:

Short-term investments                                                                              $1,189
Investments                                                                                          7,032
Restricted investments                                                                               1,080
---------------------------------------------------------------------------------------------------------------
  Total                                                                                             $9,301
===============================================================================================================


                                           Amortized    Gross Unrealized   Gross Unrealized        Fair
July 25, 1998                                Cost             Gains             Losses             Value
---------------------------------------------------------------------------------------------------------------
U.S. government notes and bonds            $  978             $  3             $ (1)             $  980
State, municipal, and county
  government notes and bonds                3,216               11               (3)              3,224
Foreign government notes and bonds             31                                                    31
Corporate notes and bonds                     768                1               (1)                768
Corporate equity securities                    55              137              (21)                171
---------------------------------------------------------------------------------------------------------------
  Total                                    $5,048             $152             $(26)             $5,174
===============================================================================================================

Reported as:

Short-term investments                                                                           $1,157
Investments                                                                                       3,463
Restricted investments                                                                              554
---------------------------------------------------------------------------------------------------------------
  Total                                                                                          $5,174
===============================================================================================================


The following table summarizes debt maturities (including restricted investments) at July 31, 1999 (in millions):

                                                                    Amortized Cost     Fair Value
---------------------------------------------------------------------------------------------------------------
Less than one year                                                      $1,403            $1,397
Due in 1-2 years                                                         1,447             1,442
Due in 2-5 years                                                         5,064             5,005
Due after 5 years                                                          595               580
---------------------------------------------------------------------------------------------------------------
  Total                                                                 $8,509            $8,424
===============================================================================================================

During fiscal year 1997, the Company began to sell its minority equity position in a publicly traded company, which was completed in fiscal year 1998. Also, in fiscal 1997, the Company established the Cisco Systems Foundation ("the Foundation"). As part of this initiative, the Company donated a portion of the equity investment, along with other equity securities to the Foundation, with a combined cost basis of approximately $2 million and an approximate fair value of $72 million at July 26, 1997. The realized gains reported on the sale of this investment, net of the 1997 donation to the Foundation, were $152 million in fiscal 1997 and $5 million in fiscal 1998.

6. Line of Credit

As of July 31, 1999, the Company had a syndicated credit agreement under the terms of which a group of banks committed a maximum of $500 million on an unsecured, revolving basis for cash borrowings of various maturities. The commitments made under this agreement expire on July 1, 2002. Under the terms of the agreement, borrowings bear interest at a spread over the London Interbank Offered Rate based on certain financial criteria and third-party rating assessments. As of July 31, 1999, this spread was 20 basis points. From this spread, a commitment fee of seven basis points is assessed against any undrawn amounts. The agreement includes a single financial covenant that places a variable floor on tangible net worth, as defined, if certain leverage ratios are exceeded. There have been no borrowings under this agreement.

7. Commitments and Contingencies

Leases

The Company has entered into several agreements to lease 448 acres of land located in San Jose, California, where it has established its headquarters operations, and 45 acres of land located in Research Triangle Park, North Carolina, where it has expanded certain research and development and customer support activities. All of the leases have initial terms of five to seven years and options to renew for an additional three to five years, subject to certain conditions. At any time during the terms of these land leases, the Company may purchase the land. If the Company elects not to purchase the land at the end of each of the leases, the Company has guaranteed a residual value of $592 million.

     The Company has also entered into agreements to lease certain buildings to be constructed on the land described above. The lessors of the buildings have committed to fund up to a maximum of $993 million (subject to reductions based on certain conditions in the respective leases) for the construction of the buildings, with the portion of the committed amount actually used to be determined by the Company. Rent obligations for the buildings commenced on various dates and will expire at the same time as the land leases.

    The Company has an option to renew the building leases for an additional three to five years, subject to certain conditions. The Company may, at its option, purchase the buildings during or at the ends of the terms of the leases at approximately the amount expended by the lessors to construct the buildings. If the Company does not exercise the purchase options by the ends of the leases, the Company will guarantee a residual value of the buildings as determined at the lease inception date of each agreement (approximately $569 million at July 31, 1999).

     As part of the above lease transactions, the Company restricted $1.1 billion of its investment securities as collateral for specified obligations of the lessors under the leases. These investment securities are restricted as to withdrawal and are managed by a third party subject to certain limitations under the Company's investment policy. In addition, the Company must maintain a minimum consolidated tangible net worth, as defined, of $2.8 billion.

    The Company also leases office space in Santa Clara, California; Chelmsford, Massachusetts; and for its various U.S. and international sales offices.

    Future annual minimum lease payments under all noncancelable operating leases as of July 31, 1999, are as follows (in millions):

---------------------------------------------------------------------------------------------------------------
2000                                 $  156
2001                                    143
2002                                    122
2003                                    109
2004                                     97
Thereafter                              448
---------------------------------------------------------------------------------------------------------------
Total minimum lease payments         $1,075
===============================================================================================================


Rent expense totaled $121 million, $90 million, and $65 million for 1999, 1998, and 1997, respectively.

Forward Exchange Contracts

The Company conducts business on a global basis in several major international currencies. As such, it is exposed to adverse movements in foreign currency exchange rates. The Company enters into forward foreign exchange contracts to reduce certain currency exposures. These contracts hedge exposures associated with nonfunctional currency assets and liabilities denominated in Japanese, Canadian, Australian, and several European currencies, including the euro. At the present time, the Company hedges only those currency exposures associated with certain nonfunctional currency assets and liabilities and does not generally hedge anticipated foreign currency cash flows.

    The Company does not enter into forward exchange contracts for trading purposes. Gains and losses on the contracts are included in interest and other income, net and offset foreign exchange gains or losses from the revaluation of intercompany balances or other current assets and liabilities denominated in currencies other than the functional currency of the reporting entity. The Company's forward currency contracts generally range from one to three months in original maturity. Forward exchange contracts outstanding and their unrealized gains and (losses) as of July 31, 1999, are summarized as follows (in millions):

                               Notional
                                Value                  Notional            Unrealized
                              Purchased              Value Sold            Gain/(Loss)
---------------------------------------------------------------------------------------------------------------
Japanese yen                      $                     $ (49)             $
Australian dollar                                         (58)
Canadian dollar                                           (73)
Euro                            150
British pound
  sterling                       33
Other European
  currencies                     12
Other Asian
  currencies                     16
---------------------------------------------------------------------------------------------------------------
   Total                      $ 211                     $(180)             $   --
===============================================================================================================


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

Stock Splits In May 1999, the Company's Board of Directors approved a two-for-one split of the Company's common stock that was applicable to shareholders of record on May 24, 1999, and effective on June 21, 1999. All references to share and per-share data for all periods presented have been adjusted to give effect to this two-for-one stock split and the two three-for-two stock splits effective September 1998 and December 1997.

Shareholder Rights Plan In June 1998, the Company's Board of Directors approved a Shareholders' Rights Plan. This plan is intended to protect shareholders' rights in the event of an unsolicited takeover attempt. It is not intended to prevent a takeover of the Company on terms that are favorable and fair to all shareholders and will not interfere with a merger approved by the Board of Directors. Each right entitles shareholders to buy a "unit" equal to one thirty-thousandth of a new share of Series A Preferred Stock of the Company. The rights will be exercisable only if a person or a group acquires or announces a tender or exchange offer to acquire 15% or more of the Company's common stock.

In the event the rights become exercisable, the rights plan allows for Cisco shareholders to acquire, at an exercise price of $216 per right owned, stock of the surviving corporation having a market value of $433, whether or not Cisco is the surviving corporation. The dividend was distributed to shareholders of record in June 1998. The rights, which expire June 2008, are redeemable for $0.00033 per right at the approval of the Company's Board of Directors.

Preferred Stock Under the terms of the Company's Articles of Incorporation, the Board of Directors may determine the rights, preferences, and terms of the Company's authorized but unissued shares of preferred stock.

Comprehensive Income

The Company has adopted SFAS No. 130, "Reporting Comprehensive Income", as of the first quarter of fiscal 1999. SFAS No. 130 establishes new rules for the reporting and display of comprehensive income and its components, however, it had no impact on the Company's net income or total shareholders' equity.

    The components of comprehensive income are as follows (in millions):



                                                                                July 31, 1999     July 25, 1998     July 26, 1997
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                                                           $2,096         $ 1,355           $  1,051
Other comprehensive income (loss):
  Change in unrealized gain (loss) on investments, net of tax (provision)
  benefit of ($144), ($17), and $9 in 1999, 1998, and 1997, respectively                234              25                (14)

  Reclassification for unrealized gains previously included in net income, net
  of tax (provision) benefit of ($2) and $57 in 1998 and 1997, respectively                               3                (95)
-----------------------------------------------------------------------------------------------------------------------------------
   Net unrealized gain (loss)                                                           234              28               (109)
-----------------------------------------------------------------------------------------------------------------------------------
   Change in accumulated translation adjustments                                          6             (10)                (5)
-----------------------------------------------------------------------------------------------------------------------------------
     Total comprehensive income                                                      $2,336         $ 1,373           $    937
===================================================================================================================================

9. Employee Benefit Plans

Employee Stock Purchase Plan

The Company has an Employee Stock Purchase Plan ("the Purchase Plan") under which 111 million shares of common stock have been reserved for issuance. Eligible employees may purchase a limited number of shares of the Company's stock at 85% of the market value at certain plan-defined dates.

In November 1997, the shareholders approved an amendment to the Purchase Plan, which, among other changes, increased the maximum number of shares of Common Stock authorized for issuance over the term of the Purchase Plan by 68 million common shares, which is reflected in the number above, and extended the term of the Plan from January 3, 2000, to January 3, 2005. In fiscal 1999, 1998, and 1997, five million, seven million, and six million shares, respectively, were issued under the Purchase Plan. At July 31, 1999, 65 million shares were available for issuance under the Purchase Plan.

Stock Option Plans

The Company has two main stock option plans: the 1987 Stock Option Plan (the "Predecessor Plan") and the 1996 Stock Incentive Plan (the "1996 Plan"). All outstanding options under the Predecessor Plan were transferred to the 1996 Plan. However, all outstanding options under the Predecessor Plan continue to be governed by the terms and conditions of the existing option agreements for those grants. The maximum number of shares under the 1996 Plan was initially limited to the 310 million shares transferred from the Predecessor Plan. However, under the terms of the 1996 Plan, the share reserve increases each December for the three fiscal years beginning with fiscal 1997, by an amount equal to 4.75% of the outstanding shares on the last trading day of the immediately preceding November. In fiscal year 1999, the Company's shareholders approved the extension of the automatic share increase provision of the 1996 plan for an additional three-year period. Although the Board has the authority to set other terms, the options are generally 25% exercisable one year from the date of grant and then ratably over the following 36 months. Options issued under the Predecessor Plan generally had terms of five years. New options granted under the 1996 Plan expire no later than nine years from the grant date.

    A summary of option activity follows (in millions, except per-share amounts):

                                                                      Options Outstanding
                                              Options Available                Weighted Average
                                                 for Grant       Options         Exercise Price
---------------------------------------------------------------------------------------------------------------
Balances, July 28, 1996                               76           312          $    5.09

Granted and assumed                                 (192)          192              10.83
Exercised                                                          (79)              2.84
Canceled                                              21           (21)              7.64
Additional shares reserved                           143
---------------------------------------------------------------------------------------------------------------
Balances, July 26, 1997                               48           404               8.13

Granted and assumed                                 (129)          129              21.72
Exercised                                                          (76)              5.31
Canceled                                              22           (22)              9.87
Additional shares reserved                           147

---------------------------------------------------------------------------------------------------------------
Balances, July 25, 1998                               88           435              12.56

Granted and assumed                                 (107)          107              49.58
Exercised                                                          (93)              6.85
Canceled                                              10           (10)             24.66
Additional shares reserved                           165
---------------------------------------------------------------------------------------------------------------
Balances, July 31, 1999                              156           439          $   22.52
===============================================================================================================

    The Company has, in connection with the acquisition of various companies, assumed the stock option plans of each acquired company. A total of 30 million shares of the Company's common stock have been reserved for issuance under the assumed plans, and the related options are included in the preceding table.

    The following tables summarize information concerning outstanding and exercisable options at July 31, 1999 (in millions, except number of years and per-share amounts):

                                      Options Outstanding                                      Options Exercisable
                                       Weighted Average        Weighted Average                             Weighted Average
   Range of              Number       Remaining Contractual     Exercise Price              Number           Exercise Price
Exercise Prices        Outstanding      Life (in Years)            per Share              Exercisable          per Share
------------------------------------------------------------------------------------------------------------------------------
$ 0.01 -  9.00             76                  4.2                  $ 5.34                   66                 $ 5.54
  9.01 - 11.11             89                  6.4                   10.59                   52                  10.63
 11.12 - 18.08             78                  6.5                   13.87                   40                  13.57
 18.09 - 24.54             79                  7.6                   23.74                   22                  23.64
 24.55 - 68.25            117                  8.4                   47.69                    5                  29.12
------------------------------------------------------------------------------------------------------------------------------
Total                     439                  6.8                  $22.52                  185                 $11.50
==============================================================================================================================

At July 25, 1998, and July 26, 1997, approximately 156 million, and 112 million outstanding options, respectively, were exercisable. The weighted average exercise prices for options were $7.27 and $4.59 at July 25, 1998, and

July 26, 1997, respectively.

     SFAS No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123"), requires the Company to disclose pro forma information regarding option grants made to its employees. SFAS 123 specifies certain valuation techniques that produce estimated compensation charges that are included in the pro forma results below. These amounts have not been reflected in the Company's Statement of Operations, because APB 25, "Accounting for Stock Issued to Employees," specifies that no compensation charge arises when the price of the employees' stock options equal the market value of the underlying stock at the grant date, as in the case of options granted to the Company's employees.

    SFAS 123 pro forma numbers are as follows (in millions, except per-share amounts and percentages):

                                                                          1999             1998            1997
--------------------------------------------------------------------------------------------------------------------
Net income--as reported under APB 25                                     $2,096           $1,355          $1,051
Net income--pro forma under SFAS 123                                     $1,598           $1,108          $  899
Basic net income per common share--as reported under APB 25              $ 0.65           $ 0.44          $ 0.35
Diluted net income per common share--as reported under APB 25            $ 0.62           $ 0.42          $ 0.34
Basic net income per common share--pro forma under SFAS 123              $ 0.50           $ 0.36          $ 0.30
Diluted net income per common share--pro forma under SFAS 123            $ 0.47           $ 0.35          $ 0.29

Under SFAS 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

                                           Employee Stock Options      Employee Stock Purchase Plan
                                            1999   1998   1997            1999   1998   1997
---------------------------------------------------------------------------------------------------------------
Expected dividend yield                      0.0%   0.0%   0.0%           0.0%    0.0%   0.0%
Risk-free interest rate                      5.1%   5.7%   6.4%           4.9%    5.4%   5.3%
Expected volatility                         40.2%  35.6%  32.8%          47.2%   44.8%  44.4%
Expected life (in years)                     3.1    3.1    3.1            0.5     0.5    0.5

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion the existing models do not necessarily provide a reliable single measure of the fair value of the Company's options. The weighted average estimated fair values of employee stock options granted during fiscal 1999, 1998, and 1997 were $16.79, $7.14, and $3.47 per share, respectively.

    The above pro forma disclosures are also not likely to be representative of the effects on net income and net income per common share in future years, because they do not take into consideration pro forma compensation expense related to grants made prior to the Company's fiscal year 1996.

Employee 401(k) Plans

The Company has adopted a plan known as the Cisco Systems, Inc. 401(k) Plan ("the Plan") to provide retirement and incidental benefits for its employees. As allowed under Section 401(k) of the Internal Revenue Code, the Plan provides tax-deferred salary deductions for eligible employees. The Company also has other 401(k) plans which it administers. These plans arose from acquisitions of other companies and are not material to the Company on either an individual or aggregate basis.

    Employees may contribute from 1% to 15% of their annual compensation to the Plan, limited to a maximum annual amount as set periodically by the Internal Revenue Service. The Company matches employee contributions dollar for dollar up to a maximum of $1,500 per year per person. All matching contributions vest immediately. In addition, the Plan provides for discretionary contributions as determined by the Board of Directors. Such contributions to the Plan are allocated among eligible participants in the proportion of their salaries to the total salaries of all participants. Company matching contributions to the Plan totaled $20 million in 1999, $15 million in 1998, and $13 million in 1997. No discretionary contributions were made in 1999, 1998, or 1997.

10. Income Taxes

The provision (benefit) for income taxes consists of (in millions):

                                                     1999                  1998                  1997
--------------------------------------------------------------------------------------------------------------------
Federal:
  Current                                         $ 1,164                 $ 855                 $ 845
  Deferred                                           (184)                  (39)                 (172)
--------------------------------------------------------------------------------------------------------------------
                                                      980                   816                   673
====================================================================================================================
State:
  Current                                             112                    87                   153
  Deferred                                            (21)                   (7)                  (15)
--------------------------------------------------------------------------------------------------------------------
                                                       91                    80                   138
====================================================================================================================
Foreign:
  Current                                             151                    74                    28
  Deferred                                             (2)                  (14)                    1
--------------------------------------------------------------------------------------------------------------------
                                                      149                    60                    29
--------------------------------------------------------------------------------------------------------------------
    Total provision for income taxes              $ 1,220                 $ 956                 $ 840
====================================================================================================================

The Company paid income taxes of $301 million, $440 million, and $659 million, in fiscal 1999, 1998, and 1997, respectively.

    Income (loss) before provision for income taxes consisted of:

                                                        1999          1998           1997
---------------------------------------------------------------------------------------------------------------
U.S.                                                    $2,205         1,990          2,011
International                                            1,111           321           (120)
---------------------------------------------------------------------------------------------------------------
                                                        $3,316        $2,311         $1,891
===============================================================================================================

The items accounting for the difference between income taxes computed at the federal statutory rate and the provision for income taxes follow:

                                                         1999          1998          1997
---------------------------------------------------------------------------------------------------------------
Federal statutory rate                                   35.0%         35.0%         35.0%
Effect of:
  State taxes, net of federal benefits                    2.2           2.2           4.5
  Foreign sales corporation                              (1.6)         (2.4)         (3.3)
  Foreign income at other than U.S. rates                (1.0)
  Nondeductible purchased R&D                             3.8           6.4           7.1
  Tax-exempt interest                                    (1.9)         (1.6)         (1.0)
  Tax credits                                            (1.2)         (1.4)         (1.3)
  Other, net                                              1.5           3.2           3.4
---------------------------------------------------------------------------------------------------------------
                                                         36.8%         41.4%         44.4%
===============================================================================================================

U.S. income taxes and foreign withholding taxes were not provided for on a cumulative total of approximately $133 million of undistributed earnings for certain non-U.S. subsidiaries. The Company intends to reinvest these earnings indefinitely in operations outside the United States. The components of the deferred income tax assets (liabilities) follow (in millions):

                                                                  July 31, 1999             July 25 1998
---------------------------------------------------------------------------------------------------------------
Assets

Allowance for doubtful accounts and returns                             $225                     $134
Other nondeductible accruals                                             200                      131
Purchased research and development                                        75                       92
Inventory allowances and capitalization                                   57                       68
Depreciation                                                              56                       24
Accrued state franchise tax                                               32                       28
---------------------------------------------------------------------------------------------------------------
  Total deferred tax assets                                              645                      477
===============================================================================================================

Liabilities

Deferred revenue                                                          (5)                     (26)
Unrealized gain on investments                                          (192)                     (48)
---------------------------------------------------------------------------------------------------------------
  Total deferred tax liabilities                                        (197)                     (74)
===============================================================================================================
                                                                        $448                     $403

The noncurrent portion of the deferred income tax (liabilities)/assets, which totaled ($89) million at July 31, 1999, and $58 million at July 25, 1998, is included in other assets.

    The Company's income taxes payable for federal, state, and foreign purposes have been reduced by the tax benefits of disqualifying dispositions of stock options. The Company receives an income tax benefit calculated as the difference between the market value of the stock issued at the time of exercise and the option price, tax effected.

11. Segment Information and Major Customers

The Company's operations involve the design, development, manufacture, marketing, and technical support of networking products and services. The Company offers end-to-end networking solutions for its customers. Cisco products include routers, LAN and ATM switches, dialup access servers, and network management software. These products, integrated by the Cisco IOS(R) software, link geographically dispersed LANs, WANs, and IBM networks.

The Company conducts business globally and is managed geographically. The Company's management relies on an internal management accounting system. This system includes sales and standard cost information by geographic theater. Sales are attributed to a theater based on the ordering location of the customer. The Company's management makes financial decisions and allocates resources based on the information it receives from this internal system. Information from this internal management system differs from the amounts reported under generally accepted accounting principles due to certain corporate level adjustments. These corporate level adjustments are primarily sales related reserves, credit memos, and returns. Based on the criteria set forth in SFAS No. 131, the Company has four reportable segments: the Americas, EMEA, Asia/Pacific, and Japan.

Summarized financial information by segment for 1999, 1998, and 1997, as taken from the internal management information system discussed above, is as follows (in millions):

                                        1999       1998         1997
---------------------------------------------------------------------------------------------------------------
Net sales:
    Americas                         $  8,069     $ 5,731     $ 3,968
    EMEA                                3,216       2,114       1,551
    Asia/Pacific                          825         535         453
    Japan                                 566         459         587
    Corporate adjustments                (522)       (351)       (107)
---------------------------------------------------------------------------------------------------------------
      Total                          $ 12,154     $ 8,488     $ 6,452
===============================================================================================================
 Standard margin(1):
   Americas                          $  5,836     $ 4,260
   EMEA                                 2,380       1,565
   Asia/Pacific                           586         395
   Japan                                  436         340
   Corporate adjustments               (1,324)       (996)
---------------------------------------------------------------------------------------------------------------
     Total                           $  7,914     $ 5,564
===============================================================================================================


(1)Standard margin by theater was not tracked by the Company prior to fiscal year 1998.

The standard margins above differ from the amounts recognized under generally accepted accounting principles because the Company does not allocate certain production overhead, manufacturing variances, and other production related costs to the theaters.

Enterprise-wide information is provided in accordance with SFAS 131. Geographic sales information is based on the ordering location of the customer. Property and equipment information is based on the physical location of the assets. The following is net sales and property and equipment information for geographic areas (in millions):

                                           1999                     1998                    1997
---------------------------------------------------------------------------------------------------------------
Net sales:
  U.S                                    $  7,435                 $ 5,231                 $ 3,615
  All other countries                       5,241                   3,608                   2,944
Corporate adjustments                        (522)                   (351)                   (107)
---------------------------------------------------------------------------------------------------------------
    Total                                $ 12,154                 $ 8,488                 $ 6,452
---------------------------------------------------------------------------------------------------------------
Property and equipment, net:
  U.S                                    $    687                 $   527                 $   412
  All other countries                         114                      72                      56
---------------------------------------------------------------------------------------------------------------
    Total                                $    801                 $   599                 $   468
---------------------------------------------------------------------------------------------------------------

In 1999, 1998, and 1997 no single customer accounted for 10% or more of the Company's net sales.

12. Net Income per Common Share

The following table presents the calculation of basic and diluted net income per common share as required under SFAS 128 (in millions, except per-share amounts):

                                                          1999          1998         1997
---------------------------------------------------------------------------------------------------------------
Net income                                               $2,096        $1,355       $1,051
===============================================================================================================
Weighted average shares--basic                            3,213         3,094        2,990
Effect of dilutive securities: employee stock options       185           151          138
---------------------------------------------------------------------------------------------------------------
Weighted average shares--diluted                          3,398         3,245        3,128
===============================================================================================================
Net income per common share--basic                       $ 0.65        $ 0.44       $ 0.35
Net income per common share--diluted                     $ 0.62        $ 0.42       $ 0.34
===============================================================================================================

To the Board of Directors and
Shareholders of Cisco Systems, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Cisco Systems, Inc. and its subsidiaries at July 31, 1999 and July 25, 1998, and the results of their operations and their cash flows for each of the three years in the period ended July 31, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP
San Jose, California

August 10, 1999

Supplementary Financial Data (unaudited)
(in millions, except purchase amounts)

                                    July 31,      May 1,   Jan. 23,    Oct. 24      July 25,     April 25,    Jan. 24,    Oct. 25,
                                      1999         1999      1999       1998          1998         1998         1998        1997
                                    --------      ------   --------    -------      -------      ---------    --------    --------
Net sales                           $3,548       $3,165    $2,844       $2,597       $2,400       $2,192       $2,022    $1,874
Gross margin                         2,297        2,060     1,857        1,700        1,579        1,440        1,324     1,221
Operating income                       894          880       483          727          698          275          660       477

Income before provision
    for income taxes                   988          971       564          793          759          328          705       519
Net income                          $  635(1)    $  650    $  293(2)    $  518(3)    $  493(4)    $   67(5)    $  457    $  338(6)
Net income per common
    share--basic*                   $  .19(1)    $  .20    $  .09(2)    $  .16(3)    $  .16(4)    $  .02(5)    $  .15       .11(6)

Net income per common
    share--diluted*                 $  .18(1)    $  .19    $  .09(2)    $  .16(3)    $  .15(4)    $  .02(5)    $  .14 $     .11(6)

* Reflects the 2-for-1 stock split effective June 1999 and the 3-for-2 stock split effective September 1998.

(1) Net income and net income per share include purchased research and development expenses of $81 million. Pro forma net income and net income per share, excluding this nonrecurring item net of tax, would have been $727 million and $0.21, respectively.

(2) Net income and net income per share include purchased research and development expenses of $349 million. Pro forma net income and net income per share, excluding this nonrecurring item net of tax, would have been $611 million and $0.18, respectively.

(3) Net income and net income per share include purchased research and development expenses of $41 million. Pro forma net income and net income per share, excluding this nonrecurring item net of tax, would have been $560 million and $0.17, respectively.

(4) Net income and net income per share include purchased research and development expenses of $48 million. Pro forma net income and net income per share, excluding this nonrecurring item net of tax, would have been $525 million and $0.16, respectively.

(5) Net income and net income per share include purchased research and development expenses of $419 million. Pro forma net income and net income per share, excluding this nonrecurring item net of tax, would have been $486 million and $0.15, respectively

(6) Net income and net income per share include purchased research and development expenses of $127 million and realized gains on the sale of a minority stock investment of $5 million. Pro forma net income and diluted net income per share, excluding these nonrecurring items net of tax, would have been $417 million and $0.13, respectively.

Stock Market Information

Cisco Systems' common stock (NASDAQ symbol CSCO) is traded on the NASDAQ National Market. The following table sets forth the range of high and low closing prices for each period indicated, adjusted to reflect the two-for-one split effective June 1999 and three-for-two splits effective September 1998 and December 1997:

                            1999                      1998                      1997
---------------------------------------------------------------------------------------------------------------
                       High      Low             High      Low             High      Low
---------------------------------------------------------------------------------------------------------------
    First quarter      $34.65  $21.94           $18.74   $15.50           $14.89    $11.11
    Second quarter      53.34   30.37            20.10    16.19            16.64     12.81
    Third quarter       59.37   47.56            24.62    18.87            15.50     10.31
    Fourth quarter      67.06   52.18            34.40    23.48            17.86     10.33
---------------------------------------------------------------------------------------------------------------

The Company has never paid cash dividends on the common stock and has no present plans to do so. There were approximately 29,600 shareholders of record on July 31, 1999.

Directors and Officers

Directors
Carol A. Bartz (3)
Chairman and Chief Executive Officer
Autodesk, Inc.

John T. Chambers (1) (4) (5) (6) (8)
President and Chief Executive Officer
Cisco Systems, Inc.

Mary A. Cirillo (3) (7)
Chief Executive Officer, Global Institutional Services
Divisional Board Member, Global Technology and Services
Deutsche Bank

James F. Gibbons, Ph.D. (2) (4)
Reid Weaver Dennis Professor of Electrical Engineering and Special Consul for Industrial Relations
Stanford University

Edward R. Kozel (7) (8)
Senior Vice President, Corporate Development
Cisco Systems, Inc.

James C. Morgan (2)
Chairman and Chief Executive Officer
Applied Materials, Inc.

John P. Morgridge (1) (5) (6) (7)
Chairman of the Board
Cisco Systems, Inc.

Robert L. Puette (2) (3) (4) (5)
President and Chief Executive Officer
Centigram Communications Corp.

Arun Sarin
Chief Executive Officer, USA/Asia Pacific Region
Vodafone AirTouch, Plc

Masayoshi Son
President and Chief Executive Officer
SOFTBANK Corp.

Donald T. Valentine (1) (5) (7)
General Partner
Sequoia Capital

Steven M. West (3)
President and Chief Executive Officer
Entera, Inc.

(1)     Member of the Executive Committee

(2)     Member of the Compensation/Stock Option Committee

(3)     Member of the Audit Committee

(4)     Member of the Nomination Committee

(5)     Member of the Acquisition Committee

(6)     Member of the Special Stock Option Committee

(7)     Member of the Investment Committee

(8)     Member of the Special Acquisition Committee


Officers
Larry R. Carter
Senior Vice President, Finance and Administration
Chief Financial Officer and Secretary

John T. Chambers
President and Chief Executive Officer

Gary J. Daichendt
Executive Vice President
Worldwide Operations

Judith Estrin
Senior Vice President, Business Development
Chief Technology Officer

Charles H. Giancarlo
Senior Vice President
Small/Medium Business Line of Business

Edward R. Kozel
Senior Vice President, Corporate Development

Donald J. Listwin
Executive Vice President
Service Provider and Consumer Lines of Business
Corporate Marketing

Mario Mazzola
Senior Vice President
Enterprise Line of Business

Carl Redfield
Senior Vice President
Manufacturing and Worldwide Logistics
Other Senior Vice Presidents

Douglas C. Allred
Senior Vice President, Customer Advocacy

Barbara Beck
Senior Vice President, Human Resources

Howard S. Charney
Senior Vice President, Office of the President

William G. Conlon
Senior Vice President
Customer Advocacy Global Support Operations

Richard J. Justice
Senior Vice President, Americas

Kevin J. Kennedy
Senior Vice President
Service Provider Line of Business

Clifford B. Meltzer
Senior Vice President/General Manager
Cisco IOS Technologies Division

William R. Nuti
Senior Vice President, EMEA Operations

James Richardson
Senior Vice President

Daniel Scheinman
Senior Vice President, Legal and Government Affairs

Peter Solvik
Senior Vice President, Chief Information Officer

John Thibault
Senior Vice President
Applications Technology Group

Michelangelo Volpi
Senior Vice President
Business Development and Global Alliances

F. Selby Wellman
Senior Vice President/General Manager
InterWorks Business Unit

Shareholder Information
Online Annual Report
We invite you to visit our online interactive annual report at www.cisco.com/annualreport/1999/. In this version you will find our shareholders' letter in multiple languages, a financial section, and additional company and product information. This Web-based report complements our printed report, giving you a comprehensive understanding of Cisco Systems.