Form 10-K, Exhibit 13
period 2001-07-28
CISCO SYSTEMS INC
filed 2001-09-24
CIK 858877

                                                                      EXHIBIT 13

SELECTED FINANCIAL DATA
Five Years Ended July 28, 2001 (In millions, except per-share amounts)

                                              July 28, 2001  July 29, 2000  July 31, 1999  July 25, 1998  July 26, 1997
=======================================================================================================================
Net sales                                       $22,293         $18,928        $12,173        $ 8,489        $ 6,452
Net income (loss)(1)                            $(1,014)        $ 2,668        $ 2,023        $ 1,331        $ 1,047
Net income (loss) per share--basic              $ (0.14)        $  0.39        $  0.30        $  0.21        $  0.17
Net income (loss) per share--diluted(1)(2)      $ (0.14)        $  0.36        $  0.29        $  0.20        $  0.17
Shares used in per-share
  calculation--basic                              7,196           6,917          6,646          6,312          6,007
Shares used in per-share
  calculation--diluted(2)                         7,196           7,438          7,062          6,658          6,287
Total assets                                    $35,238         $32,870        $14,893        $ 9,043        $ 5,504

Note 1: Cisco provides pro forma net income and pro forma net income per share data as an alternative for understanding its operating results. These measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from pro forma measures used by other companies. Pro forma net income and pro forma net income per share--diluted are calculated as follows:

                                              July 28, 2001  July 29, 2000  July 31, 1999  July 25, 1998  July 26, 1997
=======================================================================================================================
Net income (loss)                                $(1,014)       $ 2,668        $ 2,023        $ 1,331        $ 1,047
In-process research and development                  855          1,373            471            594            508
Payroll tax on stock option exercises(3)              55             51             --             --             --
Acquisition-related costs                             --             62             16             --             --
Amortization of deferred stock-based
  compensation(4)                                    155             --             --             --             --
Amortization of goodwill and
  purchased intangible assets                      1,055            291             61             23             11
Net gains realized on
  minority investments                              (190)          (531)            --             (5)          (152)
Restructuring costs and other
  special charges                                  1,170             --             --             --             --
Excess inventory charge                            2,249             --             --             --             --
Excess inventory benefit                            (187)            --             --             --             --
Income tax effect                                 (1,062)            --            (54)           (67)             7
-----------------------------------------------------------------------------------------------------------------------
  Pro forma net income                           $ 3,086        $ 3,914        $ 2,517        $ 1,876        $ 1,421
-----------------------------------------------------------------------------------------------------------------------
  Pro forma net income
    per share--diluted(2)                        $  0.41        $  0.53        $  0.36        $  0.28        $  0.23
-----------------------------------------------------------------------------------------------------------------------
  Shares used in per-share
    calculation--diluted(2)                        7,544          7,438          7,062          6,658          6,287
-----------------------------------------------------------------------------------------------------------------------


Note 2: Diluted net income per share is computed using the weighted-average number of common shares and dilutive potential common shares outstanding during the period. Diluted net loss per share is computed using the weighted-average number of common shares and excludes dilutive potential common shares, as their effect is antidilutive. The dilutive potential common shares which were antidilutive for fiscal 2001 amounted to 348 million shares.

Note 3: Payroll tax on stock option exercises of $55 million for fiscal 2001 was allocated to research and development ($21 million), sales and marketing ($30 million), and general and administrative ($4 million) expenses in the Consolidated Statements of Operations. Payroll tax on stock option exercises of $51 million for fiscal 2000 was allocated to research and development ($19 million), sales and marketing ($29 million), and general and administrative ($3 million) expenses in the Consolidated Statements of Operations.

Note 4: Amortization of deferred stock-based compensation of $155 million was allocated to research and development ($123 million), sales and marketing ($26 million), and general and administrative ($6 million) expenses in the Consolidated Statements of Operations.


                                      CISCO SYSTEMS, INC. 2001 Annual Report  13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Report, including, without limitation, statements containing the words "believes," "anticipates," "estimates," "expects," "projections," and words of similar import, constitute "forward-looking statements." You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including risks faced by us described in the Risk Factors sections, among others, included in the documents we file with the Securities and Exchange Commission ("SEC"), including our most recent reports on Form 10-K, Form 8-K, and Form 10-Q, and amendments thereto.

COMPARISON OF FISCAL 2001 AND 2000

The net sales and gross margin for fiscal 2001 and 2000 were as follows (in millions, except percentages):

                              NET SALES                          GROSS MARGIN
                    ----------------------------         ----------------------------
Years Ended         July 28, 2001  July 29, 2000         July 28, 2001  July 29, 2000
=====================================================================================
Product                $19,559        $17,002               47.9%          64.9%
Service                  2,734          1,926               62.6%          59.7%
-------------------------------------------------------------------------------------
  Total                $22,293        $18,928               49.7%          64.4%
-------------------------------------------------------------------------------------

Net product revenue in fiscal 2001 increased by 15.0% from fiscal 2000. The increase in net product revenue was primarily a result of increased unit sales of router and switch products; growth in the sales of add-on boards that provide increased functionality; and optical transport products (see Note 13 to the Consolidated Financial Statements).

    Product gross margin in fiscal 2001 decreased to 47.9% from 64.9% in fiscal 2000 primarily due to an additional excess inventory charge as discussed below. The decrease in product gross margin was also due to lower shipment volumes and related manufacturing overhead; shifts in product mix; higher production-related costs; and the pricing pressure seen from competitors in certain product areas. We recorded a provision for inventory, including purchase commitments, totaling $2.77 billion in fiscal 2001, which included an additional excess inventory charge. The excess inventory charge recorded in the third quarter of fiscal 2001 was $2.25 billion. This excess inventory charge was subsequently reduced in the fourth quarter of fiscal 2001 by a $187 million benefit primarily related to lower settlement charges for purchase commitments. As of July 28, 2001, $572 million of the excess inventory reserve has been used. The provision for inventory in fiscal 2000 was $339 million. The following is a summary of the usage and the remaining excess inventory reserve as of July 28, 2001 (in millions):

                                                   Excess Inventory  Excess Inventory
                                                        Reserve           Benefit
===================================================================  ================
Additional excess inventory charge                     $2,249            $   --
Usage:
  Inventory scrapped                                     (105)               --
  Sale of inventory                                       (89)                9
  Inventory utilized                                      (49)               49
  Settlement of purchase commitments                     (329)              129
-------------------------------------------------------------------  ----------------
                                                         (572)           $  187
-------------------------------------------------------------------  ----------------
Remaining reserve balance as of July 28, 2001          $1,677
-------------------------------------------------------------------

Inventory purchases and commitments are based upon future demand forecasts. To mitigate the component supply constraints that have existed in the past, we built inventory levels for certain components with long lead times and entered into commitments for certain components. Due to a sudden and significant decrease in demand for our products, inventory levels exceeded our estimated requirements based on demand forecasts. This additional excess inventory charge was calculated in accordance with our accounting policy. We do not currently anticipate the excess inventory subject to this provision will be used at a later date based on our current demand forecast.


14  CISCO SYSTEMS, INC. 2001 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    Net service revenue in fiscal 2001 increased by 42.0% from fiscal 2000. Service revenue is generally deferred and, in most cases, recognized ratably over the service period obligations, which are typically one to three years. The increase in net service revenue was primarily related to an increase in product sales and installed base of equipment needing maintenance support. The increase in service gross margin was primarily due to increased cost efficiencies in our technical assistance centers.

    We manage our business based on four geographic theaters: the Americas; Europe, the Middle East, and Africa ("EMEA"); Asia Pacific; and Japan. Financial information by theater for fiscal 2001 and 2000 is summarized in the following table (in millions, except percentages):

                                             AMOUNTS               PERCENTAGE OF NET SALES
                                   ----------------------------  ----------------------------
Years Ended                        July 28, 2001  July 29, 2000  July 28, 2001  July 29, 2000
=============================================================================================
Net sales:
  Americas                         $ 15,130       $ 12,924           67.9%          68.3%
  EMEA                                6,288          4,770           28.2%          25.2%
  Asia Pacific                        2,384          1,705           10.7%           9.0%
  Japan                               1,540            935            6.9%           4.9%
  Sales adjustments                  (3,049)        (1,406)         (13.7%)         (7.4%)
---------------------------------------------------------------------------------------------
    Total                          $ 22,293       $ 18,928          100.0%         100.0%
---------------------------------------------------------------------------------------------

The following table shows the standard margins for each theater and the total gross margin (in millions, except percentages):

                                              AMOUNTS                   STANDARD MARGIN
                                   ----------------------------  ----------------------------
Years Ended                        July 28, 2001  July 29, 2000  July 28, 2001  July 29, 2000
=============================================================================================
Gross margin:
  Americas                         $ 11,040       $  9,412            73.0%          72.8%
  EMEA                                4,737          3,581            75.3%          75.1%
  Asia Pacific                        1,665          1,215            69.8%          71.3%
  Japan                               1,199            737            77.9%          78.8%
---------------------------------------------------------------
    Standard margin                  18,641         14,945
  Sales adjustments                  (3,049)        (1,406)
  Cost of sales adjustments             581            512
  Production overhead                  (615)          (455)
  Manufacturing variances and
    other related costs              (4,486)        (1,414)
---------------------------------------------------------------
    Total                          $ 11,072       $ 12,182
---------------------------------------------------------------

The net sales and standard margins by geographic theater differ from the amounts recognized under generally accepted accounting principles because we do not allocate certain sales adjustments, cost of sales adjustments, production overhead, and manufacturing variances and other related costs to the theaters. Sales adjustments primarily relate to reserves for leases and structured loans, deferred revenue, two-tier distribution, and other timing differences.

    Standard margins remained relatively constant for all geographic theaters as compared with fiscal 2000. Standard margins vary due to a number of reasons including, but not limited to, shifts in product mix, sales discounts, and sales channels.

    We expect gross margin may be adversely affected by increases in material or labor costs, higher inventory balances, obsolescence charges, loss of cost savings, price competition, and changes in channels of distribution or in the mix of products sold, in particular, optical and access products. If product or related warranty costs associated with our products are greater than we have experienced, gross margin may also be adversely affected. Our gross margin may also be adversely affected by geographic mix, as well as the mix of configurations within each product group. We continue to expand into third-party or indirect-distribution channels, which generally results in a lower gross margin. These distribution channels are generally given privileges to return inventory. In addition, increasing third-party and indirect-distribution channels generally results in greater difficulty in forecasting the mix of our product, and to a certain degree, the timing of orders from our customers.


                                      CISCO SYSTEMS, INC. 2001 Annual Report  15

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    Research and development ("R&D"), sales and marketing, and general and administrative ("G&A") expenses are summarized in the following table (in millions, except percentages):

                                              AMOUNTS               PERCENTAGE OF NET SALES
                                   ----------------------------  ----------------------------
Years Ended                        July 28, 2001  July 29, 2000  July 28, 2001  July 29, 2000
=============================================================================================
Research and development               $3,922         $2,704         17.6%          14.3%
Sales and marketing                    $5,296         $3,946         23.8%          20.8%
General and administrative             $  778         $  633          3.5%           3.3%

R&D, sales and marketing, and G&A expenses as a percentage of net sales for fiscal 2001 have increased compared with the prior fiscal year primarily due to the decline in net sales during the second half of fiscal 2001.

    R&D expenses in fiscal 2001 increased by 45.0% from fiscal 2000. The increase reflected R&D efforts in a wide variety of areas such as data, voice, and video over IP; wireless access; dial access; enterprise switching; optical transport; storage networking; content networking; security; network management; advanced routing and switching technologies; digital subscriber line ("DSL") technologies; cable; and other broadband technologies, among others. A significant portion of the increase was due to the addition of new personnel, partly through acquisitions, as well as higher expenditures on prototypes and depreciation on additional lab equipment. We also continued to purchase technology in order to bring a broad range of products to the market in a timely fashion. If we believe that we are unable to enter a particular market in a timely manner with internally developed products, we may license technology from other businesses or acquire businesses as an alternative to internal R&D. All of our R&D costs have been expensed as incurred.

    Sales and marketing expenses in fiscal 2001 increased by 34.2% from fiscal 2000. The increase in sales and marketing expenses was principally due to an increase in the size of our direct sales force and related commissions, additional marketing and advertising investments associated with existing and new product introductions, the expansion of distribution channels and markets, and general corporate branding. The increase also reflected our efforts to invest in certain key areas, such as expansion of our end-to-end networking strategy and service provider coverage, in order to be positioned to take advantage of future market opportunities.

    G&A expenses in fiscal 2001 increased by 22.9% from fiscal 2000. The increase in G&A expenses was primarily related to the addition of new personnel and investments in infrastructure.

    Amortization of goodwill and purchased intangible assets included in operating expenses was $1.05 billion in fiscal 2001, compared with $291 million in fiscal 2000. Amortization of goodwill and purchased intangible assets primarily relates to various purchase acquisitions (see Note 3 and Note 5 to the Consolidated Financial Statements). In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 142 requires goodwill to be tested for impairment under certain circumstances, and written off when impaired, rather than being amortized as previous standards required. We are currently assessing the impact of SFAS 142 on our operating results and financial condition. We expect the amortization of identifiable purchased intangible assets to increase if we continue to acquire companies and technologies.

    The amount expensed to in-process research and development ("in-process R&D") arose from the purchase acquisitions (see Note 3 to the Consolidated Financial Statements). The fair values of the existing purchased technology and patents, as well as the technology currently under development, were determined using the income approach, which discounts expected future cash flows to present value. The discount rates used in the present value calculations were typically derived from a weighted-average cost of capital analysis and venture capital surveys, adjusted upward to reflect additional risks inherent in the development life cycle. We consider the pricing model for products related to these acquisitions to be standard within the high-technology communications equipment industry. However, we do not expect to achieve a material amount of expense reductions or synergies as a result of integrating the acquired in-process technology. Therefore, the valuation assumptions do not include significant anticipated cost savings.

    The development of these technologies remains a significant risk due to the remaining effort to achieve technical viability, rapidly changing customer markets, uncertain standards for new products, and significant competitive threats from numerous companies. The nature of the efforts to develop these technologies into commercially viable products consists principally of planning, designing, experimenting, and testing activities necessary to determine that the technologies can meet market expectations, including functionality and technical requirements. Failure to bring these products to market in a timely manner could result in a loss of market share or a lost opportunity to capitalize on emerging markets and could have a material adverse impact on our business and operating results.


16  CISCO SYSTEMS, INC. 2001 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following table summarizes the key assumptions underlying the valuations for our significant purchase acquisitions completed in fiscal 2001 and 2000 (in millions, except percentages):

                                                     Estimated Cost to         Risk-Adjusted
                                                  Complete Technology at     Discount Rate for
Acquired Company                                    Time of Acquisition       In-Process R&D
==============================================================================================
FISCAL 2001
IPmobile, Inc.                                              $15                    42.5%
NuSpeed, Inc.                                               $ 6                    40.0%
IPCell Technologies, Inc.                                   $10                    30.0%
PixStream Incorporated                                      $ 2                    35.0%
Active Voice Corporation                                    $ 5                    40.0%
Radiata, Inc.                                               $ 3                    30.0%
----------------------------------------------------------------------------------------------
FISCAL 2000
Monterey Networks, Inc.                                     $ 4                    30.0%
The optical systems business of Pirelli S.p.A.              $ 5                    20.0%
Aironet Wireless Communications, Inc.                       $ 3                    23.5%
Atlantech Technologies                                      $ 6                    37.5%
JetCell, Inc.                                               $ 7                    30.5%
PentaCom, Ltd.                                              $13                    30.0%
Qeyton Systems                                              $ 6                    35.0%

Regarding our purchase acquisitions completed in fiscal 2001 and 2000, actual results to date have been consistent, in all material respects, with our assumptions at the time of the acquisitions except for certain purchase acquisitions where goodwill and purchased intangible assets have been impaired as discussed in the section relating to restructuring costs and other special charges. The assumptions primarily consist of an expected completion date for the in-process projects, estimated costs to complete the projects, and revenue and expense projections assuming the products have entered the market. Failure to achieve the expected levels of revenue and net income from these products will negatively impact the return on investment expected at the time that the acquisitions were completed and may result in impairment charges.

    Net gains realized on minority investments were $190 million in fiscal 2001, compared with $531 million in fiscal 2000. The decrease was primarily due to the market price volatility of our publicly traded equity investments.

    Interest and other income, net, was $940 million in fiscal 2001, compared with $577 million in fiscal 2000. The increase was primarily due to interest income related to the general increase in cash and investments generated from our operations.

    For fiscal 2001, the effective tax rate was (16.0%). The effective tax rate differs from the statutory rate primarily due to the impact of nondeductible in-process R&D, acquisition-related costs, research and experimentation tax credits, and the tax impact of foreign operations. Our future effective tax rates could be adversely affected if earnings are lower than anticipated in countries where we have lower effective rates or by unfavorable changes in tax laws and regulations.

RESTRUCTURING COSTS AND OTHER SPECIAL CHARGES AND PROVISION FOR INVENTORY

On April 16, 2001, due to macroeconomic and capital spending issues affecting the networking industry, we announced a restructuring program to prioritize our initiatives around high-growth areas of our business, focus on profit contribution, reduce expenses, and improve efficiency. This restructuring program includes a worldwide workforce reduction, consolidation of excess facilities, and restructuring of certain business functions.

    As a result of the restructuring program and decline in forecasted revenue, we recorded restructuring costs and other special charges of $1.17 billion classified as operating expenses and an additional excess inventory charge classified as cost of sales. The excess inventory charge recorded in the third quarter of fiscal 2001 was $2.25 billion. This excess inventory charge was subsequently reduced in the fourth quarter of fiscal 2001 by a $187 million benefit primarily related to lower settlement charges for purchase commitments. As a result of the restructuring program, we expect pretax savings in operating expenses will be slightly more than $1 billion on an annualized basis.


                                       CISCO SYSTEMS, INC. 2001 Annual Report 17

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following paragraphs provide detailed information relating to the restructuring costs and other special charges and provision for inventory which were recorded in fiscal 2001.

Worldwide Workforce Reduction

In the third quarter of fiscal 2001, we announced a restructuring program to reduce approximately 6,000 regular employees across all business functions, operating units, and geographic regions. The worldwide workforce reduction started in the third quarter of fiscal 2001 and as of July 28, 2001, approximately 4,700 regular employees have been terminated. We recorded a workforce reduction charge of $397 million primarily relating to severance and fringe benefits of which $336 million has been paid or used as of July 28, 2001. In addition, approximately 1,500 regular employees were reduced through normal attrition. The number of temporary and contract workers employed by us was also reduced.

Consolidation of Excess Facilities and Other Special Charges

We recorded a restructuring charge of $484 million relating to consolidation of excess facilities and other special charges. The consolidation of excess facilities included the closure of certain corporate facilities, sales offices, and operational centers related to business activities that have been exited or restructured. We recorded a restructuring charge of $263 million for excess facilities primarily relating to lease terminations and noncancelable lease costs. Property and equipment that was disposed of or removed from operations resulted in a charge of $141 million and primarily consisted of leasehold improvements; computer equipment and related software; production, engineering, and other equipment; and furniture and fixtures. We also recorded other restructuring costs and special charges of $80 million primarily relating to payments to suppliers and vendors to terminate agreements and professional fees incurred in connection with the restructuring activities.

Impairment of Goodwill and Purchased Intangible Assets

Due to the decline in current business conditions, we restructured certain of our businesses and realigned resources to focus on profit contribution, high-growth markets, and core opportunities. Based upon impairment analyses which indicated that the carrying amount of the goodwill and purchased intangible assets will not be fully recovered through estimated undiscounted future operating cash flows, a charge of $289 million was recorded related to the impairment of goodwill and purchased intangible assets, measured as the amount by which the carrying amount exceeded the present value of the estimated future cash flows for goodwill and purchased intangible assets, as follows (in millions):

                                                                                                Amount
Acquired Company                                                                               Impaired
========================================================================================================
Monterey Networks, Inc.                                                                           $108
HyNEX, Ltd.                                                                                         79
Clarity Wireless, Inc. (Broadband Customer Premises Equipment)                                      53
Other                                                                                               49
--------------------------------------------------------------------------------------------------------
  Total                                                                                           $289
--------------------------------------------------------------------------------------------------------

The results of operations relating to these businesses were not material on either an individual or aggregate basis.

A summary of the restructuring costs and other special charges is outlined as follows (in millions):

                                                                                           Restructuring
                                                    Total        Noncash         Cash     Liabilities at
                                                   Charge        Charges       Payments    July 28, 2001
========================================================================================================
Workforce reduction                                $  397         $ (71)         $(265)        $ 61
Consolidation of excess
  facilities and other charges                        484          (141)           (18)         325
Impairment of goodwill and
  purchased intangible assets                         289          (289)            --           --
--------------------------------------------------------------------------------------------------------
  Total                                            $1,170         $(501)         $(283)        $386
--------------------------------------------------------------------------------------------------------

Amounts related to the net lease expense due to the consolidation of facilities will be paid over the respective lease terms through fiscal 2007. We expect to substantially complete implementation of our restructuring program during the first quarter of fiscal 2002.


18  CISCO SYSTEMS, INC. 2001 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Provision for Inventory

We recorded a provision for inventory, including purchase commitments, totaling $2.77 billion in fiscal 2001, which included an additional excess inventory charge as previously discussed.

COMPARISON OF FISCAL 2000 AND 1999

Net product revenue in fiscal 2000 was $17.00 billion, compared with $11.09 billion in fiscal 1999, an increase of 53.3%. The increase in net product revenue was primarily a result of increased unit sales of router, switch, and access products; growth in the sales of add-on boards that provide increased functionality; and optical transport products.

    Net service revenue in fiscal 2000 was $1.93 billion, compared with $1.08 billion in fiscal 1999, an increase of 78.2%. The increase in net service revenue was primarily related to an increase in product sales and installed base of equipment needing maintenance support.

    Gross margin in fiscal 2000 was 64.4%, compared with 65.0% in fiscal 1999. The decrease in the gross margin was primarily due to a continued shift in revenue mix toward our lower-margin products and pricing pressure seen from competitors in certain product areas.

    R&D, sales and marketing, and G&A expenses are summarized in the following table (in millions, except percentages):

                                               AMOUNTS                         PERCENTAGE OF NET SALES
                                  ---------------------------------       ---------------------------------
Years Ended                       July 29, 2000       July 31, 1999       July 29, 2000       July 31, 1999
===========================================================================================================
Research and development             $2,704              $1,663               14.3%               13.7%
Sales and marketing                  $3,946              $2,465               20.8%               20.2%
General and administrative           $  633              $  381                3.3%                3.1%

R&D expenses in fiscal 2000 increased by 62.6% from fiscal 1999. The increase reflected our ongoing R&D efforts in a wide variety of areas. A significant portion of the increase was due to the addition of new personnel, partly through acquisitions, as well as higher expenditures on prototypes and depreciation on additional lab equipment.

    Sales and marketing expenses in fiscal 2000 increased by 60.1% from fiscal 1999. The increase was principally due to an increase in the size of our direct sales force and related commissions, additional marketing and advertising investments associated with the introduction of new products, the expansion of distribution channels, and general corporate branding. The increase also reflected our efforts to invest in certain key areas, such as expansion of our end-to-end networking strategy and service provider coverage.

    G&A expenses in fiscal 2000 increased by 66.1% from fiscal 1999. The increase in G&A expenses was primarily related to the addition of new personnel and investments in infrastructure.

    Amortization of goodwill and purchased intangible assets included in operating expenses was $291 million in fiscal 2000, compared with $61 million in fiscal 1999. Amortization of goodwill and purchased intangible assets increased as we acquired companies and technologies.

    Net gains realized on minority investments were $531 million in fiscal 2000. There were no gains realized on minority investments in fiscal 1999.

    Interest and other income, net, in fiscal 2000 was $577 million, compared with $330 million in fiscal 1999. The increase was primarily due to interest income related to the general increase in cash and investments generated from our operations.

RECENT ACCOUNTING PRONOUNCEMENTS

In July 2001, the FASB issued Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141") and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 requires all business combinations to be accounted for using the purchase method of accounting and is effective for all business combinations initiated after June 30, 2001. SFAS 142 requires goodwill to be tested for impairment under certain circumstances, and written off when impaired, rather than being amortized as previous standards required. SFAS 142 is effective for fiscal years beginning after December 15, 2001. Early application is permitted for entities with fiscal years beginning after March 15, 2001 provided that the first interim period financial statements have not been previously issued. The adoption of SFAS 141 did not have a material effect on our operating results or financial condition. We are currently assessing the impact of SFAS 142 on our operating results and financial condition.


                                      CISCO SYSTEMS, INC. 2001 Annual Report  19

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents and total investments were $18.52 billion at July 28, 2001, a decrease of $1.98 billion from July 29, 2000. The decrease was primarily a result of a decrease in our net unrealized gains on publicly held investments of $5.76 billion and cash used in investing activities, primarily relating to $2.27 billion in capital expenditures and $1.16 billion in purchases of minority investments, offset by cash provided by operating activities of $6.39 billion and financing activities of $1.25 billion.

    Accounts receivable decreased 36.2% during fiscal 2001. Days sales outstanding in receivables decreased to 31 days at July 28, 2001, from 37 days at July 29, 2000. The decrease in accounts receivable and days sales outstanding was primarily due to shipment linearity and process improvements surrounding billings and collections.

    Inventories increased 36.7% during fiscal 2001. Inventory turns were 4.1 for the fourth quarter of fiscal 2001 and 7.8 for the fourth quarter of fiscal 2000. Inventory turns, excluding the excess inventory benefit of $187 million, were
4.6 for the fourth quarter of fiscal 2001. The inventory levels and inventory turns reflected the decrease in demand of products due to certain unfavorable economic conditions, combined with purchases of certain components with long lead times. Inventory management remains an area of focus as we balance the need to maintain strategic inventory levels to ensure competitive lead times versus the risk of inventory obsolescence because of rapidly changing technology and customer requirements.

    At July 28, 2001, we had a line of credit totaling $500 million, which expires in July 2002. There have been no borrowings under this agreement (see
Note 8 to the Consolidated Financial Statements).

    We have entered into several agreements to lease sites in San Jose, California (where our headquarters are established) and surrounding areas; Boxborough, Massachusetts; Salem, New Hampshire; Richardson, Texas; and Research Triangle Park, North Carolina, where we have pledged $1.26 billion of our investments as collateral for certain obligations of the leases. We anticipate that we may occupy more leased property in the future that will require similar pledged securities; however, we do not expect the impact of this activity to be material to our liquidity position (see Note 9 to Consolidated Financial Statements). We also lease office space in other U.S. locations, as well as locations in the Americas, EMEA, Asia Pacific, and Japan.

    In addition, during the past couple of years, we have entered into several agreements to purchase or construct real estate, subject to the satisfaction of certain conditions. As of July 28, 2001, the total amount of commitments, if certain conditions are met, was approximately $1 billion.

    We lend certain fixed income securities to enhance investment income. During fiscal 2001, we entered into various agreements to loan up to $500 million of our fixed income securities on an overnight basis. Under these securities lending agreements, the value of the collateral is equal to 102% of the fair market value of the loaned securities. The collateral is generally cash, U.S. government-backed securities, or guaranteed securities. At July 28, 2001, there were no outstanding securities lending transactions.

    In fiscal 2001, we entered into an agreement to fund $1.05 billion in the SOFTBANK Asia Infrastructure Fund, which is payable upon demand by the general partner. As of July 28, 2001, we have invested $100 million toward this investment fund.

    We believe that our current cash and cash equivalents, short-term investments, line of credit, and cash generated from operations will satisfy our expected working capital needs (including restructuring liabilities), capital expenditures, investment requirements, and commitments (see Note 9 to Consolidated Financial Statements) through at least the next 12 months. Remaining cash expenditures relating to workforce reductions and termination of agreements will be substantially paid in the first quarter of fiscal 2002. Amounts related to the net lease expense due to the consolidation of facilities will be paid over the respective lease terms through fiscal 2007.


20  CISCO SYSTEMS, INC. 2001 Annual Report

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We maintain an investment portfolio of various holdings, types, and maturities. These securities are generally classified as available for sale and, consequently, are recorded on the balance sheet at fair value with unrealized gains or losses reported as a separate component of accumulated other comprehensive income (loss), net of tax. Part of this portfolio includes minority equity investments in several publicly traded companies, the values of which are subject to market price volatility. For example, as a result of market price volatility of our publicly traded equity investments, we experienced a $5.76 billion ($3.81 billion, net of tax) decrease in net unrealized gains during fiscal 2001 on these investments. We have also invested in numerous privately held companies, many of which can still be considered in the startup or development stages. These investments are inherently risky as the market for the technologies or products they have under development are typically in the early stages and may never materialize. We could lose our entire initial investment in these companies. We also have certain real estate lease commitments with payments tied to short-term interest rates. At any time, a sharp rise in interest rates could have a material adverse impact on the fair value of our investment portfolio while increasing the costs associated with our lease commitments. Conversely, declines in interest rates could have a material impact on interest earnings for our investment portfolio. We do not currently hedge these interest rate exposures.

INVESTMENTS

The following table presents the hypothetical changes in fair values in the financial instruments held at July 28, 2001 that are sensitive to changes in interest rates (in millions):

                                     VALUATION OF SECURITIES                     VALUATION OF SECURITIES
                                     GIVEN AN INTEREST RATE       FAIR VALUE     GIVEN AN INTEREST RATE
                                   DECREASE OF X BASIS POINTS        AS OF     INCREASE OF X BASIS POINTS
                                   -----------------------------   JULY 28,   ----------------------------
Issuer                             (150 BPS)  (100 BPS) (50 BPS)     2001     50 BPS     100 BPS   150 BPS
==========================================================================================================
U.S. government notes and bonds    $ 4,677    $ 4,624   $ 4,571    $ 4,517   $ 4,464    $ 4,411   $ 4,357
State, municipal, and county
  government notes and bonds            56         55        55         54        54         53        53
Corporate notes and bonds            7,760      7,688     7,616      7,544     7,472      7,399     7,327
---------------------------------------------------------------------------------------------------------
    Total                          $12,493    $12,367   $12,242    $12,115   $11,990    $11,863   $11,737
---------------------------------------------------------------------------------------------------------

These instruments are not leveraged and are held for purposes other than trading. The modeling technique used measures the change in fair values arising from selected potential changes in interest rates. Market changes reflect immediate hypothetical parallel shifts in the yield curve of plus or minus 50 basis points ("BPS"), 100 BPS, and 150 BPS. A 50 BPS move in the Federal Funds Rate has occurred in nine of the last 10 years; a 100 BPS move in the Federal Funds Rate has occurred in six of the last 10 years; and a 150 BPS move in the Federal Funds Rate has occurred in four of the last 10 years.

    The following analysis presents the hypothetical changes in fair values of public equity investments that are sensitive to changes in the stock market (in millions):

                                        VALUATION OF SECURITIES                  VALUATION OF SECURITIES
                                          GIVEN X% DECREASE       FAIR VALUE        GIVEN X% INCREASE
                                        IN EACH STOCK'S PRICE        AS OF        IN EACH STOCK'S PRICE
                                     ---------------------------    JULY 28,   ---------------------------
                                     (75%)      (50%)     (25%)      2001       25%        50%       75%
==========================================================================================================
Corporate equities                   $  382     $  764    $1,147     $1,529    $1,911     $2,293    $2,676

These equity securities are held for purposes other than trading. The modeling technique used measures the hypothetical change in fair values arising from selected hypothetical changes in each stock's price. Stock price fluctuations of plus or minus 25%, 50%, and 75% were selected based on the probability of their occurrence. Our equity portfolio consists of securities with characteristics that most closely match the S&P Index or companies traded on the NASDAQ National Market. The NASDAQ Composite Index has shown a 25% and 50% movement in each of the last three years and a 75% movement in at least one of the last three years.


                                      CISCO SYSTEMS, INC. 2001 Annual Report  21

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

LEASES

We are exposed to interest rate risk associated with leases on our facilities where payments are tied to the London Interbank Offered Rate ("LIBOR"). We have evaluated the hypothetical change in lease obligations held at July 28, 2001 due to changes in the LIBOR. The modeling technique used measures hypothetical changes in lease obligations arising from selected hypothetical changes in the LIBOR. The hypothetical market changes reflected immediate parallel shifts in the LIBOR curve of plus or minus 50 BPS, 100 BPS, and 150 BPS. The results of this analysis were not material in comparison to our financial results.

DERIVATIVE INSTRUMENTS

We enter into foreign exchange forward contracts to offset the impact of currency fluctuations on foreign currency assets and liabilities, primarily denominated in Australian, Canadian, Japanese, Korean, and several European currencies, including the euro and the British pound. We also periodically hedge anticipated transactions with purchased currency options. Foreign exchange forward and option contracts as of July 28, 2001 are summarized as follows (in millions):

                              Notional Amount     Fair Value
============================================================
Forward contracts:
  Assets                           $  710           $   (1)
  Liabilities                      $1,582           $   13
Option contracts:
  Assets                           $  613           $   15

The foreign exchange forward contracts we enter into generally have original maturities ranging from one to three months for foreign currency receivables and payables. Foreign exchange forward contracts related to investments and purchased currency option contracts generally have maturities of less than one year. We do not enter into foreign exchange forward and option contracts for trading purposes.

    We have entered into a forward sale agreement on a particular equity security in order to hedge its market value risk. The total market value of this transaction at inception was approximately $200 million.

    We do not expect gains or losses on these derivative instruments to have a material impact on our financial results (see Note 9 to the Consolidated Financial Statements).

22  CISCO SYSTEMS, INC. 2001 Annual Report

CONSOLIDATED STATEMENTS OF OPERATIONS
(In millions, except per-share amounts)

Years Ended                                                   July 28, 2001  July 29, 2000  July 31, 1999
=========================================================================================================
NET SALES:
  Product                                                          $19,559      $17,002       $ 11,092
  Service                                                            2,734        1,926          1,081
---------------------------------------------------------------------------------------------------------
    Total net sales                                                 22,293       18,928         12,173
Cost of sales:
  Product                                                           10,198        5,970          3,770
  Service                                                            1,023          776            489
---------------------------------------------------------------------------------------------------------
    Total cost of sales                                             11,221        6,746          4,259
---------------------------------------------------------------------------------------------------------
  GROSS MARGIN                                                      11,072       12,182          7,914
Operating expenses:
  Research and development                                           3,922        2,704          1,663
  Sales and marketing                                                5,296        3,946          2,465
  General and administrative                                           778          633            381
  Restructuring costs and other special charges                      1,170           --             --
  Amortization of goodwill and purchased intangible assets           1,055          291             61
  In-process research and development                                  855        1,373            471
---------------------------------------------------------------------------------------------------------
    Total operating expenses                                        13,076        8,947          5,041
---------------------------------------------------------------------------------------------------------
OPERATING INCOME (LOSS)                                             (2,004)       3,235          2,873
Net gains realized on minority investments                             190          531             --
Interest and other income, net                                         940          577            330
---------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE PROVISION FOR TAXES                              (874)       4,343          3,203
Provision for income taxes                                             140        1,675          1,180
---------------------------------------------------------------------------------------------------------
  NET INCOME (LOSS)                                                $(1,014)      $2,668        $ 2,023
=========================================================================================================
Net income (loss) per share--basic                                 $ (0.14)      $ 0.39        $  0.30
=========================================================================================================
Net income (loss) per share--diluted                               $ (0.14)      $ 0.36        $  0.29
=========================================================================================================
Shares used in per-share calculation--basic                          7,196        6,917          6,646
=========================================================================================================
Shares used in per-share calculation--diluted                        7,196        7,438          7,062
=========================================================================================================

See Notes to Consolidated Financial Statements.


                                       CISCO SYSTEMS, INC. 2001 Annual Report 23

CONSOLIDATED BALANCE SHEETS
(In millions, except par value)

                                                                               July 28, 2001  July 29, 2000
===========================================================================================================
ASSETS
Current assets:
  Cash and cash equivalents                                                       $ 4,873         $ 4,234
  Short-term investments                                                            2,034           1,291
  Accounts receivable, net of allowance for doubtful accounts of $288 at July
    28, 2001 and $43 at July 29, 2000                                               1,466           2,299
  Inventories, net                                                                  1,684           1,232
  Deferred tax assets                                                               1,809           1,091
  Lease receivables, net                                                              405             588
  Prepaid expenses and other current assets                                           564             375
-----------------------------------------------------------------------------------------------------------
      Total current assets                                                         12,835          11,110
Investments                                                                        10,346          13,688
Restricted investments                                                              1,264           1,286
Property and equipment, net                                                         2,591           1,426
Goodwill and purchased intangible assets, net                                       4,659           4,087
Lease receivables, net                                                                253             527
Other assets                                                                        3,290             746
-----------------------------------------------------------------------------------------------------------
      TOTAL ASSETS                                                                $35,238         $32,870
===========================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                                                $   644         $   739
  Income taxes payable                                                                241             233
  Accrued compensation                                                              1,058           1,317
  Deferred revenue                                                                  3,214           1,386
  Other accrued liabilities                                                         2,553           1,521
  Restructuring liabilities                                                           386              --
-----------------------------------------------------------------------------------------------------------
      Total current liabilities                                                     8,096           5,196
Commitments and contingencies (Note 9)
Deferred tax liabilities                                                               --           1,132
Minority interest                                                                      22              45
Shareholders' equity:
  Preferred stock, no par value: 5 shares authorized;
    none issued and outstanding                                                        --              --
  Common stock and additional paid-in capital, $0.001 par value:
    20,000 shares authorized; 7,324 and 7,138 shares issued and outstanding at
    July 28, 2001 and July 29, 2000, respectively                                  20,051          14,609
  Retained earnings                                                                 7,344           8,358
  Accumulated other comprehensive income (loss)                                      (275)          3,530
-----------------------------------------------------------------------------------------------------------
      Total shareholders' equity                                                   27,120          26,497
-----------------------------------------------------------------------------------------------------------
      TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                  $35,238         $32,870
===========================================================================================================

See Notes to Consolidated Financial Statements.


24  CISCO SYSTEMS, INC. 2001 Annual Report

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions)


Years Ended                                                       July 28, 2001  July 29, 2000  July 31, 1999
=============================================================================================================
Cash flows from operating activities:
  Net income (loss)                                                 $ (1,014)      $  2,668       $  2,023
  Adjustments to reconcile net income (loss) to
    net cash provided by operating activities:
      Depreciation and amortization                                    2,236            863            489
      Provision for doubtful accounts                                    268             40             19
      Provision for inventory                                          2,775            339            151
      Deferred income taxes                                             (924)          (782)          (247)
      Tax benefits from employee stock option plans                    1,397          2,495            837
      Adjustment to conform fiscal year ends of pooled
        acquisitions                                                      --            (18)             1
      In-process research and development                                739          1,279            379
      Net gains on minority investments and provision
        for losses                                                        43            (92)            --
      Restructuring costs and other special charges                      501             --             --
      Change in operating assets and liabilities:
       Accounts receivable                                               569         (1,043)            45
       Inventories                                                    (1,644)          (887)          (443)
       Prepaid expenses and other current assets                         (25)          (249)          (101)
       Accounts payable                                                 (105)           286            111
       Income taxes payable                                             (434)          (365)           217
       Accrued compensation                                             (256)           576            285
       Deferred revenue                                                1,629            662            385
       Other accrued liabilities                                         251            369            174
       Restructuring liabilities                                         386             --             --
-------------------------------------------------------------------------------------------------------------
         Net cash provided by operating activities                     6,392          6,141          4,325
-------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Purchases of short-term investments                                 (4,594)        (2,473)        (1,250)
  Proceeds from sales and maturities of short-term investments         4,370          2,481          1,660
  Purchases of investments                                           (18,306)       (14,778)        (5,632)
  Proceeds from sales and maturities of investments                   15,579         13,240          1,994
  Purchases of restricted investments                                   (941)          (458)        (1,101)
  Proceeds from sales and maturities of restricted investments         1,082            206            560
  Acquisition of property and equipment                               (2,271)        (1,086)          (602)
  Purchases of technology licenses                                        (4)          (444)           (95)
  Acquisition of businesses, net of cash and cash equivalents            (13)            24            (19)
  Net change in lease receivables                                        457           (535)          (310)
  Purchases of minority investments                                   (1,161)          (130)          (119)
  Lease deposit                                                         (320)            --             --
  Purchase of minority interest of Cisco Systems, K.K. (Japan)          (365)            --             --
  Other                                                                 (516)          (424)           (71)
-------------------------------------------------------------------------------------------------------------
         Net cash used in investing activities                        (7,003)        (4,377)        (4,985)
-------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Issuance of common stock                                             1,262          1,564            947
  Other                                                                  (12)            (7)             7
-------------------------------------------------------------------------------------------------------------
         Net cash provided by financing activities                     1,250          1,557            954
-------------------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                                639          3,321            294
Cash and cash equivalents, beginning of fiscal year                    4,234            913            619
-------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of fiscal year                       $  4,873       $  4,234       $    913
=============================================================================================================

See Notes to Consolidated Financial Statements.


                                       CISCO SYSTEMS, INC. 2001 Annual Report 25

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In millions)

                                                  Common Stock                 Accumulated
                                                       and                       Other           Total
                                    Shares of      Additional     Retained   Comprehensive   Shareholders'
                                   Common Stock  Paid-In Capital  Earnings    Income (Loss)     Equity
==========================================================================================================
BALANCE AT JULY 25, 1998               6,491         $  3,339      $  3,800     $     58       $  7,197
Net income                                --               --         2,023           --          2,023
Change in net unrealized gains on
  investments                             --               --            --          234            234
Other                                     --               --            --            6              6
                                                                                               --------
Comprehensive income                      --               --            --           --          2,263
                                                                                               --------
Issuance of common stock                 300              947            --           --            947
Tax benefits from employee stock
option plans                              --              837            --           --            837
Pooling of interests acquisitions          4               38           (42)          --             (4)
Purchase acquisitions                     26              570            --           --            570
Adjustment to conform fiscal year
  ends of pooled acquisitions             --               --             1           --              1
----------------------------------------------------------------------------------------------------------
BALANCE AT JULY 31, 1999               6,821            5,731         5,782          298         11,811
Net income                                --               --         2,668           --          2,668
Change in net unrealized gains on
  investments                             --               --            --        3,240          3,240
Other                                     --               --            --           (8)            (8)
                                                                                               --------
Comprehensive income                      --               --            --           --          5,900
                                                                                               --------
Issuance of common stock                 219            1,564            --           --          1,564
Tax benefits from employee stock
  option plans                            --            3,077            --           --          3,077
Pooling of interests acquisitions         20               75           (74)          --              1
Purchase acquisitions                     78            4,162            --           --          4,162
Adjustment to conform fiscal year
  ends of pooled acquisitions             --               --           (18)          --            (18)
----------------------------------------------------------------------------------------------------------
BALANCE AT JULY 29, 2000               7,138           14,609         8,358        3,530         26,497
Net loss                                  --               --        (1,014)          --         (1,014)
Change in net unrealized gains on
  investments                             --               --            --       (3,812)        (3,812)
Other                                     --               --            --            7              7
                                                                                               --------
Comprehensive loss                        --               --            --           --         (4,819)
                                                                                               --------
Issuance of common stock                 140            1,262            --           --          1,262
Tax benefits from employee stock
  option plans                            --            1,755            --           --          1,755
Purchase acquisitions                     46            2,163            --           --          2,163
Amortization of deferred
  stock-based compensation                --              262            --           --            262
----------------------------------------------------------------------------------------------------------
BALANCE AT JULY 28, 2001               7,324         $ 20,051      $  7,344     $   (275)      $ 27,120
==========================================================================================================

See Notes to Consolidated Financial Statements.


26  CISCO SYSTEMS, INC. 2001 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS

Cisco Systems, Inc. (the "Company" or "Cisco") is the worldwide leader in networking for the Internet. Cisco Internet Protocol ("IP")-based networking solutions are the foundation of the Internet and are installed at corporations, public institutions, telecommunication companies, and are found in a growing number of medium-sized commercial enterprises. Cisco provides a broad line of solutions for transporting data, voice, and video within buildings, across campuses, or around the world. Cisco solutions allow networks, both public and private, to operate with flexibility, security, and performance.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

FISCAL YEAR The Company's fiscal year is the 52 or 53 weeks ending on the last Saturday in July. Fiscal 2001, 2000, and 1999 were 52-week, 52-week, and 53-week fiscal years, respectively.

PRINCIPLES OF CONSOLIDATION The Consolidated Financial Statements include the accounts of Cisco Systems, Inc. and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

CASH AND CASH EQUIVALENTS The Company considers all highly liquid investments purchased with an original or remaining maturity of less than three months at the date of purchase to be cash equivalents. Substantially all cash and cash equivalents are custodied with two major financial institutions.

INVESTMENTS The Company's investments comprise U.S., state, and municipal government obligations; corporate debt securities; and publicly traded corporate equity securities. Investments with maturities of less than one year are considered to be short-term. All investments are primarily held in the Company's name and custodied with a major financial institution. The specific identification method is used to determine the cost basis of notes and bonds disposed. The weighted-average method is used to determine the cost basis of corporate equity securities disposed. At July 28, 2001 and July 29, 2000, substantially all of the Company's investments were classified as available for sale. Unrealized gains and losses on these investments are included as a separate component of accumulated other comprehensive income (loss), net of any related tax effect.

    The Company also has other minority equity investments in nonpublicly traded companies. These investments are included in other assets on the Company's balance sheet and are generally carried at cost. The Company monitors these investments for impairment and makes appropriate reductions in carrying values when necessary.

INVENTORIES Inventories are stated at the lower of cost or market. Cost is computed using standard cost, which approximates actual cost, on a first-in, first-out basis. The Company provides inventory allowances based on excess and obsolete inventories.

RESTRICTED INVESTMENTS Restricted investments consist of U.S. government obligations with maturities of more than one year. These investments are carried at fair value and are restricted as to withdrawal. Restricted investments are held in the Company's name and custodied with two major financial institutions.

FAIR VALUE OF FINANCIAL INSTRUMENTS Carrying amounts of certain of the Company's financial instruments, including cash and cash equivalents, accrued compensation, and other accrued liabilities, approximate fair value because of their short maturities. The fair values of investments are determined using quoted market prices for those securities or similar financial instruments.

CONCENTRATIONS Cash and cash equivalents are primarily maintained with two major financial institutions in the United States. Deposits held with banks may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand.

    The Company performs ongoing credit evaluations of its customers and, with the exception of certain financing transactions, does not require collateral from its customers. The Company's customers are primarily in the service provider and enterprise markets.

    The Company receives certain of its components from sole suppliers. Additionally, the Company relies on a limited number of partner suppliers to manufacture its products. The inability of any supplier or manufacturer to fulfill supply requirements of the Company could materially impact future operating results.

REVENUE RECOGNITION The Company generally recognizes product revenue when persuasive evidence of an arrangement exists, delivery has occurred, fee is fixed or determinable, and collectibility is probable. Service revenue is generally deferred and, in most cases, recognized ratably over the service period obligations, which are typically one to three years. The Company makes certain sales to partners in two-tier distribution channels. These partners are generally given privileges to return a portion of inventory and participate in various cooperative marketing programs. The Company recognizes revenue to two-tier distributors based on estimates that approximate the point products have been sold by the distributors and also maintains accruals and allowances for all cooperative marketing and other programs. The Company accrues for warranty costs, sales returns, and other allowances based on its experience. Cash payments received in advance of product or service revenue are recorded as deferred revenue.
                                       CISCO SYSTEMS, INC. 2001 Annual Report 27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    The Company adopted Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101") in the fourth quarter of fiscal 2001. The adoption of SAB 101 did not have a material impact on the Company's operating results or financial position.

LEASE RECEIVABLES The Company provides a variety of lease financing services to its customers to build, maintain, and upgrade their networks. Lease receivables primarily represent the principal balance remaining in sales-type and direct-financing leases under these programs, net of reserves. These leases typically have two- to three-year terms and are collateralized by a security interest in the underlying assets.

ADVERTISING COSTS  The Company expenses all advertising costs as incurred.

SOFTWARE DEVELOPMENT COSTS Software development costs, which are required to be capitalized pursuant to Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed," have not been material to date.

DEPRECIATION AND AMORTIZATION Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets. Estimated useful lives of 25 years are used for buildings. Estimated useful lives of 24 to 30 months are used for computer equipment and related software and 5 years for furniture and fixtures. Estimated useful lives of up to five years are used for production, engineering, and other equipment. Depreciation of operating lease assets is computed based on the respective lease terms which range up to three years. Depreciation and amortization of leasehold improvements is computed using the shorter of the remaining lease terms or five years.

GOODWILL AND PURCHASED INTANGIBLE ASSETS Goodwill and purchased intangible assets are carried at cost less accumulated amortization. Amortization is computed using the straight-line method over the economic lives of the respective assets, generally three to five years. In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 142 requires goodwill to be tested for impairment under certain circumstances, and written off when impaired, rather than being amortized as previous standards required. The Company is currently assessing the impact of SFAS 142 on its operating results and financial condition.

INCOME TAXES Income tax expense is based on pretax financial accounting income. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts.

COMPUTATION OF NET INCOME (LOSS) PER SHARE Basic net income (loss) per share is computed using the weighted-average number of common shares outstanding during the period. Diluted net income per share is computed using the weighted-average number of common and dilutive potential common shares outstanding during the period. Diluted net loss per share is computed using the weighted-average number of common shares and excludes dilutive potential common shares outstanding, as their effect is antidilutive. Dilutive potential common shares primarily consist of employee stock options.

FOREIGN CURRENCY TRANSLATION Assets and liabilities of non-U.S. subsidiaries that operate in a local currency environment are translated to U.S. dollars at exchange rates in effect at the balance sheet date with the resulting translation adjustments recorded directly to a separate component of accumulated other comprehensive income (loss). Income and expense accounts are translated at average exchange rates during the year. Where the U.S. dollar is the functional currency, translation adjustments are recorded in income.

DERIVATIVES In the first quarter of fiscal 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") which establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS 133 requires that an entity recognize derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation.

    The Company designates its derivatives based upon criteria established by SFAS 133. For a derivative designated as a fair value hedge, the gain or loss is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributed to the risk being hedged. For a derivative designated as a cash flow hedge, the effective portion of the derivative's gain or loss is initially reported as a component of accumulated other comprehensive income (loss) and subsequently reclassified into earnings when the hedged exposure affects earnings. The ineffective portion of the gain or loss is reported in earnings immediately.

    The Company uses derivatives to manage exposures to foreign currency and securities price risk. The Company's objectives for holding derivatives are to decrease the volatility of earnings and cash flows associated with changes in foreign currency and security prices.


28  CISCO SYSTEMS, INC. 2001 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    Certain forecasted transactions and foreign currency assets and liabilities expose the Company to foreign currency risk. The Company purchases currency options as cash flow hedges of foreign currency forecasted transactions related to certain operating expenses. The Company enters into foreign exchange forward contracts to minimize the short-term impact of currency fluctuations on foreign currency receivables, investments, and payables. The foreign exchange forward contracts are not designated as accounting hedges under SFAS 133.

    The Company's equity investments are subject to market price risk. The Company has entered into a forward sale agreement of an equity security as a fair value hedge of the changes in the equity security's fair value. In addition, as a strategic investment, the Company has acquired warrants to purchase securities of other companies. Warrants that can be net share settled are deemed derivatives under SFAS 133 and are carried at fair value, with changes in fair value currently recognized as part of interest and other income, net, in the Company's Consolidated Statements of Operations.

    The fair values of derivative instruments as of July 28, 2001 and changes in fair values during fiscal 2001 were not material. The adoption of SFAS 133 did not have a material impact on the Company's operating results. During fiscal 2001, there were no significant gains or losses recognized in earnings for hedge ineffectiveness. The Company did not discontinue any hedges because it was probable that the original forecasted transaction would not occur.

MINORITY INTEREST Minority interest represents the preferred stockholders' proportionate share of the equity of Cisco Systems, K.K. (Japan). At July 28, 2001, the Company owned all issued and outstanding common stock amounting to 87.8% of the voting rights. Each share of preferred stock is convertible into one share of common stock at any time at the option of the holder.

USE OF ESTIMATES The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Estimates are used for, but not limited to, the accounting for the allowance for doubtful accounts, inventory allowances, restructuring costs and other special charges, depreciation and amortization, sales returns, warranty costs, taxes, and contingencies. Actual results could differ from these estimates.

IMPAIRMENT OF LONG-LIVED ASSETS Long-lived assets and certain identifiable intangible assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of an impairment loss for long-lived assets and certain identifiable intangible assets that management expects to hold and use is based on the fair value of the asset. Long-lived assets and certain identifiable intangible assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

RECENT ACCOUNTING PRONOUNCEMENTS In July 2001, the FASB issued Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141") and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 requires all business combinations to be accounted for using the purchase method of accounting and is effective for all business combinations initiated after June 30, 2001. SFAS 142 requires goodwill to be tested for impairment under certain circumstances, and written off when impaired, rather than being amortized as previous standards required. SFAS 142 is effective for fiscal years beginning after December 15, 2001. Early application is permitted for entities with fiscal years beginning after March 15, 2001 provided that the first interim period financial statements have not been previously issued. The adoption of SFAS 141 did not have a material effect on the Company's operating results or financial condition. The Company is currently assessing the impact of SFAS 142 on its operating results and financial condition.

RECLASSIFICATIONS Certain reclassifications have been made to prior year balances in order to conform to the current year presentation.


                                      CISCO SYSTEMS, INC. 2001 Annual Report  29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. BUSINESS COMBINATIONS

Purchase Combinations

During the three years ended July 28, 2001, the Company completed a number of purchase acquisitions. The Consolidated Financial Statements include the operating results of each business from the date of acquisition. Pro forma results of operations have not been presented because the effects of these acquisitions were not material on either an individual or aggregate basis.

    The amounts allocated to in-process research and development ("in-process R&D") were determined through established valuation techniques in the high-technology communications equipment industry and were expensed upon acquisition because technological feasibility had not been established and no future alternative uses existed. Amounts allocated to goodwill and purchased intangible assets are amortized on a straight-line basis over periods not exceeding five years. A summary of purchase transactions is outlined as follows (in millions):

                                                 Consideration                     Goodwill and
                                               Including Assumed  In-Process   Purchased Intangible
Acquired Company                                  Liabilities     R&D Expense         Assets
===================================================================================================
FISCAL 2001
IPmobile, Inc.                                      $  422          $  181           $  157
NuSpeed, Inc.                                          463             164              214
IPCell Technologies, Inc.                              213              75              102
PixStream Incorporated                                 395              67              315
Active Voice Corporation                               266              37              250
Radiata, Inc.                                          211              29              170
Other                                                  903             302              387
---------------------------------------------------------------------------------------------------
  Total                                             $2,873          $  855           $1,595
---------------------------------------------------------------------------------------------------
FISCAL 2000
Monterey Networks, Inc.                             $  517          $  354           $  154
The optical systems business of Pirelli S.p.A.       2,018             245            1,717
Aironet Wireless Communications, Inc.                  835             243              589
Atlantech Technologies                                 179              63              140
JetCell, Inc.                                          203              88              137
PentaCom, Ltd.                                         102              49               40
Qeyton Systems                                         887             260              567
Other                                                  228              71              155
---------------------------------------------------------------------------------------------------
  Total                                             $4,969          $1,373           $3,499
---------------------------------------------------------------------------------------------------
FISCAL 1999
Summa Four, Inc.                                    $  129          $   64           $   29
Clarity Wireless, Inc.                                 153              94               73
Selsius Systems, Inc.                                  134              92               41
PipeLinks, Inc.                                        118              99               11
Amteva Technologies, Inc.                              159              81               85
Other                                                   58              41               18
---------------------------------------------------------------------------------------------------
  Total                                             $  751          $  471           $  257
---------------------------------------------------------------------------------------------------

The remaining purchase price of $423 million, $97 million, and $23 million in fiscal 2001, 2000, and 1999, respectively, was primarily allocated to tangible assets and deferred stock-based compensation. The unamortized deferred stock-based compensation was $293 million and $149 million at July 28, 2001 and July 29, 2000, respectively, and was reflected as a debit to additional paid-in capital in the Consolidated Statements of Shareholders' Equity.


30  CISCO SYSTEMS, INC. 2001 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Other Purchase Combinations Completed as of July 28, 2001

In fiscal 2001, the Company acquired Netiverse, Inc.; HyNEX, Ltd.; Komodo Technology, Inc.; Vovida Networks, Inc.; ExiO Communications, Inc.; and the broadband subscriber management business of CAIS Software Solutions, Inc. for a total purchase price of $903 million, paid in common stock and cash. Total in-process R&D related to these acquisitions amounted to $302 million.

    Total in-process R&D expense in fiscal 2001, 2000, and 1999 was $855 million, $1.37 billion, and $471 million, respectively. The in-process R&D expense that was attributable to stock consideration for the same periods was $739 million, $1.28 billion, and $379 million, respectively.

Minority Interest

In fiscal 2001, the Company purchased a portion of the minority interest of Cisco Systems, K.K. (Japan) for $365 million. As a result, the Company increased its ownership to 87.8% of the voting rights of Cisco Systems, K.K. (Japan) and recorded goodwill of $339 million.

Pooling of Interests Combinations

There were no transactions accounted for as a pooling of interests in fiscal 2001. In fiscal 2000, the Company acquired StratumOne Communications, Inc.; TransMedia Communications, Inc.; Cerent Corporation; WebLine Communications Corporation; SightPath, Inc.; InfoGear Technology Corporation; and ArrowPoint Communications, Inc. These transactions were accounted for as poolings of interests and the historical financial information for all periods presented prior to fiscal 2000 was restated. In addition, the historical financial information for all periods presented prior to fiscal 2000 was restated to reflect the acquisition of Fibex Systems, which was completed in the fourth quarter of fiscal 1999 and accounted for as a pooling of interests. As a result of these transactions, 354 million shares of common stock were exchanged and options were assumed for a fair value of $15.18 billion.

    In fiscal 1999, the Company acquired GeoTel Communications Corporation and 68 million shares of common stock were exchanged and options were assumed for a fair value of approximately $2 billion. The transaction was accounted for as a pooling of interests and the historical financial information for all periods presented prior to fiscal 1999 was restated.

    In fiscal 2000, the Company also acquired Cocom A/S; V-Bits, Inc.; Growth Networks, Inc.; Altiga Networks, Inc.; and Compatible Systems Corporation and 20 million shares of common stock were exchanged and options were assumed for a fair value of $1.12 billion. In fiscal 1999, the Company acquired Sentient Networks, Inc., and 4 million shares of common stock were exchanged and options were assumed for a fair value of $131 million. These transactions were accounted for as poolings of interests. The historical operations of these entities were not material to the Company's consolidated operations on either an individual or aggregate basis; therefore, prior period financial statements have not been restated for these acquisitions.

4. RESTRUCTURING COSTS AND OTHER SPECIAL CHARGES AND PROVISION FOR INVENTORY

On April 16, 2001, due to macroeconomic and capital spending issues affecting the networking industry, the Company announced a restructuring program to prioritize its initiatives around high-growth areas of its business, focus on profit contribution, reduce expenses, and improve efficiency. This restructuring program includes a worldwide workforce reduction, consolidation of excess facilities, and restructuring of certain business functions.

    As a result of the restructuring program and decline in forecasted revenue, the Company recorded restructuring costs and other special charges of $1.17 billion classified as operating expenses and an additional excess inventory charge classified as cost of sales. The excess inventory charge recorded in the third quarter of fiscal 2001 was $2.25 billion. This excess inventory charge was subsequently reduced in the fourth quarter of fiscal 2001 by a $187 million benefit primarily related to lower settlement charges for purchase commitments.

    The following paragraphs provide detailed information relating to the restructuring costs and other special charges and provision for inventory which were recorded in fiscal 2001.

Worldwide Workforce Reduction

In the third quarter of fiscal 2001, the Company announced a restructuring program to reduce approximately 6,000 regular employees across all business functions, operating units, and geographic regions. The worldwide workforce reduction started in the third quarter of fiscal 2001 and as of July 28, 2001, approximately 4,700 regular employees have been terminated. The Company recorded a workforce reduction charge of $397 million primarily relating to severance and fringe benefits of which $336 million has been paid or used as of July 28, 2001. In addition, approximately 1,500 regular employees were reduced through normal attrition. The number of temporary and contract workers employed by the Company was also reduced.


                                      CISCO SYSTEMS, INC. 2001 Annual Report  31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidation of Excess Facilities and Other Special Charges

The Company recorded a restructuring charge of $484 million relating to consolidation of excess facilities and other special charges. The consolidation of excess facilities included the closure of certain corporate facilities, sales offices, and operational centers related to business activities that have been exited or restructured. The Company recorded a restructuring charge of $263 million for excess facilities primarily relating to lease terminations and noncancelable lease costs. Property and equipment that was disposed of or removed from operations resulted in a charge of $141 million and primarily consisted of leasehold improvements; computer equipment and related software; production, engineering, and other equipment; and furniture and fixtures. The Company also recorded other restructuring costs and special charges of $80 million primarily relating to payments to suppliers and vendors to terminate agreements and professional fees incurred in connection with the restructuring activities.

Impairment of Goodwill and Purchased Intangible Assets

Due to the decline in current business conditions, the Company restructured certain of its businesses and realigned resources to focus on profit contribution, high-growth markets, and core opportunities. As a result, the Company recorded a charge of $289 million related to the impairment of goodwill and purchased intangible assets, measured as the amount by which the carrying amount exceeded the present value of the estimated future cash flows for goodwill and purchased intangible assets, as follows (in millions):

                                                                                                Amount
Acquired Company                                                                               Impaired
========================================================================================================
Monterey Networks, Inc.                                                                          $ 108
HyNEX, Ltd.                                                                                         79
Clarity Wireless, Inc. (Broadband Customer Premises Equipment)                                      53
Other                                                                                               49
--------------------------------------------------------------------------------------------------------
  Total                                                                                          $ 289
--------------------------------------------------------------------------------------------------------

The results of operations relating to these businesses were not material on either an individual or aggregate basis.

A summary of the restructuring costs and other special charges is outlined as follows (in millions):

                                                                                           Restructuring
                                                    Total         Noncash        Cash     Liabilities at
                                                   Charge         Charges      Payments    July 28, 2001
========================================================================================================
Workforce reduction                                $  397         $ (71)        $(265)        $ 61
Consolidation of excess
  facilities and other charges                        484          (141)          (18)         325
Impairment of goodwill and
  purchased intangible assets                         289          (289)           --           --
--------------------------------------------------------------------------------------------------------
  Total                                            $1,170         $(501)        $(283)        $386
--------------------------------------------------------------------------------------------------------

Amounts related to the net lease expense due to the consolidation of facilities will be paid over the respective lease terms through fiscal 2007. The Company expects to substantially complete implementation of its restructuring program during the first quarter of fiscal 2002.

Provision for Inventory

The Company recorded a provision for inventory, including purchase commitments, totaling $2.77 billion during fiscal 2001, which included an additional excess inventory charge as previously discussed. This additional excess inventory charge was due to a sudden and significant decrease in demand for the Company's products and was calculated in accordance with the Company's accounting policy.


32  CISCO SYSTEMS, INC. 2001 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. BALANCE SHEET AND CASH FLOW DETAILS

The following tables provide details of selected balance sheet items (in millions):

                                                                            July 28, 2001  July 29, 2000
========================================================================================================
Inventories, net:
  Raw materials                                                                 $  662      $   145
  Work in process                                                                  260          472
  Finished goods                                                                   669          496
  Demonstration systems                                                             93          119
--------------------------------------------------------------------------------------------------------
    Total                                                                       $1,684      $ 1,232
--------------------------------------------------------------------------------------------------------
Property and equipment, net:
  Land, buildings, and leasehold improvements                                   $1,300      $   607
  Computer equipment and related software                                          984          908
  Production, engineering, and other equipment                                   1,828        1,126
  Operating lease assets                                                           551          100
  Furniture and fixtures                                                           366          264
--------------------------------------------------------------------------------------------------------
                                                                                 5,029        3,005
  Less, accumulated depreciation and amortization                               (2,438)      (1,579)
--------------------------------------------------------------------------------------------------------
    Total                                                                       $2,591      $ 1,426
--------------------------------------------------------------------------------------------------------
Goodwill and purchased intangible assets, net:
  Goodwill                                                                      $3,999      $ 2,937
  Purchased intangible assets                                                    2,016        1,558
--------------------------------------------------------------------------------------------------------
                                                                                 6,015        4,495
  Less, accumulated amortization                                                (1,356)        (408)
--------------------------------------------------------------------------------------------------------
    Total                                                                       $4,659      $ 4,087
--------------------------------------------------------------------------------------------------------
Other assets:
  Deferred tax assets                                                           $1,314      $    --
  Minority investments, net                                                        775          181
  Income tax receivable                                                            443           --
  Lease deposit                                                                    320           --
  Structured loans, net                                                             84          205
  Other                                                                            354          360
--------------------------------------------------------------------------------------------------------
    Total                                                                       $3,290      $   746
--------------------------------------------------------------------------------------------------------

The following table presents the details of the amortization of goodwill and purchased intangible assets (excluding the impairment of goodwill and purchased intangible assets charge of $289 million included in restructuring costs and other special charges) as reported in the Consolidated Statements of Operations (in millions):

Years Ended                                                   July 28, 2001  July 29, 2000  July 31, 1999
=========================================================================================================
Reported as:
  Cost of sales:
    Amortization of purchased intangible assets                  $   22           $ 25           $ 1
  Operating expenses:
    Amortization of goodwill                                        690            154            18
    Amortization of purchased intangible assets                     365            137            43
---------------------------------------------------------------------------------------------------------
                                                                  1,055            291            61
---------------------------------------------------------------------------------------------------------
    Total                                                        $1,077           $316           $62
---------------------------------------------------------------------------------------------------------


                                      CISCO SYSTEMS, INC. 2001 Annual Report  33

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    The following table presents supplemental cash flow information of significant noncash investing and financing activities (in millions):

Years Ended                                                        July 28, 2001  July 29, 2000  July 31, 1999
==============================================================================================================
Utilization of inventory financing
  to purchase inventory                                                 $765          $ --           $ --

6. LEASE RECEIVABLES

Lease receivables represent sales-type and direct-financing leases resulting from the sale of the Company's and complementary third-party products and services. These lease arrangements typically have terms from two to three years and are usually collateralized by a security interest in the underlying assets. The net lease receivables are summarized as follows (in millions):

                                                                                  July 28, 2001  July 29, 2000
==============================================================================================================
Gross lease receivables                                                              $1,554        $1,310
Unearned income and other reserves                                                     (896)         (195)
--------------------------------------------------------------------------------------------------------------
  Total                                                                                 658         1,115
Less, current portion                                                                  (405)         (588)
--------------------------------------------------------------------------------------------------------------
  Long-term lease receivables, net                                                    $ 253        $  527
==============================================================================================================

Contractual maturities of the gross lease receivables at July 28, 2001 were $605 million in fiscal 2002, $510 million in fiscal 2003, $402 million in fiscal 2004, $36 million in fiscal 2005, and $1 million in fiscal 2006. Actual cash collections may differ from the contractual maturities due to early customer buyouts or refinancings.

7. INVESTMENTS

The following tables summarize the Company's investments in securities (in millions):

                                                                    Gross              Gross
JULY 28, 2001                                  Amortized Cost  Unrealized Gains  Unrealized Losses  Fair Value
==============================================================================================================
U.S. government notes and bonds                   $4,426             $ 92            $  (1)           $ 4,517
State, municipal, and county
   government notes and bonds                         54               --               --                 54
Corporate notes and bonds                          7,430              118               (4)             7,544
Corporate equity securities                        1,993              320             (784)             1,529
--------------------------------------------------------------------------------------------------------------
    Total                                        $13,903             $530            $(789)           $13,644
==============================================================================================================
Reported as:
  Short-term investments                                                                              $ 2,034
  Investments                                                                                          10,346
  Restricted investments                                                                                1,264
                                                                                                      -------
    Total                                                                                             $13,644
                                                                                                      ========


34 CISCO SYSTEMS, INC. 2001 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                    Gross              Gross
JULY 29, 2000                                  Amortized Cost  Unrealized Gains  Unrealized Losses  Fair Value
==============================================================================================================
U.S. government notes and bonds                   $ 2,317        $   --              $ (32)          $ 2,285
State, municipal, and county
  government notes and bonds                        3,592            13                (41)            3,564
Corporate notes and bonds                           3,222             1                (19)            3,204
Corporate equity securities                           641         5,621                (37)            6,225
Mandatorily redeemable
  convertible preferred stock                         987            --                 --               987
--------------------------------------------------------------------------------------------------------------
    Total                                         $10,759        $5,635              $(129)          $16,265
==============================================================================================================
Reported as:
  Short-term investments                                                                             $ 1,291
  Investments                                                                                         13,688
  Restricted investments                                                                               1,286
                                                                                                    ----------
    Total                                                                                            $16,265
                                                                                                    ==========

Net gains realized on minority investments were $190 million and $531 million in fiscal 2001 and 2000, respectively. There were no gains realized on minority investments in fiscal 1999.

    The following table summarizes maturities of debt investments (including restricted investments) at July 28, 2001 (in millions):

                                                                                   Amortized Cost   Fair Value
==============================================================================================================
Less than one year                                                                     $ 2,798         $ 2,801
Due in 1-2 years                                                                         1,583           1,610
Due in 2-5 years                                                                         3,921           4,028
Due after 5 years                                                                        3,608           3,676
--------------------------------------------------------------------------------------------------------------
  Total                                                                                $11,910         $12,115
==============================================================================================================

The Company has entered into a forward sale agreement on a particular equity security in order to hedge its market value risk. The total market value of this transaction at inception was approximately $200 million. For fiscal 2001, the gain on the forward sale agreement was $55 million and was offset by the loss on the underlying asset. Any hedge ineffectiveness is included with interest and other income, net, in the Company's Consolidated Statement of Operations. For fiscal 2001, the ineffective portion of this hedge was not material.

    In January 2000, the Company purchased 5 million shares of Series A Mandatorily Redeemable Convertible Preferred Stock ("Preferred Stock") in KPMG Consulting, Inc. totaling $1.05 billion. In February 2001, 1.4 million shares of Preferred Stock were repurchased by KPMG LLP for $378 million and 2.5 million shares of Preferred Stock were repurchased by KPMG Consulting, Inc. for $525 million. The remaining portion of the Preferred Stock was converted to 9.9% of the outstanding common stock of KPMG Consulting, Inc. upon the completion of its initial public offering.

    During fiscal 2001, the Company entered into various agreements to loan up to $500 million of its fixed income securities on an overnight basis. Under these securities lending agreements, the value of the collateral is equal to 102% of the fair market value of the loaned securities. The collateral is generally cash, U.S. government-backed securities, or guaranteed securities. At July 28, 2001, there were no outstanding securities lending transactions.

8. LINE OF CREDIT

At July 28, 2001, the Company had a syndicated credit agreement under the terms of which a group of banks committed a maximum of $500 million on an unsecured, revolving basis for borrowings of various maturities. The commitments made under this agreement expire on July 1, 2002. Under the terms of the agreement, borrowings bear interest at a spread over the LIBOR based on certain financial criteria and third-party rating assessments. As of July 28, 2001, this spread was 12.0 basis points. In addition to this spread, a commitment fee of 5.5 basis points was assessed against any undrawn amounts. The agreement includes a single financial covenant that places a variable floor on tangible net worth, as defined, if certain leverage ratios are exceeded. There have been no borrowings under this agreement to date.


                                      CISCO SYSTEMS, INC. 2001 Annual Report  35

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. COMMITMENTS AND CONTINGENCIES

LEASES

The Company has entered into several agreements to lease sites, both completed and under construction, with buildings totaling 9.5 million square feet of space in San Jose, California, and surrounding areas; Boxborough, Massachusetts; Salem, New Hampshire; Richardson, Texas; and Research Triangle Park, North Carolina. These lease agreements also cover 297 acres of land at these sites available for future expansion.

    All of the leases have initial terms of five to seven years and options to renew for an additional three to five years, subject to certain conditions. At any time during the terms of these leases, the Company may, at its option, purchase the land or both land and buildings. The Company may purchase the buildings at approximately the amount expended by the lessors to construct the buildings. If the Company elects not to purchase the land or both land and buildings at the end of each of the leases, the Company has guaranteed a residual value of $1.53 billion at July 28, 2001. The lessors of the properties have committed to fund up to a maximum of $2.32 billion, subject to reductions based on certain conditions in the respective leases, with the portion of the committed amount actually used to be determined by the Company. As of July 28, 2001, the remaining funding commitment available from the lessors was approximately $600 million. Rent obligations for the buildings commenced on various dates and will expire at the same time as the land leases.

    As part of the above lease transactions, the Company restricted $1.26 billion of its investment securities as collateral for specified obligations of the lessors under the leases. These investment securities are restricted as to withdrawal and are managed by third parties subject to certain limitations under the Company's investment policy. In addition, the Company must maintain a minimum consolidated tangible net worth, as defined.

    The Company also leases office space in other U.S. locations, as well as locations in the Americas; Europe, the Middle East, and Africa ("EMEA"); Asia Pacific; and Japan. Future annual minimum lease payments under all noncancelable operating leases having initial or remaining lease terms in excess of one year as of July 28, 2001 are as follows (in millions):

Fiscal Year                                                                                  Amount
===================================================================================================
2002                                                                                         $  378
2003                                                                                            376
2004                                                                                            346
2005                                                                                            299
2006                                                                                            246
Thereafter                                                                                    1,443
---------------------------------------------------------------------------------------------------
  Total                                                                                      $3,088
===================================================================================================

Rent expense totaled $381 million, $229 million, and $123 million for fiscal 2001, 2000, and 1999, respectively.

DERIVATIVE INSTRUMENTS

The Company conducts business on a global basis in several currencies. As such, it is exposed to adverse movements in foreign currency exchange rates. The Company enters into foreign exchange forward contracts to minimize the short-term impact of foreign currency fluctuations on foreign currency receivables, investments, and payables. The gains and losses on the foreign exchange forward contracts offset the transaction gains and losses on the foreign currency receivables, investments, and payables recognized in earnings.

    The Company does not enter into foreign exchange forward contracts for trading purposes. Gains and losses on the contracts are included in interest and other income, net, in the Company's Consolidated Statements of Operations and offset foreign exchange gains or losses from the revaluation of intercompany balances or other current assets, investments, and liabilities denominated in currencies other than the functional currency of the reporting entity. The Company's foreign exchange forward contracts related to current assets and liabilities generally range from one to three months in original maturity. The foreign exchange contracts related to investments generally have maturities of less than one year.


36  CISCO SYSTEMS, INC. 2001 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    The Company periodically hedges foreign currency forecasted transactions related to certain operating expenses with purchased currency options. These transactions are treated as cash flow hedges in accordance with SFAS 133. These purchased currency options generally have maturities of less than one year. The Company does not purchase currency options for trading purposes.

    Foreign exchange forward and option contracts as of July 28, 2001 are summarized as follows (in millions):

                                        Notional Amount     Fair Value
======================================================================
Forward contracts:
  Assets                                    $  710            $  (1)
  Liabilities                               $1,582            $  13
Option contracts:
  Assets                                    $  613            $  15

The Company has entered into a forward sale agreement of an equity security as a fair value hedge of the changes in the equity security's fair value. The investment was classified as available for sale.

    The Company's foreign exchange forward and option contracts and forward sale agreement expose the Company to credit risk to the extent that the counterparties may be unable to meet the terms of the agreement. The Company minimizes such risk by limiting its counterparties to major financial institutions. In addition, the potential risk of loss with any one party resulting from this type of credit risk is monitored. Management does not expect any material losses as a result of default by other parties.

LEGAL PROCEEDINGS

The Company is subject to legal proceedings, claims, and litigation arising in the ordinary course of business. While the outcome of these matters is currently not determinable, management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on the Company's consolidated financial position, results of operations, or cash flows.

    Beginning on April 20, 2001, a number of purported shareholder class action lawsuits have been filed in the United States District Court for the Northern District of California against the Company and certain of its officers and directors. The lawsuits are essentially identical, and purport to bring suit on behalf of those who purchased the Company's publicly traded securities between August 10, 1999 and April 16, 2001. Plaintiffs allege that defendants made false and misleading statements, purport to assert claims for violations of the federal securities laws, and seek unspecified compensatory damages and other relief. The Company believes the claims are without merit and intends to defend the actions vigorously.

    In addition, beginning on April 23, 2001, a number of purported shareholder derivative lawsuits have been filed in the Superior Court of California, County of Santa Clara, against the Company (as a nominal defendant), its directors, and certain officers. At least two purported derivative suits have also been filed in the United States District Court for the Northern District of California, and another has been filed in the Superior Court of California, County of San Mateo. The complaints in the various derivative actions include claims for breach of fiduciary duty, waste of corporate assets, mismanagement, unjust enrichment, and violations of the California Corporations Code, seek compensatory and other damages, disgorgement, and other relief, and are based on essentially the same allegations as the class actions.

PURCHASE COMMITMENTS

The Company uses several supply partners to manufacture its products. During the normal course of business, in order to reduce manufacturing lead times and ensure adequate component supply, the Company enters into agreements with certain supply partners that allow these partners to procure inventory based upon criteria as defined by the Company. As of July 28, 2001, the Company may be committed to purchase approximately $850 million of inventory.


                                      CISCO SYSTEMS, INC. 2001 Annual Report  37

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

OTHER COMMITMENTS

In fiscal 2001, the Company entered into an agreement to fund $1.05 billion in the SOFTBANK Asia Infrastructure Fund, which is payable upon demand by the general partner. As of July 28, 2001, the Company has invested $100 million toward these investment funds.

    The Company provides financing to certain qualified customers to be used for the purchase of equipment and other needs through its wholly-owned subsidiary, Cisco Systems Capital Corporation. At July 28, 2001, the outstanding loan commitments were approximately $1.9 billion. These loan commitments may be funded over a two- to three-year period provided these customers achieve specific business milestones and financial covenants.

    During the past couple of years, the Company has entered into several agreements to purchase or construct real estate, subject to the satisfaction of certain conditions. As of July 28, 2001, the total amount of commitments, if certain conditions are met, was approximately $1 billion.

10. SHAREHOLDERS' EQUITY

SHAREHOLDERS' RIGHTS PLAN

In June 1998, the Board of Directors approved a Shareholders' Rights Plan ("Rights Plan"). The Rights Plan is intended to protect shareholders' rights in the event of an unsolicited takeover attempt. It is not intended to prevent a takeover of the Company on terms that are favorable and fair to all shareholders and will not interfere with a merger approved by the Board of Directors. Each right entitles shareholders to buy a unit equal to a portion of a new share of Series A Preferred Stock of the Company. The rights will be exercisable only if a person or a group acquires or announces a tender or exchange offer to acquire 15% or more of the Company's common stock.

    In the event the rights become exercisable, the Rights Plan allows for Cisco shareholders to acquire, at an exercise price of $108 per right owned, stock of the surviving corporation having a market value of $217, whether or not Cisco is the surviving corporation. The rights, which expire in June 2008, are redeemable for $0.00017 per right at the approval of the Board of Directors.

PREFERRED STOCK

Under the terms of the Company's Articles of Incorporation, the Board of Directors may determine the rights, preferences, and terms of the Company's authorized but unissued shares of preferred stock.

COMPREHENSIVE INCOME (LOSS)

The components of comprehensive income (loss), net of tax, are as follows (in millions):

Years Ended                                            July 28, 2001    July 29, 2000    July 31, 1999
======================================================================================================
Net income (loss)                                         $(1,014)         $ 2,668          $ 2,023

Other comprehensive income (loss):

   Change in net unrealized gains on investments,
     net of tax of ($1,953), $1,762, and $144 in
     fiscal 2001, 2000, and 1999, respectively             (3,812)           3,240              234

   Other                                                        7               (8)               6
---------------------------------------------------------------------------------------------------

     Total                                                $(4,819)         $ 5,900          $ 2,263
===================================================================================================


11. EMPLOYEE BENEFIT PLANS

EMPLOYEE STOCK PURCHASE PLAN

The Company has an Employee Stock Purchase Plan (the "Purchase Plan") under which 222 million shares of common stock have been reserved for issuance. Eligible employees may purchase a limited number of shares of the Company's common stock at a discount of up to 15% of the market value at certain plan-defined dates. The Purchase Plan terminates on January 3, 2005. In fiscal 2001, 2000, and 1999, 13 million, 7 million, and 10 million shares, respectively, were issued under the Purchase Plan. At July 28, 2001, 110 million shares were available for issuance under the Purchase Plan.



38  CISCO SYSTEMS, INC. 2001 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

EMPLOYEE STOCK OPTION PLANS

The Company has two main stock option plans: the 1987 Stock Option Plan (the "Predecessor Plan") and the 1996 Stock Incentive Plan (the "1996 Plan").

    The Predecessor Plan was terminated in 1996. All outstanding options under the Predecessor Plan were transferred to the 1996 Plan. However, all outstanding options under the Predecessor Plan continue to be governed by the terms and conditions of the existing option agreements for those grants.

    The maximum number of shares issuable over the term of the 1996 Plan is limited to 1.98 billion shares. Such share reserve consists of the 620 million shares originally transferred from the Predecessor Plan plus the number of shares added to the reserve pursuant to the automatic share increases effected annually beginning in December 1996 and expires in December 2002. The share reserve will automatically increase on the first trading day of each December by an amount equal to 4.75% of the outstanding shares on the last trading day of the immediately preceding November.

    Although the Board of Directors has the authority to set other terms, the options will become exercisable for 20% or 25% of the option shares one year from the date of grant and then ratably over the following 48 or 36 months, respectively. Recent grants have utilized a 60-month ratable vesting schedule. Options granted under the 1996 Plan have an exercise price equal to the fair market value of the option shares on the grant date and expire no later than nine years from the grant date.

    In 1997, the Company adopted a Supplemental Stock Incentive Plan (the "Supplemental Plan") under which options can be granted or shares can be directly issued to eligible employees. Officers and members of the Company's Board of Directors are not eligible to participate in the Supplemental Plan. Nine million shares have been reserved for issuance under the Supplemental Plan, of which two million shares are subject to outstanding options, and two million shares have been issued in fiscal 2001. All option grants have an exercise price equal to the fair market value of the option shares on the grant date.

    The Company has, in connection with the acquisitions of various companies, assumed the stock option plans of each acquired company. During fiscal 2001, a total of approximately eight million shares of the Company's common stock have been reserved for issuance under the assumed plans and the related options are included in the following table.

    A summary of option activity follows (in millions, except per-share amounts):

                                                       Options Outstanding
                                                   ---------------------------
                                    Options                   Weighted-Average
                                   Available                   Exercise Price
                                   for Grant        Options       per Share
==============================================================================
BALANCE AT JULY 25, 1998              176             876          $ 6.25

Granted and assumed                  (245)            245           22.22

Exercised                              --            (210)           3.09

Canceled                               22             (22)          10.85

Additional shares reserved            359              --              --
------------------------------------------------------------------------------

BALANCE AT JULY 31, 1999              312             889           11.22

Granted and assumed                  (295)            295           52.10

Exercised                              --            (176)           5.75

Canceled                               37             (37)          22.70

Additional shares reserved            339              --              --
------------------------------------------------------------------------------

BALANCE AT JULY 29, 2000              393             971           24.19

Granted and assumed                  (320)            320           39.93

Exercised                              --            (133)           7.43

Canceled                               98             (98)          41.82

Additional shares reserved            351              --              --
------------------------------------------------------------------------------

BALANCE AT JULY 28, 2001              522           1,060          $29.41
==============================================================================



                                      CISCO SYSTEMS, INC. 2001 Annual Report  39

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


    The following table summarizes information concerning outstanding and exercisable options at July 28, 2001 (in millions, except number of years and per-share amounts):

                                             OPTIONS OUTSTANDING                                 OPTIONS EXERCISABLE
                           ---------------------------------------------------------     -----------------------------------
                                             Weighted-Average       Weighted-Average                       Weighted-Average
     Range of                 Number        Remaining Contractual     Exercise Price            Number      Exercise Price
  Exercise Prices          Outstanding        Life (in Years)           per Share             Exercisable      per Share
============================================================================================================================
 $ 0.01 -  8.39                226                4.45                  $  4.97                 214             $  5.07
   8.40 - 18.57                255                6.64                    13.98                 140               12.05
  18.58 - 50.38                338                7.52                    37.45                  86               28.32
  50.39 - 67.75                214                7.54                    55.85                  59               55.47
  67.76 - 74.94                 27                7.77                    69.35                   6               69.70
----------------------------------------------------------------------------------------------------------------------------

     Total                   1,060                6.66                  $ 29.41                 505             $ 17.62
----------------------------------------------------------------------------------------------------------------------------

At July 29, 2000 and July 31, 1999, 418 million and 370 million outstanding options, respectively, were exercisable. The weighted-average exercise prices for outstanding options were $9.22 and $5.75 at July 29, 2000 and July 31, 1999, respectively.

    The Company is required under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") to disclose pro forma information regarding option grants made to its employees based on specified valuation techniques that produce estimated compensation charges. These amounts have not been reflected in the Company's Consolidated Statements of Operations because no compensation charge arises when the price of the employees' stock options equals the market value of the underlying stock at the grant date, as in the case of options granted to the Company's employees. Pro forma information under SFAS 123 is as follows (in millions, except per-share amounts):

Years Ended                                                               July 28, 2001      July 29, 2000     July 31, 1999
============================================================================================================================
Net income (loss)--as reported                                               $  (1,014)         $   2,668         $   2,023
Net income (loss)--pro forma                                                 $  (2,705)         $   1,549         $   1,487
Basic net income (loss) per share--as reported                               $   (0.14)         $    0.39         $    0.30
Diluted net income (loss) per share--as reported                             $   (0.14)         $    0.36         $    0.29
Basic net income (loss) per share--pro forma                                 $   (0.38)         $    0.22         $    0.22
Diluted net income (loss) per share--pro forma                               $   (0.38)         $    0.21         $    0.21

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

                                        EMPLOYEE STOCK OPTION PLANS                    EMPLOYEE STOCK PURCHASE PLAN
                              -----------------------------------------------  ---------------------------------------------
                              July 28, 2001    July 29, 2000   July 31, 1999   July 28, 2001   July 29, 2000   July 31, 1999
=============================================================================  =============================================
Expected dividend                   0.0%            0.0%            0.0%            0.0%            0.0%            0.0%
Risk-free interest rate             5.4%            6.4%            5.1%            5.3%            5.3%            4.9%
Expected volatility                34.8%           33.9%           40.2%           35.0%           43.3%           47.2%
Expected life (in years)            3.1             3.1             3.1             0.5             0.5             0.5

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option pricing models require the input of highly subjective assumptions including the expected stock price volatility. The Company uses projected volatility rates, which are based upon historical volatility rates trended into future years. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's options. The weighted-average estimated fair values of employee stock options granted during fiscal 2001, 2000, and 1999 were $13.31, $19.44, and $8.40 per share, respectively.


40  CISCO SYSTEMS, INC. 2001 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Employee 401(k) Plans

The Company sponsors the Cisco Systems, Inc. 401(k) Plan (the "Plan") to provide retirement benefits for its employees. As allowed under Section 401(k) of the Internal Revenue Code, the Plan provides tax-deferred salary deductions for eligible employees. The Company also has other 401(k) plans that it sponsors. These plans arose from acquisitions of other companies and are not material to the Company on either an individual or aggregate basis.

    Employees may contribute from 1% to 15% of their annual compensation to the Plan, limited to a maximum annual amount as set periodically by the Internal Revenue Service. The Company matches employee contributions dollar for dollar up to a maximum of $1,500 per year per person. All matching contributions vest immediately. In addition, the Plan provides for discretionary contributions as determined by the Board of Directors. Such contributions to the Plan are allocated among eligible participants in the proportion of their salaries to the total salaries of all participants. The Company's matching contributions to the Plan totaled $45 million, $34 million, and $20 million in fiscal 2001, 2000, and 1999, respectively. No discretionary contributions were made in fiscal 2001, 2000, or 1999.

12. INCOME TAXES

The provision for income taxes consisted of (in millions):

Years Ended                            July 28, 2001    July 29, 2000    July 31, 1999
======================================================================================
Federal:
   Current                                $   581          $ 1,843          $ 1,164
   Deferred                                  (697)            (652)            (221)
--------------------------------------------------------------------------------------
                                             (116)           1,191              943
--------------------------------------------------------------------------------------
State:
   Current                                    157              282              112
   Deferred                                  (199)            (118)             (24)
--------------------------------------------------------------------------------------
                                              (42)             164               88
--------------------------------------------------------------------------------------
Foreign:
   Current                                    326              332              151
   Deferred                                   (28)             (12)              (2)
--------------------------------------------------------------------------------------
                                              298              320              149
--------------------------------------------------------------------------------------
   Total                                  $   140          $ 1,675          $ 1,180
--------------------------------------------------------------------------------------

The Company paid income taxes of $48 million, $327 million, and $301 million in fiscal 2001, 2000, and 1999, respectively. Income (loss) before provision for income taxes consisted of (in millions):

Years Ended                              July 28, 2001   July 29, 2000   July 31, 1999
======================================================================================
United States                               $(1,727)         $ 2,544         $ 2,092
International                                   853            1,799           1,111
--------------------------------------------------------------------------------------
   Total                                    $  (874)         $ 4,343         $ 3,203
--------------------------------------------------------------------------------------



                                      CISCO SYSTEMS, INC. 2001 Annual Report  41

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    The items accounting for the difference between income taxes computed at the federal statutory rate and the provision for income taxes consisted of:

Years Ended                                           July 28, 2001   July 29, 2000  July 31, 1999
==================================================================================================
Federal statutory rate                                    (35.0)%         35.0%          35.0%
Effect of:
   State taxes, net of federal tax benefit                 (2.4)           1.9            2.2
   Foreign sales corporation                               (1.8)          (1.9)          (1.6)
   Foreign income at other than U.S. rates                 (1.7)          (1.6)          (1.0)
   Nondeductible in-process R&D                            30.3            7.6            3.9
   Nondeductible goodwill                                  20.9            0.5             --
   Nondeductible deferred stock-based compensation          8.0             --             --
   Tax-exempt interest                                     (1.0)          (1.8)          (1.9)
   Tax credits                                             (2.5)          (1.6)          (1.2)
   Other, net                                               1.2            0.5            1.5
--------------------------------------------------------------------------------------------------
     Total                                                 16.0%          38.6%          36.9%
--------------------------------------------------------------------------------------------------

U.S. income taxes and foreign withholding taxes were not provided for on a cumulative total of $707 million of undistributed earnings for certain non-U.S. subsidiaries. The Company intends to reinvest these earnings indefinitely in operations outside the United States. The components of the deferred tax assets (liabilities) follow (in millions):

                                                                  July 28, 2001    July 29, 2000
==================================================================================================
ASSETS

Allowance for doubtful accounts and returns                          $   466          $   340
Lease reserves                                                           325               47
Loan reserves                                                            284               78
Inventory allowances and capitalization                                  706               94
Investment reserves                                                      274               78
In-process R&D, goodwill, and purchased intangible assets                400              265
Deferred revenue                                                         478              201
Credits and net operating loss carryforwards                             414            1,023
Other                                                                    230              423
--------------------------------------------------------------------------------------------------
   Gross deferred tax assets                                           3,577            2,549
   Valuation allowance                                                    --             (299)
--------------------------------------------------------------------------------------------------
     Total deferred tax assets                                         3,577            2,250
--------------------------------------------------------------------------------------------------

LIABILITIES

Purchased intangible assets                                             (266)            (257)
Unrealized gain on investments                                            (1)          (1,954)
Other                                                                   (187)             (80)
--------------------------------------------------------------------------------------------------
     Total deferred tax liabilities                                     (454)          (2,291)
--------------------------------------------------------------------------------------------------
       Total                                                         $ 3,123          $   (41)
--------------------------------------------------------------------------------------------------

The noncurrent portion of the deferred tax assets, which totaled $1.31 billion at July 28, 2001, is included in other assets.



42  CISCO SYSTEMS, INC. 2001 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    At July 29, 2000, the Company provided a valuation allowance on certain of its deferred tax assets because of uncertainty regarding their realizability due to expectation of future employee stock option exercises. As of July 28, 2001, the Company has removed the valuation allowance because it believes it is more likely than not that all deferred tax assets will be realized in the foreseeable future and was reflected as a credit to shareholders' equity.

    As of July 28, 2001, the Company's federal and state net operating loss carryforwards for income tax purposes were $70 million and $16 million, respectively. If not utilized, the federal net operating loss carryforwards will begin to expire in fiscal 2007, and the state net operating loss carryforwards will begin to expire in fiscal 2005. As of July 28, 2001, the Company's federal and state tax credit carryforwards for income tax purposes were $291 million and $151 million, respectively. If not utilized, the federal and state tax credit carryforwards will begin to expire in fiscal 2005.

    The Company's income taxes payable for federal, state, and foreign purposes have been reduced, and the deferred tax assets increased, by the tax benefits associated with dispositions of employee stock options. The Company receives an income tax benefit calculated as the difference between the fair market value of the stock issued at the time of exercise and the option price, tax effected. These benefits were credited directly to shareholders' equity and amounted to $1.75 billion, $3.08 billion, and $837 million for fiscal 2001, 2000, and 1999, respectively. Benefits reducing taxes payable amounted to $1.40 billion, $2.49 billion, and $837 million for fiscal 2001, 2000, and 1999, respectively. Benefits increasing gross deferred tax assets amounted to $358 million and $582 million in fiscal 2001 and 2000, respectively.

13. SEGMENT INFORMATION AND MAJOR CUSTOMERS

The Company's operations involve the design, development, manufacturing, marketing, and technical support of networking products and services. The Company offers end-to-end networking solutions for its customers. Cisco products include routers, LAN and ATM switches, dial-up access servers, and network-management software. These products, integrated by Cisco IOS(R) Software, link geographically dispersed LANs and WANs into complete end-to-end networks.

    The Company conducts business globally and is managed geographically. The Company's management relies on an internal management system that provides sales and standard cost information by geographic theater. Sales are attributed to a theater based on the ordering location of the customer. The Company's management makes financial decisions and allocates resources based on the information it receives from this internal management system. The Company does not allocate research and development, sales and marketing, or general and administrative expenses to its geographic theaters in this internal management system, as management does not use the information to measure the performance of the operating segments. Management does not believe that allocating these expenses is significant in evaluating a geographic theater's performance. Information from this internal management system differs from the amounts reported under generally accepted accounting principles due to certain corporate-level adjustments not included in the internal management system. These corporate-level adjustments are primarily sales adjustments relating to reserves for leases and structured loans, deferred revenue, two-tier distribution, and other timing differences. Based on established criteria, the Company has four reportable segments: the Americas; Europe, the Middle East, and Africa ("EMEA"); Asia Pacific; and Japan.



                                      CISCO SYSTEMS, INC. 2001 Annual Report  43

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    Summarized financial information by theater for fiscal 2001, 2000, and 1999, as taken from the internal management system previously discussed, is as follows (in millions):

Years Ended                               July 28, 2001     July 29, 2000      July 31, 1999
============================================================================================
Net sales:
   Americas                                  $ 15,130          $ 12,924          $  8,088
   EMEA                                         6,288             4,770             3,216
   Asia Pacific                                 2,384             1,705               825
   Japan                                        1,540               935               566
   Sales adjustments                           (3,049)           (1,406)             (522)
--------------------------------------------------------------------------------------------
     Total                                   $ 22,293          $ 18,928          $ 12,173
============================================================================================
Gross margin:
   Americas                                  $ 11,040          $  9,412          $  5,836
   EMEA                                         4,737             3,581             2,380
   Asia Pacific                                 1,665             1,215               586
   Japan                                        1,199               737               436
--------------------------------------------------------------------------------------------
     Standard margins                          18,641            14,945             9,238
   Sales adjustments                           (3,049)           (1,406)             (522)
   Cost of sales adjustments                      581               512                60
   Production overhead                           (615)             (455)             (255)
   Manufacturing variances and other
     related costs                             (4,486)           (1,414)             (607)
--------------------------------------------------------------------------------------------
     Total                                   $ 11,072          $ 12,182          $  7,914
============================================================================================


The net sales and standard margins by geographic theater differ from the amounts recognized under generally accepted accounting principles because the Company does not allocate certain sales adjustments, cost of sales adjustments, production overhead, and manufacturing variances and other related costs to the theaters. The above table reconciles the net sales and standard margins by geographic theater to net sales and gross margin as reported in the Consolidated Statements of Operations by including such adjustments.

    Enterprise-wide information provided on geographic sales is based on the ordering location of the customer. Net sales from non-U.S. subsidiaries which were included in the Americas theater amounted to $1.24 billion, $911 million, and $634 million for fiscal 2001, 2000, and 1999, respectively.

    Property and equipment information is based on the physical location of the assets. The following table presents property and equipment information for geographic areas (in millions):

                                          July 28, 2001     July 29, 2000      July 31, 1999
============================================================================================
Property and equipment, net:
   United States                             $1,966            $1,242            $  711
   International                                625               184               114
--------------------------------------------------------------------------------------------
     Total                                   $2,591            $1,426            $  825
============================================================================================



44  CISCO SYSTEMS, INC. 2001 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    The following table presents net sales for groups of similar products and services (in millions):

Years Ended                                 July 28, 2001     July 29, 2000     July 31, 1999
=============================================================================================
Net sales:
   Routers                                     $  8,655          $  7,611          $  5,196
   Switches                                      10,586             7,509             5,167
   Access                                         2,333             2,396             1,127
   Service                                        2,734             1,926             1,081
   Other                                          1,034               892               124
   Sales adjustments                             (3,049)           (1,406)             (522)
---------------------------------------------------------------------------------------------
     Total                                     $ 22,293          $ 18,928          $ 12,173
=============================================================================================

Substantially all of the Company's assets at July 28, 2001 and July 29, 2000 were attributable to U.S. operations. In fiscal 2001, 2000, and 1999, no single customer accounted for 10% or more of the Company's net sales.

14. NET INCOME (LOSS) PER SHARE

The following table presents the calculation of basic and diluted net income
(loss) per common share (in millions, except per-share amounts):

Years Ended                                 July 28, 2001     July 29, 2000     July 31, 1999
=============================================================================================
Net income (loss)                              $(1,014)           $ 2,668           $ 2,023
---------------------------------------------------------------------------------------------
Weighted-average shares--basic                   7,196              6,917             6,646
Effect of dilutive securities:
   Employee stock options                           --                521               416
=============================================================================================
Weighted-average shares--diluted                 7,196              7,438             7,062
=============================================================================================
Net income (loss) per share--basic             $ (0.14)           $  0.39           $  0.30
Net income (loss) per share--diluted           $ (0.14)           $  0.36           $  0.29
=============================================================================================

The dilutive potential common shares that were antidilutive for fiscal 2001 amounted to 348 million shares.

15. SUBSEQUENT EVENTS (UNAUDITED)

PENDING BUSINESS COMBINATIONS

The Company announced definitive agreements to acquire AuroraNetics, Inc. and Allegro Systems, Inc. for a total purchase price of approximately $331 million payable in common stock. These acquisitions will be accounted for as purchases and are expected to close in the first quarter of fiscal 2002.



                                      CISCO SYSTEMS, INC. 2001 Annual Report  45

REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Shareholders of Cisco Systems, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Cisco Systems, Inc. and its subsidiaries at July 28, 2001 and July 29, 2000, and the results of their operations and their cash flows for each of the three years in the period ended July 28, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


/s/ PricewaterhouseCoopers LLP
------------------------------
San Jose, California
August 7, 2001



46  CISCO SYSTEMS, INC. 2001 Annual Report

SUPPLEMENTARY FINANCIAL DATA AND STOCK MARKET INFORMATION (UNAUDITED) (In millions, except per-share amounts)

                           July 28,     April 28,     Jan. 27,    Oct. 28,      July 29,     April 29,    Jan. 29,     Oct. 30,
Quarters Ended               2001         2001          2001        2000         2000          2000         2000         1999
================================================================================================================================
Net sales                 $  4,298     $  4,728      $  6,748     $  6,519     $  5,720     $  4,933     $  4,357     $  3,918
Gross margin              $  2,436     $    328      $  4,167     $  4,141     $  3,662     $  3,172     $  2,818     $  2,530
Net income (loss)(1)      $      7     $ (2,693)     $    874     $    798     $    796     $    641     $    816     $    415
Net income (loss) per
 share--basic             $   0.00     $  (0.37)     $   0.12     $   0.11     $   0.11     $   0.09     $   0.12     $   0.06
Net income (loss) per
 share--diluted(1)        $   0.00     $  (0.37)     $   0.12     $   0.11     $   0.11     $   0.08     $   0.11     $   0.06
Market price range of
 common stock(2)
   High                   $  23.48     $  38.25      $  56.75     $  68.62     $  71.44     $  80.06     $  57.63     $  37.00
   Low                    $  16.20     $  13.62      $  33.31     $  49.81     $  50.55     $  54.75     $  35.00     $  29.38

Note 1: Cisco provides pro forma net income and pro forma net income per share data as an alternative for understanding its operating results. These measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from pro forma measures used by other companies. For further discussion on Cisco's pro forma results, refer to the Selected Financial Data section on page 13. Pro forma net income and pro forma net income per share--diluted are calculated as follows:

                                July 28,    April 28,    Jan. 27,     Oct. 28,     July 29,     April 29,   Jan. 29,   Oct. 30,
Quarters Ended                    2001        2001         2001         2000         2000         2000        2000       1999
===============================================================================================================================
Net income (loss)                $   7      $(2,693)     $   874      $   798      $   796      $   641      $ 816      $ 415
In-process research and
  development                       --          109          237          509          461          488         43        381
Payroll tax on stock
  option exercises                   5           10           18           22           26           25         --         --
Acquisition-related costs           --           --           --           --           37           --         25         --
Amortization of deferred
  stock-based compensation          49           70           30            6           --           --         --         --
Amortization of goodwill and
  purchased intangible assets      298          276          256          225          169           51         47         24
Net gains realized on
  minority investments              --           --           --         (190)        (344)        (156)       (31)        --
Restructuring costs and
  other special charges             --        1,170           --           --           --           --         --         --
Excess inventory charge             --        2,249           --           --           --           --         --         --
Excess inventory benefit          (187)          --           --           --           --           --         --         --
Income tax effect                   (9)        (961)         (85)          (7)          53          (44)        (3)        (6)
-------------------------------------------------------------------------------------------------------------------------------
  Pro forma net income           $ 163      $   230      $ 1,330      $ 1,363      $ 1,198      $ 1,005      $ 897      $ 814
===============================================================================================================================
  Pro forma net income
     per share--diluted          $0.02      $  0.03      $  0.18      $  0.18      $  0.16      $  0.13      $0.12      $0.11
===============================================================================================================================

Note 2: Cisco common stock is traded on the NASDAQ National Market under the symbol CSCO. All stock prices are closing prices for each period indicated, adjusted for stock splits. The Company has never paid cash dividends on its common stock and has no present plans to do so. There were 73,521 registered shareholders of record at July 28, 2001.


                                      CISCO SYSTEMS, INC. 2001 Annual Report  47