Form 10-K, Exhibit 13
period 2002-07-27
CISCO SYSTEMS INC
filed 2002-09-18
CIK 858877

Exhibit 13

Selected Financial Data
 Five Years Ended July 27, 2002 (In millions, except per-share amounts)

	July 27, 2002	July 28, 2001	July 29, 2000	July 31, 1999	July 25, 1998

Net sales	$18,915	$22,293	$18,928	$12,173	$8,489
Net income (loss)	$1,893	$(1,014)	$2,668	$2,023	$1,331
Net income (loss) per share—basic	$0.26	$(0.14)	$0.39	$0.30	$0.21
Net income (loss) per share—diluted(1)	$0.25	$(0.14)	$0.36	$0.29	$0.20
Shares used in per-share calculation—basic	7,301	7,196	6,917	6,646	6,312
Shares used in per-share calculation—diluted(1)	7,447	7,196	7,438	7,062	6,658
Cash and cash equivalents and total investments	$21,456	$18,517	$20,499	$10,214	$5,793
Total assets	$37,795	$35,238	$32,870	$14,893	$9,043

Note 1: Diluted net income per share is computed using the weighted-average number of common shares and dilutive potential common shares outstanding during the period. Diluted net loss per share is computed using the weighted-average number of common shares and excludes dilutive potential common shares, as their effect is antidilutive. The weighted-average dilutive potential common shares which were antidilutive for fiscal 2001 amounted to 348 million shares.

13 Cisco Systems, Inc. 2002 Annual Report

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements

This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements regarding future events and our future results that are based on current expectations, estimates, forecasts, and projections about the industries in which we operate and the beliefs and assumptions of our management. Words such as “expects,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words, and similar expressions are intended to identify such forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and are subject to risks, uncertainties, and assumptions that are difficult to predict. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Readers are referred to risks and uncertainties identified below, as well as on the inside cover of this Annual Report and in the documents filed by us with the Securities and Exchange Commission, specifically the most recent reports on Forms 10-K, 10-Q, and 8-K, each as it may be amended from time to time. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires management to make judgments, assumptions, and estimates that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Note 2 to the Consolidated Financial Statements describes the significant accounting policies and methods used in the preparation of the Consolidated Financial Statements. Estimates are used for, but not limited to, the accounting for the allowance for doubtful accounts and sales returns, inventory allowances, warranty costs, investment impairments, goodwill impairments, contingencies, restructuring costs and other special charges, and taxes. Actual results could differ materially from these estimates. The following critical accounting policies are impacted significantly by judgments, assumptions, and estimates used in the preparation of the Consolidated Financial Statements.

     The allowance for doubtful accounts is based on our assessment of the collectibility of specific customer accounts and the aging of the accounts receivable. If there were a deterioration of a major customer’s creditworthiness, or actual defaults were higher than our historical experience, our estimates of the recoverability of amounts due to us could be overstated, which could have an adverse impact on our revenue.

     A reserve for sales returns is established based on historical trends in product return rates. If the actual future returns were to deviate from the historical data on which the reserve had been established, our revenue could be adversely affected.

     Inventory purchases and commitments are based upon future demand forecasts. If there were to be a sudden and significant decrease in demand for our products, or if there were a higher incidence of inventory obsolescence because of rapidly changing technology and customer requirements, we could be required to increase our inventory allowances and our gross margins could be adversely affected.

     We accrue for warranty costs based on historical trends in product return rates and the expected material and labor costs to provide warranty services. If we were to experience an increase in warranty claims compared with our historical experience, or costs of servicing warranty claims were greater than the expectations on which the accrual had been based, our gross margins could be adversely affected.

     We have experienced significant volatility in the market prices of our publicly traded equity investments. These investments are recorded on the Consolidated Balance Sheets at fair value with unrealized gains and losses reported as a separate component of accumulated other comprehensive income (loss), net of any related tax effect. We recognize an impairment charge in the Consolidated Statements of Operations when the decline in the fair value of our publicly traded equity investments below their cost basis is judged to be other-than-temporary. We consider various factors in determining whether we should recognize an impairment charge including, but not limited to, the length of time and extent to which the fair value has been less than our cost basis, the financial condition and near-term prospects of the issuer, and our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value. The ultimate value realized on these equity investments is subject to market price volatility until they are sold.

     We perform goodwill impairment tests on an annual basis and between annual tests in certain circumstances for each reporting unit, which are the operating segments as described in Note 12 to the Consolidated Financial Statements. In response to changes in industry and market conditions, we may be required to strategically realign our resources and consider restructuring, disposing, or otherwise exiting businesses, which could result in an impairment of goodwill.

     We are subject to the possibility of various loss contingencies arising in the ordinary course of business. We consider the likelihood of loss or impairment of an asset or the incurrence of a liability, as well as our ability to reasonably estimate the amount of loss in determining loss contingencies. An estimated loss contingency is accrued when it is probable that an asset has been impaired or a liability has been incurred and the amount of loss can be reasonably estimated. We regularly evaluate current information available to us to determine whether such accruals should be adjusted.

14 Cisco Systems, Inc. 2002 Annual Report

Comparison of Fiscal 2002 and 2001

Net Sales

We manage our business based on four geographic theaters: the Americas; Europe, the Middle East, and Africa (“EMEA”); Asia Pacific; and Japan. Net sales, which include product and service revenue, for each theater are summarized in the following table (in millions, except percentages):

	AMOUNT		PERCENTAGE OF NET SALES

Years Ended	July 27, 2002	July 28, 2001	July 27, 2002	July 28, 2001

Net sales:
Americas	$11,083	$12,740	58.6%	57.2%
EMEA	4,837	5,903	25.6%	26.5%
Asia Pacific	1,673	2,193	8.8%	9.8%
Japan	1,322	1,457	7.0%	6.5%

Total	$18,915	$22,293	100.0%	100.0%

Net sales in fiscal 2002 decreased by $3.4 billion or 15.2% from $22.3 billion in fiscal 2001 to $18.9 billion. The decrease was primarily related to a decline in net product sales resulting from unfavorable global economic conditions and reduced levels of information technology-related capital spending compared with a year ago. The economic slowdown has had a significant impact on the telecommunications industry.

Product Revenue

From a geographic perspective, net product sales in the Americas theater, which include the United States, Canada, Mexico, and Latin America, decreased by $1.7 billion or 17.3% from $10.0 billion in fiscal 2001 to $8.3 billion in fiscal 2002 and represented 52.8% of our total product sales. The decrease was primarily related to the decline in net product sales in the service provider market, in particular the Incumbent Local Exchange Carriers (ILEC) and Interexchange Carriers (IXC) sectors. The slowdown in the U.S. economy, over-capacity, changes in the service provider market, and constraints on information technology-related capital spending have had a significant adverse effect on many of our service provider customers. The enterprise market experienced a lower decrease in net product sales as compared with the service provider market primarily because of the need for large corporations, specifically in the manufacturing, health care, education, and retail sectors, and the U.S. government, to maintain their networks.

     Net product sales in EMEA in fiscal 2002 decreased by $1.4 billion or 23.1% from $5.9 billion in fiscal 2001 to $4.5 billion and represented 29.0% of our total product sales. Similar to the Americas theater, the decrease in net product sales was related to the slowdown in the European telecommunications sector and the enterprise market due to companies closely managing their capital spending.

     Net product sales in Asia Pacific in fiscal 2002 decreased by $600 million or 27.4% from $2.2 billion in fiscal 2001 to $1.6 billion and represented 10.2% of our total product sales. The decrease was primarily related to the decline in net product sales in the enterprise and service provider markets, in particular the service provider market in China, which experienced increased consolidation and restructuring.

     Net product sales in Japan in fiscal 2002 decreased by $196 million or 13.5% from $1.5 billion in fiscal 2001 to $1.3 billion and represented the remaining 8.0% of our total product sales. The decrease was primarily related to contractions in the electronics sector partially offset by net product sales to the government sector.

     The following table presents net sales for groups of similar products and services (in millions):

Years Ended	July 27, 2002	July 28, 2001

Net sales:
Routers	$5,607	$7,179
Switches	7,560	8,979
Access	980	1,855
Other	1,522	1,546

Product	15,669	19,559
Service	3,246	2,734

Total	$18,915	$22,293

Cisco Systems, Inc. 2002 Annual Report 15

Management’s Discussion and Analysis of Financial Condition and Results of Operations

     Net product sales related to routers, which represented 35.8% of our total product sales in fiscal 2002, decreased by $1.6 billion or 21.9% from $7.2 billion in fiscal 2001 to $5.6 billion primarily due to decreases in sales of our high-end and edge routers. Net product sales related to switches, which represented 48.2% of our total product sales in fiscal 2002, experienced a decrease of $1.4 billion or 15.8% from $9.0 billion in fiscal 2001 to $7.6 billion primarily due to decreases in sales of our modular and WAN multiservice switches. Net product sales related to access products, which represented 6.3% of our total product sales in fiscal 2002, decreased by $875 million or 47.2% from $1.9 billion in fiscal 2001 to $980 million primarily related to decreases in sales of our access concentrators and digital subscriber line access multiplexer (DSLAM) products.

Service Revenue

     Net service revenue in fiscal 2002 increased by $512 million or 18.7% from $2.7 billion in fiscal 2001 to $3.2 billion. The increase in net service revenue was primarily related to technical support, which provides maintenance and problem resolution services for our products. In addition, revenue from consultative support of our technologies for specific customer networking needs increased. During fiscal 2002, service contract renewals associated with product sales increased compared with the prior fiscal year. Net service revenue is generally deferred and, in most cases, recognized ratably over the service period obligations, which are typically one to three years.

Gross Margin

     The following table shows the standard margin for each theater and the total gross margin (in millions, except percentages):

	AMOUNT		STANDARD MARGIN

Years Ended	July 27, 2002	July 28, 2001	July 27, 2002	July 28, 2001

Gross margin:
Americas	$8,422	$9,118	76.0%	71.6%
EMEA	3,856	4,413	79.7%	74.8%
Asia Pacific	1,368	1,508	81.8%	68.8%
Japan	1,060	1,134	80.2%	77.8%

Standard margin	14,706	16,173	77.7%	72.5%
Production overhead	(651)	(615)
Manufacturing variances and other related costs	(2,042)	(4,486)

Total	$12,013	$11,072

Standard margin varies due to a number of reasons including, but not limited to, shifts in product mix, sales discounts, and sales channels. Production overhead is primarily related to labor, depreciation on equipment, and facilities charges associated with manufacturing activities. Manufacturing variances and other related costs are primarily related to provision for inventory, which included the additional excess inventory charge of $2.2 billion in fiscal 2001 as discussed below, as well as freight and other nonstandard costs.

     Gross margin for product and service in fiscal 2002 and 2001 was as follows (in millions, except percentages):

	AMOUNT		PERCENTAGE

Years Ended	July 27, 2002	July 28, 2001	July 27, 2002	July 28, 2001

Gross margin:
Product	$9,755	$9,361	62.3%	47.9%
Service	2,258	1,711	69.6%	62.6%

Total	$12,013	$11,072	63.5%	49.7%

Product Gross Margin

The increase in product gross margin from 47.9% in fiscal 2001 to 62.3% in fiscal 2002 was primarily related to the effect of a charge for additional excess inventory of $2.2 billion recorded in the third quarter of fiscal 2001 and benefits recognized thereafter as described below. Excluding the additional excess inventory charge and the subsequent benefits, product gross margin was 58.9% in fiscal 2002, compared with 58.4% in fiscal 2001. The slight increase in product gross margin of 0.5% was primarily due to lower component costs that were partially offset by lower shipment volumes.

16 Cisco Systems, Inc. 2002 Annual Report

     Because of a sudden and significant decrease in demand for our products in the third quarter of fiscal 2001, inventory levels exceeded our estimated requirements based on demand forecasts and an additional excess inventory charge of $2.2 billion was recorded in accordance with our accounting policy. In fiscal 2002, the provision for inventory was reduced by a $525 million benefit related to inventory used to manufacture products sold in excess of our expectations and the settlement of purchase commitments for less than the estimated amount previously included as part of the additional excess inventory charge (see Note 4 to the Consolidated Financial Statements). The following is a summary of the change in the additional excess inventory reserve (in millions):

	Excess Inventory	Excess Inventory
	Reserve	Benefit

Initial charge in the third quarter of fiscal 2001	$2,249
Usage:
Inventory scrapped	(105)	$–
Sale of inventory	(89)	9
Inventory utilized	(49)	49
Settlement of purchase commitments	(329)	129

	(572)	$187

Reserve balance as of July 28, 2001	1,677
Usage:
Inventory scrapped	(975)	$–
Sale of inventory	(64)	14
Inventory utilized	(408)	408
Settlement of purchase commitments	(173)	103

	(1,620)	$525

Reserve balance as of July 27, 2002	$57

Product gross margin may be adversely affected in the future by increases in material or labor costs, excess inventory and obsolescence charges, changes in shipment volume, loss of cost savings due to changes in component pricing, charges incurred due to inventory holding periods if parts ordering does not correctly anticipate product demand, price competition, and changes in channels of distribution or in the mix of products sold. If warranty costs associated with our products are greater than we have experienced, product gross margin may also be adversely affected. Product gross margin may also be affected by geographic mix, as well as the mix of configurations within each product group.

     Two-tier distribution channels are given privileges to return a portion of inventory, receive credits for changes in selling prices, and participate in various cooperative marketing programs. In addition, increasing two-tier distribution channels generally results in greater difficulty in forecasting the mix of our products and, to a certain degree, the timing of orders from our customers. We recognize revenue to two-tier distributors based on information provided by our distributors and also maintain accruals and allowances for all cooperative marketing and other programs.

Service Gross Margin

The increase in service gross margin from 62.6% in fiscal 2001 to 69.6% in fiscal 2002 was primarily due to higher service revenue and cost efficiencies in the delivery of our services. Service gross margin will typically experience some variability over time due to various factors, such as the changes in mix between technical support and consultative services, as well as the timing of contract renewals.

Research and Development, Sales and Marketing, and General and Administrative Expenses

Research and development (“R&D”), sales and marketing, and general and administrative (“G&A”) expenses are summarized in the following table (in millions, except percentages):

	AMOUNT		PERCENTAGE OF NET SALES

Years Ended	July 27, 2002	July 28, 2001	July 27, 2002	July 28, 2001

Research and development	$3,448	$3,922	18.2%	17.6%
Sales and marketing	$4,264	$5,296	22.5%	23.8%
General and administrative	$618	$778	3.3%	3.5%

Cisco Systems, Inc. 2002 Annual Report 17

Management’s Discussion and Analysis of Financial Condition and Results of Operations

     In the third quarter of fiscal 2001, we announced a restructuring program to prioritize our initiatives around a focus on profit contribution, high-growth areas of our business, reduction of expenses, and improved efficiency. This restructuring program included a worldwide workforce reduction, consolidation of excess facilities, and restructuring of certain business functions. For additional information regarding the restructuring program, see Note 4 to the Consolidated Financial Statements. During the third quarter of fiscal 2002, we increased the restructuring liabilities related to the consolidation of excess facilities and other charges by $93 million due to changes in real estate market conditions. The increase in the restructuring liabilities related to the consolidation of excess facilities and other charges was recorded as R&D ($39 million), sales and marketing ($42 million), and G&A ($8 million) expenses and cost of sales ($4 million) in the Consolidated Statements of Operations.

     R&D, sales and marketing, and G&A expenses decreased in absolute dollars from the prior fiscal year primarily due to the impact of the restructuring program and cost control measures to contain hiring and to reduce discretionary spending. Total R&D, sales and marketing, and G&A expenses in the fourth quarter of fiscal 2002 decreased by approximately $600 million compared with the quarter prior to the restructuring charge.

     R&D expenses in fiscal 2002 were $3.4 billion, compared with $3.9 billion in fiscal 2001, a decrease of $474 million or 12.1%. A significant portion of the decrease in R&D expenses was due to lower expenditures on prototypes, lower depreciation on lab equipment, and reduced discretionary spending. We have continued to invest in R&D efforts in a wide variety of areas such as data, voice, and video over IP; advanced access and aggregation technologies such as cable, wireless, and other broadband technologies; advanced enterprise switching; optical transport; storage networking; content networking; security; network management; and advanced core and edge routing technologies; among others. We have also continued to purchase or license technology in order to bring a broad range of products to market in a timely fashion. If we believe that we are unable to enter a particular market in a timely manner with internally developed products, we may license technology from other businesses or acquire businesses as an alternative to internal R&D. All of our R&D costs have been expensed as incurred.

     Sales and marketing expenses in fiscal 2002 were $4.3 billion, compared with $5.3 billion in fiscal 2001, a decrease of $1.0 billion or 19.5%. The decrease in sales and marketing expenses was primarily due to a decrease in the size of our sales force and marketing organization, reduced marketing and advertising investments, and reduced general promotional and marketing program expenses.

     G&A expenses in fiscal 2002 were $618 million, compared with $778 million in fiscal 2001, a decrease of $160 million or 20.6%. The decrease in G&A expenses was primarily related to the reductions in investments in infrastructure, personnel in support and administrative functions, and discretionary spending.

Amortization of Goodwill

We elected to early-adopt Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”), effective the beginning of fiscal 2002. SFAS 142 requires goodwill to be tested for impairment on an annual basis and between annual tests in certain circumstances, and written down when impaired, rather than amortized as previous accounting standards required. In accordance with SFAS 142, we ceased amortizing goodwill. Based on the impairment tests performed, there was no impairment of goodwill in fiscal 2002. There can be no assurance that future goodwill impairment tests will not result in a charge to earnings. For additional information regarding SFAS 142, see Note 2 to the Consolidated Financial Statements.

Amortization of Purchased Intangible Assets

Amortization of purchased intangible assets included in operating expenses was $699 million in fiscal 2002, compared with $365 million in fiscal 2001. The increase in the amortization of purchased intangible assets was primarily related to additional amortization from recent acquisitions, accelerated amortization for certain technology and patent intangibles due to a reduction in their estimated useful lives, and a write down of certain technology and patent intangibles. This write down totaled $159 million and was due to the continued downturn in the optical market primarily related to the reduced demand for long haul products, resulting in a significant adverse impact on the expected future cash flows of these purchased intangible assets. For additional information regarding purchased intangible assets, see Note 3 to the Consolidated Financial Statements.

In-Process Research and Development

The amount expensed to in-process research and development (“in-process R&D”) was related to our purchase acquisitions and was expensed upon acquisition because technological feasibility had not been established and no future alternative uses existed (see Note 3 to the Consolidated Financial Statements). The fair value of the existing purchased technology and patents, as well as the technology under development, was determined using the income approach, which discounts expected future cash flows to present value. The discount rates used in the present value calculations were typically derived from a weighted-average cost of capital analysis and venture capital surveys, adjusted upward to reflect additional risks inherent in the development life cycle. We consider the pricing model for products related to these acquisitions to be standard within the high-technology communications equipment industry. However, we do not expect to achieve a material amount of expense reductions as a result of integrating the acquired in-process technology. Therefore, the valuation assumptions do not include significant anticipated cost savings.

18 Cisco Systems, Inc. 2002 Annual Report

     The development of these technologies remains a significant risk due to the remaining efforts to achieve technical viability, rapidly changing customer markets, uncertain standards for new products, and significant competitive threats from numerous companies. The nature of the efforts to develop these technologies into commercially viable products consists principally of planning, designing, experimenting, and testing activities necessary to determine that the technologies can meet market expectations, including functionality and technical requirements. Failure to bring these products to market in a timely manner could result in a loss of market share or a lost opportunity to capitalize on emerging markets, and could have a material adverse impact on our business and operating results.

     The following table summarizes the key assumptions underlying the valuations for our significant purchase acquisitions completed in fiscal 2002 and 2001 (in millions, except percentages):

	Estimated Cost to	Risk-Adjusted
	Complete Technology at	Discount Rate for
Acquired Company	Time of Acquisition	In-Process R&D

FISCAL 2002
Allegro Systems, Inc.	$5	52.5%
AuroraNetics, Inc.	$2	35.0%
Hammerhead Networks, Inc.	$2	23.0%
Navarro Networks, Inc.	$1	23.0%

FISCAL 2001
IPmobile, Inc.	$15	42.5%
NuSpeed, Inc.	$6	40.0%
IPCell Technologies, Inc.	$10	30.0%
PixStream Incorporated	$2	35.0%
Active Voice Corporation	$5	40.0%
Radiata, Inc.	$3	30.0%

The assumptions primarily consist of an expected completion date for the in-process projects, estimated costs to complete the projects, revenue and expense projections assuming the products have entered the market, and discount rates based on the risks associated with the development life cycle of the in-process technology acquired. Failure to achieve the expected levels of revenue and net income from these products will negatively impact the return on investment expected at the time that the acquisitions were completed and may result in impairment charges. Actual results from the acquired companies to date did not have a material adverse impact on our business and operating results except for certain purchase acquisitions where the purchased intangible assets were impaired and written down as reflected in the Consolidated Statements of Operations.

Interest and Other Income (Loss), Net

Interest and other income (loss), net, is summarized in the following table (in millions):

Years Ended	July 27, 2002	July 28, 2001

Interest income	$895	$967
Other income (loss), net	(1,104)	163

Total	$(209)	$1,130

Interest income was $895 million in fiscal 2002, compared with $967 million in fiscal 2001. The decrease in interest income was primarily due to lower average interest rates.

     Other income (loss) primarily consists of net realized gains (losses) and impairment charges on investments, as well as provision for losses on investments in privately held companies. Other income (loss) was ($1.1) billion in fiscal 2002, compared with $163 million in fiscal 2001. The net loss in fiscal 2002 included a charge of $858 million recorded in the first quarter related to the impairment of certain publicly traded equity securities in our investment portfolio. This impairment charge was due to the decline in the fair value of our publicly traded equity investments below the cost basis that was judged to be other-than-temporary.

Cisco Systems, Inc. 2002 Annual Report 19

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Provision for Income Taxes

The effective tax rate was 30.1% for fiscal 2002 and (16.0%) for fiscal 2001. The effective tax rate differs from the statutory rate primarily due to the impact of nondeductible in-process R&D, acquisition-related costs, research and experimentation tax credits, state taxes, and the tax impact of non-U.S. operations.

     Our future effective tax rates could be adversely affected by earnings being lower than anticipated in countries where we have lower statutory rates, changes in the valuation of our deferred tax assets or liabilities, or changes in tax laws or interpretations thereof. In addition, we are subject to the examination of our income tax returns by the Internal Revenue Service and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes.

Comparison of Fiscal 2001 and 2000

Net product revenue in fiscal 2001 was $19.6 billion, compared with $17.0 billion in fiscal 2000, an increase of 15.0%. The increase in net product revenue was primarily a result of increased unit sales of router and switch products, growth in the sales of add-on boards that provide increased functionality, and optical transport products.

     Net service revenue in fiscal 2001 was $2.7 billion, compared with $1.9 billion in fiscal 2000, an increase of 42.0%. The increase in net service revenue was primarily related to an increase in product sales and installed base of equipment needing maintenance support.

     Gross margin in fiscal 2001 was 49.7%, compared with 64.4% in fiscal 2000. The decrease in the gross margin was primarily due to an additional excess inventory charge that was recorded in the third quarter of fiscal 2001, as previously discussed.

     R&D, sales and marketing, and G&A expenses are summarized in the following table (in millions, except percentages):

	AMOUNT		PERCENTAGE OF NET SALES

Years Ended	July 28, 2001	July 29, 2000	July 28, 2001	July 29, 2000

Research and development	$3,922	$2,704	17.6%	14.3%
Sales and marketing	$5,296	$3,946	23.8%	20.8%
General and administrative	$778	$633	3.5%	3.3%

The increase in R&D, sales and marketing, and G&A expenses compared with fiscal 2000 was consistent with our overall increase in net sales during the first half of fiscal 2001. R&D, sales and marketing, and G&A expenses as a percentage of net sales for fiscal 2001 increased compared with the prior fiscal year primarily due to a decline in net sales during the second half of fiscal 2001.

     R&D expenses in fiscal 2001 increased by 45.0% from fiscal 2000. The increase reflected our R&D efforts in a wide variety of areas. A significant portion of the increase was due to the addition of new personnel, partly through acquisitions, as well as higher expenditures on prototypes and depreciation on additional lab equipment.

     Sales and marketing expenses in fiscal 2001 increased by 34.2% from fiscal 2000. The increase in sales and marketing expenses was primarily due to an increase in the size of our direct sales force and related commissions, additional marketing and advertising investments associated with existing and new product introductions, the expansion of distribution channels and markets, and general corporate branding.

     G&A expenses in fiscal 2001 increased by 22.9% from fiscal 2000. The increase in G&A expenses was primarily related to the addition of new personnel and investments in infrastructure.

     During fiscal 2001, we recorded restructuring costs and other special charges of $1.2 billion and an additional excess inventory charge of $2.2 billion. For additional information regarding the restructuring program, see Note 4 to the Consolidated Financial Statements.

     Amortization of goodwill was $690 million in fiscal 2001, compared with $154 million in fiscal 2000. Amortization of purchased intangible assets included in operating expenses was $365 million in fiscal 2001, compared with $137 million in fiscal 2000. Amortization of goodwill and purchased intangible assets increased as we acquired companies and technologies.

     Interest and other income (loss), net, was $1.1 billion in both fiscal 2001 and 2000. Interest income increased in fiscal 2001 to $967 million, compared with $615 million in fiscal 2000. The increase in interest income was primarily related to the general increase in cash and investments generated from our operations. Other income (loss) decreased in fiscal 2001 to $163 million, compared with $493 million in fiscal 2000. The decrease in other income (loss) was primarily related to lower net realized gains on investments.

     The effective tax rate was (16.0%) for fiscal 2001 and 38.6% for fiscal 2000. The effective tax rate differs from the statutory rate primarily due to the impact of nondeductible in-process R&D, acquisition-related costs, research and experimentation tax credits, state taxes, and the tax impact of non-U.S. operations.

20 Cisco Systems, Inc. 2002 Annual Report

Recent Accounting Pronouncements

In October 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”). SFAS 144 establishes a single accounting model, based on the framework established in Statement of Financial Accounting Standards No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of” (“SFAS 121”), for long-lived assets to be disposed of by sale, and resolves implementation issues related to SFAS 121. We are required to adopt SFAS 144 no later than the first quarter of fiscal 2003. We do not expect the adoption of SFAS 144 to have a material impact on our operating results or financial position.

     In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”). SFAS 146 requires that a liability for costs associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002. We do not expect the adoption of SFAS 146 to have a material impact on our operating results or financial position.

Liquidity and Capital Resources

The following sections discuss the effects of the changes in our balance sheets, cash flows, and commitments on our liquidity and capital resources.

Balance Sheet and Cash Flows

Cash and Cash Equivalents and Total Investments Cash and cash equivalents and total investments were $21.5 billion at July 27, 2002, an increase of $2.9 billion or 15.9% from $18.5 billion at July 28, 2001. The increase was primarily a result of cash provided by operating activities of $6.6 billion and cash provided by the issuance of common stock of $655 million. This increase was partially offset by cash used in capital expenditures of $2.6 billion primarily related to the purchase of land and buildings under synthetic lease agreements as discussed below, cash used for the repurchase of common stock of $1.9 billion, and a net decrease of approximately $500 million in the fair value of investments (see Quantitative and Qualitative Disclosures About Market Risk).

     We expect that cash provided by operating activities may fluctuate in future periods as a result of a number of factors, including fluctuations in our operating results, shipment linearity, accounts receivable collections, inventory management, and the timing of tax and other payments. For additional discussion, see the Risk Factors section in our Form 10-K.

Accounts Receivable, Net Accounts receivable was $1.1 billion at July 27, 2002, a decrease of $361 million or 24.6% from $1.5 billion at July 28, 2001. Days sales outstanding (“DSO”) in receivables decreased to 21 days at July 27, 2002 from 31 days at July 28, 2001. The decrease in accounts receivable and DSO was primarily due to shipment linearity and collections performance. Our targeted range for DSO performance is 40 to 50 days.

Inventories, Net Inventories were $880 million at July 27, 2002, a decrease of $804 million or 47.7% from $1.7 billion at July 28, 2001. Inventories consist of raw materials, work in process, finished goods, and demonstration systems. Approximately 37.4% of our finished goods inventory was located at distributor sites. Inventory turns, excluding the additional excess inventory benefits previously discussed, were 7.1 turns in the fourth quarter of fiscal 2002 and 4.6 turns in the fourth quarter of fiscal 2001. The improved inventory levels and associated inventory turns reflected our ongoing inventory management efforts. Inventory management remains an area of focus as we balance the need to maintain strategic inventory levels to ensure competitive lead times against the risk of inventory obsolescence because of rapidly changing technology and customer requirements.

Property and Equipment, Net Property and equipment were $4.1 billion at July 27, 2002, an increase of $1.5 billion or 58.3% from $2.6 billion at July 28, 2001. In fiscal 2002, we elected to purchase all of the land and buildings, as well as sites under construction, under synthetic lease agreements. The total purchase price was approximately $1.9 billion and was primarily funded by the liquidation of restricted investments and lease deposits. As a result, we no longer have any sites under such synthetic lease agreements.

Commitments

Certain Investments in Privately Held Companies We have entered into investment agreements with two privately held companies, AYR Networks, Inc. (“AYR”) and Andiamo Systems, Inc. (“Andiamo”).

     On July 25, 2002, we announced a definitive agreement to acquire the remaining interests of AYR for a purchase price of approximately $113 million payable in common stock. This acquisition will be accounted for under the purchase method and is expected to close in the first quarter of fiscal 2003.

Cisco Systems, Inc. 2002 Annual Report 21

Management’s Discussion and Analysis of Financial Condition and Results of Operations

     In the case of Andiamo, as of July 27, 2002, we had an option to acquire the remaining interests not owned by us for consideration consisting of shares of our common stock. In addition, Andiamo had a put option enabling them to require us to acquire the remaining interests not owned by us, subject to the fulfillment of various conditions, including the achievement of specified technology and other milestones. As of July 27, 2002, we funded $63 million of our $84 million investment commitment to Andiamo. Upon full funding of the commitment and based on certain terms and conditions, we will hold a promissory note that is convertible into approximately 44% of the equity of Andiamo. We are also committed to provide additional funding to Andiamo through the closing of the acquisition of approximately $100 million. Since making our initial investment in the third quarter of fiscal 2001, we have expensed the entire amount funded as R&D costs, as if such expenses constituted our development costs.

     On August 19, 2002, we entered into a definitive agreement to acquire Andiamo, which represented the exercise of our rights (see Note 14 to the Consolidated Financial Statements).

Purchase Commitments with Contract Manufacturers and Suppliers We use several contract manufacturers and suppliers to provide manufacturing services for our products. During the normal course of business, in order to reduce manufacturing lead times and ensure adequate component supply, we enter into agreements with certain contract manufacturers and suppliers that allow them to procure inventory based upon criteria as defined by us. As of July 27, 2002, we have purchase commitments for inventory of approximately $800 million.

Other Commitments In fiscal 2001, we entered into an agreement to invest approximately $1.0 billion in venture funds managed by SOFTBANK Corp. and its affiliates (“SOFTBANK”). These venture funds are required to be funded upon demand by SOFTBANK. As of July 27, 2002, we have funded $100 million of this investment commitment.

     We provide structured financing to certain qualified customers to be used for the purchase of equipment and other needs through our wholly-owned subsidiary, Cisco Systems Capital Corporation. At July 27, 2002, the outstanding loan commitments were approximately $948 million, subject to the customers achieving certain financial covenants, of which approximately $209 million was eligible for draw down. These loan commitments may be funded over a two- to three-year period, provided that these customers achieve specific business milestones and financial covenants.

     We have entered into several agreements to purchase or construct real estate, subject to the satisfaction of certain conditions. As of July 27, 2002, the total amount of commitments, if certain conditions are met, was approximately $491 million.

     At July 27, 2002, we have a commitment of approximately $190 million to purchase the remaining portion of the minority interest of Cisco Systems, K.K. (Japan).

     We also have certain other funding commitments of approximately $152 million at July 27, 2002 related to our privately held investments.

Stock Repurchase Program

In September 2001, the Board of Directors authorized a stock repurchase program to acquire outstanding common stock in the open market or negotiated transactions. Under the program, up to $3 billion of our common stock could be reacquired over two years. In August 2002, the Board of Directors increased our stock repurchase program by $5 billion to a total of $8 billion of our common stock available for repurchase through September 12, 2003.

     During fiscal 2002, we repurchased and retired approximately 124 million shares of our common stock for an aggregate purchase price of approximately $1.9 billion. Including the amount approved by the Board of Directors in August 2002 as discussed above, the remaining authorized amount for stock repurchase is $6.1 billion.

     Based on past performance and current expectations, we believe that our cash and cash equivalents, short-term investments, and cash generated from operations will satisfy our working capital needs, capital expenditures, investment requirements, stock repurchases, commitments (see Note 8 to the Consolidated Financial Statements), future customer financings, and other liquidity requirements associated with our existing operations through at least the next 12 months. In addition, there are no transactions, arrangements, and other relationships with unconsolidated entities or other persons that are reasonably likely to materially affect liquidity or the availability of our requirements for capital resources.

22 Cisco Systems, Inc. 2002 Annual Report

Quantitative and Qualitative Disclosures about Market Risk

We maintain an investment portfolio of various holdings, types, and maturities. These securities are generally classified as available for sale and, consequently, are recorded on the Consolidated Balance Sheets at fair value with unrealized gains or losses reported as a separate component of accumulated other comprehensive income (loss), net of tax. Part of this portfolio includes equity investments in several publicly traded companies, the values of which are subject to market price volatility. During fiscal 2002, the net change in unrealized gains and losses on investments included as a separate component of comprehensive income was $224 million primarily due to the recognition of a charge of $858 million, pre-tax, in the first quarter attributable to the impairment of certain publicly traded equity securities, partially offset by a net decrease of approximately $500 million in the fair value of investments (see Note 9 to the Consolidated Financial Statements). The impairment charge was related to the decline in the fair value of our publicly traded equity investments below their cost basis that was judged to be other-than-temporary.

     At any time, a rise in interest rates could have a material adverse impact on the fair value of our investment portfolio. Conversely, declines in interest rates could have a material impact on interest earnings of our investment portfolio. We do not currently hedge these interest rate exposures.

     We have also invested in several privately held companies, many of which can still be considered in the start-up or development stages. These investments are inherently risky as the markets for the technologies or products they have under development are typically in the early stages and may never materialize. We could lose our entire initial investment in these companies. As of July 27, 2002, these investments decreased to $477 million from $775 million at July 28, 2001 primarily due to additional provisions for losses.

Investments

The following table presents the hypothetical changes in fair value of the financial instruments held at July 27, 2002 that are sensitive to changes in interest rates (in millions):

	VALUATION OF SECURITIES				VALUATION OF SECURITIES
	GIVEN AN INTEREST RATE			FAIR VALUE	GIVEN AN INTEREST RATE
	DECREASE OF X BASIS POINTS			AS OF	INCREASE OF X BASIS POINTS
				JULY 27,
Issuer	(150 BPS)	(100 BPS)	(50 BPS)	2002	50 BPS	100 BPS	150 BPS

U.S. government notes and bonds	$4,637	$4,580	$4,524	$4,467	$4,410	$4,353	$4,297
Corporate notes and bonds	7,178	7,098	7,018	6,938	6,859	6,779	6,699

Total	$11,815	$11,678	$11,542	$11,405	$11,269	$11,132	$10,996

These instruments are not leveraged and are held for purposes other than trading. The modeling technique used measures the change in fair value arising from selected potential changes in interest rates. Market changes reflect immediate hypothetical parallel shifts in the yield curve of plus or minus 50 basis points (“BPS”), 100 BPS, and 150 BPS, which are representative of the historical movements in the Federal Funds Rate.

The following table presents the hypothetical changes in fair value of public equity investments that are sensitive to changes in the stock market (in millions):

	VALUATION OF SECURITIES				VALUATION OF SECURITIES
	GIVEN X% DECREASE			FAIR VALUE	GIVEN X% INCREASE
	IN EACH STOCK’S PRICE			AS OF	IN EACH STOCK’S PRICE
				JULY 27,
Issuer	(75%)	(50%)	(25%)	2002	25%	50%	75%

Corporate equity securities	$142	$284	$425	$567	$709	$851	$992

Our equity portfolio consists of securities with characteristics that most closely match the S&P Index or companies traded on the Nasdaq National Market. These equity securities are held for purposes other than trading. The modeling technique used measures the hypothetical change in fair value arising from selected hypothetical changes in each stock’s price. Stock price fluctuations of plus or minus 25%, 50%, and 75% were selected based on the probability of their occurrence and are representative of the historical movements in the Nasdaq Composite Index.

Cisco Systems, Inc. 2002 Annual Report 23

Quantitative and Qualitative Disclosures about Market Risk

Derivative Instruments

We enter into foreign exchange forward contracts to minimize the short-term impact of foreign currency fluctuations on certain foreign currency receivables, investments, and payables primarily denominated in Australian, Canadian, Japanese, Korean, and several European currencies, including the euro and British pound. We also periodically hedge foreign currency forecasted transactions related to certain operating expenses with currency options. Foreign exchange forward and option contracts as of July 27, 2002 are summarized as follows (in millions):

	Notional Amount	Fair Value

Forward contracts:
Purchased	$561	$2
Sold	$712	$(4)
Option contracts:
Purchased	$752	$24
Sold	$675	$(3)

Our foreign exchange forward contracts related to current assets and liabilities generally range from one to three months in original maturity. Additionally, we have entered into foreign exchange forward contracts related to long-term customer financings with maturities of up to two years. The foreign exchange contracts related to investments generally have maturities of less than one year. Currency option contracts generally have maturities of less than one year. We do not enter into foreign exchange forward and option contracts for trading purposes. We do not expect gains or losses on these derivative instruments to have a material impact on our financial results or financial condition (see Note 8 to the Consolidated Financial Statements).

24 Cisco Systems, Inc. 2002 Annual Report

Consolidated Statements of Operations
 (In millions, except per-share amounts)

Years Ended	July 27, 2002	July 28, 2001	July 29, 2000

NET SALES:
Product	$15,669	$19,559	$17,002
Service	3,246	2,734	1,926

Total net sales	18,915	22,293	18,928

COST OF SALES:
Product	5,914	10,198	5,970
Service	988	1,023	776

Total cost of sales	6,902	11,221	6,746

GROSS MARGIN	12,013	11,072	12,182
OPERATING EXPENSES:
Research and development	3,448	3,922	2,704
Sales and marketing	4,264	5,296	3,946
General and administrative	618	778	633
Restructuring costs and other special charges	–	1,170	–
Amortization of goodwill	–	690	154
Amortization of purchased intangible assets	699	365	137
In-process research and development	65	855	1,373

Total operating expenses	9,094	13,076	8,947

OPERATING INCOME (LOSS)	2,919	(2,004)	3,235
Interest and other income (loss), net	(209)	1,130	1,108

INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	2,710	(874)	4,343
Provision for income taxes	817	140	1,675

NET INCOME (LOSS)	$1,893	$(1,014)	$2,668

Net income (loss) per share—basic	$0.26	$(0.14)	$0.39

Net income (loss) per share—diluted	$0.25	$(0.14)	$0.36

Shares used in per-share calculation—basic	7,301	7,196	6,917

Shares used in per-share calculation—diluted	7,447	7,196	7,438

See Notes to Consolidated Financial Statements.

Cisco Systems, Inc. 2002 Annual Report 25

Consolidated Balance Sheets
 (In millions, except par value)

	July 27, 2002	July 28, 2001

ASSETS
Current assets:
Cash and cash equivalents	$9,484	$4,873
Short-term investments	3,172	2,034
Accounts receivable, net of allowance for doubtful accounts of $335 at July 27, 2002 and $288 at July 28, 2001	1,105	1,466
Inventories, net	880	1,684
Deferred tax assets	2,030	1,809
Lease receivables, net	239	405
Prepaid expenses and other current assets	523	564

Total current assets	17,433	12,835
Investments	8,800	10,346
Restricted investments	–	1,264
Property and equipment, net	4,102	2,591
Goodwill	3,565	3,189
Purchased intangible assets, net	797	1,470
Lease receivables, net	39	253
Other assets	3,059	3,290

TOTAL ASSETS	$37,795	$35,238

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$470	$644
Income taxes payable	579	241
Accrued compensation	1,365	1,058
Deferred revenue	3,143	2,470
Other accrued liabilities	2,496	2,553
Restructuring liabilities	322	386

Total current liabilities	8,375	7,352
Deferred revenue	749	744

Total liabilities	9,124	8,096

Commitments and contingencies (Note 8)
Minority interest	15	22
Shareholders’ equity:
Preferred stock, no par value: 5 shares authorized; none issued and outstanding	–	–
Common stock and additional paid-in capital, $0.001 par value:
20,000 shares authorized; 7,303 and 7,324 shares issued and outstanding at July 27, 2002 and July 28, 2001, respectively	20,950	20,051
Retained earnings	7,733	7,344
Accumulated other comprehensive loss	(27)	(275)

Total shareholders’ equity	28,656	27,120

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$37,795	$35,238

See Notes to Consolidated Financial Statements.

26 Cisco Systems, Inc. 2002 Annual Report

Consolidated Statements of Cash Flows
 (In millions)

Years Ended	July 27, 2002	July 28, 2001	July 29, 2000

Cash flows from operating activities:
Net income (loss)	$1,893	$(1,014)	$2,668
Adjustments to reconcile net income (loss) to
net cash provided by operating activities:
Depreciation and amortization	1,957	2,236	863
Provision for doubtful accounts	91	268	40
Provision for inventory	149	2,775	339
Deferred income taxes	(573)	(924)	(782)
Tax benefits from employee stock option plans	61	1,397	2,495
Adjustment to conform fiscal year ends of pooled acquisitions	–	–	(18)
In-process research and development	53	739	1,279
Net (gains) losses on investments and provision for losses	1,127	43	(92)
Restructuring costs and other special charges	–	501	–
Change in operating assets and liabilities:
Accounts receivable	270	569	(1,043)
Inventories	673	(1,644)	(887)
Prepaid expenses and other current assets	(28)	(25)	(249)
Accounts payable	(174)	(105)	286
Income taxes payable	389	(434)	(365)
Accrued compensation	307	(256)	576
Deferred revenue	678	1,629	662
Other accrued liabilities	(222)	251	369
Restructuring liabilities	(64)	386	–

Net cash provided by operating activities	6,587	6,392	6,141

Cash flows from investing activities:
Purchases of short-term investments	(5,473)	(4,594)	(2,473)
Proceeds from sales and maturities of short-term investments	5,868	4,370	2,481
Purchases of investments	(15,760)	(18,306)	(14,778)
Proceeds from sales and maturities of investments	15,317	15,579	13,240
Purchases of restricted investments	(291)	(941)	(458)
Proceeds from sales and maturities of restricted investments	1,471	1,082	206
Acquisition of property and equipment	(2,641)	(2,271)	(1,086)
Purchases of technology licenses	–	(4)	(444)
Acquisition of businesses, net of cash and cash equivalents	16	(13)	24
Change in lease receivables, net	380	457	(535)
Purchases of investments in privately held companies	(58)	(1,161)	(130)
Lease deposits	320	(320)	–
Purchase of minority interest of Cisco Systems, K.K. (Japan)	(115)	(365)	–
Other	159	(516)	(424)

Net cash used in investing activities	(807)	(7,003)	(4,377)

Cash flows from financing activities:
Issuance of common stock	655	1,262	1,564
Repurchase of common stock	(1,854)	–	–
Other	30	(12)	(7)

Net cash (used in) provided by financing activities	(1,169)	1,250	1,557

Net increase in cash and cash equivalents	4,611	639	3,321
Cash and cash equivalents, beginning of fiscal year	4,873	4,234	913

Cash and cash equivalents, end of fiscal year	$9,484	$4,873	$4,234

See Notes to Consolidated Financial Statements.

Cisco Systems, Inc. 2002 Annual Report 27

Consolidated Statements of Shareholders’ Equity
 (In millions)

		Common Stock		Accumulated
		and		Other	Total
	Shares of	Additional	Retained	Comprehensive	Shareholders'
	Common Stock	Paid-In Capital	Earnings	Income (Loss)	Equity

BALANCE AT JULY 31, 1999	6,821	$5,731	$5,782	$298	$11,811
Net income	–	–	2,668	–	2,668
Change in net unrealized gains and
losses on investments	–	–	–	3,240	3,240
Other	–	–	–	(8)	(8)

Comprehensive income	–	–	–	–	5,900

Issuance of common stock	219	1,564	–	–	1,564
Tax benefits from employee stock
option plans	–	3,077	–	–	3,077
Pooling of interests acquisitions	20	75	(74)	–	1
Purchase acquisitions	78	4,162	–	–	4,162
Adjustment to conform fiscal year ends of pooled acquisitions	–	–	(18)	–	(18)

BALANCE AT JULY 29, 2000	7,138	14,609	8,358	3,530	26,497
Net loss	–	–	(1,014)	–	(1,014)
Change in net unrealized gains and
losses on investments	–	–	–	(3,812)	(3,812)
Other	–	–	–	7	7

Comprehensive loss	–	–	–	–	(4,819)

Issuance of common stock	140	1,262	–	–	1,262
Tax benefits from employee stock
option plans	–	1,755	–	–	1,755
Purchase acquisitions	46	2,163	–	–	2,163
Amortization of deferred stock-based compensation	–	262	–	–	262

BALANCE AT JULY 28, 2001	7,324	20,051	7,344	(275)	27,120
Net income	–	–	1,893	–	1,893
Change in net unrealized gains and
losses on investments	–	–	–	224	224
Other	–	–	–	24	24

Comprehensive income	–	–	–	–	2,141

Issuance of common stock	76	655	–	–	655
Repurchase of common stock	(124)	(350)	(1,504)	–	(1,854)
Tax benefits from employee stock
option plans	–	61	–	–	61
Purchase acquisitions	27	346	–	–	346
Amortization of deferred
stock-based compensation	–	187	–	–	187

BALANCE AT JULY 27, 2002	7,303	$20,950	$7,733	$(27)	$28,656

See Notes to Consolidated Financial Statements.

28 Cisco Systems, Inc. 2002 Annual Report

Notes to Consolidated Financial Statements

1. Description of Business

Cisco Systems, Inc. (the “Company” or “Cisco”) manufactures and sells networking and communications products and provides services associated with that equipment and its use. Its products are installed at corporations, public institutions, and telecommunication companies, and are also found in small and medium-sized commercial enterprises. Cisco provides a broad line of products for transporting data, voice, and video within buildings, across campuses, or around the world.

2. Summary of Significant Accounting Policies

Fiscal Year The Company’s fiscal year is the 52 or 53 weeks ending on the last Saturday in July. Fiscal 2002, 2001, and 2000 were 52-week fiscal years.

Principles of Consolidation The Consolidated Financial Statements include the accounts of Cisco Systems, Inc. and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Cash and Cash Equivalents The Company considers all highly liquid investments purchased with an original or remaining maturity of less than three months at the date of purchase to be cash equivalents. Cash and cash equivalents are maintained with several financial institutions.

Investments The Company’s investments are primarily comprised of U.S. government notes and bonds; corporate notes and bonds; and publicly traded corporate equity securities. Investments with original or remaining maturities of greater than three months and less than one year are considered to be short-term. Investments are custodied with a major financial institution. The specific identification method is used to determine the cost basis of notes and bonds disposed of. The weighted-average method is used to determine the cost basis of corporate equity securities disposed of. At July 27, 2002 and July 28, 2001, substantially all of the Company’s investments were classified as available for sale. These investments are recorded on the Consolidated Balance Sheets at fair value. Unrealized gains and losses on these investments are included as a separate component of accumulated other comprehensive income (loss), net of any related tax effect. The Company recognizes an impairment charge when the decline in the fair value of its investments below the cost basis is judged to be other-than-temporary.

     The Company also has minority investments in privately held companies. These investments are included in other assets on the Company’s Consolidated Balance Sheets and are generally carried at cost. The Company monitors these investments for impairment and makes appropriate reductions in carrying values.

Inventories Inventories are stated at the lower of cost or market. Cost is computed using standard cost, which approximates actual cost, on a first-in, first-out basis. The Company provides inventory allowances based on excess and obsolete inventories determined primarily by future demand forecasts.

Restricted Investments Restricted investments consisted of U.S. government notes and bonds with maturities of more than one year. These investments were carried at fair value and were restricted as collateral for specified obligations under certain lease agreements. In fiscal 2002, the Company elected to purchase all of the land and buildings, as well as sites under construction, under these lease agreements. As a result, all restricted investments were liquidated and the Company no longer has any sites under such lease agreements.

Fair Value of Financial Instruments Fair value of certain of the Company’s financial instruments, including cash and cash equivalents, accrued compensation, and other accrued liabilities, approximate cost because of their short maturities. The fair value of investments is determined using quoted market prices for those securities or similar financial instruments.

Concentrations Cash and cash equivalents are maintained with several financial institutions. Deposits held with banks may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand.

     The Company performs ongoing credit evaluations of its customers and, with the exception of certain financing transactions, does not require collateral from its customers. The Company’s customers are primarily in the service provider and enterprise markets.

     The Company receives certain of its components from sole suppliers. Additionally, the Company relies on a limited number of contract manufacturers and suppliers to provide manufacturing services for its products. The inability of any contract manufacturer or supplier to fulfill supply requirements of the Company could materially impact future operating results.

Revenue Recognition The Company generally recognizes product revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is probable. In instances where final acceptance of the product, system, or solution is specified by the customer, revenue is deferred until all acceptance criteria have been met. Service revenue is generally deferred and, in most cases, recognized ratably over the service period obligations, which are typically one to three years. Cash payments received in advance of product or service revenue are recorded as deferred revenue.

Cisco Systems, Inc. 2002 Annual Report 29

Notes to Consolidated Financial Statements

     The Company makes certain sales to two-tier distribution channels. These distributors are given privileges to return a portion of inventory, receive credits for changes in selling prices, and participate in various cooperative marketing programs. The Company recognizes revenue to two-tier distributors based on information provided by its distributors and also maintains accruals and allowances for all cooperative marketing and other programs. The Company accrues for warranty costs, sales returns, and other allowances based on its historical experience.

Lease Receivables The Company provides a variety of lease financing services to its customers to build, maintain, and upgrade their networks. Lease receivables primarily represent the principal balance remaining in sales-type and direct-financing leases under these programs, net of reserves. These leases typically have two- to three-year terms and are usually collateralized by a security interest in the underlying assets.

Advertising Costs The Company expenses all advertising costs as incurred.

Software Development Costs Software development costs required to be capitalized pursuant to Statement of Financial Accounting Standards No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed,” have not been material to date. Software development costs for internal use required to be capitalized pursuant to Statement of Position No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,” have also not been material to date.

Depreciation and Amortization Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets. Estimated useful lives of 25 years are used for buildings. Estimated useful lives of 30 to 36 months are used for computer equipment and related software and 5 years for furniture and fixtures. Estimated useful lives of up to five years are used for production, engineering, and other equipment. Depreciation of operating lease assets is computed based on the respective lease terms, which range up to three years. Depreciation and amortization of leasehold improvements are computed using the shorter of the remaining lease terms or five years.

Goodwill and Purchased Intangible Assets In July 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). SFAS 142 requires goodwill to be tested for impairment on an annual basis and between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Furthermore, SFAS 142 requires purchased intangible assets other than goodwill to be amortized over their useful lives unless these lives are determined to be indefinite.

     SFAS 142 is effective for fiscal years beginning after December 15, 2001; however, the Company elected to early-adopt the accounting standard effective the beginning of fiscal 2002. In accordance with SFAS 142, the Company ceased amortizing goodwill totaling $3.2 billion as of the beginning of fiscal 2002, including $55 million of acquired workforce intangible previously classified as purchased intangible assets, net of related deferred tax liabilities. Based on the impairment tests performed, there was no impairment of goodwill in fiscal 2002. There can be no assurance that future goodwill impairment tests will not result in a charge to earnings.

     Purchased intangible assets are carried at cost less accumulated amortization. Amortization is computed over the estimated useful lives of the respective assets, generally two to five years.

     The following table presents the impact of SFAS 142 on net income (loss) and net income (loss) per share had the accounting standard been in effect for fiscal 2001 and 2000 (in millions, except per-share amounts):

Years Ended	July 27, 2002	July 28, 2001	July 29, 2000

Net income (loss)—as reported	$1,893	$(1,014)	$2,668
Adjustments:
Amortization of goodwill	–	690	154
Amortization of acquired workforce intangible previously
classified as purchased intangible assets	–	13	5
Income tax effect	–	(102)	(21)

Net adjustments	–	601	138

Net income (loss)—adjusted	$1,893	$(413)	$2,806

Basic net income (loss) per share—as reported	$0.26	$(0.14)	$0.39

Basic net income (loss) per share—adjusted	$0.26	$(0.06)	$0.41

Diluted net income (loss) per share—as reported	$0.25	$(0.14)	$0.36

Diluted net income (loss) per share—adjusted	$0.25	$(0.06)	$0.38

30 Cisco Systems, Inc. 2002 Annual Report

Income Taxes Income tax expense is based on pre-tax financial accounting income. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts.

Computation of Net Income (Loss) per Share Basic net income (loss) per share is computed using the weighted-average number of common shares outstanding during the period. Diluted net income per share is computed using the weighted-average number of common shares and dilutive potential common shares outstanding during the period. Diluted net loss per share is computed using the weighted-average number of common shares and excludes dilutive potential common shares outstanding, as their effect is antidilutive. Dilutive potential common shares consist of employee stock options and restricted common stock.

Foreign Currency Translation Assets and liabilities of non-U.S. subsidiaries that operate in a local currency environment are translated to U.S. dollars at exchange rates in effect at the balance sheet date with the resulting translation adjustments directly recorded as a separate component of accumulated other comprehensive income (loss). Income and expense accounts are translated at average exchange rates during the year. Where the U.S. dollar is the functional currency, translation adjustments are recorded in other income (loss).

Derivatives The Company recognizes derivatives as either assets or liabilities on the Consolidated Balance Sheets and measures those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation.

     For a derivative designated as a fair value hedge, the gain or loss is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributed to the risk being hedged. For a derivative designated as a cash flow hedge, the effective portion of the derivative’s gain or loss is initially reported as a component of accumulated other comprehensive income (loss) and subsequently reclassified into earnings when the hedged exposure affects earnings. The ineffective portion of the gain or loss is reported in earnings immediately.

     The Company uses derivatives to manage exposures to foreign currency and securities price risk. The Company’s objective for holding derivatives is to minimize the volatility of earnings and cash flows associated with changes in foreign currency and security prices.

     Certain forecasted transactions and foreign currency assets and liabilities expose the Company to foreign currency risk. The Company purchases currency options and designates these currency options as cash flow hedges of foreign currency forecasted transactions related to certain operating expenses. The Company enters into foreign exchange forward contracts to minimize the short-term impact of currency fluctuations on certain foreign currency receivables, investments, and payables. The foreign exchange forward contracts are not designated as accounting hedges and all changes in fair value are recognized in earnings in the period of change.

     The fair value of derivative instruments as of July 27, 2002 and changes in fair value during fiscal 2002 were not material. During fiscal 2002, there were no significant gains or losses recognized in earnings for hedge ineffectiveness. The Company did not discontinue any hedges because it was probable that the original forecasted transaction would not occur.

Minority Interest Minority interest represents the preferred stockholders’ proportionate share of the equity of Cisco Systems, K.K. (Japan). At July 27, 2002, the Company owned all issued and outstanding common stock amounting to 92.4% of the voting rights. Each share of preferred stock is convertible into one share of common stock at any time at the option of the holder.

Use of Estimates The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Estimates are used for, but not limited to, the accounting for the allowance for doubtful accounts and sales returns, inventory allowances, warranty costs, investment impairments, goodwill impairments, contingencies, restructuring costs and other special charges, and taxes. Actual results could differ materially from these estimates.

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

Recent Accounting Pronouncements In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”). SFAS 144 establishes a single accounting model, based on the framework established in Statement of Financial Accounting Standards No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of” (“SFAS 121”), for long-lived assets to be disposed of by sale, and resolves implementation issues related to SFAS 121. The Company is required to adopt SFAS 144 no later than the first quarter of fiscal 2003. The Company does not expect the adoption of SFAS 144 to have a material impact on its operating results or financial position.

Cisco Systems, Inc. 2002 Annual Report 31

Notes to Consolidated Financial Statements

     In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”). SFAS 146 requires that a liability for costs associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not expect the adoption of SFAS 146 to have a material impact on its operating results or financial position.

Reclassifications Certain reclassifications have been made to prior year balances in order to conform to the current year presentation.

3. Business Combinations

Purchase Combinations

During the year ended July 27, 2002, the Company completed a number of purchase acquisitions which are summarized as follows (in millions):

	Consideration			Purchased
	Including Assumed	In-Process		Intangible
Acquired Company	Liabilities	R&D Expense	Goodwill	Assets

Allegro Systems, Inc.	$164	$28	$19	$105
AuroraNetics, Inc.	51	9	16	14
Hammerhead Networks, Inc.	175	27	105	–
Navarro Networks, Inc.	85	1	73	–

Total	$475	$65	$213	$119

The Company acquired Allegro Systems, Inc. to enhance its existing virtual private network (VPN) and security solutions. The Company acquired AuroraNetics, Inc. to enhance its development of high-end routing technologies in the metropolitan network environment. The Company acquired Hammerhead Networks, Inc. to augment its Internet Protocol aggregation portfolio consisting of cable, broadband, and leased-line products. The Company acquired Navarro Networks, Inc. to complement its continued development of Ethernet switching solutions.

     In connection with the acquisition of AuroraNetics, Inc., the Company may be required to pay certain additional amounts of up to $100 million, payable in common stock and to be accounted for under the purchase method, contingent upon the company achieving certain agreed-upon technology and other milestones.

     A summary of the purchase transactions completed in fiscal 2001 and 2000 is outlined as follows (in millions):

	Consideration			Purchased
	Including Assumed	In-Process		Intangible
Acquired Company	Liabilities	R&D Expense	Goodwill	Assets

FISCAL 2001
IPmobile, Inc.	$422	$181	$144	$13
NuSpeed, Inc.	463	164	212	2
IPCell Technologies, Inc.	213	75	73	29
PixStream Incorporated	395	67	170	145
Active Voice Corporation	266	37	151	99
Radiata, Inc.	211	29	71	99
Other	903	302	150	237

Total	$2,873	$855	$971	$624

FISCAL 2000
Monterey Networks, Inc.	$517	$354	$102	$52
The optical systems business of Pirelli S.p.A.	2,018	245	1,426	291
Aironet Wireless Communications, Inc.	835	243	400	189
JetCell, Inc.	203	88	67	70
Qeyton Systems	887	260	540	27
Other	509	183	245	90

Total	$4,969	$1,373	$2,780	$719

32 Cisco Systems, Inc. 2002 Annual Report

     The purchase price was also allocated to tangible assets and deferred stock-based compensation. At July 27, 2002 and July 28, 2001, the total unamortized deferred stock-based compensation balance was $182 million and $293 million, respectively, and was reflected as a debit to additional paid-in capital in the Consolidated Statements of Shareholders’ Equity.

     The amounts allocated to in-process research and development (“in-process R&D”) were determined through established valuation techniques in the high-technology communications equipment industry and were expensed upon acquisition because technological feasibility had not been established and no future alternative uses existed. Total in-process R&D expense in fiscal 2002, 2001, and 2000 was $65 million, $855 million, and $1.4 billion, respectively. The in-process R&D expense that was attributable to common stock consideration for the same periods was $53 million, $739 million, and $1.3 billion, respectively.

     The following table presents details of the purchased intangible assets acquired during fiscal 2002 (in millions, except number of years):

	ALLEGRO		AURORANETICS

	Estimated Useful		Estimated Useful
	Life (in Years)	Amount	Life (in Years)	Amount

Technology	4.1	$98	–	$–
Patents	–	–	5.0	3
Other	2.0	7	2.0	11

Total		$105		$14

The Consolidated Financial Statements include the operating results of each business from the date of acquisition. Pro forma results of operations have not been presented because the effects of these acquisitions were not material on either an individual or aggregate basis.

     The following tables present details of the Company’s total purchased intangible assets (in millions):

		Accumulated
July 27, 2002	Gross	Amortization	Net

Technology	$893	$(429)	$464
Technology licenses	523	(323)	200
Patents	128	(54)	74
Other	135	(76)	59

Total	$1,679	$(882)	$797

July 28, 2001

Technology	$1,053	$(240)	$813
Technology licenses	523	(191)	332
Patents	232	(44)	188
Acquired workforce	91	(20)	71
Other	117	(51)	66

Total	$2,016	$(546)	$1,470

The following table presents details of the amortization expense of purchased intangible assets (excluding the impairment of purchased intangible assets included in restructuring costs and other special charges for fiscal 2001) as reported in the Consolidated Statements of Operations (in millions):

Years Ended	July 27, 2002	July 28, 2001	July 29, 2000

Reported as:
Cost of sales	$22	$22	$25
Operating expenses	699	365	137

Total	$721	$387	$162

Cisco Systems, Inc. 2002 Annual Report 33

Notes to Consolidated Financial Statements

The estimated future amortization expense of purchased intangible assets as of July 27, 2002 was as follows (in millions):

Fiscal Year	Amount

2003	$359
2004	234
2005	154
2006	49
2007	1

Total	$797

The following table presents the changes in goodwill allocated to the Company’s reportable segments during fiscal 2002 (in millions):

	Balance at			Balance at
	July 28, 2001	Acquired	Adjustments	July 27, 2002

Americas	$2,177	$120	$38	$2,335
EMEA	531	50	12	593
Asia Pacific	110	26	4	140
Japan	371	125	1	497

Total	$3,189	$321	$55	$3,565

In fiscal 2002, the Company purchased a portion of the minority interest of Cisco Systems, K.K. (Japan). As a result, the Company increased its ownership to 92.4% of the voting rights of Cisco Systems, K.K. (Japan) and recorded goodwill of $108 million. The adjustments during fiscal 2002 were due to the reclassification of acquired workforce intangible and the related deferred tax liabilities to goodwill as a result of the adoption of SFAS 142.

Pooling of Interests Combinations

There were no transactions accounted for as pooling of interests in fiscal 2001. In fiscal 2000, the Company acquired StratumOne Communications, Inc.; TransMedia Communications, Inc.; Cerent Corporation; WebLine Communications Corporation; SightPath, Inc.; InfoGear Technology Corporation; and ArrowPoint Communications, Inc. These transactions were accounted for as pooling of interests and the historical financial information for all periods presented prior to fiscal 2000 was restated. In addition, the historical financial information for all periods presented prior to fiscal 2000 was restated to reflect the acquisition of Fibex Systems, which was completed in the fourth quarter of fiscal 1999 and accounted for as a pooling of interests. As a result of these transactions, 354 million shares of common stock were exchanged and stock options were assumed for a fair value of $15.2 billion.

     In fiscal 2000, the Company also acquired Cocom A/S; V-Bits, Inc.; Growth Networks, Inc.; Altiga Networks, Inc.; and Compatible Systems Corporation. As a result of these transactions, 20 million shares of common stock were exchanged and stock options were assumed for a fair value of $1.1 billion. These transactions were accounted for as pooling of interests. The historical operations of these entities were not material to the Company’s consolidated operations on either an individual or aggregate basis; therefore, prior period financial statements were not restated for these acquisitions.

4. Restructuring Costs and Other Special Charges and Provision for Inventory

On April 16, 2001, due to macroeconomic and capital spending issues affecting the networking industry, the Company announced a restructuring program to prioritize its initiatives around a focus on profit contribution, high-growth areas of its business, reduction of expenses, and improved efficiency. This restructuring program included a worldwide workforce reduction, consolidation of excess facilities, and restructuring of certain business functions.

     As a result of the restructuring program and decline in forecasted revenue in the third quarter of fiscal 2001, the Company recorded restructuring costs and other special charges of $1.2 billion and an additional excess inventory charge of $2.2 billion. The following discussion provides detailed information relating to the status of the restructuring liabilities and additional excess inventory reserve as of July 27, 2002.

34  Cisco Systems, Inc. 2002 Annual Report

Worldwide Workforce Reduction, Consolidation of Excess Facilities, and Other Special Charges

The following table summarizes the activity related to the restructuring liabilities (in millions):

		Consolidation of	Impairment of
		Excess Facilities	Goodwill
	Workforce	and	and Purchased
	Reduction	Other Charges(2)	Intangible Assets	Total

Initial charge in third quarter of fiscal 2001	$397	$484	$289	$1,170
Noncash charges	(71)	(141)	(289)	(501)
Cash payments	(265)	(18)	–	(283)

Balance at July 28, 2001	61	325	–	386
Adjustments(1)	(35)	128	–	93
Cash payments	(26)	(131)	–	(157)

Balance at July 27, 2002	$–	$322	$–	$322

Note 1: Due to changes in previous estimates, the Company reclassified $35 million of restructuring liabilities related to the workforce reduction charges to consolidation of excess facilities and other charges. The initial estimated workforce reduction was approximately 6,000 regular employees. Approximately 5,400 regular employees have been terminated and the liability has been paid. In addition, during the third quarter of fiscal 2002, the Company increased the restructuring liabilities related to the consolidation of excess facilities and other charges by $93 million due to changes in real estate market conditions. The increase in the restructuring liabilities related to the consolidation of excess facilities and other charges was recorded as research and development ($39 million), sales and marketing ($42 million), general and administrative ($8 million) expenses and cost of sales ($4 million) in the Consolidated Statements of Operations.

Note 2: Amounts related to the net lease expense due to the consolidation of excess facilities will be paid over the respective lease terms through fiscal 2010.

Provision for Inventory

The following is a summary of the change in the additional excess inventory reserve (in millions):

	Excess	Excess
	Inventory	Inventory
	Reserve	Benefit

Initial charge in the third quarter of fiscal 2001	$2,249
Usage:
Inventory scrapped	(105)	$–
Sale of inventory	(89)	9
Inventory utilized	(49)	49
Settlement of purchase commitments	(329)	129

	(572)	$187

Reserve balance as of July 28, 2001	1,677
Usage:
Inventory scrapped	(975)	$–
Sale of inventory	(64)	14
Inventory utilized	(408)	408
Settlement of purchase commitments	(173)	103

	(1,620)	$525

Reserve balance as of July 27, 2002	$57

Cisco Systems, Inc. 2002 Annual Report  35

13

Notes to Consolidated Financial Statements

5. Balance Sheet and Cash Flow Details

The following tables provide details of selected balance sheet items (in millions):

	July 27, 2002	July 28, 2001

Inventories, net:
Raw materials	$38	$662
Work in process	297	260
Finished goods	490	669
Demonstration systems	55	93

Total	$880	$1,684

Property and equipment, net:
Land, buildings, and leasehold improvements	$3,352	$1,300
Computer equipment and related software	1,021	984
Production, engineering, and other equipment	2,061	1,828
Operating lease assets	505	551
Furniture and fixtures	366	366

	7,305	5,029
Less, accumulated depreciation and amortization	(3,203)	(2,438)

Total	$4,102	$2,591

Other assets:
Deferred tax assets	$1,663	$1,314
Investments in privately held companies	477	775
Income tax receivable	392	443
Lease deposits	–	320
Structured loans, net	61	84
Other	466	354

Total	$3,059	$3,290

Deferred revenue:
Service	$2,207	$2,027
Product	1,685	1,187

Total	3,892	3,214
Less, current portion	(3,143)	(2,470)

Non-current deferred revenue	$749	$744

The following table presents supplemental cash flow information of significant noncash investing and financing activities (in millions):

Years Ended	July 27, 2002	July 28, 2001	July 29, 2000

Utilization of inventory financing to purchase inventory	$–	$765	$–

36  Cisco Systems, Inc. 2002 Annual Report

6. Lease Receivables, Net

Lease receivables represent sales-type and direct-financing leases resulting from the sale of the Company’s and complementary third-party products and services. These lease arrangements typically have terms from two to three years and are usually collateralized by a security interest in the underlying assets. The net lease receivables are summarized as follows (in millions):

	July 27, 2002	July 28, 2001

Gross lease receivables	$1,214	$1,554
Unearned income and other reserves	(936)	(896)

Total	278	658
Less, current portion	(239)	(405)

Non-current lease receivables, net	$39	$253

Contractual maturities of the gross lease receivables at July 27, 2002 were $613 million in fiscal 2003, $348 million in fiscal 2004, $234 million in fiscal 2005, and $19 million in fiscal 2006. Actual cash collections may differ from the contractual maturities due to early customer buyouts or refinancings.

7. Investments

The following tables summarize the Company’s investments (in millions):

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
July 27, 2002	Cost	Gains	Losses	Value

U.S. government notes and bonds	$4,346	$122	$(1)	$4,467
Corporate notes and bonds	6,819	127	(8)	6,938
Corporate equity securities	851	71	(355)	567

Total	$12,016	$320	$(364)	$11,972

Reported as:
Short-term investments				$3,172
Investments				8,800

Total				$11,972

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
July 28, 2001	Cost	Gains	Losses	Value

U.S. government notes and bonds	$4,426	$92	$(1)	$4,517
State, municipal, and county government notes and bonds	54	–	–	54
Corporate notes and bonds	7,430	118	(4)	7,544
Corporate equity securities	1,993	320	(784)	1,529

Total	$13,903	$530	$(789)	$13,644

Reported as:
Short-term investments				$2,034
Investments				10,346
Restricted investments				1,264

Total				$13,644

Cisco Systems, Inc. 2002 Annual Report  37

Notes to Consolidated Financial Statements

The following table summarizes the maturities of the U.S. government and corporate notes and bonds at July 27, 2002 (in millions):

	Amortized Cost	Fair Value

Less than one year	$3,160	$3,172
Due in 1-2 years	1,608	1,636
Due in 2-5 years	3,439	3,553
Due after 5 years	2,958	3,044

Total	$11,165	$11,405

8. Commitments and Contingencies

Leases

The Company leases office space in U.S. locations, as well as locations in the Americas; Europe, the Middle East, and Africa (“EMEA”); Asia Pacific; and Japan. Rent expense totaled $265 million, $381 million, and $229 million in fiscal 2002, 2001, and 2000, respectively. Future annual minimum lease payments under all noncancelable operating leases with an initial term in excess of one year as of July 27, 2002 were as follows (in millions):

Fiscal Year	Amount

2003	$272
2004	260
2005	221
2006	170
2007	135
Thereafter	729

Total	$1,787

The Company had entered into several agreements to lease sites in San Jose, California, where its headquarters is located, and certain other facilities, both completed and under construction, in the surrounding areas of San Jose, California; Boxborough, Massachusetts; Salem, New Hampshire; Richardson, Texas; and Research Triangle Park, North Carolina.

     Under these agreements, the Company could, at its option, purchase the land or both land and buildings. The Company could purchase the buildings at approximately the amount expended by the lessors to construct the buildings. As part of the lease agreements, the Company had restricted certain of its investment securities as collateral for specified obligations of the lessors.

     In fiscal 2002, the Company elected to purchase all of the land and buildings, as well as sites under construction, under these lease agreements. The total purchase price was approximately $1.9 billion and was primarily funded by the liquidation of restricted investments and lease deposits. As a result, the Company no longer has any sites under such lease agreements.

Derivative Instruments

The Company conducts business on a global basis in several currencies. As such, it is exposed to adverse movements in foreign currency exchange rates. The Company enters into foreign exchange forward contracts to minimize the short-term impact of foreign currency fluctuations on certain foreign currency receivables, investments, and payables. The gains and losses on the foreign exchange forward contracts offset the transaction gains and losses on certain foreign currency receivables, investments, and payables recognized in earnings.

     The Company does not enter into foreign exchange forward contracts for trading purposes. Gains and losses on the contracts are included in other income (loss), net, in the Company’s Consolidated Statements of Operations and offset foreign exchange gains or losses from the revaluation of intercompany balances or other current assets, investments, and liabilities denominated in currencies other than the functional currency of the reporting entity. The Company’s foreign exchange forward contracts related to current assets and liabilities generally range from one to three months in original maturity. Additionally, the Company has entered into foreign exchange forward contracts related to long-term customer financings with maturities of up to two years. The foreign exchange contracts related to investments generally have maturities of less than one year.

38  Cisco Systems, Inc. 2002 Annual Report

     The Company periodically hedges foreign currency forecasted transactions related to certain operating expenses with currency options. These transactions are designated as cash flow hedges. These currency option contracts generally have maturities of less than one year. The Company does not purchase currency options for trading purposes. Foreign exchange forward and option contracts as of July 27, 2002 are summarized as follows (in millions):

	Notional Amount	Fair Value

Forward contracts:
Purchased	$561	$2
Sold	$712	$(4)
Option contracts:
Purchased	$752	$24
Sold	$675	$(3)

The Company’s foreign exchange forward and option contracts expose the Company to credit risk to the extent that the counterparties may be unable to meet the terms of the agreement. The Company minimizes such risk by limiting its counterparties to major financial institutions. In addition, the potential risk of loss with any one party resulting from this type of credit risk is monitored. Management does not expect any material losses as a result of default by counterparties.

Legal Proceedings

The Company is subject to legal proceedings, claims, and litigation arising in the ordinary course of business. While the outcome of these matters is currently not determinable, management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.

     Beginning on April 20, 2001, a number of purported shareholder class action lawsuits were filed in the United States District Court for the Northern District of California against Cisco and certain of its officers and directors. The lawsuits have been consolidated, and the consolidated action is purportedly brought on behalf of those who purchased the Company’s publicly traded securities between August 10, 1999 and February 6, 2001. Plaintiffs allege that defendants have made false and misleading statements, purport to assert claims for violations of the federal securities laws, and seek unspecified compensatory damages and other relief. Cisco believes the claims are without merit and intends to defend the actions vigorously.

     In addition, beginning on April 23, 2001, a number of purported shareholder derivative lawsuits were filed in the Superior Court of California, County of Santa Clara and in the Superior Court of California, County of San Mateo. There is a procedure in place for the coordination of such actions. Two purported derivative suits have also been filed in the United States District Court for the Northern District of California, and those federal court actions have been consolidated. The complaints in the various derivative actions include claims for breach of fiduciary duty, waste of corporate assets, mismanagement, unjust enrichment, and violations of the California Corporations Code; seek compensatory and other damages, disgorgement, and other relief; and are based on essentially the same allegations as the class actions.

Certain Investments in Privately Held Companies

Cisco has entered into investment agreements with two privately held companies, AYR Networks, Inc. (“AYR”) and Andiamo Systems, Inc. (“Andiamo”).

     On July 25, 2002, Cisco announced a definitive agreement to acquire the remaining interests of AYR for a purchase price of approximately $113 million payable in common stock. This acquisition will be accounted for under the purchase method and is expected to close in the first quarter of fiscal 2003.

     In the case of Andiamo, as of July 27, 2002, Cisco had an option to acquire the remaining interests not owned by Cisco for consideration consisting of shares of its common stock. In addition, Andiamo had a put option enabling them to require Cisco to acquire the remaining interests not owned by Cisco, subject to the fulfillment of various conditions, including the achievement of specified technology and other milestones. As of July 27, 2002, Cisco funded $63 million of its $84 million investment commitment to Andiamo. Upon full funding of the commitment and based on certain terms and conditions, Cisco will hold a promissory note that is convertible into approximately 44% of the equity of Andiamo. Cisco is also committed to provide additional funding to Andiamo through the closing of the acquisition of approximately $100 million. Since making its initial investment in the third quarter of fiscal 2001, Cisco has expensed the entire amount funded as research and development costs, as if such expenses constituted the development costs of the Company.

     On August 19, 2002, the Company entered into a definitive agreement to acquire Andiamo, which represents the Company’s exercise of its rights (see Note 14 to the Consolidated Financial Statements).

Cisco Systems, Inc. 2002 Annual Report 39

Notes to Consolidated Financial Statements

Purchase Commitments with Contract Manufacturers and Suppliers

The Company uses several contract manufacturers and suppliers to provide manufacturing services for its products. During the normal course of business, in order to reduce manufacturing lead times and ensure adequate component supply, the Company enters into agreements with certain contract manufacturers and suppliers that allow them to procure inventory based upon criteria as defined by the Company. As of July 27, 2002, the Company has purchase commitments for inventory of approximately $800 million.

Other Commitments

In fiscal 2001, the Company entered into an agreement to invest approximately $1.0 billion in venture funds managed by SOFTBANK Corp. and its affiliates (“SOFTBANK”). These venture funds are required to be funded upon demand by SOFTBANK. As of July 27, 2002, the Company has funded $100 million of this investment commitment.

     The Company provides structured financing to certain qualified customers to be used for the purchase of equipment and other needs through its wholly-owned subsidiary, Cisco Systems Capital Corporation. At July 27, 2002, the outstanding loan commitments were approximately $948 million, subject to the customer achieving certain financial covenants, of which approximately $209 million was eligible for draw down. These loan commitments may be funded over a two- to three-year period provided that these customers achieve specific business milestones and financial covenants.

     The Company has entered into several agreements to purchase or construct real estate, subject to the satisfaction of certain conditions. As of July 27, 2002, the total amount of commitments, if certain conditions are met, was approximately $491 million.

     At July 27, 2002, the Company has a commitment of approximately $190 million to purchase the remaining portion of the minority interest of Cisco Systems, K.K. (Japan).

     The Company also has certain other funding commitments of approximately $152 million at July 27, 2002 related to its privately held investments.

9. Shareholders’ Equity

Stock Repurchase Program

In September 2001, the Board of Directors authorized a stock repurchase program to acquire outstanding common stock in the open market or negotiated transactions. Under the program, up to $3 billion of Cisco common stock could be reacquired over two years. In August 2002, the Board of Directors increased Cisco’s stock repurchase program by $5 billion to a total of $8 billion of Cisco common stock available for repurchase through September 12, 2003.

     During fiscal 2002, the Company repurchased and retired approximately 124 million shares of Cisco common stock for an aggregate purchase price of approximately $1.9 billion. Including the amount approved by the Board of Directors in August 2002 as discussed above, the remaining authorized amount for stock repurchase is $6.1 billion.

Shareholders’ Rights Plan

In June 1998, the Board of Directors approved a Shareholders’ Rights Plan (“Rights Plan”). The Rights Plan is intended to protect shareholders’ rights in the event of an unsolicited takeover attempt. It is not intended to prevent a takeover of the Company on terms that are favorable and fair to all shareholders and will not interfere with a merger approved by the Board of Directors. Each right entitles shareholders to buy a unit equal to a portion of a new share of Series A Preferred Stock of the Company. The rights will be exercisable only if a person or a group acquires or announces a tender or exchange offer to acquire 15% or more of the Company’s common stock.

     In the event the rights become exercisable, the Rights Plan allows for Cisco shareholders to acquire, at an exercise price of $108 per right owned, stock of the surviving corporation having a market value of $217, whether or not Cisco is the surviving corporation. The rights, which expire in June 2008, are redeemable for $0.00017 per right at the approval of the Board of Directors.

Preferred Stock

Under the terms of the Company’s Articles of Incorporation, the Board of Directors may determine the rights, preferences, and terms of the Company’s authorized but unissued shares of preferred stock.

40 Cisco Systems, Inc. 2002 Annual Report

Comprehensive Income (Loss)

The components of comprehensive income (loss), net of tax, are as follows (in millions):

Years Ended	July 27, 2002	July 28, 2001	July 29, 2000

Net income (loss)	$1,893	$(1,014)	$2,668
Other comprehensive income (loss):
Change in net unrealized gains and losses on investments	215	(5,765)	5,002
Tax effect	9	1,953	(1,762)

Change in net unrealized gains and losses on investments, net of tax	224	(3,812)	3,240
Other	24	7	(8)

Total	$2,141	$(4,819)	$5,900

The change in net unrealized gains and losses on investments during fiscal 2002 was primarily related to the recognition of a charge of $858 million, pre-tax, in the first quarter attributable to the impairment of certain publicly traded equity securities, partially offset by a net decrease of approximately $500 million in the fair value of investments. The impairment charge was related to the decline in the fair value of the Company’s publicly traded equity investments below the cost basis that was judged to be other-than-temporary.

10. Employee Benefit Plans

Employee Stock Purchase Plan

The Company has an Employee Stock Purchase Plan (the “Purchase Plan”) under which 222 million shares of common stock have been reserved for issuance. Eligible employees may purchase a limited number of shares of the Company’s common stock at a discount of up to 15% of the market value at certain plan-defined dates. The Purchase Plan terminates on January 3, 2005. In fiscal 2002, 2001, and 2000, 22 million, 13 million, and 7 million shares, respectively, were issued under the Purchase Plan. At July 27, 2002, 88 million shares were available for issuance under the Purchase Plan.

Employee Stock Option Plans

The Company has two main stock option plans: the 1987 Stock Option Plan (the “Predecessor Plan”) and the 1996 Stock Incentive Plan (the “1996 Plan”).

     The Predecessor Plan was terminated in 1996. All outstanding options under the Predecessor Plan were transferred to the 1996 Plan. However, all outstanding options under the Predecessor Plan continue to be governed by the terms and conditions of the existing option agreements for those grants.

     The maximum number of shares issuable over the term of the 1996 Plan is limited to 2.5 billion shares. Such share reserve consists of the 620 million shares originally transferred from the Predecessor Plan plus the number of shares added to the reserve pursuant to the automatic share increases effected annually beginning in December 1996 and expired in December 2001. The share reserve will automatically increase on the first trading day of each December by an amount equal to 4.75% of the outstanding shares on the last trading day of the immediately preceding November.

     Although the Board of Directors has the authority to set other terms, the options will become exercisable for 20% or 25% of the option shares one year from the date of grant and then ratably over the following 48 or 36 months, respectively. Certain other grants have utilized a 60-month ratable vesting schedule. Options granted under the 1996 Plan have an exercise price equal to the fair market value of the underlying stock on the grant date and expire no later than nine years from the grant date.

     In 1997, the Company adopted a Supplemental Stock Incentive Plan (the “Supplemental Plan”) under which options can be granted or shares can be directly issued to eligible employees. Officers and members of the Company’s Board of Directors are not eligible to participate in the Supplemental Plan. Nine million shares have been reserved for issuance under the Supplemental Plan, of which three million shares are subject to outstanding options, and one million shares has been issued in fiscal 2002. All option grants have an exercise price equal to the fair market value of the option shares on the grant date.

     The Company has, in connection with the acquisitions of various companies, assumed the stock option plans of each acquired company. During fiscal 2002, a total of approximately two million shares of the Company’s common stock has been reserved for issuance under the assumed plans and the related options are included in the following table.

Cisco Systems, Inc. 2002 Annual Report 41

Notes to Consolidated Financial Statements

A summary of option activity follows (in millions, except per-share amounts):

		OPTIONS OUTSTANDING

	Options		Weighted-Average
	Available	Number	Exercise Price
	for Grant	Outstanding	per Share

BALANCE AT JULY 31, 1999	312	889	$11.22
Granted and assumed	(295)	295	52.10
Exercised	–	(176)	5.75
Canceled	37	(37)	22.70
Additional shares reserved	339	–	–

BALANCE AT JULY 29, 2000	393	971	24.19
Granted and assumed	(320)	320	39.93
Exercised	–	(133)	7.43
Canceled	98	(98)	41.82
Additional shares reserved	351	–	–

BALANCE AT JULY 28, 2001	522	1,060	29.41
Granted and assumed	(282)	282	17.72
Exercised	–	(54)	6.99
Canceled	82	(82)	36.94
Additional shares reserved	342	–	–

BALANCE AT JULY 27, 2002	664	1,206	$27.17

The following table summarizes information concerning outstanding and exercisable options at July 27, 2002 (in millions, except number of years and per-share amounts):

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE

		Weighted-Average	Weighted-Average		Weighted-Average
Range of	Number	Remaining Contractual	Exercise Price	Number	Exercise Price
Exercise Prices	Outstanding	Life (in Years)	per Share	Exercisable	per Share

$ 0.01 – 12.27	308	3.90	$7.32	299	$7.43
12.28 – 18.57	297	7.82	16.49	66	15.91
18.58 – 50.38	382	6.91	34.09	163	34.09
50.39 – 68.98	213	6.57	57.07	103	56.90
68.99 – 72.56	6	6.66	72.56	3	72.56

Total	1,206	6.30	$27.17	634	$23.51

At July 28, 2001 and July 29, 2000, 505 million and 418 million outstanding options, respectively, were exercisable. The weighted-average exercise prices for exercisable options were $17.62 and $9.22 at July 28, 2001 and July 29, 2000, respectively.

     The Company follows APB Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), in accounting for its employee stock options. Under APB 25, because the exercise price of the Company’s employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized in the Company’s Consolidated Statements of Operations.

     The Company is required under Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), to disclose pro forma information regarding option grants made to its employees based on specified valuation techniques that produce estimated compensation charges.

42 Cisco Systems, Inc. 2002 Annual Report

Pro forma information under SFAS 123 is as follows (in millions, except per-share amounts):

Years Ended	July 27, 2002	July 28, 2001	July 29, 2000

Net income (loss)—as reported	$1,893	$(1,014)	$2,668
Stock option compensation expense, net of tax	(1,520)	(1,691)	(1,119)

Net income (loss)—pro forma	$373	$(2,705)	$1,549

Basic net income (loss) per share—as reported	$0.26	$(0.14)	$0.39

Diluted net income (loss) per share—as reported	$0.25	$(0.14)	$0.36

Basic net income (loss) per share—pro forma	$0.05	$(0.38)	$0.22

Diluted net income (loss) per share—pro forma	$0.05	$(0.38)	$0.21

The value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	EMPLOYEE STOCK OPTION PLANS			EMPLOYEE STOCK PURCHASE PLAN

	July 27, 2002	July 28, 2001	July 29, 2000	July 27, 2002	July 28, 2001	July 29, 2000

Expected dividend	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Risk-free interest rate	4.7%	5.4%	6.4%	3.1%	5.3%	5.3%
Expected volatility	47.5%	34.8%	33.9%	58.1%	35.0%	43.3%
Expected life (in years)	5.5	3.6	3.1	0.5	0.5	0.5

The Black-Scholes option pricing model was developed for use in estimating the value of traded options that have no vesting restrictions and are fully transferable. In addition, option pricing models require the input of highly subjective assumptions including the expected stock price volatility. The Company uses projected data for expected volatility and expected life of its stock options based upon historical and other economic data trended into future years. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the estimate, in management’s opinion, the existing models do not provide a reliable single measure of the fair value of the Company’s options. Under the Black-Scholes option pricing model, the weighted-average estimated values of employee stock options granted during fiscal 2002, 2001, and 2000 were $8.60, $13.31, and $19.44 per share, respectively.

     Basic and diluted shares outstanding for the year ended July 27, 2002 were 7.3 billion and 7.4 billion shares, respectively. Diluted shares outstanding include the dilutive impact of in-the-money options which is calculated based on the average share price for each fiscal year using the treasury stock method. Under the treasury stock method, the tax-effected proceeds that would be hypothetically received from the exercise of all in-the-money options are assumed to be used to repurchase shares. In fiscal 2002, the dilutive impact of in-the-money employee stock options was approximately 130 million shares or approximately 2% of the average shares outstanding based on Cisco’s average share price of $16.68. The Cisco share price at the end of fiscal 2002 was $11.82; the dilutive impact of in-the-money stock options would be 80 million shares or approximately 1% of the average shares outstanding in fiscal 2002.

Employee 401(k) Plans

The Company sponsors the Cisco Systems, Inc. 401(k) Plan (the “Plan”) to provide retirement benefits for its employees. As allowed under Section 401(k) of the Internal Revenue Code, the Plan provides tax-deferred salary deductions for eligible employees. The Company also has other 401(k) plans that it sponsors. These plans arose from acquisitions of other companies and are not material to the Company on either an individual or aggregate basis.

     Through December 31, 2001, employees could contribute from 1% to 15% of their annual compensation to the Plan. Effective January 1, 2002, the employee contribution limit was increased to 25% of their annual compensation. Employee contributions are limited to a maximum annual amount as set periodically by the Internal Revenue Service. The Company matches employee contributions dollar for dollar up to a maximum of $1,500 per year per person. All matching contributions vest immediately. The Company’s matching contributions to the Plan totaled $35 million, $45 million, and $34 million in fiscal 2002, 2001, and 2000, respectively. Effective January 1, 2003, the new matching structure will be 50% of the first 6% of eligible earnings that are contributed by employees. Therefore, the maximum matching contribution that the Company may allocate to each participant’s account will not exceed $6,000 for the 2003 calendar year due to the $200,000 annual limit on eligible earnings imposed by the Internal Revenue Service.

Cisco Systems, Inc. 2002 Annual Report 43

Notes to Consolidated Financial Statements

     In addition, the Plan provides for discretionary profit sharing contributions as determined by the Board of Directors. Such contributions to the Plan are allocated among eligible participants in the proportion of their salaries to the total salaries of all participants. There were no discretionary profit sharing contributions made in fiscal 2002, 2001, or 2000. In fiscal 2002, the Plan provided for a one-time discretionary matching contribution of $11 million based on $500 per eligible employee.

11. Income Taxes

The provision for income taxes consisted of the following (in millions):

Years Ended	July 27, 2002	July 28, 2001	July 29, 2000

Federal:
Current	$929	$581	$1,843
Deferred	(480)	(697)	(652)

	449	(116)	1,191

State:
Current	117	157	282
Deferred	(68)	(199)	(118)

	49	(42)	164

Foreign:
Current	344	326	332
Deferred	(25)	(28)	(12)

	319	298	320

Total	$817	$140	$1,675

The Company paid income taxes of $909 million, $48 million, and $327 million in fiscal 2002, 2001, and 2000, respectively.

Income (loss) before provision for income taxes consisted of the following (in millions):

Years Ended	July 27, 2002	July 28, 2001	July 29, 2000

United States	$1,550	$(1,727)	$2,544
International	1,160	853	1,799

Total	$2,710	$(874)	$4,343

The items accounting for the difference between income taxes computed at the federal statutory rate and the provision for income taxes consisted of the following:

Years Ended	July 27, 2002	July 28, 2001	July 29, 2000

Federal statutory rate	35.0%	(35.0)%	35.0%
Effect of:
State taxes, net of federal tax benefit	1.8	(2.4)	1.9
Foreign sales corporation	(1.5)	(1.8)	(1.9)
Foreign income at other than U.S. rates	(4.9)	(1.7)	(1.6)
Nondeductible in-process R&D	0.9	30.3	7.6
Nondeductible goodwill	–	20.9	0.5
Nondeductible deferred stock-based compensation	1.9	8.0	–
Tax-exempt interest	–	(1.0)	(1.8)
Tax credits	(3.4)	(2.5)	(1.6)
Other, net	0.3	1.2	0.5

Total	30.1%	16.0%	38.6%

44 Cisco Systems, Inc. 2002 Annual Report

     U.S. income taxes and foreign withholding taxes were not provided for on a cumulative total of $1.2 billion of undistributed earnings for certain non-U.S. subsidiaries. The Company intends to reinvest these earnings indefinitely in operations outside the United States.

     The components of the deferred tax assets (liabilities) are as follows (in millions):

	July 27, 2002	July 28, 2001

ASSETS
Allowance for doubtful accounts and returns	$247	$466
Lease reserves	281	325
Loan reserves	249	284
Inventory allowances and capitalization	340	706
Investment reserves	476	274
In-process R&D, goodwill, and purchased intangible assets	436	400
Deferred revenue	968	478
Credits and net operating loss carryforwards	391	414
Other	497	230

Total deferred tax assets	3,885	3,577

LIABILITIES
Purchased intangible assets	(192)	(266)
Unrealized gains on investments	–	(1)
Other	–	(187)

Total deferred tax liabilities	(192)	(454)

Total	$3,693	$3,123

The following table presents the breakdown between current and non-current deferred tax assets (in millions):

	July 27, 2002	July 28, 2001

Current	$2,030	$1,809
Non-current	1,663	1,314

Total	$3,693	$3,123

The non-current portion of the deferred tax assets is included in other assets.

     At July 29, 2000, the Company provided a valuation allowance on certain of its deferred tax assets because of uncertainty regarding their realizability due to expectation of future employee stock option exercises. As of July 28, 2001, the Company had removed the valuation allowance because it believed it was more likely than not that all deferred tax assets would be realized in the foreseeable future and was reflected as a credit to shareholders’ equity.

     As of July 27, 2002, the Company’s federal and state net operating loss carryforwards for income tax purposes were $83 million and $14 million, respectively. If not utilized, the federal net operating loss carryforwards will begin to expire in fiscal 2010 and the state net operating loss carryforwards will begin to expire in fiscal 2003. As of July 27, 2002, the Company’s federal and state tax credit carryforwards for income tax purposes were $255 million and $164 million, respectively. If not utilized, the federal tax credit carryforwards will begin to expire in fiscal 2005 and state tax credit carryforwards will begin to expire in fiscal 2003.

     The Company’s income taxes payable for federal, state, and foreign purposes have been reduced, and the deferred tax assets increased, by the tax benefits associated with dispositions of employee stock options. The Company receives an income tax benefit calculated as the difference between the fair market value of the stock issued at the time of exercise and the option price, tax effected. These benefits were credited directly to shareholders’ equity and amounted to $61 million, $1.8 billion, and $3.1 billion in fiscal 2002, 2001, and 2000, respectively. Benefits reducing taxes payable amounted to $61 million, $1.4 billion, and $2.5 billion in fiscal 2002, 2001, and 2000, respectively. Benefits increasing gross deferred tax assets amounted to $358 million and $582 million in fiscal 2001 and 2000, respectively.

     The Company’s federal income tax returns for fiscal years ended July 31, 1999 and July 25, 1998 are under examination and the Internal Revenue Service has proposed certain adjustments. Management believes that adequate amounts have been reserved for any adjustments that may ultimately result from these examinations.

Cisco Systems, Inc. 2002 Annual Report 45

Notes to Consolidated Financial Statements

12. Segment Information and Major Customers

The Company’s operations involve the design, development, manufacturing, marketing, and technical support of networking and communications products and services. Cisco products include routers, switches, access, and other networking equipment. These products, integrated by the Cisco IOS® Software, link geographically dispersed LANs and WANs into networks.

      The Company conducts business globally and is managed geographically. The Company’s management relies on an internal management system that provides sales and standard cost information by geographic theater. Sales are attributed to a theater based on the ordering location of the customer. The Company’s management makes financial decisions and allocates resources based on the information it receives from this internal management system. The Company does not allocate research and development, sales and marketing, or general and administrative expenses to its geographic theaters in this internal management system, as management does not use the information to measure the performance of the operating segments. Management does not believe that allocating these expenses is significant in evaluating a geographic theater’s performance. Based on established criteria, the Company has four reportable segments: the Americas; EMEA; Asia Pacific; and Japan.

      Summarized financial information by theater for fiscal 2002, 2001, and 2000, as taken from the internal management system previously discussed, is as follows (in millions):

Years Ended	July 27, 2002	July 28, 2001	July 29, 2000

Net sales:
Americas	$11,083	$12,740	$12,034
EMEA	4,837	5,903	4,444
Asia Pacific	1,673	2,193	1,583
Japan	1,322	1,457	867

Total	$18,915	$22,293	$18,928

Gross margin:
Americas	$8,422	$9,118	$8,846
EMEA	3,856	4,413	3,374
Asia Pacific	1,368	1,508	1,137
Japan	1,060	1,134	694

Standard margin	14,706	16,173	14,051
Production overhead	(651)	(615)	(455)
Manufacturing variances and other related costs	(2,042)	(4,486)	(1,414)

Total	$12,013	$11,072	$12,182

The Americas theater included non-U.S. net sales of $886 million, $1.0 billion, and $848 million for fiscal 2002, 2001, and 2000, respectively.

      Property and equipment information is based on the physical location of the assets. The following table presents property and equipment information by geographic area (in millions):

	July 27, 2002	July 28, 2001	July 29, 2000

Property and equipment, net:
United States	$3,555	$1,966	$1,242
International	547	625	184

Total	$4,102	$2,591	$1,426

46 Cisco Systems, Inc. 2002 Annual Report

The following table presents net sales for groups of similar products and services (in millions):

Years Ended	July 27, 2002	July 28, 2001	July 29, 2000

Net sales:
Routers	$5,607	$7,179	$6,801
Switches	7,560	8,979	6,791
Access	980	1,855	2,205
Other	1,522	1,546	1,205

Product	15,669	19,559	17,002
Service	3,246	2,734	1,926

Total	$18,915	$22,293	$18,928

The majority of the Company’s assets at July 27, 2002 and July 28, 2001 were attributable to its U.S. operations. In fiscal 2002, 2001, and 2000, no single customer accounted for 10% or more of the Company’s net sales.

13. Net Income (Loss) per Share

      The following table presents the calculation of basic and diluted net income (loss) per share (in millions, except per-share amounts):

Years Ended	July 27, 2002	July 28, 2001	July 29, 2000

Net income (loss)	$1,893	$(1,014)	$2,668

Weighted-average shares—basic	7,301	7,196	6,917
Effect of dilutive potential common shares	146	–	521

Weighted-average shares—diluted	7,447	7,196	7,438

Net income (loss) per share—basic	$0.26	$(0.14)	$0.39

Net income (loss) per share—diluted	$0.25	$(0.14)	$0.36

      Dilutive potential common shares consist of employee stock options and restricted common stock. The weighted-average dilutive potential common shares, which were antidilutive for fiscal 2001, amounted to 348 million shares. Employee stock options to purchase approximately 712 million shares in fiscal 2002 and 426 million shares in fiscal 2001 were outstanding, but were not included in the computation of diluted earnings per share because the exercise price of the stock options was greater than the average share price of the common shares and, therefore, the effect would have been antidilutive. The antidilutive employee stock options were not material in fiscal 2000.

14. Subsequent Event

On August 19, 2002, Cisco entered into a definitive agreement to acquire privately held Andiamo Systems, Inc. (“Andiamo”). As disclosed in Note 8, Cisco entered into agreements with Andiamo under which Cisco was granted the right to acquire Andiamo. This definitive agreement represented Cisco’s exercise of this right. The acquisition of Andiamo is expected to close in the third quarter of fiscal year 2004 (February to April 2004), but no later than July 31, 2004.

      Under the terms of the agreement, common stock of Cisco will be exchanged for all outstanding shares and options of Andiamo not owned by Cisco at the closing of the acquisition. The amount of the purchase price for the remaining equity interests in Andiamo not then held by Cisco is not determinable at this time, but will be based primarily upon a valuation of Andiamo to be determined by applying a multiple to the actual, annualized revenue generated from sales by Cisco of products attributable to Andiamo during a three-month period shortly preceding the closing. Under its agreements with Andiamo, Cisco is the exclusive manufacturer and distributor of all Andiamo products. The multiple will be equal to Cisco’s average market capitalization during a specified period divided by Cisco’s annualized revenue for a three-month period prior to closing, subject to adjustment as follows: (i) if the multiple so calculated is less than 10, then the multiple to be used for purposes of determining the transaction price shall be the midpoint between 10 and the multiple so calculated; (ii) if the multiple so calculated is greater than 15, then the multiple to be used for purposes of determining the transaction price shall be the midpoint between 15 and the multiple so calculated. There is no minimum purchase price, and the maximum purchase price is limited to approximately $2.5 billion in shares of Cisco common stock valued at the time of closing.

      The acquisition has received the required approvals from both companies and is subject to various closing conditions and approvals, including stockholder approval by Andiamo. In connection with this acquisition, Cisco filed a Current Report on Form 8-K.

Cisco Systems, Inc. 2002 Annual Report 47

Report of Independent Accountants

To the Board of Directors and Shareholders of Cisco Systems, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Cisco Systems, Inc. and its subsidiaries at July 27, 2002 and July 28, 2001, and the results of their operations and their cash flows for each of the three years in the period ended July 27, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      As discussed in Note 2 to the consolidated financial statements, effective July 29, 2001, the Company changed its method of accounting for goodwill in accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.”

San Jose, California
August 6, 2002, except for Note 14, as to which the date is August 19, 2002

48 Cisco Systems, Inc. 2002 Annual Report

Supplementary Financial Data (Unaudited)
(In millions, except per-share amounts)

	July 27,	April 27,	Jan. 26,	Oct. 27,	July 28,	April 28,	Jan. 27,	Oct. 28,
Quarters Ended	2002	2002	2002	2001	2001	2001	2001	2000

Net sales	$4,829	$4,822	$4,816	$4,448	$4,298	$4,728	$6,748	$6,519
Gross margin	$3,283	$3,068	$2,970	$2,692	$2,436	$328	$4,167	$4,141
Net income (loss)	$772	$729	$660	$(268)	$7	$(2,693)	$874	$798
Net income (loss) per share—basic	$0.11	$0.10	$0.09	$(0.04)	$0.00	$(0.37)	$0.12	$0.11
Net income (loss) per share—diluted	$0.10	$0.10	$0.09	$(0.04)	$0.00	$(0.37)	$0.12	$0.11
Cash and cash equivalents and total investments	$21,456	$21,061	$21,008	$19,080	$18,517	$17,347	$17,951	$19,585

Stock Market Information

Cisco common stock is traded on the Nasdaq National Market under the symbol CSCO. The following table lists the high and low closing prices for each period indicated:

	2002		2001

Fiscal	High	Low	High	Low

First quarter	$20.30	$11.24	$68.62	$49.81
Second quarter	$21.79	$16.42	$56.75	$33.31
Third quarter	$19.80	$13.91	$38.25	$13.62
Fourth quarter	$17.25	$11.61	$23.48	$16.20

The Company has never paid cash dividends on its common stock and has no present plans to do so. There were 81,058 registered shareholders as of July 27, 2002.

Cisco Systems, Inc. 2002 Annual Report 49