Form 10-K, Exhibit 13
period 2003-07-26
CISCO SYSTEMS INC
filed 2003-09-10
CIK 858877

Exhibit 13.1

SELECTED FINANCIAL DATA

Five Years Ended July 26, 2003 (In millions, except per-share amounts)

The following selected financial data should be read in conjunction with the Consolidated Financial Statements and related notes.

	July 26, 2003	July 27, 2002	July 28, 2001	July 29, 2000	July 31, 1999

Net sales	$18,878	$18,915	$22,293	$18,928	$12,173
Net income (loss)	$3,578	$1,893	$(1,014)	$2,668	$2,023
Net income (loss) per share—basic	$0.50	$0.26	$(0.14)	$0.39	$0.30
Net income (loss) per share—diluted(1)	$0.50	$0.25	$(0.14)	$0.36	$0.29
Shares used in per-share calculation—basic	7,124	7,301	7,196	6,917	6,646
Shares used in per-share calculation—diluted(1)	7,223	7,447	7,196	7,438	7,062
Cash and cash equivalents and total investments	$20,652	$21,456	$18,517	$20,499	$10,214
Total assets	$37,107	$37,795	$35,238	$32,870	$14,893

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

2003 ANNUAL REPORT 17

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements regarding future events and our future results that are based on current expectations, estimates, forecasts, and projections about the industries in which we operate and the beliefs and assumptions of our management. Words such as “expects,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words, and similar expressions are intended to identify such forward-looking statements. In addition, any statements that refer to projections of our future financial performance, our anticipated growth and trends in our businesses, and other characterizations of future events or circumstances, are forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and are subject to risks, uncertainties, and assumptions that are difficult to predict. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Readers are referred to risks and uncertainties identified below, as well as on the inside cover of this Annual Report to Shareholders and under “Risk Factors,” and elsewhere in our Annual Report on Form 10-K. We undertake no obligation to revise or update any forward-looking statements for any reason.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires us to make judgments, assumptions, and estimates that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Note 2 to the Consolidated Financial Statements describes the significant accounting policies and methods used in the preparation of the Consolidated Financial Statements. We consider the accounting policies described below to be our critical accounting policies. These critical accounting policies are impacted significantly by judgments, assumptions, and estimates used in the preparation of the Consolidated Financial Statements and actual results could differ materially from the amounts reported based on these policies.

Revenue Recognition

We recognize product revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is reasonably assured. In instances where final acceptance of the product, system, or solution is specified by the customer, revenue is deferred until all acceptance criteria have been met. Our total deferred revenue for products was $1.4 billion and $1.7 billion as of July 26, 2003 and July 27, 2002, respectively. Service revenue is generally deferred and, in most cases, recognized ratably over the period during which the services are to be performed, which is typically from one to three years. Our total deferred revenue for services was $2.5 billion and $2.2 billion as of July 26, 2003 and July 27, 2002, respectively.

Contracts and customer purchase orders are generally used to determine the existence of an arrangement. Shipping documents and customer acceptance, when applicable, are used to verify delivery. We assess whether the fee is fixed or determinable based on the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment. We assess collectibility based primarily on the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer’s payment history.

When a sale involves multiple elements, such as sales of products that include services, the entire fee from the arrangement is allocated to each respective element based on its relative fair value and recognized when revenue recognition criteria for each element are met. The amount of product revenue recognized is impacted by our judgments as to whether an arrangement includes multiple elements and if so, whether vendor-specific objective evidence of fair value exists for those elements. Changes to the elements in an arrangement and the ability to establish vendor-specific objective evidence for those elements could affect the timing of the revenue recognition.

We make sales to two-tier distribution channels and recognize revenue based on a sell-through method utilizing information provided by our distributors. These distributors are given business terms that allow them to return a portion of inventory, receive credits for changes in selling prices, and participate in various cooperative marketing programs. We maintain estimated accruals and allowances for such exposures. If actual credits received by distributors for inventory returns, changes in selling prices, and cooperative marketing programs were to deviate significantly from our estimates, which are based on historical experience, our revenue could be adversely affected.

Allowance for Doubtful Accounts and Sales Returns

Our accounts receivable balance, net of allowance for doubtful accounts, was $1.4 billion as of July 26, 2003, compared with $1.1 billion as of July 27, 2002. The allowance for doubtful accounts as of July 26, 2003 was $183 million, compared with $335 million as of July 27, 2002. The allowance is based on our assessment of the collectibility of customer accounts. We regularly review the allowance by considering factors such as historical experience, credit quality, age of the accounts receivable balances, and current economic conditions that may affect a customer’s ability to pay.

Our provision (credit) for doubtful accounts was ($59) million, $91 million, and $268 million for fiscal 2003, 2002, and 2001, respectively. In fiscal 2003, we recorded a credit for doubtful accounts as a result of the improvement in the collectibility of specific customer accounts due to improved credit quality and resolution of disputes. If a major customer’s creditworthiness deteriorates, or if actual defaults are higher than our historical experience, or if other circumstances arise, our estimates of the recoverability of amounts due to us could be overstated, and additional allowances could be required, which could have an adverse impact on our revenue.

18 CISCO SYSTEMS, INC.

A reserve for sales returns is established based on historical trends in product return rates. The reserve for sales returns as of July 26, 2003 and July 27, 2002 included $73 million and $113 million, respectively, for estimated future returns that were recorded as a reduction of our accounts receivable. If the actual future returns were to deviate from the historical data on which the reserve had been established, our revenue could be adversely affected.

Allowance for Inventory

Our inventory balance was $873 million as of July 26, 2003, compared with $880 million as of July 27, 2002. Our inventory allowances as of July 26, 2003 were $122 million, compared with $226 million as of July 27, 2002. We provide inventory allowances based on excess and obsolete inventories determined primarily by future demand forecasts. The allowance is measured as the difference between the cost of the inventory and market based upon assumptions about future demand and charged to the provision for inventory, which is a component of our cost of sales. At the point of the loss recognition, a new, lower-cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

Our provision for inventory was $70 million, $131 million, and $2.1 billion for fiscal 2003, 2002, and 2001, respectively. If there were to be a sudden and significant decrease in demand for our products, or if there were a higher incidence of inventory obsolescence because of rapidly changing technology and customer requirements, we could be required to increase our inventory allowances and our gross margin could be adversely affected. Inventory management remains an area of focus as we balance the need to maintain strategic inventory levels to ensure competitive lead times versus the risk of inventory obsolescence because of rapidly changing technology and customer requirements.

Warranty Costs

The liability for product warranties, included as other accrued liabilities, was $246 million as of July 26, 2003, compared with $242 million as of July 27, 2002. (See Note 8 to the Consolidated Financial Statements.) Our products sold are generally covered by a warranty for periods of 90 days, one year, or five years, and for some products, we provide a limited lifetime warranty. We accrue for warranty costs as part of our cost of sales based on associated material costs and technical support labor costs. Material cost is primarily estimated based upon historical trends in the volume of product returns within the warranty period and the cost to repair or replace the equipment. Technical support labor cost is primarily estimated based upon historical trends in the rate of customer calls and the cost to support the customer calls within the warranty period.

The provision for warranties issued during fiscal 2003 and 2002 was $342 million and $443 million, respectively. If we experience an increase in warranty claims compared with our historical experience, or if costs of servicing warranty claims are greater than the expectations on which the accrual has been based, our gross margin could be adversely affected.

Investment Impairments

Our publicly traded equity investments are reflected on the Consolidated Balance Sheets as of July 26, 2003 at a fair value of $745 million, compared with $567 million as of July 27, 2002. (See Note 7 to the Consolidated Financial Statements.) We recognize an impairment charge when the decline in the fair value of our publicly traded equity investments below their cost basis is judged to be other-than-temporary. The ultimate value realized on these equity investments is subject to market price volatility until they are sold. We consider various factors in determining whether we should recognize an impairment charge, including, but not limited to, the length of time and extent to which the fair value has been less than our cost basis, the financial condition and near-term prospects of the company, and our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value. Our ongoing consideration of these factors could result in additional impairment charges in the future, which could adversely affect our net income. During the first quarter of fiscal 2003 and 2002, we recognized a charge of $412 million and $858 million, respectively, attributable to the impairment of certain publicly traded equity securities.

We also have investments in privately held companies, many of which can still be considered to be in the startup or development stages. As of July 26, 2003, our investments in privately held companies were $516 million, compared with $477 million as of July 27, 2002, and were included in other assets. (See Note 5 to the Consolidated Financial Statements.) We monitor these investments for impairment and make appropriate reductions in carrying values if we determine an impairment charge is required based primarily on the financial condition and near-term prospects of these companies. These investments are inherently risky, as the markets for the technologies or products these companies are developing are typically in the early stages and may never materialize. Our impairment charges on investments in privately held companies were $281 million and $420 million during fiscal 2003 and 2002, respectively.

2003 ANNUAL REPORT 19

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Goodwill Impairments

Our methodology for allocating the purchase price relating to purchase acquisitions is determined through established valuation techniques in the high-technology communications equipment industry and based on valuations performed by an independent third party. Goodwill is measured as the excess of the cost of acquisition over the sum of the amounts assigned to identifiable assets acquired less liabilities assumed. We perform goodwill impairment tests on an annual basis and between annual tests in certain circumstances for each reporting unit. The goodwill recorded on the Consolidated Balance Sheets as of July 26, 2003 was $4.0 billion, compared with $3.6 billion as of July 27, 2002. In response to changes in industry and market conditions, we could be required to strategically realign our resources and consider restructuring, disposing of, or otherwise exiting businesses, which could result in an impairment of goodwill. Based on impairment tests performed using independent third-party valuations, there was no impairment in our goodwill in fiscal 2003 and 2002.

Income Taxes

Our effective tax rates differ from the statutory rate due to the impact of nondeductible in-process research and development (“in-process R&D”), acquisition-related costs, research and experimentation tax credits, state taxes, and the tax impact of non-U.S. operations. Our effective tax rate was 28.6%, 30.1%, and (16.0%) for fiscal 2003, 2002, and 2001, respectively. Our future effective tax rates could be adversely affected by earnings being lower than anticipated in countries where we have lower statutory rates, changes in the valuation of our deferred tax assets or liabilities, or changes in tax laws or interpretations thereof. In addition, we are subject to the continuous examination of our income tax returns by the Internal Revenue Service and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes.

Loss Contingencies

We are subject to the possibility of various loss contingencies arising in the ordinary course of business. We consider the likelihood of loss or impairment of an asset or the incurrence of a liability, as well as our ability to reasonably estimate the amount of loss in determining loss contingencies. An estimated loss contingency is accrued when it is probable that an asset has been impaired or a liability has been incurred and the amount of loss can be reasonably estimated. We regularly evaluate current information available to us to determine whether such accruals should be adjusted and whether new accruals are required.

SELECTED FINANCIAL DATA FOR FISCAL 2003, 2002, AND 2001

Net Sales

We manage our business based on four geographic theaters: the Americas; Europe, the Middle East, and Africa (“EMEA”); Asia Pacific; and Japan. Net sales, which include product and service revenue, for each theater are summarized in the following table (in millions, except percentages):

	AMOUNT			PERCENTAGE OF NET SALES
Years Ended	July 26, 2003	July 27, 2002	July 28, 2001	July 26, 2003	July 27, 2002	July 28, 2001

Net sales:
Americas	$10,544	$10,654	$12,051	55.8%	56.4%	54.0%
EMEA	5,202	5,126	6,377	27.6%	27.1%	28.6%
Asia Pacific	1,860	1,765	2,331	9.9%	9.3%	10.5%
Japan	1,272	1,370	1,534	6.7%	7.2%	6.9%

Total	$18,878	$18,915	$22,293	100.0%	100.0%	100.0%

We have reclassified our net sales for each geographic theater for fiscal 2002 and 2001 to conform to the current year’s presentation, which reflects the breakdown of service revenue for EMEA, Asia Pacific, and Japan theaters, all of which were previously included in the Americas theater.

The following table is a breakdown of net sales between product and service revenue (in millions, except percentages):

	AMOUNT			PERCENTAGE OF NET SALES
Years Ended	July 26, 2003	July 27, 2002	July 28, 2001	July 26, 2003	July 27, 2002	July 28, 2001

Net sales:
Product	$15,565	$15,669	$19,559	82.5%	82.8%	87.7%
Service	3,313	3,246	2,734	17.5%	17.2%	12.3%

Total	$18,878	$18,915	$22,293	100.0%	100.0%	100.0%

20 CISCO SYSTEMS, INC.

The following table is a breakdown of net product sales by theater (in millions, except percentages):

	AMOUNT			PERCENTAGE OF NET PRODUCT SALES
Years Ended	July 26, 2003	July 27, 2002	July 28, 2001	July 26, 2003	July 27, 2002	July 28, 2001

Net product sales:
Americas	$8,109	$8,277	$10,006	52.1%	52.7%	51.1%
EMEA	4,609	4,537	5,902	29.6%	29.0%	30.2%
Asia Pacific	1,687	1,593	2,193	10.8%	10.2%	11.2%
Japan	1,160	1,262	1,458	7.5%	8.1%	7.5%

Total	$15,565	$15,669	$19,559	100.0%	100.0%	100.0%

The following table presents net sales for groups of similar products (in millions, except percentages):

	AMOUNT			PERCENTAGE OF NET PRODUCT SALES
Years Ended	July 26, 2003	July 27, 2002	July 28, 2001	July 26, 2003	July 27, 2002	July 28, 2001

Net product sales:
Routers	$4,859	$5,487	$7,095	31.2%	35.0%	36.3%
Switches	7,721	7,651	9,141	49.6%	48.8%	46.7%
Access	965	1,042	1,869	6.2%	6.7%	9.6%
Other	2,020	1,489	1,454	13.0%	9.5%	7.4%

Total	$15,565	$15,669	$19,559	100.0%	100.0%	100.0%

We have reclassified our net sales for groups of similar products in fiscal 2002 and 2001 to conform to the current year’s presentation. The reclassification was primarily related to our net sales of Advanced Technology products, which were previously included in the “Routers” product category and are now included in the “Other” product category in the table above. The reclassification had an impact of less than 1% on each product category in proportion to total product revenue.

Gross Margin

The following table shows the standard margin for each theater and the total gross margin for products and services (in millions, except percentages):

	AMOUNT			STANDARD MARGIN
Years Ended	July 26, 2003	July 27, 2002	July 28, 2001	July 26, 2003	July 27, 2002	July 28, 2001

Gross margin:
Americas	$8,363	$8,122	$8,687	79.3%	76.2%	72.1%
EMEA	4,232	4,066	4,710	81.4%	79.3%	73.9%
Asia Pacific	1,523	1,432	1,594	81.9%	81.1%	68.4%
Japan	1,052	1,086	1,182	82.7%	79.3%	77.1%

Standard margin	15,170	14,706	16,173	80.4%	77.7%	72.5%
Production overhead	(547)	(651)	(615)
Manufacturing variances and other related costs	(1,390)	(2,042)	(4,486)

Total	$13,233	$12,013	$11,072

Gross margin for products and services in fiscal 2003, 2002, and 2001 was as follows (in millions, except percentages):

	AMOUNT			GROSS MARGIN
Years Ended	July 26, 2003	July 27, 2002	July 28, 2001	July 26, 2003	July 27, 2002	July 28, 2001

Gross margin:
Product	$10,971	$9,755	$9,361	70.5%	62.3%	47.9%
Service	2,262	2,258	1,711	68.3%	69.6%	62.6%

Total	$13,233	$12,013	$11,072	70.1%	63.5%	49.7%

2003 ANNUAL REPORT 21

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Research and Development, Sales and Marketing, and General and Administrative Expenses

Research and development (“R&D”), sales and marketing, and general and administrative (“G&A”) expenses are summarized in the following table (in millions, except percentages):

	AMOUNT			PERCENTAGE OF NET SALES
Years Ended	July 26, 2003	July 27, 2002	July 28, 2001	July 26, 2003	July 27, 2002	July 28, 2001

Research and development	$3,135	$3,448	$3,922	16.6%	18.2%	17.6%
Sales and marketing	$4,116	$4,264	$5,296	21.8%	22.5%	23.8%
General and administrative	$702	$618	$778	3.7%	3.3%	3.5%

DISCUSSION OF FISCAL 2003 AND 2002

Net Sales

Net sales in fiscal 2003 were $18.9 billion, compared with $18.9 billion in fiscal 2002, a decrease of $37 million or 0.2%. Net product sales for fiscal 2003 decreased by $104 million, compared with fiscal 2002 partially offset by an increase of $67 million in service revenue. The decrease in net product sales was due to the impact of a combination of a challenging global economic environment, geopolitical issues, and continued constraints on information technology-related capital spending, particularly with respect to our service provider customers. The increase in service revenue was primarily due to increased technical support service contract initiations and renewals associated with product sales.

Net Product Sales by Theater

Net product sales in the Americas theater consist of net product sales in the United States and Americas International, which includes Canada, Mexico, and Latin America. Net product sales in the Americas theater in fiscal 2003 decreased by $168 million or 2.0% from $8.3 billion in fiscal 2002 to $8.1 billion. Net product sales in the United States were $7.4 billion in fiscal 2003, compared with $7.4 billion in fiscal 2002, a decrease of $69 million or 0.9%. Net product sales in Americas International in fiscal 2003 were $759 million, compared with $858 million in fiscal 2002, a decrease of $99 million or 11.5%. The decrease in net product sales reflects the slowdown in the United States and other economies, over-capacity, and constraints on information technology-related capital spending, which have continued to affect both enterprise and service provider customers, especially service provider customers. This decrease was partially offset by growth in our net product sales to the United States federal government, which increased by approximately 20% in fiscal 2003 compared with fiscal 2002.

Net product sales in the EMEA theater in fiscal 2003 increased by $72 million or 1.6% from $4.5 billion in fiscal 2002 to $4.6 billion, as incumbent service providers began deploying products and some enterprise markets experienced modest growth. In Asia Pacific, net product sales in fiscal 2003 increased by $94 million or 5.9% from $1.6 billion in fiscal 2002 to $1.7 billion due to infrastructure builds, broadband acceleration, and investments by Asian telecom carriers. Net product sales in the Japan theater in fiscal 2003 decreased by $102 million or 8.1% from $1.3 billion in fiscal 2002 to $1.2 billion due to ongoing economic challenges in the theater.

Net Product Sales by Groups of Similar Products

Net product sales related to routers in fiscal 2003 decreased by $628 million or 11.4% from $5.5 billion in fiscal 2002 to $4.9 billion due to decreases in sales of midrange and low-end routers. Net product sales related to switches in fiscal 2003 increased by $70 million or 0.9% from $7.7 billion in fiscal 2002 to $7.7 billion due to increases in sales of fixed LAN and WAN switches partially offset by a decrease in sales of modular LAN switches. Net product sales related to access products in fiscal 2003 decreased by $77 million or 7.4% from $1.0 billion in fiscal 2002 to $965 million due to decreases in sales of digital subscriber line (DSL) and dial access products partially offset by an increase in sales of wireless LAN products. Net product sales related to other products in fiscal 2003 increased by $531 million or 35.7% from $1.5 billion in fiscal 2002 to $2.0 billion due to increases in sales of security and IP telephony products.

Net product sales may be adversely affected in the future by changes in the geopolitical environment and global economic conditions; sales cycles and implementation cycles of our products; changes in the mix of our customers between service provider and enterprise; changes in the mix of direct sales and indirect sales; variations in sales channels; and final acceptance criteria of the product, system, or solution as specified by the customer. Service provider customers typically have longer implementation cycles, require a broader range of services including design services, and often have acceptance provisions, which can lead to a delay in revenue recognition. To improve customer satisfaction, we continue to attempt to reduce our manufacturing lead times, which may result in corresponding reductions in order backlog. A decline in backlog levels could result in more variability and less predictability in our quarter-to-quarter net sales and operating results. Net product sales may also be adversely affected by fluctuations in demand for our products, especially with respect to Internet businesses and telecommunications service providers, price and product competition in the communications and networking industries, introduction and market acceptance of new technologies and products, adoption of new networking standards, and financial difficulties experienced by our customers.

22 CISCO SYSTEMS, INC.

Two-tier distributors are given business terms that allow them to return a portion of inventory, receive credits for changes in selling prices, and participate in various cooperative marketing programs. In addition, increasing two-tier distribution channels generally results in greater difficulty in forecasting the mix of our products and, to a certain degree, the timing of orders from our customers. We recognize revenue to two-tier distributors based on a sell-through method utilizing information provided by our distributors, and we maintain accruals and allowances for all cooperative marketing and other programs.

Net Service Revenue

Net service revenue in fiscal 2003 increased by $67 million or 2.1% from $3.2 billion in fiscal 2002 to $3.3 billion due to increased technical support service contract initiations and renewals associated with product sales that have resulted in a higher installed base of equipment being serviced and revenue from advanced services, which relates to consulting support services of our technologies for specific networking needs. Net service revenue is generally deferred and, in most cases, recognized ratably over the service period, which is typically one to three years. Net service revenue will typically experience some variability over time due to various factors such as the timing of technical support service contract initiations and renewals. In addition, our revenue from advanced services may increase to a higher proportion of total service revenue due to our continued focus on providing comprehensive support of our customers’ networking devices, applications, and infrastructures.

Gross Margin

Gross margin in fiscal 2003 increased from 63.5% in fiscal 2002 to 70.1% due to an increase in product gross margin partially offset by a decrease in service gross margin as discussed below.

Product Gross Margin

Product gross margin increased from 62.3% in fiscal 2002 to 70.5% in fiscal 2003, an increase of 8.2%. This increase was due to an increase in standard margin combined with decreases in production overhead and manufacturing and other related costs.

Standard margin increased by 3.5% in fiscal 2003, compared with fiscal 2002, due to lower component costs and value engineering, partially offset by the impact of product pricing reductions and changes in the mix of products sold. Value engineering is the process by which the production costs are reduced through component redesign, board configuration, test processes, and transformation processes.

Production overhead and manufacturing and other related costs decreased in fiscal 2003, compared with fiscal 2002, which resulted in an increase in product gross margin of 4.7%. Production overhead in fiscal 2003 decreased by $104 million from $651 million in fiscal 2002 to $547 million related to lower labor, depreciation on equipment, and facilities charges associated with manufacturing activities. In addition, manufacturing and other related costs in fiscal 2003 decreased by $652 million from $2.0 billion in fiscal 2002 to $1.4 billion due to lower warranty, provision for inventory, and other nonstandard costs. The provision for inventory in fiscal 2002 included an excess inventory benefit of $422 million related to inventory previously written off and utilized in production or sold.

Product gross margin may be adversely affected in the future by changes in the mix of products sold or channels of distribution, sales discounts, increases in material or labor costs, excess inventory and obsolescence charges, changes in shipment volume, loss of cost savings due to changes in component pricing, impact of value engineering, inventory holding charges, price competition and introduction of new products or entering new markets, and different pricing and cost structures of new markets. If warranty costs associated with our products are greater than we have experienced, product gross margin may also be adversely affected. Product gross margin may also be affected by geographic mix, as well as the mix of configurations within each product group.

Service Gross Margin

Service gross margin decreased from 69.6% in fiscal 2002 to 68.3% in fiscal 2003, a decrease of 1.3%. Service gross margin will typically experience some variability over time due to various factors such as the change in mix between technical support services and advanced services, as well as the timing of technical support service contract initiations and renewals.

Research and Development, Sales and Marketing, and General and Administrative Expenses

R&D expenses in fiscal 2003 decreased by $313 million or 9.1% from $3.4 billion in fiscal 2002 to $3.1 billion primarily due to a decrease in expenditures on prototypes of approximately $120 million due, in part, to our ongoing cost control measures. In addition, the decrease in R&D expenses was also due to lower depreciation on lab equipment and other reduced discretionary spending. We have continued to invest in R&D efforts in a wide variety of areas such as data, voice, and video over IP; advanced access and aggregation technologies such as cable, wireless, mobility, and other broadband technologies; advanced enterprise switching; optical technology; storage area networking; content networking; security; network management; and advanced core and edge routing technologies. We have also continued to purchase or license technology in order to bring a broad range of products to market in a timely fashion. If we believe that we are unable to enter a particular market in a timely manner with internally developed products, we may license technology from other businesses or acquire businesses as an alternative to internal R&D. All of our R&D costs have been expensed as incurred.

2003 ANNUAL REPORT 23

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Sales and marketing expenses in fiscal 2003 decreased by $148 million or 3.5% from $4.3 billion in fiscal 2002 to $4.1 billion due to a decrease in sales expenses of $176 million partially offset by an increase in marketing expenses of $28 million. Sales expenses decreased in fiscal 2003, compared with fiscal 2002, due to the decrease in expenses related to our sales programs and other reduced discretionary spending. In addition, we experienced a decrease in the size of our sales force during fiscal 2003. Our marketing expenses increased in fiscal 2003, compared with fiscal 2002, as we have continued to invest in both our new growth market opportunities and our branding strategy. During fiscal 2003, we invested approximately $98 million in a new marketing campaign.

G&A expenses in fiscal 2003 increased by $84 million or 13.6% from $618 million in fiscal 2002 to $702 million. The increase in G&A expenses for fiscal 2003, compared with fiscal 2002, was primarily related to real estate allocations.

We hedge foreign currency forecasted transactions related to operating expenses with currency options. The effects of foreign currency fluctuations, net of hedging, increased total R&D, sales and marketing, and G&A expenses by approximately 1% in fiscal 2003 compared with fiscal 2002.

In the third quarter of fiscal 2001, we announced a restructuring program to prioritize our initiatives around a focus on profit contribution, high-growth areas of our business, reduction of expenses, and improved efficiency. This restructuring program included a worldwide workforce reduction, consolidation of excess facilities, and restructuring of certain business functions. (For additional information regarding the restructuring program, see Note 4 to the Consolidated Financial Statements.) During fiscal 2003, we increased the restructuring liabilities related to the consolidation of excess facilities and other charges by $45 million, which was recorded during the first and fourth quarter of fiscal 2003, due to changes in real estate market conditions. The increase in restructuring liabilities was recorded as expenses related to R&D ($18 million), sales and marketing ($18 million), G&A ($4 million), and cost of sales ($5 million) in the Consolidated Statements of Operations. During fiscal 2002, we increased the restructuring liabilities related to the consolidation of excess facilities and other charges by $93 million, which was recorded in the third quarter of fiscal 2002, due to changes in real estate market conditions. The increase in restructuring liabilities was recorded as expenses related to R&D ($39 million), sales and marketing ($42 million), G&A ($8 million), and cost of sales ($4 million) in the Consolidated Statements of Operations. There can be no assurance that future changes in real estate market conditions will not result in additional real estate liabilities.

Amortization of Purchased Intangible Assets

Amortization of purchased intangible assets included in operating expenses was $394 million in fiscal 2003, compared with $699 million in fiscal 2002. The decrease in the amortization of purchased intangible assets in fiscal 2003, compared with fiscal 2002, was primarily due to the accelerated amortization for certain technology and patent intangibles in the prior year period, and a decrease in the write-down of certain technology and patent intangibles. The write-down of certain technology and patent intangibles in fiscal 2003 was $49 million, compared with $159 million in fiscal 2002. The write-downs of certain technology and patent intangibles were related to a decrease in the expected future cash flows for these purchased intangible assets. (For additional information regarding purchased intangible assets, see Note 3 to the Consolidated Financial Statements.)

In-Process Research and Development

Our methodology for allocating the purchase price relating to purchase acquisitions to in-process R&D is determined through established valuation techniques in the high-technology communications equipment industry and based on valuations performed by an independent third party. In-process R&D expense in fiscal 2003 was $4 million, compared with $65 million in fiscal 2002. (See Note 3 to the Consolidated Financial Statements for additional information regarding the acquisitions completed in fiscal 2003 and 2002 and the in-process R&D recorded for each acquisition.) The amount expensed to in-process R&D was expensed upon acquisition because technological feasibility had not been established and no future alternative uses existed.

The fair value of the existing purchased technology and patents, as well as the technology under development, is determined using the income approach, which discounts expected future cash flows to present value. The discount rates used in the present value calculations are typically derived from a weighted-average cost of capital analysis and venture capital surveys, adjusted upward to reflect additional risks inherent in the development life cycle. We consider the pricing model for products related to these acquisitions to be standard within the high-technology communications equipment industry. However, we do not expect to achieve a material amount of expense reductions as a result of integrating the acquired in-process technology. Therefore, the valuation assumptions do not include significant anticipated cost savings.

For purchase acquisitions completed to date, the development of these technologies remains a significant risk due to the remaining efforts to achieve technical viability, rapidly changing customer markets, uncertain standards for new products, and significant competitive threats from several companies. The nature of the efforts to develop these technologies into commercially viable products consists primarily of planning, designing, experimenting, and testing activities necessary to determine that the technologies can meet market expectations, including functionality and technical requirements. Failure to bring these products to market in a timely manner could result in a loss of market share or a lost opportunity to capitalize on emerging markets, and could have a material adverse impact on our business and operating results.

24 CISCO SYSTEMS, INC.

The following table summarizes the key assumptions underlying the valuation for our purchase acquisitions completed in fiscal 2003 and 2002, for which in-process R&D was recorded (in millions, except percentages):

Acquisition	In-Process R&D Expense	Estimated Cost to CompleteTechnology at Time of Acquisition	Risk-Adjusted Discount Rate for In-Process R&D

FISCAL 2003
Okena, Inc.	$ 3	$ 1	22.0%
SignalWorks, Inc.	$ 1	$ 1	24.0%

FISCAL 2002
Allegro Systems, Inc.	$ 28	$ 5	52.5%
AuroraNetics, Inc.	$ 9	$ 2	35.0%
Hammerhead Networks, Inc.	$ 27	$ 2	23.0%
Navarro Networks, Inc.	$ 1	$ 1	23.0%

The key assumptions primarily consist of an expected completion date for the in-process projects; estimated costs to complete the projects; revenue and expense projections, assuming the products have entered the market; and discount rates based on the risks associated with the development life cycle of the in-process technology acquired. Failure to achieve the expected levels of revenue and net income from these products will negatively impact the return on investment expected at the time that the acquisitions were completed and may result in impairment charges. Actual results from the purchase acquisitions to date did not have a material adverse impact on our business and operating results, except for certain purchase acquisitions where the purchased intangible assets were impaired and written down as reflected in the Consolidated Statements of Operations.

Interest Income

Interest income was $660 million in fiscal 2003, compared with $895 million in fiscal 2002. The decrease of $235 million or 26.3% in interest income in fiscal 2003, compared with fiscal 2002, was primarily due to lower average interest rates on our portfolio of fixed income securities.

Other Loss, Net

The components of other loss, net, are as follows (in millions):

Years Ended	July 26, 2003	July 27, 2002

Net losses on investments in securities	$239	$707
Impairment charges on investments in privately held companies	281	420

	520	1,127
Other	9	(23)

Total	$529	$1,104

The net losses relating to investments in securities in fiscal 2003 and 2002 included a charge of $412 million and $858 million, respectively, related to the impairment of certain publicly traded equity securities during the first quarter periods. The impairment charges were due to the decline in the fair value of certain publicly traded equity investments below their cost basis that was judged to be other-than-temporary.

Provision for Income Taxes

The effective tax rate was 28.6% for fiscal 2003 and 30.1% for fiscal 2002. The effective tax rate differs from the statutory rate primarily due to the impact of nondeductible in-process R&D, acquisition-related costs, research and experimentation tax credits, state taxes, and the tax impact of non-U.S. operations.

Our future effective tax rates could be adversely affected by earnings being lower than anticipated in countries where we have lower statutory rates, changes in the valuation of our deferred tax assets or liabilities, or changes in tax laws or interpretations thereof. In addition, we are subject to the continuous examination of our income tax returns by the Internal Revenue Service and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes.

2003 ANNUAL REPORT 25

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

DISCUSSION OF FISCAL 2002 AND 2001

Net Sales

Net sales in fiscal 2002 decreased by $3.4 billion or 15.2% from $22.3 billion in fiscal 2001 to $18.9 billion, primarily related to a decrease in net product sales. The decrease in net product sales was due to unfavorable global economic conditions and reduced levels of information technology-related capital spending compared with fiscal 2001. The economic slowdown has had a significant impact on the telecommunications industry, in particular service provider customers.

Net Product Sales by Theater

Net product sales in the Americas theater decreased by $1.7 billion or 17.3% from $10.0 billion in fiscal 2001 to $8.3 billion in fiscal 2002. The decrease was primarily related to the decline in net product sales in the service provider market, in particular the incumbent local exchange carrier (ILEC) and interexchange carrier (IXC) sectors. The slowdown in the U.S. economy, over-capacity, changes in the service provider market, and constraints on information technology-related capital spending had a significant adverse effect on many of our service provider customers. The enterprise market experienced a lower decrease in net product sales compared with the service provider market primarily because of the need for large corporations, specifically in the manufacturing, health-care, education, and retail sectors, as well as the U.S. government, to maintain their networks.

Net product sales in EMEA in fiscal 2002 decreased by $1.4 billion or 23.1% from $5.9 billion in fiscal 2001 to $4.5 billion. Similar to the Americas theater, the decrease in net product sales was related to the slowdown in the European telecommunications sector and the enterprise market due to companies closely managing their capital spending.

Net product sales in Asia Pacific in fiscal 2002 decreased by $600 million or 27.4% from $2.2 billion in fiscal 2001 to $1.6 billion. The decrease was primarily related to the decline in net product sales in the enterprise and service provider markets, in particular the service provider market in China, which experienced increased consolidation and restructuring.

Net product sales in Japan in fiscal 2002 decreased by $196 million or 13.4% from $1.5 billion in fiscal 2001 to $1.3 billion. The decrease was primarily related to contraction in the electronics sector partially offset by net product sales to the government sector.

Net Product Sales by Groups of Similar Products

Net product sales related to routers decreased by $1.6 billion or 22.7% from $7.1 billion in fiscal 2001 to $5.5 billion, primarily due to decreases in sales of our high-end and edge routers. Net product sales related to switches experienced a decrease of $1.5 billion or 16.3% from $9.1 billion in fiscal 2001 to $7.7 billion, primarily due to decreases in sales of our modular LAN and WAN multiservice switches. Net product sales related to access products decreased by $827 million or 44.2% from $1.9 billion in fiscal 2001 to $1.0 billion, primarily due to decreases in sales of our access concentrators and DSL access multiplexer (DSLAM) products.

Net Service Revenue

Net service revenue in fiscal 2002 increased by $512 million or 18.7% from $2.7 billion in fiscal 2001 to $3.2 billion. The increase in net service revenue was primarily related to technical support services, which provide maintenance and problem resolution services for our products. In addition, revenue from consultative support of our technologies for specific customer networking needs increased. During fiscal 2002, technical support service contract renewals associated with product sales increased, compared with the prior fiscal year.

Gross Margin

Gross margin in fiscal 2002 was 63.5%, compared with 49.7% in fiscal 2001.

Product Gross Margin

The increase in product gross margin from 47.9% in fiscal 2001 to 62.3% in fiscal 2002 was primarily related to the effect of a charge for additional excess inventory of $2.2 billion recorded in the third quarter of fiscal 2001 and benefits recognized thereafter as described below. Excluding the additional excess inventory charge and the subsequent benefits, there was a slight increase in product gross margin that was primarily due to lower component costs that were partially offset by lower shipment volumes.

Because of a sudden and significant decrease in demand for our products in the third quarter of fiscal 2001, inventory levels exceeded our estimated requirements based on demand forecasts, and an additional excess inventory charge of $2.2 billion, which included an additional liability for purchase commitments, was recorded in accordance with our accounting policy. In fiscal 2002, the provision for inventory and the additional liability for purchase commitments were reduced by a $525 million benefit related to inventory used to manufacture products sold in excess of our expectations and the settlement of purchase commitments for less than the estimated amount previously included as part of the additional excess inventory charge.

26 CISCO SYSTEMS, INC.

The following is a summary of the change in the additional excess inventory reserve (in millions):

	Excess Inventory Reserve	Excess Inventory Benefit

Initial charge in the third quarter of fiscal 2001	$2,249
Usage:
Inventory scrapped	(105)	$—
Sale of inventory	(89)	9
Inventory utilized	(49)	49
Settlement of purchase commitments	(329)	129

	(572)	$187

Reserve balance as of July 28, 2001	1,677
Usage:
Inventory scrapped	(975)	$—
Sale of inventory	(64)	14
Inventory utilized	(408)	408
Settlement of purchase commitments	(173)	103

	(1,620)	$525

Reserve balance as of July 27, 2002	$57

Service Gross Margin

The increase in service gross margin from 62.6% in fiscal 2001 to 69.6% in fiscal 2002 was primarily due to higher service revenue and cost efficiencies in the delivery of our services.

Research and Development, Sales and Marketing, and General and Administrative Expenses

Total R&D, sales and marketing, and G&A expenses decreased in absolute dollars from fiscal 2001, primarily due to the impact of the restructuring program and cost control measures to contain hiring and to reduce discretionary spending. Total R&D, sales and marketing, and G&A expenses in the fourth quarter of fiscal 2002 decreased by approximately $600 million, compared with the quarter prior to the restructuring charge.

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

Restructuring Costs and Other Special Charges

During fiscal 2001, we recorded restructuring costs and other special charges of $1.2 billion. (For additional information, see Note 4 to the Consolidated Financial Statements.)

Amortization of Goodwill

We elected to early adopt Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”), effective the beginning of fiscal 2002. SFAS 142 requires goodwill to be tested for impairment on an annual basis and between annual tests in certain circumstances, and written down when impaired, rather than amortized as previous accounting standards required. In accordance with SFAS 142, we ceased amortizing goodwill. Based on the impairment tests performed, there was no impairment of goodwill in fiscal 2002.

2003 ANNUAL REPORT 27

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Amortization of Purchased Intangible Assets

Amortization of purchased intangible assets included in operating expenses was $699 million in fiscal 2002, compared with $365 million in fiscal 2001. The increase in the amortization of purchased intangible assets was primarily related to additional amortization from acquisitions, accelerated amortization for certain technology and patent intangibles due to a reduction in their estimated useful lives, and a write-down of certain technology and patent intangibles. This write-down totaled $159 million and was due to the continued downturn in the optical market primarily related to the reduced demand for long-haul products, resulting in a significant adverse impact on the expected future cash flows of these purchased intangible assets.

In-Process Research and Development

In-process R&D expense in fiscal 2002 was $65 million, compared with $855 million in fiscal 2001. (See Note 3 to the Consolidated Financial Statements for additional information regarding the acquisitions completed in fiscal 2002 and 2001 and the in-process R&D recorded for each acquisition.) The following table summarizes the key assumptions underlying the valuations for our significant purchase acquisitions completed in fiscal 2002 and 2001 (in millions, except percentages):

Acquisition	In-Process R&D Expense	Estimated Cost to Complete Technology at Time of Acquisition	Risk-Adjusted Discount Rate for In- Process R&D

FISCAL 2002
Allegro Systems, Inc.	$ 28	$ 5	52.5%
AuroraNetics, Inc.	$ 9	$ 2	35.0%
Hammerhead Networks, Inc.	$ 27	$ 2	23.0%
Navarro Networks, Inc.	$ 1	$ 1	23.0%

FISCAL 2001
Active Voice Corporation	$ 37	$ 5	40.0%
IPCell Technologies, Inc.	$ 75	$ 10	30.0%
IPmobile, Inc.	$ 181	$ 15	42.5%
NuSpeed, Inc.	$ 164	$ 6	40.0%
PixStream Incorporated	$ 67	$ 2	35.0%
Radiata, Inc.	$ 29	$ 3	30.0%

Interest Income

Interest income was $895 million in fiscal 2002, compared with $967 million in fiscal 2001. The decrease in interest income was primarily due to lower average interest rates.

Other Income (Loss), Net

Other income (loss), net was ($1.1) billion in fiscal 2002, compared with $163 million in fiscal 2001. The net loss in fiscal 2002 included a charge of $858 million recorded in the first quarter related to the impairment of certain publicly traded equity securities in our investment portfolio. This impairment charge was due to the decline in the fair value of our publicly traded equity investments below the cost basis that was judged to be other-than-temporary.

Provision for Income Taxes

The effective tax rate was 30.1% for fiscal 2002 and (16.0%) for fiscal 2001. The effective tax rate differs from the statutory rate primarily due to the impact of nondeductible in-process R&D, acquisition-related costs, research and experimentation tax credits, state taxes, and the tax impact of non-U.S. operations.

RECENT ACCOUNTING PRONOUNCEMENT

Financial Accounting Standards Board Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”), was issued in January 2003. FIN 46 requires that if an entity is the primary beneficiary of a variable interest entity, the assets, liabilities, and results of operations of the variable interest entity should be included in the Consolidated Financial Statements of the entity. The provisions of FIN 46 are effective immediately for all arrangements entered into after January 31, 2003. For those arrangements entered into prior to January 31, 2003, the provisions of FIN 46 are required to be adopted at the beginning of the first interim or annual period beginning after June 15, 2003. (For additional information regarding variable interest entities and the impact of the adoption of FIN 46, see Note 8 to the Consolidated Financial Statements.)

28 CISCO SYSTEMS, INC.

LIQUIDITY AND CAPITAL RESOURCES

The following sections discuss the effects of changes in our balance sheets, cash flows, and commitments on our liquidity and capital resources.

Balance Sheet and Cash Flows

Cash and Cash Equivalents and Total Investments Cash and cash equivalents and total investments were $20.7 billion as of July 26, 2003, a decrease of $804 million or 3.7% from $21.5 billion at July 27, 2002. The decrease was primarily a result of cash used for the repurchase of common stock of $6.0 billion and capital expenditures of $717 million partially offset by cash provided by operating activities of $5.2 billion and cash provided by the issuance of common stock of $578 million related to employee stock option exercises and employee stock purchases.

We expect that cash provided by operating activities may fluctuate in future periods as a result of a number of factors, including fluctuations in our operating results, shipment linearity, accounts receivable collections, inventory management, and the timing of tax and other payments. (For additional discussion, see the section entitled “Risk Factors” in our Annual Report on

Form 10-K.)

Accounts Receivable, Net Accounts receivable, net was $1.4 billion and $1.1 billion as of July 26, 2003 and July 27, 2002, respectively. Days sales outstanding (“DSO”) in receivables as of July 26, 2003 and July 27, 2002 were 26 days and 21 days, respectively. Our accounts receivable and DSO are primarily impacted by shipment linearity and collections performance. Shipment linearity is a measure of the level of shipments throughout a particular quarter. A steady level of shipments and good collections performance will result in reduced DSO compared with a higher level of shipments toward the end of the quarter, which will result in a shorter amount of time to collect the related accounts receivable and will result in increased DSO.

Inventories Inventories were $873 million as of July 26, 2003, a decrease of $7.0 million or 0.8% from $880 million at July 27, 2002. Inventories consist of raw materials, work in process, finished goods, and demonstration systems. As of July 26, 2003, approximately 37.5% of our finished goods inventory was located at distributor sites, and represents the deferred cost of sales relating to unrecognized revenue on sales to those distributors. Our finished goods inventory is accounted for at the lower of cost or market.

Inventory turns were 6.8 in the fourth quarter of fiscal 2003, compared with 7.1 in the fourth quarter of fiscal 2002. Inventory levels and the associated inventory turns reflect our ongoing inventory management efforts. Inventory management remains an area of focus as we balance the need to maintain strategic inventory levels to ensure competitive lead times against the risk of inventory obsolescence because of rapidly changing technology and customer requirements.

Commitments

Leases We lease office space in several U.S. locations, as well as locations elsewhere in the Americas International, EMEA, Asia Pacific, and Japan. Rent expense totaled $196 million, $265 million, and $381 million in fiscal 2003, 2002, and 2001, respectively. Future annual minimum lease payments under all non-cancelable operating leases with an initial term in excess of one year as of July 26, 2003 were as follows (in millions):

Fiscal Year	Amount

2004	$246
2005	205
2006	152
2007	119
2008	107
Thereafter	617

Total	$1,446

We had entered into several agreements to lease sites in San Jose, California, where our headquarters is located, and certain other facilities, both completed and under construction, in the areas of San Jose, California; Boxborough, Massachusetts; Salem, New Hampshire; Richardson, Texas; and Research Triangle Park, North Carolina. Under these agreements, we could, at our option, purchase the land or both land and buildings. We could purchase the buildings at approximately the amount expended by the lessors to construct the buildings. As part of the lease agreements, we had restricted certain of our investment securities as collateral for specified obligations of the lessors. In fiscal 2002, we elected to purchase all of the land and buildings as well as sites under construction under the above lease agreements. The total purchase price was approximately $1.9 billion and was primarily funded by the liquidation of restricted investments and lease deposits. As a result, we no longer have any sites under such lease agreements.

2003 ANNUAL REPORT 29

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Purchase Commitments with Contract Manufacturers and Suppliers We use several contract manufacturers and suppliers to provide manufacturing services for our products. During the normal course of business, in order to reduce manufacturing lead times and ensure adequate component supply, we enter into agreements with certain contract manufacturers and suppliers that allow them to procure inventory based upon criteria as defined by us. As of July 26, 2003, we have purchase commitments for inventory of approximately $718 million, compared with $825 million as of July 27, 2002. These purchase commitments are expected to be fulfilled within one year.

We record a liability for purchase commitments related to on-order inventory that is in excess of our future demand forecasts. As of July 26, 2003, the liability for purchase commitments was $99 million, compared with $238 million as of July 27, 2002, and was included in other accrued liabilities.

Other Commitments In fiscal 2001, we entered into an agreement to invest approximately $1.0 billion in venture funds managed by SOFTBANK Corp. and its affiliates (“SOFTBANK”), which are required to be funded on demand. In fiscal 2003, this agreement was amended to a commitment of up to $800 million, of which up to $550 million is to be invested in venture funds under terms similar to the original agreement and $250 million invested as senior debt with entities as directed by SOFTBANK. Our commitment to fund the senior debt is contingent upon the achievement of certain agreed-upon milestones. As of July 26, 2003, we have invested $247 million in the venture funds and $49 million in the senior debt, and both were recorded as investments in privately held companies in our Consolidated Balance Sheets. We had invested $100 million of the original venture funds commitment as of July 27, 2002.

We provide structured financing to certain qualified customers to be used for the purchase of equipment and other needs through our wholly owned subsidiary, Cisco Systems Capital Corporation. These loan commitments may be funded over a two- to three-year period, provided that these customers achieve specific business milestones and satisfy certain financial covenants. Our outstanding loan commitments were approximately $97 million, of which approximately $38 million was eligible for draw-down as of July 26, 2003, compared with outstanding loan commitments of approximately $948 million, of which approximately $209 million was eligible for draw-down as of July 27, 2002. The decrease in loan commitments as of July 26, 2003, compared with July 27, 2002, was related to terminations and reductions of these commitments due to customers not meeting specific business milestones and not satisfying certain financial covenants. As of July 26, 2003, structured loans were $42 million, compared with $61 million as of July 27, 2002.

We have entered into several agreements to purchase or develop real estate, subject to the satisfaction of certain conditions. As of July 26, 2003, the total amount of commitments, if certain conditions are met, was approximately $38 million, compared with approximately $491 million as of July 27, 2002. The decrease in real estate commitments as of July 26, 2003, compared with July 27, 2002, was due to a combination of completed real estate construction and renegotiated commitments. The payments due under these commitments are based on the completion of construction of the real estate or the achievement of other milestones.

As of July 26, 2003, we have a commitment of approximately $130 million to purchase the remaining portion of the minority interest of Cisco Systems, K.K. (Japan), compared with approximately $190 million as of July 27, 2002, and the payments under these commitments are based on a put option held by the minority shareholders.

We also have certain other funding commitments related to our privately held investments that are based on the achievement of certain agreed-upon milestones. The funding commitments were approximately $95 million as of July 26, 2003, compared with approximately $152 million as of July 27, 2002.

Off-Balance Sheet Arrangements Based on recently adopted regulations of the Securities and Exchange Commission, our investments in unconsolidated variable interest entities as of July 26, 2003, which we have disclosed in our previous filings, are considered off-balance sheet arrangements. However, in regard to our investment in Andiamo Systems, Inc. (“Andiamo”) as discussed below, we are required to consolidate Andiamo beginning the first day of the first quarter of fiscal 2004, and as a result, our investment in Andiamo will no longer be considered an off-balance sheet arrangement in fiscal 2004.

In April 2001, we entered into a commitment to provide convertible debt funding of approximately $84 million to Andiamo, a storage switch developer. This debt will be convertible into approximately 44% of the equity in Andiamo, subject to certain terms and conditions. In connection with this investment, we obtained a call option that provided us the right to purchase Andiamo. The purchase price under the call option is based on a valuation of Andiamo using a negotiated formula as discussed below. We also entered into a commitment to provide non-convertible debt funding to Andiamo of approximately $100 million through the close of the acquisition, subject to periodic funding.

30 CISCO SYSTEMS, INC.

On August 19, 2002, we entered into a definitive agreement to acquire privately held Andiamo, which represents the exercise of our rights under the call option. The acquisition of Andiamo is expected to close in the third quarter of fiscal 2004, but no later than July 31, 2004. Under the terms of the agreement, our common stock and options will be exchanged for all outstanding shares and options of Andiamo not owned by us at the closing of the acquisition. The amount of the purchase price for the remaining equity interests in Andiamo not then held by us is not determinable at this time, but will be based primarily upon a formula-based valuation of Andiamo to be determined by applying a multiple to the actual, annualized revenue generated from sales by us of products attributable to Andiamo during a three-month period shortly preceding the closing. Under our agreements with Andiamo, we are the exclusive manufacturer and distributor of all Andiamo products. The multiple will be equal to our average market capitalization during a specified period divided by our annualized revenue for a three-month period prior to closing, subject to adjustment as follows: (i) if the multiple so calculated is less than 10, then the multiple to be used for purposes of determining the transaction price shall be the midpoint between 10 and the multiple so calculated; (ii) if the multiple so calculated is greater than 15, then the multiple to be used for purposes of determining the transaction price shall be the midpoint between 15 and the multiple so calculated. There is no minimum purchase price, and the maximum purchase price is limited to approximately $2.5 billion in shares of our common stock valued at the time of closing. The acquisition has received the required approvals of the Board of Directors from both companies and is subject to various closing conditions and approvals, including stockholder approval by Andiamo. As of July 26, 2003, we have invested $84 million in the convertible debt and $76 million in the non-convertible debt. Substantially all of our investment in Andiamo has been expensed as research and development costs, as if such expenses constituted our development costs.

We have evaluated our debt investment in Andiamo and have determined that Andiamo is a variable interest entity under FIN 46. We have concluded that we are the primary beneficiary as defined by FIN 46, and as a result, we are required to consolidate Andiamo beginning the first day of the first quarter of fiscal 2004.

FIN 46 will require us to account for Andiamo as if we had consolidated it since our initial investment in April 2001. If we consolidated Andiamo from the date of our initial investment, we would be required to account for the call option as a repurchase right. Under Financial Accounting Standards Board Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation,” and related interpretations, variable accounting is required for substantially all Andiamo employee stock and options because the ending purchase price is primarily derived from a revenue-based formula. Therefore, beginning in the first quarter of fiscal 2004, we will revalue the stock and options of Andiamo each quarter based on an independent valuation of Andiamo until the completion of the acquisition, which is expected in the third quarter of fiscal 2004, but no later than July 31, 2004.

Effective July 27, 2003, the first day of fiscal 2004, we will record a non-cash cumulative charge of approximately $400 million (representing the amount of variable compensation from April 2001 through July 2003). This will be reported as a separate line item in the Consolidated Statements of Operations as a cumulative effect of a change in accounting principle, net of tax. The charge is based on the value of the Andiamo employee stock and options and their expected vesting upon FIN 46 adoption pursuant to the independent evaluation, and does not necessarily reflect the value of Andiamo as a whole nor indicate the expected valuation of Andiamo upon acquisition. Subsequent to the adoption of FIN 46, changes to the value of Andiamo and continued vesting of the employee stock and options will result in adjustments to the non-cash stock compensation charge and will be reflected as operating expenses. These adjustments will be recorded commencing in the first quarter of fiscal 2004 and will continue until such time as the acquisition of Andiamo is completed, which is expected to close in the third quarter of fiscal 2004, but no later than July 31, 2004. The value of Andiamo computed under the negotiated formula is largely based on revenues derived from specific storage switch products.

The estimated range of the future non-cash variable stock compensation adjustments and the final purchase price of Andiamo are subject to uncertainty. The valuation of Andiamo is subject to change based on the ability of Andiamo to meet its revenue projections, the market for its products, its ability to develop relevant technology, as well as other factors, and will be based on a valuation performed by an independent third party using a consistent methodology.

Excluding the non-cash stock compensation cumulative charge and any future non-cash variable stock compensation adjustments, the impact of consolidating Andiamo will not materially affect our operating results or financial condition.

In the ordinary course of business, we have investments in other privately held companies and provide structured financing to certain customers through our wholly owned subsidiary, Cisco Systems Capital Corporation, which may be considered variable interest entities. We have evaluated our investments in these other privately held companies and structured financings and have determined that there will be no material impact on our operating results or financial condition upon the adoption of FIN 46.

Under FIN 46, certain events can require a reassessment of our investments in privately held companies or structured financings to determine if they are variable interest entities and which of the stakeholders will be the primary beneficiary. As a result of such events, we may be required to make additional disclosures or consolidate these entities. We may not have the ability to influence these events.

2003 ANNUAL REPORT 31

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Stock Repurchase Program

In September 2001, the Board of Directors authorized a stock repurchase program to acquire outstanding common stock. Under the program, up to $3.0 billion of our common stock could be repurchased over two years. In August 2002, the Board of Directors increased our stock repurchase program by $5.0 billion available for repurchase through September 12, 2003. In March 2003, the Board of Directors increased our stock repurchase program by an additional $5.0 billion with no termination date.

During fiscal 2003, we repurchased and retired 424 million shares of our common stock for an aggregate purchase price of $6.0 billion. As of July 26, 2003, we have repurchased and retired 548 million shares of our common stock for an aggregate purchase price of $7.8 billion since inception of the program, and the remaining authorized amount for stock repurchases under this program was $5.2 billion.

Liquidity and Capital Resource Requirements

Based on past performance and current expectations, we believe that our cash and cash equivalents, short-term investments, and cash generated from operations will satisfy our working capital needs, capital expenditures, investment requirements, stock repurchases, commitments (see Note 8 to the Consolidated Financial Statements), future customer financings, and other liquidity requirements associated with our existing operations through at least the next 12 months. We believe that the most strategic uses of our cash resources include repurchase of shares, strategic investments to gain access to new technologies, acquisitions, financing activities, and working capital. There are no transactions, arrangements, and other relationships with unconsolidated entities or other persons that are reasonably likely to materially affect liquidity or the availability of our requirements for capital resources.

32 CISCO SYSTEMS, INC.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

CASH AND CASH EQUIVALENTS AND TOTAL INVESTMENTS

We consider investments purchased with an original or remaining maturity of less than three months at the date of purchase to be cash equivalents. We maintain an investment portfolio of various holdings, types, and maturities. (See Note 7 to the Consolidated Financial Statements.) These securities are generally classified as available for sale and consequently are recorded on the Consolidated Balance Sheets at fair value with unrealized gains or losses reported as a separate component of accumulated other comprehensive income (loss), net of tax. The following table summarizes our cash and cash equivalents and total investments (in millions):

	July 26, 2003	July 27, 2002

Cash and cash equivalents	$3,925	$9,484
Fixed income securities	15,982	11,405
Publicly traded equity securities	745	567

Total	$20,652	$21,456

Cash and cash equivalents and total investments decreased by $804 million during fiscal 2003 due to a decrease in cash and cash equivalents of $5.6 billion partially offset by an increase in fixed income securities of $4.6 billion. The changes in cash and cash equivalents and fixed income securities were related to our portfolio management strategies and did not have a material adverse impact on our existing levels of interest rate risk.

At any time, a sharp rise in interest rates could have a material adverse impact on the fair value of our investment portfolio. Conversely, declines in interest rates could have a material impact on interest earnings for our investment portfolio. We do not currently hedge these interest rate exposures. The following table presents the hypothetical changes in fair value in investment securities held at July 26, 2003 that are sensitive to changes in interest rates (in millions):

	VALUATION OF SECURITIES GIVEN AN INTEREST RATE DECREASE OF X BASIS POINTS			FAIR VALUE AS OF JULY 26, 2003	VALUATION OF SECURITIES GIVEN AN INTEREST RATE INCREASE OF X BASIS POINTS
Issuer	(150 BPS)	(100 BPS)	(50 BPS)		50 BPS	100 BPS	150 BPS

U.S. government notes and bonds	$5,505	$5,450	$5,395	$5,340	$5,285	$5,230	$5,175
Corporate and municipal notes and bonds	10,832	10,768	10,704	10,642	10,578	10,514	10,450

Total	$16,337	$16,218	$16,099	$15,982	$15,863	$15,744	$15,625

These instruments are not leveraged and are held for purposes other than trading. The modeling technique used measures the change in fair value arising from selected potential changes in interest rates. Market changes reflect immediate hypothetical parallel shifts in the yield curve of plus or minus 50 basis points (“BPS”), 100 BPS, and 150 BPS.

The values of our equity investments in several publicly traded companies are subject to market price volatility. The following analysis presents the hypothetical changes in fair value of public equity investments that are sensitive to changes in the stock market (in millions):

	VALUATION OF SECURITIES GIVEN X% DECREASE IN EACH STOCK’S PRICE			FAIR VALUE AS OF JULY 26, 2003	VALUATION OF SECURITIES GIVEN X% INCREASE IN EACH STOCK’S PRICE
	(75%)	(50%)	(25%)		25%	50%	75%

Corporate equities	$186	$373	$559	$745	$931	$1,118	$1,304

Our equity portfolio consists of securities with characteristics that most closely match the S&P Index or companies traded on the Nasdaq National Market. These equity securities are held for purposes other than trading. The modeling technique used measures the change in fair values arising from selected hypothetical changes in each stock’s price. Stock price fluctuations of plus or minus 25%, 50%, and 75% were selected based on the probability of their occurrence. During the first quarter of fiscal 2003 and 2002, we recognized a charge of $412 million and $858 million, respectively, attributable to the impairment of certain publicly traded equity securities. The impairment charges were related to the decline in the fair value of certain publicly traded equity investments below their cost basis that was judged to be other-than-temporary.

2003 ANNUAL REPORT 33

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

INVESTMENTS IN PRIVATELY HELD COMPANIES

We have invested in privately held companies, many of which can still be considered in the startup or development stages. These investments are inherently risky as the markets for the technologies or products they have under development are typically in the early stages and may never materialize. We could lose our entire initial investment in these companies. As of July 26, 2003, these investments were $516 million, compared with $477 million at July 27, 2002.

Our evaluation of equity investments in private and public companies is based on the fundamentals of the business, including among other factors, the nature of their technologies and potential for financial return to us.

DERIVATIVE INSTRUMENTS

We enter into foreign exchange forward contracts to minimize the short-term impact of foreign currency fluctuations on foreign currency receivables, investments, and payables, primarily denominated in Australian, Canadian, Japanese, and several European currencies, including the euro and British pound. We also periodically hedge foreign currency forecasted transactions related to certain operating expenses with currency options. The impact of foreign currency fluctuations on foreign currency sales has not been material because our sales are primarily denominated in U.S. dollars.

Foreign exchange forward and option contracts as of July 26, 2003 are summarized as follows (in millions):

	Notional Amount	Fair Value

Forward contracts:
Purchased	$877	$—
Sold	$527	$(6)
Option contracts:
Purchased	$759	$22
Sold	$—	$—

Our foreign exchange forward contracts related to current assets and liabilities generally range from one to three months in original maturity. Additionally, we have entered into foreign exchange forward contracts related to long-term financings with maturities of up to two years. The foreign exchange forward contracts related to investments generally have maturities of less than one year. Currency option contracts generally have maturities of less than one year. We do not enter into foreign exchange forward and option contracts for trading purposes.

We do not expect gains or losses on these derivative instruments to have a material impact on our financial results. (See Note 8 to the Consolidated Financial Statements.)

34 CISCO SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions, except per-share amounts)

Years Ended	July 26, 2003	July 27, 2002	July 28, 2001

NET SALES:
Product	$15,565	$15,669	$19,559
Service	3,313	3,246	2,734

Total net sales	18,878	18,915	22,293

COST OF SALES:
Product	4,594	5,914	10,198
Service	1,051	988	1,023

Total cost of sales	5,645	6,902	11,221

GROSS MARGIN	13,233	12,013	11,072

OPERATING EXPENSES:
Research and development	3,135	3,448	3,922
Sales and marketing	4,116	4,264	5,296
General and administrative	702	618	778
Restructuring costs and other special charges	—	—	1,170
Amortization of goodwill	—	—	690
Amortization of purchased intangible assets	394	699	365
In-process research and development	4	65	855

Total operating expenses	8,351	9,094	13,076

OPERATING INCOME (LOSS)	4,882	2,919	(2,004)
Interest income	660	895	967
Other income (loss), net	(529)	(1,104)	163

Interest and other income (loss), net	131	(209)	1,130

INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	5,013	2,710	(874)
Provision for income taxes	1,435	817	140

NET INCOME (LOSS)	$3,578	$1,893	$(1,014)

Net income (loss) per share—basic	$0.50	$0.26	$(0.14)

Net income (loss) per share—diluted	$0.50	$0.25	$(0.14)

Shares used in per-share calculation—basic	7,124	7,301	7,196

Shares used in per-share calculation—diluted	7,223	7,447	7,196

See Notes to Consolidated Financial Statements.

2003 ANNUAL REPORTS 35

CONSOLIDATED BALANCE SHEETS

(In millions, except par value)

	July 26, 2003	July 27, 2002

ASSETS
Current assets:
Cash and cash equivalents	$3,925	$9,484
Short-term investments	4,560	3,172
Accounts receivable, net of allowance for doubtful accounts of $183 at July 26, 2003 and $335 at July 27, 2002	1,351	1,105
Inventories	873	880
Deferred tax assets	1,975	2,030
Lease receivables, net	163	239
Prepaid expenses and other current assets	568	523

Total current assets	13,415	17,433

Investments	12,167	8,800
Property and equipment, net	3,721	4,102
Goodwill	4,043	3,565
Purchased intangible assets, net	556	797
Lease receivables, net	60	39
Other assets	3,145	3,059

TOTAL ASSETS	$37,107	$37,795

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$594	$470
Income taxes payable	739	579
Accrued compensation	1,470	1,365
Deferred revenue	3,034	3,143
Other accrued liabilities	2,162	2,496
Restructuring liabilities	295	322

Total current liabilities	8,294	8,375

Deferred revenue	774	749

Total liabilities	9,068	9,124

Commitments and contingencies (Note 8)

Minority interest	10	15

Shareholders’ equity:
Preferred stock, no par value: 5 shares authorized; none issued and outstanding	—	—
Common stock and additional paid-in capital, $0.001 par value: 20,000 shares authorized; 6,998 and 7,303 shares issued and outstanding at July 26, 2003 and July 27, 2002, respectively	21,116	20,950
Retained earnings	6,559	7,733
Accumulated other comprehensive income (loss)	354	(27)

Total shareholders’ equity	28,029	28,656

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$37,107	$37,795

See Notes to Consolidated Financial Statements.

36 CISCO SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)

Years Ended	July 26, 2003	July 27, 2002	July 28, 2001

Cash flows from operating activities:
Net income (loss)	$3,578	$1,893	$(1,014)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	1,591	1,957	2,236
Provision for doubtful accounts	(59)	91	268
Provision for inventory	70	131	2,057
Deferred income taxes	(14)	(573)	(924)
Tax benefits from employee stock option plans	132	61	1,397
In-process research and development	4	53	739
Net (gains) losses and impairment charges on investments	520	1,127	43
Restructuring costs and other special charges	—	—	501
Change in operating assets and liabilities:
Accounts receivable	(125)	270	569
Inventories	(17)	673	(1,644)
Prepaid expenses and other current assets	(61)	(28)	(25)
Accounts payable	35	(174)	(105)
Income taxes payable	(125)	389	(434)
Accrued compensation	104	307	(256)
Deferred revenue	(84)	678	1,629
Other accrued liabilities	(282)	(204)	969
Restructuring liabilities	(27)	(64)	386

Net cash provided by operating activities	5,240	6,587	6,392

Cash flows from investing activities:
Purchases of short-term investments	(9,396)	(5,473)	(4,594)
Proceeds from sales and maturities of short-term investments	10,319	5,868	4,370
Purchases of investments	(18,063)	(15,760)	(18,306)
Proceeds from sales and maturities of investments	12,497	15,317	15,579
Purchases of restricted investments	—	(291)	(941)
Proceeds from sales and maturities of restricted investments	—	1,471	1,082
Acquisition of property and equipment	(717)	(2,641)	(2,271)
Acquisition of businesses, net of cash and cash equivalents	33	16	(13)
Change in lease receivables, net	79	380	457
Purchases of investments in privately held companies	(223)	(58)	(1,161)
Lease deposits	—	320	(320)
Purchase of minority interest of Cisco Systems, K.K. (Japan)	(59)	(115)	(365)
Other	94	159	(520)

Net cash used in investing activities	(5,436)	(807)	(7,003)

Cash flows from financing activities:
Issuance of common stock	578	655	1,262
Repurchase of common stock	(5,984)	(1,854)	—
Other	43	30	(12)

Net cash (used in) provided by financing activities	(5,363)	(1,169)	1,250

Net (decrease) increase in cash and cash equivalents	(5,559)	4,611	639
Cash and cash equivalents, beginning of fiscal year	9,484	4,873	4,234

Cash and cash equivalents, end of fiscal year	$3,925	$9,484	$4,873

See Notes to Consolidated Financial Statements.

2003 ANNUAL REPORT 37

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In millions)

	Shares of Common Stock	Common Stock and Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity

BALANCE AT JULY 29, 2000	7,138	$14,609	$8,358	$3,530	$26,497
Net loss	—	—	(1,014)	—	(1,014)
Change in unrealized gains and losses on investments, net of tax	—	—	—	(3,812)	(3,812)
Other	—	—	—	7	7

Comprehensive loss					(4,819)

Issuance of common stock	140	1,262	—	—	1,262
Tax benefits from employee stock option plans	—	1,755	—	—	1,755
Purchase acquisitions	46	2,163	—	—	2,163
Amortization of deferred stock-based compensation	—	262	—	—	262

BALANCE AT JULY 28, 2001	7,324	$20,051	$7,344	$(275)	$27,120
Net income	—	—	1,893	—	1,893
Change in unrealized gains and losses on investments, net of tax	—	—	—	224	224
Other	—	—	—	24	24

Comprehensive income					2,141

Issuance of common stock	76	655	—	—	655
Repurchase of common stock	(124)	(350)	(1,504)	—	(1,854)
Tax benefits from employee stock option plans	—	61	—	—	61
Purchase acquisitions	27	346	—	—	346
Amortization of deferred stock-based compensation	—	187	—	—	187

BALANCE AT JULY 27, 2002	7,303	$20,950	$7,733	$(27)	$28,656
Net income	—	—	3,578	—	3,578
Change in unrealized gains and losses on investments, net of tax	—	—	—	352	352
Other	—	—	—	29	29

Comprehensive income					3,959

Issuance of common stock	68	578	—	—	578
Repurchase of common stock	(424)	(1,232)	(4,752)	—	(5,984)
Tax benefits from employee stock option plans	—	132	—	—	132
Purchase acquisitions	51	557	—	—	557
Amortization of deferred stock-based compensation	—	131	—	—	131

BALANCE AT JULY 26, 2003	6,998	$21,116	$6,559	$354	$28,029

See Notes to Consolidated Financial Statements.

38 CISCO SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS

Cisco Systems, Inc. (the “Company” or “Cisco”) manufactures and sells networking and communications products and provides services associated with that equipment and its use. The Company’s products are installed at corporations, public institutions, and telecommunication companies, and commercial businesses, and also found in personal residences. Cisco provides a broad line of products for transporting data, voice, and video within buildings, across campuses, and around the world.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fiscal Year The Company’s fiscal year is the 52 or 53 weeks ending on the last Saturday in July. Fiscal 2003, 2002, and 2001 were 52-week fiscal years.

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

Investments The Company’s investments comprise U.S. government notes and bonds; corporate notes and bonds; municipal notes and bonds; and publicly traded corporate equity securities. Investments with original or remaining maturities of more than three months and less than one year are considered to be short-term. These investments are custodied with a major financial institution. The specific identification method is used to determine the cost basis of notes and bonds disposed of. The weighted-average method is used to determine the cost basis of publicly traded corporate equity securities disposed of. At July 26, 2003 and July 27, 2002, the Company’s investments were classified as available for sale. These investments are recorded on the Consolidated Balance Sheets at fair value. Unrealized gains and losses on these investments are included as a separate component of accumulated other comprehensive income (loss), net of any related tax effect. The Company recognizes an impairment charge when the decline in the fair value of its investments below the cost basis is judged to be other-than-temporary.

The Company also has minority investments in privately held companies. These investments are included in other assets on the Consolidated Balance Sheets and are carried at cost. The Company monitors these investments for impairment and makes appropriate reductions in carrying values.

Inventories Inventories are stated at the lower of cost or market. Cost is computed using standard cost, which approximates actual cost, on a first-in, first-out basis. The Company provides inventory allowances based on excess and obsolete inventories determined primarily by future demand forecasts.

Restricted Investments Restricted investments consisted of U.S. government notes and bonds with maturities of more than one year. These investments were carried at fair value and were restricted as collateral for specified obligations under certain lease agreements. In fiscal 2002, the Company elected to purchase all of the land and buildings as well as sites under construction under the lease agreements. As a result, all restricted investments were liquidated and the Company no longer has any sites under such lease agreements.

Fair Value of Financial Instruments Fair value of certain of the Company’s financial instruments, including cash and cash equivalents, accrued compensation, and other accrued liabilities, approximate cost because of their short maturities. The fair value of investments is determined using quoted market prices for those securities or similar financial instruments.

Concentrations Cash and cash equivalents are maintained with several financial institutions. Deposits held with banks may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand and therefore bear minimal risk.

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

Revenue Recognition The Company recognizes product revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is reasonably assured. In instances where the customer specifies final acceptance of the product, system, or solution, revenue is deferred until all acceptance criteria have been met. Service revenue is generally deferred and, in most cases, recognized ratably over the period during which the services are to be performed, which is typically from one to three years. Cash payments received in advance of product or service revenue are recorded as deferred revenue.

2003 ANNUAL REPORT 39

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

When a sale involves multiple elements, such as sales of products that include services, the entire fee from the arrangement is allocated to each respective element based on its relative fair value and recognized when revenue recognition criteria for each element are met. Fair value for each element is established based on the sales price charged when the same element is sold separately.

The Company makes sales to two-tier distribution channels and recognizes revenue to two-tier distributors based on a sell-through method utilizing information provided by its distributors. These distributors are given business terms to return a portion of inventory, receive credits for changes in selling prices, and participate in various cooperative marketing programs. The Company maintains estimated accruals and allowances for such exposures. The Company accrues for warranty costs, sales returns, and other allowances based on its historical experience.

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

Depreciation and Amortization Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets. Estimated useful lives of 25 years are used for buildings. Estimated useful lives of 30 to 36 months are used for computer equipment and related software and five years for furniture and fixtures. Estimated useful lives of up to five years are used for production, engineering, and other equipment. Depreciation of operating lease assets is computed based on the respective lease terms, which range up to three years. Depreciation and amortization of leasehold improvements are computed using the shorter of the remaining lease terms or five years.

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

SFAS 142 was effective for fiscal years beginning after December 15, 2001; however, the Company elected to early adopt the accounting standard effective the beginning of fiscal 2002. In accordance with SFAS 142, the Company ceased amortizing goodwill totaling $3.2 billion as of the beginning of fiscal 2002, including $55 million of acquired workforce intangible previously classified as purchased intangible assets, net of related deferred tax liabilities. Based on the impairment tests performed using independent third-party valuations, there was no impairment of goodwill in fiscal 2003 and 2002. There can be no assurance that future goodwill impairment tests will not result in a charge to earnings.

Purchased intangible assets are carried at cost less accumulated amortization. Amortization is computed over the estimated useful lives of the respective assets, generally two to five years.

40 CISCO SYSTEMS, INC.

The following table presents the impact of SFAS 142 on net income (loss) and net income (loss) per share had the accounting standard been in effect for fiscal 2001 (in millions, except per-share amounts):

Years Ended	July 26, 2003	July 27, 2002	July 28, 2001

Net income (loss)—as reported	$3,578	$1,893	$(1,014)
Adjustments:
Amortization of goodwill	—	—	690
Amortization of acquired workforce intangible previously classified as purchased intangible assets	—	—	13
Income tax effect	—	—	(102)

Net adjustments	—	—	601

Net income (loss)—adjusted	$3,578	$1,893	$(413)

Basic net income (loss) per share—as reported	$0.50	$0.26	$(0.14)

Basic net income (loss) per share—adjusted	$0.50	$0.26	$(0.06)

Diluted net income (loss) per share—as reported	$0.50	$0.25	$(0.14)

Diluted net income (loss) per share—adjusted	$0.50	$0.25	$(0.06)

Income Taxes Income tax expense is based on pre-tax financial accounting income. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts.

Computation of Net Income (Loss) per Share Basic net income (loss) per share is computed using the weighted-average number of common shares outstanding during the period. Diluted net income per share is computed using the weighted-average number of common shares and dilutive potential common shares outstanding during the period. Diluted net loss per share is computed using the weighted-average number of common shares and excludes dilutive potential common shares outstanding, as their effect is antidilutive. Dilutive potential common shares primarily consist of employee stock options and restricted common stock.

Foreign Currency Translation Assets and liabilities of non-U.S. subsidiaries that operate in a local currency environment are translated to U.S. dollars at exchange rates in effect at the balance sheet date, with the resulting translation adjustments directly recorded to a separate component of accumulated other comprehensive income (loss). Income and expense accounts are translated at average exchange rates during the year. Where the U.S. dollar is the functional currency, translation adjustments are recorded in other income (loss), net.

Derivatives The Company recognizes derivative instruments as either assets or liabilities on the Consolidated Balance Sheets and measures those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation.

For a derivative instrument designated as a fair value hedge, the gain or loss is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributed to the risk being hedged. For a derivative instrument designated as a cash flow hedge, the effective portion of the derivative’s gain or loss is initially reported as a component of accumulated other comprehensive income (loss) and subsequently reclassified into earnings when the hedged exposure affects earnings. The ineffective portion of the gain or loss is reported in earnings immediately.

The Company uses derivative instruments to manage exposures to foreign currency and securities price risk. The Company’s objective in holding derivatives is to minimize the volatility of earnings and cash flows associated with changes in foreign currency and security prices.

Certain forecasted transactions and foreign currency assets and liabilities expose the Company to foreign currency risk. The Company purchases currency options and designates these currency options as cash flow hedges of foreign currency forecasted transactions related to certain operating expenses. The Company enters into foreign exchange forward contracts to minimize the short-term impact of currency fluctuations on certain foreign currency receivables, investments, and payables. The foreign exchange forward contracts are not designated as accounting hedges, and all changes in fair value are recognized in earnings in the period of change.

The fair value of derivative instruments as of July 26, 2003 and changes in fair value during fiscal 2003 were not material. During fiscal 2003, there were no significant gains or losses recognized in earnings for hedge ineffectiveness. The Company did not discontinue any hedges because it was probable that the original forecasted transactions would not occur.

Minority Interest Minority interest represents the preferred stockholders’ proportionate share of the equity of Cisco Systems, K.K. (Japan). At July 26, 2003, the Company owned all issued and outstanding common stock amounting to 94.8% of the voting rights. Each share of preferred stock is convertible into one share of common stock of Cisco Systems, K.K. (Japan) at any time at the option of the holder.

2003 ANNUAL REPORT 41

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Use of Estimates The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Estimates are used for revenue recognition, allowance for doubtful accounts and sales returns, inventory allowances, warranty costs, investment impairments, impairments of goodwill and purchased intangible assets, restructuring costs and other special charges, income taxes, and loss contingencies, among others. Actual results could differ materially from these estimates.

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

Employee Stock Option Plans Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure, an Amendment of FASB Statement No. 123,” amends the disclosure requirements of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), to require more prominent disclosures in both annual and interim financial statements regarding the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

The Company accounts for stock-based awards to employees and directors using the intrinsic value method of accounting in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). Under the intrinsic value method, because the exercise price of the Company’s employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized in the Company’s Consolidated Statements of Operations.

The Company is required under SFAS 123 to disclose pro forma information regarding option grants made to its employees based on specified valuation techniques that produce estimated compensation charges. The pro forma information is as follows (in millions, except per-share amounts):

Years Ended	July 26, 2003	July 27, 2002	July 28, 2001

Net income (loss)—as reported	$3,578	$1,893	$(1,014)
Compensation expense, net of tax	(1,259)	(1,520)	(1,691)

Net income (loss)—pro forma	$2,319	$373	$(2,705)

Basic net income (loss) per share—as reported	$0.50	$0.26	$(0.14)

Diluted net income (loss) per share—as reported	$0.50	$0.25	$(0.14)

Basic net income (loss) per share—pro forma	$0.33	$0.05	$(0.38)

Diluted net income (loss) per share—pro forma	$0.32	$0.05	$(0.38)

The value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model, which was developed for use in estimating the value of traded options that have no vesting restrictions and are fully transferable. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the estimate, in management’s opinion, the existing valuation models do not provide a reliable measure of the fair value of the Company’s employee stock options. (For additional information regarding this pro forma information, see Note 10 to the Consolidated Financial Statements.)

Recent Accounting Pronouncement Financial Accounting Standards Board Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”), was issued in January 2003. FIN 46 requires that if an entity is the primary beneficiary of a variable interest entity, the assets, liabilities, and results of operations of the variable interest entity should be included in the Consolidated Financial Statements of the entity. The provisions of FIN 46 are effective immediately for all arrangements entered into after January 31, 2003. For those arrangements entered into prior to January 31, 2003, the provisions of FIN 46 are required to be adopted at the beginning of the first interim or annual period beginning after June 15, 2003. (For additional information regarding variable interest entities and the impact of the adoption of FIN 46, see Note 8 to the Consolidated Financial Statements.)

Reclassifications Certain reclassifications have been made to prior year balances in order to conform to the current year presentation.

42 CISCO SYSTEMS, INC.

3. BUSINESS COMBINATIONS

A summary of the purchase acquisitions completed during fiscal 2003 is as follows (in millions):

Acquisition	Shares Issued	Purchase Consideration	Assumed Liabilities	In-Process R&D Expense	Goodwill	Purchased Intangible Assets

AYR Networks, Inc.	9	$ 96	$ 1	$—	$ 59	$ —
Okena, Inc.	9	152	8	3	96	45
Psionic Software, Inc.	1	11	2	—	8	5
SignalWorks, Inc.	1	16	2	1	9	4
The Linksys Group, Inc.	29	480	111	—	221	114

Total	49	$755	$124	$ 4	$393	$168

The Company completed five acquisitions during fiscal 2003. During the first quarter of fiscal 2003, the Company completed the acquisition of AYR Networks, Inc. to augment the continued evolution of Cisco IOS Software, the network systems software for the Company’s routing and switching platforms. During the second quarter of fiscal 2003, the Company completed the acquisition of Psionic Software, Inc. to complement its continued development of network security software in the vulnerability assessment and management security services areas. During the third quarter of fiscal 2003, the Company completed the acquisition of Okena, Inc. to further enhance its security portfolio of network-integrated solutions and appliances for virtual private networks (VPNs), firewalling, intrusion protection, and security management. During the fourth quarter of fiscal 2003, the Company completed the acquisition of SignalWorks, Inc. and acquired the business of The Linksys Group, Inc. SignalWorks is a developer of software that delivers audio capabilities for the Company’s IP phones and IP telephony systems. The acquisition of the business of Linksys enables the Company to provide wired and wireless products for consumers and small-office/home-office (SOHO) users.

The purchase consideration for each of the Company’s acquisitions was also allocated to tangible assets and deferred stock-based compensation. Deferred stock-based compensation represents the intrinsic value of the unvested portion of the restricted shares exchanged or options assumed and is amortized as compensation cost over the remaining future vesting period of the restricted shares exchanged or stock options assumed of each acquired company. The balance for deferred stock-based compensation is reflected as a debit to additional paid-in capital in the Consolidated Statements of Shareholders’ Equity. The following table provides a summary of the activity for deferred stock-based compensation (in millions):

	July 26, 2003	July 27, 2002	July 28, 2001

Balance at beginning of fiscal year	$182	$293	$109
Purchase acquisitions	227	91	446
Amortization	(131)	(187)	(262)
Canceled unvested options	(16)	(15)	—

Balance at end of fiscal year	$262	$182	$293

The Company’s methodology for allocating the purchase price to in-process research and development (“in-process R&D”) is determined through established valuation techniques in the high-technology communications equipment industry and based on valuations performed by an independent third party. In-process R&D is expensed upon acquisition because technological feasibility has not been established and no future alternative uses exist. Total in-process R&D expense in fiscal 2003, 2002, and 2001 was $4 million, $65 million, and $855 million, respectively. The in-process R&D expense that was attributable to stock consideration for the same periods was $4 million, $53 million, and $739 million, respectively.

2003 ANNUAL REPORT 43

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A summary of the purchase transactions completed in fiscal 2002 and 2001 is outlined as follows (in millions):

Acquisition	Shares Issued	Purchase Consideration	Assumed Liabilities	In-Process R&D Expense	Goodwill	Purchased Intangible Assets

FISCAL 2002
Allegro Systems, Inc.	8	$161	$3	$28	$19	$105
AuroraNetics, Inc.	3	43	8	9	16	14
Hammerhead Networks, Inc.	10	171	4	27	105	—
Navarro Networks, Inc.	6	83	2	1	73	—

Total	27	$458	$17	$65	$213	$119

FISCAL 2001
Active Voice Corporation	8	$248	$18	$37	$151	$99
IPCell Technologies, Inc.	3	208	5	75	73	29
IPmobile, Inc.	5	422	—	181	144	13
NuSpeed, Inc.	6	463	—	164	212	2
PixStream Incorporated	7	393	2	67	170	145
Radiata, Inc.	5	207	4	29	71	99
Other	12	879	24	302	150	237

Total	46	$2,820	$53	$855	$971	$624

The following table presents details of the purchased intangible assets acquired during fiscal 2003 and 2002 (in millions, except number of years):

	TECHNOLOGY		PATENTS		OTHER
	Estimated Useful Life (In Years)	Amount	Estimated Useful Life (In Years)	Amount	Estimated Useful Life (In Years)	Amount		Total

FISCAL 2003
Okena, Inc.	4.5	$38	—	$—	2.5	$7		$45
Psionic Software, Inc.	3.0	5	—	—	—	—		5
SignalWorks, Inc.	4.5	4	—	—	—	—		4
The Linksys Group, Inc.	—	—	—	—	4.5	114	(1)	114

Total		$47		$—		$121		$168

FISCAL 2002
Allegro Systems, Inc.	4.1	$98	—	$—	2.0	$7		$105
AuroraNetics, Inc.	—	—	5.0	3	2.0	11		14

Total		$98		$3		$18		$119

Note 1: The purchased intangible asset relates to trademarks and customer relationships.

The Consolidated Financial Statements include the operating results of each business from the date of acquisition. Pro forma results of operations have not been presented because the effects of these acquisitions were not material on either an individual or aggregate basis to the Company’s results.

                The Company acquired AuroraNetics, Inc. in the first quarter of fiscal 2002. During fiscal 2003, the Company issued approximately 2.7 million shares of common stock with a value of $39 million to the former stockholders of AuroraNetics, Inc., as a result of the achievement of certain agreed-upon milestones. Such amounts were allocated to goodwill and deferred stock-based compensation totaling $31 million and $8 million, respectively. The Company may also be required to issue approximately up to an additional 2.7 million shares of common stock to such former stockholders under the terms of the definitive acquisition agreement, if certain other agreed-upon milestones are achieved.

44 CISCO SYSTEMS, INC.

The following tables present details of the Company’s total purchased intangible assets (in millions):

July 26, 2003	Gross	Accumulated Amortization	Net

Technology	$639	$(349)	$ 290
Technology licenses	523	(447)	76
Patents	83	(51)	32
Other	241	(83)	158

Total	$1,486	$(930)	$ 556

July 27, 2002

Technology	$893	$(429)	$ 464
Technology licenses	523	(323)	200
Patents	128	(54)	74
Other	135	(76)	59

Total	$1,679	$(882)	$ 797

The following table presents details of the amortization expense of purchased intangible assets (excluding the impairment of purchased intangible assets included in restructuring and other special charges for fiscal 2001) as reported in the Consolidated Statements of Operations (in millions):

Years Ended	July 26, 2003	July 27, 2002	July 28, 2001

Reported as:
Cost of sales	$15	$22	$22
Operating expenses	394	699	365

Total	$409	$721	$387

The estimated future amortization expense of purchased intangible assets as of July 26, 2003 is as follows (in millions):

Fiscal Year	Amount

2004	$247
2005	181
2006	78
2007	35
2008	15

Total	$556

The following tables present the changes in goodwill allocated to the Company’s reportable segments during fiscal 2003 and 2002 (in millions):

	Balance at July 27, 2002	Acquired	Adjustments	Balance at July 26, 2003

Americas	$2,335	$307	$—	$2,642
EMEA	593	75	—	668
Asia Pacific	140	27	—	167
Japan	497	69	—	566

Total	$3,565	$478	$—	$4,043

2003 ANNUAL REPORT 45

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Balance at July 28, 2001	Acquired	Adjustments	Balance at July 27, 2002

Americas	$2,177	$120	$38	$2,335
EMEA	531	50	12	593
Asia Pacific	110	26	4	140
Japan	371	125	1	497

Total	$3,189	$321	$55	$3,565

In fiscal 2003, the Company purchased a portion of the minority interest of Cisco Systems, K.K. (Japan). As a result, the Company increased its ownership from 92.4% to 94.8% of the voting rights of Cisco Systems, K.K. (Japan) and recorded goodwill of $54 million.

4. RESTRUCTURING COSTS AND OTHER SPECIAL CHARGES

On April 16, 2001, the Company announced a restructuring program, which included a worldwide workforce reduction, consolidation of excess facilities, and restructuring of certain business functions. The following table summarizes the activity related to the liability for restructuring costs and other special charges as of July 26, 2003 (in millions):

	Workforce Reduction	Consolidation of Excess Facilities and Other Charges	Impairment of Goodwill and Purchased Intangible Assets	Total

Initial charge in the third quarter of fiscal 2001	$397	$484	$289	$1,170
Non-cash charges	(71)	(141)	(289)	(501)
Cash payments	(265)	(18)	—	(283)

Balance at July 28, 2001	61	325	—	386
Adjustments(1)	(35)	128	—	93
Cash payments	(26)	(131)	—	(157)

Balance at July 27, 2002	—	322	—	322
Adjustments(2)	—	45	—	45
Cash payments	—	(72)	—	(72)

Balance at July 26, 2003(3)	$—	$295	$—	$295

Note 1: Due to changes in previous estimates, in fiscal 2002, the Company reclassified $35 million of restructuring liabilities related to the workforce reduction charges to consolidation of excess facilities and other charges. The initial estimated workforce reduction was approximately 6,000 regular employees. Approximately 5,400 regular employees have been terminated and the liability has been paid. In addition, during fiscal 2002, the Company increased the restructuring liabilities related to the consolidation of excess facilities and other charges by $93 million, which was recorded during the third quarter of fiscal 2002, due to changes in real estate market conditions. The increase in restructuring liabilities was recorded as expenses related to research and development ($39 million), sales and marketing ($42 million), general and administrative ($8 million), and cost of sales ($4 million) in the Consolidated Statements of Operations.

Note 2: During fiscal 2003, the Company increased the restructuring liabilities related to the consolidation of excess facilities and other charges by $45 million, which was recorded during the first quarter and fourth quarter of fiscal 2003, due to changes in real estate market conditions. The increase in restructuring liabilities was recorded as expenses related to research and development ($18 million), sales and marketing ($18 million), general and administrative ($4 million), and cost of sales ($5 million) in the Consolidated Statements of Operations.

Note 3: Includes approximately $140 million of lease obligations that were terminated during the fourth quarter of fiscal 2003 and will be paid during the first quarter of fiscal 2004. The remaining amounts related to the net lease expense due to the consolidation of excess facilities will be paid over the respective lease terms through fiscal 2010.

46 CISCO SYSTEMS, INC.

5. BALANCE SHEET AND CASH FLOW DETAILS

The following tables provide details of selected balance sheet items (in millions):

	July 26, 2003	July 27, 2002

Inventories:
Raw materials	$38	$38
Work in process	291	297
Finished goods	515	490
Demonstration systems	29	55

Total	$873	$880

Property and equipment, net:
Land, buildings, and leasehold improvements	$3,411	$3,352
Computer equipment and related software	1,147	1,021
Production, engineering, and other equipment	2,410	2,061
Operating lease assets	439	505
Furniture and fixtures	350	366

	7,757	7,305
Less, accumulated depreciation and amortization	(4,036)	(3,203)

Total	$3,721	$4,102

Other assets:
Deferred tax assets	$1,476	$1,663
Investments in privately held companies	516	477
Income tax receivable	727	392
Structured loans, net	42	61
Other	384	466

Total	$3,145	$3,059

Deferred revenue:
Service	$2,451	$2,207
Product	1,357	1,685

Total	3,808	3,892
Less, current portion	(3,034)	(3,143)

Non-current deferred revenue	$774	$749

The following table presents supplemental cash flow information of significant non-cash investing and financing activities (in millions):

Years Ended	July 26, 2003	July 27, 2002	July 28, 2001

Utilization of inventory financing to purchase inventory	$—	$—	$765

2003 ANNUAL REPORT 47

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. LEASE RECEIVABLES, NET

Lease receivables represent sales-type and direct-financing leases resulting from the sale of the Company’s and complementary third-party products and services. These lease arrangements typically have terms from two to three years and are usually collateralized by a security interest in the underlying assets. The net lease receivables are summarized as follows (in millions):

	July 26, 2003	July 27, 2002

Gross lease receivables	$747	$1,214
Unearned income and other reserves	(524)	(936)

Total	223	278
Less, current portion	(163)	(239)

Non-current lease receivables, net	$60	$39

Contractual maturities of the gross lease receivables at July 26, 2003 were $316 million in fiscal 2004, $317 million in fiscal 2005, $96 million in fiscal 2006, $12 million in fiscal 2007, and $6 million in fiscal 2008. Actual cash collections may differ from the contractual maturities due to early customer buyouts or refinancings.

7. INVESTMENTS

The following tables summarize the Company’s investments (in millions):

July 26, 2003	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

U.S. government notes and bonds	$5,302	$68	$(30)	$5,340
Corporate notes and bonds	9,978	152	(10)	10,120
Municipal notes and bonds	522	—	—	522
Corporate equity securities	467	278	—	745

Total	$16,269	$498	$(40)	$16,727

Reported as:
Short-term investments				$4,560
Investments				12,167

Total				$16,727

July 27, 2002	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

U.S. government notes and bonds	$4,346	$122	$(1)	$4,467
Corporate notes and bonds	6,819	127	(8)	6,938
Corporate equity securities	851	71	(355)	567

Total	$12,016	$320	$(364)	$11,972

Reported as:
Short-term investments				$3,172
Investments				8,800

Total				$11,972

The following table summarizes the maturities of the Company’s notes and bond investments at July 26, 2003 (in millions):

	Amortized Cost	Fair Value

Less than one year	$4,547	$4,560
Due in 1-2 years	2,921	2,963
Due in 2-5 years	4,664	4,749
Due after 5 years	3,670	3,710

Total	$15,802	$15,982

48 CISCO SYSTEMS, INC.

8. COMMITMENTS AND CONTINGENCIES

Leases

The Company leases office space in several U.S. locations, as well as locations elsewhere in the Americas International, EMEA, Asia Pacific, and Japan. Rent expense totaled $196 million, $265 million, and $381 million in fiscal 2003, 2002, and 2001, respectively. Future annual minimum lease payments under all non-cancelable operating leases with an initial term in excess of one year as of July 26, 2003 were as follows (in millions):

Fiscal Year	Amount

2004	$246
2005	205
2006	152
2007	119
2008	107
Thereafter	617

Total	$1,446

The Company had entered into several agreements to lease sites in San Jose, California, where its headquarters is located, and certain other facilities, both completed and under construction, in the areas of San Jose, California; Boxborough, Massachusetts; Salem, New Hampshire; Richardson, Texas; and Research Triangle Park, North Carolina. Under these agreements, the Company could, at its option, purchase the land or both land and buildings. The Company could purchase the buildings at approximately the amount expended by the lessors to construct the buildings. As part of the lease agreements, the Company had restricted certain of its investment securities as collateral for specified obligations of the lessors. In fiscal 2002, the Company elected to purchase all of the land and buildings as well as sites under construction under the above lease agreements. The total purchase price was approximately $1.9 billion and was primarily funded by the liquidation of restricted investments and lease deposits. As a result, the Company no longer has any sites under such lease agreements.

Purchase Commitments with Contract Manufacturers and Suppliers

The Company uses several contract manufacturers and suppliers to provide manufacturing services for its products. During the normal course of business, in order to reduce manufacturing lead times and ensure adequate component supply, the Company enters into agreements with certain contract manufacturers and suppliers that allow them to procure inventory based upon criteria as defined by the Company. As of July 26, 2003, the Company has purchase commitments for inventory of approximately $718 million, compared with $825 million as of July 27, 2002.

The Company records a liability for purchase commitments related to on-order inventory that is in excess of its future demand forecasts. As of July 26, 2003, the liability for purchase commitments was $99 million, compared with $238 million as of July 27, 2002, and was included in other accrued liabilities.

Other Commitments

In fiscal 2001, the Company entered into an agreement to invest approximately $1.0 billion in venture funds managed by SOFTBANK Corp. and its affiliates (“SOFTBANK”), which are required to be funded on demand. In fiscal 2003, this agreement was amended to a commitment of up to $800 million, of which up to $550 million is to be invested in venture funds under terms similar to the original agreement and $250 million invested as senior debt with entities as directed by SOFTBANK. The Company’s commitment to fund the senior debt is contingent upon the achievement of certain agreed-upon milestones. As of July 26, 2003, the Company has invested $247 million in the venture funds and $49 million in the senior debt, and both were recorded as investments in privately held companies. The Company had invested $100 million of the original venture funds commitment as of July 27, 2002.

The Company provides structured financing to certain qualified customers to be used for the purchase of equipment and other needs through its wholly owned subsidiary, Cisco Systems Capital Corporation. These loan commitments may be funded over a two- to three-year period, provided that these customers achieve specific business milestones and satisfy certain financial covenants. As of July 26, 2003, the outstanding loan commitments were approximately $97 million, of which approximately $38 million was eligible for draw-down. As of July 27, 2002, the outstanding loan commitments were approximately $948 million, of which approximately $209 million was eligible for draw-down.

The Company has entered into several agreements to purchase or develop real estate, subject to the satisfaction of certain conditions. As of July 26, 2003, the total amount of commitments, if certain conditions are met, was approximately $38 million, compared with approximately $491 million as of July 27, 2002.

As of July 26, 2003, the Company has a commitment of approximately $130 million to purchase the remaining portion of the minority interest of Cisco Systems, K.K. (Japan), compared with approximately $190 million as of July 27, 2002.

2003 ANNUAL REPORT 49

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company also has certain other funding commitments related to its privately held investments that are based on the achievement of certain agreed-upon milestones. The funding commitments were approximately $95 million as of July 26, 2003, compared with approximately $152 million as of July 27, 2002.

Variable Interest Entities

In April 2001, the Company entered into a commitment to provide convertible debt funding of approximately $84 million to Andiamo Systems, Inc. (“Andiamo”), a storage switch developer. This debt will be convertible into approximately 44% of the equity in Andiamo, subject to certain terms and conditions. In connection with this investment, the Company obtained a call option that provided the Company the right to purchase Andiamo. The purchase price under the call option is based on a valuation of Andiamo using a negotiated formula as discussed below. The Company also entered into a commitment to provide non-convertible debt funding to Andiamo of approximately $100 million through the close of the acquisition, subject to period funding.

On August 19, 2002, the Company entered into a definitive agreement to acquire privately held Andiamo, which represents the exercise of its rights under the call option. The acquisition of Andiamo is expected to close in the third quarter of fiscal 2004, but no later than July 31, 2004. Under the terms of the agreement, common stock and options of the Company will be exchanged for all outstanding shares and options of Andiamo not owned by the Company at the closing of the acquisition. The amount of the purchase price for the remaining equity interests in Andiamo not then held by the Company is not determinable at this time, but will be based primarily upon a formula-based valuation of Andiamo to be determined by applying a multiple to the actual, annualized revenue generated from sales by the Company of products attributable to Andiamo during a three-month period shortly preceding the closing. Under its agreements with Andiamo, the Company is the exclusive manufacturer and distributor of all Andiamo products. The multiple will be equal to the Company’s average market capitalization during a specified period divided by the Company’s annualized revenue for a three-month period prior to closing, subject to adjustment as follows: (i) if the multiple so calculated is less than 10, then the multiple to be used for purposes of determining the transaction price shall be the midpoint between 10 and the multiple so calculated; (ii) if the multiple so calculated is greater than 15, then the multiple to be used for purposes of determining the transaction price shall be the midpoint between 15 and the multiple so calculated. There is no minimum purchase price, and the maximum purchase price is limited to approximately $2.5 billion in shares of the Company’s common stock valued at the time of closing. The acquisition has received the required approvals of the Board of Directors from both companies and is subject to various closing conditions and approvals, including stockholder approval by Andiamo. As of July 26, 2003, the Company has invested $84 million in the convertible debt and $76 million in the non-convertible debt. Substantially all of the investment in Andiamo has been expensed as research and development costs, as if such expenses constituted the development costs of the Company.

The Company has evaluated its debt investment in Andiamo and has determined that Andiamo is a variable interest entity under FIN 46. The Company has concluded that it is the primary beneficiary as defined by FIN 46 and, as a result, the Company is required to consolidate Andiamo beginning the first day of the first quarter of fiscal 2004.

FIN 46 will require the Company to account for Andiamo as if it had consolidated it since the Company’s initial investment in April 2001. If the Company consolidated Andiamo from the date of its initial investment, the Company would be required to account for the call option as a repurchase right. Under Financial Accounting Standards Board Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation,” and related interpretations, variable accounting is required for substantially all Andiamo employee stock and options because the ending purchase price is primarily derived from a revenue-based formula. Therefore, beginning in the first quarter of fiscal 2004, the Company will revalue the stock and options of Andiamo each quarter based on an independent valuation of Andiamo until the completion of the acquisition, which is expected in the third quarter of fiscal 2004, but no later than July 31, 2004.

Effective July 27, 2003, the first day of fiscal 2004, the Company will record a non-cash cumulative charge of approximately $400 million (representing the amount of variable compensation from April 2001 through July 2003). This will be reported as a separate line item in the Consolidated Statements of Operations as a cumulative effect of a change in accounting principle, net of tax. The charge is based on the value of the Andiamo employee stock and options and their expected vesting upon FIN 46 adoption pursuant to the independent evaluation, and does not necessarily reflect the value of Andiamo as a whole nor indicate the expected valuation of Andiamo upon acquisition. Subsequent to the adoption of FIN 46, changes to the value of Andiamo and the continued vesting of the employee stock and options will result in adjustments to the non-cash stock compensation charge and will be reflected as operating expenses. These adjustments will be recorded commencing in the first quarter of fiscal 2004 and will continue until such time as the acquisition of Andiamo is completed, which is expected to close in the third quarter of fiscal 2004, but no later than July 31, 2004. The value of Andiamo computed under the negotiated formula is largely based on revenues derived from specific storage switch products.

Excluding the non-cash stock compensation cumulative charge and any future non-cash variable stock compensation adjustments, the impact of consolidating Andiamo will not materially affect the Company’s operating results or financial condition.

50 CISCO SYSTEMS, INC.

In the ordinary course of business, the Company has investments in other privately held companies and provides structured financing to certain customers through its wholly owned subsidiary, Cisco Systems Capital Corporation, which may be considered variable interest entities. The Company has evaluated its investments in these other privately held companies and structured financings and has determined that there will be no material impact on its operating results or financial condition upon the adoption of FIN 46.

Guarantees and Product Warranties

Financial Accounting Standards Board Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”), requires that upon issuance of a guarantee, the guarantor must disclose and recognize a liability for the fair value of the obligation it assumes under that guarantee. The initial recognition and measurement requirement of FIN 45 was effective for guarantees issued or modified after December 31, 2002. As of July 26, 2003, the Company’s guarantees that were issued or modified after December 31, 2002 were not material.

The disclosure requirements of FIN 45 are effective for interim and annual periods ending after December 15, 2002, and are applicable to the Company’s product warranty liability and certain guarantees issued before December 31, 2002. The Company’s guarantees issued before December 31, 2002, which would have been disclosed in accordance with the disclosure requirements of FIN 45, were not material. As of July 26, 2003 and July 27, 2002, the Company’s product warranty liability recorded in other accrued liabilities was $246 million and $242 million, respectively.

The following table summarizes the activity related to the product warranty liability during fiscal 2003 and 2002 (in millions):

	July 26, 2003	July 27, 2002

Balance at beginning of fiscal year	$242	$190
Provision for warranties issued	342	443
Payments	(338)	(391)

Balance at end of fiscal year	$246	$242

The Company accrues for warranty costs as part of its cost of sales based on associated material product costs and technical support labor costs. The products sold are generally covered by a warranty for periods of 90 days, one year, or five years, and for some products, the Company provides a limited lifetime warranty.

In the normal course of business to facilitate sales of its products, the Company indemnifies other parties, including customers, lessors, and parties to other transactions with the Company, with respect to certain matters. The Company has agreed to hold the other party harmless against losses arising from a breach of representations or covenants, or out of intellectual property infringement or other claims made against certain parties. These agreements may limit the time within which an indemnification claim can be made and the amount of the claim. In addition, the Company has entered into indemnification agreements with its officers and directors, and the Company’s bylaws contain similar indemnification obligations to the Company’s agents.

It is not possible to determine the maximum potential amount under these indemnification agreements due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. Historically, payments made by the Company under these agreements have not had a material impact on the Company’s operating results or financial position.

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

The Company does not enter into foreign exchange forward contracts for trading purposes. Gains and losses on the contracts are included in other income (loss), net, in the Consolidated Statements of Operations and offset foreign exchange gains or losses from the revaluation of intercompany balances or other current assets, investments, and liabilities denominated in currencies other than the functional currency of the reporting entity. The Company’s foreign exchange forward contracts related to current assets and liabilities generally range from one to three months in original maturity. Additionally, the Company has entered into foreign exchange forward contracts related to long-term customer financings with maturities of up to two years. The foreign exchange contracts related to investments generally have maturities of less than one year.

2003 ANNUAL REPORT 51

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company periodically hedges foreign currency forecasted transactions related to certain operating expenses with currency options. These transactions are designated as cash flow hedges. The effective portion of the derivative’s gain or loss is initially reported as a component of accumulated other comprehensive income (loss) and subsequently reclassified into earnings when the hedged exposure affects earnings. The ineffective portion of the gain or loss is reported in earnings immediately. These currency option contracts generally have maturities of less than one year. The Company does not purchase currency options for trading purposes. Foreign exchange forward and option contracts as of July 26, 2003 are summarized as follows (in millions):

	Notional Amount	Fair Value

Forward contracts:
Purchased	$877	$—
Sold	$527	$(6)
Option contracts:
Purchased	$759	$22
Sold	$—	$—

The Company’s foreign exchange forward and option contracts expose the Company to credit risk to the extent that the counterparties may be unable to meet the terms of the agreement. The Company minimizes such risk by limiting its counterparties to major financial institutions. In addition, the potential risk of loss with any one counterparty resulting from this type of credit risk is monitored. Management does not expect any material losses as a result of default by counterparties.

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

In addition, beginning on April 23, 2001, a number of purported shareholder derivative lawsuits were filed in the Superior Court of California, County of Santa Clara, and in the Superior Court of California, County of San Mateo. There is a procedure in place for the coordination of such actions. Two purported derivative suits have also been filed in the United States District Court for the Northern District of California, and those federal court actions have been consolidated. The consolidated federal court derivative action was dismissed by the court, and plaintiffs have appealed from that decision. The complaints in the various derivative actions include claims for breach of fiduciary duty, waste of corporate assets, mismanagement, unjust enrichment, and violations of the California Corporations Code; seek compensatory and other damages, disgorgement, and other relief; and are based on essentially the same allegations as the class actions.

In addition, the Company is subject to legal proceedings, claims, and litigation arising in the ordinary course of business. While the outcome of these matters is currently not determinable, the Company does not expect that the ultimate costs to resolve these matters will have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.

9.	SHAREHOLDERS’ EQUITY

Stock Repurchase Program

In September 2001, the Board of Directors authorized a stock repurchase program to acquire outstanding common stock. Under the program, up to $3.0 billion of Cisco common stock could be repurchased over two years. In August 2002, the Board of Directors increased Cisco’s stock repurchase program by $5.0 billion available for repurchase through September 12, 2003. In March 2003, the Board of Directors increased Cisco’s stock repurchase program by an additional $5.0 billion with no termination date.

During fiscal 2003, the Company repurchased and retired 424 million shares of Cisco common stock for an aggregate purchase price of $6.0 billion. As of July 26, 2003, the Company has repurchased and retired 548 million shares of Cisco common stock for an aggregate purchase price of $7.8 billion since inception of the program, and the remaining authorized amount for stock repurchases under this program was $5.2 billion.

52 CISCO SYSTEMS, INC.

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

Comprehensive Income (Loss)

The components of comprehensive income (loss), net of tax, are as follows (in millions):

Years Ended	July 26, 2003	July 27, 2002	July 28, 2001

Net income (loss)	$3,578	$1,893	$(1,014)
Other comprehensive income (loss):
Change in unrealized gains and losses on investments	502	215	(5,765)
Tax effect	(150)	9	1,953

Change in unrealized gains and losses on investments, net of tax	352	224	(3,812)
Other	29	24	7

Total	$3,959	$2,141	$(4,819)

The change in unrealized gains and losses on investments of $502 million and $215 million during fiscal 2003 and 2002, respectively, included the effects of the recognition of charges in the Consolidated Statements of Operations of $412 million and $858 million during the respective first quarter periods attributable to the impairment of certain publicly traded equity securities. The impairment charges were related to the decline in the fair value of the Company’s publicly traded equity investments below their cost basis that was judged to be other-than-temporary.

10. EMPLOYEE BENEFIT PLANS

Employee Stock Purchase Plans

The Company has an Employee Stock Purchase Plan and an International Employee Stock Purchase Plan (the “Purchase Plans”), under which 221.4 million shares of the Company’s common stock have been reserved for issuance. Eligible employees may purchase a limited number of shares of the Company’s common stock at a discount of up to 15% of the market value at certain plan-defined dates. The Purchase Plans terminate on January 3, 2005. In fiscal 2003, 2002, and 2001, the shares issued under the Purchase Plans were 23 million, 22 million, and 13 million shares, respectively. At July 26, 2003, 65 million shares were available for issuance under the Purchase Plans.

Employee Stock Option Plans

Stock Option Program Description The Company has two plans under which it grants options: the 1996 Stock Incentive Plan (the “1996 Plan”) and the 1997 Supplemental Stock Incentive Plan (the “Supplemental Plan”).

Stock option grants are designed to reward employees for their long-term contributions to the Company and provide incentives for them to remain with the Company. The number and frequency of stock option grants are based on competitive practices, operating results of the Company, and government regulations. Since the inception of the 1996 Plan, the Company has granted options to all of its employees, and the majority has been granted to employees below the vice president level. No options have been granted to directors or executive officers under the Supplemental Plan.

2003 ANNUAL REPORT 53

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The maximum number of shares issuable over the term of the 1996 Plan is limited to 2.5 billion shares. Such share reserve consists of the 620 million shares originally transferred from the predecessor plan plus the number of shares added to the reserve pursuant to the automatic share increases effected annually beginning in December 1996 and expired in December 2001. The share reserve had automatically increased on the first trading day of each December by an amount equal to 4.75% of the outstanding shares on the last trading day of the immediately preceding November. Options granted under the 1996 Plan have an exercise price equal to the fair market value of the underlying stock on the grant date and expire no later than nine years from the grant date.

Although the Board of Directors has the authority to set other terms, the options will generally become exercisable for 20% or 25% of the option shares one year from the date of grant and then ratably over the following 48 or 36 months, respectively. Certain other grants have utilized a 60-month ratable vesting schedule.

In 1997, the Company adopted the Supplemental Plan, under which options can be granted or shares can be directly issued to eligible employees. Officers and members of the Company’s Board of Directors are not eligible to participate in the Supplemental Plan. Nine million shares have been reserved for issuance under the Supplemental Plan, of which 3 million shares are subject to outstanding options, and 0.5 million shares have been issued in fiscal 2003. All option grants have an exercise price equal to the fair market value of the underlying stock on the grant date.

Distribution and Dilutive Effect of Options The following table illustrates the grant dilution and exercise dilution (in millions, except percentages):

Years Ended	July 26, 2003	July 27, 2002

Shares of common stock outstanding	6,998	7,303

Granted and assumed	199	282
Canceled	(57)	(82)

Net options granted	142	200

Grant dilution(1)	2.0%	2.7%

Exercised	45	54

Exercise dilution(2)	0.6%	0.7%

Note 1: The percentage for grant dilution is computed based on options granted and assumed less options canceled as a percentage of shares of common stock outstanding.

Note 2: The percentage for exercise dilution is computed based on options exercised as a percentage of shares of common stock outstanding.

Basic and diluted shares outstanding for the year ended July 26, 2003 were 7.1 billion shares and 7.2 billion shares, respectively. Diluted shares outstanding include the dilutive impact of in-the-money options, which is calculated based on the average share price for each fiscal period using the treasury stock method. Under the treasury stock method, the tax-effected proceeds that would be hypothetically received from the exercise of all in-the-money options are assumed to be used to repurchase shares. In fiscal 2003, the dilutive impact of in-the-money employee stock options was approximately 99 million shares or 1.4% of the basic shares outstanding based on Cisco’s average share price of $14.11.

The following table summarizes the options granted to the Named Executive Officers during the periods indicated. The Named Executive Officers represent the Company’s Chief Executive Officer and the four other most highly paid executive officers whose salary and bonus for the fiscal year ended July 26, 2003 and July 27, 2002 were in excess of $100,000.

Years Ended	July 26, 2003	July 27, 2002

Options granted to the Named Executive Officers	6 million	10 million

Options granted to the Named Executive Officers as a % of net options granted	4.2%	5.0%

Options granted to the Named Executive Officers as a % of outstanding shares	0.09%	0.14%

Cumulative options held by Named Executive Officers as % of total options outstanding	4.6%	4.6%

54 CISCO SYSTEMS, INC.

General Option Information A summary of option activity follows (in millions, except per-share amounts). The Company has, in connection with the acquisitions of various companies, assumed the stock option plans of each acquired company. During fiscal 2003, a total of approximately 4 million shares of the Company’s common stock has been reserved for issuance under the assumed plans and the related options are included in the following table.

		OPTIONS OUTSTANDING
	Options Available for Grant	Number Outstanding	Weighted-Average Exercise Price per Share

BALANCE AT JULY 29, 2000	393	971	$24.19
Granted and assumed	(320)	320	39.93
Exercised	—	(133)	7.43
Canceled	98	(98)	41.82
Additional shares reserved	351	—	—

BALANCE AT JULY 28, 2001	522	1,060	29.41
Granted and assumed	(282)	282	17.72
Exercised	—	(54)	6.99
Canceled	82	(82)	36.94
Additional shares reserved	342	—	—

BALANCE AT JULY 27, 2002	664	1,206	27.17
Granted and assumed	(199)	199	12.01
Exercised	—	(45)	7.14
Canceled	57	(57)	33.03
Additional shares reserved	4	—	—

BALANCE AT JULY 26, 2003	526	1,303	$25.29

The following table summarizes significant ranges of outstanding and exercisable options as of July 26, 2003 (in millions, except number of years and per-share amounts):

	OPTIONS OUTSTANDING				OPTIONS EXERCISABLE
Range of Exercise Prices	Number Outstanding	Weighted- Average Remaining Contractual Life (In Years)	Weighted- Average Exercise Price per Share	Aggregate Intrinsic Value	Number Exercisable	Weighted- Average Exercise Price per Share	Aggregate Intrinsic Value

$ 0.01 – 6.69	146	2.52	$4.62	$2,111	141	$4.81	$2,012
6.70 – 11.78	139	5.94	9.50	1,332	63	9.39	610
11.79 – 13.04	149	6.35	12.61	964	71	12.34	479
13.05 – 16.15	202	7.22	15.61	701	66	15.79	217
16.16 – 20.53	184	7.11	19.18	89	67	19.04	36
20.54 – 35.91	142	4.93	27.75	—	128	27.76	—
35.92 – 50.38	135	6.25	49.12	—	75	48.86	—
50.39 – 54.53	140	5.49	54.37	—	95	54.37	—
54.54 – 72.56	66	5.90	63.92	—	42	64.15	—

Total	1,303	5.84	$25.29	$5,197	748	$26.12	$3,354

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value based on Cisco’s closing stock price of $19.08 as of July 25, 2003, that would have been received by the option holders had all option holders exercised their options as of that date. The total number of in-the-money options exercisable as of July 26, 2003 was 382 million options. As of July 27, 2002, 634 million outstanding options were exercisable and the weighted average exercise price was $23.51.

2003 ANNUAL REPORT 55

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the option exercises for the year ended July 26, 2003 and option values as of that date for the Named Executive Officers (in millions):

			NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS AT JULY 26, 2003		INTRINSIC VALUE OF UNEXERCISED IN-THE-MONEY OPTIONS AT JULY 26, 2003
	Number of Shares Acquired on Exercise	Value Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Named Executive Officers	1	$6	41	19	$280	$39

Pro forma Information The Company is required under SFAS 123 to disclose pro forma information regarding option grants made to its employees based on specified valuation techniques that produce estimated compensation charges. The pro forma information is as follows (in millions, except per-share amounts):

Years Ended	July 26, 2003	July 27, 2002	July 28, 2001

Net income (loss)—as reported	$3,578	$1,893	$(1,014)
Compensation expense, net of tax	(1,259)	(1,520)	(1,691)

Net income (loss)—pro forma	$2,319	$373	$(2,705)

Basic net income (loss) per share—as reported	$0.50	$0.26	$(0.14)

Diluted net income (loss) per share—as reported	$0.50	$0.25	$(0.14)

Basic net income (loss) per share—pro forma	$0.33	$0.05	$(0.38)

Diluted net income (loss) per share—pro forma	$0.32	$0.05	$(0.38)

The value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	EMPLOYEE STOCK OPTION PLANS			EMPLOYEE STOCK PURCHASE PLANS
	July 26, 2003	July 27, 2002	July 28, 2001	July 26, 2003	July 27, 2002	July 28, 2001

Expected dividend	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Risk-free interest rate	3.2%	4.7%	5.4%	1.1%	3.1%	5.3%
Expected volatility	45.7%	47.5%	34.8%	45.7%	58.1%	35.0%
Expected life (in years)	5.8	5.5	3.6	0.5	0.5	0.5

The Black-Scholes option pricing model was developed for use in estimating the value of traded options that have no vesting restrictions and are fully transferable. In addition, option pricing models require the input of highly subjective assumptions, including the expected stock price volatility and expected life. The Company uses projected data for expected volatility and expected life of its stock options based upon historical and other economic data trended into future years. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the estimate, in management’s opinion, the existing valuation models do not provide a reliable measure of the fair value of the Company’s employee stock options. Under the Black-Scholes option pricing model, the weighted-average estimated values of employee stock options granted during fiscal 2003, 2002, and 2001 were $5.67, $8.60, and $13.31, respectively. The value of shares of common stock relating to the Purchase Plans included in compensation expense was not material.

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

56 CISCO SYSTEMS, INC.

Employees can contribute from 1% to 25% of their annual compensation to the Plan. Employee contributions are limited to a maximum annual amount as set periodically by the Internal Revenue Service. Through December 31, 2002, the Company matched employee contributions dollar for dollar up to a maximum of $1,500 per person per year. Effective January 1, 2003, the new matching structure is 50% of the first 6% of eligible earnings that are contributed by employees. Therefore, the maximum matching contribution that the Company may allocate to each participant’s account will not exceed $6,000 for the 2003 calendar year due to the $200,000 annual limit on eligible earnings imposed by the Internal Revenue Service. All matching contributions vest immediately. The Company’s matching contributions to the Plan totaled $40 million, $35 million, and $45 million in fiscal 2003, 2002, and 2001, respectively. Effective January 1, 2003, employees who meet the age requirements and reach the Plan contribution limits can make a catch-up contribution not to exceed $2,000 for the 2003 calendar year, a limit set by the Internal Revenue Service. The catch-up contributions are not eligible for matching contributions.

In addition, the Plan provides for discretionary profit sharing contributions as determined by the Board of Directors. Such contributions to the Plan are allocated among eligible participants in the proportion of their salaries to the total salaries of all participants. There were no discretionary profit sharing contributions made in fiscal 2003, 2002, or 2001. In fiscal 2002, the Plan provided for a one-time discretionary matching contribution of $11 million, based on $500 per eligible employee.

11. INCOME TAXES

The provision for income taxes consisted of the following (in millions):

Years Ended	July 26, 2003	July 27, 2002	July 28, 2001

Federal:
Current	$1,041	$929	$581
Deferred	6	(480)	(697)

	1,047	449	(116)

State:
Current	138	117	157
Deferred	2	(68)	(199)

	140	49	(42)

Foreign:
Current	270	344	326
Deferred	(22)	(25)	(28)

	248	319	298

Total	$1,435	$817	$140

The Company paid income taxes of $1.4 billion, $909 million, and $48 million in fiscal 2003, 2002, and 2001, respectively. Income (loss) before provision for income taxes consisted of the following (in millions):

Years Ended	July 26, 2003	July 27, 2002	July 28, 2001

United States	$3,325	$1,550	$(1,727)
International	1,688	1,160	853

Total	$5,013	$2,710	$(874)

2003 ANNUAL REPORT 57

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The items accounting for the difference between income taxes computed at the federal statutory rate and the provision for income taxes consisted of the following:

Years Ended	July 26, 2003	July 27, 2002	July 28, 2001

Federal statutory rate	35.0%	35.0%	(35.0)%
Effect of:
State taxes, net of federal tax benefit	1.8	1.8	(2.4)
Export sales benefit	(0.2)	(1.5)	(1.8)
Foreign income at other than U.S. rates	(8.9)	(4.9)	(1.7)
Nondeductible in-process R&D	—	0.9	30.3
Nondeductible goodwill	—	—	20.9
Nondeductible deferred stock-based compensation	0.8	1.9	8.0
Tax-exempt interest	—	—	(1.0)
Tax credits	—	(3.4)	(2.5)
Other, net	0.1	0.3	1.2

Total	28.6%	30.1%	16.0%

U.S. income taxes and foreign withholding taxes were not provided for on a cumulative total of $2.5 billion of undistributed earnings for certain non-U.S. subsidiaries. The Company intends to reinvest these earnings indefinitely in operations outside the United States. The components of the deferred tax assets (liabilities) are as follows (in millions):

	July 26, 2003	July 27, 2002

ASSETS
Allowance for doubtful accounts and returns	$228	$247
Sales-type and direct-financing leases	297	306
Loan reserves	123	249
Inventory allowances and capitalization	247	340
Investment provisions	654	476
In-process R&D, goodwill, and purchased intangible assets	608	578
Deferred revenue	899	968
Credits and net operating loss carryforwards	261	391
Other	509	330

Total deferred tax assets	3,826	3,885

LIABILITIES
Purchased intangible assets	(233)	(192)
Unrealized gains on investments	(142)	—

Total deferred tax liabilities	(375)	(192)

Total	$3,451	$3,693

Reclassifications have been made to the fiscal 2002 balances for certain components of deferred tax assets in order to conform to the current year presentation.

58 CISCO SYSTEMS, INC.

The following table presents the breakdown between current and non-current net deferred tax assets (in millions):

	July 26, 2003	July 27, 2002

Current	$1,975	$2,030
Non-current	1,476	1,663

Total	$3,451	$3,693

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

As of July 26, 2003, the Company’s federal and state net operating loss carryforwards for income tax purposes were $68 million and $22 million, respectively. If not utilized, the federal net operating loss carryforwards will begin to expire in fiscal 2010 and the state net operating loss carryforwards will begin to expire in fiscal 2005. As of July 26, 2003, the Company’s federal and state tax credit carryforwards for income tax purposes were $86 million and $232 million, respectively. If not utilized, the federal tax credit carryforwards will begin to expire in fiscal 2007 and state tax credit carryforwards will begin to expire in fiscal 2005.

The Company’s income taxes payable for federal, state, and foreign purposes have been reduced, and the deferred tax assets increased, by the tax benefits associated with dispositions of employee stock options. The Company receives an income tax benefit calculated as the difference between the fair market value of the stock issued at the time of exercise and the option price, tax effected. These benefits were credited directly to shareholders’ equity and amounted to $132 million, $61 million, and $1.8 billion for fiscal 2003, 2002, and 2001, respectively. Benefits reducing taxes payable amounted to $132 million, $61 million, and $1.4 billion for fiscal 2003, 2002, and 2001, respectively. Benefits increasing gross deferred tax assets amounted to $358 million in fiscal 2001.

The Company’s federal income tax returns for fiscal years ended July 25, 1998 through July 28, 2001 are under examination and the Internal Revenue Service has proposed certain adjustments. Management believes that adequate amounts have been reserved for any adjustments that may ultimately result from these examinations.

12. SEGMENT INFORMATION AND MAJOR CUSTOMERS

The Company’s operations involve the design, development, manufacturing, marketing and technical support of networking and communications products and services. Cisco products include routers, switches, access, and other networking equipment. These products, primarily integrated by Cisco IOS Software, link geographically dispersed LANs and WANs.

The Company conducts business globally and is managed geographically. The Company’s management relies on an internal management system that provides sales and standard cost information by geographic theater. Sales are attributed to a theater based on the ordering location of the customer. The Company’s management makes financial decisions and allocates resources based on the information it receives from this internal management system. The Company does not allocate research and development, sales and marketing, or general and administrative expenses to its geographic theaters in this internal management system, as management does not use the information to measure the performance of the operating segments. Management does not believe that allocating these expenses is significant in evaluating a geographic theater’s performance. Based on established criteria, the Company has four reportable segments: the Americas, EMEA, Asia Pacific, and Japan.

2003 ANNUAL REPORT 59

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Summarized financial information by theater for fiscal 2003, 2002 and 2001, as taken from the internal management system previously discussed, is as follows (in millions):

Years Ended	July 26, 2003	July 27, 2002	July 28, 2001

Net sales:
Americas	$10,544	$10,654	$12,051
EMEA	5,202	5,126	6,377
Asia Pacific	1,860	1,765	2,331
Japan	1,272	1,370	1,534

Total	$18,878	$18,915	$22,293

Gross margin:
Americas	$8,363	$8,122	$8,687
EMEA	4,232	4,066	4,710
Asia Pacific	1,523	1,432	1,594
Japan	1,052	1,086	1,182

Standard margin	15,170	14,706	16,173
Production overhead	(547)	(651)	(615)
Manufacturing variances and other related costs	(1,390)	(2,042)	(4,486)

Total	$13,233	$12,013	$11,072

The Company has reclassified net sales for each geographic theater for fiscal 2002 and 2001 to conform to the current year’s presentation, which reflects the breakdown of service revenue for EMEA, Asia Pacific, and Japan theaters, all of which were previously included in the Americas theater.

The Americas theater included non-U.S. net sales of $888 million, $988 million, and $1.1 billion for fiscal 2003, 2002, and 2001, respectively. The following table presents net sales for groups of similar products and services (in millions):

Years Ended	July 26, 2003	July 27, 2002	July 28, 2001

Net sales:
Routers	$4,859	$5,487	$7,095
Switches	7,721	7,651	9,141
Access	965	1,042	1,869
Other	2,020	1,489	1,454

Product	15,565	15,669	19,559
Service	3,313	3,246	2,734

Total	$18,878	$18,915	$22,293

The Company has reclassified net sales for groups of similar products in fiscal 2002 and 2001 to conform to the current year’s presentation. The reclassification was primarily related to net sales of Advanced Technology products, which were previously included in the “Routers” product category and are now included in the “Other” product category in the table above. The reclassification had an impact of less than 1% on each product category in proportion to total product revenue.

The majority of the Company’s assets as of July 26, 2003 and July 27, 2002 were attributable to its U.S. operations. In fiscal 2003, 2002, and 2001, no single customer accounted for 10% or more of the Company’s net sales.

60 CISCO SYSTEMS, INC.

Property and equipment information is based on the physical location of the assets. The following table presents property and equipment information for geographic areas (in millions):

	July 26, 2003	July 27, 2002	July 28, 2001

Property and equipment, net:
United States	$3,264	$3,555	$1,966
International	457	547	625

Total	$3,721	$4,102	$2,591

13. NET INCOME (LOSS) PER SHARE

The following table presents the calculation of basic and diluted net income (loss) per share (in millions, except per-share amounts):

Years Ended	July 26, 2003	July 27, 2002	July 28, 2001

Net income (loss)	$3,578	$1,893	$(1,014)

Weighted-average shares—basic	7,124	7,301	7,196
Effect of dilutive potential common shares	99	146	—

Weighted-average shares—diluted	7,223	7,447	7,196

Net income (loss) per share—basic	$0.50	$0.26	$(0.14)

Net income (loss) per share—diluted	$0.50	$0.25	$(0.14)

Dilutive potential common shares consist of employee stock options and restricted common stock. The weighted-average dilutive potential common shares, which were antidilutive for fiscal 2001, amounted to 348 million shares. Employee stock options to purchase approximately 838 million, 712 million, and 426 million shares in fiscal 2003, 2002, and 2001, respectively, were outstanding, but were not included in the computation of diluted earnings per share because the exercise price of the stock options was greater than the average share price of the common shares and, therefore, the effect would have been antidilutive.

2003 ANNUAL REPORT 61

REPORT OF INDEPENDENT AUDITORS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF CISCO SYSTEMS, INC.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Cisco Systems, Inc. and its subsidiaries at July 26, 2003 and July 27, 2002, and the results of their operations and their cash flows for each of the three years in the period ended July 26, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

San Jose, California

August 5, 2003

62 CISCO SYSTEMS, INC.

SUPPLEMENTARY FINANCIAL DATA (UNAUDITED)

(In millions, except per-share amounts)

Quarters ended	July 26, 2003	April 26, 2003	Jan. 25, 2003	Oct. 26, 2002	July 27, 2002	April 27, 2002	Jan. 26, 2002	Oct. 27, 2001

Net sales	$4,702	$4,618	$4,713	$4,845	$4,829	$4,822	$4,816	$4,448
Gross margin	$3,289	$3,269	$3,317	$3,358	$3,283	$3,068	$2,970	$2,692
Net income (loss)	$982	$987	$991	$618	$772	$729	$660	$(268)
Net income (loss) per
share—basic	$0.14	$0.14	$0.14	$0.09	$0.11	$0.10	$0.09	$(0.04)
Net income (loss) per
share—diluted	$0.14	$0.14	$0.14	$0.08	$0.10	$0.10	$0.09	$(0.04)
Cash and cash equivalents
and total investments	$20,652	$20,316	$21,197	$21,188	$21,456	$21,061	$21,008	$19,080

STOCK MARKET INFORMATION

Cisco common stock is traded on the Nasdaq National Market under the symbol CSCO. The following table lists the high and low sales prices for each period indicated:

	2003		2002
Fiscal	High	Low	High	Low

First quarter	$15.29	$8.12	$20.75	$11.04
Second quarter	$15.63	$10.14	$21.92	$16.06
Third quarter	$14.78	$12.33	$20.00	$13.91
Fourth quarter	$19.55	$14.40	$17.49	$11.45

The Company has never paid cash dividends on its common stock and has no present plans to do so. There were 85,041 registered shareholders as of July 25, 2003.

2003 ANNUAL REPORT 63