Form 10-K, Exhibit 13
period 2004-07-31
CISCO SYSTEMS INC
filed 2004-09-20
CIK 858877

Exhibit 13.1

SELECTED FINANCIAL DATA

Five Years Ended July 31, 2004 (in millions, except per-share amounts)

The following selected financial data should be read in conjunction with the Consolidated Financial Statements and related notes:

	July 31, 2004		July 26, 2003	July 27, 2002	July 28, 2001		July 29, 2000
Net sales	$22,045		$18,878	$18,915	$22,293		$18,928
Net income (loss)	$4,401	(2)	$3,578	$1,893	$(1,014	)(3)	$2,668
Net income (loss) per share — basic	$0.64		$0.50	$0.26	$(0.14)		$0.39
Net income (loss) per share — diluted(1)	$0.62		$0.50	$0.25	$(0.14)		$0.36
Shares used in per-share calculation — basic	6,840		7,124	7,301	7,196		6,917
Shares used in per-share calculation — diluted(1)	7,057		7,223	7,447	7,196		7,438
Cash and cash equivalents and total investments	$19,267		$20,652	$21,456	$18,517		$20,499
Total assets	$35,594		$37,107	$37,795	$35,238		$32,870

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

Note 2: Net income for fiscal 2004 included a noncash charge for the cumulative effect of accounting change relating to a stock compensation charge of $567 million, net of tax. See Note 3 to the Consolidated Financial Statements.

Note 3: Net loss for fiscal 2001 included restructuring costs and other special charges of $1.2 billion. See Note 4 to the Consolidated Financial Statements. In addition, net loss for fiscal 2001 included an additional excess inventory charge of $2.2 billion recorded in the third quarter period.

2004 ANNUAL REPORT 17

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements regarding future events and our future results that are subject to the safe harbors created under the Securities Act of 1933 and the Securities Exchange Act of 1934. These statements are based on current expectations, estimates, forecasts, and projections about the industries in which we operate and the beliefs and assumptions of our management. Words such as “expects,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “continues,” “may,” variations of such words, and similar expressions are intended to identify such forward-looking statements. In addition, any statements that refer to projections of our future financial performance, our anticipated growth and trends in our businesses (including the potential growth of Advanced Technologies), and other characterizations of future events or circumstances are forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and are subject to risks, uncertainties, and assumptions that are difficult to predict, including those identified below, as well as on the inside back cover of this Annual Report to Shareholders and under “Risk Factors,” and elsewhere in our Annual Report on Form 10-K. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. We undertake no obligation to revise or update any forward-looking statements for any reason.

OVERVIEW

We sell scalable, standards-based networking products that address a wide range of customers’ business needs, including improving productivity, reducing costs, and gaining a competitive advantage. Our corresponding technology focus is on delivering networking products and systems that simplify customers’ infrastructures, offer integrated services, and are highly secure. Our products and services help customers build their own network infrastructures while providing tools to allow them to communicate with key stakeholders, including customers, prospects, business partners, suppliers, and employees. Our product offerings fall into several categories: our core technologies, routing and switching; Advanced Technologies (home networking, IP telephony, optical networking, security, storage area networking, and wireless technology); and other products, including our access products and network management software. Our customer base spans virtually all types of public and private agencies and enterprises, comprising enterprise customers, service provider customers, and commercial customers. We also have customers in the consumer market through our Linksys division.

As we entered fiscal 2004, we articulated three long-term financial priorities:

•	Seeking profitable growth opportunities while supporting our profitability targets;

•	Continuing to improve productivity; and

•	Maintaining our healthy balance sheet.

Our results for fiscal 2004 indicate that we made substantial progress toward these goals. Net sales were $22.0 billion, compared with $18.9 billion in fiscal 2003. Net income was $4.4 billion, compared with $3.6 billion in fiscal 2003. Diluted earnings per share was $0.62, compared with $0.50 in fiscal 2003. Cash flows from operations were $7.1 billion, compared with $5.2 billion for fiscal 2003.

All of our geographic segments contributed to our revenue growth in fiscal 2004 as general economic conditions around the world began to improve from the recent economic downturn. We also improved our productivity, as operating expenses as a percentage of sales improved by 4% from fiscal 2003. With regard to our balance sheet, at the end of fiscal 2004, cash and cash equivalents and investments totaled $19.3 billion, days sales outstanding (DSO) were 28 days, and annualized inventory turns were 6.4. During the fiscal year, we repurchased $9.1 billion or 408 million shares of our common stock at an average price of $22.30.

Our technology vision is based on an architectural evolution of networking from simple connectivity of products to intelligent systems, or as we refer to it, the Intelligent Information Network. As such, many of our strategic initiatives and investments are aimed at meeting the requirements of an Intelligent Information Network. If networking evolves the way we think it will, we believe we have positioned ourselves well versus our key competitors, but if it does not, our initiatives and investments in this area may be of no or limited value. In general, our markets are very competitive, and, in addition to positioning Cisco in relation to our traditional competitors, we are also positioning ourselves to address new competitors, especially from Asia.

We rely on internal innovation along with strategic alliances and acquisitions to provide innovative products to enhance our competitive position. Our ability to innovate internally requires us to attract and retain top talent in a very competitive industry. We have made plans to hire up to 1,000 new employees in fiscal 2005, primarily for engineering and sales positions. In addition, we believe our acquisitions have the potential to bring both talent and technology to Cisco, and we expect to continue to make strategic acquisitions.

As we evaluate our growth prospects and manage our operations for the future, we continue to believe that the leading indicator of our growth will be the gross domestic product, or GDP, of the countries into which we sell our products. We regard the willingness to take good business risk as part of our strategy, and we intend to be aggressive in this respect. For example, during fiscal 2004, we steadily decreased product lead times for our customers. While these shortened lead times potentially increase our exposure to changes in economic conditions, we believe this investment increases customer satisfaction.

18 CISCO SYSTEMS, INC.

In fiscal 2005, we will continue to focus on our three major growth areas of core routing and switching, service provider, and Advanced Technologies, as well as our expectation of network architecture evolution, while maintaining our focus on profit contribution. Among the key external factors that will influence our fiscal 2005 performance are the continued improvement of the global economy and our customers’ perspective regarding the prospects for improving conditions.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires us to make judgments, assumptions, and estimates that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Note 2 to the Consolidated Financial Statements describes the significant accounting policies and methods used in the preparation of the Consolidated Financial Statements. We consider the accounting policies described below to be affected by critical accounting estimates. Such accounting policies are impacted significantly by judgments, assumptions, and estimates used in the preparation of the Consolidated Financial Statements, and actual results could differ materially from the amounts reported based on these policies.

Revenue Recognition

Our networking and communications products are integrated with software that is essential to the functionality of the equipment. We provide unspecified software upgrades and enhancements related to the equipment through our maintenance contracts. Accordingly, we account for revenue in accordance with Statement of Position No. 97-2, “Software Revenue Recognition,” and all related interpretations. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is reasonably assured. In instances where final acceptance of the product, system, or solution is specified by the customer, revenue is deferred until all acceptance criteria have been met. Our total deferred revenue for products was $1.5 billion and $1.4 billion as of July 31, 2004 and July 26, 2003, respectively. Service revenue is generally deferred and, in most cases, recognized ratably over the period during which the services are to be performed, which is typically from one to three years. Our total deferred revenue for services was $3.0 billion and $2.5 billion as of July 31, 2004 and July 26, 2003, respectively.

Contracts, Internet commerce agreements, and customer purchase orders are generally used to determine the existence of an arrangement. Shipping documents and customer acceptance, when applicable, are used to verify delivery. We assess whether the fee is fixed or determinable based on the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment. We assess collectibility based primarily on the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer’s payment history.

When a sale involves multiple elements, such as sales of products that include services, the entire fee from the arrangement is allocated to each respective element based on its relative fair value and recognized when revenue recognition criteria for each element are met. The amount of product and service revenue recognized is impacted by our judgments as to whether an arrangement includes multiple elements and, if so, whether vendor-specific objective evidence of fair value exists for those elements. Changes to the elements in an arrangement and our ability to establish vendor-specific objective evidence for those elements could affect the timing of the revenue recognition.

We make sales to distributors and retail partners and recognize revenue based on a sell-through method using information provided by them. Our distributors and retail partners participate in various cooperative marketing and other programs, and we maintain estimated accruals and allowances for these programs. If actual credits received by our distributors and retail partners for these programs were to deviate significantly from our estimates, which are based on historical experience, our revenue could be adversely affected.

Allowance for Doubtful Accounts and Sales Returns

Our accounts receivable balance, net of allowance for doubtful accounts, was $1.8 billion as of July 31, 2004, compared with $1.4 billion as of July 26, 2003. The allowance for doubtful accounts as of July 31, 2004 was $179 million, compared with $183 million as of July 26, 2003. The allowance is based on our assessment of the collectibility of customer accounts. We regularly review the allowance by considering factors such as historical experience, credit quality, age of the accounts receivable balances, and current economic conditions that may affect a customer’s ability to pay.

Our provision (credit) for doubtful accounts was $19 million, ($59) million, and $91 million for fiscal 2004, 2003, and 2002, respectively. In fiscal 2003, we recorded a credit for doubtful accounts as a result of the improvement in the collectibility of specific customer accounts due to increased credit quality and resolution of disputes. If a major customer’s creditworthiness deteriorates, or if actual defaults are higher than our historical experience, or if other circumstances arise, our estimates of the recoverability of amounts due to us could be overstated, and additional allowances could be required, which could have an adverse impact on our revenue.

A reserve for sales returns is established based on historical trends in product return rates. The reserve for sales returns as of July 31, 2004 and July 26, 2003 included $74 million and $73 million, respectively, for estimated future returns that were recorded as a reduction of our accounts receivable. If the actual future returns were to deviate from the historical data on which the reserve had been established, our revenue could be adversely affected.

2004 ANNUAL REPORT 19

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Allowance for Inventory

Our inventory balance was $1.2 billion as of July 31, 2004, compared with $873 million as of July 26, 2003. Our inventory allowances as of July 31, 2004 were $139 million, compared with $122 million as of July 26, 2003. We provide inventory allowances based on excess and obsolete inventories determined primarily by future demand forecasts. The allowance is measured as the difference between the cost of the inventory and market based upon assumptions about future demand and is charged to the provision for inventory, which is a component of our cost of sales. At the point of the loss recognition, a new, lower-cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

Our provision for inventory was $205 million, $70 million, and $131 million for fiscal 2004, 2003, and 2002, respectively. If there were to be a sudden and significant decrease in demand for our products, or if there were a higher incidence of inventory obsolescence because of rapidly changing technology and customer requirements, we could be required to increase our inventory allowances, and our gross margin could be adversely affected. Inventory management remains an area of focus as we balance the need to maintain strategic inventory levels to ensure competitive lead times compared with the risk of inventory obsolescence.

Warranty Costs

The liability for product warranties, included in other accrued liabilities, was $239 million as of July 31, 2004, compared with $246 million as of July 26, 2003. See Note 8 to the Consolidated Financial Statements. Our products sold are generally covered by a warranty for periods ranging from 90 days to five years, and for some products we provide a limited lifetime warranty. We accrue for warranty costs as part of our cost of sales based on associated material costs, technical support labor costs, and associated overhead. Material cost is estimated based primarily upon historical trends in the volume of product returns within the warranty period and the cost to repair or replace the equipment. Technical support labor cost is estimated based primarily upon historical trends in the rate of customer cases and the cost to support the customer cases within the warranty period. Overhead cost is applied based on estimated time to support warranty activities.

The provision for product warranties issued during fiscal 2004 and 2003 was $333 million and $342 million, respectively. If we experience an increase in warranty claims compared with our historical experience, or if the cost of servicing warranty claims is greater than the expectations on which the accrual has been based, our gross margin could be adversely affected.

Investment Impairments

Our publicly traded equity securities are reflected in the Consolidated Balance Sheets at a fair value of $1.1 billion as of July 31, 2004, compared with $745 million as of July 26, 2003. See Note 7 to the Consolidated Financial Statements. We recognize an impairment charge when the declines in the fair values of our publicly traded equity securities below their cost basis are judged to be other-than-temporary. The ultimate value realized on these equity securities is subject to market price volatility until they are sold. We consider various factors in determining whether we should recognize an impairment charge, including the length of time and extent to which the fair value has been less than our cost basis, the financial condition and near-term prospects of the investee, and our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value. Our ongoing consideration of these factors could result in additional impairment charges in the future, which could adversely affect our net income. There was no impairment charge of publicly traded equity securities recorded during fiscal 2004. During fiscal 2003 and 2002, we recognized charges of $412 million and $858 million, respectively, attributable to the impairment of certain publicly traded equity securities.

We also have investments in privately held companies, some of which are in the startup or development stages. As of July 31, 2004, our investments in privately held companies were $354 million, compared with $516 million as of July 26, 2003, and were included in other assets. See Note 5 to the Consolidated Financial Statements. We monitor these investments for impairment and make appropriate reductions in carrying values if we determine an impairment charge is required, based primarily on the financial condition and near-term prospects of these companies. These investments are inherently risky, as the markets for the technologies or products these companies are developing are typically in the early stages and may never materialize. Our impairment charges on investments in privately held companies were $112 million, $281 million, and $420 million during fiscal 2004, 2003, and 2002, respectively.

Goodwill Impairments

Our methodology for allocating the purchase price relating to purchase acquisitions is determined through established valuation techniques in the high-technology communications equipment industry. Goodwill is measured as the excess of the cost of acquisition over the sum of the amounts assigned to tangible and identifiable intangible assets acquired less liabilities assumed. We perform goodwill impairment tests on an annual basis and between annual tests in certain circumstances for each reporting unit. The goodwill recorded in the Consolidated Balance Sheets as of July 31, 2004 and July 26, 2003 was $4.2 billion and $4.0 billion, respectively. In response to changes in industry and market conditions, we could be required to strategically realign our resources and consider restructuring, disposing of, or otherwise exiting businesses, which could result in an impairment of goodwill. Based on impairment tests performed, there was no impairment of goodwill in fiscal 2004, 2003, and 2002.

20 CISCO SYSTEMS, INC.

Income Taxes

We are subject to income taxes in both the U.S. and numerous foreign jurisdictions. Significant judgment is required in evaluating our tax positions and determining our provision for income taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. We establish reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes and interest will be due. These reserves are established when, despite our belief that our tax return positions are fully supportable, we believe that certain positions are likely to be challenged and may not be sustained on review by tax authorities. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate, as well as the related net interest.

Our effective tax rates differ from the statutory rate primarily due to acquisition-related costs, research and experimentation tax credits, state taxes, and the tax impact of foreign operations. The effective tax rate was 28.9%, 28.6%, and 30.1% for fiscal 2004, 2003, and 2002, respectively. Our future effective tax rates could be adversely affected by earnings being lower than anticipated in countries where we have lower statutory rates and higher than anticipated in countries where we have higher statutory rates, by changes in the valuation of our deferred tax assets or liabilities, or by changes in tax laws or interpretations thereof. In addition, we are subject to the continuous examination of our income tax returns by the Internal Revenue Service and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes.

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

FINANCIAL DATA FOR FISCAL 2004, 2003, AND 2002

Net Sales

We manage our business based on four geographic theaters: the Americas; Europe, the Middle East, and Africa (“EMEA”); Asia Pacific; and Japan. Net sales, which include product and service revenue, for each theater are summarized in the following table (in millions, except percentages):

Years Ended	July 31, 2004	July 26, 2003	Variance in Dollars	Variance in Percent	July 26, 2003	July 27, 2002	Variance in Dollars	Variance in Percent
Net sales:
Americas	$12,233	$10,544	$1,689	16.0%	$10,544	$10,654	$(110)	(1.0)%
Percentage of net sales	55.5%	55.8%			55.8%	56.4%
EMEA	6,126	5,202	924	17.8%	5,202	5,126	76	1.5%
Percentage of net sales	27.8%	27.6%			27.6%	27.1%
Asia Pacific	2,230	1,860	370	19.9%	1,860	1,765	95	5.4%
Percentage of net sales	10.1%	9.9%			9.9%	9.3%
Japan	1,456	1,272	184	14.5%	1,272	1,370	(98)	(7.2)%
Percentage of net sales	6.6%	6.7%			6.7%	7.2%

Total	$22,045	$18,878	$3,167	16.8%	$18,878	$18,915	$(37)	(0.2)%

2004 ANNUAL REPORT 21

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following table is a breakdown of net sales between product and service revenue (in millions, except percentages):

Years Ended	July 31, 2004	July 26, 2003	Variance in Dollars	Variance in Percent	July 26, 2003	July 27, 2002	Variance in Dollars	Variance in Percent
Net sales:
Product	$18,550	$15,565	$2,985	19.2%	$15,565	$15,669	$(104)	(0.7)%
Percentage of net sales	84.1%	82.5%			82.5%	82.8%
Service	3,495	3,313	182	5.5%	3,313	3,246	67	2.1%
Percentage of net sales	15.9%	17.5%			17.5%	17.2%

Total	$22,045	$18,878	$3,167	16.8%	$18,878	$18,915	$(37)	(0.2)%

Net Product Sales by Theater

The following table is a breakdown of net product sales by theater (in millions, except percentages):

Years Ended	July 31, 2004	July 26, 2003	Variance in Dollars	Variance in Percent	July 26, 2003	July 27, 2002	Variance in Dollars	Variance in Percent
Net product sales:
Americas	$9,662	$8,109	$1,553	19.2%	$8,109	$8,277	$(168)	(2.0)%
Percentage of net product sales	52.1%	52.1%			52.1%	52.7%
EMEA	5,504	4,609	895	19.4%	4,609	4,537	72	1.6%
Percentage of net product sales	29.7%	29.6%			29.6%	29.0%
Asia Pacific	2,039	1,687	352	20.9%	1,687	1,593	94	5.9%
Percentage of net product sales	11.0%	10.8%			10.8%	10.2%
Japan	1,345	1,160	185	15.9%	1,160	1,262	(102)	(8.1)%
Percentage of net product sales	7.2%	7.5%			7.5%	8.1%

Total	$18,550	$15,565	$2,985	19.2%	$15,565	$15,669	$(104)	(0.7)%

Net Product Sales by Groups of Similar Products

The following table presents net sales for groups of similar products (in millions, except percentages):

Years Ended	July 31, 2004	July 26, 2003	Variance in Dollars	Variance in Percent	July 26, 2003	July 27, 2002	Variance in Dollars	Variance in Percent
Net product sales:
Routers	$5,406	$4,859	$547	11.3%	$4,859	$5,487	$(628)	(11.4)%
Percentage of net product sales	29.1%	31.2%			31.2%	35.0%
Switches	8,881	7,721	1,160	15.0%	7,721	7,651	70	0.9%
Percentage of net product sales	47.9%	49.6%			49.6%	48.8%
Advanced Technologies	3,435	2,004	1,431	71.4%	2,004	1,556	448	28.8%
Percentage of net product sales	18.5%	12.9%			12.9%	10.0%
Other	828	981	(153)	(15.6)%	981	975	6	0.6%
Percentage of net product sales	4.5%	6.3%			6.3%	6.2%

Total	$18,550	$15,565	$2,985	19.2%	$15,565	$15,669	$(104)	(0.7)%

22 CISCO SYSTEMS, INC.

Gross Margin

The following table shows the gross margin for each theater (in millions, except percentages):

	AMOUNT			PERCENTAGE
Years Ended	July 31, 2004	July 26, 2003	July 27, 2002	July 31, 2004	July 26, 2003	July 27, 2002
Gross margin:
Americas	$8,274	$7,340	$6,733	67.6%	69.6%	63.2%
EMEA	4,244	3,659	3,269	69.3%	70.3%	63.8%
Asia Pacific	1,532	1,313	1,121	68.7%	70.6%	63.5%
Japan	1,076	921	890	73.9%	72.4%	65.0%

Total	$15,126	$13,233	$12,013	68.6%	70.1%	63.5%

The following table shows the gross margin for products and services (in millions, except percentages):

	AMOUNT			PERCENTAGE
Years Ended	July 31, 2004	July 26, 2003	July 27, 2002	July 31, 2004	July 26, 2003	July 27, 2002
Gross margin:
Product	$12,784	$10,971	$9,755	68.9%	70.5%	62.3%
Service	2,342	2,262	2,258	67.0%	68.3%	69.6%

Total	$15,126	$13,233	$12,013	68.6%	70.1%	63.5%

Research and Development, Sales and Marketing, and General and Administrative Expenses

Research and development (“R&D”), sales and marketing, and general and administrative (“G&A”) expenses are summarized in the following table (in millions, except percentages):

Years Ended	July 31, 2004	July 26, 2003	Variance in Dollars	Variance in Percent	July 26, 2003	July 27, 2002	Variance in Dollars	Variance in Percent
Research and development	$3,192	$3,135	$57	1.8%	$3,135	$3,448	$(313)	(9.1)%
Percentage of net sales	14.5%	16.6%			16.6%	18.2%
Sales and marketing	4,530	4,116	414	10.1%	4,116	4,264	(148)	(3.5)%
Percentage of net sales	20.6%	21.8%			21.8%	22.5%
General and administrative	867	702	165	23.5%	702	618	84	13.6%
Percentage of net sates	3.9%	3.7%			3.7%	3.3%

Total	$8,589	$7,953	$636	8.0%	$7,953	$8,330	$(377)	(4.5)%
Percentage of net sales	39.0%	42.1%			42.1%	44.0%

Interest and Other Income (Loss), Net

Interest and other income (loss), net were as follows (in millions):

Years Ended	July 31, 2004	July 26, 2003	Variance in Dollars	July 26, 2003	July 27, 2002	Variance in Dollars
Interest income	$512	$660	$(148)	$660	$895	$(235)
Other income (loss), net	188	(529)	717	(529)	(1,104)	575

Total	$700	$131	$569	$131	$(209)	$340

2004 ANNUAL REPORT 23

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

DISCUSSION OF FISCAL 2004 AND 2003

The following discussion of fiscal 2004 compared with fiscal 2003 should be read in conjunction with the section of this report entitled “Financial Data for Fiscal 2004, 2003, and 2002.”

Net Sales

The increase in net product sales was due to the impact of a gradual recovery in the global economic environment coupled with increased information technology-related capital spending in our enterprise, service provider, commercial, and consumer markets. The increase in net product sales occurred across all geographic theaters with the Americas and EMEA theaters, contributing approximately 82.0% of the total increase. The majority of the increase in net product sales was related to higher sales of Advanced Technology products, which contributed approximately 47.9% of the total increase, and higher sales of switches, which contributed approximately 38.9% of the total increase. The increase in service revenue was primarily due to increased technical support service contract initiations and renewals associated with product sales.

Fiscal 2004 had 53 weeks, compared with 52 weeks in fiscal 2003, and we believe that this extra week may have had a positive impact on our sales in fiscal 2004. However, we are not able to quantify the effect of the slightly longer year on our revenue.

Net Product Sales by Theater

Net product sales in the Americas theater consist of net product sales in the United States and Americas International, which includes Canada, Mexico, and Latin America. Net product sales in the Americas theater increased due to sales of home networking products increasing by approximately $513 million as a result of our acquisition of the Linksys business in the fourth quarter of fiscal 2003. The remainder of the increase in net product sales in the Americas theater was primarily due to an increase in net product sales to enterprise customers and the United States federal government. The increase in net product sales to enterprise customers was due to the impact of a gradual recovery in the economic environment coupled with increased information technology-related capital spending. Net product sales to the United States federal government increased by approximately 20% due to higher program capital spending in the defense sector.

Net product sales in the EMEA theater increased primarily as a result of continued product deployment by service providers and growth in enterprise markets, especially in the public sector. The increase in net product sales in the EMEA theater occurred primarily in the United Kingdom, Germany, the Netherlands, and Russia.

In Asia Pacific, net product sales increased primarily as a result of infrastructure builds, broadband acceleration, and investments by Asian telecom carriers. The growth was primarily in the service provider and enterprise markets in China, Korea, and India. Net product sales in the Japan theater increased primarily as a result of growth in the service provider market.

Net Product Sales by Groups of Similar Products

Routers The increase in net product sales related to routers was attributable to sales of high-end routers, which increased by $556 million primarily as a result of higher spending by service providers, partially offset by a decline in sales of midrange routers and low-end routers, which decreased by $47 million. The decrease in midrange and low-end routers was primarily due to the increased size of the default memory in our basic configurations, which resulted in fewer customers needing to purchase lower-end routers to augment their memory.

Switches The increase in net product sales related to switches was primarily due to sales of LAN modular switches, which increased by $632 million, and LAN fixed switches, which increased by $618 million, partially offset by sales of WAN switches, which decreased by $90 million. The increase in sales of LAN switches was a result of new technologies being implemented by our customers, which resulted in higher sales of our modular switches, Cisco Catalyst 6500 and Catalyst 4500 platforms and fixed configuration switches, including the Cisco Catalyst 3750 platform, introduced in the fourth quarter of fiscal 2003, and the Cisco Catalyst 3550 platform. The decline in sales of WAN switches was due to the continued technology migration away from Asynchronous Transfer Mode (ATM) to Internet Protocol (IP).

24 CISCO SYSTEMS, INC.

Advanced Technologies The increase in net product sales related to Advanced Technologies was primarily due to sales of products in all six of our Advanced Technology markets. Sales of our home networking products, which increased $605 million, were related to our acquisition of the Linksys business in the fourth quarter of fiscal 2003. An increase of $252 million in sales of security products was primarily due to module and line card sales related to our routers and switches as customers continued to emphasize network security in light of continuing, well-publicized worms, viruses, and other attacks. Sales of IP telephony products increased $219 million primarily due to sales of IP phones and associated software related to the transition from analog to IP-based infrastructure. Our wireless technology product sales increased $157 million due to sales of our access points as we gained new customers and continued deployments with existing customers. Sales of storage area networking products, which increased $113 million, were related to our acquisition of Andiamo Systems, Inc. (“Andiamo”) in the third quarter of fiscal 2004. See Note 3 to the Consolidated Financial Statements. The increase of $85 million in sales of optical products was due to an increase in the sales of the Cisco ONS 15454 platform.

Factors That May Impact Net Product Sales Net product sales may be adversely affected in the future by changes in the geopolitical environment and global economic conditions; sales cycles and implementation cycles of our products; changes in the mix of our customers between service provider and enterprise markets; changes in the mix of direct sales and indirect sales; variations in sales channels; and final acceptance criteria of the product, system, or solution as specified by the customer. Service provider customers typically have longer implementation cycles, require a broader range of services, including design services, and often have acceptance provisions, which can lead to a delay in revenue recognition. To improve customer satisfaction, we continue to focus on managing our manufacturing lead time performance, which may result in corresponding reductions in order backlog. A decline in backlog levels could result in more variability and less predictability in our quarter-to-quarter net sales and operating results. Net product sales may also be adversely affected by fluctuations in demand for our products, especially with respect to Internet businesses and telecommunications service providers, price and product competition in the communications and networking industries, introduction and market acceptance of new technologies and products, adoption of new networking standards, and financial difficulties experienced by our customers. We may, from time to time, experience manufacturing issues that create a delay in our suppliers’ ability to provide specific components, resulting in delayed shipments. To the extent that manufacturing issues and any related component shortages result in delayed shipments in the future, and particularly in periods when we and our suppliers are operating at higher levels of capacity, it is possible that revenue for a quarter could be adversely affected if such matters are not remediated within the same quarter.

Our distributors and retail partners participate in various cooperative marketing and other programs. In addition, increasing sales to our distributors and retail partners generally results in greater difficulty in forecasting the mix of our products and, to a certain degree, the timing of orders from our customers. We recognize revenue to our distributors and retail partners based on a sell-through method using information provided by them, and we maintain estimated accruals and allowances for all cooperative marketing and other programs.

Net Service Revenue

The increase in net service revenue was primarily due to increased technical support service contract initiations and renewals associated with higher product sales that have resulted in a larger installed base of equipment being serviced and revenue from advanced services, which relates to consulting support services of our technologies for specific networking needs. Net service revenue is generally deferred and, in most cases, recognized ratably over the service period, which is typically one to three years.

Product Gross Margin

Product gross margin decreased by 1.6% due to the following factors. Changes in the mix of products sold decreased product gross margin by approximately 3% due to increased sales of home networking products related to our acquisition of the Linksys business and new product introductions within our switching business. Product pricing reductions and sales discounts decreased product gross margin by approximately 1%, and higher provision for inventory decreased product gross margin by 0.6%. However, lower manufacturing costs related to lower component costs and value engineering and other manufacturing related costs increased product gross margin by approximately 1.5%. Value engineering is the process by which the production costs are reduced through component redesign, board configuration, test processes, and transformation processes. Higher shipment volume also increased product gross margin by approximately 1.5%.

Product gross margin may be adversely affected in the future by changes in the mix of products sold, including further periods of increased growth of some of our lower-margin products, changes in distribution channels, price competition, sales discounts, increases in material or labor costs, excess inventory and obsolescence charges, changes in shipment volume, loss of cost savings due to changes in component pricing, impact of value engineering, inventory holding charges, introduction of new products or entering new markets, and different pricing and cost structures of new markets. If warranty costs associated with our products are greater than we have experienced, product gross margin may also be adversely affected. Product gross margin may also be affected by geographic mix, as well as the mix of configurations within each product group.

2004 ANNUAL REPORT 25

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Service Gross Margin

Service gross margin decreased by 1.3% but increased $80 million in absolute dollars. Service gross margin will typically experience some variability over time due to various factors such as the change in mix between technical support services and advanced services, as well as the timing of technical support service contract initiations and renewals. Our revenue from advanced services may increase to a higher proportion of total service revenue due to our continued focus on providing comprehensive support to our customers’ networking devices, applications, and infrastructures.

Research and Development, Sales and Marketing, and General and Administrative Expenses

R&D expenses increased primarily due to higher discretionary spending of $87 million, primarily related to higher prototype expenses and due to an additional week of headcount-related expense of $28 million. The increase in R&D expenses was partially offset by lower depreciation expense of $61 million. The increase in R&D expenses reflect our continued investment in R&D efforts in routers, switches, Advanced Technologies, and other product technologies. We have also continued to purchase or license technology in order to bring a broad range of products to market in a timely fashion. If we believe that we are unable to enter a particular market in a timely manner with internally developed products, we may license technology from other businesses or acquire businesses as an alternative to internal R&D. All of our R&D costs have been expensed as incurred. In May 2004, we announced plans to hire additional engineers, and we expect to incur additional R&D expenses in connection with such new hires.

Sales and marketing expenses increased primarily due to increases in sales expenses of $270 million and marketing expenses of $144 million. The increase in sales expenses was primarily due to the effect of foreign currency fluctuations, net of hedging, of approximately $120 million, and an increase in sales commissions of approximately $110 million partially offset by a decrease in sales program expenses of $86 million. The remaining increase was primarily due to higher discretionary spending. The increase in marketing expenses was primarily related to an increase of $66 million in our integrated marketing campaign. The increase in marketing expenses was also attributable to additional expenses of $33 million related to our acquisition of the Linksys business in the fourth quarter of fiscal 2003. In May 2004, we announced plans to increase the size of our sales force, and we expect to incur additional sales expenses in connection with such new hires.

G&A expenses increased primarily due to higher amortization of deferred stock-based compensation of $52 million attributable to our acquisitions, expenses related to investments in internal information technology systems and related program spending of $42 million, and the effect of foreign currency fluctuations, net of hedging, of approximately $30 million.

Amortization of Purchased Intangible Assets

Amortization of purchased intangible assets included in operating expenses was $242 million in fiscal 2004, compared with $394 million in fiscal 2003. The decrease in the amortization of purchased intangible assets was due to the amortization of certain technology and patent intangibles in the prior year period that were fully amortized as of the end of fiscal 2003. For additional information regarding purchased intangible assets, see Note 3 to the Consolidated Financial Statements.

In-Process Research and Development

Our methodology for allocating the purchase price relating to purchase acquisitions to in-process R&D is determined through established valuation techniques in the high-technology communications equipment industry. In-process R&D expense in fiscal 2004 was $3 million, compared with $4 million in fiscal 2003. See Note 3 to the Consolidated Financial Statements for additional information regarding the acquisitions completed in fiscal 2004 and fiscal 2003 and the in-process R&D recorded for each acquisition. In-process R&D was expensed upon acquisition because technological feasibility had not been established and no future alternative uses existed.

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

26 CISCO SYSTEMS, INC.

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

The following table summarizes the key assumptions underlying the valuation for our purchase acquisitions completed in fiscal 2004 and fiscal 2003, for which in-process R&D was recorded (in millions, except percentages):

Acquisition	In-Process R&D Expense	Estimated Cost to Complete Technology at Time of Acquisition	Risk-Adjusted Discount Rate for In-Process R&D
FISCAL 2004
Latitude Communications, Inc.	$1	$1	16.5%
Riverhead Networks, Inc.	$2	$—	23.0%

FISCAL 2003
Okena, Inc.	$3	$1	22.0%
SignalWorks, Inc.	$1	$1	24.0%

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

Interest Income

The decrease in interest income was primarily due to lower average interest rates on our portfolio of fixed income securities.

Other Income (Loss), Net

The components of other income (loss), net, are as follows (in millions):

Years Ended	July 31, 2004	July 26, 2003
Net gains on investments in fixed income and publicly traded equity securities	$206	$161
Impairment charges on publicly traded equity securities	—	(412)
Net gains on investments in privately held companies	61	12
Impairment charges on investments in privately held companies	(112)	(281)

Net gains (losses) and impairment charges on investments	155	(520)
Other	33	(9)

Total	$188	$(529)

2004 ANNUAL REPORT 27

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The impairment charges on publicly traded equity securities of $412 million, pretax, during fiscal 2003 were due to the declines in the fair values of certain publicly traded equity securities below their cost basis that were judged to be other-than-temporary. For additional information regarding our net gains (losses) and impairment charges on investments, see the section of this report entitled “Quantitative and Qualitative Disclosures About Market Risk.”

Provision for Income Taxes

The effective tax rate was 28.9% for fiscal 2004 and 28.6% for fiscal 2003. The effective tax rate differs from the statutory rate primarily due to acquisition-related costs, research and experimentation tax credits, state taxes, and the tax impact of foreign operations.

Our future effective tax rates could be adversely affected by earnings being lower than anticipated in countries where we have lower statutory rates and higher than anticipated in countries where we have higher statutory rates, by changes in the valuation of our deferred tax assets or liabilities, or by changes in tax laws or interpretations thereof. In addition, we are subject to the continuous examination of our income tax returns by the Internal Revenue Service and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes.

Cumulative Effect of Accounting Change, Net of Tax

In April 2001, we entered into a commitment to provide convertible debt funding of approximately $84 million to Andiamo, a privately held storage switch developer. This debt was convertible into approximately 44% of the equity of Andiamo. In connection with this investment, we obtained a call option that provided us the right to purchase Andiamo. The purchase price under the call option was based on a valuation of Andiamo using a negotiated formula. On August 19, 2002, we entered into a definitive agreement to acquire Andiamo, which represented the exercise of our rights under the call option. We also entered into a commitment to provide nonconvertible debt funding to Andiamo of approximately $100 million through the close of the acquisition. Substantially all of the convertible debt funding of $84 million and nonconvertible debt funding of $100 million had been expensed as research and development costs.

We adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 46(R), “Consolidation of Variable Interest Entities” (“FIN 46(R)”), effective January 24, 2004. We evaluated our debt investment in Andiamo and determined that Andiamo was a variable interest entity under FIN 46(R). We concluded that we were the primary beneficiary as defined by FIN 46(R) and, therefore, accounted for Andiamo as if we had consolidated Andiamo since our initial investment in April 2001. The consolidation of Andiamo from the date of our initial investment required accounting for the call option as a repurchase right. Under FASB Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation,” and related interpretations, variable accounting was required for substantially all Andiamo employee stock and options because the ending purchase price was primarily derived from a revenue-based formula.

Effective January 24, 2004, the last day of the second quarter of fiscal 2004, we recorded a noncash cumulative stock compensation charge of $567 million, net of tax (representing the amount of variable compensation from April 2001 through January 2004). This charge was reported as a separate line item in the Consolidated Statements of Operations as a cumulative effect of accounting change, net of tax. The charge was based on the value of the Andiamo employee stock and options and their vesting from the adoption of FIN 46(R) pursuant to the formula-based valuation.

On February 19, 2004, we completed the acquisition of Andiamo, exchanging approximately 23 million shares of our common stock for Andiamo shares not owned by us and assuming approximately 6 million stock options, for a total estimated value of $750 million, primarily derived from the revenue-based formula, which after stock price related adjustments resulted in a total amount recorded of $722 million as summarized in the table below.

Subsequent to the adoption of FIN 46(R), changes to the value of Andiamo and the continued vesting of the employee stock and options resulted in an adjustment to the noncash stock compensation charge. We recorded a noncash variable stock compensation adjustment of $58 million in the third quarter of fiscal 2004 to the cumulative stock compensation charge recorded in the second quarter of fiscal 2004 to account for the additional vesting of the Andiamo employee stock and options and changes in the formula-based valuation from January 24, 2004 until February 19, 2004. This noncash adjustment was reported as research and development expense of $52 million and sales and marketing expense of $6 million in the Consolidated Statements of Operations, as amortization of deferred stock-based compensation in the Consolidated Statements of Cash Flows, and as an increase to additional paid-in capital in the Consolidated Statements of Shareholders’ Equity. In addition, upon completion of the acquisition, deferred stock-based compensation of $90 million was recorded to reflect the unvested portion of the formula-based valuation of the Andiamo employee stock and options. See Note 3 to the Consolidated Financial Statements. The amount of deferred stock-based compensation was fixed at the date of acquisition and will be amortized over the remaining vesting period of the Andiamo employee stock and options of approximately two years.

28 CISCO SYSTEMS, INC.

A summary of the accounting of the consolidation under FIN 46(R) and the subsequent purchase of Andiamo, after stock price related adjustments, is as follows (in millions):

Amount
Cumulative effect of accounting change, net of tax benefit of $5	$567
Variable stock-based compensation	58
Deferred stock-based compensation	90
Net assets	7

Total	$722

DISCUSSION OF FISCAL 2003 AND 2002

The following discussion of fiscal 2003 compared with fiscal 2002 should be read in conjunction with the section of this report entitled “Financial Data for Fiscal 2004, 2003, and 2002.”

Net Sales

The decrease in net product sales was due to the impact of a combination of a challenging global economic environment, geopolitical issues, and constraints on information technology-related capital spending, particularly with respect to our service provider customers. The increase in service revenue was primarily due to increased technical support service contract initiations and renewals associated with product sales.

Net Product Sales by Theater

Net product sales in the United States were $7.4 billion in fiscal 2003, compared with $7.4 billion in fiscal 2002, a decrease of $69 million or 0.9%. Net product sales in Americas International in fiscal 2003 were $759 million, compared with $858 million in fiscal 2002, a decrease of $99 million or 11.5%. The decrease in net product sales reflected the slowdown in the United States and other economies, overcapacity, and constraints on information technology-related capital spending, which have continued to affect both enterprise and service provider customers, especially service provider customers. This decrease was partially offset by growth in our net product sales to the United States federal government, which increased by approximately 20%.

Net product sales in the EMEA theater increased as incumbent service providers began deploying products and some enterprise markets experienced modest growth. In Asia Pacific, net product sales increased due to infrastructure builds, broadband acceleration, and investments by Asian telecom carriers. Net product sales in the Japan theater decreased due to ongoing economic challenges in the theater.

Net Product Sales by Groups of Similar Products

Net product sales related to routers decreased due to decreases in sales of midrange and low-end routers. Net product sales related to switches increased due to increases in sales of fixed LAN and WAN switches partially offset by a decrease in sales of modular LAN switches. Net product sales related to Advanced Technology products increased primarily due to sales of security products, which increased $160 million; sales of IP telephony products, which increased $148 million; and sales of wireless LAN products, which increased $95 million.

Net Service Revenue

Net service revenue increased due to increased technical support service contract initiations and renewals associated with product sales that have resulted in a higher installed base of equipment being serviced and revenue from advanced services, which relates to consulting support services of our technologies for specific networking needs.

Product Gross Margin

The increase in product gross margin of 8.2% was primarily due to lower manufacturing costs related to lower component costs and value engineering partially offset by the impact of product pricing reductions and changes in the mix of products sold, which increased product gross margin by 3.5%, and the reduction of production overhead and other manufacturing costs, which increased product gross margin by 4.7%. The decrease in production overhead related to lower labor costs, depreciation on equipment, and facilities charges associated with manufacturing activities. The decrease in manufacturing and other related costs was due to lower warranty, provision for inventory, and other nonstandard costs. The provision for inventory in fiscal 2002 included an excess inventory benefit of $422 million related to inventory previously written off that was utilized in production and sold.

2004 ANNUAL REPORT 29

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Service Gross Margin

Service gross margin decreased by 1.3% but increased $4 million in absolute dollars. Service gross margin will typically experience some variability over time due to various factors such as the change in mix between technical support services and advanced services, as well as the timing of technical support service contract initiations and renewals.

Research and Development, Sales and Marketing, and General and Administrative Expenses

R&D expenses decreased primarily due to a decrease in expenditures on prototypes of approximately $120 million due, in part, to our ongoing cost control measures. The decrease in R&D expenses was also due to lower depreciation on lab equipment and other reduced discretionary spending. Sales and marketing expenses decreased due to a decrease in sales expenses of $176 million partially offset by an increase in marketing expenses of $28 million. The decrease in sales expenses was due to lower expenses related to our sales programs and other reduced discretionary spending. In addition, we experienced a decrease in the size of our sales force during fiscal 2003. Our marketing expenses increased as we have continued to invest in both our new growth market opportunities and our branding strategy. During fiscal 2003, we invested approximately $98 million in a new marketing campaign. G&A expenses increased primarily due to real estate allocations.

In the third quarter of fiscal 2001, we announced a restructuring program to prioritize our initiatives around a focus on profit contribution, high-growth areas of our business, reduction of expenses, and improved efficiency. This restructuring program included a worldwide workforce reduction, consolidation of excess facilities, and restructuring of certain business functions. For additional information regarding the restructuring program, see Note 4 to the Consolidated Financial Statements. During fiscal 2003, we increased the restructuring liabilities related to the consolidation of excess facilities and other charges by $45 million, which was recorded during the first quarter and fourth quarter of fiscal 2003, due to changes in real estate market conditions. The increase in restructuring liabilities was recorded as expenses related to R&D ($18 million), sales and marketing ($18 million), G&A ($4 million), and cost of sales ($5 million). During fiscal 2002, we increased the restructuring liabilities related to the consolidation of excess facilities and other charges by $93 million, which was recorded in the third quarter of fiscal 2002, due to changes in real estate market conditions. The increase in restructuring liabilities was recorded as expenses related to R&D ($39 million), sales and marketing ($42 million), G&A ($8 million), and cost of sales ($4 million). There can be no assurance that future changes in real estate market conditions will not result in additional real estate liabilities.

Amortization of Purchased Intangible Assets

Amortization of purchased intangible assets included in operating expenses was $394 million in fiscal 2003, compared with $699 million in fiscal 2002. The decrease in the amortization of purchased intangible assets was primarily due to the accelerated amortization for certain technology and patent intangibles in the fiscal 2002 period and a decrease in the write-down of certain technology and patent intangibles. The write-down of certain technology and patent intangibles in fiscal 2003 was $49 million, compared with $159 million in fiscal 2002. The write-downs of certain technology and patent intangibles were related to a decrease in the expected future cash flows for these purchased intangible assets. For additional information regarding purchased intangible assets, see Note 3 to the Consolidated Financial Statements.

In-Process Research and Development

In-process R&D expense in fiscal 2003 was $4 million, compared with $65 million in fiscal 2002. See Note 3 to the Consolidated Financial Statements for additional information regarding the acquisitions completed in fiscal 2003 and 2002 and the in-process R&D recorded for each acquisition. The amounts expensed to in-process R&D were expensed upon acquisition because technological feasibility had not been established and no future alternative uses existed.

30 CISCO SYSTEMS, INC.

The following table summarizes the key assumptions underlying the valuation for our purchase acquisitions completed in fiscal 2003 and 2002, for which in-process R&D was recorded (in millions, except percentages):

Acquisition	In-Process R&D Expense	Estimated Cost to Complete Technology at Time of Acquisition	Risk-Adjusted Discount Rate for In-Process R&D
FISCAL 2003
Okena, Inc.	$3	$1	22.0%
SignalWorks, Inc.	$1	$1	24.0%

FISCAL 2002
Allegro Systems, Inc.	$28	$5	52.5%
AuroraNetics, Inc.	$9	$2	35.0%
Hammerhead Networks, Inc.	$27	$2	23.0%
Navarro Networks, Inc.	$1	$1	23.0%

Interest Income

The decrease in interest income was primarily due to lower average interest rates on our portfolio of fixed income securities.

Other Income (Loss), Net

The components of other income (loss), net, are as follows (in millions):

Years Ended	July 26, 2003	July 27, 2002
Net gains on investments in fixed income and publicly traded equity securities	$161	$151
Impairment charges on publicly traded equity securities	(412)	(858)
Net gains on investments in privately held companies	12	—
Impairment charges on investments in privately held companies	(281)	(420)

Net gains (losses) and impairment charges on investments	(520)	(1,127)
Other	(9)	23

Total	$(529)	$(1,104)

The net losses relating to investments in securities in fiscal 2003 and 2002 included charges of $412 million and $858 million, respectively, related to the impairment of certain publicly traded equity securities. The impairment charges were due to declines in the fair values of certain publicly traded equity investments below their cost basis that were judged to be other-than-temporary.

Provision for Income Taxes

The effective tax rate was 28.6% for fiscal 2003 and 30.1% for fiscal 2002. The effective tax rate differs from the statutory rate primarily due to the impact of nondeductible in-process R&D, acquisition-related costs, research and experimentation tax credits, state taxes, and the tax impact of foreign operations.

2004 ANNUAL REPORT 31

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

The following sections discuss the effects of changes in our balance sheet and cash flows, contractual obligations, other commitments, and the stock repurchase program on our liquidity and capital resources.

Balance Sheet and Cash Flows

Cash and Cash Equivalents and Total Investments The following table summarizes our cash and cash equivalents and total investments (in millions):

	July 31, 2004	July 26, 2003	Increase (Decrease)
Cash and cash equivalents	$3,722	$3,925	$(203)
Fixed income securities	14,411	15,982	(1,571)
Publicly traded equity securities	1,134	745	389

Total	$19,267	$20,652	$(1,385)

The decrease in cash and cash equivalents and total investments was primarily a result of cash used for the repurchase of common stock of $9.1 billion and capital expenditures of $613 million, partially offset by cash provided by operating activities of $7.1 billion and cash provided by the issuance of common stock of $1.3 billion related to employee stock option exercises and employee stock purchases.

We expect that cash provided by operating activities may fluctuate in future periods as a result of a number of factors, including fluctuations in our operating results, shipment linearity, accounts receivable collections, inventory management, and the timing of tax and other payments. Shipment linearity is a measure of the level of shipments throughout a particular quarter. For additional discussion, see the section entitled “Risk Factors” in our Annual Report on Form 10-K.

Accounts Receivable, Net The following table summarizes our accounts receivable, net (in millions):

	July 31, 2004	July 26, 2003	Increase (Decrease)
Accounts receivable, net	$1,825	$1,351	$474

Days sales outstanding (“DSO”) in receivables as of July 31, 2004 and July 26, 2003 were 28 days and 26 days, respectively. Our accounts receivable and DSO are primarily impacted by shipment linearity and collections performance. A steady level of shipments and good collections performance will result in reduced DSO compared with a higher level of shipments toward the end of a quarter, which will result in a shorter amount of time to collect the related accounts receivable and increased DSO.

Inventories The following table summarizes our inventories (in millions):

	July 31, 2004	July 26, 2003	Increase (Decrease)
Raw materials	$58	$38	$20
Work in process	459	291	168
Finished goods:
Distributor inventory and deferred cost of sales	316	283	33
Manufacturing finished goods	206	160	46
Service-related spares	134	72	62

Total finished goods	656	515	141
Demonstration systems	34	29	5

Total	$1,207	$873	$334

32 CISCO SYSTEMS, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The overall increase in inventory was due to the impact of managing targeted lead times, changes in anticipated customer demands and other customer-specific requirements, and the increase in our total revenue. Work-in-process increased due to increased inventory levels of subassemblies needed to manage targeted lead times on certain high-demand products. Our finished goods increased primarily due to higher service-related spares and higher inventories related to our home networking products in order to meet anticipated customer demands, and other customer-specific requirements. Distributor inventory and deferred cost of sales are related to unrecognized revenue on shipments to distributors and retail partners and shipments to enterprise and service provider customers. Manufacturing finished goods consist primarily of build-to-order and build-to-stock products, including home networking products. Service-related spares consist of reusable equipment related to our technical support and warranty activities. All inventories are accounted for at the lower of cost or market.

Annualized inventory turns were 6.4 in the fourth quarter of fiscal 2004, compared with 6.8 in the fourth quarter of fiscal 2003. We may continue to see these higher levels of inventories in the short term due to the expansion of our product lines and continued need for higher inventory levels of subassemblies of certain high-demand products in order to manage customer lead times. Inventory management remains an area of focus as we balance the need to maintain strategic inventory levels to ensure competitive lead times against the risk of inventory obsolescence because of rapidly changing technology and customer requirements.

Deferred Revenue The breakdown of deferred revenue at July 31, 2004 and July 26, 2003 was as follows (in millions):

Deferred revenue:	July 31, 2004	July 26, 2003	Increase (Decrease)
Service	$3,047	$2,451	$596
Product	1,455	1,357	98

Total	$4,502	$3,808	$694

Reported as:
Current	$3,527	$3,034	$493
Noncurrent	975	774	201

Total	$4,502	$3,808	$694

The increase in deferred service revenue reflects a higher volume of technical support contract initiations and renewals, including higher volume of multiyear contracts, in excess of the amortization of deferred service revenue during the fiscal year.

Contractual Obligations

Our cash flows from operations are dependent on a number of factors, including fluctuations in our operating results, shipment linearity, accounts receivable collections, inventory management, and the timing of tax and other payments. As a result, the impact of contractual obligations on our liquidity and capital resources in future periods should be analyzed in conjunction with such factors. In addition, we plan for and measure our liquidity and capital resources through an annual budgeting process.

The following table summarizes our contractual obligations at July 31, 2004 and excludes amounts recorded in our Consolidated Balance Sheets (in millions):

	PAYMENTS DUE BY PERIOD
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Operating leases	$1,356	$231	$306	$187	$632
Purchase commitments with contract manufacturers and suppliers	951	951	—	—	—
Purchase obligations	1,121	631	343	147	—

Total	$3,428	$1,813	$649	$334	$632

Operating Leases We lease office space in several U.S. locations, as well as locations elsewhere in the Americas, EMEA, Asia Pacific, and Japan. Operating lease amounts include future minimum lease payments under all our noncancelable operating leases with an initial term in excess of one year as of July 31, 2004.

2004 ANNUAL REPORT 33

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Purchase Commitments with Contract Manufacturers and Suppliers We purchase components from a variety of suppliers and use several contract manufacturers to provide manufacturing services for our products. During the normal course of business, in order to manage manufacturing lead times and to help assure adequate component supply, we enter into agreements with contract manufacturers and suppliers that either allow them to procure inventory based upon criteria as defined by us or that establish the parameters defining our requirements. In certain instances, these agreements allow us the option to cancel, reschedule, and adjust our requirements based on our business needs prior to firm orders being placed. Consequently, only a portion of our reported purchase commitments arising from these agreements are firm, noncancelable, and unconditional commitments. The purchase commitments for inventory are expected to be fulfilled within one year.

In addition to the above, we record a liability for firm, noncancelable, and unconditional purchase commitments for quantities in excess of our future demand forecasts consistent with our allowance for inventory. As of July 31, 2004, the liability for our firm, noncancelable, and unconditional purchase commitments was $141 million, compared with $99 million as of July 26, 2003. These amounts are included in other accrued liabilities in our Consolidated Balance Sheets at July 31, 2004 and July 26, 2003, and are not included in the preceding table.

Purchase Obligations Purchase obligations represent an estimate of all open purchase orders and contractual obligations in the ordinary course of business, other than commitments with contract manufacturers and suppliers, for which we have not received the goods or services as of July 31, 2004. Although open purchase orders are considered enforceable and legally binding, the terms generally allow us the option to cancel, reschedule, and adjust our requirements based on our business needs prior to the delivery of goods or performance of services.

Other Commitments

In fiscal 2001, we entered into an agreement to invest approximately $1.0 billion in venture funds managed by SOFTBANK Corp. and its affiliates (“SOFTBANK”), which are required to be funded on demand. In fiscal 2003, this agreement was amended to reduce the amount of our commitment to $800 million, of which up to $550 million is to be invested in venture funds under terms similar to the original agreement and $250 million invested as senior debt with entities as directed by SOFTBANK. Our commitment to fund the senior debt is contingent upon the achievement of certain agreed-upon milestones. As of July 31, 2004, we have invested $290 million in the venture funds and $49 million in the senior debt, of which $19 million has been repaid, and both were recorded as investments in privately held companies in our Consolidated Balance Sheets. We had invested $247 million in the venture funds and $49 million in the senior debt as of July 26, 2003.

We provide structured financing to certain qualified customers for the purchase of equipment and other needs through our wholly owned subsidiary, Cisco Systems Capital Corporation. These loan commitments may be funded over a two- to three-year period, provided that these customers achieve specific business milestones and satisfy certain financial covenants. As of July 31, 2004, our outstanding loan commitments were approximately $61 million, of which approximately $22 million was eligible for draw-down. As of July 26, 2003, our outstanding loan commitments were approximately $97 million, of which approximately $38 million was eligible for draw-down.

As of July 31, 2004 and July 26, 2003, we had a commitment of approximately $59 million and $130 million, respectively, to purchase the remaining portion of the minority interest of Cisco Systems, K.K. (Japan), and the payment under this commitment is based on a put option held by the minority shareholders.

We also have certain other funding commitments related to our privately held investments that are based on the achievement of certain agreed-upon milestones. The funding commitments were approximately $67 million as of July 31, 2004, compared with approximately $95 million as of July 26, 2003.

Off-Balance Sheet Arrangements

We consider our investments in unconsolidated variable interest entities to be off-balance sheet arrangements. In the ordinary course of business, we have investments in privately held companies and provide structured financing to certain customers through our wholly owned subsidiary, Cisco Systems Capital Corporation, which may be considered to be variable interest entities. We have evaluated our investments in these privately held companies and structured financings and have determined that there were no significant unconsolidated variable interest entities as of July 31, 2004.

Certain events can require a reassessment of our investments in privately held companies or structured financings to determine if they are variable interest entities and which of the stakeholders will be the primary beneficiaries. As a result of such events, we may be required to make additional disclosures or consolidate these entities. As we may not control these entities, we may not have the ability to influence these events.

34 CISCO SYSTEMS, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Stock Repurchase Program

In September 2001, our Board of Directors authorized a stock repurchase program. As of July 31, 2004, our Board of Directors has authorized the repurchase of up to $25 billion of common stock under this program. During fiscal 2004, we repurchased and retired 408 million shares of our common stock at an average price of $22.30 per share for an aggregate purchase price of $9.1 billion. As of July 31, 2004, we have repurchased and retired 956 million shares of our common stock at an average price of $17.70 per share for an aggregate purchase price of $16.9 billion since inception of the stock repurchase program, and the remaining authorized amount for stock repurchases under this program was $8.1 billion with no termination date.

The purchase price for the shares of our common stock repurchased was reflected as a reduction to shareholders’ equity. In accordance with Accounting Principles Board Opinion No. 6, “Status of Accounting Research Bulletins,” we are required to allocate the purchase price of the repurchased shares as a reduction to retained earnings and common stock and additional paid-in capital. Issuance of common stock and the tax benefit related to employee stock option plans are recorded as an increase to common stock and additional paid-in capital. As a result of future repurchases, we may be required to report an accumulated deficit included in shareholders’ equity in our Consolidated Balance Sheets.

Liquidity and Capital Resource Requirements

Based on past performance and current expectations, we believe our cash and cash equivalents, short-term investments, and cash generated from operations will satisfy our working capital needs, capital expenditures, investment requirements, stock repurchases, contractual obligations, commitments (see Note 8 to the Consolidated Financial Statements), future customer financings, and other liquidity requirements associated with our operations through at least the next 12 months. We believe that the most strategic uses of our cash resources include repurchase of shares, strategic investments to gain access to new technologies, acquisitions, financing activities, and working capital. There are no transactions, arrangements, and other relationships with unconsolidated entities or other persons that are reasonably likely to materially affect liquidity or the availability of our requirements for capital resources.

2004 ANNUAL REPORT 35

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

INVESTMENTS

We maintain an investment portfolio of various holdings, types, and maturities. See Note 7 to the Consolidated Financial Statements. These securities are generally classified as available-for-sale and consequently are recorded in the Consolidated Balance Sheets at fair value with unrealized gains or losses reported as a separate component of accumulated other comprehensive income, net of tax.

Fixed Income Securities

At any time, a sharp rise in interest rates could have a material adverse impact on the fair value of our investment portfolio. Conversely, declines in interest rates could have a material impact on interest earnings for our investment portfolio. We do not currently hedge these interest rate exposures. These instruments are not leveraged as of July 31, 2004, and are held for purposes other than trading. The modeling technique used measures the change in fair value arising from selected potential changes in interest rates. Market changes reflect immediate hypothetical parallel shifts in the yield curve of plus or minus 50 basis points (“BPS”), 100 BPS, and 150 BPS. The following tables present the hypothetical changes in fair value in investment securities held at July 31, 2004 and July 26, 2003 that are sensitive to changes in interest rates (in millions):

	VALUATION OF SECURITIES GIVEN AN INTEREST RATE DECREASE OF X BASIS POINTS			FAIR VALUE AS OF JULY 31, 2004	VALUATION OF SECURITIES GIVEN AN INTEREST RATE INCREASE OF X BASIS POINTS
	(150 BPS)	(100 BPS)	(50 BPS)		50 BPS	100 BPS	150 BPS
U.S. government notes and bonds	$4,517	$4,477	$4,437	$4,397	$4,357	$4,317	$4,277
Corporate and municipal notes and bonds and asset-backed securities	10,214	10,147	10,080	10,014	9,946	9,879	9,812

Total	$14,731	$14,624	$14,517	$14,411	$14,303	$14,196	$14,089

	VALUATION OF SECURITIES GIVEN AN INTEREST RATE DECREASE OF X BASIS POINTS			FAIR VALUE AS OF JULY 26, 2003	VALUATION OF SECURITIES GIVEN AN INTEREST RATE INCREASE OF X BASIS POINTS
	(150 BPS)	(100 BPS)	(50 BPS)		50 BPS	100 BPS	150 BPS
U.S. government notes and bonds	$5,505	$5,450	$5,395	$5,340	$5,285	$5,230	$5,175
Corporate and municipal notes and bonds and asset-backed securities	10,832	10,768	10,704	10,642	10,578	10,514	10,450

Total	$16,337	$16,218	$16,099	$15,982	$15,863	$15,744	$15,625

Publicly Traded Equity Securities

The values of our equity investments in several publicly traded companies are subject to market price volatility. The following tables present the hypothetical changes in fair value of publicly traded equity securities held at July 31, 2004 and July 26, 2003 that are sensitive to changes in market price (in millions):

	VALUATION OF SECURITIES GIVEN AN X% DECREASE IN EACH STOCK’S PRICE			FAIR VALUE AS OF JULY 31, 2004	VALUATION OF SECURITIES GIVEN AN X% INCREASE IN EACH STOCK’S PRICE
	(75%)	(50%)	(25%)		25%	50%	75%
Publicly traded equity securities	$284	$567	$851	$1,134	$1,418	$1,701	$1,985

	VALUATION OF SECURITIES GIVEN AN X% DECREASE IN EACH STOCK’S PRICE			FAIR VALUE AS OF JULY 26, 2003	VALUATION OF SECURITIES GIVEN AN X% INCREASE IN EACH STOCK’S PRICE
	(75%)	(50%)	(25%)		25%	50%	75%
Publicly traded equity securities	$186	$373	$559	$745	$931	$1,118	$1,304

36 CISCO SYSTEMS, INC.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our equity portfolio consists of securities with characteristics that most closely match the Standard & Poor’s 500 Index or Nasdaq Composite Index. These equity securities are held for purposes other than trading. The modeling technique used measures the change in fair values arising from selected hypothetical changes in each stock’s price. Stock price fluctuations of plus or minus 25%, 50%, and 75% were selected based on the probability of their occurrence. During fiscal 2003 and 2002, we recognized charges of $412 million and $858 million, respectively, attributable to the impairment of certain publicly traded equity securities. The impairment charges were related to the declines in the fair values of certain publicly traded equity securities below their cost basis that were judged to be other-than-temporary. There was no impairment charge recorded in fiscal 2004.

INVESTMENTS IN PRIVATELY HELD COMPANIES

We have invested in privately held companies, some of which are in the startup or development stages. These investments are inherently risky, as the markets for the technologies or products these companies are developing are typically in the early stages and may never materialize. We could lose our entire initial investment in these companies. These investments are primarily carried at cost, which as of July 31, 2004 was $354 million, compared with $516 million at July 26, 2003, and are recorded in other assets in the Consolidated Balance Sheets. Our impairment charges on investments in privately held companies were $112 million, $281 million, and $420 million during fiscal 2004, 2003, and 2002, respectively.

Our evaluation of equity investments in private and public companies is based on the fundamentals of the businesses, including, among other factors, the nature of their technologies and potential for financial return to us.

DERIVATIVE INSTRUMENTS

We enter into foreign exchange forward contracts to minimize the short-term impact of foreign currency fluctuations on receivables, investments, and payables, primarily denominated in Australian, Canadian, Japanese, and several European currencies, including the euro and British pound. Our market risks associated with our foreign currency receivables, investments, and payables relate primarily to variances from our forecasted foreign currency transactions and balances.

Approximately 75% of our operating expenses are U.S.-dollar denominated. In order to reduce variability in operating expenses caused by the remaining non-U.S.-dollar-denominated operating expenses, we periodically hedge certain foreign currency forecasted transactions with currency options with maturities up to 18 months. These hedging programs are not designed to provide foreign currency protection over longer time horizons. In designing a specific hedging approach, we consider several factors, including offsetting exposures, significance of exposures, costs associated with entering into a particular hedge instrument, and potential effectiveness of the hedge. The gains and losses on foreign exchange contracts mitigate the variability in operating expenses associated with currency movements. Due primarily to our limited currency exposure to date, the impact of foreign currency fluctuations has not been material to our Consolidated Financial Statements. In fiscal 2004, the effects of foreign currency fluctuations, net of hedging, increased total research and development, sales and marketing, and general and administrative expenses by approximately 2.5%, compared with fiscal 2003 and by approximately 1% in fiscal 2003, compared with fiscal 2002. The impact of foreign currency fluctuations on sales has not been material because our sales are primarily denominated in U.S. dollars.

Foreign exchange forward and option contracts as of July 31, 2004 are summarized as follows (in millions):

	Notional Amount	Fair Value
Forward contracts:
Purchased	$862	$(3)
Sold	$583	$(2)
Option contracts:
Purchased	$389	$6
Sold	$431	$(1)

Our foreign exchange forward contracts related to current assets and liabilities generally range from one to three months in original maturity. Additionally, we have entered into foreign exchange forward contracts related to long-term financings with maturities of up to two years. The foreign exchange forward contracts related to investments generally have maturities of less than one year. Currency option contracts generally have maturities of less than 18 months. We do not enter into foreign exchange forward and option contracts for trading purposes. We do not expect gains or losses on these derivative instruments to have a material impact on our financial results. See Note 8 to the Consolidated Financial Statements.

2004 ANNUAL REPORT 37

CONSOLIDATED STATEMENTS OF OPERATIONS

(in millions, except per-share amounts)

Years Ended	July 31, 2004	July 26, 2003	July 27, 2002
NET SALES:
Product	$18,550	$15,565	$15,669
Service	3,495	3,313	3,246

Total net sales	22,045	18,878	18,915

COST OF SALES:
Product	5,766	4,594	5,914
Service	1,153	1,051	988

Total cost of sales	6,919	5,645	6,902

GROSS MARGIN	15,126	13,233	12,013
OPERATING EXPENSES:
Research and development	3,192	3,135	3,448
Sales and marketing	4,530	4,116	4,264
General and administrative	867	702	618
Amortization of purchased intangible assets	242	394	699
In-process research and development	3	4	65

Total operating expenses	8,834	8,351	9,094

OPERATING INCOME	6,292	4,882	2,919
Interest income	512	660	895
Other income (loss), net	188	(529)	(1,104)

Interest and other income (loss), net	700	131	(209)

INCOME BEFORE PROVISION FOR INCOME TAXES AND CUMULATIVE EFFECT OF ACCOUNTING CHANGE	6,992	5,013	2,710
Provision for income taxes	2,024	1,435	817

INCOME BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE	4,968	3,578	1,893
Cumulative effect of accounting change, net of tax	(567)	—	—

NET INCOME	$4,401	$3,578	$1,893

Income per share before cumulative effect of accounting change–basic	$0.73	$0.50	$0.26

Income per share before cumulative effect of accounting change–diluted	$0.70	$0.50	$0.25

Net income per share–basic	$0.64	$0.50	$0.26

Net income per share–diluted	$0.62	$0.50	$0.25

Shares used in per-share calculation–basic	6,840	7,124	7,301

Shares used in per-share calculation–diluted	7,057	7,223	7,447

See Notes to Consolidated Financial Statements.

38 CISCO SYSTEMS, INC.

CONSOLIDATED BALANCE SHEETS

(in millions, except par value)

	July 31, 2004	July 26, 2003
ASSETS
Current assets:
Cash and cash equivalents	$3,722	$3,925
Short-term investments	4,947	4,560
Accounts receivable, net of allowance for doubtful accounts of $179 at July 31, 2004 and $183 at July 26, 2003	1,825	1,351
Inventories	1,207	873
Deferred tax assets	1,827	1,975
Prepaid expenses and other current assets	815	753

Total current assets	14,343	13,437
Investments	10,598	12,167
Property and equipment, net	3,290	3,643
Goodwill	4,198	4,043
Purchased intangible assets, net	325	556
Other assets	2,840	3,261

TOTAL ASSETS	$35,594	$37,107

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$657	$594
Income taxes payable	963	739
Accrued compensation	1,466	1,470
Deferred revenue	3,527	3,034
Other accrued liabilities	2,090	2,457

Total current liabilities	8,703	8,294
Deferred revenue	975	774

Total liabilities	9,678	9,068

Commitments and contingencies (Note 8)
Minority interest	90	10
Shareholders’ equity:
Preferred stock, no par value: 5 shares authorized; none issued and outstanding	—	—
Common stock and additional paid-in capital, $0.001 par value: 20,000 shares authorized; 6,735 and 6,998 shares issued and outstanding at July 31, 2004 and July 26, 2003, respectively	22,450	21,116
Retained earnings	3,164	6,559
Accumulated other comprehensive income	212	354

Total shareholders’ equity	25,826	28,029

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$35,594	$37,107

See Notes to Consolidated Financial Statements.

2004 ANNUAL REPORT 39

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)

Years Ended	July 31, 2004	July 26, 2003	July 27, 2002
Cash flows from operating activities:
Net income	$4,401	$3,578	$1,893
Adjustments to reconcile net income to net cash provided by operating activities:
Cumulative effect of accounting change, net of tax	567	—	—
Depreciation and amortization	1,443	1,591	1,957
Provision for doubtful accounts	19	(59)	91
Provision for inventory	205	70	131
Deferred income taxes	552	(14)	(573)
Tax benefits from employee stock option plans	537	132	61
In-process research and development	3	4	53
Net (gains) losses and impairment charges on investments	(155)	520	1,127
Change in operating assets and liabilities:
Accounts receivable	(488)	(125)	270
Inventories	(538)	(17)	673
Prepaid expenses and other current assets	(42)	(61)	(28)
Accounts payable	54	35	(174)
Income taxes payable	260	(125)	389
Accrued compensation	(7)	104	307
Deferred revenue	688	(84)	678
Other accrued liabilities	(378)	(309)	(268)

Net cash provided by operating activities	7,121	5,240	6,587

Cash flows from investing activities:
Purchases of short-term investments	(12,206)	(9,396)	(5,473)
Proceeds from sales and maturities of short-term investments	13,570	10,319	5,868
Purchases of investments	(20,848)	(18,063)	(15,760)
Proceeds from sales and maturities of investments	20,757	12,497	15,317
Purchases of restricted investments	—	—	(291)
Proceeds from sales and maturities of restricted investments	—	—	1,471
Acquisition of property and equipment	(613)	(717)	(2,641)
Acquisition of businesses, net of cash and cash equivalents	(104)	33	16
Change in lease receivables, net	(159)	79	380
Change in investments in privately held companies	(13)	(223)	(58)
Lease deposits	—	—	320
Purchase of minority interest of Cisco Systems, K.K. (Japan)	(71)	(59)	(115)
Other	153	94	159

Net cash provided by (used in) investing activities	466	(5,436)	(807)

Cash flows from financing activities:
Issuance of common stock	1,257	578	655
Repurchase of common stock	(9,080)	(5,984)	(1,854)
Other	33	43	30

Net cash used in financing activities	(7,790)	(5,363)	(1,169)

Net (decrease) increase in cash and cash equivalents	(203)	(5,559)	4,611
Cash and cash equivalents, beginning of fiscal year	3,925	9,484	4,873

Cash and cash equivalents, end of fiscal year	$3,722	$3,925	$9,484

See Notes to Consolidated Financial Statements.

40 CISCO SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in millions)

	Shares of Common Stock	Common Stock and Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity
BALANCE AT JULY 28, 2001	7,324	$20,051	$7,344	$(275)	$27,120
Net income	—	—	1,893	—	1,893
Change in unrealized gains and losses on investments, net of tax	—	—	—	224	224
Other	—	—	—	24	24

Comprehensive income					2,141

Issuance of common stock	76	655	—	—	655
Repurchase of common stock	(124)	(350)	(1,504)	—	(1,854)
Tax benefits from employee stock option plans	—	61	—	—	61
Purchase acquisitions	27	346	—	—	346
Amortization of deferred stock-based compensation	—	187	—	—	187

BALANCE AT JULY 27, 2002	7,303	$20,950	$7,733	$(27)	$28,656
Net income	—	—	3,578	—	3,578
Change in unrealized gains and losses on investments, net of tax	—	—	—	352	352
Other	—	—	—	29	29

Comprehensive income					3,959

Issuance of common stock	68	578	—	—	578
Repurchase of common stock	(424)	(1,232)	(4,752)	—	(5,984)
Tax benefits from employee stock option plans	—	132	—	—	132
Purchase acquisitions	51	557	—	—	557
Amortization of deferred stock-based compensation	—	131	—	—	131

BALANCE AT JULY 26, 2003	6,998	$21,116	$6,559	$354	$28,029
Net income	—	—	4,401	—	4,401
Change in unrealized gains and losses on investments, net of tax	—	—	—	(161)	(161)
Other	—	—	—	19	19

Comprehensive income					4,259

Issuance of common stock	122	1,257	—	—	1,257
Repurchase of common stock	(408)	(1,284)	(7,796)	—	(9,080)
Tax benefits from employee stock option plans	—	537	—	—	537
Purchase acquisitions	—	6	—	—	6
Amortization of deferred stock-based compensation	—	186	—	—	186
Variable stock-based compensation	—	58	—	—	58
Cumulative effect of accounting change, net of tax	—	567	—	—	567
Acquisition of Andiamo Systems, Inc.	23	7	—	—	7

BALANCE AT JULY 31, 2004	6,735	$22,450	$3,164	$212	$25,826

Supplemental Information

In September 2001, the Company’s Board of Directors authorized a stock repurchase program. As of July 31, 2004, the Company’s Board of Directors has authorized the repurchase of up to $25 billion of common stock under this program. For additional information regarding stock repurchases, see Note 9 to the Consolidated Financial Statements. The purchase price of shares of common stock repurchased was reflected as a reduction to retained earnings and common stock and additional paid-in capital. Issuance of common stock and the tax benefit related to employee stock option plans are recorded as an increase to common stock and additional paid-in capital. The stock repurchases pursuant to this program are summarized in the table below (in millions):

	Shares of Common Stock	Common Stock and Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity
Repurchases of common stock	956	$2,866	$14,052	$—	$16,918

See Notes to Consolidated Financial Statements.

2004 ANNUAL REPORT 41

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	DESCRIPTION OF BUSINESS

Cisco Systems, Inc. (the “Company” or “Cisco”) manufactures and sells networking and communications products and provides services associated with that equipment and its use. The Company’s products are installed at corporations, public institutions, telecommunication companies, and commercial businesses and are also found in personal residences. Cisco provides a broad line of products for transporting data, voice, and video within buildings, across campuses, and around the world.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fiscal Year The Company’s fiscal year is the 52 or 53 weeks ending on the last Saturday in July. Fiscal 2004 was a 53-week fiscal year, and fiscal 2003 and 2002 were 52-week fiscal years.

Principles of Consolidation The Consolidated Financial Statements include the accounts of Cisco Systems, Inc. and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Cash and Cash Equivalents The Company considers all highly liquid investments purchased with an original or remaining maturity of less than three months at the date of purchase to be cash equivalents. Cash and cash equivalents are maintained with various financial institutions.

Investments The Company’s investments comprise U.S. government notes and bonds; corporate notes, bonds, and asset-backed securities; municipal notes and bonds; and publicly traded equity securities. Investments with original or remaining maturities of more than three months and less than one year are considered to be short-term. These investments are held in the custody of a major financial institution. The specific identification method is used to determine the cost basis of fixed income securities disposed of. The weighted-average method is used to determine the cost basis of publicly traded equity securities disposed of. At July 31, 2004 and July 26, 2003, the Company’s investments were classified as available-for-sale. These investments are recorded in the Consolidated Balance Sheets at fair value. Unrealized gains and losses on these investments are included as a separate component of accumulated other comprehensive income, net of tax.

The Company recognizes an impairment charge when the declines in the fair values of its investments below the cost basis are judged to be other-than-temporary. The Company considers various factors in determining whether to recognize an impairment charge, including the length of time and extent to which the fair value has been less than the Company’s cost basis, the financial condition and near-term prospects of the investee, and the Company’s intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value.

The Company also has investments in privately held companies. These investments are included in other assets in the Consolidated Balance Sheets and are primarily carried at cost. The Company monitors these investments for impairment and makes appropriate reductions in carrying values if the Company determines that an impairment charge is required based primarily on the financial condition and near-term prospects of these companies.

Inventories Inventories are stated at the lower of cost or market. Cost is computed using standard cost, which approximates actual cost, on a first-in, first-out basis. The Company provides inventory allowances based on excess and obsolete inventories determined primarily by future demand forecasts. The allowance is measured as the difference between the cost of the inventory and market based upon assumptions about future demand and charged to the provision for inventory, which is a component of cost of sales. At the point of the loss recognition, a new, lower-cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

Fair Value of Financial Instruments The fair value of certain of the Company’s financial instruments, including cash and cash equivalents, accrued compensation, and other accrued liabilities, approximate cost because of their short maturities. The fair value of investments is determined using quoted market prices for those securities or similar financial instruments.

42 CISCO SYSTEMS, INC.

Concentrations of Risk Cash and cash equivalents are maintained with several financial institutions. Deposits held with banks may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand and are maintained with financial institutions of reputable credit and therefore bear minimal credit risk.

The Company performs ongoing credit evaluations of its customers and, with the exception of certain financing transactions, does not require collateral from its customers. The Company’s customers are primarily in the service provider and enterprise markets. The Company receives certain of its components from sole suppliers. Additionally, the Company relies on a limited number of contract manufacturers and suppliers to provide manufacturing services for its products. The inability of a contract manufacturer or supplier to fulfill supply requirements of the Company could materially impact future operating results.

Revenue Recognition The Company’s networking and communications products are integrated with software that is essential to the functionality of the equipment. Additionally, the Company provides unspecified software upgrades and enhancements related to the equipment through its maintenance contracts. Accordingly, the Company accounts for revenue in accordance with Statement of Position No. 97-2, “Software Revenue Recognition,” and all related interpretations.

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is reasonably assured. In instances where final acceptance of the product, system, or solution is specified by the customer, revenue is deferred until all acceptance criteria have been met. Service revenue is generally deferred and, in most cases, recognized ratably over the period during which the services are to be performed, which is typically from one to three years.

When a sale involves multiple elements, such as sales of products that include services, the entire fee from the arrangement is allocated to each respective element based on its relative fair value and recognized when revenue recognition criteria for each element are met. Fair value for each element is established based on the sales price charged when the same element is sold separately.

The Company uses distributors that stock inventory and typically sell to system integrators, service providers, and other resellers. In addition, certain products are sold through retail partners. The Company refers to these sales through distributors and retail partners as its two-tier system of sales to the end customer. Revenue from distributors and retail partners is recognized based on a sell-through method using information provided by them. Distributors and retail partners participate in various cooperative marketing and other programs, and the Company maintains estimated accruals and allowances for these programs. The Company accrues for warranty costs, sales returns, and other allowances based on its historical experience.

Allowance for Doubtful Accounts The allowance for doubtful accounts is based on the Company’s assessment of the collectibility of customer accounts. The Company regularly reviews the allowance by considering factors such as historical experience, credit quality, age of the accounts receivable balances, and current economic conditions that may affect a customer’s ability to pay.

Lease Receivables The Company provides a variety of lease financing services to its customers to build, maintain, and upgrade their networks. Lease receivables primarily represent the principal balance remaining in sales-type and direct-financing leases under these programs, net of allowances. These leases typically have two- to three-year terms and are usually collateralized by a security interest in the underlying assets.

Advertising Costs The Company expenses all advertising costs as incurred, and the amounts were not material for all periods presented.

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

2004 ANNUAL REPORT 43

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Goodwill and Purchased Intangible Assets Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”), requires goodwill to be tested for impairment on an annual basis and between annual tests in certain circumstances, and written down when impaired. Based on the impairment tests performed, there was no impairment of goodwill in fiscal 2004, 2003, and 2002. Furthermore, SFAS 142 requires purchased intangible assets other than goodwill to be amortized over their useful lives unless these lives are determined to be indefinite. Purchased intangible assets are carried at cost less accumulated amortization. Amortization is computed over the estimated useful lives of the respective assets, generally two to five years.

Income Taxes Income tax expense is based on pretax financial accounting income. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts.

Computation of Net Income per Share Basic net income per share is computed using the weighted-average number of common shares outstanding during the period. Diluted net income per share is computed using the weighted-average number of common shares and dilutive potential common shares outstanding during the period. Diluted net loss per share is computed using the weighted-average number of common shares and excludes dilutive potential common shares outstanding, as their effect is antidilutive. Dilutive potential common shares primarily consist of employee stock options and restricted common stock.

Foreign Currency Translation Assets and liabilities of non-U.S. subsidiaries that operate in a local currency environment are translated to U.S. dollars at exchange rates in effect at the balance sheet date, with the resulting translation adjustments directly recorded to a separate component of accumulated other comprehensive income. Income and expense accounts are translated at average exchange rates during the year. Where the U.S. dollar is the functional currency, translation adjustments are recorded in other income (loss), net.

Derivative Instruments The Company recognizes derivative instruments as either assets or liabilities in the Consolidated Balance Sheets and measures those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation.

For a derivative instrument designated as a fair value hedge, the gain or loss is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributed to the risk being hedged. For a derivative instrument designated as a cash flow hedge, the effective portion of the derivative’s gain or loss is initially reported as a component of accumulated other comprehensive income and subsequently reclassified into earnings when the hedged exposure affects earnings. The ineffective portion of the gain or loss is reported in earnings immediately.

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

The fair value of derivative instruments as of July 31, 2004 and changes in fair value during fiscal 2004 were not material. During fiscal 2004, there were no significant gains or losses recognized in earnings for hedge ineffectiveness. The Company did not discontinue any hedges because it was probable that the original forecasted transactions would not occur.

Consolidation of Variable Interest Entities Financial Accounting Standards Board (“FASB”) Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”), was issued in January 2003. FIN 46 requires that if an entity is the primary beneficiary of a variable interest entity, the assets, liabilities, and results of operations of the variable interest entity should be included in the consolidated financial statements of the entity. FASB Interpretation No. 46(R), “Consolidation of Variable Interest Entities” (“FIN 46(R)”), was issued in December 2003. The Company adopted FIN 46(R) effective January 24, 2004, and recorded a noncash cumulative stock compensation charge of $567 million, net of tax, relating to the consolidation of Andiamo Systems, Inc. (“Andiamo”). For additional information regarding Andiamo, see Note 3 to these Consolidated Financial Statements. For additional information regarding variable interest entities, see Note 8 to these Consolidated Financial Statements.

44 CISCO SYSTEMS, INC.

Minority Interest The Company consolidated its investment in a venture fund managed by SOFTBANK Corp. and its affiliates (“SOFTBANK”). As of July 31, 2004, minority interest of $84 million represents SOFTBANK’s share of the venture fund. The remaining minority interest of $6 million represents the preferred stockholders’ proportionate share of the equity of Cisco Systems, K.K. (Japan). At July 31, 2004, the Company owned all issued and outstanding common stock, amounting to 97.6% of the aggregate voting rights of Cisco Systems, K.K. (Japan). Each share of preferred stock is convertible into one share of common stock of Cisco Systems, K.K. (Japan) at any time at the option of the holder.

Use of Estimates The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and judgments that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Estimates are used for revenue recognition, allowance for doubtful accounts and sales returns, allowance for inventory, warranty costs, investment impairments, goodwill impairments, income taxes, and loss contingencies, among others. The actual results experienced by the Company may differ materially from management’s estimates.

Impairment of Long-Lived Assets Long-lived assets and certain identifiable intangible assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability of long-lived assets is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of an impairment loss for long-lived assets and certain identifiable intangible assets that management expects to hold and use is based on the fair value of the asset. Long-lived assets and certain identifiable intangible assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

Employee Stock Benefit Plans The Company accounts for stock-based awards to employees and directors using the intrinsic value method of accounting in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). Under the intrinsic value method, because the exercise price of the Company’s employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized in the Company’s Consolidated Statements of Operations.

Pro forma information regarding option grants made to the Company’s employees and directors and common stock issued pursuant to the Employee Stock Purchase Plan is based on specified valuation techniques that produce estimated compensation charges. The following table reflects the pro forma information (in millions, except per-share amounts):

Years Ended	July 31, 2004	July 26, 2003	July 27, 2002
Net income — as reported	$4,401	$3,578	$1,893
Compensation expense, net of tax	(1,215)	(1,259)	(1,520)

Net income — pro forma	$3,186	$2,319	$373

Basic net income per share — as reported	$0.64	$0.50	$0.26

Diluted net income per share — as reported	$0.62	$0.50	$0.25

Basic net income per share — pro forma	$0.47	$0.33	$0.05

Diluted net income per share — pro forma	$0.45	$0.32	$0.05

The value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model, which was developed for use in estimating the value of traded options that have no vesting restrictions and are fully transferable. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the estimate, in management’s opinion, the existing valuation models do not provide a reliable measure of the fair value of the Company’s employee stock options. For additional information regarding this pro forma information, see Note 10 to the Consolidated Financial Statements.

Reclassifications Certain reclassifications have been made to prior year balances in order to conform to the current year’s presentation.

2004 ANNUAL REPORT 45

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	BUSINESS COMBINATIONS

Purchase Acquisitions

During the second quarter of fiscal 2004, the Company completed the acquisition of Latitude Communications, Inc. (“Latitude”) to add rich-media conferencing that combines voice, video, and Web conferencing to its IP communications. During the third quarter of fiscal 2004, the Company completed the acquisition of Riverhead Networks, Inc. to add to its portfolio of security solutions that help customers defend against Distributed Denial of Service (DDoS) attacks and other security threats. In addition, during the third quarter of fiscal 2004, the Company completed the acquisition of Twingo Systems, Inc. to add desktop security features for Secure Sockets Layer (SSL) virtual private networks (VPNs) to its networking products. A summary of the acquisitions is as follows (in millions):

Acquisition	Cash Purchase Consideration	Assumed Liabilities	In-Process R&D Expense	Goodwill	Purchased Intangible Assets
Latitude Communications, Inc.	$86	$29	$1	$60	$16
Riverhead Networks, Inc.	36	6	2	25	7
Twingo Systems, Inc.	5	1	—	5	1

Total	$127	$36	$3	$90	$24

The purchase consideration for the Company’s acquisitions is also allocated to tangible assets and deferred stock-based compensation. Deferred stock-based compensation represents the intrinsic value of the unvested portion of any restricted shares exchanged, options assumed, or options canceled and replaced with the Company’s options and is amortized as compensation expense over the remaining respective future vesting periods. The balance for deferred stock-based compensation is reflected as a reduction to additional paid-in capital in the Consolidated Statements of Shareholders’ Equity. The following table presents the activity of deferred stock-based compensation, including the deferred stock-based compensation relating to the acquisition of Andiamo of $90 million (in millions):

	July 31, 2004	July 26, 2003	July 27, 2002
Balance at beginning of fiscal year	$262	$182	$293
Purchase acquisitions	94	227	91
Amortization	(186)	(131)	(187)
Canceled unvested options	(17)	(16)	(15)

Balance at end of fiscal year	$153	$262	$182

The Company’s methodology for allocating the purchase price to purchase acquisitions and to in-process research and development (“in-process R&D”) is determined through established valuation techniques in the high-technology communications equipment industry. In-process R&D is expensed upon acquisition because technological feasibility has not been established and no future alternative uses exist. Total in-process R&D expense in fiscal 2004, 2003, and 2002 was $3 million, $4 million, and $65 million, respectively. The in-process R&D expense that was attributable to stock consideration for the same periods was $0, $4 million, and $53 million, respectively.

46 CISCO SYSTEMS, INC.

A summary of the purchase transactions completed in fiscal 2003 and 2002 is as follows (in millions):

Acquisition	Shares Issued	Purchase Consideration	Assumed Liabilities	In-Process R&D Expense	Goodwill	Purchased Intangible Assets
FISCAL 2003
AYR Networks, Inc.	9	$96	$1	$—	$59	$—
Okena, Inc.	9	152	8	3	96	45
Psionic Software, Inc.	1	11	2	—	8	5
SignalWorks, Inc.	1	16	2	1	9	4
The Linksys Group, Inc.	29	480	111	—	221	114

Total	49	$755	$124	$4	$393	$168

FISCAL 2002
Allegro Systems, Inc.	8	$161	$3	$28	$19	$105
AuroraNetics, Inc.	3	43	8	9	16	14
Hammerhead Networks, Inc.	10	171	4	27	105	—
Navarro Networks, Inc.	6	83	2	1	73	—

Total	27	$458	$17	$65	$213	$119

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

The Consolidated Financial Statements include the operating results of each business from the date of acquisition. Pro forma results of operations have not been presented because the effects of these acquisitions were not material to the Company’s results.

Purchased Intangible Assets

The following table presents details of the purchased intangible assets acquired during fiscal 2004 and 2003 (in millions, except number of years):

	TECHNOLOGY		TRADE NAMES		CUSTOMER RELATIONSHIPS		Total
	Estimated Useful Life (in Years)	Amount	Estimated Useful Life (in Years)	Amount	Estimated Useful Life (in Years)	Amount
FISCAL 2004
Latitude Communications, Inc.	4.5	$4	7.0	$1	4.0	$11	$16
Riverhead Networks, Inc.	4.5	5	—	—	3.5	2	7
Twingo Systems, Inc.	3.5	1	—	—	—	—	1

Total		$10		$1		$13	$24

FISCAL 2003
Okena, Inc.	4.5	$38	—	$—	2.5	$7	$45
Psionic Software, Inc.	3.0	5	—	—	—	—	5
SignalWorks, Inc.	4.5	4	—	—	—	—	4
The Linksys Group, Inc.	—	—	4.5	47	4.5	67	114

Total		$47		$47		$74	$168

2004 ANNUAL REPORT 47

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following tables present details of the Company’s total purchased intangible assets (in millions):

July 31, 2004	Gross	Accumulated Amortization	Net
Technology	$627	$(452)	$175
Technology licenses	252	(239)	13
Customer relationships	88	(20)	68
Trade names	90	(43)	47
Other	131	(109)	22

Total	$1,188	$(863)	$325

July 26, 2003
Technology	$639	$(349)	$290
Technology licenses	523	(447)	76
Customer relationships	75	(1)	74
Trade names	89	(24)	65
Other	160	(109)	51

Total	$1,486	$(930)	$556

The following table presents details of the amortization expense of purchased intangible assets as reported in the Consolidated Statements of Operations (in millions):

Years Ended	July 31, 2004	July 26, 2003	July 27, 2002
Reported as:
Cost of sales	$13	$15	$22
Operating expenses	242	394	699

Total	$255	$409	$721

The estimated future amortization expense of purchased intangible assets as of July 31, 2004, is as follows (in millions):

Fiscal Year	Amount
2005	$185
2006	82
2007	40
2008	18

Total	$325

48 CISCO SYSTEMS, INC.

Goodwill

The following tables present the changes in goodwill allocated to the Company’s reportable segments during fiscal 2004 and 2003 (in millions):

	Balance at July 26, 2003	Acquired	Balance at July 31, 2004
Americas	$2,642	$74	$2,716
EMEA	668	10	678
Asia Pacific	167	4	171
Japan	566	67	633

Total	$4,043	$155	$4,198

	Balance at July 27, 2002	Acquired	Balance at July 26, 2003
Americas	$2,335	$307	$2,642
EMEA	593	75	668
Asia Pacific	140	27	167
Japan	497	69	566

Total	$3,565	$478	$4,043

In fiscal 2004, the Company purchased a portion of the minority interest of Cisco Systems, K.K. (Japan). As a result, the Company increased its ownership from 94.8% to 97.6% of the voting rights of Cisco Systems, K.K. (Japan) and recorded goodwill of $65 million, which was included in the preceding table.

Acquisition of Andiamo Systems, Inc.

In April 2001, the Company entered into a commitment to provide convertible debt funding of approximately $84 million to Andiamo, a privately held storage switch developer. This debt was convertible into approximately 44% of the equity of Andiamo. In connection with this investment, the Company obtained a call option that provided the Company the right to purchase Andiamo. The purchase price under the call option was based on a valuation of Andiamo using a negotiated formula. On August 19, 2002, the Company entered into a definitive agreement to acquire Andiamo, which represented the exercise of its rights under the call option. The Company also entered into a commitment to provide nonconvertible debt funding to Andiamo of approximately $100 million through the close of the acquisition. Substantially all of the convertible debt funding of $84 million and nonconvertible debt funding of $100 million has been expensed as research and development costs.

2004 ANNUAL REPORT 49

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company adopted FIN 46(R) effective January 24, 2004. The Company evaluated its debt investment in Andiamo and determined that Andiamo was a variable interest entity under FIN 46(R). The Company concluded that the Company was the primary beneficiary as defined by FIN 46(R) and, therefore, accounted for Andiamo as if the Company had consolidated Andiamo since the Company’s initial investment in April 2001. The consolidation of Andiamo from the date of the Company’s initial investment required accounting for the call option as a repurchase right. Under FASB Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation,” and related interpretations, variable accounting was required for substantially all Andiamo employee stock and options because the ending purchase price was primarily derived from a revenue-based formula.

Effective January 24, 2004, the last day of the second quarter of fiscal 2004, the Company recorded a noncash cumulative stock compensation charge of $567 million, net of tax (representing the amount of variable compensation from April 2001 through January 2004). This charge was reported as a separate line item in the Consolidated Statements of Operations as a cumulative effect of accounting change, net of tax. The charge was based on the value of the Andiamo employee stock and options and their vesting from the adoption of FIN 46(R) pursuant to the formula-based valuation.

On February 19, 2004, the Company completed the acquisition of Andiamo, exchanging approximately 23 million shares of the Company’s common stock for Andiamo shares not owned by the Company and assuming approximately 6 million stock options, for a total estimated value of $750 million, primarily derived from the revenue-based formula, which after stock price related adjustments resulted in a total amount recorded of $722 million, as summarized in the table below.

Subsequent to the adoption of FIN 46(R), changes to the value of Andiamo and the continued vesting of the employee stock and options resulted in an adjustment to the noncash stock compensation charge. The Company recorded a noncash variable stock compensation adjustment of $58 million in the third quarter of fiscal 2004 to the cumulative stock compensation charge recorded in the second quarter of fiscal 2004 to account for the additional vesting of the Andiamo employee stock and options and changes in the formula-based valuation from January 24, 2004 until February 19, 2004. This noncash adjustment was reported as operating expense in the Consolidated Statements of Operations, as amortization of deferred stock-based compensation in the Consolidated Statements of Cash Flows, and as an increase to additional paid-in capital in the Consolidated Statements of Shareholders’ Equity. In addition, upon completion of the acquisition, deferred stock-based compensation of $90 million was recorded in the Consolidated Balance Sheets to reflect the unvested portion of the formula-based valuation of the Andiamo employee stock and options. The amount of deferred stock-based compensation was fixed at the date of acquisition and will be amortized over the remaining vesting period of Andiamo employee stock and options of approximately two years.

A summary of the accounting of the consolidation under FIN 46(R) and the subsequent purchase of Andiamo, after stock price related adjustments, is as follows (in millions):

Amount
Cumulative effect of accounting change, net of tax benefit of $5	$567
Variable stock-based compensation	58
Deferred stock-based compensation	90
Net assets	7

Total	$722

50 CISCO SYSTEMS, INC.

4.	RESTRUCTURING COSTS AND OTHER SPECIAL CHARGES

On April 16, 2001, the Company announced a restructuring program, which included a worldwide workforce reduction, consolidation of excess facilities, and restructuring of certain business functions. The liability for restructuring costs is recorded in other accrued liabilities in the Consolidated Balance Sheets. The following table summarizes the activity related to the liability for restructuring costs and other special charges as of July 31, 2004 (in millions):

	Workforce Reduction	Consolidation of Excess Facilities and Other Charges	Impairment of Goodwill and Purchased Intangible Assets	Total
Initial charge in the third quarter of fiscal 2001	$397	$484	$289	$1,170
Noncash charges	(71)	(141)	(289)	(501)
Cash payments	(265)	(18)	—	(283)

Balance at July 28, 2001	61	325	—	386
Adjustments(1)	(35)	128	—	93
Cash payments	(26)	(131)	—	(157)

Balance at July 27, 2002	—	322	—	322
Adjustments(2)	—	45	—	45
Cash payments	—	(72)	—	(72)

Balance at July 26, 2003	—	295	—	295
Cash payments(3)	—	(230)	—	(230)

Balance at July 31, 2004	$—	$65	$—	$65

Note 1: Due to changes in previous estimates, in fiscal 2002, the Company reclassified $35 million of restructuring liabilities related to the workforce reduction charges to consolidation of excess facilities and other charges. The initial estimated workforce reduction was approximately 6,000 regular employees. Approximately 5,400 regular employees were terminated, and the liability was paid. In addition, during fiscal 2002, the Company increased the restructuring liabilities related to the consolidation of excess facilities and other charges by $93 million, which was recorded during the third quarter of fiscal 2002, due to changes in real estate market conditions. The increase in restructuring liabilities was recorded as expenses related to research and development ($39 million), sales and marketing ($42 million), general and administrative ($8 million), and cost of sales ($4 million) in the Consolidated Statements of Operations.

Note 2: During fiscal 2003, the Company increased the restructuring liabilities related to the consolidation of excess facilities and other charges by a total of $45 million, which was recorded during the first quarter and fourth quarter of fiscal 2003, due to changes in real estate market conditions. The increase in restructuring liabilities was recorded as expenses related to research and development ($18 million), sales and marketing ($18 million), general and administrative ($4 million), and cost of sales ($5 million) in the Consolidated Statements of Operations.

Note 3: Cash payments include payments of approximately $204 million on lease obligations that were terminated.

2004 ANNUAL REPORT 51

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.	BALANCE SHEET DETAILS

The following tables provide details of selected balance sheet items (in millions):

	July 31, 2004	July 26, 2003
Inventories:
Raw materials	$58	$38
Work in process	459	291
Finished goods	656	515
Demonstration systems	34	29

Total	$1,207	$873

Property and equipment, net:
Land, buildings, and leasehold improvements	$3,429	$3,411
Computer equipment and related software	1,120	1,147
Production, engineering, and other equipment	2,643	2,410
Operating lease assets	94	356
Furniture and fixtures	356	350

	7,642	7,674
Less accumulated depreciation and amortization	(4,352)	(4,031)

Total	$3,290	$3,643

Other assets:
Deferred tax assets	$1,130	$1,476
Investments in privately held companies	354	516
Income tax receivable	690	727
Lease receivables, net	231	158
Other	435	384

Total	$2,840	$3,261

Deferred revenue:
Service	$3,047	$2,451
Product	1,455	1,357

Total	$4,502	$3,808

Reported as:
Current	$3,527	$3,034
Noncurrent	975	774

Total	$4,502	$3,808

6.	LEASE RECEIVABLES, NET

Lease receivables represent sales-type and direct-financing leases resulting from the sale of the Company’s and complementary third-party products and services. These lease arrangements typically have terms from two to three years and are usually collateralized by a security interest in the underlying assets. The current portion of lease receivables, net, is recorded in prepaid expenses and other current assets, and the noncurrent portion is recorded in other assets in the Consolidated Balance Sheets. The net lease receivables are summarized as follows (in millions):

	July 31, 2004	July 26, 2003
Gross lease receivables	$616	$840
Unearned income and other allowances	(170)	(553)

Total	$446	$287

Reported as:
Current	$215	$129
Noncurrent	231	158

Total	$446	$287

52 CISCO SYSTEMS, INC.

Contractual maturities of the gross lease receivables at July 31, 2004 were $307 million in fiscal 2005, $166 million in fiscal 2006, $84 million in fiscal 2007, $44 million in fiscal 2008, and $15 million in fiscal 2009. Actual cash collections may differ from the contractual maturities due to early customer buyouts, refinancings, or customer defaults.

7.	INVESTMENTS

The following tables summarize the Company’s investments (in millions):

July 31,2004	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Fixed income securities:
U.S. government notes and bonds	$4,408	$9	$(20)	$4,397
Corporate notes, bonds, and asset-backed securities	9,333	14	(42)	9,305
Municipal notes and bonds	710	—	(1)	709

Total fixed income securities	14,451	23	(63)	14,411
Publicly traded equity securities	755	387	(8)	1,134

Total	$15,206	$410	$(71)	$15,545

Reported as:
Short-term investments				$4,947
Investments				10,598

Total				$15,545

July 26, 2003	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Fixed income securities:
U.S. government notes and bonds	$5,302	$68	$(30)	$5,340
Corporate notes, bonds, and asset-backed securities	9,978	152	(10)	10,120
Municipal notes and bonds	522	—	—	522

Total fixed income securities	15,802	220	(40)	15,982
Publicly traded equity securities	467	278	—	745

Total	$16,269	$498	$(40)	$16,727

Reported as:
Short-term investments				$4,560
Investments				12,167

Total				$16,727

The following table provides gross realized gains and losses related to the Company’s investments (in millions):

Years Ended	July 31, 2004	July 26, 2003	July 27, 2002
Gross realized gains	$208	$339	$422
Gross realized losses	(2)	(590)	(1,129)

Total	$206	$(251)	$(707)

The gross realized losses in fiscal 2004, 2003, and 2002 included charges of $0, $412 million, and $858 million, respectively, related to the impairment of certain publicly traded equity securities. The impairment charges were due to the declines in the fair values of the investments below their cost basis that were judged to be other-than-temporary. The specific identification method is used to determine the cost basis of fixed income securities disposed of. The weighted-average method is used to determine the cost basis of publicly traded equity securities disposed of.

2004 ANNUAL REPORT 53

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table provides the breakdown of the investments with unrealized losses at July 31, 2004 (in millions):

	LESS THAN 12 MONTHS		12 MONTHS OR GREATER		TOTAL
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
U.S. government notes and bonds	$2,859	$(18)	$84	$(2)	$2,943	$(20)
Corporate notes, bonds, and asset-backed securities	3,883	(38)	189	(4)	4,072	(42)
Municipal notes and bonds	176	(1)	—	—	176	(1)
Publicly traded equity securities	83	(8)	—	—	83	(8)

Total	$7,001	$(65)	$273	$(6)	$7,274	$(71)

The gross unrealized losses related to fixed income securities were due to changes in interest rates. The gross unrealized losses related to publicly traded equity securities were due to changes in market prices. The Company’s management has determined that the gross unrealized losses on its investment securities at July 31, 2004 are temporary in nature. The Company reviews its investments to identify and evaluate investments that have indications of possible impairment. Factors considered in determining whether a loss is temporary include the length of time and extent to which fair value has been less than the cost basis, the financial condition and near-term prospects of the investee, and the Company’s intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value. Substantially all of the Company’s fixed income securities are rated investment grade or better.

The following table summarizes the maturities of the Company’s fixed income securities at July 31, 2004 (in millions):

	Amortized Cost	Fair Value

Less than one year	$4,951	$4,947
Due in 1-2 years	3,138	3,130
Due in 2-5 years	4,088	4,064
Due after 5 years	2,274	2,270

Total	$14,451	$14,411

8.	COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases office space in several U.S. locations, as well as locations elsewhere in the Americas; Europe, the Middle East, and Africa (“EMEA”); Asia Pacific; and Japan. Rent expense totaled $191 million, $196 million, and $265 million in fiscal 2004, 2003, and 2002, respectively. Future annual minimum lease payments under all noncancelable operating leases with an initial term in excess of one year as of July 31, 2004 were as follows (in millions):

Fiscal Year	Amount
2005	$231
2006	176
2007	130
2008	104
2009	83
Thereafter	632

Total	$1,356

54 CISCO SYSTEMS, INC.

Purchase Commitments with Contract Manufacturers and Suppliers

The Company purchases components from a variety of suppliers and uses several contract manufacturers to provide manufacturing services for its products. During the normal course of business, in order to manage manufacturing lead times and help assure adequate component supply, the Company enters into agreements with contract manufacturers and suppliers that either allow them to procure inventory based upon criteria as defined by the Company or that establish the parameters defining the Company’s requirements. In certain instances, these agreements allow the Company the option to cancel, reschedule, and adjust the Company’s requirements based on its business needs prior to firm orders being placed. Consequently, only a portion of the Company’s reported purchase commitments arising from these agreements are firm, noncancelable, and unconditional commitments. As of July 31, 2004, the Company had total purchase commitments for inventory of approximately $951 million, compared with $718 million as of July 26, 2003.

In addition to the above, the Company records a liability for firm, noncancelable, and unconditional purchase commitments for quantities in excess of its future demand forecasts consistent with the Company’s allowance for inventory. As of July 31, 2004, the liability for these firm, noncancelable, and unconditional purchase commitments was $141 million, compared with $99 million as of July 26, 2003 and was included in other accrued liabilities.

Other Commitments

In fiscal 2001, the Company entered into an agreement to invest approximately $1.0 billion in venture funds managed by SOFTBANK which are required to be funded on demand. In fiscal 2003, this agreement was amended to reduce the amount of the Company’s commitment to $800 million, of which up to $550 million is to be invested in venture funds under terms similar to the original agreement and $250 million invested as senior debt with entities as directed by SOFTBANK. The Company’s commitment to fund the senior debt is contingent upon the achievement of certain agreed-upon milestones. As of July 31, 2004, the Company had invested $290 million in the venture funds, compared with $247 million as of July 26, 2003. In addition, as of July 31, 2004 and July 26, 2003, the Company has invested $49 million in the senior debt, of which $19 million has been repaid.

The Company provides structured financing to certain qualified customers for the purchase of equipment and other needs through its wholly owned subsidiary, Cisco Systems Capital Corporation. These loan commitments may be funded over a two- to three-year period, provided that these customers achieve specific business milestones and satisfy certain financial covenants. As of July 31, 2004, the outstanding loan commitments were approximately $61 million, of which approximately $22 million was eligible for draw-down. As of July 26, 2003, the outstanding loan commitments were approximately $97 million, of which approximately $38 million was eligible for draw-down.

As of July 31, 2004, the Company has a commitment of approximately $59 million to purchase the remaining minority interest of Cisco Systems, K.K. (Japan), compared with approximately $130 million as of July 26, 2003.

The Company also has certain other funding commitments related to its privately held investments that are based on the achievement of certain agreed-upon milestones. The funding commitments were approximately $67 million as of July 31, 2004, compared with approximately $95 million as of July 26, 2003.

Variable Interest Entities

In the ordinary course of business, the Company has investments in privately held companies and provides structured financing to certain customers through its wholly owned subsidiary, Cisco Systems Capital Corporation, which are considered to be variable interest entities. The Company has evaluated its investments in privately held companies and structured financings and determined that there were no significant unconsolidated variable interest entities as of July 31, 2004.

Guarantees and Product Warranties

FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”), requires that upon issuance of a guarantee, the guarantor must disclose and recognize a liability for the fair value of the obligation it assumes under that guarantee.

The requirements of FIN 45 are applicable to the Company’s product warranty liability and certain guarantees. The Company’s guarantees issued subject to the recognition and disclosure requirements of FIN 45 as of July 31, 2004 and July 26, 2003 were not material. As of July 31, 2004 and July 26, 2003, the Company’s product warranty liability recorded in other accrued liabilities was $239 million and $246 million, respectively. The following table summarizes the activity related to the product warranty liability during fiscal 2004 and 2003 (in millions):

	July 31, 2004	July 26, 2003
Balance at beginning of fiscal year	$246	$242
Provision for warranties issued	333	342
Payments	(340)	(338)

Balance at end of fiscal year	$239	$246

2004 ANNUAL REPORT 55

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company accrues for warranty costs as part of its cost of sales based on associated material product costs, technical support labor costs, and associated overhead. The products sold are generally covered by a warranty for periods ranging from 90 days to five years, and for some products, the Company provides a limited lifetime warranty.

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

It is not possible to determine the maximum potential amount under these indemnification agreements due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. Historically, payments made by the Company under these agreements have not had a material impact on the Company’s operating results, financial position, or cash flows.

Derivative Instruments

The Company uses derivative instruments to manage exposures to foreign currency. The Company’s objective in holding derivatives is to minimize the volatility of earnings and cash flows associated with changes in foreign currency.

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

The Company does not enter into foreign exchange forward contracts for trading purposes. Gains and losses on the contracts are included in other income (loss), net, in the Consolidated Statements of Operations and offset foreign exchange gains or losses from the revaluation of intercompany balances or other current assets, investments, and liabilities denominated in currencies other than the functional currency of the reporting entity. The Company’s foreign exchange forward contracts related to current assets and liabilities generally range from one to three months in original maturity. Additionally, the Company has entered into foreign exchange forward contracts with maturities of up to two years related to long-term customer financings. The foreign exchange contracts related to investments generally have maturities of less than one year.

The Company periodically hedges certain foreign currency forecasted transactions related to certain operating expenses with currency options. These transactions are designated as cash flow hedges. The effective portion of the derivative’s gain or loss is initially reported as a component of accumulated other comprehensive income and subsequently reclassified into earnings when the hedged exposure affects earnings. The ineffective portion of the gain or loss is reported in earnings immediately. These currency option contracts generally have maturities of less than 18 months. The Company does not purchase currency options for trading purposes. Foreign exchange forward and option contracts as of July 31, 2004 are summarized as follows (in millions):

	Notional Amount	Fair Value
Forward contracts:
Purchased	$862	$(3)
Sold	$583	$(2)
Option contracts:
Purchased	$389	$6
Sold	$431	$(1)

The Company’s foreign exchange forward and option contracts expose the Company to credit risk to the extent that the counterparties may be unable to meet the terms of the agreement. The Company minimizes such risk by limiting its counterparties to major financial institutions. In addition, the potential risk of loss with any one counterparty resulting from this type of credit risk is monitored. Management does not expect material losses as a result of default by counterparties.

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

56 CISCO SYSTEMS, INC.

In addition, beginning on April 23, 2001, a number of purported shareholder derivative lawsuits were filed in the Superior Court of California, County of Santa Clara, and in the Superior Court of California, County of San Mateo. There is a procedure in place for the coordination of such actions (one of which has been dismissed and is currently on appeal). Two purported derivative suits were filed in the United States District Court for the Northern District of California, and those federal court actions have been consolidated. The consolidated federal court derivative action was dismissed by the court, and plaintiffs have appealed from that decision. The complaints in the various derivative actions include claims for breach of fiduciary duty, waste of corporate assets, mismanagement, unjust enrichment, and violations of the California Corporations Code; seek compensatory and other damages, disgorgement, and other relief; and are based on essentially the same allegations as the class actions.

With respect to the above-described shareholder litigation, Cisco believes there is no legal basis for liability. However, due to the uncertainty surrounding the litigation process, Cisco is unable to reasonably estimate a range of loss, if any, at this time. In addition, the Company is subject to legal proceedings, claims, and litigation arising in the ordinary course of business. While the outcome of these matters is currently not determinable, the Company does not expect that the ultimate costs to resolve these matters will have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.

9.	SHAREHOLDERS’ EQUITY

Stock Repurchase Program

In September 2001, the Company’s Board of Directors authorized a stock repurchase program. As of July 31, 2004, the Company’s Board of Directors has authorized the repurchase of up to $25 billion of common stock under this program. During fiscal 2004, the Company repurchased and retired 408 million shares of Cisco common stock at an average price of $22.30 per share for an aggregate purchase price of $9.1 billion. As of July 31, 2004, the Company has repurchased and retired 956 million shares of Cisco common stock for an average price of $17.70 per share for an aggregate purchase price of $16.9 billion since inception of the stock repurchase program, and the remaining authorized amount for stock repurchases under this program was $8.1 billion with no termination date.

The purchase price for the shares of the Company’s common stock repurchased was reflected as a reduction to shareholders’ equity. In accordance with Accounting Principles Board Opinion No. 6, “Status of Accounting Research Bulletins,” the Company is required to allocate the purchase price of the repurchased shares as a reduction to retained earnings and common stock and additional paid-in capital.

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

Comprehensive Income

The components of comprehensive income are as follows (in millions):

Years Ended	July 31, 2004	July 26, 2003	July 27, 2002
Net income	$4,401	$3,578	$1,893
Other comprehensive income:
Change in unrealized gains and losses on investments, net of tax benefit (expense) of $42, $(150), and $9 in fiscal 2004, 2003, and 2002, respectively	(77)	352	224
Other	19	29	24

Other comprehensive income before minority interest	4,343	3,959	2,141
Less minority interest	(84)	—	—

Total	$4,259	$3,959	$2,141

2004 ANNUAL REPORT 57

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The change in unrealized gains and losses on investments, net of tax, during fiscal 2004, 2003, and 2002 included the effects of the recognition of charges in the Consolidated Statements of Operations of $0, $412 million, and $858 million, pretax, respectively, attributable to the impairment of certain publicly traded equity securities. The impairment charges were related to the declines in the fair values of certain publicly traded equity investments below their cost basis that were judged to be other-than-temporary.

10.	EMPLOYEE BENEFIT PLANS

Employee Stock Purchase Plan

The Company has an Employee Stock Purchase Plan, which includes its subplan, the International Employee Stock Purchase Plan (together the “Purchase Plan”), under which 321.4 million shares of the Company’s common stock have been reserved for issuance. Eligible employees may purchase a limited number of shares of the Company’s common stock at a discount of up to 15% of the market value at certain plan-defined dates. The Purchase Plan terminates on January 3, 2010. In fiscal 2004, 2003, and 2002, the shares issued under the Purchase Plan were 26 million, 23 million, and 22 million shares, respectively. At July 31, 2004, 138.6 million shares were available for issuance under the Purchase Plan.

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

The maximum number of shares issuable over the term of the 1996 Plan is limited to 2.5 billion shares. Options granted under the 1996 Plan have an exercise price equal to the fair market value of the underlying stock on the grant date and expire no later than nine years from the grant date. The options will generally become exercisable for 20% or 25% of the option shares one year from the date of grant and then ratably over the following 48 or 36 months, respectively. Certain other grants have utilized a 60-month ratable vesting schedule. In addition, the Board of Directors, or other committee administering the plan, has the discretion to use a different vesting schedule and has done so from time to time. Since the inception of the 1996 Plan, the Company has granted options to virtually all employees, and the majority have been granted to employees below the vice president level.

In 1997, the Company adopted the Supplemental Plan, under which options can be granted or shares can be directly issued to eligible employees. Officers and members of the Company’s Board of Directors are not eligible to participate in the Supplemental Plan. Nine million shares have been reserved for issuance under the Supplemental Plan, of which 3 million options were granted. All option grants have an exercise price equal to the fair market value of the underlying stock on the grant date.

Distribution and Dilutive Effect of Options The following table illustrates the grant dilution and exercise dilution (in millions, except percentages):

Years Ended	July 31, 2004	July 26, 2003
Shares of common stock outstanding	6,735	6,998

Granted and assumed	195	199
Canceled	(52)	(57)

Net options granted	143	142

Grant dilution(1)	2.1%	2.0%

Exercised	96	45

Exercise dilution(2)	1.4%	0.6%

Note 1: The percentage for grant dilution is computed based on net options granted as a percentage of shares of common stock outstanding.

Note 2: The percentage for exercise dilution is computed based on options exercised as a percentage of shares of common stock outstanding.

58 CISCO SYSTEMS, INC.

Basic and diluted shares outstanding for the year ended July 31, 2004 were 6.8 billion shares and 7.1 billion shares, respectively. Diluted shares outstanding include the dilutive impact of in-the-money options, which is calculated based on the average share price for each fiscal period using the treasury stock method. Under the treasury stock method, the tax-effected proceeds that would be hypothetically received from the exercise of all in-the-money options are assumed to be used to repurchase shares. In fiscal 2004, the dilutive impact of in-the-money employee stock options was approximately 209 million shares or 3.1% of the basic shares outstanding based on Cisco’s average share price of $22.39.

The following table summarizes the options granted to the Named Executive Officers during the periods indicated. The Named Executive Officers represent the Company’s Chief Executive Officer and the four other most highly paid executive officers whose salary and bonus for the fiscal year ended July 31, 2004 and July 26, 2003 were in excess of $100,000.

Years Ended	July 31, 2004	July 26, 2003
Options granted to the Named Executive Officers	2 million	6 million
Options granted to the Named Executive Officers as a % of net options granted	1.6%	4.2%
Options granted to the Named Executive Officers as a % of outstanding shares	0.03%	0.09%
Cumulative options held by Named Executive Officers as a % of total options outstanding	4.0%	4.6%

General Option Information A summary of option activity follows (in millions, except per-share amounts). The Company has, in connection with the acquisitions of various companies, assumed the stock option plans of the acquired companies or issued replacement options.

	Options Available for Grant	OPTIONS OUTSTANDING
		Number Outstanding	Weighted- Average Exercise Price per Share
BALANCE AT JULY 28, 2001	522	1,060	$29.41
Granted and assumed	(282)	282	17.72
Exercised	—	(54)	6.99
Canceled	82	(82)	36.94
Additional shares reserved	342	—	—

BALANCE AT JULY 27, 2002	664	1,206	27.17
Granted and assumed	(199)	199	12.01
Exercised	—	(45)	7.14
Canceled	57	(57)	33.03
Additional shares reserved	4	—	—

BALANCE AT JULY 26, 2003	526	1,303	25.29
Granted and assumed	(195)	195	20.00
Exercised	—	(96)	10.03
Canceled	52	(52)	32.33
Additional shares reserved	7	—	—

BALANCE AT JULY 31, 2004	390	1,350	$25.34

2004 ANNUAL REPORT 59

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes significant ranges of outstanding and exercisable options as of July 31, 2004 (shares and aggregate intrinsic value in millions, except years and per-share amounts):

	OPTIONS OUTSTANDING				OPTIONS EXERCISABLE
Range of Exercise Prices	Number Outstanding	Weighted- Average Remaining Contractual Life (in Years)	Weighted- Average Exercise Price per Share	Aggregate Intrinsic Value	Number Exercisable	Weighted- Average Exercise Price per Share	Aggregate Intrinsic Value
$ 0.01 – 9.75	210	3.61	$7.13	$2,896	159	$6.57	$2,282
9.76 – 13.04	156	5.20	12.52	1,310	97	12.28	838
13.05 – 16.15	180	6.25	15.61	956	89	15.68	466
16.16 – 18.57	96	6.12	18.19	262	51	18.21	138
18.58 – 19.59	144	7.91	19.56	196	5	19.19	9
19.60 – 26.42	185	5.78	22.95	31	109	24.37	15
26.43 – 50.38	184	4.93	43.30	—	145	42.46	—
50.39 – 64.38	160	4.57	55.12	—	140	55.09	—
64.39 – 72.56	35	4.86	67.28	—	28	69.17	—

Total	1,350	5.41	$25.34	$5,651	823	$28.09	$3,748

The aggregate intrinsic value in the preceding table represents the total pretax intrinsic value based on Cisco’s closing stock price of $20.92 as of July 30, 2004, which would have been received by the option holders had all option holders exercised their options as of that date. The total number of in-the-money options exercisable as of July 31, 2004 was 436 million. As of July 26, 2003, 748 million outstanding options were exercisable, and the weighted average exercise price was $26.12. As of July 27, 2002, 634 million outstanding options were exercisable, and the weighted average exercise price was $23.51.

The following table presents the option exercises for the year ended July 31, 2004, and option values as of that date for the Named Executive Officers (in millions):

	Number of Shares Acquired on Exercise	Value Realized	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS AT JULY 31, 2004		INTRINSIC VALUE OF UNEXERCISED IN-THE- MONEY OPTIONS AT JULY 31, 2004
			Exercisable	Unexercisable	Exercisable	Unexercisable
Named Executive Officers	4	$71	41	13	$257	$44

Pro forma Information Pro forma information regarding option grants made to the Company’s employees and directors and common stock relating to the Employee Stock Purchase Plan is based on specified valuation techniques that produce estimated compensation charges. The following table reflects the pro forma information (in millions, except per-share amounts):

Years Ended	July 31, 2004	July 26, 2003	July 27, 2002
Net income — as reported	$4,401	$3,578	$1,893
Compensation expense, net of tax	(1,215)	(1,259)	(1,520)

Net income — pro forma	$3,186	$2,319	$373

Basic net income per share — as reported	$0.64	$0.50	$0.26

Diluted net income per share — as reported	$0.62	$0.50	$0.25

Basic net income per share — pro forma	$0.47	$0.33	$0.05

Diluted net income per share — pro forma	$0.45	$0.32	$0.05

60 CISCO SYSTEMS, INC.

The value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	EMPLOYEE STOCK OPTION PLANS			EMPLOYEE STOCK PURCHASE PLAN
	July 31, 2004	July 26, 2003	July 27, 2002	July 31, 2004	July 26, 2003	July 27, 2002
Expected dividend	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Risk-free interest rate	3.9%	3.2%	4.7%	2.8%	1.1%	3.1%
Expected volatility	40.0%	45.7%	47.5%	43.2%	45.7%	58.1%
Expected life (in years)	5.6	5.8	5.5	1.9	0.5	0.5

The Black-Scholes option pricing model was developed for use in estimating the value of traded options that have no vesting restrictions and are fully transferable. In addition, option pricing models require the input of highly subjective assumptions, including the expected stock price volatility and expected life. The Company uses projected data for expected volatility and expected life of its stock options based upon historical and other economic data trended into future years. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the estimate, in management’s opinion, the existing valuation models do not provide a reliable measure of the fair value of the Company’s employee stock options. Under the Black-Scholes option pricing model, the weighted-average estimated values of employee stock options granted during fiscal 2004, 2003, and 2002 were $8.77, $5.67, and $8.60, respectively.

Employee 401(k) Plans

The Company sponsors the Cisco Systems, Inc. 401(k) Plan (the “Plan”) to provide retirement benefits for its employees. As allowed under Section 401(k) of the Internal Revenue Code, the Plan provides tax-deferred salary contributions for eligible employees. The Company also has other 401(k) plans that it sponsors. These plans arose from acquisitions of other companies and are not material to the Company on either an individual or aggregate basis.

Employees can contribute from 1% to 25% of their annual compensation to the Plan. Employee contributions are limited to a maximum annual amount as set periodically by the Internal Revenue Service. Through December 31, 2002, the Company matched employee contributions dollar for dollar up to a maximum of $1,500 per person per year. Effective January 1, 2003, the new matching structure is 50% of the first 6% of eligible earnings that are contributed by employees. Therefore, the maximum matching contribution that the Company may allocate to each participant’s account will not exceed $6,150 for the 2004 calendar year due to the $205,000 annual limit on eligible earnings imposed by the Internal Revenue Code. All matching contributions vest immediately. The Company’s matching contributions to the Plan totaled $81 million, $40 million, and $35 million in fiscal 2004, 2003, and 2002, respectively.

Effective January 1, 2004, employees who meet the age requirements and reach the Plan contribution limits can make a catch-up contribution not to exceed the lesser of 50% of their eligible compensation or the limit of $3,000 set forth in the Internal Revenue Code for the 2004 calendar year. The catch-up contributions are not eligible for matching contributions.

In addition, the Plan provides for discretionary profit-sharing contributions as determined by the Board of Directors. Such contributions to the Plan are allocated among eligible participants in the proportion of their salaries to the total salaries of all participants. There were no discretionary profit-sharing contributions made in fiscal 2004, 2003, or 2002. In fiscal 2002, the Plan provided for a one-time discretionary matching contribution of $11 million, based on $500 per eligible employee.

2004 ANNUAL REPORT 61

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.	INCOME TAXES

The provision for income taxes consisted of the following (in millions):

Years Ended	July 31, 2004	July 26, 2003	July 27, 2002
Federal:
Current	$968	$1,041	$929
Deferred	469	6	(480)

	1,437	1,047	449

State:
Current	230	138	117
Deferred	(19)	2	(68)

	211	140	49

Foreign:
Current	274	270	344
Deferred	102	(22)	(25)

	376	248	319

Total	$2,024	$1,435	$817

The Company paid income taxes of $644 million, $1.4 billion, and $909 million in fiscal 2004, 2003, and 2002, respectively. Income before provision for income taxes consisted of the following (in millions):

Years Ended	July 31, 2004	July 26, 2003	July 27, 2002
United States	$2,743	$3,325	$1,550
International	4,249	1,688	1,160

Total	$6,992	$5,013	$2,710

The items accounting for the difference between income taxes computed at the federal statutory rate and the provision for income taxes consisted of the following:

Years Ended	July 31, 2004	July 26, 2003	July 27, 2002
Federal statutory rate	35.0%	35.0%	35.0%
Effect of:
State taxes, net of federal tax benefit	1.8	1.8	1.8
Export sales benefit	(0.4)	(0.2)	(1.5)
Foreign income at other than U.S. rates	(8.3)	(8.9)	(4.9)
Nondeductible in-process R&D	—	—	0.9
Nondeductible deferred stock-based compensation	1.2	0.8	1.9
Tax credits	(0.4)	—	(3.4)
Other, net	—	0.1	0.3

Total	28.9%	28.6%	30.1%

62 CISCO SYSTEMS, INC.

U.S. income taxes and foreign withholding taxes were not provided for on a cumulative total of $4.3 billion of undistributed earnings for certain foreign subsidiaries. The Company intends to reinvest these earnings indefinitely in its foreign subsidiaries. If these earnings were distributed to the U.S. in the form of dividends or otherwise, or if the shares of the relevant foreign subsidiaries were sold or otherwise transferred, the Company would be subject to additional U.S. income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes. Determination of the amount of unrecognized deferred income tax liability related to these earnings is not practicable.

The components of the deferred tax assets (liabilities) are as follows (in millions):

	July 31, 2004	July 26, 2003
ASSETS
Allowance for doubtful accounts and returns	$231	$228
Sales-type and direct-financing leases	270	297
Loan reserves	86	123
Inventory allowances and capitalization	228	247
Investment provisions	385	654
In-process R&D, goodwill, and purchased intangible assets	469	375
Deferred revenue	1,170	899
Credits and net operating loss carryforwards	339	261
Other	541	562

Total deferred tax assets	3,719	3,646

LIABILITIES
Unremitted earnings of foreign subsidiaries	(450)	—
Unrealized gains on investments	(100)	(142)
Other	(212)	(53)

Total deferred tax liabilities	(762)	(195)

Total	$2,957	$3,451

Reclassifications have been made to the fiscal 2003 balances for certain components of deferred tax assets and liabilities in order to conform to the current year’s presentation.

The following table presents the breakdown between current and noncurrent net deferred tax assets (in millions):

	July 31, 2004	July 26, 2003
Current	$1,827	$1,975
Noncurrent	1,130	1,476

Total	$2,957	$3,451

The noncurrent portion of the deferred tax assets is included in other assets.

As of July 31, 2004, the Company’s federal and state net operating loss carryforwards for income tax purposes were $234 million and $17 million, respectively. If not utilized, the federal net operating loss carryforwards will begin to expire in fiscal 2010, and the state net operating loss carryforwards will begin to expire in fiscal 2005. As of July 31, 2004, the Company’s federal and state tax credit carryforwards for income tax purposes were $21 million and $362 million, respectively. If not utilized, the federal tax credit carryforwards will begin to expire in fiscal 2008, and state tax credit carryforwards will begin to expire in fiscal 2005.

The Company’s income taxes payable for federal, state, and foreign purposes have been reduced by the tax benefits associated with dispositions of employee stock options. The Company receives an income tax benefit calculated as the difference between the fair market value of the stock issued at the time of exercise and the option price, tax effected. These benefits were credited directly to shareholders’ equity and amounted to $537 million, $132 million, and $61 million for fiscal 2004, 2003, and 2002, respectively.

The Company’s federal income tax returns for fiscal years ended July 25, 1998 through July 28, 2001 are under examination, and the Internal Revenue Service has proposed certain adjustments. The Company believes that adequate amounts have been reserved for any adjustments that may ultimately result from these examinations.

2004 ANNUAL REPORT 63

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.	SEGMENT INFORMATION AND MAJOR CUSTOMERS

The Company’s operations involve the design, development, manufacturing, marketing, and technical support of networking and communications products and services. Cisco products include routers, switches, Advanced Technologies, and other networking equipment. These products, primarily integrated by Cisco IOS Software, link geographically dispersed LANs and WANs.

The Company conducts business globally and is managed geographically. The Company’s management makes financial decisions and allocates resources based on the information it receives from its internal management system. Prior to fiscal 2004, the Company’s management relied on the internal management system to provide sales and standard cost information by geographic theater. Beginning in fiscal 2004, production overhead and manufacturing variances and other related costs in the cost of sales information are attributed to each geographic theater in the internal management system. As a result, effective in fiscal 2004, the Company’s management uses gross margin by geographic theater, and prior period information has been reclassified to conform to the current period’s presentation.

Sales are attributed to a geographic theater based on the ordering location of the customer. The Company does not allocate research and development, sales and marketing, or general and administrative expenses to its geographic theaters in this internal management system, as management does not currently use the information to measure the performance of the operating segments. Based on established criteria, the Company has four reportable segments: the Americas, EMEA, Asia Pacific, and Japan.

Summarized financial information by theater for fiscal 2004, 2003, and 2002, as taken from the internal management system previously discussed, is as follows (in millions):

Years Ended	July 31, 2004	July 26, 2003	July 27, 2002
Net sales:
Americas	$12,233	$10,544	$10,654
EMEA	6,126	5,202	5,126
Asia Pacific	2,230	1,860	1,765
Japan	1,456	1,272	1,370

Total	$22,045	$18,878	$18,915

Gross margin:
Americas	$8,274	$7,340	$6,733
EMEA	4,244	3,659	3,269
Asia Pacific	1,532	1,313	1,121
Japan	1,076	921	890

Total	$15,126	$13,233	$12,013

The Americas theater included non-U.S. net sales of $1.1 billion, $888 million, and $988 million for fiscal 2004, 2003, and 2002, respectively. The following table presents net sales for groups of similar products and services (in millions):

Years Ended	July 31, 2004	July 26, 2003	July 27, 2002
Net sales:
Routers	$5,406	$4,859	$5,487
Switches	8,881	7,721	7,651
Advanced Technologies	3,435	2,004	1,556
Other	828	981	975

Product	18,550	15,565	15,669
Service	3,495	3,313	3,246

Total	$22,045	$18,878	$18,915

The Company reclassified net sales for groups of similar products in fiscal 2003 and 2002 to conform to the current year’s presentation. The reclassification was related to the separate classification of net sales of Advanced Technology products, which were previously included in the “Access” and “Other” product categories, and the elimination of the separate classification of net sales of Access products.

The Company refers to some of its products and technologies as Advanced Technologies. The Company has currently identified six Advanced Technologies for particular focus: home networking, IP telephony, optical networking, security, storage area networking, and wireless technology. The Company may identify additional Advanced Technologies for focus and investment in the future, and the Company’s investments in some previously identified Advanced Technologies may be curtailed or eliminated depending on market developments.

64 CISCO SYSTEMS, INC.

The majority of the Company’s assets as of July 31, 2004 and July 26, 2003 were attributable to its U.S. operations. In fiscal 2004, 2003, and 2002, no single customer accounted for 10% or more of the Company’s net sales.

Property and equipment information is based on the physical location of the assets. The following table presents property and equipment information for geographic areas (in millions):

	July 31, 2004	July 26, 2003	July 27, 2002
Property and equipment, net:
United States	$2,919	$3,186	$3,555
International	371	457	547

Total	$3,290	$3,643	$4,102

13.	NET INCOME PER SHARE

The following table presents the calculation of basic and diluted net income per share (in millions, except per-share amounts):

Years Ended	July 31, 2004	July 26, 2003	July 27, 2002
Income before cumulative effect of accounting change	$4,968	$3,578	$1,893
Cumulative effect of accounting change, net of tax	(567)	—	—

Net income	$4,401	$3,578	$1,893

Weighted-average shares — basic	6,840	7,124	7,301
Effect of dilutive potential common shares	217	99	146

Weighted-average shares — diluted	7,057	7,223	7,447

Income per share before cumulative effect of accounting change:
Basic	$0.73	$0.50	$0.26

Diluted	$0.70	$0.50	$0.25

Per-share amount of cumulative effect of accounting change:
Basic	$0.09	$—	$—

Diluted	$0.08	$—	$—

Net income per share:
Basic	$0.64	$0.50	$0.26

Diluted	$0.62	$0.50	$0.25

Dilutive potential common shares consist of employee stock options and restricted common stock. Employee stock options to purchase approximately 469 million, 838 million, and 712 million shares in fiscal 2004, 2003, and 2002, respectively, were outstanding, but were not included in the computation of diluted earnings per share because the exercise price of the stock options was greater than the average share price of the common shares, and, therefore, the effect would have been antidilutive.

14.	PENDING BUSINESS COMBINATIONS

As of July 31, 2004, the Company announced a definitive agreement to acquire the intellectual property and select other assets, and the hiring of a majority of the engineering team, from privately held Procket Networks, Inc. The Company also announced definitive agreements to acquire privately held Actona Technologies, Inc. and Parc Technologies, Ltd. The aggregate announced purchase price for these acquisitions was approximately $180 million in cash. These acquisitions closed in the first quarter of fiscal 2005.

In addition, as of July 31, 2004, the Company has made an investment in BCN Systems, Inc. (“BCN”). The Company has the right, but not the obligation, to acquire the portion of BCN it does not own, with such purchase dependent upon the Company’s sole determination as to whether certain technical conditions have been met. The aggregate total purchase value of BCN could range from approximately $45 million to approximately $195 million depending upon the achievement of certain milestones including those which would be determinable only after closing.

2004 ANNUAL REPORT 65

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF CISCO SYSTEMS, INC.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and of shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Cisco Systems, Inc. and its subsidiaries at July 31, 2004 and July 26, 2003, and the results of their operations and their cash flows for each of the three years in the period ended July 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Notes 2 and 3 to the Consolidated Financial Statements, effective January 24, 2004, the Company adopted Financial Accounting Standards Board Interpretation No. 46(R), “Consolidation of Variable Interest Entities.”

/s/ PricewaterhouseCoopers LLP

San Jose, California

September 16, 2004

66 CISCO SYSTEMS, INC.

SUPPLEMENTARY FINANCIAL DATA (UNAUDITED)

(In millions, except per-share amounts)

Quarters ended	July 31, 2004	May 1, 2004	Jan. 24, 2004	Oct. 25, 2003	July 26, 2003	April 26, 2003	Jan. 25, 2003	Oct. 26, 2002
Net sales	$5,926	$5,620	$5,398	$5,101	$4,702	$4,618	$4,713	$4,845
Gross margin	$4,055	$3,867	$3,698	$3,506	$3,289	$3,269	$3,317	$3,358
Income before cumulative effect of accounting change	$1,380	$1,211	$1,291	$1,086	$982	$987	$991	$618
Income per share before cumulative effect of accounting change–basic	$0.20	$0.18	$0.19	$0.16	$0.14	$0.14	$0.14	$0.09
Income per share before cumulative effect of accounting change–diluted	$0.20	$0.17	$0.18	$0.15	$0.14	$0.14	$0.14	$0.08
Net income	$1,380	$1,211	$724	$1,086	$982	$987	$991	$618
Net income per share–basic	$0.20	$0.18	$0.11	$0.16	$0.14	$0.14	$0.14	$0.09
Net income per share–diluted	$0.20	$0.17	$0.10	$0.15	$0.14	$0.14	$0.14	$0.08
Cash and cash equivalents and total investments	$19,267	$18,946	$19,834	$19,688	$20,652	$20,316	$21,197	$21,188

STOCK MARKET INFORMATION

Cisco common stock is traded on the Nasdaq National Market under the symbol CSCO. The following table lists the high and low sales prices for each period indicated:

	2004		2003
Fiscal	High	Low	High	Low
First quarter	$21.56	$17.42	$15.29	$8.12
Second quarter	$29.39	$19.81	$15.63	$10.14
Third quarter	$28.50	$20.82	$14.78	$12.33
Fourth quarter	$24.20	$20.07	$19.55	$14.40

The Company has never paid cash dividends on its common stock and has no present plans to do so. There were 84,686 registered shareholders as of September 9, 2004.

2004 ANNUAL REPORT 67