Form 10-K, Exhibit 13
period 2005-07-30
CISCO SYSTEMS INC
filed 2005-09-19
CIK 858877

Exhibit 13.1

Reports of Management

Statement of Management’s Responsibility

Cisco’s management has always assumed full accountability for maintaining compliance with our established financial accounting policies and for reporting our results with objectivity and the highest degree of integrity. It is critical for investors and other users of the Consolidated Financial Statements to have confidence that the financial information that we provide is timely, complete, relevant, and accurate. Management is responsible for the fair presentation of Cisco’s Consolidated Financial Statements, prepared in accordance with generally accepted accounting principles (GAAP), and has full responsibility for their integrity and accuracy.

Management, with oversight by Cisco’s Board of Directors, has established and maintains a strong ethical climate so that our affairs are conducted to the highest standards of personal and corporate conduct. Management also has established an effective system of internal control over financial reporting. Cisco’s policies and practices reflect corporate governance initiatives that are compliant with the listing requirements of NASDAQ and the corporate governance requirements of the Sarbanes-Oxley Act of 2002.

We are committed to enhancing shareholder value and fully understand and embrace our fiduciary oversight responsibilities. We are dedicated to ensuring that our high standards of financial accounting and reporting as well as our underlying system of internal controls are maintained. Our culture demands integrity and we have the highest confidence in our processes, our internal controls, and our people, who are objective in their responsibilities and who operate under the highest level of ethical standards.

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for Cisco. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management (with the participation of the principal executive officer and principal financial officer) conducted an evaluation of the effectiveness of Cisco’s internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that Cisco’s internal control over financial reporting was effective as of July 30, 2005. Management’s assessment of the effectiveness of Cisco’s internal control over financial reporting as of July 30, 2005 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

John T. Chambers	Dennis D. Powell
President and Chief Executive Officer	Senior Vice President and Chief Financial

September 16, 2005	September 16, 2005

16  Cisco Systems, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Cisco Systems, Inc.:

We have completed an integrated audit of Cisco Systems, Inc.’s 2005 consolidated financial statements and of its internal control over financial reporting as of July 30, 2005 and audits of its 2004 and 2003 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated Financial Statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareholders’ equity and of cash flows appearing on pages 40 to 43 present fairly, in all material respects, the financial position of Cisco Systems, Inc. and its subsidiaries at July 30, 2005 and July 31, 2004, and the results of their operations and their cash flows for each of the three years in the period ended July 30, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Notes 2 and 3 to the consolidated financial statements, effective January 24, 2004, the Company adopted Financial Accounting Standards Board Interpretation No. 46(R), “Consolidation of Variable Interest Entities.”

Internal Control Over Financial Reporting

Also, in our opinion, management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of July 30, 2005 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of July 30, 2005, based on criteria established in Internal Control—Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

San Jose, California

September 16, 2005

2005 Annual Report  17

SELECTED FINANCIAL DATA

Five Years Ended July 30, 2005 (in millions, except per-share amounts)

The following selected financial data should be read in conjunction with the Consolidated Financial Statements and related notes which appear on pages 40 to 70 of this Annual Report:

	July 30, 2005	July 31, 2004		July 26, 2003	July 27, 2002	July 28, 2001
Net sales	$24,801	$22,045		$18,878	$18,915	$22,293
Net income (loss)	$5,741	$4,401	(2)	$3,578	$1,893	$(1,014	)(3)
Net income (loss) per share—basic	$0.88	$0.64		$0.50	$0.26	$(0.14)
Net income (loss) per share—diluted(1)	$0.87	$0.62		$0.50	$0.25	$(0.14)
Shares used in per-share calculation—basic	6,487	6,840		7,124	7,301	7,196
Shares used in per-share calculation—diluted(1)	6,612	7,057		7,223	7,447	7,196
Cash and cash equivalents and total investments	$16,055	$19,267		$20,652	$21,456	$18,517
Total assets	$33,883	$35,594		$37,107	$37,795	$35,238

Note 1: Diluted net income per share is computed using the weighted-average number of common shares and dilutive potential common shares outstanding during the period. Diluted net loss per share is computed using the weighted-average number of common shares and excludes dilutive potential common shares, as their effect is antidilutive. The weighted-average dilutive potential common shares that were antidilutive for fiscal 2001 amounted to 348 million shares.

Note 2: Net income for fiscal 2004 included a noncash charge for the cumulative effect of accounting change relating to a stock-based compensation charge of $567 million, net of tax. See Note 3 to the Consolidated Financial Statements.

Note 3: Net loss for fiscal 2001 included restructuring costs and other special charges of $1.2 billion. In addition, net loss for fiscal 2001 included an additional excess inventory charge of $2.2 billion recorded in the third quarter period.

18  Cisco Systems, Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements regarding future events and our future results that are subject to the safe harbors created under the Securities Act of 1933 (the “Securities Act”) and the Securities Exchange Act of 1934 (the “Exchange Act”). These statements are based on current expectations, estimates, forecasts, and projections about the industries in which we operate and the beliefs and assumptions of our management. Words such as “expects,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “continues,” “may,” variations of such words, and similar expressions are intended to identify such forward-looking statements. In addition, any statements that refer to projections of our future financial performance, our anticipated growth and trends in our businesses, and other characterizations of future events or circumstances are forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and are subject to risks, uncertainties, and assumptions that are difficult to predict, including those identified below, as well as on the inside back cover of this Annual Report to Shareholders and under “Risk Factors,” and elsewhere in our Annual Report on Form 10-K. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. We undertake no obligation to revise or update any forward-looking statements for any reason.

OVERVIEW

We sell scalable, standards-based networking products that address a wide range of customers’ business needs, including improving productivity, reducing costs, and gaining a competitive advantage. Our corresponding technology focus is on delivering networking products and systems that simplify customers’ infrastructures, offer integrated services, and are highly secure. Our products and services help customers build their own network infrastructures that support tools and applications that allow them to communicate with key stakeholders, including customers, prospects, business partners, suppliers, and employees. Our product offerings fall into several categories: our core technologies, routing and switching; advanced technologies (currently including enterprise Internet Protocol (IP) communications, home networking, optical networking, security, storage area networking, and wireless technology); and other products, including our access products and network management software. In addition to our product offerings, we provide a broad range of service offerings, including technical support services and advanced services. Our customer base spans virtually all types of public and private agencies and businesses, comprising large enterprise companies, service providers, and commercial customers. We also have consumer customers through our Linksys division.

In fiscal 2005, we focused on three long-term financial priorities:

•	Seek profitable growth opportunities

•	Achieve profitability targets and improve productivity

•	Increase shareholder value

Our results for fiscal 2005 reflected increases in net sales, net income, and net income per share from fiscal 2004. Net sales were $24.8 billion, compared with $22.0 billion in fiscal 2004. Net income was $5.7 billion, compared with $4.4 billion in fiscal 2004. Diluted earnings per share were $0.87, compared with $0.62 in fiscal 2004. We have continued to achieve a good balance in revenue growth from our geographic segments, customer markets, and product families, as reflected by different geographic segments, customer markets, and product families experiencing the highest comparative quarterly revenue growth on a percentage basis over the course of fiscal 2005 and fiscal 2004.

Revenue increased in each of our geographic segments, with the Americas and Europe, Middle East, and Africa (EMEA) theaters together contributing 88.4% of the total increase in fiscal 2005. In addition, during fiscal 2005, sales of our switches, which represent the largest component of our product revenue, increased 12.5%. We also experienced increased sales of our advanced technologies products of 32.1%, reflecting an increase in sales of each of our six advanced technologies product categories. Our router revenue increased by 1.7%. Our gross margins declined from last fiscal year. Product gross margin declined primarily due to higher sales of certain lower-margin products related to switching and home networking and to the effects of pricing and discounts, which were partially offset by higher shipment volumes and lower manufacturing and other costs. We have continued to encounter price-focused competition, including competitors from Asia and, in particular, China. Service gross margin declined as we continued to invest in advanced services and technical support services. Operating expenses as a percentage of net sales have continued to decline year over year.

Cash flows from operations were $7.6 billion, compared with $7.0 billion for fiscal 2004. With regard to our balance sheet, at the end of fiscal 2005, cash and cash equivalents and total investments were $16.1 billion and for the fourth quarter of fiscal 2005, days sales outstanding (DSO) were 31 days and annualized inventory turns were 6.6. During the fiscal year, we repurchased $10.2 billion or 540 million shares of our common stock at an average price of $18.95. At the end of fiscal 2005, our cumulative purchases since the inception of the share repurchase program in September 2001 were approximately $27.2 billion, or 1.5 billion shares, at an average price of $18.15.

2005 Annual Report  19

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS—(Continued)

To position ourselves to take advantage of future growth opportunities, we have continued to rely on innovation and on taking good business risks. Our innovation strategy is a combination of internal development, strategic alliances, and acquisitions designed to provide innovative products to enhance our competitive position. We envision an architectural evolution of networking from simple connectivity of products to intelligent systems. As such, we expect that industry consolidation and the integration of our core and advanced technologies will occur along both technology and business architecture lines. In fiscal 2005, our internal development has resulted in many new product introductions, and we also increased our growth opportunities through new key strategic alliances. We have also completed 17 acquisitions to further extend our talent and technology opportunities. Further, we added, and intend to continue to add, both engineering and sales resources as we focus on developing the next wave of advanced technologies, growing the commercial market segment, capitalizing on our emerging market opportunities, and increasing our market share gains.

As we evaluate our growth prospects and manage our operations for the future, we continue to believe that a leading indicator of our growth will be the gross domestic product, or GDP, of the countries into which we sell our products. Beginning in fiscal 2006, we have reorganized our geographic segments to align our focus on long-term growth, capture emerging market opportunities, and serve our customers better.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires us to make judgments, assumptions, and estimates that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Note 2 to the Consolidated Financial Statements describes the significant accounting policies and methods used in the preparation of the Consolidated Financial Statements. The accounting policies described below are significantly affected by critical accounting estimates. Such accounting policies require significant judgments, assumptions, and estimates used in the preparation of the Consolidated Financial Statements, and actual results could differ materially from the amounts reported based on these policies.

Revenue Recognition

Our networking and communications products are integrated with software that is essential to the functionality of the equipment. We provide unspecified software upgrades and enhancements related to the equipment through our maintenance contracts for most of our products. Accordingly, we account for revenue in accordance with Statement of Position No. 97-2, “Software Revenue Recognition,” and all related interpretations. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is reasonably assured. In instances where final acceptance of the product, system, or solution is specified by the customer, revenue is deferred until all acceptance criteria have been met.

Contracts, Internet commerce agreements, and customer purchase orders are generally used to determine the existence of an arrangement. Shipping documents and customer acceptance, when applicable, are used to verify delivery. We assess whether the fee is fixed or determinable based on the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment. We assess collectibility based primarily on the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer’s payment history. When a sale involves multiple elements, such as sales of products that include services, the entire fee from the arrangement is allocated to each respective element based on its relative fair value and recognized when revenue recognition criteria for each element are met. The amount of product and service revenue recognized is affected by our judgments as to whether an arrangement includes multiple elements and, if so, whether vendor-specific objective evidence of fair value exists. Changes to the elements in an arrangement and our ability to establish vendor-specific objective evidence for those elements could affect the timing of the revenue recognition. Our total deferred revenue for products was $1.4 billion and $1.5 billion as of July 30, 2005 and July 31, 2004, respectively. Technical support services revenue is deferred and recognized ratably over the period during which the services are to be performed, which is typically from one to three years. Advanced services revenue is recognized upon delivery or completion of performance. Our total deferred revenue for services was $3.6 billion and $3.0 billion as of July 30, 2005 and July 31, 2004, respectively.

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

Allowance for Doubtful Accounts and Sales Returns

Our accounts receivable balance, net of allowance for doubtful accounts, was $2.2 billion as of July 30, 2005, compared with $1.8 billion as of July 31, 2004. The allowance for doubtful accounts as of July 30, 2005 was $162 million or 6.8% of the gross accounts receivable balance, compared with $179 million or 8.9% of the gross accounts receivable balance as of July 31, 2004. The allowance is based on our assessment of the collectibility of customer accounts. We regularly review the allowance by considering factors such as historical experience, credit quality, the age of the accounts receivable balances, and current economic conditions that may affect a customer’s ability to pay.

20  Cisco Systems, Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS—(Continued)

We had no provision for doubtful accounts in fiscal 2005. Our provision (credit) for doubtful accounts was $19 million and ($59) million for fiscal 2004 and 2003, respectively. If a major customer’s creditworthiness deteriorates, or if actual defaults are higher than our historical experience, or if other circumstances arise, our estimates of the recoverability of amounts due to us could be overstated, and additional allowances could be required, which could have an adverse impact on our revenue.

A reserve for future sales returns is established based on historical trends in product return rates. The reserve for future sales returns as of July 30, 2005 and July 31, 2004 was $63 million and $74 million, respectively, and was recorded as a reduction of our accounts receivable. If the actual future returns were to deviate from the historical data on which the reserve had been established, our revenue could be adversely affected.

Allowance for Inventory

Our inventory balance was $1.3 billion as of July 30, 2005, compared with $1.2 billion as of July 31, 2004. Our inventory allowance as of July 30, 2005 was $159 million, compared with $139 million as of July 31, 2004. We provide allowances for inventory based on excess and obsolete inventories determined primarily by future demand forecasts. The allowance is measured as the difference between the cost of the inventory and market based upon assumptions about future demand and is charged to the provision for inventory, which is a component of our cost of sales. At the point of the loss recognition, a new, lower-cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

Our provision for inventory was $221 million, $205 million, and $70 million for fiscal 2005, 2004, and 2003, respectively. If there were to be a sudden and significant decrease in demand for our products, or if there were a higher incidence of inventory obsolescence because of rapidly changing technology and customer requirements, we could be required to increase our inventory allowances, and our gross margin could be adversely affected. Inventory management remains an area of focus as we balance the need to maintain strategic inventory levels to ensure competitive lead times and the risk of inventory obsolescence.

Warranty Costs

The liability for product warranties, included in other accrued liabilities, was $259 million as of July 30, 2005, compared with $239 million as of July 31, 2004. See Note 8 to the Consolidated Financial Statements. Our products are generally covered by a warranty for periods ranging from 90 days to five years, and for some products we provide a limited lifetime warranty. We accrue for warranty costs as part of our cost of sales based on associated material costs, technical support labor costs, and associated overhead. Material cost is estimated based primarily upon historical trends in the volume of product returns within the warranty period and the cost to repair or replace the equipment. Technical support labor cost is estimated based primarily upon historical trends in the rate of customer cases and the cost to support the customer cases within the warranty period. Overhead cost is applied based on estimated time to support warranty activities.

The provision for product warranties issued during fiscal 2005 and 2004 was $411 million and $333 million, respectively. The increase in the provision for product warranties was due to a higher shipment volume of our products and an increase in warranty claims. If we continue to experience an increase in warranty claims compared with our historical experience, or if the cost of servicing warranty claims is greater than the expectations on which the accrual has been based, our gross margin could be adversely affected.

Investment Impairments

Our publicly traded equity securities are reflected in the Consolidated Balance Sheets at a fair value of $941 million as of July 30, 2005, compared with $1.1 billion as of July 31, 2004. See Note 7 to the Consolidated Financial Statements. We recognize an impairment charge when the decline in the fair value of our publicly traded equity securities below their cost basis are judged to be other-than-temporary. The ultimate value realized on these equity securities, to the extent unhedged, is subject to market price volatility until they are sold. We consider various factors in determining whether we should recognize an impairment charge, including the length of time and extent to which the fair value has been less than our cost basis, the financial condition and near-term prospects of the investee, and our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value. Our ongoing consideration of these factors could result in additional impairment charges in the future, which could adversely affect our net income. Our impairment charges on investments in publicly held companies were $5 million and $412 million in fiscal 2005 and 2003, respectively. There were no impairment charges on investments in publicly held companies in fiscal 2004.

We also have investments in privately held companies, some of which are in the startup or development stages. As of July 30, 2005, our investments in privately held companies were $421 million, compared with $354 million as of July 31, 2004, and were included in other assets. See Note 5 to the Consolidated Financial Statements. We monitor these investments for impairment and make appropriate reductions in carrying values if we determine an impairment charge is required, based primarily on the financial condition and near-term prospects of these companies. These investments are inherently risky because the markets for the technologies or products these companies are developing are typically in the early stages and may never materialize. Our impairment charges on investments in privately held companies were $39 million, $112 million, and $281 million during fiscal 2005, 2004, and 2003, respectively.

2005 Annual Report  21

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS—(Continued)

Goodwill Impairments

Our methodology for allocating the purchase price relating to purchase acquisitions is determined through established valuation techniques in the high-technology communications equipment industry. Goodwill is measured as the excess of the cost of acquisition over the sum of the amounts assigned to tangible and identifiable intangible assets acquired less liabilities assumed. We perform goodwill impairment tests on an annual basis and between annual tests in certain circumstances for each reporting unit. The goodwill recorded in the Consolidated Balance Sheets as of July 30, 2005 and July 31, 2004 was $5.3 billion and $4.2 billion, respectively. In response to changes in industry and market conditions, we could be required to strategically realign our resources and consider restructuring, disposing of, or otherwise exiting businesses, which could result in an impairment of goodwill. There was no impairment of goodwill in fiscal 2005, 2004, and 2003.

Income Taxes

We are subject to income taxes in both the United States and numerous foreign jurisdictions. Significant judgment is required in evaluating our tax positions and determining our provision for income taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. We establish reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes and interest will be due. These reserves are established when, despite our belief that our tax return positions are fully supportable, we believe that certain positions are likely to be challenged and may not be sustained on review by tax authorities. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate, as well as the related net interest.

Our effective tax rates differ from the statutory rate primarily due to acquisition-related costs, research and experimentation tax credits, state taxes, and the tax impact of foreign operations. The effective tax rate was 28.6%, 28.9%, and 28.6% for fiscal 2005, 2004, and 2003, respectively. Our future effective tax rates could be adversely affected by earnings being lower than anticipated in countries where we have lower statutory rates and higher than anticipated in countries where we have higher statutory rates, by changes in the valuation of our deferred tax assets or liabilities, or by changes in tax laws, regulations, accounting principles, or interpretations thereof. In addition, we are subject to the continuous examination of our income tax returns by the Internal Revenue Service and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes.

Loss Contingencies

We are subject to the possibility of various loss contingencies arising in the ordinary course of business. We consider the likelihood of loss or impairment of an asset or the incurrence of a liability, as well as our ability to reasonably estimate the amount of loss, in determining loss contingencies. An estimated loss contingency is accrued when it is probable that an asset has been impaired or a liability has been incurred and the amount of loss can be reasonably estimated. We regularly evaluate current information available to us to determine whether such accruals should be adjusted and whether new accruals are required.

FINANCIAL DATA FOR FISCAL 2005, 2004, AND 2003

Net Sales

We manage our business based on four geographic theaters: the Americas; EMEA; Asia Pacific; and Japan. Net sales, which include product and service revenue, for each theater are summarized in the following table (in millions, except percentages):

Years Ended	July 30, 2005	July 31, 2004	Variance in Dollars	Variance in Percent	July 31, 2004	July 26, 2003	Variance in Dollars	Variance in Percent
Net sales:
Americas	$13,929	$12,233	$1,696	13.9%	$12,233	$10,544	$1,689	16.0%
Percentage of net sales	56.2%	55.5%			55.5%	55.8%
EMEA	6,866	6,126	740	12.1%	6,126	5,202	924	17.8%
Percentage of net sales	27.7%	27.8%			27.8%	27.6%
Asia Pacific	2,486	2,230	256	11.5%	2,230	1,860	370	19.9%
Percentage of net sales	10.0%	10.1%			10.1%	9.9%
Japan	1,520	1,456	64	4.4%	1,456	1,272	184	14.5%
Percentage of net sales	6.1%	6.6%			6.6%	6.7%

Total	$24,801	$22,045	$2,756	12.5%	$22,045	$18,878	$3,167	16.8%

22  Cisco Systems, Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS—(Continued)

The following table is a breakdown of net sales between product and service revenue (in millions, except percentages):

Years Ended	July 30, 2005	July 31, 2004	Variance in Dollars	Variance in Percent	July 31, 2004	July 26, 2003	Variance in Dollars	Variance in Percent
Net sales:
Product	$20,853	$18,550	$2,303	12.4%	$18,550	$15,565	$2,985	19.2%
Percentage of net sales	84.1%	84.1%			84.1%	82.5%
Service	3,948	3,495	453	13.0%	3,495	3,313	182	5.5%
Percentage of net sales	15.9%	15.9%			15.9%	17.5%

Total	$24,801	$22,045	$2,756	12.5%	$22,045	$18,878	$3,167	16.8%

Net Product Sales by Theater

The following table is a breakdown of net product sales by theater (in millions, except percentages):

Years Ended	July 30, 2005	July 31, 2004	Variance in Dollars	Variance in Percent	July 31, 2004	July 26, 2003	Variance in Dollars	Variance in Percent
Net product sales:
Americas	$11,071	$9,662	$1,409	14.6%	$9,662	$8,109	$1,553	19.2%
Percentage of net product sales	53.1%	52.1%			52.1%	52.1%
EMEA	6,155	5,504	651	11.8%	5,504	4,609	895	19.4%
Percentage of net product sales	29.5%	29.7%			29.7%	29.6%
Asia Pacific	2,243	2,039	204	10.0%	2,039	1,687	352	20.9%
Percentage of net product sales	10.8%	11.0%			11.0%	10.8%
Japan	1,384	1,345	39	2.9%	1,345	1,160	185	15.9%
Percentage of net product sales	6.6%	7.2%			7.2%	7.5%

Total	$20,853	$18,550	$2,303	12.4%	$18,550	$15,565	$2,985	19.2%

Net Product Sales by Groups of Similar Products

The following table presents net sales for groups of similar products (in millions, except percentages):

Years Ended	July 30, 2005	July 31, 2004	Variance in Dollars	Variance in Percent	July 31, 2004	July 26, 2003	Variance in Dollars	Variance in Percent
Net product sales:
Routers	$5,498	$5,406	$92	1.7%	$5,406	$4,859	$547	11.3%
Percentage of net product sales	26.4%	29.1%			29.1%	31.2%
Switches	10,104	8,980	1,124	12.5%	8,980	7,721	1,259	16.3%
Percentage of net product sales	48.5%	48.4%			48.4%	49.6%
Advanced technologies	4,408	3,336	1,072	32.1%	3,336	2,004	1,332	66.5%
Percentage of net product sales	21.1%	18.0%			18.0%	12.9%
Other	843	828	15	1.8%	828	981	(153)	(15.6)%
Percentage of net product sales	4.0%	4.5%			4.5%	6.3%

Total	$20,853	$18,550	$2,303	12.4%	$18,550	$15,565	$2,985	19.2%

Gross Margin

The following table shows the gross margin for each theater (in millions, except percentages):

	AMOUNT			PERCENTAGE
Years Ended	July 30, 2005	July 31, 2004	July 26, 2003	July 30, 2005	July 31, 2004	July 26, 2003
Gross margin:
Americas	$9,213	$8,274	$7,340	66.1%	67.6%	69.6%
EMEA	4,754	4,244	3,659	69.2%	69.3%	70.3%
Asia Pacific	1,671	1,532	1,313	67.2%	68.7%	70.6%
Japan	1,033	1,076	921	68.0%	73.9%	72.4%

Total	$16,671	$15,126	$13,233	67.2%	68.6%	70.1%

2005 Annual Report  23

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS—(Continued)

The following table shows the gross margin for products and services (in millions, except percentages):

	AMOUNT			PERCENTAGE
Years Ended	July 30, 2005	July 31, 2004	July 26, 2003	July 30, 2005	July 31, 2004	July 26, 2003
Gross margin:
Product	$14,095	$12,784	$10,971	67.6%	68.9%	70.5%
Service	2,576	2,342	2,262	65.2%	67.0%	68.3%

Total	$16,671	$15,126	$13,233	67.2%	68.6%	70.1%

Research and Development, Sales and Marketing, and General and Administrative Expenses

Research and development (R&D), sales and marketing, and general and administrative (G&A) expenses are summarized in the following table (in millions, except percentages):

Years Ended	July 30, 2005	July 31, 2004	Variance in Dollars	Variance in Percent	July 31, 2004	July 26, 2003	Variance in Dollars	Variance in Percent
Research and development	$3,322	$3,192	$130	4.1%	$3,192	$3,135	$57	1.8%
Percentage of net sales	13.4%	14.5%			14.5%	16.6%
Sales and marketing	4,721	4,530	191	4.2%	4,530	4,116	414	10.1%
Percentage of net sales	19.0%	20.6%			20.6%	21.8%
General and administrative	959	867	92	10.6%	867	702	165	23.5%
Percentage of net sales	3.9%	3.9%			3.9%	3.7%

Total	$9,002	$8,589	$413	4.8%	$8,589	$7,953	$636	8.0%
Percentage of net sales	36.3%	39.0%			39.0%	42.1%

Interest and Other Income (Loss), Net

Interest and other income (loss), net, were as follows (in millions):

Years Ended	July 30, 2005	July 31, 2004	Variance in Dollars	July 31, 2004	July 26, 2003	Variance in Dollars
Interest income	$552	$512	$40	$512	$660	$(148)
Other income (loss), net	68	188	(120)	188	(529)	717

Total	$620	$700	$(80)	$700	$131	$569

DISCUSSION OF FISCAL 2005 AND 2004

The following discussion of fiscal 2005 compared with fiscal 2004 should be read in conjunction with the section of this report entitled “Financial Data for Fiscal 2005, 2004, and 2003.”

Net Sales

The increase in net product sales can be attributed to the continued gradual recovery in the global economic environment coupled with increased information technology-related capital spending in our enterprise, service provider, commercial, and consumer markets. The increase in net product sales occurred across all geographic theaters, with the Americas and EMEA theaters contributing 89.4% of the total increase. The majority of the increase in net product sales was related to higher sales of switches, which contributed 48.8% of the total increase, and higher sales of advanced technology products, which contributed 46.5% of the total increase. The increase in service revenue was primarily due to increased technical support service contract initiations and renewals associated with higher product sales that have resulted in a larger installed base of equipment being serviced.

Fiscal 2005 had 52 weeks compared with 53 weeks in fiscal 2004, and we believe that this extra week may have had a positive impact on our sales in fiscal 2004. However, we are not able to quantify the effect of the slightly longer year on our revenue.

24  Cisco Systems, Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS—(Continued)

Net Product Sales by Theater

Net product sales in the Americas theater consist of net product sales in the United States and Americas International, which includes Canada, Mexico, and Latin America. The increase in net product sales in the Americas theater was due to an increase in net product sales to all of our customer markets in the United States. However, our sales to the U.S. federal government, included within our enterprise market, experienced weakness due to, we believe, a realignment of spending priorities.

Net product sales in the EMEA theater increased primarily as a result of continued product deployment by service providers and growth in enterprise markets. Net product sales in the United Kingdom represented the largest increase in the EMEA theater. In Asia Pacific, net product sales increased primarily as a result of infrastructure builds, broadband acceleration, and investments by Asian telecommunications carriers. The growth was primarily in the service provider and enterprise markets in India, Korea, and Australia. However, we experienced weakness in our product sales to China. Net product sales in the Japan theater have continued to reflect ongoing economic and other challenges in the theater.

As a result of organizational changes, beginning in fiscal 2006, our reportable segments will be changed to the following theaters: United States and Canada; European Markets; Emerging Markets; Asia Pacific; and Japan. The organizational changes are designed to align our focus on long-term growth, capture emerging market opportunities, and serve our customers better.

Net Product Sales by Groups of Similar Products

Routers    The increase in net product sales related to routers in fiscal 2005 was primarily due to sales of high-end routers. Our sales of high-end routers, which represent a larger proportion of our total router sales compared with midrange and low-end routers, increased by $122 million over the prior fiscal year. Sales of our midrange and low-end routers decreased by $30 million. In fiscal 2005, we introduced the integrated services router. Sales of integrated services routers represented approximately 20% of our total revenue from midrange and low-end routers in fiscal 2005. For the fourth quarter of fiscal 2005, sales of integrated services routers represented approximately 35% of our total revenue from midrange and low-end routers. Our high-end router sales are primarily to service providers, which tend to make large and sporadic purchases. In addition, our router sales in fiscal 2005 may have been impacted by new product introductions and increased competition from price-focused competitors.

Switches    The increase in net product sales related to switches in fiscal 2005 was due to sales of local-area network (LAN) fixed switches and LAN modular switches. Our sales of LAN fixed and modular switches increased by approximately $1.2 billion, compared with last fiscal year. The increase in sales of LAN switches was a result of the continued adoption of new technologies by our customers, resulting in higher sales of our high-end modular switch, the Cisco Catalyst 6500 Series, and fixed switches, including the Cisco Catalyst 3750 Series and Catalyst 3560 Series.

Advanced Technologies    We experienced higher sales in fiscal 2005 in all of our advanced technologies compared with fiscal 2004. Home networking product sales increased by approximately $250 million, and were related to the growth of our wireless and wired router businesses. Enterprise IP communications sales increased by approximately $220 million primarily due to sales of IP phones and associated software as our customers transitioned from an analog-based to an IP-based infrastructure. Sales of security products increased by approximately $210 million primarily due to module and line-card sales related to our routers and LAN modular switches as customers continued to emphasize network security. Optical product sales increased by approximately $150 million due to sales of the Cisco ONS 15454E and ONS 15454 platforms. Wireless LAN product sales increased by approximately $135 million. Sales of storage area networking products increased by approximately $105 million. Wireless LAN and storage area networking product sales increased primarily due to new customers and continued deployments with existing customers.

2005 Annual Report  25

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS—(Continued)

Factors That May Impact Net Product Sales    Net product sales may continue to be affected by changes in the geopolitical environment and global economic conditions; competition, including price-focused competitors from Asia, especially China; new product introductions; sales cycles and product implementation cycles; changes in the mix of our customers between service provider and enterprise markets; changes in the mix of direct sales and indirect sales; variations in sales channels; and final acceptance criteria of the product, system, or solution as specified by the customer. In addition, sales to the service provider market have been characterized by large and often sporadic purchases, especially relating to our router sales and sales of certain of our advanced technologies. In addition, service provider customers typically have longer implementation cycles, require a broader range of services including network design services, and often have acceptance provisions that can lead to a delay in revenue recognition. To improve customer satisfaction, we continue to focus on managing our manufacturing lead-time performance, which may result in corresponding reductions in order backlog. A decline in backlog levels could result in more variability and less predictability in our quarter-to-quarter net sales and operating results. Net product sales may also be adversely affected by fluctuations in demand for our products, especially with respect to Internet businesses and telecommunications service providers, price and product competition in the communications and networking industries, introduction and market acceptance of new technologies and products, adoption of new networking standards, and financial difficulties experienced by our customers. We may, from time to time, experience manufacturing issues that create a delay in our suppliers’ ability to provide specific components, resulting in delayed shipments. To the extent that manufacturing issues and any related component shortages result in delayed shipments in the future, and particularly in periods when we and our suppliers are operating at higher levels of capacity, it is possible that revenue for a quarter could be adversely affected if such matters are not remediated within the same quarter.

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

Product Gross Margin

Product gross margin percentage decreased by 1.3%. Changes in the mix of products sold decreased product gross margin by approximately 2.5% due to higher sales of certain lower-margin switching products and increased sales of home networking products. Product pricing reductions and sales discounts decreased product gross margin by approximately 2%. In addition, a higher provision for warranty and a higher provision for inventory decreased product gross margin by approximately 0.5%. However, lower overall manufacturing costs related to lower component costs and value engineering and other manufacturing-related costs increased product gross margin by approximately 2%. Value engineering is the process by which the production costs are reduced through component redesign, board configuration, test processes, and transformation processes. Higher shipment volumes also increased product gross margin by approximately 1.5%.

Product gross margin may continue to be adversely affected in the future by: changes in the mix of products sold, including further periods of increased growth of some of our lower-margin products; introduction of new products, including products with price-performance advantages; our ability to reduce production costs; entry into new markets, including markets with different pricing and cost structures; changes in distribution channels; price competition, including competitors from Asia and especially China; changes in geographic mix; sales discounts; increases in material or labor costs; excess inventory and obsolescence charges; warranty costs; changes in shipment volume; loss of cost savings due to changes in component pricing; impact of value engineering; inventory holding charges; and how well we execute on our strategic and operating plans.

26  Cisco Systems, Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS—(Continued)

Service Gross Margin

Service gross margin percentage decreased by 1.8%. The decrease in service gross margin was primarily due to increased investments in the service portion of our business during fiscal 2005. One specific area of investment is advanced services, comprising highly specialized employees. As we add personnel and resources to support growth in this business, our service margins will typically be adversely affected in the near term. We have also added investments in our technical support business.

Our service gross margin from technical support services is higher than service gross margin from our advanced services. Service gross margin will typically experience some variability over time due to various factors such as the change in mix between technical support services and advanced services, as well as the timing of technical support service contract initiations and renewals and the timing of our adding personnel and resources to support this business. Our revenue from advanced services may continue to increase to a higher proportion of total service revenue due to our continued focus on providing comprehensive support to our customers’ networking devices, applications, and infrastructures.

Research and Development, Sales and Marketing, and General and Administrative Expenses

R&D expenses in fiscal 2005 were higher primarily due to higher headcount-related expenses of approximately $75 million and higher discretionary spending of approximately $35 million. We have continued to invest in R&D activities and to purchase or license technology in order to bring a broad range of products to market in a timely fashion. If we believe that we are unable to enter a particular market in a timely manner with internally developed products, we may license technology from other businesses or acquire businesses as an alternative to internal R&D. All of our R&D costs have been expensed as incurred.

Sales and marketing expenses in fiscal 2005 increased due to higher sales expenses of $151 million and higher marketing expenses of $40 million. Sales expenses increased primarily due to the effect of foreign currency fluctuations of approximately $100 million, net of hedging; and an increase in headcount-related expenses of approximately $60 million (including an adjustment of approximately $40 million relating to the prior fiscal year which reduced sales commissions). Marketing expenses increased primarily due to various marketing programs globally and other marketing investments.

The increase in our general and administrative expenses in fiscal 2005 was primarily attributable to costs incurred associated with various compliance programs and expenses related to investments in internal information technology systems and related program spending.

We continued to increase our headcount in fiscal 2005. Our headcount increased by 4,042 employees in fiscal 2005, of which approximately 1,200 of the new employees were attributable to acquisitions we completed in fiscal 2005. We intend to continue to add both engineering and sales resources as we focus on developing the next wave of advanced technologies, growing the commercial market segment, capitalizing on our emerging market opportunities, and increasing our market share gains. If we do not achieve the benefits anticipated from these investments, our operating results may be adversely affected.

Amortization of Purchased Intangible Assets

Amortization of purchased intangible assets included in operating expenses was $227 million in fiscal 2005, compared with $242 million in fiscal 2004. For additional information regarding purchased intangibles, see Note 3 to the Consolidated Financial Statements.

In-Process Research and Development

Our methodology for allocating the purchase price, relating to purchase acquisitions, to in-process R&D is determined through established valuation techniques in the high-technology communications equipment industry. In-process R&D expense in fiscal 2005 was $26 million, compared with $3 million in fiscal 2004. See Note 3 to the Consolidated Financial Statements for additional information regarding the acquisitions completed in fiscal 2005 and fiscal 2004 and the in-process R&D recorded for each acquisition. In-process R&D was expensed upon acquisition because technological feasibility had not been established and no future alternative uses existed.

The fair value of the existing purchased technology and patents, as well as the technology under development, is determined using the income approach, which discounts expected future cash flows to present value. The discount rates used in the present value calculations are typically derived from a weighted-average cost of capital analysis and venture capital surveys, adjusted upward to reflect additional risks inherent in the development lifecycle. We consider the pricing model for products related to these acquisitions to be standard within the high-technology communications equipment industry. However, we do not expect to achieve a material amount of expense reductions as a result of integrating the acquired in-process technology. Therefore, the valuation assumptions do not include significant anticipated cost savings.

2005 Annual Report  27

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS—(Continued)

For purchase acquisitions completed to date, the development of these technologies remains a significant risk due to the remaining efforts to achieve technical viability, rapidly changing customer markets, uncertain standards for new products, and significant competitive threats. The nature of the efforts to develop these technologies into commercially viable products consists primarily of planning, designing, experimenting, and testing activities necessary to determine that the technologies can meet market expectations, including functionality and technical requirements. Failure to bring these products to market in a timely manner could result in a loss of market share or a lost opportunity to capitalize on emerging markets and could have a material adverse impact on our business and operating results.

The following table summarizes the key assumptions underlying the valuation for our purchase acquisitions completed in fiscal 2005 and fiscal 2004, for which in-process R&D was recorded (in millions, except percentages):

Acquisition	In-Process R&D Expense	Estimated Cost to Complete Technology at Time of Acquisition	Risk-Adjusted Discount Rate for In-Process R&D
FISCAL 2005
Actona Technologies, Inc.	$4	$1	24.0%
Airespace, Inc.	3	1	22.0%
dynamicsoft, Inc.	2	1	23.0%
FineGround Networks, Inc.	1	1	20.0%
P-Cube Inc.	6	2	24.0%
Perfigo, Inc.	2	1	22.0%
Protego Networks, Inc.	3	1	22.0%
Sipura Technology, Inc.	1	1	23.0%
Topspin Communications, Inc.	4	2	21.0%

Total	$26	$11

FISCAL 2004
Latitude Communications, Inc.	$1	$1	16.5%
Riverhead Networks, Inc.	2	1	23.0%

Total	$3	$2

The key assumptions primarily consist of an expected completion date for the in-process projects; estimated costs to complete the projects; revenue and expense projections, assuming the products have entered the market; and discount rates based on the risks associated with the development lifecycle of the in-process technology acquired. Failure to achieve the expected levels of revenue and net income from these products will negatively impact the return on investment expected at the time that the acquisitions were completed and may result in impairment charges. Actual results from the purchase acquisitions to date did not have a material adverse impact on our business and operating results.

Interest Income

The increase in interest income was primarily due to higher average interest rates on our portfolio of cash and cash equivalents and fixed income securities, partially offset by a decrease in the portfolio balance.

Other Income (Loss), Net

The components of other income (loss), net, are as follows (in millions):

Years Ended	July 30, 2005	July 31, 2004
Net gains on investments in fixed income and publicly traded equity securities	$88	$206
Impairment charges on publicly traded equity securities	(5)	—
Net gains on investments in privately held companies	51	61
Impairment charges on investments in privately held companies	(39)	(112)

Net gains (losses) and impairment charges on investments	95	155
Other	(27)	33

Total	$68	$188

28  Cisco Systems, Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS—(Continued)

Provision for Income Taxes

The effective tax rate was 28.6% for fiscal 2005 and 28.9% for fiscal 2004. The effective tax rate differs from the statutory rate primarily due to acquisition-related costs, research and experimentation tax credits, state taxes, and the tax impact of foreign operations.

During the fourth quarter of fiscal 2005, the Internal Revenue Service completed its examination of our federal income tax returns for the fiscal years ended July 25, 1998 through July 28, 2001. Based on the results of the examination, we have decreased previously recorded tax reserves by approximately $110 million and decreased income tax expense by a corresponding amount. This decrease to the provision for income taxes was offset by increases to the provision for income taxes of $57 million related to a fourth quarter fiscal 2005 intercompany restructuring of certain of our foreign operations and $70 million related to the effects of new U.S. tax regulations effective in fiscal 2005 that require intercompany reimbursement of certain stock-based compensation expenses.

Our future effective tax rates could be adversely affected by earnings being lower than anticipated in countries where we have lower statutory rates and higher than anticipated in countries where we have higher statutory rates, by changes in the valuation of our deferred tax assets or liabilities, or by changes in tax laws, regulations, accounting principles, or interpretations thereof. In addition, we are subject to the continuous examination of our income tax returns by the Internal Revenue Service and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes.

On October 22, 2004, the American Jobs Creation Act of 2004 (the “Jobs Creation Act”) was signed into law. The Jobs Creation Act creates a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad by providing an 85 percent dividends received deduction for certain dividends from controlled foreign corporations. In the first quarter of fiscal 2006, we distributed cash from our foreign subsidiaries and will report an extraordinary dividend (as defined in the Jobs Creation Act) of $1.2 billion and a related tax liability of approximately $63 million in our fiscal 2006 federal income tax return. This amount was previously provided for in the provision for income taxes and is included in income taxes payable.

In July 2005, the Financial Accounting Standards Board (FASB) issued an Exposure Draft of a proposed Interpretation “Accounting for Uncertain Tax Positions—an interpretation of FASB Statement No. 109.” Under the proposed Interpretation, a company would recognize in its financial statements its best estimate of the benefit of a tax position, only if the tax position is considered probable of being sustained on audit based solely on the technical merits of the tax position. In evaluating whether the probable recognition threshold has been met, the proposed Interpretation would require the presumption that the tax position will be evaluated during an audit by taxing authorities. The proposed Interpretation would be effective as of the end of the first fiscal year ending after December 15, 2005, with a cumulative effect of a change in accounting principle to be recorded upon the initial adoption. The proposed Interpretation would apply to all tax positions and only benefits from tax positions that meet the probable recognition threshold at or after the effective date would be recognized. We are currently analyzing the proposed Interpretation and have not determined its potential impact on our Consolidated Financial Statements. While we cannot predict with certainty the rules in the final Interpretation, there is risk that the final Interpretation could result in a cumulative effect charge to earnings upon adoption, increases in future effective tax rates, and/or increases in future interperiod effective tax rate volatility.

Cumulative Effect of Accounting Change, Net of Tax

In April 2001, we entered into a commitment to provide convertible debt funding of approximately $84 million to Andiamo Systems, Inc. (“Andiamo”), a privately held storage switch developer. This debt was convertible into approximately 44% of the equity of Andiamo. In connection with this investment, we obtained a call option that provided us the right to purchase Andiamo. The purchase price under the call option was based on a valuation of Andiamo using a negotiated formula. On August 19, 2002, we entered into a definitive agreement to acquire Andiamo, which represented the exercise of our rights under the call option. We also entered into a commitment to provide nonconvertible debt funding to Andiamo of approximately $100 million through the close of the acquisition. Substantially all of the convertible debt funding of $84 million and nonconvertible debt funding of $100 million was expensed as R&D costs.

We adopted FASB Interpretation No. 46(R), “Consolidation of Variable Interest Entities” (“FIN 46(R)”), effective January 24, 2004. We evaluated our debt investment in Andiamo and determined that Andiamo was a variable interest entity under FIN 46(R). We concluded that we were the primary beneficiary as defined by FIN 46(R) and, therefore, accounted for Andiamo as if we had consolidated Andiamo since our initial investment in April 2001. The consolidation of Andiamo from the date of our initial investment required accounting for the call option as a repurchase right. Under FASB Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation,” and related interpretations, variable accounting was required for substantially all Andiamo employee stock and options because the ending purchase price was primarily derived from a revenue-based formula.

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

2005 Annual Report  29

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS—(Continued)

On February 19, 2004, we completed the acquisition of Andiamo, exchanging approximately 23 million shares of our common stock for Andiamo shares not owned by us and assuming approximately 6 million stock options, for a total estimated value of $750 million, primarily derived from the revenue-based formula, which after stock price-related adjustments resulted in a total amount recorded of $722 million as summarized in the table below.

Subsequent to the adoption of FIN 46(R), changes to the value of Andiamo and the continued vesting of the employee stock and options resulted in an adjustment to the noncash stock compensation charge. We recorded a noncash variable stock compensation adjustment of $58 million in the third quarter of fiscal 2004 to the cumulative stock compensation charge recorded in the second quarter of fiscal 2004 to account for the additional vesting of the Andiamo employee stock and options and changes in the formula-based valuation from January 24, 2004 until February 19, 2004. This noncash adjustment was reported as R&D expense of $52 million and sales and marketing expense of $6 million in the Consolidated Statements of Operations, as stock-based compensation related to acquisitions and investments in the Consolidated Statements of Cash Flows, and as an increase to additional paid-in capital in the Consolidated Statements of Shareholders’ Equity. In addition, upon completion of the acquisition, deferred stock-based compensation of $90 million was recorded to reflect the unvested portion of the formula-based valuation of the Andiamo employee stock and options. See Note 3 to the Consolidated Financial Statements. The amount of deferred stock-based compensation was fixed at the date of acquisition and is being amortized over the vesting period of the Andiamo employee stock and options of approximately two years.

A summary of the accounting of the initial consolidation under FIN 46(R) and the subsequent purchase of Andiamo, after stock price-related adjustments, is as follows (in millions):

Amount
Cumulative effect of accounting change, net of tax benefit of $5	$567
Variable stock-based compensation	58
Deferred stock-based compensation	90
Net assets	7

Total	$722

DISCUSSION OF FISCAL 2004 AND 2003

The following discussion of fiscal 2004 compared with fiscal 2003 should be read in conjunction with the section of this report entitled “Financial Data for Fiscal 2005, 2004, and 2003.”

Net Sales

The increase in net product sales was due to the impact of a gradual recovery in the global economic environment coupled with increased information technology-related capital spending in our enterprise, service provider, commercial, and consumer markets. The increase in net product sales occurred across all geographic theaters with the Americas and EMEA theaters contributing approximately 82.0% of the total increase. The majority of the increase in net product sales was related to higher sales of advanced technology products, which contributed approximately 47.9% of the total increase, and higher sales of switches, which contributed approximately 38.9% of the total increase. The increase in service revenue was primarily due to increased technical support service contract initiations and renewals associated with product sales.

Fiscal 2004 had 53 weeks, compared with 52 weeks in fiscal 2003, and we believe that this extra week may have had a positive impact on our sales in fiscal 2004. However, we are not able to quantify the effect of the slightly longer year on our revenue.

Net Product Sales by Theater

Net product sales in the Americas theater increased due to sales of home networking products increasing by approximately $513 million as a result of our acquisition of the Linksys business in the fourth quarter of fiscal 2003. The remainder of the increase in net product sales in the Americas theater was primarily due to an increase in net product sales to enterprise customers and the U.S. federal government. The increase in net product sales to enterprise customers was due to the impact of a gradual recovery in the economic environment coupled with increased information technology-related capital spending. Net product sales to the U.S. federal government increased by approximately 20% due to higher spending in the defense sector.

Net product sales in the EMEA theater increased primarily as a result of continued product deployment by service providers and growth in enterprise markets, especially in the public sector. The increase in net product sales in the EMEA theater occurred primarily in the United Kingdom, Germany, the Netherlands, and Russia.

In Asia Pacific, net product sales increased primarily as a result of infrastructure builds, broadband acceleration, and investments by Asian telecommunication carriers. The growth was primarily in the service provider and enterprise markets in China, Korea, and India. Net product sales in the Japan theater increased primarily as a result of growth in the service provider market.

30  Cisco Systems, Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS—(Continued)

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

Switches    The increase in net product sales related to switches was primarily due to sales of LAN modular switches, which increased by $694 million, and LAN fixed switches, which increased by $655 million, partially offset by sales of wide-area network (WAN) switches, which decreased by $90 million. The increase in sales of LAN switches was a result of new technologies being implemented by our customers, which resulted in higher sales of our modular switches, Cisco Catalyst 6500 Series and Catalyst 4500 Series, and fixed-configuration switches, including the Cisco Catalyst 3750 Series, introduced in the fourth quarter of fiscal 2003, and the Cisco Catalyst 3550 Series. The decline in sales of WAN switches was due to the continued technology migration away from Asynchronous Transfer Mode (ATM) to IP.

Advanced Technologies    The increase in net product sales related to advanced technologies was primarily due to sales of products in all six of our advanced technology markets. Sales of our home networking products, which increased $605 million, were related to our acquisition of the Linksys business in the fourth quarter of fiscal 2003. An increase of $228 million in sales of security products was primarily due to module and line card sales related to our routers and switches as customers continued to emphasize network security in light of continuing, well-publicized worms, viruses, and other attacks. Sales of enterprise IP communications products increased $144 million primarily due to sales of IP phones and associated software related to the transition from analog to IP-based infrastructure. Our wireless technology product sales increased $157 million due to sales of our access points as we gained new customers and continued deployments with existing customers. Sales of storage area networking products, which increased $113 million, were related to our acquisition of Andiamo in the third quarter of fiscal 2004. See Note 3 to the Consolidated Financial Statements. The increase of $85 million in sales of optical products was due to an increase in the sales of the Cisco ONS 15454 platform.

Net Service Revenue

The increase in net service revenue was primarily due to increased technical support service contract initiations and renewals associated with higher product sales that have resulted in a larger installed base of equipment being serviced and revenue from advanced services, which relates to consulting support services of our technologies for specific networking needs.

Product Gross Margin

Product gross margin decreased by 1.6%. Changes in the mix of products sold decreased product gross margin by approximately 3% due to increased sales of home networking products related to our acquisition of the Linksys business and new product introductions within our switching business. Product pricing reductions and sales discounts decreased product gross margin by approximately 1%, and higher provision for inventory decreased product gross margin by 0.6%. However, lower manufacturing costs related to lower component costs and value engineering and other manufacturing-related costs increased product gross margin by approximately 1.5%. Higher shipment volume also increased product gross margin by approximately 1.5%.

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

Research and Development, Sales and Marketing, and General and Administrative Expenses

R&D expenses increased primarily due to higher discretionary spending of $87 million, primarily related to higher prototype expenses and due to an additional week of headcount-related expense of $28 million. The increase in R&D expenses was partially offset by lower depreciation expense of $61 million. The increase in R&D expenses reflects our continued investment in R&D efforts in routers, switches, advanced technologies, and other product technologies. In May 2004, we announced plans to hire additional engineers.

2005 Annual Report  31

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS—(Continued)

Sales and marketing expenses increased primarily due to increases in sales expenses of $270 million and marketing expenses of $144 million. The increase in sales expenses was primarily due to the effect of foreign currency fluctuations, net of hedging, of approximately $120 million, and an increase in sales commissions of approximately $110 million partially offset by a decrease in sales program expenses of $86 million. The remaining increase was primarily due to higher discretionary spending. The increase in marketing expenses was primarily related to an increase of $66 million in our integrated marketing campaign. The increase in marketing expenses was also attributable to additional expenses of $33 million related to our acquisition of the Linksys business in the fourth quarter of fiscal 2003. In May 2004, we announced plans to increase the size of our sales force.

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

In-Process Research and Development

The following table summarizes the key assumptions underlying the valuation for our purchase acquisitions completed in fiscal 2004 and fiscal 2003, for which in-process R&D was recorded (in millions, except percentages):

Acquisition	In-Process R&D Expense	Estimated Cost to Complete Technology at Time of Acquisition	Risk-Adjusted Discount Rate for In-Process R&D
FISCAL 2004
Latitude Communications, Inc.	$1	$1	16.5%
Riverhead Networks, Inc.	2	1	23.0%

Total	$3	$2

FISCAL 2003
Okena, Inc.	$3	$1	22.0%
SignalWorks, Inc.	1	1	24.0%

Total	$4	$2

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

The impairment charges on publicly traded equity securities of $412 million, pretax, during fiscal 2003 were due to the decline in the fair value of certain publicly traded equity securities below their cost basis that were judged to be other-than-temporary.

32  Cisco Systems, Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS—(Continued)

Provision for Income Taxes

The effective tax rate was 28.9% for fiscal 2004 and 28.6% for fiscal 2003. The effective tax rate differs from the statutory rate primarily due to acquisition-related costs, research and experimentation tax credits, state taxes, and the tax impact of foreign operations.

Recent Accounting Pronouncement

In December 2004, the FASB issued Statement No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”), which requires the measurement and recognition of compensation expense for all stock-based compensation payments and supersedes the current accounting under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). SFAS 123(R) is effective for all annual periods beginning after June 15, 2005. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to the adoption of SFAS 123(R).

We adopted SFAS 123(R) in the first quarter of fiscal 2006 and will continue to evaluate the impact of SFAS 123(R) on our operating results and financial condition. The pro forma information in Note 10 presents the estimated compensation charges under Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation.” As a result of the provisions of SFAS 123(R) and SAB 107, we expect the compensation charges under SFAS 123(R) to reduce diluted net income per share by approximately $0.12 to $0.14 per share for fiscal 2006. However, our assessment of the estimated compensation charges is affected by our stock price as well as assumptions regarding a number of complex and subjective variables and the related tax impact. These variables include, but are not limited to, the volatility of our stock price and employee stock option exercise behaviors. We will recognize compensation cost for stock-based awards issued after July 30, 2005 on a straight-line basis over the requisite service period for the entire award.

LIQUIDITY AND CAPITAL RESOURCES

The following sections discuss the effects of changes in our balance sheet and cash flows, contractual obligations, certain commitments, and the stock repurchase program on our liquidity and capital resources.

Balance Sheet and Cash Flows

Cash and Cash Equivalents and Total Investments    The following table summarizes our cash and cash equivalents and total investments (in millions):

	July 30, 2005	July 31, 2004	Increase (Decrease)
Cash and cash equivalents	$4,742	$3,722	$1,020
Fixed income securities	10,372	14,411	(4,039)
Publicly traded equity securities	941	1,134	(193)

Total	$16,055	$19,267	$(3,212)

The decrease in cash and cash equivalents and total investments was primarily a result of cash used for the repurchase of common stock of $10.2 billion, acquisitions of businesses of $911 million, and capital expenditures of $692 million, partially offset by cash provided by operating activities of $7.6 billion and cash provided by the issuance of common stock of $1.1 billion related to employee stock option exercises and employee stock purchases.

We expect that cash provided by operating activities may fluctuate in future periods as a result of a number of factors, including fluctuations in our operating results, shipment linearity, accounts receivable collections, inventory management, expensing stock options, and the timing and amount of tax and other payments. Shipment linearity is a measure of the level of shipments throughout a particular quarter. For additional discussion, see the section entitled “Risk Factors” in our Annual Report on Form 10-K.

Accounts Receivable, Net    The following table summarizes our accounts receivable, net (in millions):

	July 30, 2005	July 31, 2004	Increase (Decrease)
Accounts receivable, net	$2,216	$1,825	$391

DSO in accounts receivables as of July 30, 2005 and July 31, 2004 were 31 days and 28 days, respectively. The increase in DSO was due to more billings occurring later in the fourth quarter of fiscal 2005 related to our product billings and also to the initiations and renewals of technical support service contracts.

Our accounts receivable and DSO are primarily affected by shipment linearity and collections performance. A steady level of shipments and good collections performance will result in reduced DSO compared with a higher level of shipments toward the end of a quarter, which will result in a shorter amount of time to collect the related accounts receivable and increased DSO.

2005 Annual Report  33

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS—(Continued)

Inventories    The following table summarizes our inventories (in millions):

	July 30, 2005	July 31, 2004	Increase (Decrease)
Raw materials	$82	$58	$24
Work in process	431	416	15
Finished goods:
Distributor inventory and deferred cost of sales	385	316	69
Manufacturing finished goods	184	206	(22)

Total finished goods	569	522	47

Service-related spares	180	177	3
Demonstration systems	35	34	1

Total	$1,297	$1,207	$90

Annualized inventory turns were 6.6 in the fourth quarter of fiscal 2005, compared with 6.4 in the fourth quarter of fiscal 2004. Our finished goods consist of distributor inventory and deferred costs of sales and manufacturing finished goods. Distributor inventory and deferred cost of sales are related to unrecognized revenue on shipments to distributors and retail partners and shipments to enterprise and service provider customers. Manufacturing finished goods consist primarily of build-to-order and build-to-stock products, including home networking products. Service-related spares consist of reusable equipment related to our technical support and warranty activities. All inventories are accounted for at the lower of cost or market.

Inventory management remains an area of focus as we balance the need to maintain strategic inventory levels to ensure competitive lead times against the risk of inventory obsolescence because of rapidly changing technology and customer requirements. We believe the amount of our inventory is appropriate for our current revenue levels.

Deferred Revenue    The breakdown of deferred revenue was as follows (in millions):

	July 30, 2005	July 31, 2004	Increase (Decrease)
Deferred revenue:
Service	$3,618	$3,047	$571
Product	1,424	1,455	(31)

Total	$5,042	$4,502	$540

Reported as:
Current	$3,854	$3,527	$327
Noncurrent	1,188	975	213

Total	$5,042	$4,502	$540

The increase in deferred service revenue reflects the impact of the increase in the volume of technical support contract initiations and renewals, partially offset by the ongoing amortization of deferred service revenue. Deferred service revenue is recognized ratably over the service period, which is typically one to three years.

34  Cisco Systems, Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS—(Continued)

Contractual Obligations

Our cash flows from operations are dependent on a number of factors, including fluctuations in our operating results, shipment linearity, accounts receivable collections, inventory management, expensing stock options, and the timing and amount of tax and other payments. As a result, the impact of contractual obligations on our liquidity and capital resources in future periods should be analyzed in conjunction with such factors. In addition, we plan for and measure our liquidity and capital resources through an annual budgeting process.

The following tables summarize our contractual obligations at July 30, 2005 and July 31, 2004 and exclude amounts recorded in our Consolidated Balance Sheets (in millions):

	PAYMENTS DUE BY PERIOD
July 30, 2005	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Operating leases	$1,260	$215	$281	$184	$580
Purchase commitments with contract manufacturers and suppliers	954	954	—	—	—
Purchase obligations	1,398	1,014	338	46	—

Total	$3,612	$2,183	$619	$230	$580

	PAYMENTS DUE BY PERIOD
July 31, 2004	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Operating leases	$1,356	$231	$306	$187	$632
Purchase commitments with contract manufacturers and suppliers	951	951	—	—	—
Purchase obligations	1,121	631	343	147	—

Total	$3,428	$1,813	$649	$334	$632

Operating Leases    We lease office space in several U.S. locations, as well as locations elsewhere in the Americas, EMEA, Asia Pacific, and Japan. Operating lease amounts include future minimum lease payments under all our noncancelable operating leases with an initial term in excess of one year.

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

In addition to the above, we record a liability for firm, noncancelable, and unconditional purchase commitments for quantities in excess of our future demand forecasts consistent with our allowance for inventory. As of July 30, 2005, the liability for our firm, noncancelable, and unconditional purchase commitments was $107 million, compared with $141 million as of July 31, 2004. These amounts are included in other accrued liabilities in our Consolidated Balance Sheets at July 30, 2005 and July 31, 2004, and are not included in the preceding table.

Purchase Obligations    Purchase obligations represent an estimate of all open purchase orders and contractual obligations in the ordinary course of business, other than commitments with contract manufacturers and suppliers, for which we have not received the goods or services. Although open purchase orders are considered enforceable and legally binding, the terms generally allow us the option to cancel, reschedule, and adjust our requirements based on our business needs prior to the delivery of goods or performance of services.

2005 Annual Report  35

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS—(Continued)

Other Commitments

We have entered into an agreement to invest approximately $800 million in venture funds managed by SOFTBANK Corp. and its affiliates (“SOFTBANK”) that are required to be funded on demand. The total commitment is to be invested in venture funds and as senior debt with entities as directed by SOFTBANK. Our commitment to fund the senior debt is contingent upon the achievement of certain agreed-upon milestones. As of July 30, 2005, we have invested $414 million in the venture funds and $49 million in the senior debt, of which $47 million has been repaid, and both were recorded as investments in privately held companies in our Consolidated Balance Sheets. We had invested $290 million in the venture funds and $49 million in the senior debt as of July 31, 2004.

We provide structured financing to certain qualified customers for the purchase of equipment and other needs through our wholly owned subsidiaries. These loan commitments may be funded over a two- to three-year period, provided that these customers achieve specific business milestones and satisfy certain financial covenants. As of July 30, 2005, our outstanding loan commitments were $17 million and all were eligible for draw-down. As of July 31, 2004, our outstanding loan commitments were $61 million, of which $22 million was eligible for draw-down.

As of July 30, 2005 and July 31, 2004, we had a commitment of approximately $25 million and $59 million, respectively, to purchase the remaining minority interest of Cisco Systems, K.K. (Japan), and we expect to make the final payment in fiscal 2006.

We also have certain other funding commitments related to our privately held investments that are based on the achievement of certain agreed-upon milestones. The funding commitments were $56 million as of July 30, 2005, compared with $67 million as of July 31, 2004.

Off-Balance Sheet Arrangements

We consider our investments in unconsolidated variable interest entities to be off-balance sheet arrangements. In the ordinary course of business, we have investments in privately held companies and provide structured financing to certain customers through our wholly owned subsidiaries, which may be considered to be variable interest entities. We have evaluated our investments in these privately held companies and structured financings and have determined that there were no significant unconsolidated variable interest entities as of July 30, 2005.

Certain events can require a reassessment of our investments in privately held companies or structured financings to determine if they are variable interest entities and if we would be regarded as the primary beneficiary. As a result of such events, we may be required to make additional disclosures or consolidate these entities. Because we may not control these entities, we may not have the ability to influence these events.

Stock Repurchase Program

In September 2001, our Board of Directors authorized a stock repurchase program. As of July 30, 2005, our Board of Directors has authorized the repurchase of up to $35 billion of common stock under this program. During fiscal 2005, we repurchased and retired 540 million shares of our common stock at an average price of $18.95 per share for an aggregate purchase price of $10.2 billion. As of July 30, 2005, we have repurchased and retired 1.5 billion shares of our common stock at an average price of $18.15 per share for an aggregate purchase price of $27.2 billion since inception of the stock repurchase program, and the remaining authorized amount under the stock repurchase program was $7.8 billion with no termination date.

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

36  Cisco Systems, Inc.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

INVESTMENTS

We maintain an investment portfolio of various holdings, types, and maturities. See Note 7 to the Consolidated Financial Statements. These securities are generally classified as available-for-sale and consequently are recorded in the Consolidated Balance Sheets at fair value with unrealized gains or losses, to the extent unhedged, reported as a separate component of accumulated other comprehensive income, net of tax.

Fixed Income Securities

At any time, a sharp rise in interest rates could have a material adverse effect on the fair value of our investment portfolio. Conversely, declines in interest rates could have a material effect on interest income for our investment portfolio. Our investments are not leveraged as of July 30, 2005, and are held for purposes other than trading. The modeling technique used measures the change in fair value arising from selected potential changes in interest rates. Market changes reflect immediate hypothetical parallel shifts in the yield curve of plus or minus 50 basis points (“BPS”), 100 BPS, and 150 BPS. The following tables present the hypothetical changes in fair value in investment securities held at July 30, 2005 and July 31, 2004 that are sensitive to changes in interest rates (in millions):

	VALUATION OF SECURITIES GIVEN AN INTEREST RATE DECREASE OF X BASIS POINTS			FAIR VALUE AS OF JULY 30, 2005	VALUATION OF SECURITIES GIVEN AN INTEREST RATE INCREASE OF X BASIS POINTS
	(150 BPS)	(100 BPS)	(50 BPS)		50 BPS	100 BPS	150 BPS
U.S. government notes and bonds	$3,540	$3,503	$3,467	$3,430	$3,393	$3,357	$3,320
Corporate and municipal notes and bonds and asset-backed securities	7,101	7,048	6,995	6,942	6,890	6,837	6,784

Total	$10,641	$10,551	$10,462	$10,372	$10,283	$10,194	$10,104

	VALUATION OF SECURITIES GIVEN AN INTEREST RATE DECREASE OF X BASIS POINTS			FAIR VALUE AS OF JULY 31, 2004	VALUATION OF SECURITIES GIVEN AN INTEREST RATE INCREASE OF X BASIS POINTS
	(150 BPS)	(100 BPS)	(50 BPS)		50 BPS	100 BPS	150 BPS
U.S. government notes and bonds	$4,517	$4,477	$4,437	$4,397	$4,357	$4,317	$4,277
Corporate and municipal notes and bonds and asset-backed securities	10,214	10,147	10,080	10,014	9,946	9,879	9,812

Total	$14,731	$14,624	$14,517	$14,411	$14,303	$14,196	$14,089

Publicly Traded Equity Securities

The values of our equity investments in several publicly traded companies are subject to market price volatility. The following tables present the hypothetical changes in fair value of publicly traded equity securities, excluding hedged equity securities, held at July 30, 2005 and July 31, 2004 that are sensitive to changes in market price (in millions):

	VALUATION OF SECURITIES GIVEN AN X% DECREASE IN EACH STOCK’S PRICE			FAIR VALUE AS OF JULY 30, 2005	VALUATION OF SECURITIES GIVEN AN X% INCREASE IN EACH STOCK’S PRICE
	(35%)	(25%)	(15%)		15%	25%	35%
Publicly traded equity securities	$498	$575	$651	$766	$881	$958	$1,034

	VALUATION OF SECURITIES GIVEN AN X% DECREASE IN EACH STOCK’S PRICE			FAIR VALUE AS OF JULY 31, 2004	VALUATION OF SECURITIES GIVEN AN X% INCREASE IN EACH STOCK’S PRICE
	(35%)	(25%)	(15%)		15%	25%	35%
Publicly traded equity securities	$737	$851	$964	$1,134	$1,304	$1,418	$1,531

2005 Annual Report  37

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK —(Continued)

Our equity portfolio consists of securities with characteristics that most closely match the Standard & Poor’s 500 Index or NASDAQ Composite Index. These equity securities are held for purposes other than trading. The modeling technique used measures the change in fair value arising from selected hypothetical changes in each stock’s price. Stock price fluctuations of plus or minus 15%, 25%, and 35% were selected based on the probability of their occurrence. Our impairment charges on certain publicly traded equity securities were $5 million and $412 million during fiscal 2005 and 2003, respectively. There were no impairment charges on publicly traded equity securities in fiscal 2004. The impairment charges were related to the decline in the fair value of certain publicly traded equity securities below their cost basis that were judged to be other-than-temporary.

Investments In Privately Held Companies

We have invested in privately held companies, some of which are in the startup or development stages. These investments are inherently risky because the markets for the technologies or products these companies are developing are typically in the early stages and may never materialize. We could lose our entire initial investment in these companies. These investments are primarily carried at cost, which as of July 30, 2005 was $421 million, compared with $354 million at July 31, 2004, and are recorded in other assets in the Consolidated Balance Sheets. Our impairment charges on investments in privately held companies were $39 million, $112 million, and $281 million during fiscal 2005, 2004, and 2003, respectively.

Our evaluation of equity investments in private and public companies is based on the fundamentals of the businesses, including, among other factors, the nature of their technologies and potential for financial return to us.

DERIVATIVE INSTRUMENTS

Foreign Currency Derivatives

We enter into foreign exchange forward contracts to reduce the short-term effect of foreign currency fluctuations on receivables, investments, and payables, primarily denominated in Australian, Canadian, Japanese, and several European currencies, including the euro and British pound. Our market risks associated with our foreign currency receivables, investments, and payables relate primarily to variances from our forecasted foreign currency transactions and balances.

Approximately 75% of our operating expenses are U.S.-dollar denominated. In order to reduce variability in operating expenses caused by the remaining non-U.S.-dollar denominated operating expenses, we periodically hedge certain foreign currency forecasted transactions with currency options with maturities up to 18 months. These hedging programs are not designed to provide foreign currency protection over longer time horizons. In designing a specific hedging approach, we consider several factors, including offsetting exposures, significance of exposures, costs associated with entering into a particular hedge instrument, and potential effectiveness of the hedge. The gains and losses on foreign exchange contracts mitigate the variability in operating expenses associated with currency movements. Primarily because of our limited currency exposure to date, the effect of foreign currency fluctuations has not been material to our Consolidated Financial Statements. In fiscal 2005, the effect of foreign currency fluctuations, net of hedging, increased total research and development, sales and marketing, and general and administrative expenses by approximately 2% compared with fiscal 2004 and by approximately 2.5% in fiscal 2004 compared with fiscal 2003. The impact of foreign currency fluctuations on sales has not been material because our sales are primarily denominated in U.S. dollars.

Foreign exchange forward and option contracts as of July 30, 2005 are summarized as follows (in millions):

	Notional Amount	Fair Value
Forward contracts:
Purchased	$1,011	$(5)
Sold	$450	$9
Option contracts:
Purchased	$1,028	$10
Sold	$1,002	$(7)

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

38  Cisco Systems, Inc.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK —(Continued)

Interest Rate Derivatives

Our primary objective for holding fixed income and debt securities is to increase our investment return while preserving principal and managing risk. To realize these objectives, we may utilize interest rate swaps or other derivatives designated as fair value or cash flow hedges. As of July 30, 2005, we had entered into $1 billion of interest rate swaps designated as fair value hedges. Under the interest rate swap contracts, we make fixed-rate interest payments and receive interest payments based on the London InterBank Offered Rate (LIBOR). The effect of these swaps is to convert fixed-rate returns to LIBOR-based returns on a portion of our fixed income portfolio. The gains and losses related to changes in the value of the interest rate swaps are included in other income (loss), net, in the Consolidated Statements of Operations and offset the changes in fair value of the underlying hedged investment. As of July 30, 2005, the fair value of the interest rate swaps was $15 million. There were no interest rate derivatives as of July 31, 2004.

Equity Derivatives

We maintain a portfolio of publicly traded equity securities which are subject to price risk. We may hold equity securities for strategic purposes or to provide diversification for our overall investment portfolio. In order to manage our exposure to changes in the value of certain equity securities, we may, from time to time, enter into equity derivative contracts. As of July 30, 2005, we had entered into forward sale and option agreements on certain publicly traded equity securities designated as fair value hedges. The gains and losses due to changes in the value of the hedging instruments are included in other income (loss), net, in the Consolidated Statements of Operations and offset the change in the fair value of the underlying hedged investment. As of July 30, 2005 the notional and fair value amounts of the derivatives were $198 million and $19 million, respectively. There were no equity derivatives as of July 31, 2004.

2005 Annual Report  39

CONSOLIDATED STATEMENTS OF OPERATIONS

(in millions, except per-share amounts)

Years Ended	July 30, 2005	July 31, 2004	July 26, 2003
NET SALES:
Product	$20,853	$18,550	$15,565
Service	3,948	3,495	3,313

Total net sales	24,801	22,045	18,878

COST OF SALES:
Product	6,758	5,766	4,594
Service	1,372	1,153	1,051

Total cost of sales	8,130	6,919	5,645

GROSS MARGIN	16,671	15,126	13,233

OPERATING EXPENSES:
Research and development	3,322	3,192	3,135
Sales and marketing	4,721	4,530	4,116
General and administrative	959	867	702
Amortization of purchased intangible assets	227	242	394
In-process research and development	26	3	4

Total operating expenses	9,255	8,834	8,351

OPERATING INCOME	7,416	6,292	4,882
Interest income	552	512	660
Other income (loss), net	68	188	(529)

Interest and other income (loss), net	620	700	131

INCOME BEFORE PROVISION FOR INCOME TAXES AND CUMULATIVE EFFECT OF ACCOUNTING CHANGE	8,036	6,992	5,013
Provision for income taxes	2,295	2,024	1,435

INCOME BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE	5,741	4,968	3,578
Cumulative effect of accounting change, net of tax	—	(567)	—

NET INCOME	$5,741	$4,401	$3,578

Income per share before cumulative effect of accounting change—basic	$0.88	$0.73	$0.50

Income per share before cumulative effect of accounting change—diluted	$0.87	$0.70	$0.50

Net income per share—basic	$0.88	$0.64	$0.50

Net income per share—diluted	$0.87	$0.62	$0.50

Shares used in per-share calculation—basic	6,487	6,840	7,124

Shares used in per-share calculation—diluted	6,612	7,057	7,223

See Notes to Consolidated Financial Statements.

40  Cisco Systems, Inc.

CONSOLIDATED BALANCE SHEETS

(in millions, except par value)

	July 30, 2005	July 31, 2004
ASSETS
Current assets:
Cash and cash equivalents	$4,742	$3,722
Short-term investments	2,227	4,947
Accounts receivable, net of allowance for doubtful accounts of $162 at July 30, 2005 and $179 at July 31, 2004	2,216	1,825
Inventories	1,297	1,207
Deferred tax assets	1,582	1,827
Prepaid expenses and other current assets	967	815

Total current assets	13,031	14,343
Investments	9,086	10,598
Property and equipment, net	3,320	3,290
Goodwill	5,295	4,198
Purchased intangible assets, net	549	325
Other assets	2,602	2,840

TOTAL ASSETS	$33,883	$35,594

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$735	$657
Income taxes payable	1,511	963
Accrued compensation	1,317	1,466
Deferred revenue	3,854	3,527
Other accrued liabilities	2,094	2,090

Total current liabilities	9,511	8,703
Deferred revenue	1,188	975

Total liabilities	10,699	9,678

Commitments and contingencies (Note 8)
Minority interest	10	90
Shareholders’ equity:
Preferred stock, no par value: 5 shares authorized; none issued and outstanding	—	—
Common stock and additional paid-in capital, $ 0.001 par value: 20,000 shares authorized; 6,331 and 6,735 shares issued and outstanding at July 30, 2005 and July 31, 2004, respectively	22,394	22,450
Retained earnings	506	3,164
Accumulated other comprehensive income	274	212

Total shareholders’ equity	23,174	25,826

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$33,883	$35,594

See Notes to Consolidated Financial Statements.

2005 Annual Report  41

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)

Years Ended	July 30, 2005	July 31, 2004	July 26, 2003
Cash flows from operating activities:
Net income	$5,741	$4,401	$3,578
Adjustments to reconcile net income to net cash provided by operating activities:
Cumulative effect of accounting change, net of tax	—	567	—
Depreciation and amortization	1,009	1,199	1,463
Stock-based compensation related to acquisitions and investments	165	244	128
Provision for doubtful accounts	—	19	(59)
Provision for inventory	221	205	70
Deferred income taxes	55	552	(14)
Tax benefits from employee stock option plans	35	537	132
In-process research and development	26	3	4
Net (gains) losses and impairment charges on investments	(95)	(155)	520
Change in operating assets and liabilities, net of effects of acquisitions:
Accounts receivable	(373)	(488)	(125)
Inventories	(305)	(538)	(17)
Prepaid expenses and other current assets	(58)	(42)	(61)
Lease receivables, net	(163)	(159)	79
Accounts payable	62	54	35
Income taxes payable	947	260	(125)
Accrued compensation	(154)	(7)	104
Deferred revenue	541	688	(84)
Other accrued liabilities	(86)	(378)	(309)

Net cash provided by operating activities	7,568	6,962	5,319

Cash flows from investing activities:
Purchases of short-term investments	(5,483)	(12,206)	(9,396)
Proceeds from sales and maturities of short-term investments	10,465	13,570	10,319
Purchases of investments	(14,831)	(20,848)	(18,063)
Proceeds from sales and maturities of investments	14,165	20,757	12,497
Acquisition of property and equipment	(692)	(613)	(717)
Acquisition of businesses, net of cash and cash equivalents	(911)	(104)	33
Change in investments in privately held companies	(171)	(13)	(223)
Purchase of minority interest of Cisco Systems, K.K. (Japan)	(34)	(71)	(59)
Other	106	153	94

Net cash provided by (used in) investing activities	2,614	625	(5,515)

Cash flows from financing activities:
Issuance of common stock	1,087	1,257	578
Repurchase of common stock	(10,235)	(9,080)	(5,984)
Other	(14)	33	43

Net cash used in financing activities	(9,162)	(7,790)	(5,363)

Net increase (decrease) in cash and cash equivalents	1,020	(203)	(5,559)
Cash and cash equivalents, beginning of fiscal year	3,722	3,925	9,484

Cash and cash equivalents, end of fiscal year	$4,742	$3,722	$3,925

See Notes to Consolidated Financial Statements.

42  Cisco Systems, Inc.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in millions)

	Shares of Common Stock	Common Stock and Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity
BALANCE AT JULY 27, 2002	7,303	$20,950	$7,733	$(27)	$28,656
Net income	—	—	3,578	—	3,578
Change in unrealized gains and losses on investments, net of tax	—	—	—	352	352
Other	—	—	—	29	29

Comprehensive income					3,959

Issuance of common stock	68	578	—	—	578
Repurchase of common stock	(424)	(1,232)	(4,752)	—	(5,984)
Tax benefits from employee stock option plans	—	132	—	—	132
Purchase acquisitions	51	557	—	—	557
Stock-based compensation related to acquisitions and investments	—	131	—	—	131

BALANCE AT JULY 26, 2003	6,998	$21,116	$6,559	$354	$28,029
Net income	—	—	4,401	—	4,401
Change in unrealized gains and losses on investments, net of tax	—	—	—	(161)	(161)
Other	—	—	—	19	19

Comprehensive income					4,259

Issuance of common stock	122	1,257	—	—	1,257
Repurchase of common stock	(408)	(1,284)	(7,796)	—	(9,080)
Tax benefits from employee stock option plans	—	537	—	—	537
Purchase acquisitions	—	6	—	—	6
Stock-based compensation related to acquisitions and investments	—	244	—	—	244
Cumulative effect of accounting change, net of tax	—	567	—	—	567
Acquisition of Andiamo Systems, Inc.	23	7	—	—	7

BALANCE AT JULY 31, 2004	6,735	$22,450	$3,164	$212	$25,826
Net income	—	—	5,741	—	5,741
Change in unrealized gains and losses on investments, net of tax	—	—	—	52	52
Other	—	—	—	10	10

Comprehensive income					5,803

Issuance of common stock	112	1,087	—	—	1,087
Repurchase of common stock	(540)	(1,836)	(8,399)	—	(10,235)
Tax benefits from employee stock option plans	—	35	—	—	35
Acquisitions	24	504	—	—	504
Stock-based compensation related to acquisitions and investments	—	154	—	—	154

BALANCE AT JULY 30, 2005	6,331	$22,394	$506	$274	$23,174

Supplemental Information

In September 2001, the Company’s Board of Directors authorized a stock repurchase program. As of July 30, 2005, the Company’s Board of Directors has authorized the repurchase of up to $35 billion of common stock under this program. For additional information regarding stock repurchases, see Note 9 to the Consolidated Financial Statements. The purchase price of shares of common stock repurchased was reflected as a reduction to retained earnings and common stock and additional paid-in capital. Issuance of common stock and the tax benefit related to employee stock option plans are recorded as an increase to common stock and additional paid-in capital. The stock repurchases since the inception of this program are summarized in the table below (in millions):

	Shares of Common Stock	Common Stock and Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity
Repurchases of common stock	1,496	$4,702	$22,451	$—	$27,153

See Notes to Consolidated Financial Statements.

2005 Annual Report  43

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

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fiscal Year    The Company’s fiscal year is the 52 or 53 weeks ending on the last Saturday in July. Fiscal 2005 and 2003 were 52-week fiscal years, and fiscal 2004 was a 53-week fiscal year.

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

Investments    The Company’s investments comprise U.S. government notes and bonds; corporate notes, bonds, and asset-backed securities; municipal notes and bonds; and publicly traded equity securities. Investments with remaining maturities of less than one year are considered to be short-term. These investments are held in the custody of several major financial institutions. The specific identification method is used to determine the cost basis of fixed income securities disposed of. The weighted-average method is used to determine the cost basis of publicly traded equity securities disposed of. At July 30, 2005 and July 31, 2004, the Company’s investments were classified as available-for-sale. These investments are recorded in the Consolidated Balance Sheets at fair value. Unrealized gains and losses on these investments, to the extent the investments are unhedged, are included as a separate component of accumulated other comprehensive income, net of tax.

The Company recognizes an impairment charge when a decline in the fair value of its investments below the cost basis are judged to be other-than-temporary. The Company considers various factors in determining whether to recognize an impairment charge, including the length of time and extent to which the fair value has been less than the Company’s cost basis, the financial condition and near-term prospects of the investee, and the Company’s intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value.

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

44  Cisco Systems, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Revenue Recognition    The Company’s networking and communications products are integrated with software that is essential to the functionality of the equipment. Additionally, the Company provides unspecified software upgrades and enhancements related to the equipment through its maintenance contracts for most of its products. Accordingly, the Company accounts for revenue in accordance with Statement of Position No. 97-2, “Software Revenue Recognition,” and all related interpretations.

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is reasonably assured. In instances where final acceptance of the product, system, or solution is specified by the customer, revenue is deferred until all acceptance criteria have been met. Technical support services revenue is deferred and recognized ratably over the period during which the services are to be performed, which is typically from one to three years. Advanced services revenue is recognized upon delivery or completion of performance.

When a sale involves multiple elements, such as sales of products that include services, the entire fee from the arrangement is allocated to each respective element based on its relative fair value and recognized when revenue recognition criteria for each element are met. Fair value for each element is established based on the sales price charged when the same element is sold separately.

The Company uses distributors that stock inventory and typically sell to systems integrators, service providers, and other resellers. In addition, certain products are sold through retail partners. The Company refers to these sales through distributors and retail partners as its two-tier system of sales to the end customer. Revenue from distributors and retail partners is recognized based on a sell-through method using information provided by them. Distributors and retail partners participate in various cooperative marketing and other programs, and the Company maintains estimated accruals and allowances for these programs. The Company accrues for warranty costs, sales returns, and other allowances based on its historical experience.

Allowance for Doubtful Accounts    The allowance for doubtful accounts is based on the Company’s assessment of the collectibility of customer accounts. The Company regularly reviews the allowance by considering factors such as historical experience, credit quality, the age of the accounts receivable balances, and current economic conditions that may affect a customer’s ability to pay.

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

Depreciation and Amortization    Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets. Estimated useful lives of 25 years are used for buildings. Estimated useful lives of 30 to 36 months are used for computer equipment and related software and five years for furniture and fixtures. Estimated useful lives of up to five years are used for production, engineering, and other equipment. Depreciation of operating lease assets is computed based on the respective lease terms, which generally range up to three years. Depreciation and amortization of leasehold improvements are computed using the shorter of the remaining lease terms or five years.

Goodwill and Purchased Intangible Assets    Goodwill is tested for impairment on an annual basis and between annual tests in certain circumstances, and written down when impaired. Based on the impairment tests performed, there was no impairment of goodwill in fiscal 2005, 2004, or 2003. Purchased intangible assets other than goodwill are amortized over their useful lives unless these lives are determined to be indefinite. Purchased intangible assets are carried at cost, less accumulated amortization. Amortization is computed over the estimated useful lives of the respective assets, generally two to five years.

Income Taxes    Income tax expense is based on pretax financial accounting income. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts. Valuation allowances are recorded to reduce deferred tax assets to the amount that will more likely than not be realized.

2005 Annual Report  45

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Computation of Net Income Per Share    Basic net income per share is computed using the weighted-average number of common shares outstanding during the period. Diluted net income per share is computed using the weighted-average number of common shares and dilutive potential common shares outstanding during the period. Diluted net loss per share is computed using the weighted-average number of common shares and excludes dilutive potential common shares outstanding, as their effect is antidilutive. Dilutive potential common shares consist primarily of employee stock options and restricted common stock.

Foreign Currency Translation    Assets and liabilities of non-U.S. subsidiaries that operate in a local currency environment, where that local currency is the functional currency, are translated to U.S. dollars at exchange rates in effect at the balance sheet date, with the resulting translation adjustments directly recorded to a separate component of accumulated other comprehensive income. Income and expense accounts are translated at average exchange rates during the year. Translation adjustments are recorded in other income (loss), net, where the U.S. dollar is the functional currency.

Derivative Instruments    The Company recognizes derivative instruments as either assets or liabilities in the Consolidated Balance Sheets and measures those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation.

For a derivative instrument designated as a fair value hedge, the gain or loss is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributed to the risk being hedged. For a derivative instrument designated as a cash flow hedge, the effective portion of the derivative’s gain or loss is initially reported as a component of accumulated other comprehensive income and subsequently reclassified into earnings when the hedged exposure affects earnings. The ineffective portion of the gain or loss is reported in earnings immediately. For derivative instruments that are not designated as accounting hedges, changes in fair value are recognized in earnings in the period of change.

The fair value of derivative instruments as of July 30, 2005 was $41 million and the amount was not material as of July 31, 2004. The changes in fair value during fiscal 2005 and 2004 were not material. During fiscal 2005 and 2004, there were no significant gains or losses recognized in earnings for hedge ineffectiveness. The Company did not discontinue any hedges because it was probable that the original forecasted transactions would not occur.

Consolidation of Variable Interest Entities    Financial Accounting Standards Board (FASB) Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”), was issued in January 2003. FIN 46 requires that if an entity is the primary beneficiary of a variable interest entity, the assets, liabilities, and results of operations of the variable interest entity should be included in the consolidated financial statements of the entity. FASB Interpretation No. 46(R), “Consolidation of Variable Interest Entities” (“FIN 46(R)”), was issued in December 2003. The Company adopted FIN 46(R) effective January 24, 2004, and recorded a noncash cumulative stock compensation charge of $567 million, net of tax, relating to the consolidation of Andiamo Systems, Inc. (“Andiamo”). For additional information regarding Andiamo, see Note 3 to these Consolidated Financial Statements. For additional information regarding variable interest entities, see Note 8 to these Consolidated Financial Statements.

Minority Interest    The Company consolidated its investment in a venture fund managed by SOFTBANK Corp. and its affiliates (“SOFTBANK”). As of July 30, 2005, minority interest of $7 million represents SOFTBANK’s share of the venture fund. The remaining minority interest of $3 million represents the preferred stockholders’ proportionate share of the equity of Cisco Systems, K.K. (Japan). At July 30, 2005, the Company owned all issued and outstanding common stock, amounting to 99.0% of the aggregate voting rights of Cisco Systems, K.K. (Japan). Each share of preferred stock is convertible into one share of common stock of Cisco Systems, K.K. (Japan) at any time at the option of the holder.

Use of Estimates    The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires management to make estimates and judgments that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Estimates are used for revenue recognition, allowance for doubtful accounts and sales returns, allowance for inventory, warranty costs, investment impairments, goodwill impairments, income taxes, and loss contingencies, among others. The actual results experienced by the Company may differ materially from management’s estimates.

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

46  Cisco Systems, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Pro forma information regarding option grants made to the Company’s employees and directors and common stock issued pursuant to the Employee Stock Purchase Plan is based on specified valuation techniques that produce estimated compensation charges. The following table reflects the pro forma information (in millions, except per-share amounts):

Years Ended	July 30, 2005	July 31, 2004	July 26, 2003
Net income—as reported	$5,741	$4,401	$3,578
Pro forma stock-based compensation expense	(1,628)	(2,025)	(2,098)
Pro forma tax benefit	594	810	839

Pro forma stock-based compensation expense, net of tax	(1,034)	(1,215)	(1,259)

Net income—pro forma	$4,707	$3,186	$2,319

Basic net income per share—as reported	$0.88	$0.64	$0.50

Diluted net income per share—as reported	$0.87	$0.62	$0.50

Basic net income per share—pro forma	$0.73	$0.47	$0.33

Diluted net income per share—pro forma	$0.71	$0.45	$0.32

The value of each option grant is estimated as of the date of grant using the Black-Scholes option pricing model, which was developed for use in estimating the value of traded options that have no vesting restrictions and are fully transferable. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the estimated value, in management’s opinion, the existing valuation models do not provide a reliable measure of the fair value of the Company’s employee stock options. See Note 10 for additional information regarding this pro forma information.

Recent Accounting Pronouncement    In December 2004, the FASB issued Statement No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”), which requires the measurement and recognition of compensation expense for all stock-based compensation payments and supersedes the Company’s current accounting under APB 25. SFAS 123(R) is effective for all annual periods beginning after June 15, 2005. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to the adoption of SFAS 123(R).

The Company adopted SFAS 123(R) in the first quarter of fiscal 2006 and will continue to evaluate the impact of SFAS 123(R) on its operating results and financial condition. The pro forma information presented above and in Note 10 presents the estimated compensation charges under Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation.” The Company’s assessment of the estimated compensation charges is affected by the Company’s stock price as well as assumptions regarding a number of complex and subjective variables and the related tax impact. These variables include, but are not limited to, the Company’s stock price volatility and employee stock option exercise behaviors. The Company will recognize the compensation cost for stock-based awards issued after July 30, 2005 on a straight-line basis over the requisite service period for the entire award.

Reclassifications    Certain reclassifications have been made to prior year balances in order to conform to the current year’s presentation.

2005 Annual Report  47

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3. BUSINESS COMBINATIONS

Purchase Acquisitions

The Company completed the following purchase acquisitions and asset purchases in fiscal 2005:

•	Acquisition of Actona Technologies, Inc. to expand the functionality of its branch-office access routers with intelligent network services that are designed to allow users at remote sites to access and transfer files as quickly and easily as users at headquarters sites. The acquired technology is also designed to allow enterprises to centralize file servers and storage and better protect and manage their remote office data.

•	Acquisition of Airespace, Inc. to add to its portfolio of wireless local-area networking (WLAN) solutions and to add advanced features and capabilities to its existing WLAN product portfolio.

•	Acquisition of dynamicsoft, Inc. to add Session Initiation Protocol (SIP)-based solutions to its solutions portfolio for the broadband communications market that are designed to allow telecommunications service providers to deliver interactive communications, such as conferencing, voice, and instant messaging, over an IP network.

•	Acquisition of FineGround Networks, Inc. to integrate technology with Cisco’s to provide customers with advanced application-acceleration access networks for highly secure and optimized delivery of Web-based applications.

•	Acquisition of Jahi Networks Inc. to add network management appliances aimed at simplifying interfaces for device management, deployment, and configuration of networks.

•	Purchase of assets of NetSift, Inc. to accelerate the integration of additional packet processing capabilities into future core Cisco platforms, such as modular switching.

•	Acquisition of NetSolve, Incorporated to add remote network-management services, including real-time monitoring of IP communications networks, network security software, and network devices, to its solutions offered to specialized resellers.

•	Acquisition of Parc Technologies Limited to add to its planning and optimization tools for Multiprotocol Label Switching (MPLS) traffic engineering. The acquired technology, route server algorithms, is designed to break up network routing problems involving complex prioritization constraints and to help service providers deliver higher-quality services while improving network utilization and reducing capital expenditures.

•	Acquisition of P–Cube Inc. to provide additional control and management capabilities for advanced IP services, such as identifying subscribers, classifying applications, and accurately billing for content-based services, to service providers.

•	Acquisition of Perfigo, Inc. to expand the offerings in the Network Admission Control (NAC) program, an industrywide initiative, which is designed to enforce endpoint policy compliance and improve the security of networks. The acquired technology is designed to analyze endpoint devices, such as computers, and scan for vulnerabilities.

•	Acquisition of the intellectual property and select other assets of, and hiring of a majority of the engineering team from, Procket Networks, Inc. to add to its portfolio of intellectual property and to add a team of silicon and software architects.

•	Acquisition of Protego Networks, Inc. to add network security monitoring and management products designed with the capability to detect, correlate, and mitigate network threats.

•	Acquisition of Sipura Technology, Inc. to provide voice over IP (VoIP) technology and expertise for the Linksys division’s line of VoIP networking devices.

•	Acquisition of Topspin Communications, Inc. to add server fabric switches, a new class of server networking equipment that is designed to help improve resource utilization and reduce equipment and management costs, to its switching product portfolio consisting of network and storage switches.

48  Cisco Systems, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A summary of the acquisitions and asset purchases is as follows (in millions):

Acquisition	Shares Issued	Purchase Consideration	Assumed Liabilities	In-Process R&D Expense	Goodwill	Purchased Intangible Assets
Actona Technologies, Inc.	—	$90	$4	$4	$66	$21
Airespace, Inc.	23	447	11	3	337	95
dynamicsoft, Inc.	—	69	19	2	39	25
FineGround Networks, Inc.	—	72	3	1	45	21
Jahi Networks Inc.	—	14	3	—	12	3
NetSift, Inc.	—	25	—	—	—	38
NetSolve, Incorporated	—	146	6	—	78	31
Parc Technologies Limited	—	14	5	—	6	6
P-Cube Inc.	—	213	17	6	150	56
Perfigo, Inc.	—	73	2	2	49	20
Procket Networks, Inc.	—	92	10	—	76	26
Protego Networks, Inc.	—	64	5	3	44	22
Sipura Technology, Inc.	—	19	4	1	1	20
Topspin Communications, Inc.	—	253	23	4	164	67

Total	23	$1,591	$112	$26	$1,067	$451

Under the terms of the definitive agreements, the purchase consideration for the acquisitions in fiscal 2005 consisted of cash and shares of Cisco common stock and stock options assumed. The purchase consideration for the Company’s acquisitions is also allocated to tangible assets and deferred stock-based compensation. Deferred stock-based compensation represents the intrinsic value of the unvested portion of any restricted shares exchanged, options assumed, or options canceled and replaced with the Company’s options and is amortized as stock-based compensation related to acquisitions over the remaining respective vesting periods. The balance for deferred stock-based compensation is reflected as a reduction to additional paid-in capital in the Consolidated Statements of Shareholders’ Equity. The following table presents the activity of deferred stock-based compensation (in millions):

	July 30, 2005	July 31, 2004	July 26, 2003
Balance at beginning of fiscal year	$153	$262	182
Acquisitions	128	94	227
Amortization	(140)	(186)	(131)
Canceled unvested options	(4)	(17)	(16)

Balance at end of fiscal year	$137	$153	$262

In connection with the asset purchase of NetSift, Inc., the Company may be required to pay certain additional amounts of up to $5 million contingent upon achieving certain agreed-upon technology and other milestones. In addition, in connection with the acquisition of Sipura Technology, Inc., the Company may be required to pay an additional amount of $50 million over a four-year period contingent upon continued employment of certain employees with the Company. In each case, any additional amounts paid will be recorded as compensation expense.

The Company’s methodology for allocating the purchase price for purchase acquisitions to in-process research and development (“in-process R&D”) is determined through established valuation techniques in the high-technology communications equipment industry. In-process R&D is expensed upon acquisition because technological feasibility has not been established and no future alternative uses exist. Total in-process R&D expense in fiscal 2005, 2004, and 2003 was $26 million, $3 million, and $4 million, respectively.

2005 Annual Report  49

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A summary of the purchase transactions completed in fiscal 2004 and 2003 is as follows (in millions):

Acquisition	Shares Issued	Purchase Consideration	Assumed Liabilities	In-Process R&D Expense	Goodwill	Purchased Intangible Assets
FISCAL 2004
Latitude Communications, Inc.	—	$86	$29	$1	$60	$16
Riverhead Networks, Inc.	—	36	6	2	25	7
Twingo Systems, Inc.	—	5	1	—	5	1

Total	—	$127	$36	$3	$90	$24

FISCAL 2003
AYR Networks, Inc.	9	$96	$1	$—	$59	$—
Okena, Inc.	9	152	8	3	96	45
Psionic Software, Inc.	1	11	2	—	8	5
SignalWorks, Inc.	1	16	2	1	9	4
The Linksys Group, Inc.	29	480	111	—	221	114

Total	49	$755	$124	$4	$393	$168

The Consolidated Financial Statements include the operating results of each business from the date of acquisition. Pro forma results of operations have not been presented because the effects of these acquisitions, individually or in the aggregate, were not material to the Company’s results.

Purchased Intangible Assets

The following table presents details of the purchased intangible assets acquired during fiscal 2005 and 2004 (in millions, except years):

	TECHNOLOGY		CUSTOMER RELATIONSHIPS		OTHER
	Estimated Useful Life (in Years)	Amount	Estimated Useful Life (in Years)	Amount	Estimated Useful Life (in Years)	Amount	Total
FISCAL 2005
Actona Technologies, Inc.	4.5	$21	—	$—	—	$—	$21
Airespace, Inc.	4.5	78	3.5	17	—	—	95
dynamicsoft, Inc.	4.0	17	2.5	6	2.0	2	25
FineGround Networks, Inc.	4.5	15	4.5	6	—	—	21
Jahi Networks Inc.	4.0	3	—	—	—	—	3
NetSift, Inc.	9.0	38	—	—	—	—	38
NetSolve, Incorporated	3.5	24	5.5	7	—	—	31
Parc Technologies Limited	5.5	6	—	—	—	—	6
P-Cube Inc.	4.5	39	2.5	17	—	—	56
Perfigo, Inc.	4.0	14	2.5	6	—	—	20
Procket Networks, Inc.	7.5	22	2.5	3	1.0	1	26
Protego Networks, Inc.	4.0	17	2.5	5	—	—	22
Sipura Technology, Inc.	3.5	15	3.5	5	—	—	20
Topspin Communications, Inc.	4.5	39	6.0	28	—	—	67

Total		$348		$100		$3	$451

FISCAL 2004
Latitude Communications, Inc.	4.5	$4	4.0	$11	7.0	$1	$16
Riverhead Networks, Inc.	4.5	5	3.5	2	—	—	7
Twingo Systems, Inc.	3.5	1	—	—	—	—	1

Total		$10		$13		$1	$24

50  Cisco Systems, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present details of the Company’s total purchased intangible assets (in millions):

July 30, 2005	Gross	Accumulated Amortization	Net
Technology	$880	$(501)	$379
Customer relationships	188	(53)	135
Trade names	64	(35)	29
Other	66	(60)	6

Total	$1,198	$(649)	$549

July 31, 2004
Technology	$627	$(452)	$175
Technology licenses	252	(239)	13
Customer relationships	88	(20)	68
Trade names	90	(43)	47
Other	131	(109)	22

Total	$1,188	$(863)	$325

The following table presents details of the amortization expense of purchased intangible assets as reported in the Consolidated Statements of Operations (in millions):

Years Ended	July 30, 2005	July 31, 2004	July 26, 2003
Reported as:
Cost of sales	$—	$13	$15
Operating expenses	227	242	394

Total	$227	$255	$409

The estimated future amortization expense of purchased intangible assets as of July 30, 2005, is as follows (in millions):

Fiscal Year	Amount
2006	$187
2007	141
2008	106
2009	65
2010	24
Thereafter	26

Total	$549

2005 Annual Report  51

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Goodwill

The following tables present the changes in goodwill allocated to the Company’s reportable segments during fiscal 2005 and 2004 (in millions):

	Balance at July 31, 2004	Acquired	Balance at July 30, 2005
Americas	$2,716	$607	$3,323
EMEA	678	300	978
Asia Pacific	171	95	266
Japan	633	95	728

Total	$4,198	$1,097	$5,295

	Balance at July 26, 2003	Acquired	Balance at July 31, 2004
Americas	$2,642	$74	$2,716
EMEA	668	10	678
Asia Pacific	167	4	171
Japan	566	67	633

Total	$4,043	$155	$4,198

In fiscal 2005, the Company purchased a portion of the minority interest of Cisco Systems, K.K. (Japan). As a result, the Company increased its ownership from 97.6% to 99.0% of the voting rights of Cisco Systems, K.K. (Japan) and recorded goodwill of $30 million, which was included in the preceding table.

Acquisition of Variable Interest Entities

In April 2001, the Company entered into a commitment to provide convertible debt funding of approximately $84 million to Andiamo, a privately held storage switch developer. This debt was convertible into approximately 44% of the equity of Andiamo. In connection with this investment, the Company obtained a call option that provided the Company the right to purchase Andiamo. The purchase price under the call option was based on a valuation of Andiamo using a negotiated formula. On August 19, 2002, the Company entered into a definitive agreement to acquire Andiamo, which represented the exercise of its rights under the call option. The Company also entered into a commitment to provide nonconvertible debt funding to Andiamo of approximately $100 million through the close of the acquisition. Substantially all of the convertible debt funding of $84 million and nonconvertible debt funding of $100 million was expensed as R&D costs.

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

On February 19, 2004, the Company completed the acquisition of Andiamo, exchanging approximately 23 million shares of the Company’s common stock for Andiamo shares not owned by the Company and assuming approximately 6 million stock options, for a total estimated value of $750 million, primarily derived from the revenue-based formula, which after stock price-related adjustments resulted in a total amount recorded of $722 million, as summarized in the table below.

52  Cisco Systems, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Subsequent to the adoption of FIN 46(R), changes to the value of Andiamo and the continued vesting of the employee stock and options resulted in an adjustment to the noncash stock compensation charge. The Company recorded a noncash variable stock compensation adjustment of $58 million in the third quarter of fiscal 2004 to the cumulative stock compensation charge recorded in the second quarter of fiscal 2004 to account for the additional vesting of the Andiamo employee stock and options and changes in the formula-based valuation from January 24, 2004 until February 19, 2004. This noncash adjustment was reported as operating expense in the Consolidated Statements of Operations, as stock-based compensation related to acquisitions and investments in the Consolidated Statements of Cash Flows, and as an increase to additional paid-in capital in the Consolidated Statements of Shareholders’ Equity. In addition, upon completion of the acquisition, deferred stock-based compensation of $90 million was recorded in the Consolidated Balance Sheets to reflect the unvested portion of the formula-based valuation of the Andiamo employee stock and options. The amount of deferred stock-based compensation was fixed at the date of acquisition and is being amortized over the vesting period of Andiamo employee stock and options of approximately two years.

A summary of the accounting of the initial consolidation under FIN 46(R) and the subsequent purchase of Andiamo, after stock price-related adjustments, is as follows (in millions):

Amount
Cumulative effect of accounting change, net of tax benefit of $5	$567
Variable stock-based compensation	58
Deferred stock-based compensation	90
Net assets	7

Total	$722

In fiscal 2005, the Company completed the acquisitions of the following companies which had been consolidated prior to acquisition because the Company was deemed to be the primary beneficiary under FIN 46(R):

•	Acquisition of BCN Systems, Inc. to contribute to the continued evolution of the Company’s routing platforms and support ongoing efforts to speed the delivery of next-generation data, voice, and video services over a converged network. The acquisition was completed for a purchase price of approximately $45 million to be paid over a five-year period contingent upon continued employment of certain employees with the Company, which may be increased by approximately $122 million depending upon the achievement of certain development and product milestones. The purchase consideration consisted of cash.

•	Acquisition of M.I. Secure, Corporation to add to the Company’s network security technology. The acquisition was completed for a purchase price of approximately $1 million, which may be increased by approximately $12 million depending upon the achievement of certain development and product milestones. The purchase consideration consisted of cash.

•	Acquisition of Vihana, Inc., a developer of custom application-specific integrated circuit (ASIC) chips, for a purchase price of approximately $30 million. The purchase consideration consisted of shares of Cisco common stock and stock options assumed. Upon completion of the acquisition, deferred stock-based compensation of $7 million was recorded in the Consolidated Balance Sheets.

The purchase consideration and any additional amounts to be paid for each of these acquisitions is recorded by the Company as compensation expense related to acquisitions and investments. During fiscal 2005, the Company recorded approximately $34 million of compensation expense relating to these acquisitions.

2005 Annual Report  53

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4. RESTRUCTURING COSTS AND OTHER SPECIAL CHARGES

On April 16, 2001, the Company announced a restructuring program, which included a worldwide workforce reduction, consolidation of excess facilities, and restructuring of certain business functions. The liability for restructuring costs is recorded in other accrued liabilities in the Consolidated Balance Sheets. The following table summarizes the activity related to the remaining liability for restructuring costs and other special charges, comprised primarily of operating lease liabilities, as of July 30, 2005 (in millions):

Amount
Balance at July 26, 2003	$295
Cash payments(1)	(230)

Balance at July 31, 2004	65
Cash payments	(27)

Balance at July 30, 2005	$38

Note 1:	Cash payments include payments of approximately $204 million for lease obligations that were terminated.

5. BALANCE SHEET DETAILS

The following tables provide details of selected balance sheet items (in millions):

	July 30, 2005	July 31, 2004
Inventories:
Raw materials	$82	$58
Work in process	431	416
Finished goods:
Distributor inventory and deferred cost of sales	385	316
Manufacturing finished goods	184	206

Total finished goods	569	522

Service-related spares	180	177
Demonstration systems	35	34

Total	$1,297	$1,207

Property and equipment, net:
Land, buildings, and leasehold improvements	$3,492	$3,429
Computer equipment and related software	1,244	1,120
Production, engineering, and other equipment	3,095	2,643
Operating lease assets	136	94
Furniture and fixtures	355	356

	8,322	7,642
Less accumulated depreciation and amortization	(5,002)	(4,352)

Total	$3,320	$3,290

54  Cisco Systems, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5. BALANCE SHEET DETAILS (Continued)

The following tables provide details of selected balance sheet items (in millions):

	July 30, 2005	July 31, 2004
Other assets:
Deferred tax assets	$1,201	$1,130
Investments in privately held companies	421	354
Income tax receivable	277	690
Lease receivables, net	353	231
Other	350	435

Total	$2,602	$2,840

Deferred revenue:
Service	$3,618	$3,047
Product	1,424	1,455

Total	$5,042	$4,502

Reported as:
Current deferred revenue	$3,854	$3,527
Noncurrent deferred revenue	1,188	975

Total	$5,042	$4,502

6. LEASE RECEIVABLES, NET

Lease receivables represent sales-type and direct-financing leases resulting from the sale of the Company’s and complementary third-party products and services. These lease arrangements typically have terms from two to three years and are generally collateralized by a security interest in the underlying assets. The current portion of lease receivables, net, is recorded in prepaid expenses and other current assets, and the noncurrent portion is recorded in other assets in the Consolidated Balance Sheets. The net lease receivables are summarized as follows (in millions):

	July 30, 2005	July 31, 2004
Gross lease receivables	$731	$616
Unearned income and other allowances	(130)	(170)

Total	$601	$446

Reported as:
Current	$248	$215
Noncurrent	353	231

Total	$601	$446

Contractual maturities of the gross lease receivables at July 30, 2005 were $299 million in fiscal 2006, $191 million in fiscal 2007, $122 million in fiscal 2008, $79 million in fiscal 2009, and $40 million in fiscal 2010 and thereafter. Actual cash collections may differ from the contractual maturities due to early customer buyouts, refinancings, or customer defaults.

2005 Annual Report  55

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7. INVESTMENTS

The following tables summarize the Company’s investments (in millions):

July 30, 2005	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Fixed income securities:
U.S. government notes and bonds	$3,453	$2	$(25)	$3,430
Corporate notes, bonds, and asset-backed securities	6,299	3	(63)	6,239
Municipal notes and bonds	705	—	(2)	703

Total fixed income securities	10,457	5	(90)	10,372
Publicly traded equity securities	514	433	(6)	941

Total	$10,971	$438	$(96)	$11,313

Reported as:
Short-term investments				$2,227
Investments				9,086

Total				$11,313

July 31, 2004	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Fixed income securities:
U.S. government notes and bonds	$4,408	$9	$(20)	$4,397
Corporate notes, bonds, and asset-backed securities	9,333	14	(42)	9,305
Municipal notes and bonds	710	—	(1)	709

Total fixed income securities	14,451	23	(63)	14,411
Publicly traded equity securities	755	387	(8)	1,134

Total	$15,206	$410	$(71)	$15,545

Reported as:
Short-term investments				$4,947
Investments				10,598

Total				$15,545

The following table provides gross realized gains and losses related to the Company’s investments (in millions):

Years Ended	July 30, 2005	July 31, 2004	July 26, 2003
Gross realized gains	$144	$208	$339
Gross realized losses	(61)	(2)	(590)

Total	$83	$206	$(251)

The gross realized losses in fiscal 2005 and 2003 included charges of $5 million and $412 million, respectively, related to the impairment of certain publicly traded equity securities. There were no impairment charges related to publicly traded equity securities in fiscal 2004. The impairment charges were due to a decline in the fair value of the investments below their cost basis that were judged to be other-than-temporary. The specific identification method is used to determine the cost basis of fixed income securities disposed of. The weighted-average method is used to determine the cost basis of publicly traded equity securities disposed of.

56  Cisco Systems, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables provide the breakdown of the investments with unrealized losses at July 30, 2005 and July 31, 2004 (in millions):

	UNREALIZED LOSSES LESS THAN 12 MONTHS		UNREALIZED LOSSES 12 MONTHS OR GREATER		TOTAL
July 30, 2005	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
U.S. government notes and bonds	$2,947	$(21)	$220	$(4)	$3,167	$(25)
Corporate notes, bonds, and asset-backed securities	4,388	(52)	531	(11)	4,919	(63)
Municipal notes and bonds	260	(2)	—	—	260	(2)
Publicly traded equity securities	34	(5)	4	(1)	38	(6)

Total	$7,629	$(80)	$755	$(16)	$8,384	$(96)

	UNREALIZED LOSSES LESS THAN 12 MONTHS		UNREALIZED LOSSES 12 MONTHS OR GREATER		TOTAL
July 31, 2004	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
U.S. government notes and bonds	$2,859	$(18)	$84	$(2)	$2,943	$(20)
Corporate notes, bonds, and asset-backed securities	3,883	(38)	189	(4)	4,072	(42)
Municipal notes and bonds	176	(1)	—	—	176	(1)
Publicly traded equity securities	83	(8)	—	—	83	(8)

Total	$7,001	$(65)	$273	$(6)	$7,274	$(71)

The gross unrealized losses related to fixed income securities were primarily due to changes in interest rates. The gross unrealized losses related to publicly traded equity securities were due to changes in market prices. The Company’s management has determined that the gross unrealized losses on its investment securities at July 30, 2005 are temporary in nature. The Company reviews its investments to identify and evaluate investments that have indications of possible impairment. Factors considered in determining whether a loss is temporary include the length of time and extent to which fair value has been less than the cost basis, the financial condition and near-term prospects of the investee, and the Company’s intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value. Substantially all of the Company’s fixed income securities are rated investment grade or better.

2005 Annual Report  57

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the maturities of the Company’s fixed income securities at July 30, 2005 (in millions):

	Amortized Cost	Fair Value
Less than one year	$2,237	$2,227
Due in 1-2 years	2,612	2,585
Due in 2-5 years	4,634	4,586
Due after 5 years	974	974

Total	$10,457	$10,372

Actual maturities may differ from the contractual maturities because borrowers have the right to call or prepay certain obligations.

8. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases office space in several U.S. locations, as well as locations elsewhere in the Americas; Europe, the Middle East, and Africa (EMEA); Asia Pacific; and Japan. Rent expense totaled $179 million, $191 million, and $196 million in fiscal 2005, 2004, and 2003, respectively. Future annual minimum lease payments under all noncancelable operating leases with an initial term in excess of one year as of July 30, 2005 were as follows (in millions):

Fiscal Year	Amount
2006	$215
2007	163
2008	118
2009	96
2010	88
Thereafter	580

Total	$1,260

Purchase Commitments with Contract Manufacturers and Suppliers

The Company purchases components from a variety of suppliers and uses several contract manufacturers to provide manufacturing services for its products. During the normal course of business, in order to manage manufacturing lead times and help assure adequate component supply, the Company enters into agreements with contract manufacturers and suppliers that either allow them to procure inventory based upon criteria as defined by the Company or that establish the parameters defining the Company’s requirements. In certain instances, these agreements allow the Company the option to cancel, reschedule, and adjust the Company’s requirements based on its business needs prior to firm orders being placed. Consequently, only a portion of the Company’s reported purchase commitments arising from these agreements are firm, noncancelable, and unconditional commitments. As of July 30, 2005, the Company had total purchase commitments for inventory of approximately $954 million, compared with $951 million as of July 31, 2004.

In addition to the above, the Company records a liability for firm, noncancelable, and unconditional purchase commitments for quantities in excess of its future demand forecasts consistent with the Company’s allowance for inventory. As of July 30, 2005, the liability for these firm, noncancelable, and unconditional purchase commitments was $107 million, compared with $141 million as of July 31, 2004 and was included in other accrued liabilities.

58  Cisco Systems, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other Commitments

The Company has entered into an agreement to invest approximately $800 million in venture funds managed by SOFTBANK that are required to be funded on demand. The total commitment is to be invested in venture funds and as senior debt with entities as directed by SOFTBANK. The Company’s commitment to fund the senior debt is contingent upon the achievement of certain agreed-upon milestones. As of July 30, 2005, the Company had invested $414 million in the venture funds pursuant to the commitment, compared with $290 million as of July 31, 2004. In addition, as of July 30, 2005 and July 31, 2004, the Company had invested $49 million in senior debt pursuant to the commitment, of which $47 million and $19 million has been repaid as of July 30, 2005 and July 31, 2004, respectively.

The Company provides structured financing to certain qualified customers for the purchase of equipment and other needs through its wholly owned subsidiaries. These loan commitments may be funded over a two- to three-year period, provided that these customers achieve specific business milestones and satisfy certain financial covenants. As of July 30, 2005, the outstanding loan commitments were $17 million and all were eligible for draw-down. As of July 31, 2004, the outstanding loan commitments were $61 million, of which $22 million was eligible for draw-down.

As of July 30, 2005, the Company had a commitment of approximately $25 million to purchase the remaining minority interest of Cisco Systems, K.K. (Japan), compared with approximately $59 million as of July 31, 2004.

The Company also has certain other funding commitments related to its privately held investments that are based on the achievement of certain agreed-upon milestones. The funding commitments were approximately $56 million as of July 30, 2005, compared with approximately $67 million as of July 31, 2004.

Variable Interest Entities

In the ordinary course of business, the Company has investments in privately held companies and provides structured financing to certain customers through its wholly owned subsidiaries, which may be considered to be variable interest entities. The Company has evaluated its investments in privately held companies and structured financings and determined that there were no significant unconsolidated variable interest entities as of July 30, 2005.

Guarantees and Product Warranties

FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”), requires that upon issuance of a guarantee, the guarantor must disclose and recognize a liability for the fair value of the obligation it assumes under that guarantee.

The requirements of FIN 45 are applicable to the Company’s product warranty liability and certain guarantees. The Company’s guarantees issued subject to the recognition and disclosure requirements of FIN 45 as of July 30, 2005 and July 31, 2004 were not material. As of July 30, 2005 and July 31, 2004, the Company’s product warranty liability recorded in other accrued liabilities was $259 million and $239 million, respectively. The following table summarizes the activity related to the product warranty liability during fiscal 2005 and 2004 (in millions):

	July 30, 2005	July 31, 2004
Balance at beginning of fiscal year	$239	$246
Provision for warranties issued	411	333
Payments	(391)	(340)

Balance at end of fiscal year	$259	$239

2005 Annual Report  59

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company accrues for warranty costs as part of its cost of sales based on associated material product costs, technical support labor costs, and associated overhead. The products sold are generally covered by a warranty for periods ranging from 90 days to five years, and for some products the Company provides a limited lifetime warranty.

In the normal course of business to facilitate sales of its products, the Company indemnifies other parties, including customers, lessors, and parties to other transactions with the Company, with respect to certain matters. The Company has agreed to hold the other parties harmless against losses arising from a breach of representations or covenants, or out of intellectual property infringement or other claims made against certain parties. These agreements may limit the time within which an indemnification claim can be made and the amount of the claim. In addition, the Company has entered into indemnification agreements with its officers and directors, and the Company’s bylaws contain similar indemnification obligations to the Company’s agents.

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

Derivative Instruments

The Company uses derivative instruments to manage exposures to foreign currency, interest rate, and equity security price risks. The Company’s objective in holding derivatives is to reduce the volatility of earnings and cash flows associated with changes in foreign currency, interest rates, and equity security prices. The Company’s derivatives expose it to credit risk to the extent that the counterparties may be unable to meet the terms of the agreement. The Company seeks to reduce such risks by limiting its counterparties to major financial institutions. In addition, the potential risk of loss with any one counterparty resulting from this type of credit risk is monitored. Management does not expect material losses as a result of defaults by counterparties.

Foreign Currency Derivatives    The Company conducts business globally in several currencies. As such, it is exposed to adverse movements in foreign currency exchange rates. The Company enters into foreign exchange forward contracts to reduce the short-term effects of foreign currency fluctuations on certain foreign currency receivables, investments, and payables. The gains and losses on the foreign exchange forward contracts offset the transaction gains and losses on certain foreign currency receivables, investments, and payables recognized in earnings.

The Company does not enter into foreign exchange forward contracts for trading purposes. Gains and losses on the contracts are included in other income (loss), net, in the Consolidated Statements of Operations and offset foreign exchange gains and losses from the revaluation of intercompany balances or other current assets, investments, and liabilities denominated in currencies other than the functional currency of the reporting entity. The Company’s foreign exchange forward contracts related to current assets and liabilities generally range from one to three months in original maturity. Additionally, the Company has entered into foreign exchange forward contracts with maturities of up to two years related to long-term customer financings. The foreign exchange contracts related to investments generally have maturities of less than one year.

The Company periodically hedges certain foreign currency forecasted transactions related to certain operating expenses with currency options. These transactions are designated as cash flow hedges. The effective portion of the derivative’s gain or loss is initially reported as a component of accumulated other comprehensive income and subsequently reclassified into earnings when the hedged exposure affects earnings. The ineffective portion of the gain or loss is reported in earnings immediately. These currency option contracts generally have maturities of less than 18 months. The Company does not purchase currency options for trading purposes. Foreign exchange forward and option contracts as of July 30, 2005 are summarized as follows (in millions):

	Notional Amount	Fair Value
Forward contracts:
Purchased	$1,011	$(5)
Sold	$450	$9
Option contracts:
Purchased	$1,028	$10
Sold	$1,002	$(7)

60  Cisco Systems, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Interest Rate Derivatives    The Company’s primary objective for holding fixed income and debt securities is to improve its investment return while preserving principal and managing risk. To realize these objectives, the Company may utilize interest rate swaps or other derivatives designated as fair value or cash flow hedges. As of July 30, 2005, the Company had entered into $1 billion of interest rate swaps designated as fair value hedges. Under the interest rate swap contracts, the Company makes fixed-rate interest payments and receives interest payments based on the London InterBank Offered Rate (LIBOR). The effect of these swaps is to convert fixed-rate returns to LIBOR-based returns on a portion of the Company’s fixed income portfolio. The gains and losses related to changes in the value of the interest rate swaps are included in other income (loss), net, in the Consolidated Statements of Operations and offset the changes in fair value of the underlying hedged investment. As of July 30, 2005, the fair value of the interest rate swaps was $15 million. There were no interest rate derivatives as of July 31, 2004.

Equity Derivatives    The Company maintains a portfolio of publicly traded equity securities which are subject to price risk. The Company may hold equity securities for strategic purposes or to provide diversification for the Company’s overall investment portfolio. In order to manage its exposure to changes in the value of certain equity securities, the Company may, from time to time, enter into equity derivative contracts. As of July 30, 2005, the Company had entered into forward sale and option agreements on certain publicly traded equity securities designated as fair value hedges. The gains and losses due to changes in the value of the hedging instruments are included in other income (loss), net, in the Consolidated Statements of Operations and offset the change in the fair value of the underlying hedged investment. As of July 30, 2005 the notional and fair value amounts of the derivatives were $198 million and $19 million, respectively. There were no equity derivatives as of July 31, 2004.

Legal Proceedings

Beginning on April 20, 2001, a number of purported shareholder class action lawsuits were filed in the United States District Court for the Northern District of California against the Company and certain of its officers and directors. The lawsuits have been consolidated, and the consolidated action is purportedly brought on behalf of those who purchased the Company’s publicly traded securities between August 10, 1999 and February 6, 2001. Plaintiffs allege that defendants have made false and misleading statements, purport to assert claims for violations of the federal securities laws, and seek unspecified compensatory damages and other relief. The Company believes the claims are without merit and intends to defend the actions vigorously. While the Company believes there is no legal basis for liability, due to the uncertainty surrounding the litigation process, the Company is unable to reasonably estimate a range of loss, if any, at this time.

Beginning on April 23, 2001, a number of purported shareholder derivative lawsuits were filed in the Superior Court of California, County of Santa Clara, in the Superior Court of California, County of San Mateo and in the United States District Court for the Northern District of California. These actions were later consolidated. The complaints included claims for breach of fiduciary duty, waste of corporate assets, mismanagement, unjust enrichment, and violations of the California Corporations Code; sought compensatory damages, disgorgement, and other relief; and were based on essentially the same allegations as the class actions. On March 22, 2005, the Superior Court approved a comprehensive settlement of all of these derivative claims, which provided for dismissal with prejudice of all of plaintiffs’ claims, reimbursement of a portion of plaintiffs’ attorneys’ fees and agreement to maintain certain Company policies and consider others.

On February 16, 2005, a purported shareholder derivative lawsuit was filed in the Superior Court of California, County of Santa Clara, against various officers and directors of the Company and naming the Company as a nominal defendant. The lawsuit includes claims for breach of fiduciary duty, unjust enrichment, constructive trust and violations of the California Corporations Code, is based upon allegations of wrongdoing in connection with option grants and compensation to officers and directors, the timing of option grants, and the Company’s share repurchase plan, and seeks unspecified compensation and other damages, rescission of options and other relief.

In addition, the Company was subject to patent claims asserted by Storage Technology Corporation against the Company on December 10, 1999. Claims related to one patent were dismissed, and a trial relating to claims related to a second patent commenced May 19, 2005 in the Federal District Court for the Northern District of California. The claims which were the subject of the trial included an assertion that NetFlow Feature Acceleration infringed United States Patent No. 5,842,040, and included demands for damages and injunctive relief. On June 7, 2005, the court entered judgment in the Company’s favor when the jury returned a verdict finding no infringement by the Company and that the patent claims at issue in the case were invalid.

In addition, the Company is subject to legal proceedings, claims, and litigation arising in the ordinary course of business, including intellectual property litigation. While the outcome of these matters is currently not determinable, the Company does not expect that the ultimate costs to resolve these matters will have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.

2005 Annual Report  61

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9. SHAREHOLDERS’ EQUITY

Stock Repurchase Program

In September 2001, the Company’s Board of Directors authorized a stock repurchase program. As of July 30, 2005, the Company’s Board of Directors had authorized the repurchase of up to $35 billion of common stock under this program. During fiscal 2005, the Company repurchased and retired 540 million shares of Cisco common stock at an average price of $18.95 per share for an aggregate purchase price of $10.2 billion. As of July 30, 2005, the Company had repurchased and retired 1.5 billion shares of Cisco common stock for an average price of $18.15 per share for an aggregate purchase price of $27.2 billion since inception of the stock repurchase program, and the remaining authorized amount for stock repurchases under this program was $7.8 billion with no termination date.

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

Shareholders’ Rights Plan

In June 1998, the Board of Directors approved a Shareholders’ Rights Plan (“Rights Plan”) which was intended to protect shareholders’ rights in the event of an unsolicited takeover attempt. On March 24, 2005, the Board of Directors approved an amendment to the Company’s Rights Agreement to advance the Final Expiration Date of the Rights under the Rights Plan pursuant to the Rights Agreement from the close of business on June 19, 2008 to March 28, 2005, effectively terminating the Rights Plan as of the close of business on March 28, 2005.

Preferred Stock

Under the terms of the Company’s Articles of Incorporation, the Board of Directors may determine the rights, preferences, and terms of the Company’s authorized but unissued shares of preferred stock.

Comprehensive Income

The components of comprehensive income are as follows (in millions):

Years Ended	July 30, 2005	July 31, 2004	July 26, 2003
Net income	$5,741	$4,401	$3,578
Other comprehensive income:
Change in unrealized gains and losses on investments, net of tax benefit (expense) of $(61), $42, and $(150) in fiscal 2005, 2004, and 2003, respectively	(25)	(77)	352
Other	10	19	29

Other comprehensive income before minority interest	5,726	4,343	3,959
Change in minority interest	77	(84)	—

Total	$5,803	$4,259	$3,959

The Company consolidates its investment in a venture fund managed by SOFTBANK as it is the primary beneficiary as defined under FIN 46(R). During fiscal 2005, SOFTBANK’s aggregate minority share of the venture fund decreased by $77 million, from $84 million as of July 31, 2004 to $7 million as of July 30, 2005, as a result of a noncash distribution of the venture fund assets to its partners.

10. EMPLOYEE BENEFIT PLANS

Employee Stock Purchase Plan

The Company has an Employee Stock Purchase Plan, which includes its subplan, the International Employee Stock Purchase Plan (together, the “Purchase Plan”), under which 321.4 million shares of the Company’s common stock have been reserved for issuance. Eligible employees may purchase a limited number of shares of the Company’s common stock at a discount of up to 15% of the market value at certain plan-defined dates. The Purchase Plan terminates on January 3, 2010. In fiscal 2005, 2004, and 2003, the shares issued under the Purchase Plan were 19 million, 26 million, and 23 million shares, respectively. At July 30, 2005, 120 million shares were available for issuance under the Purchase Plan.

62  Cisco Systems, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The maximum number of shares issuable over the term of the 1996 Plan is limited to 2.5 billion shares. Options granted under the 1996 Plan have an exercise price equal to the fair market value of the underlying stock on the grant date and expire no later than nine years from the grant date. The options will generally become exercisable for 20% or 25% of the option shares one year from the date of grant and then ratably over the following 48 or 36 months, respectively. Certain other grants have utilized a 60-month ratable vesting schedule. In addition, the Board of Directors, or other committee administering the plan, has the discretion to use a different vesting schedule and has done so from time to time. Since the inception of the 1996 Plan, the Company has granted options to virtually all employees, and the majority has been granted to employees below the vice president level.

In 1997, the Company adopted the Supplemental Plan, under which options can be granted or shares can be directly issued to eligible employees. Officers and members of the Company’s Board of Directors are not eligible to participate in the Supplemental Plan. Nine million shares have been reserved for issuance under the Supplemental Plan, of which 3 million options were granted. All option grants have an exercise price equal to the fair market value of the underlying stock on the grant date. No shares were issued in fiscal 2005 under the Supplemental Plan, and the Company will no longer be issuing shares under the Supplemental Plan.

Distribution and Dilutive Effect of Options    The following table illustrates the grant dilution and exercise dilution (in millions, except percentages):

Years Ended	July 30, 2005	July 31, 2004
Shares of common stock outstanding	6,331	6,735

Granted and assumed	244	195
Canceled	(65)	(52)

Net options granted	179	143

Grant dilution(1)	2.8%	2.1%

Exercised	93	96

Exercise dilution(2)	1.5%	1.4%

Note 1:	The percentage for grant dilution is computed based on net options granted as a percentage of shares of common stock outstanding.

Note 2:	The percentage for exercise dilution is computed based on options exercised as a percentage of shares of common stock outstanding.

Basic and diluted shares outstanding for the year ended July 30, 2005 were 6.5 billion shares and 6.6 billion shares, respectively. Diluted shares outstanding include the dilutive impact of in-the-money options, which is calculated based on the average share price for each fiscal period using the treasury stock method. Under the treasury stock method, the tax-effected proceeds that would be hypothetically received from the exercise of all in-the-money options are assumed to be used to repurchase shares. In fiscal 2005, the dilutive impact of in-the-money employee stock options was approximately 125 million shares or 1.9% of the basic shares outstanding based on Cisco’s average share price of $18.80.

The following table summarizes the options granted to the Named Executive Officers during the periods indicated. The Named Executive Officers represent the Company’s Chief Executive Officer and the four other most highly paid executive officers whose salary and bonus for the years ended July 30, 2005 and July 31, 2004 were in excess of $100,000.

Years Ended	July 30, 2005	July 31, 2004
Options granted to the Named Executive Officers	4 million	2 million

Options granted to the Named Executive Officers as a % of net options granted	2.2%	1.6%

Options granted to the Named Executive Officers as a % of outstanding shares	0.06%	0.03%

Cumulative options held by Named Executive Officers as a % of total options outstanding	4.1%	4.0%

2005 Annual Report  63

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

General Option Information    A summary of option activity follows (in millions, except per-share amounts). The Company has, in connection with the acquisitions of various companies, assumed the stock option plans of the acquired companies or issued replacement options.

		OPTIONS OUTSTANDING
	Options Available for Grant	Number Outstanding	Weighted- Average Exercise Price per Share
BALANCE AT JULY 27, 2002	664	1,206	$27.17
Granted and assumed	(199)	199	12.01
Exercised	—	(45)	7.14
Canceled	57	(57)	33.03
Additional shares reserved	4	—	—

BALANCE AT JULY 26, 2003	526	1,303	25.29
Granted and assumed	(195)	195	20.00
Exercised	—	(96)	10.03
Canceled	52	(52)	32.33
Additional shares reserved	7	—	—

BALANCE AT JULY 31, 2004	390	1,350	25.34
Granted and assumed	(244)	244	18.70
Exercised	—	(93)	8.44
Canceled	63	(65)	31.63
Additional shares reserved	14	—	—

BALANCE AT JULY 30, 2005	223	1,436	$25.02

The following table summarizes significant ranges of outstanding and exercisable options as of July 30, 2005 (in millions, except years and per-share amounts):

	OPTIONS OUTSTANDING				OPTIONS EXERCISABLE
Range of Exercise Prices	Number Outstanding	Weighted- Average Remaining Contractual Life (in Years)	Weighted- Average Exercise Price per Share	Aggregate Intrinsic Value	Number Exercisable	Weighted- Average Exercise Price per Share	Aggregate Intrinsic Value
$ 0.01 – 9.75	156	3.68	$7.46	$1,824	113	$6.80	$1,396
9.76 – 15.22	171	4.52	12.74	1,096	118	12.58	775
15.23 – 17.80	164	5.25	16.25	476	110	16.18	327
17.81 – 18.57	78	5.62	18.46	54	49	18.55	29
18.58 – 19.18	176	8.04	19.13	8	3	18.74	1
19.19 – 19.59	158	7.23	19.54	—	49	19.59	—
19.60 – 26.42	180	4.91	23.12	—	127	23.78	—
26.43 – 50.38	172	3.93	43.34	—	159	43.34	—
50.39 – 72.56	181	3.63	57.49	—	178	57.42	—

Total	1,436	5.17	$25.02	$3,458	906	$28.80	$2,528

The aggregate intrinsic value in the preceding table represents the total pretax intrinsic value based on Cisco’s closing stock price of $19.15 as of July 29, 2005, which would have been received by the option holders had all option holders exercised their options as of that date. The total number of in-the-money options exercisable as of July 30, 2005 was 392 million. As of July 31, 2004, 436 million outstanding options were exercisable, and the weighted-average exercise price was $25.34. As of July 26, 2003, 748 million outstanding options were exercisable, and the weighted-average exercise price was $26.12.

64  Cisco Systems, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the option exercises for the year ended July 30, 2005, and option values as of that date for the Named Executive Officers (in millions):

			NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS AT JULY 30, 2005		INTRINSIC VALUE OF UNEXERCISED IN-THE-MONEY OPTIONS AT JULY 30, 2005
	Number of Shares Acquired on Exercise	Value Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Named Executive Officers	6	$79	47	12	$185	$19

Pro Forma Information    Pro forma information regarding option grants made to the Company’s employees and directors and common stock relating to the Employee Stock Purchase Plan is based on specified valuation techniques that produce estimated compensation charges. The following table reflects the pro forma information (in millions, except per-share amounts):

Years Ended	July 30, 2005	July 31, 2004	July 26, 2003
Net income—as reported	$5,741	$4,401	$3,578
Pro forma stock-based compensation expense	(1,628)	(2,025)	(2,098)
Pro forma tax benefit	594	810	839

Pro forma stock-based compensation expense, net of tax	(1,034)	(1,215)	(1,259)

Net income—pro forma	$4,707	$3,186	$2,319

Basic net income per share—as reported	$0.88	$0.64	$0.50

Diluted net income per share—as reported	$0.87	$0.62	$0.50

Basic net income per share—pro forma	$0.73	$0.47	$0.33

Diluted net income per share—pro forma	$0.71	$0.45	$0.32

The pro forma net income for fiscal 2005 includes the effects of new U.S. tax regulations effective in fiscal 2005 that require intercompany reimbursement of certain stock-based compensation expenses.

The value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	EMPLOYEE STOCK OPTION PLANS			EMPLOYEE STOCK PURCHASE PLAN
	July 30, 2005	July 31, 2004	July 26, 2003	July 30, 2005	July 31, 2004	July 26, 2003
Expected dividend	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Risk-free interest rate	3.6%	3.9%	3.2%	2.0%	2.8%	1.1%
Expected volatility	39.6%	40.0%	45.7%	33.2%	43.2%	45.7%
Expected life (in years)	3.3	5.6	5.8	0.6	1.9	0.5

The Black-Scholes option pricing model was developed for use in estimating the value of traded options that have no vesting restrictions and are fully transferable. In addition, option pricing models require the input of highly subjective assumptions, including the expected stock price volatility and expected life. The Company is responsible for determining the assumptions for the expected volatility and expected life of its stock options used in estimating the fair value of those options. The Company uses third-party analysis to assist in developing the expected volatility and expected life of its stock options. The expected life and expected volatility of the stock options is based upon historical and other economic data trended into the future. The Company uses an option pricing model to indirectly estimate the expected life of the stock options. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the estimated value, in management’s opinion, the existing valuation models do not provide a reliable measure of the fair value of the Company’s employee stock options. Under the Black-Scholes option pricing model, the weighted-average estimated values of employee stock options granted during fiscal 2005, 2004, and 2003 were $6.19, $8.77, and $5.67, respectively.

2005 Annual Report  65

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Employees can contribute from 1% to 25% of their annual compensation to the Plan. Employee contributions are limited to a maximum annual amount as set periodically by the Internal Revenue Code. Through December 31, 2002, the Company matched employee contributions dollar for dollar up to a maximum of $1,500 per person per year. Effective January 1, 2003, the Company began matching employee contributions up to 50% of the first 6% of eligible earnings that are contributed by employees. Therefore, the maximum matching contribution that the Company may allocate to each participant’s account will not exceed $6,300 for the 2005 calendar year due to the $210,000 annual limit on eligible earnings imposed by the Internal Revenue Code. All matching contributions vest immediately. The Company’s matching contributions to the Plan totaled $84 million, $81 million, and $40 million in fiscal 2005, 2004, and 2003, respectively.

Effective January 1, 2004, employees who meet the age requirements and reach the Plan contribution limits can make a catch-up contribution not to exceed the lesser of 50% of their eligible compensation or the limit set forth in the Internal Revenue Code. The catch-up contributions are not eligible for matching contributions.

In addition, the Plan provides for discretionary profit-sharing contributions as determined by the Board of Directors. Such contributions to the Plan are allocated among eligible participants in the proportion of their salaries to the total salaries of all participants. There were no discretionary profit-sharing contributions made in fiscal 2005, 2004, or 2003.

11. INCOME TAXES

The provision for income taxes consisted of the following (in millions):

Years Ended	July 30, 2005	July 31, 2004	July 26, 2003
Federal:
Current	$1,340	$968	$1,041
Deferred	497	469	6

	1,837	1,437	1,047

State:
Current	496	230	138
Deferred	(292)	(19)	2

	204	211	140

Foreign:
Current	404	274	270
Deferred	(150)	102	(22)

	254	376	248

Total	$2,295	$2,024	$1,435

The Company paid income taxes of $1.266 billion, $644 million, and $1.424 billion in fiscal 2005, 2004, and 2003, respectively. Income before provision for income taxes consisted of the following (in millions):

Years Ended	July 30, 2005	July 31, 2004	July 26, 2003
United States	$7,028	$2,743	$3,325
International	1,008	4,249	1,688

Total	$8,036	$6,992	$5,013

66  Cisco Systems, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The items accounting for the difference between income taxes computed at the federal statutory rate and the provision for income taxes consisted of the following:

Years Ended	July 30, 2005	July 31, 2004	July 26, 2003
Federal statutory rate	35.0%	35.0%	35.0%
Effect of:
State taxes, net of federal tax benefit	1.8	1.8	1.8
Export sales benefit	(0.5)	(0.4)	(0.2)
Foreign income at other than U.S. rates	(8.1)	(8.3)	(8.9)
Nondeductible deferred stock-based compensation	0.6	1.2	0.8
Tax credits	(0.3)	(0.4)	—
Other, net	0.1	—	0.1

Total	28.6%	28.9%	28.6%

During the fourth quarter of fiscal 2005, the Internal Revenue Service completed its examination of the Company’s federal income tax returns for the fiscal years ended July 25, 1998 through July 28, 2001. Based on the results of the examination, the Company has decreased previously recorded tax reserves by approximately $110 million and decreased income tax expense by a corresponding amount. This decrease to the provision for income taxes was offset by increases to the provision for income taxes of $57 million related to a fourth quarter fiscal 2005 intercompany restructuring of certain of the Company’s foreign operations and $70 million related to the effects of new U.S. tax regulations effective in fiscal 2005 that require intercompany reimbursement of certain stock-based compensation expenses. These amounts are included in foreign income at other than U.S. rates in the table above.

U.S. income taxes and foreign withholding taxes were not provided for on a cumulative total of $6.8 billion of undistributed earnings for certain foreign subsidiaries. The Company intends to reinvest these earnings indefinitely in its foreign subsidiaries. If these earnings were distributed to the United States in the form of dividends or otherwise, or if the shares of the relevant foreign subsidiaries were sold or otherwise transferred, the Company would be subject to additional U.S. income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes. Determination of the amount of unrecognized deferred income tax liability related to these earnings is not practicable.

The following table presents the breakdown between current and noncurrent net deferred tax assets (in millions):

	July 30, 2005	July 31, 2004
Current	$1,582	$1,827
Noncurrent	1,201	1,130

Total	$2,783	$2,957

The noncurrent portion of the deferred tax assets is included in other assets.

2005 Annual Report  67

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The components of the deferred tax assets (liabilities) are as follows (in millions):

	July 30, 2005	July 31, 2004
ASSETS
Allowance for doubtful accounts and returns	$264	$231
Sales-type and direct-financing leases	104	270
Inventory allowances and capitalization	239	228
Investment provisions	313	385
In-process R&D, goodwill, and purchased intangible assets	312	469
Deferred revenue	770	1,170
Credits and net operating loss carryforwards	571	339
Other	620	627

Gross deferred tax assets	3,193	3,719
Valuation allowance	(85)	—

Total deferred tax assets	3,108	3,719

LIABILITIES
Unremitted earnings of foreign subsidiaries	—	(450)
Unrealized gains on investments	(161)	(100)
Depreciation	(153)	(65)
Other	(11)	(147)

Total deferred tax liabilities	(325)	(762)

Total net deferred tax assets	$2,783	$2,957

Reclassifications have been made to the fiscal 2004 balances for certain components of deferred tax assets and liabilities in order to conform to the current year’s presentation. In fiscal 2005, $450 million was reclassified from deferred tax liability to income taxes payable, representing taxes on foreign subsidiary earnings.

The valuation allowance increased from $0 at July 31, 2004 to $85 million at July 30, 2005. Of the $85 million valuation allowance, $53 million is attributable to acquired deferred tax assets of acquisitions for which any subsequent reduction of this valuation allowance would be applied first to reduce goodwill and then noncurrent intangible assets of the acquired entity.

As of July 30, 2005, the Company’s federal and state net operating loss carryforwards for income tax purposes were $271 million and $2.2 billion, respectively. If not utilized, the federal net operating loss carryforwards will begin to expire in fiscal 2019, and the state net operating loss carryforwards will begin to expire in fiscal 2006. As of July 30, 2005, the Company’s federal and state tax credit carryforwards for income tax purposes were approximately $11 million and $548 million, respectively. If not utilized, the federal and state tax credit carryforwards will begin to expire in fiscal 2009.

The Company’s income taxes payable for federal, state, and foreign purposes have been reduced by the tax benefits from employee stock options. The Company receives an income tax benefit calculated as the difference between the fair market value of the stock issued at the time of exercise and the option price, tax effected. The net tax benefits from employee stock options were $35 million, $537 million, and $132 million for fiscal 2005, 2004, and 2003, respectively, and were reflected as an increase to additional paid-in capital in the Consolidated Statements of Shareholders’ Equity.

The Company’s federal income tax returns for fiscal years ended July 27, 2002 through July 31, 2004 are under examination by the Internal Revenue Service. The Company believes that adequate amounts have been reserved for any adjustments which may ultimately result from these examinations.

On October 22, 2004, the American Jobs Creation Act of 2004 (the “Jobs Creation Act”) was signed into law. The Jobs Creation Act creates a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad by providing an 85 percent dividends received deduction for certain dividends from controlled foreign corporations. In the first quarter of fiscal 2006, the Company distributed cash from its foreign subsidiaries and will report an extraordinary dividend (as defined in the Jobs Creation Act) of $1.2 billion and a related tax liability of approximately $63 million in its fiscal 2006 federal income tax return. This amount was previously provided for in the provision for income taxes and is included in income taxes payable. This distribution does not change the Company’s intention to indefinitely reinvest undistributed earnings of certain of its foreign subsidiaries in operations outside the United States.

68  Cisco Systems, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The Company conducts business globally and is managed geographically. The Company’s management makes financial decisions and allocates resources based on the information it receives from its internal management system. Sales are attributed to a geographic theater based on the ordering location of the customer. The Company does not allocate research and development, sales and marketing, or general and administrative expenses to its geographic theaters in this internal management system because management does not currently use the information to measure the performance of the operating segments. Based on established criteria, as of July 30, 2005, the Company has four reportable segments: the Americas; EMEA; Asia Pacific; and Japan. As a result of organizational changes, beginning in fiscal 2006, the Company’s reportable segments will be changed to the following theaters: United States and Canada; European Markets; Emerging Markets; Asia Pacific; and Japan.

Summarized financial information by theater for fiscal 2005, 2004, and 2003, as taken from the internal management system, is as follows (in millions):

Years Ended	July 30, 2005	July 31, 2004	July 26, 2003
Net sales:
Americas	$13,929	$12,233	$10,544
EMEA	6,866	6,126	5,202
Asia Pacific	2,486	2,230	1,860
Japan	1,520	1,456	1,272

Total	$24,801	$22,045	$18,878

Gross margin:
Americas	$9,213	$8,274	$7,340
EMEA	4,754	4,244	3,659
Asia Pacific	1,671	1,532	1,313
Japan	1,033	1,076	921

Total	$16,671	$15,126	$13,233

The Americas theater included non-U.S. net sales of $1.2 billion, $1.1 billion, and $888 million for fiscal 2005, 2004, and 2003, respectively. The following table presents net sales for groups of similar products and services (in millions):

Years Ended	July 30, 2005	July 31, 2004	July 26, 2003
Net sales:
Routers	$5,498	$5,406	$4,859
Switches	10,104	8,980	7,721
Advanced technologies	4,408	3,336	2,004
Other	843	828	981

Product	20,853	18,550	15,565
Service	3,948	3,495	3,313

Total	$24,801	$22,045	$18,878

The Company refers to some of its products and technologies as advanced technologies. The Company has currently identified six advanced technologies for particular focus: enterprise IP communications, home networking, optical networking, security, storage area networking, and wireless technology. The Company is in the process of identifying additional advanced technologies for focus and investment in the future, and the Company’s investments in some previously identified advanced technologies may be curtailed or eliminated depending on market developments. The Company reclassified net sales for switches and advanced technology products in fiscal 2004 and 2003 to conform to the current year’s presentation related to a refinement in the reporting of certain rebate programs for these products.

2005 Annual Report  69

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The majority of the Company’s assets as of July 30, 2005 and July 31, 2004 were attributable to its U.S. operations. In fiscal 2005, 2004, and 2003, no single customer accounted for 10% or more of the Company’s net sales.

Property and equipment information is based on the physical location of the assets. The following table presents property and equipment information for geographic areas (in millions):

	July 30, 2005	July 31, 2004	July 26, 2003
Property and equipment, net:
United States	$2,959	$2,919	$3,186
International	361	371	457

Total	$3,320	$3,290	$3,643

13. NET INCOME PER SHARE

The following table presents the calculation of basic and diluted net income per share (in millions, except per-share amounts):

Years Ended	July 30, 2005	July 31, 2004	July 26, 2003
Income before cumulative effect of accounting change	$5,741	$4,968	$3,578
Cumulative effect of accounting change, net of tax	—	(567)	—

Net income	$5,741	$4,401	$3,578

Weighted-average shares—basic	6,487	6,840	7,124
Effect of dilutive potential common shares	125	217	99

Weighted-average shares—diluted	6,612	7,057	7,223

Income per share before cumulative effect of accounting change:
Basic	$0.88	$0.73	$0.50

Diluted	$0.87	$0.70	$0.50

Per-share amount of cumulative effect of accounting change:
Basic	$—	$0.09	—

Diluted	$—	$0.08	—

Net income per share:
Basic	$0.88	$0.64	$0.50

Diluted	$0.87	$0.62	$0.50

Dilutive potential common shares consist primarily of employee stock options and restricted common stock. Employee stock options to purchase approximately 847 million, 469 million, and 838 million shares in fiscal 2005, 2004, and 2003, respectively, were outstanding, but were not included in the computation of diluted earnings per share because the exercise price of the stock options was greater than the average share price of the common shares, and, therefore, the effect would have been antidilutive.

14. PENDING BUSINESS COMBINATIONS

As of July 30, 2005, the Company announced definitive agreements to acquire privately held Sheer Networks, Inc. and KiSS Technology A/S. The aggregate announced purchase price for these acquisitions was approximately $158 million in cash and stock and an additional $25 million in cash upon the achievement of certain agreed-upon milestones. These acquisitions closed in the first quarter of fiscal 2006.

70  Cisco Systems, Inc.

Supplementary Financial Data (Unaudited)

(in millions, except per-share amounts)

Quarters Ended	July 30, 2005	Apr. 30, 2005	Jan. 29, 2005	Oct. 30, 2004	July 31, 2004	May 1, 2004	Jan. 24, 2004	Oct. 25, 2003
Net sales	$6,581	$6,187	$6,062	$5,971	$5,926	$5,620	$5,398	$5,101
Gross margin	$4,468	$4,135	$4,053	$4,015	$4,055	$3,867	$3,698	$3,506
Income before cumulative effect of accounting change	$1,540	$1,405	$1,400	$1,396	$1,380	$1,211	$1,291	$1,086
Income per share before cumulative effect of accounting change—basic	$0.24	$0.22	$0.21	$0.21	$0.20	$0.18	$0.19	$0.16
Income per share before cumulative effect of accounting change—diluted	$0.24	$0.21	$0.21	$0.21	$0.20	$0.17	$0.18	$0.15
Net income	$1,540	$1,405	$1,400	$1,396	$1,380	$1,211	$724	$1,086
Net income per share—basic	$0.24	$0.22	$0.21	$0.21	$0.20	$0.18	$0.11	$0.16
Net income per share—diluted	$0.24	$0.21	$0.21	$0.21	$0.20	$0.17	$0.10	$0.15
Cash and cash equivalents and total investments	$16,055	$16,149	$16,525	$17,727	$19,267	$18,946	$19,834	$19,688

Stock Market Information

Cisco common stock is traded on the NASDAQ National Market under the symbol CSCO. The following table lists the high and low sales prices for each period indicated:

	2005		2004
Fiscal	High	Low	High	Low
First quarter	$21.24	$17.53	$21.56	$17.42
Second quarter	$20.35	$17.41	$29.39	$19.81
Third quarter	$18.80	$17.01	$28.50	$20.82
Fourth quarter	$20.25	$17.16	$24.20	$20.07

The Company has never paid cash dividends on its common stock and has no present plans to do so. There were 81,588 registered shareholders as of September 9, 2005.

2005 Annual Report  71