Form 10-K, Exhibit 13
period 2006-07-29
CISCO SYSTEMS INC
filed 2006-09-18
CIK 858877

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

Management (with the participation of the principal executive officer and principal financial officer) conducted an evaluation of the effectiveness of Cisco’s internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that Cisco’s internal control over financial reporting was effective as of July 29, 2006. Management’s assessment of the effectiveness of Cisco’s internal control over financial reporting as of July 29, 2006 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

/S/ JOHN T. CHAMBERS John T. Chambers President and Chief Executive Officer September 15, 2006	/S/ DENNIS D. POWELL Dennis D. Powell Senior Vice President and Chief Financial Officer September 15, 2006

16 Cisco Systems, Inc.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Cisco Systems, Inc.:

We have completed integrated audits of Cisco Systems, Inc.’s 2006 and 2005 consolidated financial statements and of its internal control over financial reporting as of July 29, 2006, and an audit of its 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated Financial Statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareholders’ equity and of cash flows appearing on pages 43 to 46 present fairly, in all material respects, the financial position of Cisco Systems, Inc. and its subsidiaries at July 29, 2006 and July 30, 2005, and the results of their operations and their cash flows for each of the three years in the period ended July 29, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for share-based compensation in 2006. As also discussed in Note 2 to the consolidated financial statements, the Company changed its method of classification of its investments in 2006. As discussed in Notes 2 and 3 to the consolidated financial statements, effective January 24, 2004, the Company adopted Financial Accounting Standards Board Interpretation No. 46(R), “Consolidation of Variable Interest Entities.”

Internal Control Over Financial Reporting

Also, in our opinion, management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of July 29, 2006 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of July 29, 2006, based on criteria established in Internal Control - Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

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

San Jose, California
September 15, 2006

2006 Annual Report 17

Selected Financial Data

Five Years Ended July 29, 2006 (in millions, except per-share amounts)

The following selected financial data should be read in conjunction with the Consolidated Financial Statements and related notes which appear on pages 43 to 78 of this Annual Report:

	July 29, 2006	July 30, 2005	July 31, 2004	July 26, 2003	July 27, 2002
Net sales	$ 28,484	$24,801	$22,045	$18,878	$18,915
Net income	$ 5,580(1)	$ 5,741	$ 4,401(2)	$ 3,578	$ 1,893
Net income per share—basic	$ 0.91	$ 0.88	$ 0.64	$ 0.50	$ 0.26
Net income per share—diluted	$ 0.89	$ 0.87	$ 0.62	$ 0.50	$ 0.25
Shares used in per-share calculation—basic	6,158	6,487	6,840	7,124	7,301
Shares used in per-share calculation—diluted	6,272	6,612	7,057	7,223	7,447
Cash and cash equivalents and investments	$ 17,814	$16,055	$19,267	$20,652	$21,456
Total assets	$ 43,315	$33,883	$35,594	$37,107	$37,795
Long-term debt	$ 6,332	$ —	$ —	$ —	$ —

(1) Net income for fiscal 2006 included stock-based compensation expense under Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment,” (“SFAS 123(R)”) of $836 million, net of tax, which consisted of stock-based compensation expense of $756 million, net of tax, related to employee stock options and employee stock purchases and stock-based compensation expense of $80 million, net of tax, related to acquisitions and investments. There was no stock-based compensation expense related to employee stock options and employee stock purchases under Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), prior to fiscal 2006 because the Company did not adopt the recognition provisions of SFAS 123. See Note 10 to the Consolidated Financial Statements.

(2) Net income for fiscal 2004 included a noncash charge for the cumulative effect of accounting change relating to stock-based compensation expense of $567 million, net of tax, related to the adoption of FASB Interpretation No. 46(R), “Consolidation of Variable Interest Entities” (“FIN 46(R)”). See Note 3 to the Consolidated Financial Statements.

18 Cisco Systems, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements

This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements regarding future events and our future results that are subject to the safe harbors created under the Securities Act of 1933 (the “Securities Act”) and the Securities Exchange Act of 1934 (the “Exchange Act”). These statements are based on current expectations, estimates, forecasts, and projections about the industries in which we operate and the beliefs and assumptions of our management. Words such as “expects,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “continues,” “may,” variations of such words and similar expressions are intended to identify such forward-looking statements. In addition, any statements that refer to projections of our future financial performance, our anticipated growth and trends in our businesses, and other characterizations of future events or circumstances are forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and are subject to risks, uncertainties, and assumptions that are difficult to predict, including those identified below, as well as on the inside back cover of this Annual Report to Shareholders and under Part I, Item 1A. Risk Factors and elsewhere in our Annual Report on Form 10-K. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. We undertake no obligation to revise or update any forward-looking statements for any reason.

Overview

We sell Internet Protocol (IP)-based networking and other products and services related to the communications and information technology industry that address a wide range of customers’ business needs, including improving productivity, reducing costs, and gaining a competitive advantage. Our corresponding technology focus is on delivering networking products and solutions that simplify customers’ infrastructures, offer integrated services, and are highly secure. Our products and services help customers build their own network infrastructures that support tools and applications that allow them to communicate with key stakeholders, including customers, prospects, business partners, suppliers, and employees. Our product offerings fall into several categories: our core technologies, routing and switching; advanced technologies; and other products. In addition to our product offerings, we provide a broad range of service offerings, including technical support services and advanced services. Our customer base spans virtually all types of public and private agencies and businesses, comprising large enterprise companies, service providers, commercial, and consumer customers.

In fiscal 2006, we continued to focus on three long-term financial priorities:

•	Seek profitable growth opportunities
•	Achieve profitability targets and improve productivity
•	Increase shareholder value

Our results for fiscal 2006 reflected increases in net sales, net income, and net income per share from fiscal 2005, if the effect of pro forma stock-based compensation reported in Note 10 to our Consolidated Financial Statements for fiscal 2005 were included in the calculation of net income and net income per share for fiscal 2005. In February 2006, we completed the acquisition of Scientific-Atlanta, Inc. (“Scientific-Atlanta”), a provider of set-top boxes, end-to-end video distribution networks, and video integration systems. With this acquisition, we have added video to the convergence of data, voice, and mobility technologies which enables us to be a stronger strategic business partner with our service provider customers. Fiscal 2006 results include Scientific-Atlanta’s contribution of $989 million in net sales for the five-month period subsequent to the acquisition date. We have continued to achieve a good balance in year-over-year revenue growth from our geographic segments, customer markets, and product families. Revenue increased in our four largest geographic theaters from fiscal 2005, with the increase occurring primarily in the United States and in the Emerging Markets theater. Sales of our advanced technologies increased by 34% over fiscal 2005 in part due to the acquisition of Scientific-Atlanta, which increased sales of advanced technologies by 19%, and also due to strength in unified communications, wireless technology, storage area networking, and security. Our sales of optical networking products will no longer be included in our advanced technologies product category beginning in fiscal 2007 and instead will be included in the other product category. Both our routing and switching revenue increased by approximately 9% over fiscal 2005.

For fiscal 2006, our gross margin percentage decreased compared to fiscal 2005. The decrease in gross margin percentage from fiscal 2005 was primarily related to the acquisition of Scientific-Atlanta, whose business model has a lower gross margin percentage than the Cisco model. Other factors contributing to the decrease in the gross margin percentage were the sales mix of certain switching and routing products, and the effect of stock-based compensation expense under SFAS 123(R). These factors were partially offset by lower manufacturing costs related to lower component costs and higher volume. Operating expenses increased year-over-year due primarily to increased sales and engineering headcount-related expenses and the effect of our adoption of SFAS 123(R).

During fiscal 2006, we focused particular attention on five key areas: the commercial market segment; additional sales coverage; growing and expanding our advanced technologies; evolving our support model; and expanding our presence in the Emerging Markets theater. In addition to continuing our focus on these five key areas, going forward, we expect to focus on next-generation service provider network build-outs, strengthening our product offerings in the consumer market, and providing more comprehensive solutions to our customers as they employ Internet solutions. Indicative of the opportunities in our markets, we continue to encounter price-focused competition, including competitors from Asia, and in particular China.

2006 Annual Report 19

Management’s Discussion and Analysis of Financial Condition and Results of Operations

During fiscal 2006, we generated cash flows from operations of $7.9 billion. Our cash and cash equivalents and investments were $17.8 billion at the end of fiscal 2006, compared with $16.1 billion at the end of fiscal 2005. We raised $6.5 billion of cash in a debt offering and used $5.0 billion for the Scientific-Atlanta acquisition, net of cash, cash equivalents, and investments acquired. We used $8.3 billion of cash to repurchase 435 million shares of our common stock during fiscal 2006. Days sales outstanding in accounts receivable at the end of fiscal 2006 were 38 days, compared with 31 days at the end of fiscal 2005. While our inventory balance was $1.4 billion at the end of fiscal 2006 compared to $1.3 billion at the end of fiscal 2005, our annualized inventory turns increased to 8.5 in the fourth quarter of fiscal 2006 as compared with 6.6 in the fourth quarter of fiscal 2005. The inventory balances and turns for the fourth quarter of fiscal 2006 reflected increased sales, the initial implementation of the lean manufacturing model, and the addition of Scientific-Atlanta inventory.

Beginning in fiscal 2006, we adopted SFAS 123(R) on a modified prospective basis. The following table provides a comparison of net income, if the effect of pro forma stock-based compensation expense as disclosed in the notes to the Consolidated Financial Statements were included for fiscal 2005 (in millions, except per-share amounts):

Years Ended	July 29, 2006	July 30, 2005
Net income—as reported for fiscal 2005(1)	N/A	$ 5,741
Stock-based compensation expense related to employee stock options and employee stock purchases	$ (1,050)	(1,628)
Tax benefit	$ 294	594
Stock-based compensation expense related to employee stock options and employee stock purchases, net of tax(2)	$ (756)	(1,034)
Net income, including the effect of stock-based compensation expense(3)	$ 5,580	$ 4,707
Diluted net income per share—as reported for fiscal 2005(1)	N/A	$ 0.87
Diluted net income per share, including the effect of stock-based compensation expense(3)	$ 0.89	$ 0.71

(1) Net income and net income per share prior to fiscal 2006 did not include stock-based compensation expense related to employee stock options and employee stock purchases under SFAS 123 because we did not adopt the recognition provisions of SFAS 123.

(2) Stock-based compensation expense prior to fiscal 2006 is calculated based on the pro forma application of SFAS 123 as previously disclosed in the notes to the Consolidated Financial Statements.

(3) Net income and net income per share prior to fiscal 2006 represent pro forma information based on SFAS 123 as previously disclosed in the notes to the Consolidated Financial Statements.

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

Revenue Recognition

Our products are generally integrated with software that is essential to the functionality of the equipment. Additionally, we provide unspecified software upgrades and enhancements related to the equipment through our maintenance contracts, for most of our products. Accordingly, we account for revenue in accordance with Statement of Position No. 97-2, “Software Revenue Recognition,” and all related interpretations. For sales of products where software is incidental to the equipment, we apply the provisions of Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements” and Staff Accounting Bulletin No. 104, “Revenue Recognition,” and all related interpretations. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is reasonably assured. In instances where final acceptance of the product, system, or solution is specified by the customer, revenue is deferred until all acceptance criteria have been met.

20 Cisco Systems, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Contracts, Internet commerce agreements, and customer purchase orders are generally used to determine the existence of an arrangement. Shipping documents and customer acceptance, when applicable, are used to verify delivery. We assess whether the fee is fixed or determinable based on the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment. We assess collectibility based primarily on the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer’s payment history. When a sale involves multiple elements, such as sales of products that include services, the entire fee from the arrangement is allocated to each respective element based on its relative fair value and recognized when revenue recognition criteria for each element are met. The amount of product and service revenue recognized is impacted by our judgment as to whether an arrangement includes multiple elements and, if so, whether vendor-specific objective evidence of fair value exists. Changes to the elements in an arrangement and our ability to establish vendor-specific objective evidence for those elements could affect the timing of the revenue recognition. Our total deferred revenue for products was $1.6 billion and $1.4 billion as of July 29, 2006 and July 30, 2005, respectively. Technical support services revenue is deferred and recognized ratably over the period during which the services are to be performed, which is typically from one to three years. Advanced services revenue is recognized upon delivery or completion of performance. Our total deferred revenue for services was $4.1 billion and $3.6 billion as of July 29, 2006 and July 30, 2005, respectively.

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

Allowance for Doubtful Accounts and Sales Returns

Our accounts receivable balance, net of allowance for doubtful accounts, was $3.3 billion and $2.2 billion as of July 29, 2006 and July 30, 2005, respectively. The allowance for doubtful accounts was $175 million, or 5.0% of the gross accounts receivable balance, as of July 29, 2006 and $162 million, or 6.8% of the gross accounts receivable balance, as of July 30, 2005. The allowance is based on our assessment of the collectibility of customer accounts. We regularly review the allowance by considering factors such as historical experience, credit quality, age of the accounts receivable balances, and current economic conditions that may affect a customer’s ability to pay.

Our provision for doubtful accounts was $24 million for fiscal 2006. We had no provision for doubtful accounts in fiscal 2005 and our provision for doubtful accounts was $19 million in fiscal 2004. If a major customer’s creditworthiness deteriorates, or if actual defaults are higher than our historical experience, or if other circumstances arise, our estimates of the recoverability of amounts due to us could be overstated, and additional allowances could be required, which could have an adverse impact on our revenue.

A reserve for future sales returns is established based on historical trends in product return rates. The reserve for future sales returns as of July 29, 2006 and July 30, 2005 was $80 million and $63 million, respectively, and was recorded as a reduction of our accounts receivable. If the actual future returns were to deviate from the historical data on which the reserve had been established, our revenue could be adversely affected.

Allowance for Inventory and Liability for Purchase Commitments with Contract Manufacturers and Suppliers

Our inventory balance was $1.4 billion and $1.3 billion as of July 29, 2006 and July 30, 2005, respectively. Our inventory allowance was $152 million and $159 million as of July 29, 2006 and July 30, 2005, respectively. We provide allowances for inventory based on excess and obsolete inventories determined primarily by future demand forecasts. The allowance is measured as the difference between the cost of the inventory and market based upon assumptions about future demand and is charged to the provision for inventory, which is a component of our cost of sales. At the point of the loss recognition, a new, lower-cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

Our provision for inventory was $162 million, $221 million, and $205 million for fiscal 2006, 2005, and 2004, respectively. If there were to be a sudden and significant decrease in demand for our products, or if there were a higher incidence of inventory obsolescence because of rapidly changing technology and customer requirements, we could be required to increase our inventory allowances, and our gross margin could be adversely affected. In the third quarter of fiscal 2006, we began the initial implementation of the lean manufacturing model. Inventory management remains an area of focus as we balance the need to maintain strategic inventory levels to ensure competitive lead times with the risk of inventory obsolescence.

In addition, we record a liability for firm, noncancelable, and unconditional purchase commitments with contract manufacturers and suppliers for quantities in excess of our future demand forecasts consistent with our allowance for inventory. As of July 29, 2006, the liability for these purchase commitments was $148 million, compared with $87 million as of July 30, 2005, and was included in other accrued liabilities.

2006 Annual Report 21

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Warranty Costs

The liability for product warranties, included in other accrued liabilities, was $309 million as of July 29, 2006, compared with $259 million as of July 30, 2005. See Note 8 to the Consolidated Financial Statements. Our products are generally covered by a warranty for periods ranging from 90 days to five years, and for some products we provide a limited lifetime warranty. We accrue for warranty costs as part of our cost of sales based on associated material costs, technical support labor costs, and associated overhead. Material cost is estimated based primarily upon historical trends in the volume of product returns within the warranty period and the cost to repair or replace the equipment. Technical support labor cost is estimated based primarily upon historical trends in the rate of customer cases and the cost to support the customer cases within the warranty period. Overhead cost is applied based on estimated time to support warranty activities.

The provision for product warranties issued during fiscal 2006 and 2005 was $395 million and $411 million, respectively. The decrease in the provision for product warranties was due to lower warranty claims partially offset by higher shipment volume of our products. If we experience an increase in warranty claims compared with our historical experience, or if the cost of servicing warranty claims is greater than the expectations on which the accrual has been based, our gross margin could be adversely affected.

Stock-Based Compensation Expense

On July 31, 2005, we adopted SFAS 123(R) which requires the measurement and recognition of compensation expense for all share-based payment awards made to our employees and directors including employee stock options and employee stock purchases related to the Employee Stock Purchase Plan (“employee stock purchases”) based on estimated fair values. Stock-based compensation expense recognized under SFAS 123(R) for fiscal 2006 was $1.1 billion, which consisted of stock-based compensation expense related to employee stock options and employee stock purchases of $1.0 billion, and stock-based compensation expense related to acquisitions and investments of $87 million. For fiscal 2005 and fiscal 2004, stock-based compensation expense of $154 million and $244 million, respectively, was related to acquisitions and investments which we had been recognizing under previous accounting standards. There was no stock-based compensation expense related to employee stock options and employee stock purchases recognized during fiscal 2005 and fiscal 2004. See Note 10 to the Consolidated Financial Statements for additional information.

Upon adoption of SFAS 123(R), we began estimating the value of employee stock options on the date of grant using a lattice-binomial model. Prior to the adoption of SFAS 123(R), the value of each employee stock option was estimated on the date of grant using the Black-Scholes model for the purpose of the pro forma financial information provided in accordance with SFAS 123. The determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, the expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors. The use of a lattice-binomial model requires extensive actual employee exercise behavior data and a number of complex assumptions including expected volatility, risk-free interest rate, expected dividends, kurtosis, and skewness. The weighted-average estimated value of employee stock options granted during fiscal 2006 was $5.15 per share, using the lattice-binomial model with the following weighted-average assumptions:

Weighted- Average Assumptions
Expected volatility	23.7%
Risk-free interest rate	4.3%
Expected dividend	0.0%
Kurtosis	4.3
Skewness	(0.62)

We used the implied volatility for two-year traded options on our stock as the expected volatility assumption required in the lattice-binomial model consistent with SFAS 123(R) and SAB 107. Prior to fiscal 2006, we had used our historical stock price volatility in accordance with SFAS 123 for purposes of our pro forma information. The selection of the implied volatility approach was based upon the availability of actively traded options on our stock and also upon our assessment that implied volatility is more representative of future stock price trends than historical volatility. The risk-free interest rate assumption is based upon observed interest rates appropriate for the term of our employee stock options. The dividend yield assumption is based on the history and expectation of dividend payouts. The estimated kurtosis and skewness are technical measures of the distribution of stock price returns, which affect expected employee exercise behaviors that are based on our stock price return history as well as consideration of academic analyses. Because stock-based compensation expense recognized in the Consolidated Statement of Operations for fiscal 2006 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on historical experience. If factors change and we employ different assumptions in the application of SFAS 123(R) in future periods, the compensation expense that we record under SFAS 123(R) may differ significantly from what we have recorded in the current period.

22 Cisco Systems, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Investment Impairments

Our publicly traded equity securities are reflected in the Consolidated Balance Sheets at a fair value of $712 million as of July 29, 2006, compared with $941 million as of July 30, 2005. See Note 6 to the Consolidated Financial Statements. We recognize an impairment charge when the declines in the fair values of our publicly traded equity securities below their cost basis are judged to be other-than-temporary. The ultimate value realized on these equity securities, to the extent unhedged, is subject to market price volatility until they are sold. We consider various factors in determining whether we should recognize an impairment charge, including the length of time and extent to which the fair value has been less than our cost basis, the financial condition and near-term prospects of the investee, and our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value. Our ongoing consideration of these factors could result in additional impairment charges in the future, which could adversely affect our net income. Our impairment charge on investments in publicly held companies was $5 million in fiscal 2005. There were no impairment charges on investments in publicly held companies in fiscal 2006 or fiscal 2004.

We also have investments in privately held companies, some of which are in the startup or development stages. As of July 29, 2006, our investments in privately held companies were $574 million, compared with $421 million as of July 30, 2005, and were included in other assets. See Note 4 to the Consolidated Financial Statements. We monitor these investments for impairment and make appropriate reductions in carrying values if we determine an impairment charge is required, based primarily on the financial condition and near-term prospects of these companies. These investments are inherently risky because the markets for the technologies or products these companies are developing are typically in the early stages and may never materialize. Our impairment charges on investments in privately held companies were $15 million, $39 million, and $112 million during fiscal 2006, 2005, and 2004, respectively.

Goodwill Impairments

Our methodology for allocating the purchase price relating to purchase acquisitions is determined through established valuation techniques in the high-technology communications industry. Goodwill is measured as the excess of the cost of acquisition over the sum of the amounts assigned to tangible and identifiable intangible assets acquired less liabilities assumed. We perform goodwill impairment tests on an annual basis and between annual tests in certain circumstances for each reporting unit. The goodwill recorded in the Consolidated Balance Sheets as of July 29, 2006 and July 30, 2005 was $9.2 billion and $5.3 billion, respectively. In response to changes in industry and market conditions, we could be required to strategically realign our resources and consider restructuring, disposing of, or otherwise exiting businesses, which could result in an impairment of goodwill. Beginning in fiscal 2006, the reportable segments were changed to the following theaters: United States and Canada; European Markets; Emerging Markets; Asia Pacific; and Japan. As a result, we reallocated goodwill to these reportable segments. There was no impairment of goodwill in fiscal 2006, 2005, and 2004.

Income Taxes

We are subject to income taxes in both the United States and numerous foreign jurisdictions. Significant judgment is required in evaluating our tax positions and determining our provision for income taxes.

During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. We establish reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes and interest will be due. These reserves are established when, despite our belief that our tax return positions are fully supportable, we believe that certain positions are likely to be challenged and may not be fully sustained on review by tax authorities. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit or the refinement of an estimate. Although we believe our reserves are reasonable, no assurance can be given that the final tax outcome of these matters will not be different from that which is reflected in our historical income tax provisions and accruals. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate, as well as the related net interest.

Significant judgment is also required in determining any valuation allowance recorded against deferred tax assets. In assessing the need for a valuation allowance, we consider all available evidence including past operating results, estimates of future taxable income, and the feasibility of tax planning strategies. In the event that we change our determination as to the amount of deferred tax assets that can be realized, we will adjust our valuation allowance with a corresponding impact to the provision for income taxes in the period in which such determination is made.

2006 Annual Report 23

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our effective tax rates differ from the statutory rate primarily due to acquisition-related costs, stock-based compensation, research and experimentation tax credits, state taxes, and the tax impact of foreign operations. The effective tax rate was 26.9%, 28.6%, and 28.9% for fiscal 2006, 2005, and 2004, respectively. The tax provision rate for fiscal 2006 reflected a benefit of approximately $124 million from the favorable settlement of a tax audit in a foreign jurisdiction. Our future effective tax rates could be adversely affected by earnings being lower than anticipated in countries where we have lower statutory rates and higher than anticipated in countries where we have higher statutory rates, by changes in the valuation of our deferred tax assets or liabilities, or by changes in tax laws, regulations, accounting principles, or interpretations thereof. In addition, we are subject to the continuous examination of our income tax returns by the Internal Revenue Service and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes.

Loss Contingencies

We are subject to the possibility of various losses arising in the ordinary course of business. We consider the likelihood of loss or impairment of an asset or the incurrence of a liability, as well as our ability to reasonably estimate the amount of loss, in determining loss contingencies. An estimated loss contingency is accrued when it is probable that an asset has been impaired or a liability has been incurred and the amount of loss can be reasonably estimated. We regularly evaluate current information available to us to determine whether such accruals should be adjusted and whether new accruals are required.

Financial Data for Fiscal 2006, 2005, and 2004

Net Sales

The following table presents the breakdown of net sales between product and service revenue (in millions, except percentages):

Years Ended	July 29, 2006	July 30, 2005	Variance in Dollars	Variance in Percent	July 30, 2005	July 31, 2004	Variance in Dollars	Variance in Percent
Net sales:
Product	$23,917	$20,853	$3,064	14.7%	$20,853	$18,550	$2,303	12.4%
Percentage of net sales	84.0%	84.1%			84.1%	84.1%
Service	4,567	3,948	619	15.7%	3,948	3,495	453	13.0%
Percentage of net sales	16.0%	15.9%			15.9%	15.9%
Total	$28,484	$24,801	$3,683	14.9%	$24,801	$22,045	$2,756	12.5%

As a result of organizational changes, beginning in fiscal 2006, our reportable segments were changed to the following theaters: United States and Canada; European Markets; Emerging Markets; Asia Pacific; and Japan. We have recast our fiscal 2005 and fiscal 2004 geographic theater data to reflect this change in reportable segments to conform to the current year’s presentation. Prior to fiscal 2006, we had four reportable segments: the Americas; Europe, the Middle East, and Africa (EMEA); Asia Pacific; and Japan. Net sales, which include product and service revenue, for each theater are summarized in the following table (in millions, except percentages):

Years Ended	July 29, 2006	July 30, 2005	Variance in Dollars	Variance in Percent	July 30, 2005	July 31, 2004	Variance in Dollars	Variance in Percent
Net sales:
United States and Canada	$15,785	$13,298	$2,487	18.7%	$13,298	$11,631	$1,667	14.3%
Percentage of net sales	55.4%	53.6%			53.6%	52.8%
European Markets	6,079	5,692	387	6.8%	5,692	5,278	414	7.8%
Percentage of net sales	21.4%	23.0%			23.0%	23.9%
Emerging Markets	2,476	1,805	671	37.2%	1,805	1,450	355	24.5%
Percentage of net sales	8.7%	7.3%			7.3%	6.6%
Asia Pacific	2,853	2,486	367	14.8%	2,486	2,230	256	11.5%
Percentage of net sales	10.0%	10.0%			10.0%	10.1%
Japan	1,291	1,520	(229)	(15.1)%	1,520	1,456	64	4.4%
Percentage of net sales	4.5%	6.1%			6.1%	6.6%
Total	$28,484	$24,801	$3,683	14.9%	$24,801	$22,045	$2,756	12.5%

24 Cisco Systems, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Net Product Sales by Theater

The following table presents the breakdown of net product sales by theater (in millions, except percentages):

Years Ended	July 29, 2006	July 30, 2005	Variance in Dollars	Variance in Percent	July 30, 2005	July 31, 2004	Variance in Dollars	Variance in Percent
Net product sales:
United States and Canada	$12,601	$10,511	$2,090	19.9%	$10,511	$ 9,116	$1,395	15.3%
Percentage of net product sales	52.7%	50.4%			50.4%	49.1%
European Markets	5,339	5,050	289	5.7%	5,050	4,703	347	7.4%
Percentage of net product sales	22.3%	24.2%			24.2%	25.4%
Emerging Markets	2,296	1,665	631	37.9%	1,665	1,347	318	23.6%
Percentage of net product sales	9.6%	8.0%			8.0%	7.3%
Asia Pacific	2,550	2,243	307	13.7%	2,243	2,039	204	10.0%
Percentage of net product sales	10.7%	10.8%			10.8%	11.0%
Japan	1,131	1,384	(253)	(18.3)%	1,384	1,345	39	2.9%
Percentage of net product sales	4.7%	6.6%			6.6%	7.2%
Total	$23,917	$20,853	$3,064	14.7%	$20,853	$18,550	$2,303	12.4%

Net Product Sales by Groups of Similar Products

The following table presents net sales for groups of similar products (in millions, except percentages):

Years Ended	July 29, 2006	July 30, 2005	Variance in Dollars	Variance in Percent	July 30, 2005	July 31, 2004	Variance in Dollars	Variance in Percent
Net product sales:
Routers	$6,005	$ 5,498	$ 507	9.2%	$5,498	$ 5,406	$ 92	1.7%
Percentage of net product sales	25.1%	26.4%			26.4%	29.1%
Switches	10,833	9,950	883	8.9%	9,950	8,838	1,112	12.6%
Percentage of net product sales	45.3%	47.7%			47.7%	47.7%
Advanced technologies	6,228	4,634	1,594	34.4%	4,634	3,530	1,104	31.3%
Percentage of net product sales	26.0%	22.2%			22.2%	19.0%
Other	851	771	80	10.4%	771	776	(5)	(0.6)%
Percentage of net product sales	3.6%	3.7%			3.7%	4.2%
Total	$23,917	$ 20,853	$3,064	14.7%	$20,853	$ 18,550	$ 2,303	12.4%

Gross Margin

The following table presents the gross margin for products and services (in millions, except percentages):

	AMOUNT			PERCENTAGE
Years Ended	July 29, 2006	July 30, 2005	July 31, 2004	July 29, 2006	July 30, 2005	July 31, 2004
Gross margin:
Product	$15,803	$14,095	$12,784	66.1%	67.6%	68.9%
Service	2,944	2,576	2,342	64.5%	65.2%	67.0%
Total	$18,747	$16,671	$15,126	65.8%	67.2%	68.6%

The following table presents the gross margin for each theater (in millions, except percentages):

	AMOUNT			PERCENTAGE
Years Ended	July 29, 2006	July 30, 2005	July 31, 2004	July 29, 2006	July 30, 2005	July 31, 2004
Gross margin:
United States and Canada	$10,234	$ 8,784	$ 7,838	64.8%	66.1%	67.4%
European Markets	4,057	3,916	3,661	66.7%	68.8%	69.4%
Emerging Markets	1,682	1,267	1,019	67.9%	70.2%	70.3%
Asia Pacific	1,861	1,671	1,532	65.2%	67.2%	68.7%
Japan	913	1,033	1,076	70.7%	68.0%	73.9%
Total	$18,747	$ 16,671	$ 15,126	65.8%	67.2%	68.6%

2006 Annual Report 25

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Research and Development, Sales and Marketing, and General and Administrative Expenses

Research and development (R&D), sales and marketing, and general and administrative (G&A) expenses are summarized in the following table (in millions, except percentages):

Years Ended	July 29, 2006	July 30, 2005	Variance in Dollars	Variance in Percent	July 30, 2005	July 31, 2004	Variance in Dollars	Variance in Percent
Research and development	$ 4,067	$3,322	$ 745	22.4%	$3,322	$3,192	$130	4.1%
Percentage of net sales	14.3%	13.4%			13.4%	14.5%
Sales and marketing	6,031	4,721	1,310	27.7%	4,721	4,530	191	4.2%
Percentage of net sales	21.2%	19.0%			19.0%	20.6%
General and administrative	1,169	959	210	21.9%	959	867	92	10.6%
Percentage of net sales	4.1%	3.9%			3.9%	3.9%
Total	$11,267	$9,002	$2,265	25.2%	$9,002	$8,589	$413	4.8%
Percentage of net sales	39.6%	36.3%			36.3%	39.0%

Interest and Other Income, Net

The following table presents the breakdown of interest and other income, net (in millions):

Years Ended	July 29, 2006	July 30, 2005	Variance in Dollars	July 30, 2005	July 31, 2004	Variance in Dollars
Interest income, net	$ 607	$552	$ 55	$ 552	$512	$ 40
Other income, net	30	68	(38)	68	188	(120)
Total	$ 637	$620	$ 17	$ 620	$700	$ (80)

Discussion of Fiscal 2006 and 2005

The following discussion of fiscal 2006 compared with fiscal 2005 should be read in conjunction with the section of this report entitled “Financial Data for Fiscal 2006, 2005, and 2004.”

Net Sales

The increase in net product sales can be attributed to the continued gradual recovery in the global economic environment coupled with increased information technology-related capital spending in our enterprise, service provider, commercial, and consumer markets, and the acquisition of Scientific-Atlanta. Net sales for fiscal 2006 include Scientific-Atlanta’s contribution for the five-month period subsequent to the acquisition date of $989 million, which consisted of $939 million in net product sales and $50 million in net service revenue. The increase in net product sales occurred across our four largest geographic theaters, with the United States and Canada and Emerging Markets theaters contributing 88.8% of the total increase. The majority of the increase in net product sales was related to higher sales of advanced technologies, which contributed 52.0% of the total increase, and higher sales of switches, which contributed 28.8% of the total increase. The increase in service revenue was primarily due to increased technical support service contract initiations and renewals associated with higher product sales that have resulted in a larger installed base of equipment being serviced.

Net Product Sales by Theater

The increase in net product sales in the United States and Canada theater was due to an increase in net product sales in all of our customer markets, led by strength in the enterprise, service provider and commercial markets, and the acquisition of Scientific-Atlanta, which contributed approximately $755 million of net product sales in this theater during fiscal 2006. However, sales to the U.S. federal government grew at a slower rate as compared to fiscal 2005. We believe our sales to the U.S. federal government remain subject to a possible realignment of government spending priorities and timing of budget rollouts, which could adversely affect these sales in future periods. The increase in net product sales in the European Markets theater was due to improvement in net product sales in Germany and France and the addition of the net product revenue from Scientific-Atlanta of approximately $90 million during fiscal 2006. Net product sales in the Emerging Markets theater increased primarily as a result of continued product deployment by service providers and growth in the enterprise and commercial markets. Net product sales relating to Scientific-Atlanta included in the Emerging Markets theater were approximately $65 million during fiscal 2006. The increase in net product sales in Asia Pacific occurred primarily as a result of continued infrastructure builds, broadband acceleration, investments by telecommunications carriers in our Asia Pacific theater, especially in China and India, and growth in the enterprise and commercial markets. Net product sales relating to Scientific-Atlanta included in the Asia Pacific theater were approximately $25 million during fiscal 2006. Net product sales in the Japan theater declined during fiscal 2006, as we faced economic and other challenges, as well as cautious spending from service providers.

26 Cisco Systems, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Net Product Sales by Groups of Similar Products

Routers The increase in net product sales related to routers in fiscal 2006 was due to higher sales of all of our router categories. Our sales of high-end routers, which represent a larger proportion of our total router sales compared with midrange and low-end routers, increased by approximately $350 million over the prior fiscal year. High-end router sales for fiscal 2006 included approximately $200 million of net product sales related to products that were previously classified within switches and other product revenue categories during fiscal 2005. Our high-end router sales are primarily to service providers, which tend to make large and sporadic purchases. During fiscal 2006, sales of our midrange and low-end routers also increased. In fiscal 2005, we introduced the integrated services router. Sales of integrated services routers represented approximately 45% of our total revenue from midrange and low-end routers in fiscal 2006 as compared to approximately 20% of our total revenue from midrange and low-end routers in fiscal 2005.

Switches The increase in net product sales related to switches in fiscal 2006 was due to sales of local-area network (LAN) fixed switches and LAN modular switches. The increase in sales of LAN switches was a result of the continued adoption of new technologies, including Gigabit Ethernet and Power over Ethernet, by our customers. This has resulted in higher sales of our high-end modular switches, the Catalyst 6500 Series, and fixed switches, including the Cisco Catalyst 3560 Series and the Cisco Catalyst 3750 Series, as new technologies are deployed throughout the customers’ networks from the core to the wiring closet. For fiscal 2006, approximately $150 million of net product sales previously classified within switches for fiscal 2005 was included in high-end router sales.

Advanced Technologies Scientific-Atlanta contributed net product sales related to advanced technologies of approximately $875 million during fiscal 2006, which increased sales of advanced technologies by approximately 19%. Unified communications, formerly enterprise IP communications, sales increased by approximately $350 million from fiscal 2005 primarily due to sales of IP phones and associated software as our customers transitioned from an analog-based to an IP-based infrastructure. Sales of security products increased by approximately $105 million during fiscal 2006 primarily due to module and line card sales related to our routers and LAN modular switches as customers continued to emphasize network security. Sales of storage area networking products increased by approximately $115 million during fiscal 2006 and wireless LAN product sales increased by approximately $135 million during fiscal 2006. Storage area networking and wireless LAN product sales increased primarily due to new customers and continued deployments with existing customers. Home networking product sales increased by approximately $180 million during fiscal 2006, primarily due to the acquisition of Scientific-Atlanta which contributed approximately $115 million of home networking product sales during fiscal 2006 and the growth of our wireless and wired router businesses. We experienced weakness in optical networking sales during fiscal 2006, with product sales increasing by approximately $5 million compared to fiscal 2005; approximately $65 million of these sales during fiscal 2006 related to Scientific-Atlanta. Our sales of optical networking products will no longer be included in our advanced technologies product category beginning in fiscal 2007 and instead will be included in the other product category. Sales of video systems products of approximately $695 million in fiscal 2006 were related to Scientific-Atlanta. Video systems include solutions and systems dedicated to enable video-specific systems, including both transmission and subscriber equipment, sold directly to service providers. Application networking services and hosted small-business systems, which were identified as advanced technologies in the second quarter of fiscal 2006, did not represent a significant amount of revenue for fiscal 2006.

Other Product Revenue The increase in other product revenue was due to the strength in sales of our cable and IP communications solutions to service providers and the contribution of net product sales related to Scientific-Atlanta. Net product sales for mobile wireless products previously classified in this category in fiscal 2005 was included in high-end router sales in fiscal 2006.

Factors That May Impact Net Product Sales Net product sales may continue to be affected by changes in the geopolitical environment and global economic conditions; competition, including price-focused competitors from Asia, especially China; new product introductions; sales cycles and product implementation cycles; changes in the mix of our customers between service provider and enterprise markets; changes in the mix of direct sales and indirect sales; variations in sales channels; and final acceptance criteria of the product, system, or solution as specified by the customer. In addition, sales to the service provider market have been characterized by large and often sporadic purchases, especially relating to our router sales and sales of certain advanced technologies. In addition, service provider customers typically have longer implementation cycles, require a broader range of services, including network design services, and often have acceptance provisions that can lead to a delay in revenue recognition. To improve customer satisfaction, we continue to focus on managing our manufacturing lead-time performance, which may result in corresponding reductions in order backlog. A decline in backlog levels could result in more variability and less predictability in our quarter-to-quarter net sales and operating results.

2006 Annual Report 27

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Net product sales may also be adversely affected by fluctuations in demand for our products, especially with respect to Internet businesses and telecommunications service providers, price and product competition in the communications and information technology industry, introduction and market acceptance of new technologies and products, adoption of new networking standards, and financial difficulties experienced by our customers. We may, from time to time, experience manufacturing issues that create a delay in our suppliers’ ability to provide specific components, resulting in delayed shipments. To the extent that manufacturing issues and any related component shortages, including those caused by any possible disruption related to lean manufacturing, result in delayed shipments in the future, and particularly in periods when we and our suppliers are operating at higher levels of capacity, it is possible that revenue for a quarter could be adversely affected if such matters are not remediated within the same quarter. For additional factors that may impact net product sales, see Part I, Item 1A. Risk Factors in our Annual Report on Form 10-K.

Our distributors and retail partners participate in various cooperative marketing and other programs. In addition, increasing sales to our distributors and retail partners generally results in greater difficulty in forecasting the mix of our products and, to a certain degree, the timing of orders from our customers. We recognize revenue for sales to our distributors and retail partners based on a sell-through method using information provided by them, and we maintain estimated accruals and allowances for all cooperative marketing and other programs.

Net Service Revenue

The increase in net service revenue was primarily due to increased technical support service contract initiations and renewals associated with higher product sales, which have resulted in a larger installed base of equipment being serviced, and revenue from advanced services, which relates to consulting support services for our technologies for specific networking needs.

Gross Margin

The decrease in gross margin percentage compared to fiscal 2005 was primarily related to the acquisition of Scientific-Atlanta. Other factors contributing to the decrease in gross margin percentage were the sales mix of certain switching and routing products, and the effect of stock-based compensation expense under SFAS 123(R). These factors were partially offset by lower manufacturing costs related to lower component costs and value engineering, and other manufacturing-related costs and higher volume. The gross margin for each theater is based on information from the Company’s internal management system. The gross margin percentage for a particular theater may fluctuate and period to period changes in such margin percentages may not be indicative of a trend for that theater.

Product Gross Margin

Product gross margin for fiscal 2006 includes the effect of stock-based compensation expense related to employee stock options and employee stock purchases under SFAS 123(R), amortization of purchased intangible assets, and inventory adjustments related to purchase accounting, which collectively reduced product gross margin percentage by approximately 0.5%. The remaining decrease in product gross margin percentage was due to the following factors. Changes in the mix of products sold decreased product gross margin percentage by approximately 2.5%, with 1.5% of this decrease being related to the inclusion of net product sales from Scientific-Atlanta and the remainder being due to sales of certain switching and routing products. Sales discounts, rebates, and product pricing decreased product gross margin percentage by approximately 1%. Lower overall manufacturing costs related to lower component costs and value engineering and other manufacturing-related costs increased product gross margin percentage by approximately 1%. Value engineering is the process by which production costs are reduced through component redesign, board configuration, test processes, and transformation processes. Higher shipment volume also increased product gross margin percentage by approximately 1.5%.

Product gross margin may continue to be adversely affected in the future by: changes in the mix of products sold, including further periods of increased growth of some of our lower-margin products; introduction of new products, including products with price-performance advantages; our ability to reduce production costs; entry into new markets, including markets with different pricing and cost structures; changes in distribution channels; price competition, including competitors from Asia and especially China; changes in geographic mix; sales discounts; increases in material or labor costs; excess inventory and obsolescence charges; warranty costs; changes in shipment volume; loss of cost savings due to changes in component pricing; impact of value engineering; inventory holding charges; and how well we execute on our strategy and operating plans.

Service Gross Margin

Service gross margin for fiscal 2006 includes the effect of stock-based compensation expense related to employee stock options and employee stock purchases under SFAS 123(R), which reduced service gross margin percentage by approximately 2.5% compared to fiscal 2005. Our service gross margin benefited from higher revenue on a relatively stable cost base. Our service gross margin from technical support services is higher than the service gross margin from our advanced services. Service gross margin will typically experience some variability over time due to various factors such as the change in mix between technical support services and advanced services, as well as the timing of technical support service contract initiations and renewals and the timing of our adding personnel and resources to support this business. Our revenue from advanced services may continue to increase to a higher proportion of total service revenue due to our continued focus on providing comprehensive support to our customers’ networking devices, applications, and infrastructures.

28 Cisco Systems, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Research and Development, Sales and Marketing, and General and Administrative Expenses

R&D expenses increased for fiscal 2006 compared to fiscal 2005 primarily due to higher headcount-related expenses reflecting our continued investment in R&D efforts in routers, switches, advanced technologies and other product technologies; the effect of stock-based compensation expense related to employee stock options and employee stock purchases under SFAS 123(R); and the acquisition of Scientific-Atlanta. R&D expenses include $346 million of stock-based compensation expense related to employee stock options and employee stock purchases under SFAS 123(R), and Scientific-Atlanta contributed $90 million of additional R&D expenses. We have also continued to purchase or license technology in order to bring a broad range of products to market in a timely fashion. If we believe that we are unable to enter a particular market in a timely manner with internally developed products, we may license technology from other businesses or acquire businesses as an alternative to internal R&D. All of our R&D costs have been expensed as incurred.

Sales and marketing expenses for fiscal 2006 increased compared to fiscal 2005 primarily due to an increase in sales expenses of approximately $1.1 billion. Sales expenses increased primarily due to an increase in headcount-related expenses, an increase in sales program expenses, and the acquisition of Scientific-Atlanta, which added approximately $30 million of sales expenses. Sales expenses also include stock-based compensation expense related to employee stock options and employee stock purchases under SFAS 123(R) of $337 million during fiscal 2006. Marketing expenses include $90 million of stock-based compensation expense related to employee stock options and employee stock purchases under SFAS 123(R) during fiscal 2006. Scientific-Atlanta added approximately $20 million of marketing expenses.

G&A expenses for fiscal 2006 increased compared to fiscal 2005 primarily because of stock-based compensation expense related to employee stock options and employee stock purchases under SFAS 123(R), and the acquisition of Scientific-Atlanta. G&A expenses include $115 million of stock-based compensation expense related to employee stock options and employee stock purchases under SFAS 123(R) and Scientific-Atlanta contributed approximately $40 million of G&A expenses.

Our headcount increased by approximately 11,500 employees in fiscal 2006. Approximately 8,000 of the new employees were attributable to acquisitions we completed in fiscal 2006. Our headcount is expected to increase, as we continue to focus on the commercial market segment; additional sales coverage; growing and expanding our advanced technologies; our evolving support model; expanding our presence in the Emerging Markets theater; the next-generation service provider network build-outs; strengthening our product offerings in the consumer market; and providing more comprehensive solutions to our customers as they employ Internet solutions. As a result, if we do not achieve the benefits anticipated from these investments, our operating results may be adversely affected.

Stock-Based Compensation Expense

On July 31, 2005, we adopted SFAS 123(R), which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors including employee stock options and employee stock purchases based on estimated fair values. Stock-based compensation expense related to employee stock options and employee stock purchases under SFAS 123(R) for fiscal 2006 was allocated as follows (in millions):

Amount
Cost of sales—product	$ 50
Cost of sales—service	112
Stock-based compensation expense included in cost of sales	162

Research and development	346
Sales and marketing	427
General and administrative	115
Stock-based compensation expense included in operating expenses	888

Total stock-based compensation expense related to employee stock options and employee stock purchases	1,050
Tax benefit	(294)
Stock-based compensation expense related to employee stock options and employee stock purchases, net of tax	$ 756

Stock-based compensation expense related to acquisitions and investments of $87 million for fiscal 2006 is disclosed in Note 3 and is not included in the above table. There was no stock-based compensation expense recognized for fiscal 2005 other than as related to acquisitions and investments.

2006 Annual Report 29

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Amortization of Purchased Intangible Assets

Amortization of purchased intangible assets included in operating expenses was $393 million in fiscal 2006, compared with $227 million in fiscal 2005. The increase was related primarily to additional amortization from the Scientific-Atlanta acquisition and an impairment charge of $69 million from a write down of purchased intangible assets related to certain technology and customer relationships due to a reduction in expected future cash flows. For additional information regarding our purchased intangible assets, see Note 3 to the Consolidated Financial Statements.

In-Process Research and Development

Our methodology for allocating the purchase price, relating to purchase acquisitions, to in-process R&D is determined through established valuation techniques in the high-technology communications industry. In-process R&D expense in fiscal 2006 was $91 million, compared with $26 million in fiscal 2005. See Note 3 to the Consolidated Financial Statements for additional information regarding the acquisitions completed in fiscal 2006 and fiscal 2005 and the in-process R&D recorded for each acquisition. In-process R&D was expensed upon acquisition because technological feasibility had not been established and no future alternative uses existed. The acquisition of Scientific-Atlanta accounted for $88 million of the in-process R&D during fiscal 2006, which related primarily to projects associated with Scientific-Atlanta’s advanced models of digital set-top boxes, network software enhancements and upgrades, and data products and transmission products.

The fair value of the existing purchased technology and patents, as well as the technology under development, is determined using the income approach, which discounts expected future cash flows to present value. The discount rates used in the present value calculations are typically derived from a weighted-average cost of capital analysis and venture capital surveys, adjusted upward to reflect additional risks inherent in the development lifecycle. We consider the pricing model for products related to these acquisitions to be standard within the high-technology communications industry. However, we do not expect to achieve a material amount of expense reductions as a result of integrating the acquired in-process technology. Therefore, the valuation assumptions do not include significant anticipated cost savings.

For purchase acquisitions completed to date, the development of these technologies remains a significant risk due to the remaining efforts to achieve technological feasibility, rapidly changing customer markets, uncertain standards for new products, and significant competitive threats. The nature of the efforts to develop these technologies into commercially viable products consists primarily of planning, designing, experimenting, and testing activities necessary to determine that the technologies can meet market expectations, including functionality and technical requirements. Failure to bring these products to market in a timely manner could result in a loss of market share or a lost opportunity to capitalize on emerging markets and could have a material adverse impact on our business and operating results.

The following table summarizes the key assumptions underlying the valuation for our purchase acquisitions completed in fiscal 2006 for which in-process R&D was recorded (in millions, except percentages):

	In-Process R&D Expense	Estimated Cost to Complete Technology at Time of Acquisition	Risk-Adjusted Discount Rate for In-Process R&D
KiSS Technology A/S	$ 2	$ 1	22.0%
Scientific-Atlanta, Inc.	88	93	17.0%
Other	1	1	22.0%
Total	$ 91	$ 95

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

30 Cisco Systems, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Interest Income, Net

The components of interest income, net, are as follows (in millions):

Years Ended	July 29, 2006	July 30, 2005
Interest income	$ 755	$552
Interest expense	(148)	—
Total	$ 607	$552

The increase in interest income was primarily due to higher average interest rates on our portfolio of cash and cash equivalents and fixed- income securities. The interest expense was attributable to the issuance of $6.5 billion in senior unsecured notes, and includes the effect of $6.0 billion of interest rate swaps. The effect of the interest rate swaps is to convert fixed-rate interest expense to floating-rate interest expense based on the London Interbank Offered Rate (LIBOR).

Other Income, Net

The components of other income, net, are as follows (in millions):

Years Ended	July 29, 2006	July 30, 2005
Net gains on investments in fixed income and publicly traded equity securities	$ 53	$ 88
Impairment charges on publicly traded equity securities	—	(5)
Net gains on investments in privately held companies	86	51
Impairment charges on investments in privately held companies	(15)	(39)
Net gains and impairment charges on investments	124	95
Other	(94)	(27)
Total	$ 30	$ 68

The other expenses of $94 million for fiscal 2006 consisted primarily of contributions of publicly traded equity securities and products to charitable organizations.

Provision for Income Taxes

The effective tax rate was 26.9% for fiscal 2006 and 28.6% for fiscal 2005. The effective tax rate differs from the statutory rate primarily due to acquisition-related costs, stock-based compensation expense, research and experimentation tax credits, state taxes, and the tax impact of foreign operations. The tax provision rate for fiscal 2006 included a benefit of approximately $124 million from the favorable settlement of a tax audit in a foreign jurisdiction.

On October 22, 2004, the American Jobs Creation Act of 2004 (the “Jobs Creation Act”) was signed into law. The Jobs Creation Act created a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad by providing an 85 percent dividends received deduction for certain dividends from controlled foreign corporations. In fiscal 2006, we distributed cash from our foreign subsidiaries and will report an extraordinary dividend (as defined in the Jobs Creation Act) of $1.2 billion and a related tax liability of approximately $63 million in our fiscal 2006 federal income tax return. This amount was previously provided for in the provision for income taxes and is included in income taxes payable.

For a full reconciliation of our effective tax rate to the U.S. federal statutory rate of 35% and further explanation of our provision for income taxes, see Note 11 to the Consolidated Financial Statements.

For fiscal 2006, the effective tax rate (including a 1.6% tax audit settlement benefit of $124 million) was 26.9%. Subject to the risks and uncertainties in estimating future effective tax rates, including as discussed in the sections entitled “Critical Accounting Estimates—Income Taxes” and Part I, Item 1A, Risk Factors in our Annual Report on Form 10-K, we expect the effective tax rate for fiscal year 2007 to be lower than fiscal 2006 (excluding the effect of the tax audit settlement benefit) due to a relative decrease in earnings subject to taxation in countries that have higher statutory tax rates and a relative increase in earnings subject to taxation in countries that have lower statutory tax rates.

2006 Annual Report 31

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Discussion of Fiscal 2005 and 2004

The following discussion of fiscal 2005 compared with fiscal 2004 should be read in conjunction with the section of this report entitled “Financial Data for Fiscal 2006, 2005, and 2004.”

Net Sales

The increase in net product sales for fiscal 2005 compared to fiscal 2004 was attributed to the continued gradual recovery in the global economic environment coupled with increased information technology-related capital spending in our enterprise, service provider, commercial, and consumer markets. The increase in net product sales occurred across all geographic theaters, with the United States and Canada and European Markets theaters contributing 75.6% of the total increase. The majority of the increase in net product sales was related to higher sales of switches, which contributed 48.3% of the total increase, and higher sales of advanced technology products, which contributed 47.9% of the total increase. The increase in service revenue was primarily due to increased technical support service contract initiations and renewals associated with higher product sales that have resulted in a larger installed base of equipment being serviced.

Fiscal 2005 had 52 weeks compared with 53 weeks in fiscal 2004, and we believe that this extra week may have had a positive impact on our sales in fiscal 2004. However, we were not able to quantify the effect of the slightly longer year on our revenue.

Net Product Sales by Theater

The increase in net product sales in the United States and Canada theater in fiscal 2005 was due to an increase in net product sales to all of our customer markets in the United States. However, our sales to the U.S. federal government, included within our enterprise market, experienced weakness due to, we believe, a realignment of spending priorities. Net product sales in the European Markets and Emerging Markets theaters increased primarily as a result of continued product deployment by service providers and growth in enterprise markets. Net product sales in the United Kingdom represented the largest increase in the European Markets theater. In Asia Pacific, net product sales increased primarily as a result of infrastructure builds, broadband acceleration, and investments by Asian telecommunications carriers. The growth was primarily in the service provider and enterprise markets in India, Korea, and Australia. However, we experienced weakness in our product sales to China. Net product sales in the Japan theater reflected ongoing economic and other challenges in the theater during fiscal 2005.

Net Product Sales by Groups of Similar Products

Routers The increase in net product sales related to routers in fiscal 2005 was primarily due to sales of high-end routers. Our sales of high-end routers, which represent a larger proportion of our total router sales compared with midrange and low-end routers, increased by $122 million over fiscal 2004. Sales of our midrange and low-end routers decreased by $30 million. In fiscal 2005, we introduced the integrated services router. Sales of integrated services routers represented approximately 20% of our total revenue from midrange and low-end routers in fiscal 2005. For the fourth quarter of fiscal 2005, sales of integrated services routers represented approximately 35% of our total revenue from midrange and low-end routers. Our high-end router sales are primarily to service providers, which tend to make large and sporadic purchases. In addition, our router sales in fiscal 2005 may have been impacted by new product introductions and increased competition from price-focused competitors.

Switches The increase in net product sales related to switches in fiscal 2005 was due to sales of LAN fixed switches and LAN modular switches. Our sales of LAN fixed and modular switches increased by approximately $1.2 billion, compared with fiscal 2004. The increase in sales of LAN switches was a result of the continued adoption of new technologies by our customers, resulting in higher sales of our high-end modular switch, the Cisco Catalyst 6500 Series, and fixed switches, including the Cisco Catalyst 3750 Series and Catalyst 3560 Series.

Advanced Technologies We experienced higher sales in fiscal 2005 in all of our advanced technologies compared with fiscal 2004. Home networking product sales increased by approximately $250 million, and were related to the growth of our wireless and wired router businesses. Unified communications sales increased by approximately $220 million primarily due to sales of IP phones and associated software as our customers transitioned from an analog-based to an IP-based infrastructure. Sales of security products increased by approximately $195 million primarily due to module and line card sales related to our routers and LAN modular switches as customers continued to emphasize network security. Optical networking product sales increased by approximately $150 million due to sales of the Cisco ONS 15454E and ONS 15454 platforms. Wireless LAN product sales increased by approximately $135 million. Sales of storage area networking products increased by approximately $105 million. Wireless LAN and storage area networking product sales increased primarily due to new customers and continued deployments with existing customers. Application networking services revenue increased by approximately $43 million.

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

32 Cisco Systems, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Product Gross Margin

Product gross margin percentage decreased by 1.3% compared to fiscal 2004. Changes in the mix of products sold decreased product gross margin percentage by approximately 2.5% due to higher sales of certain lower-margin switching products and increased sales of home networking products. Product pricing reductions and sales discounts decreased product gross margin percentage by approximately 2%. In addition, a higher provision for warranty and a higher provision for inventory decreased product gross margin percentage by approximately 0.5%. However, lower overall manufacturing costs related to lower component costs and value engineering and other manufacturing-related costs increased product gross margin percentage by approximately 2%. Higher shipment volumes also increased product gross margin percentage by approximately 1.5%.

Service Gross Margin

Service gross margin percentage decreased by 1.8% compared to fiscal 2004. The decrease in service gross margin percentage was primarily due to increased investments in the service portion of our business during fiscal 2005. One specific area of investment is advanced services, comprising highly specialized employees. As we add personnel and resources to support growth in this business, our service margins will typically be adversely affected in the near term. We also added investments in our technical support business during fiscal 2005.

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

Sales and marketing expenses in fiscal 2005 increased due to higher sales expenses of $151 million and higher marketing expenses of $40 million. Sales expenses increased primarily due to the effect of foreign currency fluctuations of approximately $100 million, net of hedging; and an increase in headcount-related expenses of approximately $60 million (including an adjustment of approximately $40 million relating to fiscal 2004 which reduced sales commissions). Marketing expenses increased in fiscal 2005 primarily due to various marketing programs globally and other marketing investments.

The increase in our G&A expenses in fiscal 2005 was primarily attributable to costs incurred associated with various compliance programs and expenses related to investments in internal information technology systems and related program spending.

Our headcount increased by 4,042 employees in fiscal 2005, of which approximately 1,200 new employees were attributable to acquisitions we completed in fiscal 2005.

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

In-Process Research and Development

The following table summarizes the key assumptions underlying the valuation for our purchase acquisitions completed in fiscal 2005 and fiscal 2004, for which in-process R&D was recorded (in millions, except percentages):

	In-Process R&D Expense	Estimated Cost to Complete Technology at Time of Acquisition	Risk-Adjusted Discount Rate for In-Process R&D
FISCAL 2005
Actona Technologies, Inc.	$ 4	$ 1	24.0%
Airespace, Inc.	3	1	22.0%
P–Cube Inc.	6	2	24.0%
Topspin Communications, Inc.	4	2	21.0%
Other	9	5	20.0%–23.0%
Total	$26	$11
FISCAL 2004
Latitude Communications, Inc.	$ 1	$ 1	16.5%
Other	2	1	23.0%
Total	$ 3	$ 2

2006 Annual Report 33

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Interest Income, Net

The increase in interest income was primarily due to higher average interest rates on our portfolio of cash and cash equivalents and fixed-income securities, partially offset by a decrease in the average portfolio balance.

Other Income, Net

The components of other income, net, are as follows (in millions):

Years Ended	July 30, 2005	July 31, 2004
Net gains on investments in fixed income and publicly traded equity securities	$ 88	$ 206
Impairment charges on publicly traded equity securities	(5)	—
Net gains on investments in privately held companies	51	61
Impairment charges on investments in privately held companies	(39)	(112)
Net gains and impairment charges on investments	95	155
Other	(27)	33
Total	$ 68	$ 188

Provision for Income Taxes

The effective tax rate was 28.6% for fiscal 2005 and 28.9% for fiscal 2004. The effective tax rate differs from the statutory rate primarily due to acquisition-related costs, research and experimentation tax credits, state taxes, and the tax impact of foreign operations.

In fiscal 2005, the Internal Revenue Service completed its examination of our federal income tax returns for the fiscal years ended July 25, 1998 through July 28, 2001. Based on the results of the examination, we decreased previously recorded tax reserves by approximately $110 million and decreased income tax expense by a corresponding amount. This decrease to the provision for income taxes was offset by increases to the provision for income taxes of $57 million related to a fourth quarter fiscal 2005 intercompany restructuring of certain of our foreign operations and $70 million related to the effect of U.S. tax regulations effective in fiscal 2005 that require intercompany reimbursement of certain stock-based compensation expenses.

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

34 Cisco Systems, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Subsequent to the adoption of FIN 46(R), changes to the value of Andiamo and the continued vesting of the employee stock and options resulted in an adjustment to the noncash stock compensation charge. We recorded a noncash variable stock compensation adjustment of $58 million in the third quarter of fiscal 2004 to the cumulative stock compensation charge recorded in the second quarter of fiscal 2004 to account for the additional vesting of the Andiamo employee stock and options and changes in the formula-based valuation from January 24, 2004 until February 19, 2004. This noncash adjustment was reported as R&D expense of $52 million and sales and marketing expense of $6 million in the Consolidated Statements of Operations, as stock-based compensation related to acquisitions and investments in the Consolidated Statements of Cash Flows, and as an increase to additional paid-in capital in the Consolidated Statements of Shareholders’ Equity. In addition, upon completion of the acquisition, deferred stock-based compensation of $90 million was recorded to reflect the unvested portion of the formula-based valuation of the Andiamo employee stock and options. See Note 3 to the Consolidated Financial Statements. The amount of deferred stock-based compensation was fixed at the date of acquisition and was being amortized over the vesting period of the Andiamo employee stock and options of approximately two years.

A summary of the accounting of the initial consolidation under FIN 46(R) and the subsequent purchase of Andiamo, after stock price-related adjustments, is as follows (in millions):

Amount
Cumulative effect of accounting change, net of tax benefit of $5	$ 567
Variable stock-based compensation	58
Deferred stock-based compensation	90
Net assets	7
Total	$ 722

Recent Accounting Pronouncement

In July 2006, the FASB issued Financial Interpretation No. 48, “Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109” (“FIN 48”), which is a change in accounting for income taxes. FIN 48 specifies how tax benefits for uncertain tax positions are to be recognized, measured, and derecognized in financial statements; requires certain disclosures of uncertain tax matters; specifies how reserves for uncertain tax positions should be classified on the balance sheet; and provides transition and interim-period guidance, among other provisions. FIN 48 is effective for fiscal years beginning after December 15, 2006 and as a result, is effective for us in the first quarter of fiscal 2008. We are currently evaluating the impact of FIN 48 on our Consolidated Financial Statements.

Liquidity and Capital Resources

The following sections discuss the effects of changes in our balance sheet and cash flows, contractual obligations, other commitments, and the stock repurchase program on our liquidity and capital resources.

Balance Sheet and Cash Flows

Cash and Cash Equivalents and Investments The following table summarizes our cash and cash equivalents and investments (in millions):

	July 29, 2006	July 30, 2005	Increase (Decrease)
Cash and cash equivalents	$ 3,297	$ 4,742	$(1,445)
Fixed income securities	13,805	10,372	3,433
Publicly traded equity securities	712	941	(229)
Total	$17,814	$16,055	$ 1,759

The increase in cash and cash equivalents and investments was primarily a result of cash provided by operating activities of $7.9 billion, the issuance of debt of $6.5 billion, and cash provided by the issuance of common stock of $1.7 billion related to employee stock option exercises and employee stock purchases, partially offset by cash used for the repurchase of common stock of $8.3 billion, acquisitions of businesses of $5.3 billion net of cash, cash equivalents, and investments acquired, and capital expenditures of $772 million.

Effective October 29, 2005, we changed the method of classification of our investments previously classified as long-term investments to current assets, and the balances for the prior years have been reclassified to conform to the current year’s presentation. This new method classifies these securities as current or long-term based on the nature of the securities and the availability for use in current operations while the prior classification was based on the maturities of the investments. We believe this method is preferable because it is more reflective of our assessment of the overall liquidity position.

2006 Annual Report 35

Management’s Discussion and Analysis of Financial Condition and Results of Operations

As of July 29, 2006, approximately $6 billion of our cash and cash equivalents and investments was held in the United States. The remainder of our cash and cash equivalents and investments was held outside of the United States in various foreign subsidiaries. If these cash and cash equivalents and investments were distributed to the United States in the form of dividends or otherwise, we would be subject to additional U.S. income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes.

We expect that cash provided by operating activities may fluctuate in future periods as a result of a number of factors, including fluctuations in our operating results, shipment linearity, accounts receivable collections, inventory management, excess tax benefits from stock-based compensation, and the timing and amount of tax and other payments. Shipment linearity is a measure of the level of shipments throughout a particular quarter. For additional discussion, see Part I, Item 1A. Risk Factors in our Annual Report on Form 10-K.

Accounts Receivable, Net The following table summarizes our accounts receivable, net (in millions):

	July 29, 2006	July 30, 2005	Increase (Decrease)
Accounts receivable, net	$3,303	$2,216	$1,087

The increase in accounts receivable was due to increased sales and the addition of approximately $240 million of accounts receivable related to Scientific-Atlanta. Days sales outstanding in accounts receivable (DSO) as of July 29, 2006 and July 30, 2005 was 38 days and 31 days, respectively. Our DSO is primarily impacted by shipment linearity and collections performance. A steady level of shipments and good collections performance will result in reduced DSO compared with a higher level of shipments toward the end of a quarter, which will result in a shorter amount of time to collect the related accounts receivable and increased DSO.

Inventories The following table summarizes our inventories (in millions):

	July 29, 2006	July 30, 2005	Increase (Decrease)
Raw materials	$ 131	$ 82	$ 49
Work in process	377	431	(54)
Finished goods:
Distributor inventory and deferred cost of sales	423	385	38
Manufacturing finished goods	236	184	52
Total finished goods	659	569	90
Service-related spares	170	180	(10)
Demonstration systems	34	35	(1)
Total	$1,371	$1,297	$ 74

Annualized inventory turns were 8.5 in the fourth quarter of fiscal 2006 compared to 6.6 in the fourth quarter of fiscal 2005. Scientific-Atlanta contributed approximately $150 million of inventory at July 29, 2006. Our finished goods consist of distributor inventory and deferred cost of sales and manufacturing finished goods. Distributor inventory and deferred cost of sales are related to unrecognized revenue on shipments to distributors and retail partners and shipments to enterprise and service provider customers. Manufacturing finished goods consist primarily of build-to-order and build-to-stock products. Service-related spares consist of reusable equipment related to our technical support and warranty activities. All inventories are accounted for at the lower of cost or market.

In the third quarter of fiscal 2006, we began the initial implementation of the lean manufacturing model. Lean manufacturing is an industry-standard model that seeks to drive efficiency and flexibility in manufacturing processes and in the broader supply chain. Over time, consistent with what we have experienced thus far, we expect this process will result in incremental increases in purchase commitments with contract manufacturers and suppliers and corresponding decreases in manufacturing inventory. Inventory management remains an area of focus as we balance the need to maintain strategic inventory levels to ensure competitive lead times with the risk of inventory obsolescence because of rapidly changing technology and customer requirements. We believe the amount of our inventory is appropriate for our revenue levels.

36 Cisco Systems, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Deferred Revenue The following table presents the breakdown of deferred revenue (in millions):

	July 29, 2006	July 30, 2005	Increase (Decrease)
Service	$4,088	$3,618	$470
Product	1,561	1,424	137
Total	$5,649	$5,042	$607
Reported as:
Current	$4,408	$3,854	$554
Noncurrent	1,241	1,188	53
Total	$5,649	$5,042	$607

The increase in deferred service revenue reflects the impact of the increase in the volume of technical support contract initiations and renewals, partially offset by the ongoing amortization of deferred service revenue. The increase in deferred product revenue was related primarily to the timing of cash receipts related to unrecognized revenue from two-tier distributors.

Long-Term Debt The following table summarizes our long-term debt as of July 29, 2006 (in millions, except percentages):

	Amount	Effective Rate(1)
Senior notes:
2009 Notes	$ 500	5.27%
2011 Notes	3,000	5.39%
2016 Notes	3,000	5.62%
Total senior notes	6,500
Other notes	5
Unamortized discount	(18)
Fair value adjustment	(155)
Total	$ 6,332

(1) The effective rates for the 2011 Notes and the 2016 Notes reflect the variable rate in effect as of July 29, 2006 on the interest rate swaps designated as fair value hedges of those notes, including the amortization of the discount.

In February 2006, we issued $500 million of senior floating interest rate notes due 2009 (the “2009 Notes”), $3.0 billion of 5.25% senior notes due 2011 (the “2011 Notes”) and $3.0 billion of 5.50% senior notes due 2016 (the “2016 Notes”), for an aggregate principal amount of $6.5 billion. The debt issuance was used to fund the acquisition of Scientific-Atlanta and for general corporate purposes. The 2011 Notes and the 2016 Notes are redeemable by us at any time, subject to a make-whole premium. To achieve our interest rate objectives, we entered into $6.0 billion notional amount of interest rate swaps. In effect, these swaps convert the fixed interest rates of the 2011 Notes and the 2016 Notes to floating interest rates based on LIBOR. Gains and losses in the fair value of the interest rate swaps offset changes in the fair value of the underlying debt. See Note 8 to the Consolidated Financial Statements. We were in compliance with all debt covenants as of July 29, 2006.

Contractual Obligations

Our cash flows from operations are dependent on a number of factors, including fluctuations in our operating results, shipment linearity, accounts receivable collections, inventory management, excess tax benefits from stock-based compensation, and the timing and amount of tax and other payments. As a result, the impact of contractual obligations on our liquidity and capital resources in future periods should be analyzed in conjunction with such factors. In addition, we plan for and measure our liquidity and capital resources through an annual budgeting process.

2006 Annual Report 37

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following tables summarize our contractual obligations at July 29, 2006 and July 30, 2005 (in millions):

	PAYMENTS DUE BY PERIOD
July 29, 2006	Total	Less than 1 Year	1–3 Years	3–5 Years	More than 5 Years
Operating leases	$ 1,215	$ 233	$ 280	$ 196	$ 506
Purchase commitments with contract manufacturers and suppliers	1,979	1,979	—	—	—
Purchase obligations	1,418	994	314	66	44
Long-term debt	6,505	—	502	3,003	3,000
Other long-term liabilities	161	10	80	28	43
Total	$ 11,278	$ 3,216	$1,176	$3,293	$3,593

	PAYMENTS DUE BY PERIOD
July 30, 2005	Total	Less than 1 Year	1–3 Years	3–5 Years	More than 5 Years
Operating leases	$ 1,260	$ 215	$ 281	$ 184	$ 580
Purchase commitments with contract manufacturers and suppliers	954	954	—	—	—
Purchase obligations	1,398	1,014	338	46	—
Total	$ 3,612	$ 2,183	$ 619	$ 230	$ 580

Operating Leases We lease office space in several U.S. locations. Outside the United States, larger sites include Australia, Belgium, Canada, China, France, Germany, India, Italy, Japan, and the United Kingdom. Operating lease amounts include future minimum lease payments under all our noncancelable operating leases with an initial term in excess of one year.

Purchase Commitments with Contract Manufacturers and Suppliers We purchase components from a variety of suppliers and use several contract manufacturers to provide manufacturing services for our products. During the normal course of business, in order to manage manufacturing lead times and help ensure adequate component supply, we enter into agreements with contract manufacturers and suppliers that either allow them to procure inventory based upon criteria as defined by us or that establish the parameters defining our requirements. In certain instances, these agreements allow us the option to cancel, reschedule, and adjust our requirements based on our business needs prior to firm orders being placed. Consequently, only a portion of our reported purchase commitments arising from these agreements are firm, noncancelable, and unconditional commitments. The purchase commitments for inventory are expected to be fulfilled within one year. The increase in purchase commitments for inventory is related to the inclusion of approximately $295 million of purchase commitments for Scientific-Atlanta, the implementation of the lean manufacturing model, higher backlog, and longer lead times in the broader supply chain.

In addition to the above, we record a liability for firm, noncancelable, and unconditional purchase commitments for quantities in excess of our future demand forecasts consistent with our allowance for inventory. As of July 29, 2006, the liability for these purchase commitments was $148 million, compared with $87 million as of July 30, 2005. These amounts are included in other accrued liabilities in our Consolidated Balance Sheets at July 29, 2006 and July 30, 2005, and are not included in the preceding table.

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

Other Long-Term Liabilities Our long-term liabilities consist of the fair value of interest rate swaps, accrued liability for defined benefit and deferred compensation plans, deferred tax liabilities, and other long-term liabilities. The future payments related to the fair value of interest rate swaps, deferred tax liabilities, and certain other long-term liabilities have not been presented in the table above due to the uncertainty regarding the timing of future payments with respect to these liabilities.

38 Cisco Systems, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Other Commitments

We have entered into an agreement to invest approximately $800 million in venture funds managed by SOFTBANK Corp. and its affiliates (“SOFTBANK”) that are required to be funded on demand. The total commitment is to be invested in venture funds and as senior debt with entities as directed by SOFTBANK. Our commitment to fund the senior debt is contingent upon the achievement of certain agreed-upon milestones. As of July 29, 2006, we had invested $523 million in the venture funds pursuant to the commitment, compared with $414 million as of July 30, 2005. In addition, as of July 29, 2006, we had invested $49 million in the senior debt pursuant to the commitment, all of which has been repaid. As of July 30, 2005, we had invested $49 million in the senior debt pursuant to the commitment, of which $47 million had been repaid.

We also have certain other funding commitments related to our privately held investments that are based on the achievement of certain agreed-upon milestones. The funding commitments were approximately $34 million as of July 29, 2006, compared with approximately $56 million as of July 30, 2005.

Off-Balance Sheet Arrangements

We consider our investments in unconsolidated variable interest entities to be off-balance sheet arrangements. In the ordinary course of business, we have investments in privately held companies and provide financing to certain customers through our wholly owned subsidiaries, which may be considered to be variable interest entities. We have evaluated our investments in these privately held companies and customer financings and have determined that there were no significant unconsolidated variable interest entities as of July 29, 2006.

Certain events can require a reassessment of our investments in privately held companies or customer financings to determine if they are variable interest entities and if we would be regarded as the primary beneficiary. As a result of such events, we may be required to make additional disclosures or consolidate these entities. Because we may not control these entities, we may not have the ability to influence these events.

Stock Repurchase Program

In September 2001, our Board of Directors authorized a stock repurchase program. As of July 29, 2006, our Board of Directors had authorized an aggregate repurchase of up to $40 billion of common stock under this program. During fiscal 2006, we repurchased and retired 435 million shares of our common stock at an average price of $19.07 per share for an aggregate purchase price of $8.3 billion. As of July 29, 2006, we have repurchased and retired 1.9 billion shares of our common stock at an average price of $18.36 per share for an aggregate purchase price of $35.4 billion since inception of the stock repurchase program, and the remaining authorized amount under the stock repurchase program was $4.6 billion with no termination date.

The purchase price for the shares of our common stock repurchased was reflected as a reduction to shareholders’ equity. In accordance with Accounting Principles Board Opinion No. 6, “Status of Accounting Research Bulletins,” we are required to allocate the purchase price of the repurchased shares as (i) a reduction to retained earnings until retained earnings are zero and then as an increase to accumulated deficit and (ii) a reduction of common stock and additional paid-in capital. Issuance of common stock and the tax benefit related to employee stock option plans are recorded as an increase to common stock and additional paid-in capital. As a result of future repurchases, we may continue to report an accumulated deficit included in shareholders’ equity in our Consolidated Balance Sheets. Our accumulated deficit as of July 29, 2006 is a result of the accounting effect of stock repurchases and is not reflective of our financial performance or our liquidity.

Liquidity and Capital Resource Requirements

Based on past performance and current expectations, we believe our cash and cash equivalents, investments, and cash generated from operations will satisfy our working capital needs, capital expenditures, investment requirements, stock repurchases, contractual obligations, commitments (see Note 8 to the Consolidated Financial Statements), future customer financings, and other liquidity requirements associated with our operations through at least the next 12 months. We believe that the most strategic uses of our cash resources include repurchase of shares, strategic investments to gain access to new technologies, acquisitions, financing activities, and working capital. There are no other transactions, arrangements, or other relationships with unconsolidated entities or other persons that are reasonably likely to materially affect liquidity or the availability of our requirements for capital resources.

2006 Annual Report 39

Quantitative and Qualitative Disclosures About Market Risk

Investments

We maintain an investment portfolio of various holdings, types, and maturities. See Note 6 to the Consolidated Financial Statements. These securities are classified as available-for-sale and consequently are recorded in the Consolidated Balance Sheets at fair value with unrealized gains or losses, to the extent unhedged, reported as a separate component of accumulated other comprehensive income, net of tax.

Fixed Income Securities

At any time, a sharp rise in interest rates could have a material adverse impact on the fair value of our fixed income investment portfolio. Conversely, declines in interest rates could have a material adverse impact on interest income for our investment portfolio. Our fixed income instruments are not leveraged as of July 29, 2006, and are held for purposes other than trading. The following tables present the hypothetical fair values of fixed income securities, including the effects of the interest rate swaps discussed further under “Interest Rate Derivatives” below, as a result of selected potential market decreases and increases in interest rates. Market changes reflect immediate hypothetical parallel shifts in the yield curve of plus or minus 50 basis points (“BPS”), 100 BPS, and 150 BPS. The hypothetical fair values as of July 29, 2006 and July 30, 2005 are as follows (in millions):

	VALUATION OF SECURITIES GIVEN AN INTEREST RATE DECREASE OF X BASIS POINTS			FAIR VALUE AS OF JULY 29, 2006	VALUATION OF SECURITIES GIVEN AN INTEREST RATE INCREASE OF X BASIS POINTS
	(150 BPS)	(100 BPS)	(50 BPS)		50 BPS	100 BPS	150 BPS
U.S. government notes and bonds	$ 5,289	$ 5,238	$ 5,186	$ 5,135	$ 5,084	$ 5,032	$ 4,981
Corporate and municipal notes and bonds and asset-backed securities	8,772	8,738	8,705	8,670	8,636	8,603	8,568
Total	$14,061	$13,976	$13,891	$13,805	$13,720	$13,635	$13,549

	VALUATION OF SECURITIES GIVEN AN INTEREST RATE DECREASE OF X BASIS POINTS			FAIR VALUE AS OF JULY 30, 2005	VALUATION OF SECURITIES GIVEN AN INTEREST RATE INCREASE OF X BASIS POINTS
	(150 BPS)	(100 BPS)	(50 BPS)		50 BPS	100 BPS	150 BPS
U.S. government notes and bonds	$ 3,540	$ 3,503	$ 3,467	$ 3,430	$ 3,393	$ 3,357	$ 3,320
Corporate and municipal notes and bonds and asset-backed securities	7,101	7,048	6,995	6,942	6,890	6,837	6,784
Total	$10,641	$10,551	$10,462	$10,372	$10,283	$10,194	$10,104

Publicly Traded Equity Securities

The values of our equity investments in several publicly traded companies are subject to market price volatility. The following tables present the hypothetical fair values of publicly traded equity securities as a result of selected potential decreases and increases in the price of each equity security in the portfolio, excluding hedged equity securities. Potential fluctuations in the price of each equity security in the portfolio of plus or minus 15%, 25%, and 35% were selected based on the probability of their occurrence. The hypothetical fair values as of July 29, 2006 and July 30, 2005 are as follows (in millions):

	VALUATION OF SECURITIES GIVEN AN X% DECREASE IN EACH STOCK’S PRICE			FAIR VALUE AS OF JULY 29, 2006	VALUATION OF SECURITIES GIVEN AN X% INCREASE IN EACH STOCK’S PRICE
	(35%)	(25%)	(15%)		15%	25%	35%
Publicly traded equity securities	$ 421	$ 486	$ 551	$ 648	$ 745	$ 810	$ 875

	VALUATION OF SECURITIES GIVEN AN X% DECREASE IN EACH STOCK’S PRICE			FAIR VALUE AS OF JULY 30, 2005	VALUATION OF SECURITIES GIVEN AN X% INCREASE IN EACH STOCK’S PRICE
	(35%)	(25%)	(15%)		15%	25%	35%
Publicly traded equity securities	$ 498	$ 575	$ 651	$ 766	$ 881	$ 958	$ 1,034

40 Cisco Systems, Inc.

Quantitative and Qualitative Disclosures About Market Risk

Our equity portfolio consists of securities with characteristics that most closely match the Standard & Poor’s 500 Index or NASDAQ Composite Index. These equity securities are held for purposes other than trading. Our impairment charge on certain publicly traded equity securities was $5 million during fiscal 2005. The impairment charge was related to the decline in the fair value of certain publicly traded equity securities below their cost basis that were judged to be other-than-temporary. There were no impairment charges on publicly traded equity securities in fiscal 2006 or fiscal 2004.

Investments in Privately Held Companies

We have invested in privately held companies, some of which are in the startup or development stages. These investments are inherently risky because the markets for the technologies or products these companies are developing are typically in the early stages and may never materialize. We could lose our entire initial investment in these companies. These investments are primarily carried at cost, which as of July 29, 2006 was $574 million, compared with $421 million at July 30, 2005, and are recorded in other assets in the Consolidated Balance Sheets. Our impairment charges on investments in privately held companies were $15 million, $39 million, and $112 million during fiscal 2006, 2005, and 2004, respectively.

Our evaluation of investments in private and public companies is based on the fundamentals of the businesses, including, among other factors, the nature of their technologies and potential for financial return.

Long-Term Debt

At any time, a sharp fall in interest rates could have a material adverse impact on the fair value of $6.0 billion of our fixed-rate debt. Conversely, a sharp rise in interest rates could have a material favorable impact. We have entered into $6.0 billion notional amount of interest rate swaps designated as fair value hedges, and gains and losses in the fair value of these swaps offset changes in the fair value of the fixed-rate debt. In effect, these swaps convert the fixed interest rates to floating interest rates based on LIBOR. A sharp change in rates would not have a material impact on the fair value of our $500 million variable-rate debt.

A sharp rise in short-term interest rates could have a material adverse impact on interest expense, while a sharp fall in short-term rates could have a material favorable impact. To mitigate these impacts, we presently invest a portion of our interest-bearing assets in instruments with similar interest rate characteristics as the swapped debt.

Derivative Instruments

Foreign Currency Derivatives

We enter into foreign exchange forward contracts to reduce the short-term effects of foreign currency fluctuations on receivables, investments, and payables, primarily denominated in Australian, Canadian, Japanese, and several European currencies, including the euro and British pound. Our market risks associated with our foreign currency receivables, investments, and payables relate primarily to variances from our forecasted foreign currency transactions and balances.

Approximately 75% of our operating expenses are U.S.-dollar denominated. To reduce variability in operating expenses caused by the remaining non-U.S.-dollar denominated operating expenses, we periodically hedge certain foreign currency forecasted transactions with currency options and forward contracts with maturities up to 18 months. These hedging programs are not designed to provide foreign currency protection over longer time horizons. In designing a specific hedging approach, we consider several factors, including offsetting exposures, significance of exposures, costs associated with entering into a particular hedge instrument, and potential effectiveness of the hedge. The gains and losses on foreign exchange contracts mitigate the variability in operating expenses associated with currency movements. Primarily because of our limited currency exposure to date, the effect of foreign currency fluctuations has not been material to our Consolidated Financial Statements. The effect of foreign currency fluctuations, net of hedging, decreased total research and development, sales and marketing, and general and administrative expenses by approximately 0.5% in fiscal 2006 compared with fiscal 2005 and increased total research and development, sales and marketing, and general and administrative expenses by approximately 2% in fiscal 2005 compared with fiscal 2004. The impact of foreign currency fluctuations on sales has not been material because our sales are primarily denominated in U.S. dollars.

2006 Annual Report 41

Quantitative and Qualitative Disclosures About Market Risk

Foreign exchange forward and option contracts as of July 29, 2006 and July 30, 2005 are summarized as follows (in millions):

July 29, 2006	Notional Amount	Fair Value
Forward contracts:
Purchased	$1,376	$(2)
Sold	$ 554	$(3)
Option contracts:
Purchased	$ 591	$20
Sold	$ 573	$(2)

July 30, 2005	Notional Amount	Fair Value
Forward contracts:
Purchased	$ 1,011	$ (5)
Sold	$ 450	$ 9
Option contracts:
Purchased	$ 1,028	$ 10
Sold	$ 1,002	$ (7)

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

Interest Rate Derivatives

Our primary objective for holding fixed income securities is to achieve an appropriate investment return consistent with preserving principal and managing risk. To realize these objectives, we may utilize interest rate swaps or other derivatives designated as fair value or cash flow hedges. We have entered into $1.0 billion of interest rate swaps designated as fair value hedges of our investment portfolio. Under these interest rate swap contracts, we make fixed-rate interest payments and receive interest payments based on LIBOR. The effect of these swaps is to convert fixed-rate returns to floating-rate returns based on LIBOR for a portion of our fixed income portfolio. The gains and losses related to changes in the value of the interest rate swaps are included in other income, net, in the Consolidated Statements of Operations and offset the changes in fair value of the underlying hedged investment. As of July 29, 2006 and July 30, 2005, the fair values of the interest rate swaps designated as hedges of our investments were $45 million and $15 million, respectively, and were reflected in prepaid expenses and other current assets in the Consolidated Balance Sheets.

In conjunction with our issuance of fixed-rate senior notes in February 2006, we entered into $6.0 billion of interest rate swaps designated as fair value hedges of our fixed-rate debt. Under these interest rate swap contracts, we receive fixed-rate interest payments and make interest payments based on LIBOR. The effect of these swaps is to convert fixed-rate interest expense to floating-rate interest expense based on LIBOR. The gains and losses related to changes in the value of the interest rate swaps are included in other income, net, in the Consolidated Statements of Operations and offset the changes in fair value of the underlying debt. As of July 29, 2006, the fair value of the interest rate swaps designated as hedges of our debt was $155 million and was reflected in other long-term liabilities in the Consolidated Balance Sheets.

Equity Derivatives

We maintain a portfolio of publicly traded equity securities which are subject to price risk. We may hold equity securities for strategic purposes or to diversify our overall investment portfolio. To manage our exposure to changes in the fair value of certain equity securities, we may, from time to time, enter into equity derivative contracts. As of July 29,2006, we have entered into forward sale and option agreements on certain publicly traded equity securities designated as fair value hedges. The gains and losses due to changes in the value of the hedging instruments are included in other income, net, in the Consolidated Statements of Operations and offset the change in the fair value of the underlying hedged investment. As of July 29, 2006, the notional and fair value amounts of the derivatives were $164 million and $93 million, respectively. As of July 30, 2005, the notional and fair value amounts of the derivatives were $198 million and $19 million, respectively.

42 Cisco Systems, Inc.

Consolidated Statements of Operations

(in millions, except per-share amounts)

Years Ended	July 29, 2006	July 30, 2005	July 31, 2004
NET SALES:
Product	$ 23,917	$20,853	$18,550
Service	4,567	3,948	3,495
Total net sales	28,484	24,801	22,045
COST OF SALES:
Product	8,114	6,758	5,766
Service	1,623	1,372	1,153
Total cost of sales	9,737	8,130	6,919
GROSS MARGIN	18,747	16,671	15,126

OPERATING EXPENSES:
Research and development	4,067	3,322	3,192
Sales and marketing	6,031	4,721	4,530
General and administrative	1,169	959	867
Amortization of purchased intangible assets	393	227	242
In-process research and development	91	26	3
Total operating expenses	11,751	9,255	8,834
OPERATING INCOME	6,996	7,416	6,292
Interest income, net	607	552	512
Other income, net	30	68	188
Interest and other income, net	637	620	700
INCOME BEFORE PROVISION FOR INCOME TAXES AND CUMULATIVE EFFECT OF ACCOUNTING CHANGE	7,633	8,036	6,992
Provision for income taxes	2,053	2,295	2,024
INCOME BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE	5,580	5,741	4,968
Cumulative effect of accounting change, net of tax	—	—	(567)
NET INCOME	$ 5,580	$ 5,741	$ 4,401
Income per share before cumulative effect of accounting change—basic	$ 0.91	$ 0.88	$ 0.73
Income per share before cumulative effect of accounting change—diluted	$ 0.89	$ 0.87	$ 0.70
Net income per share—basic	$ 0.91	$ 0.88	$ 0.64
Net income per share—diluted	$ 0.89	$ 0.87	$ 0.62
Shares used in per-share calculation—basic	6,158	6,487	6,840
Shares used in per-share calculation—diluted	6,272	6,612	7,057

Supplemental Information

Net income for fiscal 2006 included stock-based compensation expense under Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment,” (“SFAS 123(R)”) of $836 million, net of tax, which consisted of stock-based compensation expense of $756 million, net of tax, related to employee stock options and employee stock purchases and stock-based compensation expense of $80 million, net of tax, related to acquisitions and investments. Net income for fiscal 2005 and fiscal 2004 included stock-based compensation expense of $149 million and $241 million, respectively, net of tax, related to acquisitions and investments. There was no stock-based compensation expense related to employee stock options and employee stock purchases under Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), in fiscal 2005 and fiscal 2004 because the Company did not adopt the recognition provisions of SFAS 123. Net income including pro forma stock-based compensation expense as previously disclosed in the notes to the Consolidated Financial Statements for fiscal 2005 and fiscal 2004 was $4.7 billion or $0.71 per diluted share, and $3.2 billion or $0.45 per diluted share, respectively. See Note 10 to the Consolidated Financial Statements for additional information.

See Notes to Consolidated Financial Statements.

2006 Annual Report 43

Consolidated Balance Sheets

(in millions, except par value)

	July 29, 2006	July 30, 2005
ASSETS
Current assets:
Cash and cash equivalents	$ 3,297	$ 4,742
Investments	14,517	11,313
Accounts receivable, net of allowance for doubtful accounts of $175 at July 29, 2006 and $162 at July 30, 2005	3,303	2,216
Inventories	1,371	1,297
Deferred tax assets	1,604	1,475
Prepaid expenses and other current assets	1,584	967
Total current assets	25,676	22,010
Property and equipment, net	3,440	3,320
Goodwill	9,227	5,295
Purchased intangible assets, net	2,161	549
Other assets	2,811	2,709
TOTAL ASSETS	$43,315	$33,883
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$ 880	$ 735
Income taxes payable	1,744	1,511
Accrued compensation	1,516	1,317
Deferred revenue	4,408	3,854
Other accrued liabilities	2,765	2,094
Total current liabilities	11,313	9,511

Long-term debt	6,332	—
Deferred revenue	1,241	1,188
Other long-term liabilities	511	—
Total liabilities	19,397	10,699
Commitments and contingencies (Note 8)

Minority interest	6	10

Shareholders’ equity:
Preferred stock, no par value: 5 shares authorized; none issued and outstanding	—	—
Common stock and additional paid-in capital, $0.001 par value: 20,000 shares authorized; 6,059 and 6,331 shares issued and outstanding at July 29, 2006 and July 30, 2005, respectively	24,257	22,394
Retained earnings (Accumulated deficit)	(617)	506
Accumulated other comprehensive income	272	274
Total shareholders’ equity	23,912	23,174
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$43,315	$33,883

See Notes to Consolidated Financial Statements.

44 Cisco Systems, Inc.

Consolidated Statements of Cash Flows

(in millions)

Years Ended	July 29, 2006	July 30, 2005	July 31, 2004
Cash flows from operating activities:
Net income	$ 5,580	$ 5,741	$ 4,401
Adjustments to reconcile net income to net cash provided by operating activities:
Cumulative effect of accounting change, net of tax	—	—	567
Depreciation and amortization	1,293	1,020	1,199
Stock-based compensation expense related to employee stock options and employee stock purchases	1,050	—	—
Stock-based compensation expense related to acquisitions and investments	87	154	244
Provision for doubtful accounts	24	—	19
Provision for inventory	162	221	205
Deferred income taxes	(343)	55	552
Tax benefits from employee stock option plans	—	35	537
Excess tax benefits from stock-based compensation	(432)	—	—
In-process research and development	91	26	3
Net gains and impairment charges on investments	(124)	(95)	(155)
Other	31	—	—
Change in operating assets and liabilities, net of effects of acquisitions:
Accounts receivable	(913)	(373)	(488)
Inventories	(41)	(305)	(538)
Prepaid expenses and other current assets	(300)	(58)	(42)
Lease receivables, net	(171)	(163)	(159)
Accounts payable	(43)	62	54
Income taxes payable	743	947	260
Accrued compensation	150	(154)	(7)
Deferred revenue	575	541	688
Other liabilities	480	(86)	(378)
Net cash provided by operating activities	7,899	7,568	6,962
Cash flows from investing activities:
Purchases of investments	(21,732)	(20,314)	(33,054)
Proceeds from sales and maturities of investments	18,480	24,630	34,327
Acquisition of property and equipment	(772)	(692)	(613)
Acquisition of businesses, net of cash and cash equivalents acquired	(5,399)	(911)	(104)
Change in investments in privately held companies	(186)	(171)	(13)
Purchase of minority interest of Cisco Systems, K.K. (Japan)	(25)	(34)	(71)
Other	(10)	106	153
Net cash (used in) provided by investing activities	(9,644)	2,614	625
Cash flows from financing activities:
Issuance of common stock	1,682	1,087	1,257
Repurchase of common stock	(8,295)	(10,235)	(9,080)
Issuance of debt	6,481	—	—
Excess tax benefits from stock-based compensation	432	—	—
Other	—	(14)	33
Net cash provided by (used in) financing activities	300	(9,162)	(7,790)
Net (decrease) increase in cash and cash equivalents	(1,445)	1,020	(203)
Cash and cash equivalents, beginning of fiscal year	4,742	3,722	3,925
Cash and cash equivalents, end of fiscal year	$ 3,297	$ 4,742	$ 3,722

See Notes to Consolidated Financial Statements.

2006 Annual Report 45

Consolidated Statements of Shareholders’ Equity

(in millions)

	Shares of Common Stock	Common Stock and Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income	Total Shareholders’ Equity
BALANCE AT JULY 26, 2003	6,998	$21,116	$6,559	$354	$28,029
Net income	—	—	4,401	—	4,401
Change in unrealized gains and losses on investments, net of tax	—	—	—	(161)	(161)
Other	—	—	—	19	19

Comprehensive income					4,259

Issuance of common stock	122	1,257	—	—	1,257
Repurchase of common stock	(408)	(1,284)	(7,796)	—	(9,080)
Tax benefits from employee stock option plans	—	537	—	—	537
Purchase acquisitions	—	6	—	—	6
Stock-based compensation expense related to acquisitions and investments	—	244	—	—	244
Cumulative effect of accounting change, net of tax	—	567	—	—	567
Acquisition of Andiamo Systems, Inc.	23	7	—	—	7
BALANCE AT JULY 31, 2004	6,735	$22,450	$3,164	$212	$25,826
Net income	—	—	5,741	—	5,741
Change in unrealized gains and losses on investments, net of tax	—	—	—	52	52
Other	—	—	—	10	10

Comprehensive income					5,803

Issuance of common stock	112	1,087	—	—	1,087
Repurchase of common stock	(540)	(1,836)	(8,399)	—	(10,235)
Tax benefits from employee stock option plans	—	35	—	—	35
Purchase acquisitions	24	504	—	—	504
Stock-based compensation expense related to acquisitions and investments	—	154	—	—	154
BALANCE AT JULY 30, 2005	6,331	$22,394	$ 506	$274	$23,174
Net income	—	—	5,580	—	5,580
Change in unrealized gains and losses on investments, net of tax	—	—	—	(63)	(63)
Other	—	—	—	61	61

Comprehensive income					5,578

Issuance of common stock	162	1,682	—	—	1,682
Repurchase of common stock	(435)	(1,592)	(6,703)	—	(8,295)
Tax benefits from employee stock option plans	—	454	—	—	454
Purchase acquisitions	1	188	—	—	188
Stock-based compensation expense related to employee stock options and employee stock purchases	—	1,044	—	—	1,044
Stock-based compensation expense related to acquisitions and investments	—	87	—	—	87
BALANCE AT JULY 29, 2006	6,059	$24,257	$ (617)	$272	$23,912

Supplemental Information

In September 2001, the Company’s Board of Directors authorized a stock repurchase program. As of July 29, 2006, the Company’s Board of Directors has authorized an aggregate repurchase of up to $40 billion of common stock under this program. For additional information regarding stock repurchases, see Note 9 to the Consolidated Financial Statements. The purchase price of shares of common stock repurchased was reflected as (i) a reduction to retained earnings until retained earnings are zero and then as an increase to accumulated deficit and (ii) a reduction of common stock and additional paid-in capital. Issuance of common stock and the tax benefit related to employee stock option plans are recorded in shareholders’ equity as an increase to common stock and additional paid-in capital. The stock repurchases since the inception of this program are summarized in the table below (in millions):

	Shares of Common Stock	Common Stock and Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income	Total Shareholders’ Equity
Repurchases of common stock	1,931	$6,294	$29,154	$ —	$35,448

See Notes to Consolidated Financial Statements.

46 Cisco Systems, Inc.

Notes to Consolidated Financial Statements

1. Description of Business

Cisco Systems, Inc. (the “Company” or “Cisco”) designs, manufactures, and sells networking and other products related to the communications and information technology industry and provides services associated with these products and their use. The Company’s products are installed at corporations, public institutions, telecommunications companies, and commercial businesses and are also found in personal residences. Cisco provides a broad line of products for transporting data, voice, and video within buildings, across campuses, and around the world.

On February 24, 2006, the Company completed the acquisition of Scientific-Atlanta, Inc. (“Scientific-Atlanta”), a provider of set-top boxes, end-to-end video distribution networks, and video system integration. With this acquisition, the Company has added video to the convergence of data, voice, and mobility technologies, which enables the Company to be a stronger strategic business partner with its service provider customers, as well as reach a broad range of consumers with its products.

2. Summary of Significant Accounting Policies

Fiscal Year The Company’s fiscal year is the 52 or 53 weeks ending on the last Saturday in July. Fiscal 2006 and 2005 were 52-week fiscal years, and fiscal 2004 was a 53-week fiscal year.

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

Investments The Company’s investments comprise U.S. government notes and bonds; corporate notes, bonds, and asset-backed securities; municipal notes and bonds; and publicly traded equity securities. These investments are held in the custody of several major financial institutions. The specific identification method is used to determine the cost basis of fixed income securities disposed of. The weighted-average method is used to determine the cost basis of publicly traded equity securities disposed of. At July 29, 2006 and July 30, 2005, the Company’s investments were classified as available-for-sale. These investments are recorded in the Consolidated Balance Sheets at fair value. Unrealized gains and losses on these investments, to the extent the investments are unhedged, are included as a separate component of accumulated other comprehensive income, net of tax.

Effective October 29, 2005 the Company changed the method of classification of its investments previously classified as long-term investments to current assets and the balances for the prior years have been reclassified to conform to the current year’s presentation. This new method classifies these securities as current or long-term based on the nature of the securities and the availability for use in current operations while the prior classification was based on the maturities of the investments. The Company believes this method is preferable because it is more reflective of the Company’s assessment of its overall liquidity position. In conjunction with this change in classification of investments, the Company changed the classification of deferred taxes related to the unrealized gains and losses on long-term investments from noncurrent assets to current assets.

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

Inventories Inventories are stated at the lower of cost or market. Cost is computed using standard cost, which approximates actual cost, on a first-in, first-out basis. The Company provides inventory allowances based on excess and obsolete inventories determined primarily by future demand forecasts. The allowance is measured as the difference between the cost of the inventory and market based upon assumptions about future demand and charged to the provision for inventory, which is a component of cost of sales. At the point of the loss recognition, a new, lower-cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. In addition, the Company records a liability for firm, noncancelable, and unconditional purchase commitments with contract manufacturers and suppliers for quantities in excess of the Company’s future demand forecasts consistent with its allowance for inventory.

2006 Annual Report 47

Notes to Consolidated Financial Statements

Fair Value of Financial Instruments The fair value of certain of the Company’s financial instruments, including cash and cash equivalents, accrued compensation, and other accrued liabilities, approximate cost because of their short maturities. The fair values of investments and the Company’s long-term debt are determined using quoted market prices for those securities or similar financial instruments.

Concentrations of Risk Cash and cash equivalents are maintained with several financial institutions. Deposits held with banks may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand and are maintained with financial institutions of reputable credit and therefore bear minimal credit risk.

The Company performs ongoing credit evaluations of its customers and, with the exception of certain financing transactions, does not require collateral from its customers. The Company’s customers are primarily in the enterprise, service provider and commercial markets. The Company receives certain of its components from sole suppliers. Additionally, the Company relies on a limited number of contract manufacturers and suppliers to provide manufacturing services for its products. The inability of a contract manufacturer or supplier to fulfill supply requirements of the Company could materially impact future operating results.

Revenue Recognition The Company’s products are generally integrated with software that is essential to the functionality of the equipment. Additionally, the Company provides unspecified software upgrades and enhancements related to the equipment through its maintenance contracts for most of its products. Accordingly, the Company accounts for revenue in accordance with Statement of Position No. 97-2, “Software Revenue Recognition,” and all related interpretations. For sales of products where software is incidental to the equipment, the Company applies the provisions of Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements” and Staff Accounting Bulletin No. 104, “Revenue Recognition,” and all related interpretations.

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

Advertising Costs The Company expenses all advertising costs as incurred, and the amounts were not material for all years presented.

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

48 Cisco Systems, Inc.

Notes to Consolidated Financial Statements

Goodwill and Purchased Intangible Assets Goodwill is tested for impairment on an annual basis and between annual tests in certain circumstances, and written down when impaired. Based on the impairment tests performed, there was no impairment of goodwill in fiscal 2006, 2005, or 2004. Purchased intangible assets other than goodwill are amortized over their useful lives unless these lives are determined to be indefinite. Purchased intangible assets are carried at cost, less accumulated amortization. Amortization is computed over the estimated useful lives of the respective assets, generally two to seven years.

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

Statement of Financial Accounting Standards No. 128, “Earnings per Share,” requires that employee equity share options, nonvested shares, and similar equity instruments granted by the Company be treated as potential common shares outstanding in computing diluted earnings per share. Diluted shares outstanding include the dilutive effect of in-the-money options which is calculated based on the average share price for each fiscal period using the treasury stock method. Under the treasury stock method, the amount the employee must pay for exercising stock options, the amount of compensation cost for future service that the Company has not yet recognized, and the amount of tax benefits that would be recorded in additional paid-in capital when the award becomes deductible are assumed to be used to repurchase shares.

Foreign Currency Translation Assets and liabilities of non-U.S. subsidiaries that operate in a local currency environment, where that local currency is the functional currency, are translated to U.S. dollars at exchange rates in effect at the balance sheet date, with the resulting translation adjustments directly recorded to a separate component of accumulated other comprehensive income. Income and expense accounts are translated at average exchange rates during the year. Translation adjustments are recorded in other income, net, where the U.S. dollar is the functional currency.

Derivative Instruments The Company recognizes derivative instruments as either assets or liabilities in the Consolidated Balance Sheets and measures those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. For a derivative instrument designated as a fair value hedge, the gain or loss is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributed to the risk being hedged. For a derivative instrument designated as a cash flow hedge, the effective portion of the derivative’s gain or loss is initially reported as a component of accumulated other comprehensive income and subsequently reclassified into earnings when the hedged exposure affects earnings. The ineffective portion of the gain or loss is reported in earnings immediately. For derivative instruments that are not designated as accounting hedges, changes in fair value are recognized in earnings in the period of change. During fiscal 2006, 2005, and 2004, there were no significant gains or losses recognized in earnings for hedge ineffectiveness. The Company did not discontinue any hedges because it was probable that the original forecasted transactions would not occur.

Consolidation of Variable Interest Entities FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”), was issued in January 2003. FIN 46 requires that if an entity is the primary beneficiary of a variable interest entity, the assets, liabilities, and results of operations of the variable interest entity should be included in the consolidated financial statements of the entity. FASB Interpretation No. 46(R), “Consolidation of Variable Interest Entities” (“FIN 46(R)”), was issued in December 2003. The Company adopted FIN 46(R) effective January 24, 2004, and recorded a noncash cumulative stock compensation charge of $567 million, net of tax, relating to the consolidation of Andiamo Systems, Inc. (“Andiamo”). For additional information regarding Andiamo, see Note 3 to the Consolidated Financial Statements. For additional information regarding variable interest entities, see Note 8 to the Consolidated Financial Statements.

2006 Annual Report 49

Notes to Consolidated Financial Statements

Minority Interest The Company consolidates its investment in a venture fund managed by SOFTBANK Corp. and its affiliates (“SOFTBANK”). As of July 29, 2006, minority interest of $6 million represents SOFTBANK’s share of the venture fund.

Use of Estimates The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires management to make estimates and judgments that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Estimates are used for revenue recognition, allowance for doubtful accounts and sales returns, allowance for inventory and liability for purchase commitments with contract manufacturers and suppliers, warranty costs, stock-based compensation expense, investment impairments, goodwill impairments, income taxes, and loss contingencies, among others. The actual results experienced by the Company may differ materially from management’s estimates.

Stock-Based Compensation Expense On July 31, 2005, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment,” (“SFAS 123(R)”) which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors including employee stock options and employee stock purchases related to the Employee Stock Purchase Plan (“employee stock purchases”) based on estimated fair values. SFAS 123(R) supersedes the Company’s previous accounting under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) beginning in fiscal 2006. In March 2005, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to SFAS 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS 123(R).

The Company adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of July 31, 2005, the first day of the Company’s fiscal year 2006. The Company’s Consolidated Financial Statement for fiscal 2006 reflects the impact of SFAS 123(R). In accordance with the modified prospective transition method, the Company’s Consolidated Financial Statements for prior fiscal years have not been restated to reflect, and do not include, the impact of SFAS 123(R). Stock-based compensation expense recognized under SFAS 123(R) for fiscal 2006 was $1.1 billion, which consisted of stock-based compensation expense related to employee stock options and employee stock purchases of $1.0 billion, and stock-based compensation expense related to acquisitions and investments of $87 million. For fiscal 2005 and fiscal 2004, stock-based compensation expense of $154 million and $244 million, respectively, was related to acquisitions and investments which the Company had been recognizing under previous accounting standards. There was no stock-based compensation expense related to employee stock options and employee stock purchases recognized during fiscal 2005 and fiscal 2004. See Note 10 to the Consolidated Financial Statements for additional information.

SFAS 123(R) requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of awards that are ultimately expected to vest is recognized as expense over the requisite service periods in the Company’s Consolidated Statements of Operations. Prior to the adoption of SFAS 123(R), the Company accounted for stock-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as allowed under SFAS 123. Under the intrinsic value method, no stock-based compensation expense had been recognized in the Company’s Consolidated Statement of Operations, other than as related to acquisitions and investments, because the exercise price of the Company’s stock options granted to employees and directors equaled the fair market value of the underlying stock at the date of grant.

Stock-based compensation expense recognized in the Company’s Consolidated Statement of Operations for fiscal 2006 included compensation expense for share-based payment awards granted prior to, but not yet vested as of July 30, 2005 based on the grant date fair value estimated in accordance with the pro forma provisions of SFAS 123 and compensation expense for the share-based payment awards granted subsequent to July 30, 2005 based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). In conjunction with the adoption of SFAS 123(R), the Company changed its method of attributing the value of stock-based compensation to expense from the accelerated multiple-option approach to the straight-line single-option method. Compensation expense for all share-based payment awards granted on or prior to July 30, 2005 will continue to be recognized using the accelerated multiple-option approach while compensation expense for all share-based payment awards granted subsequent to July 30, 2005 is recognized using the straight-line single-option method. Because stock-based compensation expense recognized in the Consolidated Statement of Operations for fiscal 2006 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In the Company’s pro forma information required under SFAS 123 for the periods prior to fiscal 2006, the Company accounted for forfeitures as they occurred.

50 Cisco Systems, Inc.

Notes to Consolidated Financial Statements

Upon adoption of SFAS 123(R), the Company also changed its method of valuation for share-based awards granted beginning in fiscal 2006 to a lattice-binomial option-pricing model (“lattice-binomial model”) from the Black-Scholes option-pricing model (“Black-Scholes model”) which was previously used for the Company’s pro forma information required under SFAS 123. For additional information, see Note 10 to the Consolidated Financial Statements. The Company’s determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by the Company’s stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, the Company’s expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors. Option-pricing models were developed for use in estimating the value of traded options that have no vesting or hedging restrictions and are fully transferable. Because the Company’s employee stock options have certain characteristics that are significantly different from traded options, and because changes in the subjective assumptions can materially affect the estimated value, in management’s opinion, the existing valuation models may not provide an accurate measure of the fair value of the Company’s employee stock options. Although the fair value of employee stock options is determined in accordance with SFAS 123(R) and SAB 107 using an option-pricing model, that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction.

On November 10, 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position No. FAS 123(R)-3 “Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards.” The Company has elected to adopt the alternative transition method provided in the FASB Staff Position for calculating the tax effects of stock-based compensation pursuant to SFAS 123(R). The alternative transition method includes simplified methods to establish the beginning balance of the additional paid-in capital pool (“APIC pool”) related to the tax effects of employee stock-based compensation, and to determine the subsequent impact on the APIC pool and Consolidated Statements of Cash Flows of the tax effects of employee stock-based compensation awards that are outstanding upon adoption of SFAS 123(R).

Recent Accounting Pronouncement In July 2006, the FASB issued Financial Interpretation No. 48, “Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109” (“FIN 48”), which is a change in accounting for income taxes. FIN 48 specifies how tax benefits for uncertain tax positions are to be recognized, measured, and derecognized in financial statements; requires certain disclosures of uncertain tax matters; specifies how reserves for uncertain tax positions should be classified on the balance sheet; and provides transition and interim period guidance, among other provisions. FIN 48 is effective for fiscal years beginning after December 15, 2006 and as a result, is effective for the Company in the first quarter of fiscal 2008. The Company is currently evaluating the impact of FIN 48 on its Consolidated Financial Statements.

Reclassifications Certain reclassifications have been made to prior year balances in order to conform to the current year’s presentation.

3. Business Combinations

Acquisition of Scientific-Atlanta, Inc.

On February 24, 2006, Cisco completed the acquisition of Scientific-Atlanta, Inc., a provider of set-top boxes, end-to-end video distribution networks, and video system integration. Cisco believes video is emerging as the key strategic application in the service provider “triple play” bundle of consumer entertainment, communications, and online services. Cisco believes the combined entity creates an end-to-end solution for carrier networks and the digital home and delivers large-scale video systems to extend Cisco’s commitment to and leadership in the service provider market.

Pursuant to the terms of the merger agreement, the Company paid a cash amount of $43.00 per share in exchange for each outstanding share of Scientific-Atlanta common stock and assumed each Scientific-Atlanta stock option which was outstanding immediately prior to the effective time of the merger. Each unvested Scientific-Atlanta stock option became fully vested immediately prior to the completion of the merger. The Scientific-Atlanta stock options assumed were converted into options to purchase an aggregate of approximately 32.1 million shares of Cisco common stock. The total purchase price was as follows (in millions):

Amount
Cash	$6,907
Fair value of fully-vested Scientific-Atlanta, Inc. stock options assumed	163
Acquisition-related costs	17
Total	$7,087

2006 Annual Report 51

Notes to Consolidated Financial Statements

The fair value of Scientific-Atlanta stock options assumed was determined using a lattice-binomial model. The use of the lattice-binomial model and method of determining the variables is consistent with the Company’s valuation of stock options in accordance with SFAS 123(R). See Note 10 to the Consolidated Financial Statements. Under the purchase method of accounting, the total purchase price as shown in the table above is allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values. The purchase price was allocated using the information currently available. As a result, the Company may continue to adjust the preliminary purchase price allocation after obtaining more information regarding, among other things, asset valuations, liabilities assumed, and revisions of preliminary estimates. The purchase price allocation will be finalized in fiscal 2007.

The Company allocated the purchase price to tangible assets, liabilities assumed, and identifiable intangible assets acquired, as well as in-process research and development, based on their estimated fair values. The excess of the purchase price over the aggregate fair values was recorded as goodwill. The fair value assigned to identifiable intangible assets acquired is determined using the income approach, which discounts expected future cash flows to present value using estimates and assumptions determined by management. The acquired goodwill was assigned to each of the reportable segments. Purchased intangibles are amortized on a straight-line basis over their respective useful lives. The total preliminary allocation of the purchase price as of July 29, 2006 is as follows (in millions):

Amount
Cash and cash equivalents	$1,747
Investments	137
Accounts receivable	195
Inventories	191
Property and equipment, net	254
Goodwill	3,762
Purchased intangible assets	1,949
Other current and noncurrent assets	106
Accounts payable	(187)
Deferred revenue	(32)
Other liabilities	(478)
Deferred tax liabilities, net	(645)
In-process research and development	88
Total	$7,087

None of the goodwill recorded as part of the Scientific-Atlanta acquisition will be deductible for U.S. federal income tax purposes. Amortization of goodwill will be deductible for state income tax purposes in those states in which the Company elected to step up its basis in the acquired assets.

Intangible assets consist primarily of customer relationships, technology and other intangibles. The intangible assets attributable to customer relationships relate to Scientific-Atlanta’s ability to sell existing, in-process, and future versions of its products to its existing customers. Technology intangibles include a combination of patented and unpatented technology, trade secrets, and computer software that represent the foundation for current and planned new products. The following table presents details of the purchased intangible assets acquired as part of the acquisition of Scientific-Atlanta (in millions, except years):

	Weighted- Average Useful Life (in Years)	Amount
Customer relationships	7.0	$1,346
Technology	3.5	546
Other	2.0	57
Total		$1,949

52 Cisco Systems, Inc.

Notes to Consolidated Financial Statements

Unaudited Pro Forma Financial Information

The unaudited financial information in the table below summarizes the combined results of operations of Cisco and Scientific-Atlanta, on a pro forma basis, as though the companies had been combined as of the beginning of each of the fiscal years presented. The unaudited pro forma financial information for fiscal 2006 combines the results for Cisco for fiscal 2006, which include the results of Scientific-Atlanta subsequent to February 24, 2006, and the historical results for Scientific-Atlanta for the six months ended December 30, 2005 and the month ended February 24, 2006. The unaudited pro forma financial information for fiscal 2005 combines the historical results for Cisco for fiscal 2005, with the historical results for Scientific-Atlanta for its fiscal year ended July 1, 2005.

The pro forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition of Scientific-Atlanta and issuance of $6.5 billion of debt (see Note 7 to the Consolidated Financial Statements) had taken place at the beginning of each of the fiscal years presented. The debt was issued to finance the acquisition of Scientific-Atlanta as well as for general corporate purposes. For the purposes of these unaudited pro forma combined financial statements, the entire debt and the related interest expense, including the effect of hedging, were included in the pro forma adjustments. The pro forma financial information for fiscal 2006 includes incremental stock-based compensation expense due to the acceleration of Scientific-Atlanta employee stock options prior to the acquisition of Scientific-Atlanta, investment banking fees, and other acquisition-related costs, recorded in Scientific-Atlanta’s historical results of operations during February 2006. The pro forma financial information for each fiscal year presented also includes the purchase accounting adjustments on historical Scientific-Atlanta inventory, adjustments to depreciation on acquired property and equipment, a charge for in-process research and development, amortization charges from acquired intangible assets, adjustments to interest income and expense, and related tax effects. The following table summarizes the pro forma financial information (in millions, except per-share amounts):

Years Ended	July 29, 2006	July 30, 2005
Net sales	$29,632	$26,712
Net income	$ 5,366	$ 5,406
Net income per share—basic	$ 0.87	$ 0.83
Net income per share—diluted	$ 0.86	$ 0.82

Other Purchase Acquisitions

A summary of the purchase acquisitions and asset purchases in fiscal 2006 other than the Scientific-Atlanta acquisition is as follows (in millions):

	Shares Issued	Purchase Consideration	Liabilities Assumed	In-Process R&D Expense	Purchased Intangible Assets	Goodwill
KiSS Technology A/S	1	$ 51	$ 18	$ 2	$ 19	$ 39
Metreos Corporation	—	27	1	—	2	25
Sheer Networks, Inc.	—	96	7	—	29	56
SyPixx Networks, Inc.	—	37	3	—	12	29
Other	—	59	2	1	41	24
Total	1	$270	$ 31	$ 3	$ 103	$ 173

•	Acquisition of KiSS Technology A/S to develop networked entertainment products for the consumer.

•	Acquisition of Metreos Corporation to strengthen the Cisco Service-Oriented Network Architecture (SONA).

•	Acquisition of Sheer Networks, Inc. to provide technology that is designed to adapt to network changes, scale to large networks, and help extend new technologies and services to simplify the task of monitoring and maintaining complex networks.

•	Acquisition of SyPixx Networks, Inc. to further develop the Company’s portfolio of physical security products.

2006 Annual Report 53

Notes to Consolidated Financial Statements

Under the terms of the definitive agreements related to these acquisitions, the purchase consideration for the acquisitions in fiscal 2006 consisted of cash, shares of Cisco common stock, and fully-vested stock options assumed. The purchase consideration for the Company’s acquisitions is also allocated to tangible assets acquired. A summary of the purchase acquisitions and asset purchases completed in fiscal 2005 and 2004 is as follows (in millions):

Fiscal 2005	Shares Issued	Purchase Consideration	Liabilities Assumed	In-Process R&D Expense	Purchased Intangible Assets	Goodwill
Actona Technologies, Inc.	—	$ 90	$ 4	$ 4	$ 21	$ 66
Airespace, Inc.	23	447	11	3	95	337
NetSolve, Incorporated	—	146	6	—	31	78
P–Cube Inc.	—	213	17	6	56	150
Procket Networks, Inc.	—	92	10	—	26	76
Topspin Communications, Inc.	—	253	23	4	67	164
Other	—	350	41	9	155	196
Total	23	$1,591	$112	$26	$451	$1,067

•	Acquisition of Actona Technologies, Inc. to expand the functionality of its branch-office access routers with intelligent network services that are designed to allow users at remote sites to access and transfer files as quickly and easily as users at headquarters sites. The acquired technology is also designed to allow enterprises to centralize file servers and storage and better protect and manage their remote office data.

•	Acquisition of Airespace, Inc. to add to its portfolio of wireless local-area networking (WLAN) solutions and to add advanced features and capabilities to the Company’s existing WLAN product portfolio.

•	Acquisition of NetSolve, Incorporated to add remote network-management services, including real-time monitoring of IP communications networks, network security software, and network devices, to the Company’s solutions offered to specialized resellers.

•	Acquisition of P–Cube Inc. to provide additional control and management capabilities for advanced IP services, such as identifying subscribers, classifying applications, and accurately billing for content-based services, to service providers.

•	Acquisition of the intellectual property and select other assets of, and hiring of a majority of the engineering team from, Procket Networks, Inc. to add to the Company’s portfolio of intellectual property and to add a team of silicon and software architects.

•	Acquisition of Topspin Communications, Inc. to add server fabric switches, a new class of server networking equipment that is designed to help improve resource utilization and reduce equipment and management costs, to the Company’s switching product portfolio consisting of network and storage switches.

Fiscal 2004	Shares Issued	Purchase Consideration	Liabilities Assumed	In-Process R&D Expense	Purchased Intangible Assets	Goodwill
Latitude Communications, Inc.	—	$ 86	$ 29	$ 1	$ 16	$ 60
Other	—	41	7	2	8	30
Total	—	$ 127	$ 36	$ 3	$ 24	$ 90

•	Acquisition of Latitude Communications, Inc. to add rich-media conferencing that combines voice, video, and Web conferencing to the Company’s IP communications solutions.

The Consolidated Financial Statements include the operating results of each business from the date of acquisition. Pro forma results of operations for these acquisitions have not been presented because the effects of the acquisitions, individually or in the aggregate, excluding Scientific-Atlanta, were not material to the Company’s results.

54 Cisco Systems, Inc.

Notes to Consolidated Financial Statements

In-Process Research and Development

The Company’s methodology for allocating the purchase price for purchase acquisitions to in-process research and development (“in-process R&D”) is determined through established valuation techniques in the high-technology communications industry. In-process R&D is expensed upon acquisition because technological feasibility has not been established and no future alternative uses exist. Total in-process R&D expense in fiscal 2006, 2005, and 2004 was $91 million, $26 million, and $3 million, respectively. The acquisition of Scientific-Atlanta accounted for $88 million of the in-process R&D during fiscal 2006, which related primarily to projects associated with Scientific-Atlanta’s advanced models of digital set-top boxes, network software enhancements and upgrades, and data products and transmission products.

Purchased Intangible Assets

The following table presents details of the purchased intangible assets acquired during fiscal 2006 and 2005 (in millions, except years):

	TECHNOLOGY		CUSTOMER RELATIONSHIPS		OTHER
	Weighted- Average Useful Life (in Years)	Amount	Weighted- Average Useful Life (in Years)	Amount	Weighted- Average Useful Life (in Years)	Amount	Total

FISCAL 2006
KiSS Technology A/S	4.5	$ 11	5.5	$ 6	5.0	$ 2	$ 19
Metreos Corporation	4.5	1	—	—	2.0	1	2
Scientific-Atlanta, Inc.	3.5	546	7.0	1,346	2.0	57	1,949
Sheer Networks, Inc.	4.5	16	6.0	11	4.5	2	29
SyPixx Networks, Inc.	5.0	7	5.0	5	—	—	12
Other	5.0	35	6.5	6	—	—	41
Total		$616		$1,374		$62	$2,052

FISCAL 2005
Actona Technologies, Inc.	4.5	$ 21	—	$ —	—	$—	$ 21
Airespace, Inc.	4.5	78	3.5	17	—	—	95
NetSolve, Incorporated	3.5	24	5.5	7	—	—	31
P–Cube Inc.	4.5	39	2.5	17	—	—	56
Procket Networks, Inc.	7.5	22	2.5	3	1.0	1	26
Topspin Communications, Inc.	4.5	39	6.0	28	—	—	67
Other	5.5	125	3.0	28	2.0	2	155
Total		$348		$ 100		$ 3	$ 451

The following tables present details of the Company’s total purchased intangible assets (in millions):

		Accumulated Amortization
July 29, 2006	Gross		Net
Technology	$1,052	$(302)	$ 750
Customer relationships	1,535	(175)	1,360
Other	164	(113)	51
Total	$2,751	$(590)	$2,161

July 30, 2005	Gross	Accumulated Amortization	Net
Technology	$ 880	$(501)	$ 379
Customer relationships	188	(53)	135
Other	130	(95)	35
Total	$1,198	$(649)	$ 549

2006 Annual Report 55

Notes to Consolidated Financial Statements

The following table presents details of the amortization expense of purchased intangible assets as reported in the Consolidated Statements of Operations (in millions):

Years Ended	July 29, 2006	July 30, 2005	July 31, 2004
Reported as:
Cost of sales	$ 60	$ —	$ 13
Operating expenses	393	227	242
Total	$453	$227	$255

During the year ended July 29, 2006, the Company recorded an impairment charge of $69 million from a write down of purchased intangible assets related to certain technology and customer relationships due to a reduction in expected future cash flows and the amount was recorded as amortization of purchased intangible assets in the Consolidated Statements of Operations.

The estimated future amortization expense of purchased intangible assets as of July 29, 2006, is as follows (in millions):

Fiscal Year	Amount
2007	$ 525
2008	466
2009	382
2010	274
2011	209
Thereafter	305
Total	$2,161

Goodwill

Beginning in fiscal 2006, the Company’s reportable segments were changed to the following theaters: United States and Canada; European Markets; Emerging Markets; Asia Pacific; and Japan. As a result, the Company reallocated goodwill to these reportable segments. The following tables present the changes in goodwill allocated to the Company’s reportable segments during fiscal 2006 and 2005 (in millions):

Fiscal 2006	Balance at July 30, 2005	Scientific-Atlanta Acquisition	Other Acquisitions	Other	Balance at July 29, 2006
United States and Canada	$3,304	$3,396	$ 120	$(42)	$6,778
European Markets	744	338	28	17	1,127
Emerging Markets	253	28	11	—	292
Asia Pacific	266	—	11	—	277
Japan	728	—	25	—	753
Total	$5,295	$3,762	$ 195	$(25)	$9,227

Fiscal 2005	Balance at July 31, 2004		Other Acquisitions	Other	Balance at July 30, 2005
United States and Canada	$2,702		$ 602	$ —	$3,304
European Markets	515		229	—	744
Emerging Markets	177		76	—	253
Asia Pacific	171		95	—	266
Japan	633		95	—	728
Total	$4,198		$1,097	$ —	$5,295

In the table above, “Other Acquisitions” includes $22 million and $30 million of goodwill recorded as part of the Company’s purchase of the remaining portion of the minority interest of Cisco Systems, K.K. (Japan) during fiscal 2006 and fiscal 2005, respectively. In the table above, “Other” includes currency translation and purchase accounting adjustments recorded during fiscal 2006.

56 Cisco Systems, Inc.

Notes to Consolidated Financial Statements

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

Subsequent to the adoption of FIN 46(R), changes to the value of Andiamo and the continued vesting of the employee stock and options resulted in an adjustment to the noncash stock compensation charge. The Company recorded a noncash variable stock compensation adjustment of $58 million in the third quarter of fiscal 2004 to the cumulative stock compensation charge recorded in the second quarter of fiscal 2004 to account for the additional vesting of the Andiamo employee stock and options and changes in the formula-based valuation from January 24, 2004 until February 19, 2004. This noncash adjustment was reported as operating expense in the Consolidated Statements of Operations, as stock-based compensation related to acquisitions and investments in the Consolidated Statements of Cash Flows, and as an increase to additional paid-in capital in the Consolidated Statements of Shareholders’ Equity. In addition, upon completion of the acquisition, deferred stock-based compensation of $90 million was recorded in the Consolidated Balance Sheets to reflect the unvested portion of the formula-based valuation of the Andiamo employee stock and options. The amount of deferred stock-based compensation was fixed at the date of acquisition and was being amortized over the vesting period of the Andiamo employee stock and options of approximately two years.

A summary of the accounting of the initial consolidation under FIN 46(R) and the subsequent purchase of Andiamo, after stock price-related adjustments, is as follows (in millions):

Amount
Cumulative effect of accounting change, net of tax benefit of $5	$567
Variable stock-based compensation	58
Deferred stock-based compensation	90
Net assets	7
Total	$722

In addition, in fiscal 2005, the Company completed other acquisitions of companies which had been consolidated prior to acquisition because the Company was deemed to be the primary beneficiary under FIN 46(R). The total purchase price of these acquisitions was an aggregate of $76 million, of which $45 million was to be paid over a five-year period. These amounts may be increased by approximately $134 million depending upon the achievement of certain development and product milestones. The purchase consideration consisted of cash, stock, and fully-vested stock options assumed. Deferred stock-based compensation of $7 million was recorded in the Consolidated Balance Sheets in connection with these acquisitions. There were no acquisitions of variable interest entities in fiscal 2006.

2006 Annual Report 57

Notes to Consolidated Financial Statements

Compensation Expense Related to Acquisitions and Investments

The following table presents the compensation expense related to acquisitions and investments (in millions):

Years Ended	July 29, 2006	July 30, 2005	July 31, 2004
Stock-based compensation expense related to acquisitions and investments	$ 87	$ 154	$ 244
Cash compensation expense related to acquisitions and investments	36	11	—
Total	$123	$ 165	$ 244

For the year ended July 31, 2004, the Company recorded a noncash charge for the cumulative effect of accounting change related to stock-based compensation expense of $567 million, net of tax. Beginning in fiscal 2006, stock-based compensation related to acquisitions and investments is calculated under SFAS 123(R) and includes deferred stock-based compensation relating to acquisitions completed prior to fiscal 2006. As of July 29, 2006, the remaining balance of stock-based compensation to be recognized over the vesting periods was approximately $70 million. Prior to fiscal 2006, a portion of the purchase consideration for purchase acquisitions was recorded as deferred stock-based compensation. Deferred stock-based compensation represented the intrinsic value of the unvested portion of any restricted shares exchanged, options assumed, or options canceled and replaced with the Company’s options and was amortized as stock-based compensation expense related to acquisitions over the remaining respective vesting periods. The balance for deferred stock-based compensation was reflected as a reduction to additional paid-in capital in the Consolidated Statements of Shareholders’ Equity. The following table presents the activity of deferred stock-based compensation for the fiscal years ended July 30, 2005 and July 31, 2004 (in millions):

	July 30, 2005	July 31, 2004
Balance at beginning of fiscal year	$ 153	$ 262
Purchase acquisitions	128	94
Amortization	(140)	(186)
Canceled unvested options	(4)	(17)
Balance at end of fiscal year	$ 137	$ 153

In connection with the Company’s purchase acquisitions and asset purchases, the Company has agreed to pay certain additional amounts of up to $90 million in cash contingent upon achieving certain agreed-upon technology, development, product, or other milestones or continued employment of certain employees with the Company. In each case, any additional amounts paid will be recorded as compensation expense. As of July 29, 2006, the Company has recorded $21 million of additional compensation expense pursuant to these agreements, all of which was recorded during fiscal 2006.

In connection with the Company’s acquisitions of variable interest entities, the Company has agreed to pay certain additional amounts of up to $180 million in cash contingent upon achieving certain agreed-upon technology, development, product, or other milestones or continued employment of certain employees with the Company. In each case, any additional amounts paid will be recorded as compensation expense. During fiscal 2006, the Company recorded $15 million of additional compensation expense pursuant to these agreements. As of July 29, 2006, the Company has recorded an aggregate of $26 million of additional compensation expense pursuant to these agreements.

58 Cisco Systems, Inc.

Notes to Consolidated Financial Statements

4. Balance Sheet Details

The following tables provide details of selected balance sheet items (in millions):

	July 29, 2006	July 30, 2005

Inventories:
Raw materials	$131	$82
Work in process	377	431
Finished goods:
Distributor inventory and deferred cost of sales	423	385
Manufacturing finished goods	236	184
Total finished goods	659	569
Service-related spares	170	180
Demonstration systems	34	35
Total	$1,371	$1,297
Property and equipment, net:
Land, buildings, and leasehold improvements	$3,647	$3,492
Computer equipment and related software	1,352	1,244
Production, engineering, and other equipment	3,678	3,095
Operating lease assets	153	136
Furniture and fixtures	363	355
	9,193	8,322
Less accumulated depreciation and amortization	(5,753)	(5,002)
Total	$3,440	$3,320
Other assets:
Deferred tax assets	$983	$1,308
Investments in privately held companies	574	421
Income tax receivable	279	277
Lease receivables, net	464	353
Other	511	350
Total	$2,811	$2,709
Deferred revenue:
Service	$4,088	$3,618
Product
Unrecognized revenue on product shipments and other deferred revenue	1,156	1,201
Cash receipts related to unrecognized revenue from two-tier distributors	405	223
Total product deferred revenue	1,561	1,424
Total	$5,649	$5,042
Reported as:
Current	$4,408	$3,854
Noncurrent	1,241	1,188
Total	$5,649	$5,042

2006 Annual Report 59

Notes to Consolidated Financial Statements

5. Lease Receivables, Net

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

	July 29, 2006	July 30, 2005

Gross lease receivables	$ 960	$ 731
Unearned income and other allowances	(188)	(130)
Total	$ 772	$ 601
Reported as:
Current	$ 308	$ 248
Noncurrent	464	353
Total	$ 772	$ 601

Contractual maturities of the gross lease receivables at July 29, 2006 were $369 million in fiscal 2007, $302 million in fiscal 2008, $177 million in fiscal 2009, $81 million in fiscal 2010, and $31 million in fiscal 2011 and thereafter. Actual cash collections may differ from the contractual maturities due to early customer buyouts, refinancings, or defaults.

6. Investments

The following tables summarize the Company’s investments (in millions):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
July 29, 2006

Fixed income securities:
U.S. government notes and bonds	$5,179	$3	$(47)	$5,135
Corporate notes, bonds, and asset-backed securities	7,950	2	(88)	7,864
Municipal notes and bonds	809	—	(3)	806
Total fixed income securities	13,938	5	(138)	13,805
Publicly traded equity securities	467	252	(7)	712
Total	$14,405	$257	$(145)	$14,517

July 30, 2005	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Fixed income securities:
U.S. government notes and bonds	$3,453	$2	$(25)	$3,430
Corporate notes, bonds, and asset-backed securities	6,299	3	(63)	6,239
Municipal notes and bonds	705	—	(2)	703
Total fixed income securities	10,457	5	(90)	10,372
Publicly traded equity securities	514	433	(6)	941
Total	$10,971	$438	$(96)	$11,313

60 Cisco Systems, Inc.

Notes to Consolidated Financial Statements

The following table presents gross realized gains and losses related to the Company’s investments (in millions):

Years Ended	July 29, 2006	July 30, 2005	July 31, 2004
Gross realized gains	$141	$144	$208
Gross realized losses	(88)	(61)	(2)
Total	$ 53	$ 83	$206

The gross realized losses in fiscal 2005 included charges of $5 million related to the impairment of certain publicly traded equity securities. The impairment charges were due to a decline in the fair value of the investments below their cost basis that were judged to be other-than-temporary. There were no impairment charges related to publicly traded equity securities in fiscal 2006 or fiscal 2004. The following tables present the breakdown of the investments with unrealized losses at July 29, 2006 and July 30, 2005 (in millions):

	UNREALIZED LOSSES LESS THAN 12 MONTHS		UNREALIZED LOSSES 12 MONTHS OR GREATER		TOTAL
July 29, 2006	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
U.S. government notes and bonds	$3,263	$(33)	$ 644	$(14)	$3,907	$ (47)
Corporate notes, bonds, and asset-backed securities	2,420	(18)	1,968	(70)	4,388	(88)
Municipal notes and bonds	146	(1)	103	(2)	249	(3)
Publicly traded equity securities	41	(6)	2	(1)	43	(7)
Total	$5,870	$(58)	$2,717	$(87)	$8,587	$(145)

	UNREALIZED LOSSES LESS THAN 12 MONTHS		UNREALIZED LOSSES 12 MONTHS OR GREATER		TOTAL
July 30, 2005	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
U.S. government notes and bonds	$2,947	$(21)	$ 220	$ (4)	$3,167	$ (25)
Corporate notes, bonds, and asset-backed securities	4,388	(52)	531	(11)	4,919	(63)
Municipal notes and bonds	260	(2)	—	—	260	(2)
Publicly traded equity securities	34	(5)	4	(1)	38	(6)
Total	$7,629	$(80)	$ 755	$(16)	$8,384	$ (96)

The gross unrealized losses related to fixed income securities were primarily due to changes in interest rates. The gross unrealized losses related to publicly traded equity securities were due to changes in market prices. The Company’s management has determined that the gross unrealized losses on its investment securities at July 29, 2006 are temporary in nature. The Company reviews its investments to identify and evaluate investments that have indications of possible impairment. Factors considered in determining whether a loss is temporary include the length of time and extent to which fair value has been less than the cost basis, the financial condition and near-term prospects of the investee, and the Company’s intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value. Substantially all of the Company’s fixed income securities are rated investment grade. The following table summarizes the maturities of the Company’s fixed income securities at July 29, 2006 (in millions):

	Amortized Cost	Fair Value
Less than 1 year	$ 3,412	$ 3,398
Due in 1 to 2 years	3,752	3,723
Due in 2 to 5 years	5,555	5,470
Due after 5 years	1,219	1,214
Total	$13,938	$13,805

Actual maturities may differ from the contractual maturities because borrowers may have the right to call or prepay certain obligations.

2006 Annual Report 61

Notes to Consolidated Financial Statements

7. Long-Term Debt

In February 2006, the Company issued $500 million of senior floating interest rate notes due 2009 (the “2009 Notes”), $3.0 billion of 5.25% senior notes due 2011 (the “2011 Notes”) and $3.0 billion of 5.50% senior notes due 2016 (the “2016 Notes”), for an aggregate principal amount of $6.5 billion. The 2011 Notes and the 2016 Notes are redeemable by the Company at any time, subject to a make-whole premium. To achieve its interest rate objectives, the Company entered into $6.0 billion notional amount of interest rate swaps. In effect, these swaps convert the fixed interest rates of the 2011 Notes and the 2016 Notes to floating interest rates based on the London Interbank Offered Rate (LIBOR). Gains and losses in the fair value of the interest rate swaps offset changes in the fair value of the underlying debt. See Note 8 to the Consolidated Financial Statements. The Company was in compliance with all debt covenants as of July 29, 2006.

The following table summarizes the Company’s long-term debt as of July 29, 2006 (in millions, except percentages):

	Amount	Effective Rate(1)
Senior notes:
2009 Notes	$ 500	5.27%
2011 Notes	3,000	5.39%
2016 Notes	3,000	5.62%
Total senior notes	6,500
Other notes	5
Unamortized discount	(18)
Fair value adjustment	(155)
Total	$6,332

(1) The effective rates for the 2011 Notes and the 2016 Notes reflect the variable rate in effect as of July 29, 2006 on the interest rate swaps designated as fair value hedges of those notes, including the amortization of the discount.

Interest is payable quarterly on the 2009 Notes and semi-annually on the 2011 Notes and 2016 Notes. Interest expense, net of the effect of hedging, was $148 million for fiscal 2006 and was included in interest income, net in the Consolidated Statements of Operations. Cash paid for interest during fiscal 2006 was $6 million.

8. Commitments and Contingencies

Operating Leases

The Company leases office space in several U.S. locations. Outside the United States, larger sites include Australia, Belgium, Canada, China, France, Germany, India, Italy, Japan, and the United Kingdom. Rent expense totaled $181 million, $179 million, and $191 million in fiscal 2006, 2005, and 2004, respectively. Future annual minimum lease payments under all noncancelable operating leases with an initial term in excess of one year as of July 29, 2006 were as follows (in millions):

Fiscal Year	Amount
2007	$ 233
2008	159
2009	121
2010	105
2011	91
Thereafter	506
Total	$1,215

62 Cisco Systems, Inc.

Notes to Consolidated Financial Statements

Purchase Commitments with Contract Manufacturers and Suppliers

The Company purchases components from a variety of suppliers and uses several contract manufacturers to provide manufacturing services for its products. During the normal course of business, in order to manage manufacturing lead times and help ensure adequate component supply, the Company enters into agreements with contract manufacturers and suppliers that either allow them to procure inventory based upon criteria as defined by the Company or that establish the parameters defining the Company’s requirements. In certain instances, these agreements allow the Company the option to cancel, reschedule, and adjust the Company’s requirements based on its business needs prior to firm orders being placed. Consequently, only a portion of the Company’s reported purchase commitments arising from these agreements are firm, noncancelable, and unconditional commitments. As of July 29, 2006, the Company had total purchase commitments for inventory of approximately $2.0 billion, compared with $954 million as of July 30, 2005.

In addition to the above, the Company records a liability for firm, noncancelable, and unconditional purchase commitments for quantities in excess of its future demand forecasts consistent with the Company’s allowance for inventory. As of July 29, 2006, the liability for these purchase commitments was $148 million, compared with $87 million as of July 30, 2005, and was included in other accrued liabilities.

Other Commitments

The Company has entered into an agreement to invest approximately $800 million in venture funds managed by SOFTBANK that are required to be funded on demand. The total commitment is to be invested in venture funds and as senior debt with entities as directed by SOFTBANK. The Company’s commitment to fund the senior debt is contingent upon the achievement of certain agreed-upon milestones. As of July 29, 2006, the Company had invested $523 million in the venture funds pursuant to the commitment, compared with $414 million as of July 30, 2005. In addition, as of July 29, 2006, the Company had invested $49 million in the senior debt pursuant to the commitment, all of which has been repaid. As of July 30, 2005, the Company had invested $49 million in the senior debt pursuant to the commitment, of which $47 million had been repaid.

The Company also has certain other funding commitments related to its privately held investments that are based on the achievement of certain agreed-upon milestones. The funding commitments were approximately $34 million as of July 29, 2006, compared with approximately $56 million as of July 30, 2005.

Variable Interest Entities

In the ordinary course of business, the Company has investments in privately held companies and provides financing to certain customers through its wholly owned subsidiaries, which may be considered to be variable interest entities. The Company has evaluated its investments in privately held companies and customer financings and determined that there were no significant unconsolidated variable interest entities as of July 29, 2006.

Guarantees and Product Warranties

The Company’s guarantees issued that are subject to recognition and disclosure requirements as of July 29, 2006 and July 30, 2005 were not material. The following table summarizes the activity related to the product warranty liability during fiscal 2006 and 2005 (in millions):

	July 29, 2006	July 30, 2005

Balance at beginning of fiscal year	$ 259	$ 239
Provision for warranties issued	395	411
Fair value of warranty liability acquired from Scientific-Atlanta	44	—
Payments	(389)	(391)
Balance at end of fiscal year	$ 309	$ 259

The Company accrues for warranty costs as part of its cost of sales based on associated material product costs, labor costs for technical support staff, and associated overhead. The products sold are generally covered by a warranty for periods ranging from 90 days to five years, and for some products the Company provides a limited lifetime warranty.

In the normal course of business, the Company indemnifies other parties, including customers, lessors, and parties to other transactions with the Company, with respect to certain matters. The Company has agreed to hold the other parties harmless against losses arising from a breach of representations or covenants, or out of intellectual property infringement or other claims made against certain parties. These agreements may limit the time within which an indemnification claim can be made and the amount of the claim. In addition, the Company has entered into indemnification agreements with its officers and directors, and the Company’s bylaws contain similar indemnification obligations to the Company’s agents.

        It is not possible to determine the maximum potential amount under these indemnification agreements due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. Historically, payments made by the Company under these agreements have not had a material effect on the Company’s operating results, financial position, or cash flows.

2006 Annual Report 63

Notes to Consolidated Financial Statements

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

Foreign Currency Derivatives The Company conducts business globally in numerous currencies. As such, it is exposed to adverse movements in foreign currency exchange rates. The Company enters into foreign exchange forward contracts to reduce the short-term effects of foreign currency fluctuations on foreign currency receivables, investments, and payables. The gains and losses on the foreign exchange forward contracts offset the transaction gains and losses on foreign currency receivables, investments, and payables recognized in earnings.

The Company does not enter into foreign exchange forward contracts for trading purposes. Gains and losses on the contracts are included in other income, net, in the Consolidated Statements of Operations and offset foreign exchange gains and losses from the revaluation of intercompany balances or other current assets, investments, or liabilities denominated in currencies other than the functional currency of the reporting entity. The Company’s foreign exchange forward contracts related to current assets and liabilities generally range from one to three months in original maturity. Additionally, the Company has entered into foreign exchange forward contracts with maturities of up to two years related to long-term customer financings. The foreign exchange contracts related to investments generally have maturities of less than one year.

The Company periodically hedges certain foreign currency forecasted transactions related to certain operating expenses with currency options and forward contracts. These transactions are designated as cash flow hedges. The effective portion of the derivative’s gain or loss is initially reported as a component of accumulated other comprehensive income and subsequently reclassified into earnings when the hedged exposure affects earnings. The ineffective portion, if any, of the gain or loss is reported in earnings immediately. These currency option contracts generally have maturities of less than 18 months. The Company does not purchase currency options for trading purposes. Foreign exchange forward and option contracts are summarized as follows (in millions):

July 29, 2006	Notional Amount	Fair Value

Forward contracts:
Purchased	$1,376	$ (2)
Sold	$ 554	$ (3)
Option contracts:
Purchased	$ 591	$ 20
Sold	$ 573	$ (2)

July 30, 2005	Notional Amount	Fair Value

Forward contracts:
Purchased	$1,011	$ (5)
Sold	$ 450	$ 9
Option contracts:
Purchased	$1,028	$ 10
Sold	$1,002	$ (7)

Interest Rate Derivatives The Company’s primary objective for holding fixed income securities is to achieve an appropriate investment return consistent with preserving principal and managing risk. To realize these objectives, the Company may utilize interest rate swaps or other derivatives designated as fair value or cash flow hedges. The Company has entered into $1.0 billion of interest rate swaps designated as fair value hedges of its investment portfolio. Under these interest rate swap contracts, the Company makes fixed-rate interest payments and receives interest payments based on LIBOR. The effect of these swaps is to convert fixed-rate returns to floating-rate returns based on LIBOR for a portion of the Company’s fixed income portfolio. The gains and losses related to changes in the value of the interest rate swaps are included in other income, net, in the Consolidated Statements of Operations and offset the changes in fair value of the underlying hedged investment. As of July 29, 2006 and July 30, 2005, the fair values of the interest rate swaps designated as hedges of the Company’s investments were $45 million and $15 million, respectively, and were reflected in prepaid expenses and other current assets in the Consolidated Balance Sheets.

64 Cisco Systems, Inc.

Notes to Consolidated Financial Statements

In conjunction with its issuance of fixed-rate senior notes in February 2006, the Company entered into $6.0 billion of interest rate swaps designated as fair value hedges of the fixed-rate debt. Under these interest rate swap contracts, the Company receives fixed-rate interest payments and makes interest payments based on LIBOR. The effect of these swaps is to convert fixed-rate interest expense to floating-rate interest expense based on LIBOR. The gains and losses related to changes in the value of the interest rate swaps are included in other income, net, in the Consolidated Statements of Operations and offset the changes in fair value of the underlying debt. As of July 29, 2006 the fair value of the interest rate swaps was $155 million and was reflected in other long-term liabilities in the Consolidated Balance Sheets.

Equity Derivatives The Company maintains a portfolio of publicly traded equity securities which are subject to price risk. The Company may hold equity securities for strategic purposes or to diversify the Company’s overall investment portfolio. To manage its exposure to changes in the fair value of certain equity securities, the Company may, from time to time, enter into equity derivative contracts. As of July 29, 2006, the Company had entered into forward sale and option agreements on certain publicly traded equity securities designated as fair value hedges. The gains and losses due to changes in the value of the hedging instruments are included in other income, net, in the Consolidated Statements of Operations and offset the change in the fair value of the underlying hedged investment. As of July 29, 2006, the notional and fair value amounts of the derivatives were $164 million and $93 million, respectively. As of July 30, 2005, the notional and fair value amounts of the derivatives were $198 million and $19 million, respectively.

Legal Proceedings

Beginning on April 20, 2001, a number of purported shareholder class action lawsuits were filed in the United States District Court for the Northern District of California against the Company and certain of its officers and directors. The lawsuits were consolidated, and the consolidated action is purportedly brought on behalf of those who purchased the Company’s publicly traded securities during an alleged class period of November 10, 1999 through February 6, 2001. Plaintiffs allege that defendants have made false and misleading statements, purport to assert claims for violations of the federal securities laws, and seek unspecified compensatory damages and other relief. On August 18, 2006, the Company announced an agreement to resolve the litigation. Pursuant to that agreement (which is subject to final documentation and court approval), liability insurers will pay $91.75 million to the plaintiffs in resolution of all claims against the Company and its officers and directors. If the settlement is approved by the Court, the settlement fund, less fees and expenses, will be distributed to purchasers of Cisco common stock between November 10, 1999 and February 6, 2001 who timely file valid proofs of claim under procedures to be implemented by the Court. The Company and the individual defendants continue to deny all allegations in the lawsuit.

On February 16, 2005, a purported shareholder derivative lawsuit was filed in the Superior Court of California, County of Santa Clara, against various of the Company’s officers and directors and naming the Company as a nominal defendant. The lawsuit includes derivative and class claims for breach of fiduciary duty, unjust enrichment, constructive trust and violations of the California Corporations Code, is based upon allegations of wrongdoing in connection with option grants and compensation to officers and directors, the timing of option grants, and the Company’s share repurchase plan, and seeks unspecified compensation and other damages, rescission of options and other relief.

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

9. Shareholders’ Equity

Stock Repurchase Program

In September 2001, the Company’s Board of Directors authorized a stock repurchase program. As of July 29, 2006, the Company’s Board of Directors had authorized an aggregate repurchase of up to $40 billion of common stock under this program. During fiscal 2006, the Company repurchased and retired 435 million shares of Cisco common stock at an average price of $19.07 per share for an aggregate purchase price of $8.3 billion. As of July 29, 2006, the Company had repurchased and retired 1.9 billion shares of Cisco common stock at an average price of $18.36 per share for an aggregate purchase price of $35.4 billion since inception of the stock repurchase program, and the remaining authorized amount for stock repurchases under this program was $4.6 billion with no termination date.

The purchase price for the shares of the Company’s stock repurchased was reflected as a reduction to shareholders’ equity. In accordance with Accounting Principles Board Opinion No. 6, “Status of Accounting Research Bulletins,” the Company is required to allocate the purchase price of the repurchased shares as (i) a reduction to retained earnings until retained earnings are zero and then as an increase to accumulated deficit and (ii) a reduction of common stock and additional paid-in capital. Issuance of common stock and the tax benefit related to employee stock option plans are recorded as an increase to common stock and additional paid-in capital.

Preferred Stock

Under the terms of the Company’s Articles of Incorporation, the Board of Directors may determine the rights, preferences, and terms of the Company’s authorized but unissued shares of preferred stock.

2006 Annual Report 65

Notes to Consolidated Financial Statements

Comprehensive Income

The components of comprehensive income are as follows (in millions):

Years Ended	July 29, 2006	July 30, 2005	July 31, 2004

Net income	$5,580	$5,741	$4,401
Other comprehensive income:
Change in unrealized gains and losses on investments, net of tax benefit (expense) of $57, $(61), and $42 in fiscal 2006, 2005, and 2004, respectively	(64)	(25)	(77)
Other	61	10	19
Other comprehensive income before minority interest	5,577	5,726	4,343
Change in minority interest	1	77	(84)
Total	$5,578	$5,803	$4,259

The Company consolidates its investment in a venture fund managed by SOFTBANK as it is the primary beneficiary as defined under FIN 46(R). As a result, the change in the unrealized gains and losses on the investments in the venture fund are recorded as a component of other comprehensive income and is reflected as a change in minority interest.

10. Employee Benefit Plans

Employee Stock Purchase Plan

The Company has an Employee Stock Purchase Plan, which includes its sub-plan, the International Employee Stock Purchase Plan (together, the “Purchase Plan”), under which 321.4 million shares of the Company’s stock have been reserved for issuance. Eligible employees may purchase a limited number of shares of the Company’s stock at a discount of up to 15% of the market value at either the subscription date or the purchase date, which is approximately six months after the subscription date. The Purchase Plan terminates on January 3, 2010. In fiscal 2006, 2005, and 2004, the shares issued under the Purchase Plan were 21 million, 19 million, and 26 million shares, respectively. At July 29, 2006, 99 million shares were available for issuance under the Purchase Plan.

Employee Stock Incentive Plans

Stock Incentive Plan Program Description As of July 29, 2006, the Company had four stock incentive plans: the 2005 Stock Incentive Plan (the “2005 Plan”), the 1996 Stock Incentive Plan (the “1996 Plan”), the 1997 Supplemental Stock Incentive Plan (the “Supplemental Plan”), and the Cisco Systems, Inc. SA Acquisition Long-Term Incentive Plan (the “Acquisition Plan”). The Company has, in connection with the acquisitions of various companies, assumed the stock incentive plans of the acquired companies or issued replacement share-based awards.

Share-based awards are designed to reward employees for their long-term contributions to the Company and provide incentives for them to remain with the Company. The number and frequency of share-based awards are based on competitive practices, operating results of the Company, and government regulations.

The maximum number of shares issuable over the term of the 2005 Plan is limited to 350 million shares. The 2005 Plan permits the granting of stock options, stock grants, stock units and stock appreciation rights to employees (including employee directors and officers) and consultants of the Company and its subsidiaries and affiliates, and nonemployee directors of the Company. Stock options granted under the 2005 Plan have an exercise price of at least 100% of the fair market value of the underlying stock on the grant date and expire no later than nine years from the grant date. The stock options will generally become exercisable for 20% of the option shares one year from the date of grant and then ratably over the following 48 months. The Compensation and Management Development Committee of the Board of Directors has the discretion to use a different vesting schedule. Stock appreciation rights may be awarded in combination with stock options or stock grants and such awards shall provide that the stock appreciation rights will not be exercisable unless the related stock options or stock grants are forfeited. Stock grants may be awarded in combination with nonstatutory stock options, and such awards may provide that the stock grants will be forfeited in the event that the related nonstatutory stock options are exercised.

The maximum number of shares issuable over the term of the 1996 Plan is limited to 2.5 billion shares. Stock options granted under the 1996 Plan have an exercise price equal of at least 100% of the fair market value of the underlying stock on the grant date and expire no later than nine years from the grant date. The stock options will generally become exercisable for 20% or 25% of the option shares one year from the date of grant and then ratably over the following 48 or 36 months, respectively. Certain other grants have utilized a 60-month ratable vesting schedule. In addition, the Board of Directors, or other committee administering the plan, has the discretion to use a different vesting schedule and has done so from time to time. Since the inception of the 1996 Plan, the Company has granted stock options to virtually all employees, and the majority has been granted to employees below the vice president level.

66 Cisco Systems, Inc.

Notes to Consolidated Financial Statements

In 1997, the Company adopted the Supplemental Plan, under which stock options can be granted or shares can be directly issued to eligible employees. Officers and members of the Company’s Board of Directors are not eligible to participate in the Supplemental Plan. Nine million shares have been reserved for issuance under the Supplemental Plan. All stock option grants have an exercise price equal to the fair market value of the underlying stock on the grant date. The Company no longer makes stock option grants or direct share issuances under the Supplemental Plan.

Effective upon completion of the Company’s acquisition of Scientific-Atlanta, the Company adopted the Acquisition Plan. The Acquisition Plan constitutes an assumption, amendment, restatement and renaming of the 2003 Long-Term Incentive Plan of Scientific-Atlanta. The Acquisition Plan permits the grant of stock options, stock grants, stock units and stock appreciation rights to certain employees of the Company and its subsidiaries and affiliates who had been employed by Scientific-Atlanta or its subsidiaries. An aggregate of 14.8 million shares of the Company’s common stock has been reserved for issuance under the Acquisition Plan on a discretionary basis, subject to limitations set forth in the Acquisition Plan.

Distribution and Dilutive Effect of Stock Options The following table illustrates the grant dilution and exercise dilution (in millions, except percentages):

Years Ended	July 29, 2006	July 30, 2005

Shares of common stock outstanding	6,059	6,331
Granted and assumed	230	244
Canceled/forfeited/expired	(84)	(65)
Net stock options granted	146	179
Grant dilution(1)	2.4%	2.8%
Exercised	136	93
Exercise dilution(2)	2.2%	1.5%

(1) The percentage for grant dilution is computed based on net stock options granted as a percentage of shares of common stock outstanding at the fiscal year end.

(2) The percentage for exercise dilution is computed based on stock options exercised as a percentage of shares of common stock outstanding at the fiscal year end.

Weighted-average basic and diluted shares outstanding for the year ended July 29, 2006 were 6.2 billion shares and 6.3 billion shares, respectively. Diluted shares outstanding include the dilutive effect of in-the-money options, which is calculated based on the average share price for each fiscal year using the treasury stock method. Under the treasury stock method, the amount that the employee must pay for exercising stock options, the amount of compensation cost for future service that the Company has not yet recognized, and the amount of tax benefits that would be recorded in additional paid-in capital when the award becomes deductible are assumed to be used to repurchase shares. In fiscal 2006, the dilutive effect of in-the-money employee stock options was approximately 117 million shares or 1.9% of the basic shares outstanding based on the Company’s average share price of $19.00.

The Named Executive Officers represent the Company’s Chief Executive Officer and the four other most highly paid executive officers whose salary and bonus for the years ended July 29, 2006 and July 30, 2005 were in excess of $100,000. The following table summarizes the options granted to the Named Executive Officers during the fiscal years indicated:

Years Ended	July 29, 2006	July 30, 2005

Stock options granted to the Named Executive Officers	3 million	4 million
Stock options granted to the Named Executive Officers as a percentage of net stock options granted	2.3%	2.2%
Stock options granted to the Named Executive Officers as a percentage of outstanding shares	0.05%	0.06%
Cumulative stock options held by Named Executive Officers as a percentage of total stock options outstanding	3.4%	4.1%

2006 Annual Report 67

Notes to Consolidated Financial Statements

General Share-Based Award Information A summary of share-based award activity is as follows (in millions, except per-share amounts):

		STOCK OPTIONS OUTSTANDING
	Share-Based Awards Available for Grant	Number Outstanding	Weighted- Average Exercise Price Per Share
BALANCE AT JULY 26, 2003	526	1,303	$25.29
Granted and assumed	(195)	195	20.00
Exercised	—	(96)	10.03
Canceled/forfeited/expired	52	(52)	32.33
Additional shares reserved	7	—	—
BALANCE AT JULY 31, 2004	390	1,350	25.34
Granted and assumed	(244)	244	18.70
Exercised	—	(93)	8.44
Canceled/forfeited/expired	63	(65)	31.63
Additional shares reserved	14	—	—
BALANCE AT JULY 30, 2005	223	1,436	25.02
Granted and assumed	(230)	230	18.21
Exercised	—	(136)	10.08
Canceled/forfeited/expired	79	(84)	29.53
Restricted stock granted	(6)	—	—
Additional shares reserved	398	—	—
BALANCE AT JULY 29, 2006	464	1,446	$25.08

The total pretax intrinsic value of stock options exercised during fiscal 2006 was $1.3 billion. The following table summarizes significant ranges of outstanding and exercisable options as of July 29, 2006 (in millions, except years and per-share amounts):

	STOCK OPTIONS OUTSTANDING				STOCK OPTIONS EXERCISABLE
Range of Exercise Prices	Number Outstanding	Weighted- Average Remaining Contractual Life (in Years)	Weighted- Average Exercise Price Per Share	Aggregate Intrinsic Value	Number Exercisable	Weighted- Average Exercise Price Per Share	Aggregate Intrinsic Value
$ 0.01 – 13.04	198	3.90	$10.92	$1,420	152	$10.89	$1,072
13.05 – 17.70	182	4.73	15.90	397	146	15.80	334
17.71 – 18.57	222	6.98	18.05	36	62	18.48	2
18.58 – 19.31	181	7.08	19.14	—	64	19.13	—
19.32 – 20.53	204	5.77	19.86	—	124	19.98	—
20.54 – 38.06	187	3.67	26.08	—	149	27.13	—
38.07 – 72.56	272	2.89	54.39	—	272	54.40	—
Total	1,446	4.92	$25.08	$1,853	969	$28.53	$1,408

The aggregate intrinsic value in the preceding table represents the total pretax intrinsic value based on stock options with an exercise price less than the Company’s closing stock price of $18.08 as of July 29, 2006, which would have been received by the option holders had those option holders exercised their options as of that date. The total number of in-the-money stock options exercisable as of July 29, 2006 was 303 million. As of July 30, 2005, 906 million outstanding stock options were exercisable and the weighted-average exercise price was $28.80.

68 Cisco Systems, Inc.

Notes to Consolidated Financial Statements

The following table presents the option exercises for the year ended July 29, 2006, and option values as of that date for the Named Executive Officers (in millions):

			NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS AT JULY 29, 2006		INTRINSIC VALUE OF UNEXERCISED IN-THE-MONEY OPTIONS AT JULY 29, 2006
	Number of Shares Acquired on Exercise	Value Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Named Executive Officers	7	$88	39	10	$52	$8

Valuation and Expense Information Under SFAS 123(R) On July 31, 2005, the Company adopted SFAS 123(R), which requires the measurement and recognition of compensation expense for all share-based payment awards made to the Company’s employees and directors including employee stock options and employee stock purchases based on estimated fair values. Stock-based compensation expense related to employee stock options and employee stock purchases under SFAS 123(R) for fiscal 2006 was allocated as follows (in millions except per-share amounts):

Amount
Cost of sales—product	$50
Cost of sales—service	112
Stock-based compensation expense included in cost of sales	162

Research and development	346
Sales and marketing	427
General and administrative	115
Stock-based compensation expense included in operating expenses	888

Total stock-based compensation expense related to employee stock options and employee stock purchases	1,050
Tax benefit	(294)
Stock-based compensation expense related to employee stock options and employee stock purchases, net of tax	$756
Effect of SFAS 123(R) on basic earnings per share	$0.12
Effect of SFAS 123(R) on diluted earnings per share	$0.12

Stock-based compensation expense of $87 million related to acquisitions and investments for fiscal 2006 is disclosed in Note 3 and is not included in the above table. There was no stock-based compensation expense recognized for fiscal 2005 and 2004 other than as related to acquisitions and investments. As of July 29, 2006, total compensation cost related to nonvested share-based awards not yet recognized was $2.0 billion, including stock-based compensation relating to acquisition and investments, which is expected to be recognized over the next 39 months on a weighted-average basis.

2006 Annual Report 69

Notes to Consolidated Financial Statements

The table below reflects net income and diluted net income per share for fiscal 2006 compared with the pro forma information for fiscal 2005 and 2004 (in millions except per-share amounts):

Years Ended	July 29, 2006	July 30, 2005	July 31, 2004
Net income—as reported for prior fiscal years(1)	N/A	$ 5,741	$ 4,401
Stock-based compensation expense related to employee stock options and employee stock purchases	$(1,050)	(1,628)	(2,025)
Tax benefit	$294	594	810
Stock-based compensation expense related to employee stock options and employee stock purchases, net of tax(2)	$ (756)	(1,034)	(1,215)
Net income, including the effect of stock-based compensation expense(3)	$ 5,580	$ 4,707	$ 3,186
Diluted net income per share—as reported for prior fiscal years(1)	N/A	$ 0.87	$ 0.62
Diluted net income per share, including the effect of stock-based compensation expense(3)	$ 0.89	$ 0.71	$ 0.45

(1) Net income and net income per share prior to fiscal 2006 did not include stock-based compensation expense related to employee stock options and employee stock purchases under SFAS 123 because the Company did not adopt the recognition provisions of SFAS 123.

(2) Stock-based compensation expense prior to fiscal 2006 is calculated based on the pro forma application of SFAS 123.

(3) Net income and net income per share prior to fiscal 2006 represents pro forma information based on SFAS 123.

The tax benefit in the table above includes the effect of U.S. tax regulations effective in fiscal 2005 that require intercompany reimbursement of certain stock-based compensation expenses. Upon adoption of SFAS 123(R), the Company began estimating the value of employee stock options and employee stock purchases on the date of grant using a lattice-binomial model. Prior to the adoption of SFAS 123(R), the value of each employee stock option and employee stock purchase was estimated on the date of grant using the Black-Scholes model for the purpose of the pro forma financial information required in accordance with SFAS 123.

The Company’s employee stock options have various restrictions including vesting provisions and restrictions on transfer and hedging, among others, and are often exercised prior to their contractual maturity. Lattice-binomial models are more capable of incorporating the features of the Company’s employee stock options than closed-form models such as the Black-Scholes model. The use of a lattice-binomial model requires extensive actual employee exercise behavior data and a number of complex assumptions including expected volatility, risk-free interest rate, expected dividends, kurtosis, and skewness. The weighted-average estimated values of employee stock options granted and employee stock purchases during fiscal 2006 were $5.15 and $4.66 per share, respectively, using the lattice-binomial model with the following weighted-average assumptions:

	Employee Stock Option Plans	Employee Stock Purchase Plan

Expected volatility	23.7%	27.5%
Risk-free interest rate	4.3%	3.4%
Expected dividend	0.0%	0.0%
Kurtosis	4.3	N/A
Skewness	(0.62)	N/A

The Company used the implied volatility for two-year traded options on the Company’s stock as the expected volatility assumption required in the lattice-binomial model, consistent with SFAS 123(R) and SAB 107. Prior to fiscal 2006, the Company had used its historical stock price volatility in accordance with SFAS 123 for purposes of its pro forma information. The selection of the implied volatility approach was based upon the availability of actively traded options on the Company’s stock and the Company’s assessment that implied volatility is more representative of future stock price trends than historical volatility.

The risk-free interest rate assumption is based upon observed interest rates appropriate for the term of the Company’s employee stock options. The dividend yield assumption is based on the history and expectation of dividend payouts. The estimated kurtosis and skewness are technical measures of the distribution of stock price returns, which affect expected employee exercise behaviors that are based on the Company’s stock price return history as well as consideration of academic analyses.

70 Cisco Systems, Inc.

Notes to Consolidated Financial Statements

The expected life of employee stock options represents the weighted-average period the stock options are expected to remain outstanding and is a derived output of the lattice-binomial model. The expected life of employee stock options is impacted by all of the underlying assumptions and calibration of the Company’s model. The lattice-binomial model assumes that employees’ exercise behavior is a function of the option’s remaining vested life and the extent to which the option is in-the-money. The lattice-binomial model estimates the probability of exercise as a function of these two variables based on the entire history of exercises and cancellations on all past option grants made by the Company. The expected life for option grants made during fiscal 2006 derived from the lattice-binomial model was 6.6 years.

Because stock-based compensation expense recognized in the Consolidated Statement of Operations for fiscal 2006 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on historical experience and the Company expects forfeitures to be 3% annually. In the Company’s pro forma information required under SFAS 123 for the periods prior to fiscal 2006, the Company accounted for forfeitures as they occurred.

Pro Forma Information Under SFAS 123 for Fiscal Years Prior to 2006 Pro forma information regarding option grants made to the Company’s employees and directors and employee stock purchases is as follows (in millions, except per-share amounts):

Years Ended	July 30, 2005	July 31, 2004
Net income—as reported	$ 5,741	$ 4,401
Stock-based compensation expense	(1,628)	(2,025)
Tax benefit	594	810
Stock-based compensation expense, net of tax	(1,034)	(1,215)
Net income—pro forma	$ 4,707	$ 3,186
Basic net income per share—as reported	$ 0.88	$ 0.64
Diluted net income per share—as reported	$ 0.87	$ 0.62
Basic net income per share—pro forma	$ 0.73	$ 0.47
Diluted net income per share—pro forma	$ 0.71	$ 0.45

The weighted-average estimated value of employee stock options granted during fiscal 2005 and fiscal 2004 were $6.19 and $8.77, respectively, using the Black-Scholes model with the following weighted-average assumptions:

	EMPLOYEE STOCK OPTION PLANS		EMPLOYEE STOCK PURCHASE PLAN
	July 30, 2005	July 31, 2004	July 30, 2005	July 31, 2004
Expected volatility	39.6%	40.0%	33.2%	43.2%
Risk-free interest rate	3.6%	3.9%	2.0%	2.8%
Expected dividend	0.0%	0.0%	0.0%	0.0%
Expected life (in years)	3.3	5.6	0.6	1.9

Prior to fiscal 2006, the Company used an option-pricing model to indirectly estimate the expected life of the stock options. The expected life and expected volatility of the stock options were based upon historical and other economic data trended into the future. Forfeitures of employee stock options were accounted for on an as-incurred basis.

2006 Annual Report 71

Notes to Consolidated Financial Statements

Accuracy of Fair Value Estimates The Company uses third-party analyses to assist in developing the assumptions used in, as well as calibrating, its lattice-binomial model. The Company is responsible for determining the assumptions used in estimating the fair value of its share-based payment awards.

The Company’s determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by the Company’s stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to the Company’s expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors. Option-pricing models were developed for use in estimating the value of traded options that have no vesting or hedging restrictions and are fully transferable. Because the Company’s employee stock options have certain characteristics that are significantly different from traded options, and because changes in the subjective assumptions can materially affect the estimated value, in management’s opinion, the existing valuation models may not provide an accurate measure of the fair value of the Company’s employee stock options. Although the fair value of employee stock options is determined in accordance with SFAS 123(R) and SAB 107 using an option-pricing model, that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction.

Employee 401(k) Plans

The Company sponsors the Cisco Systems, Inc. 401(k) Plan (the “Plan”) to provide retirement benefits for its employees. As allowed under Section 401(k) of the Internal Revenue Code, the Plan provides tax-deferred salary contributions for eligible employees. The Plan allows employees to contribute from 1% to 25% of their annual compensation to the Plan on a pretax and after-tax basis. Employee contributions are limited to a maximum annual amount as set periodically by the Internal Revenue Code. The Company matches pretax employee contributions up to 50% of the first 6% of eligible earnings that are contributed by employees. Therefore, the maximum matching contribution that the Company may allocate to each participant’s account will not exceed $6,600 for the 2006 calendar year due to the $220,000 annual limit on eligible earnings imposed by the Internal Revenue Code. All matching contributions vest immediately. The Company’s matching contributions to the Plan totaled $96 million, $84 million, and $81 million in fiscal 2006, 2005, and 2004, respectively.

The Plan allows employees who meet the age requirements and reach the Plan contribution limits to make a catch-up contribution not to exceed the lesser of 50% of their eligible compensation or the limit set forth in the Internal Revenue Code. The catch-up contributions are not eligible for matching contributions. In addition, the Plan provides for discretionary profit-sharing contributions as determined by the Board of Directors. Such contributions to the Plan are allocated among eligible participants in the proportion of their salaries to the total salaries of all participants. There were no discretionary profit-sharing contributions made in fiscal 2006, 2005, or 2004.

The Company also has other 401(k) plans that it sponsors. These plans arose from acquisitions of other companies and the Company’s contributions to these plans were not material to the Company on either an individual or aggregate basis for any of the fiscal years presented.

Defined Benefit and Deferred Compensation Plans Assumed from Scientific-Atlanta

Upon completion of the acquisition of Scientific-Atlanta, the Company assumed certain defined benefit plans related to employee pensions and other post-employment benefits. Scientific-Atlanta had a defined benefit pension plan covering substantially all of its domestic employees and defined benefit pension plans covering certain international employees (collectively, the “Pension Plans”); a restoration retirement plan for certain domestic employees (the “Restoration Plan”); supplemental executive retirement plans for certain key officers (“SERPs”); and subsidized health care and life insurance benefits for eligible retirees (“Retiree Medical and Life Plans”). The fair value of the liabilities of these plans was determined at the July 29, 2006 measurement date. The fair value determination of the liabilities reflects the Company’s intent to integrate the Scientific-Atlanta employee benefit programs with those of the Company. As a result, no additional benefits will be accrued under the Pension Plans, the Restoration Plan, and the SERPs after February 2008.

The following table sets forth projected benefit obligations, plan assets, and amounts recorded in other long-term liabilities as of July 29, 2006, using July 29, 2006 as a measurement date for all actuarial calculations of asset and liability values and significant actuarial assumptions (in millions):

	Pension Plans	Restoration Plan	SERPs	Total
Projected benefit obligations	$ 146	$ 9	$ 59	$ 214
Fair value of plan assets	(95)	—	—	(95)
Accrued benefit liability	$ 51	$ 9	$ 59	$ 119

72 Cisco Systems, Inc.

Notes to Consolidated Financial Statements

The accumulated benefit obligations under these plans were $199 million as of July 29, 2006 and represent the total benefits earned by active and retired employees discounted at an assumed interest rate. Earned benefits for active employees are based on their current pay and service. The accumulated post-retirement benefit obligations of the Retiree Medical and Life Plans were $12 million as of July 29, 2006 and are unfunded. Significant weighted-average actuarial assumptions for each plan were as follows:

	Pension Plans	Restoration Plan	SERPs	Retiree Medical and Life Plans
Discount rate	5.9%	5.9%	6.4%	6.2%
Rate of compensation increase	5.0%	5.0%	5.0%	N/A

The Company’s expected return on plan assets for the Pension Plans is 8.0%. To determine the expected long-term rate of return on the assets for the Pension Plans, the Company considered the historical and expected returns on the plan assets, as well as the current and expected allocation of the plan assets. Plan assets are invested in publicly traded equity securities, fixed income securities, and cash and cash equivalents. The equity portfolio is diversified between domestic growth, value and index components, and an international investment component. The fixed income portfolio is managed by utilizing intermediate-term instruments of high credit quality. The Company’s periodic pension cost related to the defined benefit pension plans and post retirement benefits was not material for fiscal 2006. The Company was not required to make any contributions to these plans during fiscal 2006. The Company also assumed deferred compensation plans for certain employees and directors of Scientific-Atlanta. As of July 29, 2006, the deferred compensation liability under these plans was approximately $100 million and was recorded in other long-term liabilities.

11. Income Taxes

The provision for income taxes consists of the following (in millions):

Years Ended	July 29, 2006	July 30, 2005	July 31, 2004
Federal:
Current	$1,877	$1,340	$ 968
Deferred	(292)	497	469
	1,585	1,837	1,437
State:
Current	215	496	230
Deferred	(20)	(292)	(19)
	195	204	211
Foreign:
Current	304	404	274
Deferred	(31)	(150)	102
	273	254	376
Total	$2,053	$2,295	$2,024

The Company paid income taxes of $1.642 billion, $1.266 billion, and $644 million in fiscal 2006, 2005, and 2004, respectively. Income before provision for income taxes consists of the following (in millions):

Years Ended	July 29, 2006	July 30, 2005	July 31, 2004
United States	$2,685	$7,028	$2,743
International	4,948	1,008	4,249
Total	$7,633	$8,036	$6,992

2006 Annual Report 73

Notes to Consolidated Financial Statements

The items accounting for the difference between income taxes computed at the federal statutory rate and the provision for income taxes consists of the following:

Years Ended	July 29, 2006	July 30, 2005	July 31, 2004
Federal statutory rate	35.0%	35.0%	35.0%
Effect of:
State taxes, net of federal tax benefit	1.8	1.8	1.8
Foreign income at other than U.S. rates	(8.7)	(6.7)	(8.3)
Tax audit settlement	(1.6)	(1.4)	—
Other, net	0.4	(0.1)	0.4
Total	26.9%	28.6%	28.9%

The tax provision rate for fiscal 2006 included a benefit of approximately $124 million from the favorable settlement of a tax audit in a foreign jurisdiction. During the fourth quarter of fiscal 2005, the Internal Revenue Service completed its examination of the Company’s federal income tax returns for the fiscal years ended July 25, 1998 through July 28, 2001. Based on the results of the examination, the Company has decreased previously recorded tax reserves by approximately $110 million and decreased income tax expense by a corresponding amount. This decrease to the provision for income taxes was offset by increases to the provision for income taxes of $57 million related to a fourth quarter fiscal 2005 intercompany restructuring of certain of the Company’s foreign operations and $70 million related to the effect of U.S. tax regulations effective in fiscal 2005 that require intercompany reimbursement of certain stock-based compensation expenses.

U.S. income taxes and foreign withholding taxes associated with the repatriation of earnings of foreign subsidiaries were not provided for on a cumulative total of $11.1 billion of undistributed earnings for certain foreign subsidiaries. The Company intends to reinvest these earnings indefinitely in its foreign subsidiaries. If these earnings were distributed to the United States in the form of dividends or otherwise, or if the shares of the relevant foreign subsidiaries were sold or otherwise transferred, the Company would be subject to additional U.S. income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes. Determination of the amount of unrecognized deferred income tax liability related to these earnings is not practicable.

As a result of certain employment and capital investment actions and commitments, the Company’s income in certain countries is subject to reduced tax rates, and in some cases is wholly exempt from tax. These tax incentives expire in whole or in part at various times through fiscal 2025.

The following table presents the breakdown between current and noncurrent net deferred tax assets (in millions):

	July 29, 2006	July 30, 2005
Current	$ 1,604	$ 1,475
Noncurrent	915	1,308
Total	$ 2,519	$ 2,783

As of July 29, 2006, the noncurrent net deferred tax assets in the table above consist of $983 million of noncurrent net deferred tax assets included in other assets and $68 million of foreign noncurrent deferred tax liabilities included in other long-term liabilities.

74 Cisco Systems, Inc.

Notes to Consolidated Financial Statements

The components of the deferred tax assets and liabilities are as follows (in millions):

	July 29, 2006	July 30, 2005
ASSETS
Allowance for doubtful accounts and returns	$ 290	$ 264
Sales-type and direct-financing leases	104	104
Inventory allowances and capitalization	224	239
Investment provisions	273	313
In-process R&D, goodwill, and purchased intangible assets	473	501
Deferred revenue	825	770
Credits and net operating loss carryforwards	526	571
SFAS 123(R) stock-based compensation expense	326	—
Other	652	620
Gross deferred tax assets	3,693	3,382
Valuation allowance	(45)	(85)
Total deferred tax assets	3,648	3,297
LIABILITIES
Purchased intangible assets	(695)	(189)
Unremitted earnings of foreign subsidiaries	(100)	—
Unrealized gains on investments	(104)	(161)
Depreciation	(185)	(153)
Other	(45)	(11)
Total deferred tax liabilities	(1,129)	(514)
Total net deferred tax assets	$2,519	$2,783

Certain reclassifications have been made to the fiscal 2005 balances for certain components of deferred tax assets and liabilities in order to conform to the current year’s presentation.

The valuation allowance decreased from $85 million at July 30, 2005 to $45 million at July 29, 2006. Of the $45 million valuation allowance, $6 million is attributable to acquired deferred tax assets of acquisitions for which any subsequent reduction of this valuation allowance would be applied first to reduce goodwill and then intangible assets of the acquired entity.

As of July 29, 2006, the Company’s federal and state net operating loss carryforwards for income tax purposes were $190 million and $2.0 billion, respectively. If not utilized, the federal net operating loss carryforwards will begin to expire in fiscal 2019, and the state net operating loss carryforwards will begin to expire in fiscal 2007. As of July 29, 2006, the Company’s federal and state tax credit carryforwards for income tax purposes were approximately $9 million and $543 million, respectively. If not utilized, the federal and state tax credit carryforwards will begin to expire in fiscal 2009.

The Company’s income taxes payable for federal, state, and foreign purposes have been reduced by the tax benefits from employee stock options. The Company receives an income tax benefit calculated as the difference between the fair market value of the stock issued at the time of exercise and the option price, tax effected. The net tax benefits from employee stock option transactions were $454 million, $35 million, and $537 million for fiscal 2006, 2005, and 2004, respectively, and were reflected as an increase to additional paid-in capital in the Consolidated Statements of Shareholders’ Equity.

The Company’s federal income tax returns for fiscal years ended July 27, 2002 through July 31, 2004 are under examination by the Internal Revenue Service. The Company believes that adequate amounts have been reserved for any adjustments which may ultimately result from these examinations.

On October 22, 2004, the American Jobs Creation Act of 2004 (the “Jobs Creation Act”) was signed into law. The Jobs Creation Act created a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad by providing an 85 percent dividends received deduction for certain dividends from controlled foreign corporations. In fiscal 2006, the Company distributed cash from its foreign subsidiaries and will report an extraordinary dividend (as defined in the Jobs Creation Act) of $1.2 billion and a related tax liability of approximately $63 million in its fiscal 2006 federal income tax return. This amount was previously provided for in the provision for income taxes and is included in income taxes payable. This distribution does not change the Company’s intention to indefinitely reinvest undistributed earnings of certain of its foreign subsidiaries in operations outside the United States.

2006 Annual Report 75

Notes to Consolidated Financial Statements

12. Segment Information and Major Customers

The Company’s operations involve the design, development, manufacturing, marketing, and technical support of networking and other products and services related to the communications and other information technology industry. Cisco products include routers, switches, advanced technologies, and other products. These products, primarily integrated by Cisco IOS Software, link geographically dispersed local-area networks (LANs) and wide-area networks (WANs).

The Company conducts business globally and is managed geographically. The Company’s management makes financial decisions and allocates resources based on the information it receives from its internal management system. Sales are attributed to a geographic theater based on the ordering location of the customer. The Company does not allocate research and development, sales and marketing, or general and administrative expenses to its geographic theaters in this internal management system because management does not currently use the information to measure the performance of the operating segments. As a result of organizational changes, beginning in fiscal 2006, the Company’s reportable segments were changed to the following theaters: United States and Canada; European Markets; Emerging Markets; Asia Pacific; and Japan, and the Company has recast the geographic theater data for the prior fiscal years to reflect this change in reportable segments to conform to the current year’s presentation. Prior to fiscal 2006, the Company had four reportable segments: the Americas; Europe, the Middle East, and Africa (EMEA); Asia Pacific; and Japan.

Summarized financial information by theater for fiscal 2006, 2005, and 2004, based on the Company’s internal management system, is as follows (in millions):

Years Ended	July 29, 2006	July 30, 2005	July 31, 2004
Net sales:
United States and Canada	$15,785	$ 13,298	$ 11,631
European Markets	6,079	5,692	5,278
Emerging Markets	2,476	1,805	1,450
Asia Pacific	2,853	2,486	2,230
Japan	1,291	1,520	1,456
Total	$28,484	$ 24,801	$ 22,045
Gross margin:
United States and Canada	$10,234	$ 8,784	$ 7,838
European Markets	4,057	3,916	3,661
Emerging Markets	1,682	1,267	1,019
Asia Pacific	1,861	1,671	1,532
Japan	913	1,033	1,076
Total	$18,747	$ 16,671	$ 15,126

Net sales in the United States were $15.0 billion, $12.7 billion, and $11.2 billion for fiscal 2006, 2005, and 2004, respectively. The following table presents net sales for groups of similar products and services (in millions):

Years Ended	July 29, 2006	July 30, 2005	July 31, 2004
Net sales:
Routers	$ 6,005	$ 5,498	$ 5,406
Switches	10,833	9,950	8,838
Advanced technologies	6,228	4,634	3,530
Other	851	771	776
Product	23,917	20,853	18,550
Service	4,567	3,948	3,495
Total	$28,484	$24,801	$22,045

The Company refers to some of its products and technologies as advanced technologies. As of July 29, 2006, the Company had identified nine advanced technologies for particular focus: application networking services, home networking, hosted small-business systems, optical networking, security, storage area networking, unified communications, video systems, and wireless technology. The Company continues to identify additional advanced technologies for focus and investment in the future, and the Company’s investments in some previously identified advanced technologies may be curtailed or eliminated depending on market developments. Certain reclassifications have been made to the fiscal 2005 and 2004 balances in order to conform to the current year’s presentation.

76 Cisco Systems, Inc.

Notes to Consolidated Financial Statements

The majority of the Company’s assets as of July 29, 2006 and July 30, 2005 were attributable to its U.S. operations. In fiscal 2006, 2005, and 2004, no single customer accounted for 10% or more of the Company’s net sales. Property and equipment information is based on the physical location of the assets. The following table presents property and equipment information for geographic areas (in millions):

	July 29, 2006	July 30, 2005	July 31, 2004
Property and equipment, net:
United States	$3,082	$2,959	$2,919
International	358	361	371
Total	$3,440	$3,320	$3,290

13. Net Income per Share
The following table presents the calculation of basic and diluted net income per share (in millions, except per-share amounts):

Years Ended	July 29, 2006	July 30, 2005	July 31, 2004
Income before cumulative effect of accounting change	$5,580	$5,741	$4,968
Cumulative effect of accounting change, net of tax	—	—	(567)
Net income	$5,580	$5,741	$4,401
Weighted-average shares—basic	6,158	6,487	6,840
Effect of dilutive potential common shares	114	125	217
Weighted-average shares—diluted	6,272	6,612	7,057
Income per share before cumulative effect of accounting change:
Basic	$ 0.91	$ 0.88	$ 0.73
Diluted	$ 0.89	$ 0.87	$ 0.70
Per-share amount of cumulative effect of accounting change:
Basic	$ —	$ —	$ 0.09
Diluted	$ —	$ —	$ 0.08
Net income per share:
Basic	$ 0.91	$ 0.88	$ 0.64
Diluted	$ 0.89	$ 0.87	$ 0.62

Dilutive potential common shares consist primarily of employee stock options and restricted common stock. Employee stock options to purchase approximately 1.0 billion, 847 million, and 469 million shares in fiscal 2006, 2005, and 2004, respectively, were outstanding, but were not included in the computation of diluted earnings per share because the effect would have been antidilutive.

2006 Annual Report 77

Notes to Consolidated Financial Statements

14. Subsequent Events

Acquisition of Meetinghouse Data Communications, Inc.

As of July 29, 2006, the Company announced a definitive agreement to acquire privately held Meetinghouse Data Communications, Inc. The aggregate announced purchase price for this acquisition was approximately $44 million in cash. The acquisition closed in the first quarter of fiscal 2007.

Investment in Nuova Systems, Inc.

In the first quarter of fiscal 2007, the Company made an investment in Nuova Systems, Inc. (“Nuova Systems”), which conducts research and development on data center-related products. As a result of this investment, the Company owns approximately 80% of Nuova Systems and will consolidate the results of Nuova Systems in the Company’s Consolidated Financial Statements beginning in the first quarter of fiscal 2007. This investment includes $50 million of funding and a license to certain of the Company’s technology. In addition, upon the occurrence of certain events, the Company has committed up to an additional $42 million of funding to Nuova Systems beginning in the second quarter of fiscal 2008.

In connection with this investment, the Company and Nuova Systems have entered into a call option agreement that provides the Company with the right to purchase the remaining interests of approximately 20% in Nuova Systems. If exercised by the Company, the call option provides that the minority interest holders would be eligible to receive two milestone payments based on a revenue formula set forth in the call option agreement. The amounts due under the milestone payments will be recognized by the Company when it is determined that the exercise of the call option is probable and payments will be made. These amounts will be recorded as compensation expense based on an estimate of the fair value of the amounts earned by the minority interest holders pursuant to a vesting schedule. If the Company exercises the call option, the potential amounts that would be paid on the milestone dates would be a minimum of $10 million and a maximum of $578 million, beginning in fiscal 2008 and ending in fiscal 2009.

78 Cisco Systems, Inc.

Supplementary Financial Data (Unaudited)

(in millions, except per-share amounts)

Quarters Ended	July 29, 2006	Apr. 29, 2006	Jan. 28, 2006	Oct. 29, 2005	July 30, 2005	Apr. 30, 2005	Jan. 29, 2005	Oct. 30, 2004
Net sales	$ 7,984	$ 7,322	$ 6,628	$ 6,550	$ 6,581	$ 6,187	$ 6,062	$ 5,971
Gross margin	$ 5,145	$ 4,726	$ 4,466	$ 4,410	$ 4,468	$ 4,135	$ 4,053	$ 4,015
Net income(1)	$ 1,544	$ 1,400	$ 1,375	$ 1,261	$ 1,540	$ 1,405	$ 1,400	$ 1,396
Net income per share—basic	$ 0.25	$ 0.23	$ 0.22	$ 0.20	$ 0.24	$ 0.22	$ 0.21	$ 0.21
Net income per share—diluted	$ 0.25	$ 0.22	$ 0.22	$ 0.20	$ 0.24	$ 0.21	$ 0.21	$ 0.21
Cash and cash equivalents and investments	$ 17,814	$ 18,183	$ 14,989	$ 13,490	$16,055	$16,149	$16,525	$17,727

(1) Net income for the first quarter of fiscal 2006 included stock-based compensation expense under SFAS 123(R) of $253 million, net of tax, which consisted of stock-based compensation expense of $228 million, net of tax, related to employee stock options and employee stock purchases and stock-based compensation expense of $25 million, net of tax, related to acquisitions and investments. Net income for the first quarter of fiscal 2005 included stock-based compensation expense of $38 million, net of tax, related to acquisitions and investments.

Net income for the second quarter of fiscal 2006 included stock-based compensation expense under SFAS 123(R) of $210 million, net of tax, which consisted of stock-based compensation expense of $188 million, net of tax, related to employee stock options and employee stock purchases and stock-based compensation expense of $22 million, net of tax, related to acquisitions and investments. Net income for the second quarter of fiscal 2005 included stock-based compensation expense of $34 million, net of tax, related to acquisitions and investments.

Net income for the third quarter of fiscal 2006 included stock-based compensation expense under SFAS 123(R) of $209 million, net of tax, which consisted of stock-based compensation expense of $188 million, net of tax, related to employee stock options and employee stock purchases and stock-based compensation expense of $21 million, net of tax, related to acquisitions and investments. Net income for the third quarter of fiscal 2005 included stock-based compensation expense of $43 million, net of tax, related to acquisitions and investments.

Net income for the fourth quarter of fiscal 2006 included stock-based compensation expense under SFAS 123(R) of $164 million, net of tax, which consisted of stock-based compensation expense of $152 million, net of tax, related to employee stock options and employee stock purchases and stock-based compensation expense of $12 million, net of tax, related to acquisitions and investments. Net income for the fourth quarter of fiscal 2005 included stock-based compensation expense of $34 million, net of tax, related to acquisitions and investments.

There was no stock-based compensation expense related to employee stock options and employee stock purchases under SFAS 123 in fiscal 2005 because the Company did not adopt the recognition provisions of SFAS 123.

Stock Market Information

Cisco common stock is traded on the NASDAQ Global Select Market under the symbol CSCO. The following table lists the high and low sales prices for each period indicated:

	2006		2005
Fiscal	High	Low	High	Low
First quarter	$ 19.74	$ 16.83	$ 21.24	$ 17.53
Second quarter	$ 19.43	$ 16.87	$ 20.35	$ 17.41
Third quarter	$ 22.00	$ 17.82	$ 18.80	$ 17.01
Fourth quarter	$ 22.00	$ 17.45	$ 20.25	$ 17.16

The Company has never paid cash dividends on its common stock and has no present plans to do so. There were 77,991 registered shareholders as of September 8, 2006.

2006 Annual Report 79