Form 10-K, Exhibit 13
period 2009-07-25
CISCO SYSTEMS INC
filed 2009-09-11
CIK 858877

Reports of Management

Exhibit 13.1

Statement of Management’s Responsibility

Cisco’s management has always assumed full accountability for maintaining compliance with our established financial accounting policies and for reporting our results with objectivity and the highest degree of integrity. It is critical for investors and other users of the Consolidated Financial Statements to have confidence that the financial information that we provide is timely, complete, relevant, and accurate. Management is responsible for the fair presentation of Cisco’s Consolidated Financial Statements, prepared in accordance with accounting principles generally accepted in the United States of America, and has full responsibility for their integrity and accuracy.

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

Management (with the participation of the principal executive officer and principal financial officer) conducted an evaluation of the effectiveness of Cisco’s internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that Cisco’s internal control over financial reporting was effective as of July 25, 2009. PricewaterhouseCoopers LLP, an independent registered public accounting firm, has audited the effectiveness of Cisco’s internal control over financial reporting and has issued a report on Cisco’s internal control over financial reporting, which is included in their report on the following page.

John T. Chambers	Frank A. Calderoni
Chairman and Chief Executive Officer	Executive Vice President and Chief Financial Officer
September 10, 2009	September 10, 2009

2009 Annual Report  5

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Cisco Systems, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareholders’ equity and of cash flows appearing on pages 39 to 42 present fairly, in all material respects, the financial position of Cisco Systems, Inc. and its subsidiaries at July 25, 2009 and July 26, 2008, and the results of their operations and their cash flows for each of the three years in the period ended July 25, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of July 25, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 2 to the consolidated financial statements, the Company adopted new accounting rules for other-than-temporary impairments of debt securities in 2009, and for uncertain tax positions in 2008.

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

San Jose, California

September 10, 2009

6  Cisco Systems, Inc.

Selected Financial Data

Five Years Ended July 25, 2009 (in millions, except per-share amounts)

The following selected financial data should be read in conjunction with the Consolidated Financial Statements and related notes which appear on pages 39 to 76 of this Annual Report:

	July 25, 2009	July 26, 2008	July 28, 2007	July 29, 2006	July 30, 2005
Net sales	$36,117	$39,540	$34,922	$28,484	$24,801
Net income	$6,134	$8,052	$7,333	$5,580	$5,741
Net income per share—basic	$1.05	$1.35	$1.21	$0.91	$0.88
Net income per share—diluted	$1.05	$1.31	$1.17	$0.89	$0.87
Shares used in per-share calculation—basic	5,828	5,986	6,055	6,158	6,487
Shares used in per-share calculation—diluted	5,857	6,163	6,265	6,272	6,612
Cash and cash equivalents and investments	$35,001	$26,235	$22,266	$17,814	$16,055
Total assets	$68,128	$58,734	$53,340	$43,315	$33,883
Long-term debt	$10,295	$6,393	$6,408	$6,332	$—

Net income for fiscal 2009, 2008, 2007, and 2006 included share-based compensation expense of $915 million, $750 million, $617 million, and $836 million, net of tax, during the respective years. There was no employee share-based compensation expense recognized in fiscal 2005 due to the application of recognition principles provided by a previous accounting standard in effect for periods prior to fiscal 2006. See Note 13 to the Consolidated Financial Statements. The effects of the acquisition of Scientific-Atlanta, Inc. (“Scientific-Atlanta”) in February 2006 are reflected in the above selected financial data since that date.

2009 Annual Report  7

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements

The Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements regarding future events and our future results that are subject to the safe harbors created under the Securities Act of 1933 (the “Securities Act”) and the Securities Exchange Act of 1934 (the “Exchange Act”). All statements other than statements of historical facts are statements that could be deemed forward-looking statements. These statements are based on current expectations, estimates, forecasts, and projections about the industries in which we operate and the beliefs and assumptions of our management. Words such as “expects,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “continues,” “endeavors,” “strives,” “may,” variations of such words and similar expressions are intended to identify such forward-looking statements. In addition, any statements that refer to projections of our future financial performance, our anticipated growth and trends in our businesses, and other characterizations of future events or circumstances are forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and are subject to risks, uncertainties, and assumptions that are difficult to predict, including those identified below, as well as on the inside back cover of this Annual Report to Shareholders and under “Part I, Item 1A. Risk Factors,” and elsewhere in our Annual Report on Form 10-K. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. We undertake no obligation to revise or update any forward-looking statements for any reason.

Overview

We sell IP-based networking and other products and services related to the communications and IT industry. Our products and services are designed to address a wide range of customers’ business needs, including improving productivity, reducing costs, and gaining a competitive advantage. In addition, they are designed to help customers build their own network infrastructures that support tools and applications that allow them to communicate with key stakeholders, including customers, prospects, business partners, suppliers, and employees. We focus on delivering networking products and solutions that simplify and secure customers’ network infrastructures. We conduct our business globally and are managed geographically in five segments: United States and Canada, European Markets, Emerging Markets, Asia Pacific, and Japan. Our product offerings fall into the following categories: our core technologies, routing and switching; advanced technologies; and other products. In addition to our product offerings, we provide a broad range of service offerings, including technical support services and advanced services. Our customer base spans virtually all types of public and private agencies and businesses, comprising enterprise businesses, service providers, commercial customers, and consumers.

For fiscal 2009, our total net sales decreased by approximately 9% compared with fiscal 2008. Throughout the first half of fiscal 2009, our results were impacted by a deterioration in the global macroeconomic environment. In the third quarter of fiscal 2009, certain of our customers indicated to us that they had begun to notice some signs of economic stability, though at lower overall levels of economic activity compared with the corresponding period in fiscal 2008. In the fourth quarter of fiscal 2009, we experienced our only quarterly sequential increase in revenue during fiscal 2009, as our results for the fourth quarter returned to a more typical sequential pattern for us. While the stabilization in our fourth quarter results was encouraging, we are unable to determine whether or not this possible improvement in the global macroeconomic environment is sustainable.

Net income decreased by 24% in fiscal 2009 compared with fiscal 2008 primarily as a result of the decline in sales. Lower interest and other income in fiscal 2009 compared with fiscal 2008 also contributed to the decrease in net income. These factors were partially offset by lower operating expenses, attributable primarily to our initiatives to reduce operating expenses. Net income per diluted share decreased by 20% in fiscal 2009 compared with fiscal 2008.

Strategy and Focus Areas

Our strategy in fiscal 2009 was centered on the increasing role of intelligent networks, collaboration and Web 2.0 technologies, the United States and selected emerging countries, the network as the platform, and resource management and realignment. Our strategy draws in part from our experience in managing through previous economic downturns. As we have done in the past, we will attempt to use the economic downturn as an opportunity to expand our share of our customers’ information technology spending and to continue moving into product markets similar, related, or adjacent to those in which we currently are active, which we refer to as market adjacencies. We have expanded our movement into market adjacencies primarily through realignment of resources, while simultaneously reducing aggregate expenses.

We refer to the evolutionary process by which adjacencies arise as market transitions. One example of a market in which a significant market transition appears to be underway is the enterprise data center market. We believe the market is at an inflection point, as awareness grows that intelligent networks are becoming the platform for productivity improvement and global competitiveness. We further believe that disruption in the enterprise data center market will accelerate in the next 12 months, due to changing technology trends such as the increasing adoption of virtualization and the rise in scalable processing. Virtualization is the process of aggregating the current siloed data center resources into unified, shared resource pools that can be dynamically delivered to applications on demand thus providing the ability to move content and applications between devices and the network.

8  Cisco Systems, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

This market transition is being brought about through the convergence of networking, computing, storage, and software technologies. We are seeking to capitalize on this market transition through, among other things, our Cisco Unified Computing System and Cisco Nexus product families, which are designed to integrate the previously siloed technologies in the enterprise data center with a unified architecture.

The competitive landscape in our markets is changing, and we expect there will be a new class of very large, well-financed and aggressive competitors, each bringing its own new class of products to address this new enterprise data center market. However, with respect to this market, we believe the network will be the intersection of innovation through an open ecosystem and standards. We expect to see acquisitions, industry consolidation, and new alliances among companies as they seek to serve the enterprise data center market. As we enter this next market phase, we expect that we will strengthen certain strategic alliances, compete more with certain strategic alliances and partners, and perhaps also encounter new competitors, in our attempt to deliver the best solutions for our customers.

Other market adjacencies on which we are focusing attention include those related to the increased role of video, collaboration, and networked Web 2.0 technologies across our customer markets. The key market transitions relative to the convergence of video, collaboration, and networked Web 2.0 technologies, which we believe will drive productivity and growth in network loads, appear to be evolving even faster than we had anticipated earlier this year. Cisco TelePresence systems are one example of our product offerings that have incorporated video, collaboration, and networked Web 2.0 technologies, as customers evolve their communications and business models.

We believe that the architectural approach that has served us well in addressing the market adjacencies in the communications and information technology industry will be adaptable to other markets. Examples of market adjacencies where we aim to apply this approach are the consumer, electrical services infrastructure, and video market segments. For the consumer market, through collaboration with technology partners, retailers, service providers, and content publishers, we are striving to create compelling consumer experiences and make the network the platform for a variety of services in the home, as broadband development moves from a device-centric phase to a network-centric model. In the electrical services infrastructure market, we are developing an architecture for managing energy in a highly secure fashion on electrical grids at various steps from energy generation to consumption in homes and buildings. With regard to the video market segment, we are focused on simplifying and expanding the creation, distribution, and use of end-to-end video solutions for businesses and consumers.

Our approach of moving into market adjacencies has contributed to the growth we experienced in the past. During fiscal 2009, we delivered several new products, and we are pleased with the breadth and depth of our innovation across almost all aspects of our business and the impact that we believe this innovation will have on our long-term prospects. We believe that our strategy and our ability to innovate and execute may enable us to improve our relative competitive position in difficult business conditions and may continue to provide us with long-term growth opportunities.

Revenue

We experienced a decline in net product sales across all of our geographic theaters during fiscal 2009 as net product sales declined by 12% compared with fiscal 2008. The United States and Canada theater experienced weakness in the service provider market, the enterprise market excluding the public sector, and the commercial market. The decline in net product sales in our Emerging Markets theater was driven by sales decreases in Russia, Brazil, and Mexico, partly due to lower shipments and the timing of revenue recognition. The product sales decline in our Asia Pacific theater was driven primarily by sales declines in South Korea and India. Product sales also declined across all of our customer markets. However, within the enterprise market, the public sector showed relative strength across most of our geographic theaters.

In addition, the decrease in net product sales was reflected across all our product categories including routing, switching and advanced technologies. Within the advanced technologies category certain product lines showed relative strength, such as unified communications, which had a slight increase in sales in fiscal 2009, while sales of video systems were relatively flat. The decrease in our sales of routing products in fiscal 2009 resulted from lower sales of all categories of routers, particularly high-end routers. The decrease in switching revenue in fiscal 2009 reflected a decline in sales of both modular and fixed-configuration switches.

Net service revenue increased by approximately 8% compared with fiscal 2008, reflecting increased service revenue across our geographic theaters. Our service and support strategy seeks to capitalize on increased globalization. We believe this strategy, along with our architectural approach, has the potential to further differentiate us from competitors.

2009 Annual Report  9

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Gross Margin

In fiscal 2009, our gross margin percentage decreased slightly compared with fiscal 2008, reflecting a lower product gross margin percentage, partially offset by a higher service gross margin percentage. The lower product gross margin percentage was due to higher sales discounts and rebates, lower product pricing, lower shipment volume and unfavorable product mix, partially offset by lower overall manufacturing costs. The increase in the service gross margin percentage was primarily due to higher margins for technical support and advanced services and favorable mix between these categories. Our product and service gross margins may be impacted by economic downturns or uncertain economic conditions as well as our movement into market adjacencies and could decline if any of the factors that impact our gross margins are adversely affected in future periods.

Operating Expenses

During fiscal 2009, we realigned our resources to reduce expenses in response to the macroeconomic environment while maintaining the focus on our priorities. Operating expenses in fiscal 2009 decreased in absolute dollars, but increased as a percentage of revenue, compared with fiscal 2008. The decrease in absolute dollars was attributable to lower discretionary expenses, lower variable compensation expenses, lower acquisition-related compensation expenses, and favorable foreign currency exchange rates. During the second half of fiscal 2009, we offered an enhanced early retirement program to eligible employees and also undertook limited workforce reduction actions, which increased our operating expenses.

Other Key Financial Measures

The following is a summary of our other key financial measures for fiscal 2009:

•

We generated cash flows from operations of $9.9 billion in fiscal 2009, compared with $12.1 billion in fiscal 2008. Our cash and cash equivalents, together with our investments, were $35.0 billion at the end of fiscal 2009, compared with $26.2 billion at the end of fiscal 2008.

•	Our total deferred revenue at the end of 2009 was $9.4 billion, compared with $8.9 billion at the end of fiscal 2008.

•	We repurchased approximately 202 million shares of our common stock at an average price of $17.89 per share for an aggregate purchase price of $3.6 billion during fiscal 2009.

•	Days sales outstanding in accounts receivable (DSO) at the end of fiscal 2009 was 34 days, the same as it was at the end of fiscal 2008.

•

Our inventory balance was $1.1 billion at the end of fiscal 2009, compared with $1.2 billion at the end of fiscal 2008. Annualized inventory turns were 11.7 in the fourth quarter of fiscal 2009, compared with 11.9 in the fourth quarter of fiscal 2008. Our purchase commitments with contract manufacturers and suppliers were $2.2 billion at the end of fiscal 2009, compared with $2.7 billion at the end of fiscal 2008.

•

During the third quarter of fiscal 2009, we completed an offering of senior unsecured notes in an aggregate principal amount of $4.0 billion and retired $500 million of senior unsecured notes when they were due.

•	Our backlog at the end of fiscal 2009 was $3.9 billion, compared with $4.8 billion at the end of fiscal 2008.

We believe that our strong cash position and cash flows, our solid balance sheet, our visibility into our supply chain, our high-quality investment portfolio management, and our financing capabilities together provide a key competitive advantage and collectively have enabled us to be well positioned to manage our business through the economic downturn that affected us during fiscal 2009, and prepare for any possible upturn.

10  Cisco Systems, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires us to make judgments, assumptions, and estimates that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Note 2 to the Consolidated Financial Statements describes the significant accounting policies and methods used in the preparation of the Consolidated Financial Statements. The accounting policies described below are significantly affected by critical accounting estimates. Such accounting policies require significant judgments, assumptions, and estimates used in the preparation of the Consolidated Financial Statements, and actual results could differ materially from the amounts reported based on these policies. We ensured that our accounting-based judgments and estimates appropriately considered the macroeconomic environment.

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

In instances where final acceptance of the product, system, or solution is specified by the customer, revenue is deferred until all acceptance criteria have been met. When a sale involves multiple elements, such as sales of products that include services, the entire fee from the arrangement is allocated to each respective element based on its relative fair value and recognized when revenue recognition criteria for each element are met. The amount of product and service revenue recognized in a given period is affected by our judgment as to whether an arrangement includes multiple elements and, if so, whether vendor-specific objective evidence of fair value exists. Changes to the elements in an arrangement and our ability to establish vendor-specific objective evidence for those elements could affect the timing of the revenue recognition.

Revenue deferrals relate to the timing of revenue recognition for specific transactions based on financing arrangements, service, support, and other factors. Financing arrangements may include sales-type, direct-financing, and operating leases, loans, and guarantees of third-party financing. Our total deferred revenue for products was $2.9 billion and $2.7 billion as of July 25, 2009 and July 26, 2008, respectively. Technical support services revenue is deferred and recognized ratably over the period during which the services are to be performed, which typically is from one to three years. Advanced services revenue is recognized upon delivery or completion of performance. Our total deferred revenue for services was $6.5 billion and $6.1 billion as of July 25, 2009 and July 26, 2008, respectively.

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

2009 Annual Report  11

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Allowances for Receivables and Sales Returns

The allowances for receivables were as follows (in millions, except percentages):

	July 25, 2009	July 26, 2008
Allowance for doubtful accounts	$216	$177
Percentage of gross accounts receivable	6.4%	4.4%

Allowance for lease receivables	$213	$136
Percentage of gross lease receivables	10.7%	7.9%

Allowance for loan receivables	$88	$128
Percentage of gross loan receivables	10.2%	21.1%

The allowances are based on our assessment of the collectibility of customer accounts. We regularly review the allowances to ensure their adequacy by considering factors such as historical experience, credit quality, age of the receivable balances, and economic conditions that may affect a customer’s ability to pay. In addition, we perform credit reviews and statistical portfolio analysis to assess the credit quality of our receivables. We also consider the concentration of receivables outstanding with a particular customer in assessing the adequacy of our allowances. If a major customer’s creditworthiness deteriorates, or if actual defaults are higher than our historical experience, or if other circumstances arise, our estimates of the recoverability of amounts due to us could be overstated, and additional allowances could be required, which could have an adverse impact on our revenue.

A reserve for future sales returns is established based on historical trends in product return rates. The reserve for future sales returns as of July 25, 2009 and July 26, 2008 was $75 million and $103 million, respectively, and was recorded as a reduction of our accounts receivable. If the actual future returns were to deviate from the historical data on which the reserve had been established, our revenue could be adversely affected.

Inventory Valuation and Liability for Purchase Commitments with Contract Manufacturers and Suppliers

Our inventory balance was $1.1 billion and $1.2 billion as of July 25, 2009 and July 26, 2008, respectively. Inventory is written down based on excess and obsolete inventories determined primarily by future demand forecasts. Inventory write-downs are measured as the difference between the cost of the inventory and market, based upon assumptions about future demand, and are charged to the provision for inventory, which is a component of our cost of sales. At the point of the loss recognition, a new, lower cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

We record a liability for firm, noncancelable, and unconditional purchase commitments with contract manufacturers and suppliers for quantities in excess of our future demand forecasts consistent with the valuation of our excess and obsolete inventory. As of July 25, 2009, the liability for these purchase commitments was $175 million, compared with $184 million as of July 26, 2008, and was included in other current liabilities.

Our provision for inventory was $93 million, $102 million, and $214 million for fiscal 2009, 2008, and 2007, respectively. The provision for the liability related to purchase commitments with contract manufacturers and suppliers was $87 million, $97 million, and $34 million in fiscal 2009, 2008, and 2007, respectively. If there were to be a sudden and significant decrease in demand for our products, or if there were a higher incidence of inventory obsolescence because of rapidly changing technology and customer requirements, we could be required to increase our inventory write-downs and our liability for purchase commitments with contract manufacturers and suppliers and gross margin could be adversely affected. In light of the macroeconomic conditions in fiscal 2009 and the resulting potential for changes in future demand forecasts, we continued to regularly evaluate the exposure for inventory write-downs and the adequacy of our liability for purchase commitments. Inventory and supply chain management remain areas of focus as we balance the need to maintain supply chain flexibility to help ensure competitive lead times with the risk of inventory obsolescence.

Warranty Costs

The liability for product warranties, included in other current liabilities, was $321 million as of July 25, 2009, compared with $399 million as of July 26, 2008. See Note 11 to the Consolidated Financial Statements. Our products are generally covered by a warranty for periods ranging from 90 days to five years, and for some products we provide a limited lifetime warranty. We accrue for warranty costs as part of our cost of sales based on associated material costs, technical support labor costs, and associated overhead. Material cost is estimated based primarily upon historical trends in the volume of product returns within the warranty period and the cost to repair or replace the equipment. Technical support labor cost is estimated based primarily upon historical trends in the rate of customer cases and the cost to support the customer cases within the warranty period. Overhead cost is applied based on estimated time to support warranty activities.

12  Cisco Systems, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The provision for product warranties issued during fiscal 2009, 2008, and 2007 was $374 million, $511 million, and $510 million, respectively. The decrease in the provision for product warranties issued during fiscal 2009 was driven primarily by lower product revenue, a decrease in the cost of servicing warranty claims, and lower warranty claims. If we experience an increase in warranty claims compared with our historical experience, or if the cost of servicing warranty claims is greater than expected, our gross margin could be adversely affected.

Share-Based Compensation Expense

Total share-based compensation expenses are summarized as follows (in millions):

Years Ended	July 25, 2009	July 26, 2008	July 28, 2007
Employee share-based compensation expense	$1,140	$1,025	$931
Share-based compensation expense related to acquisitions and investments	91	87	34
Total	$1,231	$1,112	$965

The determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of highly complex and subjective variables. For employee stock options and employee stock purchase rights, these variables include, but are not limited to, the expected stock price volatility over the term of the awards, risk-free interest rate and expected dividends. For employee stock options, we used the implied volatility for two-year traded options on our stock as the expected volatility assumption required in the lattice-binomial model. For employee stock purchase rights, we used the implied volatility for traded options (with lives corresponding to the expected life of the employee stock purchase rights) on our stock. The selection of the implied volatility approach was based upon the availability of actively traded options on our stock and our assessment that implied volatility is more representative of future stock price trends than historical volatility. The valuation of employee stock options is also impacted by kurtosis, and skewness, which are technical measures of the distribution of stock price returns, and the actual and projected employee stock option exercise behaviors.

Because share-based compensation expense recognized in the Consolidated Statements of Operations is based on awards ultimately expected to vest, it has been reduced for forfeitures. If factors change and we employ different assumptions in the application of our option-pricing model in future periods or if we experience different forfeiture rates, the compensation expense that is derived may differ significantly from what we have recorded in the current year.

Fair Value Measurements

Effective July 27, 2008, we adopted Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS 157”) and its applicable Financial Accounting Standards Board Staff Positions (“FSPs”) in determining the fair value of our investment securities. Our fixed income and publicly traded equity securities, collectively, are reflected in the Consolidated Balance Sheets at a fair value of $29.3 billion as of July 25, 2009, compared with $21.0 billion as of July 26, 2008. Our fixed income investment portfolio consists primarily of high-quality investment grade securities and as of July 25, 2009 had a weighted-average credit rating exceeding AA. See Note 7 to the Consolidated Financial Statements.

As described more fully in Note 8 to the Consolidated Financial Statements, SFAS 157 establishes a valuation hierarchy based on the level of independent, objective evidence available regarding the value of the investments. It establishes three classes of investments: Level 1 consists of securities for which there are quoted prices in active markets for identical securities; Level 2 consists of securities for which observable inputs other than Level 1 inputs are used, such as prices for similar securities in active markets or for identical securities in less active markets and model-derived valuations for which the variables are derived from, or corroborated by, observable market data; and Level 3 consists of securities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value.

Our Level 2 securities are valued using quoted market prices for similar instruments, nonbinding market prices that are corroborated by observable market data, or discounted cash flow techniques in limited circumstances. We use inputs such as actual trade data, benchmark yields, broker/dealer quotes, and other similar data, which are obtained from independent pricing vendors, quoted market prices, or other sources to determine the ultimate fair value of our assets and liabilities. We use such pricing data as the primary input, to which we have not made any material adjustments during fiscal 2009 to make our assessments and determinations as to the ultimate valuation of our investment portfolio. We are ultimately responsible for the financial statements and underlying estimates.

The inputs and fair value are reviewed for reasonableness, may be further validated by comparison to publicly available information and could be adjusted based on market indices or other information that management deems material to their estimate of fair value. In the current market environment, the assessment of fair value can be difficult and subjective. However, given the relative reliability of the inputs we use to value our investment portfolio, and because substantially all of our valuation inputs are obtained using quoted market prices for similar or identical assets, we do not believe that the nature of estimates and assumptions affected by levels of subjectivity and judgment was material to the valuation of the investment portfolio as of July 25, 2009. Level 3 assets do not represent a significant portion of our total investment portfolio as of July 25, 2009.

2009 Annual Report  13

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Other-Than-Temporary Impairments  We recognize an impairment charge when the declines in the fair values of our fixed income or publicly traded equity securities below their cost basis are judged to be other than temporary. The ultimate value realized on these securities, to the extent unhedged, is subject to market price volatility until they are sold.

Effective at the beginning of the fourth quarter of fiscal 2009, we were required to evaluate our fixed income securities for impairments in connection with the recognition provisions of Financial Accounting Standards Board (“FASB”) Staff Position FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” (“FSP 115-2”). If the fair value of a debt security is less than its amortized cost, we assess whether the impairment is other than temporary. Under FSP 115-2, an impairment is considered other than temporary if (i) we have the intent to sell the security, (ii) it is more likely than not that we will be required to sell the security before recovery of its entire amortized cost basis, or (iii) we do not expect to recover the entire amortized cost of the security. If an impairment is considered other than temporary based on (i) or (ii) described above, the entire difference between the amortized cost and the fair value of the security is recognized in earnings. If an impairment is considered other than temporary based on condition (iii), the amount representing credit losses, defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis of the debt security, will be recognized in earnings and the amount relating to all other factors will be recognized in other comprehensive income (OCI). In estimating the amount and timing of cash flows expected to be collected, we consider all available information including past events, current conditions, the remaining payment terms of the security, the financial condition of the issuer, expected defaults, and the value of underlying collateral. We did not have any impairment charges on fixed income securities subsequent to the adoption of FSP 115-2. Prior to the adoption of FSP 115-2, we recognized impairment charges on fixed income securities using the impairment policy as is currently applied to publicly traded equity securities, as discussed below.

For publicly traded equity securities, we consider various factors in determining whether we should recognize an impairment charge, including the length of time and extent to which the fair value has been less than our cost basis, the financial condition and near-term prospects of the issuer, and our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value.

The total impairment charges that were recognized in earnings on investments in fixed income securities and publicly traded equity securities were $258 million for fiscal 2009. There were no such impairments in either fiscal 2008 or fiscal 2007. Our ongoing consideration of all the factors described above could result in additional impairment charges in the future, which could adversely affect our net income.

We also have investments in privately held companies, some of which are in the startup or development stages. As of July 25, 2009, our investments in privately held companies were $709 million, compared with $706 million as of July 26, 2008, and were included in other assets. See Note 5 to the Consolidated Financial Statements. We monitor these investments for events or circumstances indicative of potential impairment and will make appropriate reductions in carrying values if we determine that an impairment charge is required, based primarily on the financial condition and near-term prospects of these companies. These investments are inherently risky because the markets for the technologies or products these companies are developing are typically in the early stages and may never materialize. Our impairment charges on investments in privately held companies were $85 million, $12 million, and $22 million in fiscal 2009, 2008, and 2007, respectively.

Goodwill Impairments

Our methodology for allocating the purchase price relating to purchase acquisitions is determined through established valuation techniques. Goodwill is measured as the excess of the cost of acquisition over the sum of the amounts assigned to tangible and identifiable intangible assets acquired less liabilities assumed. We perform goodwill impairment tests on an annual basis in the fourth fiscal quarter and between annual tests in certain circumstances for each reporting unit. The goodwill recorded in the Consolidated Balance Sheets as of July 25, 2009 and July 26, 2008 was $12.9 billion and $12.4 billion, respectively. In response to changes in industry and market conditions, we could be required to strategically realign our resources and consider restructuring, disposing of, or otherwise exiting businesses, which could result in an impairment of goodwill. There was no impairment of goodwill in fiscal 2009, 2008, or 2007. We performed a sensitivity analysis for goodwill impairment with respect to each of our respective reporting units and determined that a hypothetical 10% decline in the fair value of each reporting unit as of July 25, 2009 would not result in an impairment of goodwill for any reporting unit.

Income Taxes

We are subject to income taxes in the United States and numerous foreign jurisdictions. Our effective tax rates differ from the statutory rate primarily due to the tax impact of state taxes, foreign operations, research and development (R&D) tax credits, tax audit settlements, nondeductible compensation, international realignments, and transfer pricing adjustments. Our effective tax rate was 20.3%, 21.5%, and 22.5% in fiscal 2009, 2008, and 2007, respectively.

14  Cisco Systems, Inc.

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

Our provision for income taxes is subject to volatility and could be adversely impacted by earnings being lower than anticipated in countries that have lower tax rates and higher than anticipated in countries that have higher tax rates; by changes in the valuation of our deferred tax assets and liabilities; by expiration of or lapses in the R&D tax credit laws; by transfer pricing adjustments including the effect of acquisitions on our intercompany R&D cost sharing arrangement and legal structure; by tax effects of nondeductible compensation; by tax costs related to intercompany realignments; by changes in accounting principles; or by changes in tax laws and regulations including possible U.S. changes to the taxation of earnings of our foreign subsidiaries, the deductibility of expenses attributable to foreign income, or the foreign tax credit rules. Significant judgment is required to determine the recognition and measurement attribute prescribed in FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes —an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 applies to all income tax positions, including the potential recovery of previously paid taxes, which if settled unfavorably could have an adverse impact on our provision for income taxes or additional paid-in capital. Further, as a result of certain of our ongoing employment and capital investment actions and commitments, our income in certain countries is subject to reduced tax rates and in some cases is wholly exempt from tax. Our failure to meet these commitments could adversely affect our provision for income taxes. In addition, we are subject to the continuous examination of our income tax returns by the Internal Revenue Service (“IRS”) and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. There can be no assurance that the outcomes from these continuous examinations will not have an adverse impact on our operating results and financial condition.

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

Reclassifications

During fiscal 2009, we began to allocate certain costs, which had previously been recorded in general and administrative expenses (related to information technology, our financing business, and human resources), to sales and marketing expenses, R&D expenses, and cost of sales, as applicable. These changes were reflected accordingly in prior years for comparison purposes. In connection with these changes, we also reclassified gross margin amounts by theater in prior years. In addition, we have made certain reclassifications to amounts for prior years relating to net sales by theater and net product sales by groups of similar products due to refinement of the respective categories, in order to conform to the current year’s presentation.

2009 Annual Report  15

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Discussion of Fiscal 2009, 2008, and 2007

Net Sales

The following table presents the breakdown of net sales between product and service revenue (in millions, except percentages):

Years Ended	July 25, 2009	July 26, 2008	Variance in Dollars	Variance in Percent	July 26, 2008	July 28, 2007	Variance in Dollars	Variance in Percent
Net sales:
Product	$29,131	$33,099	$(3,968)	(12.0)%	$33,099	$29,462	$3,637	12.3%
Percentage of net sales	80.7%	83.7%			83.7%	84.4%
Service	6,986	6,441	545	8.5%	6,441	5,460	981	18.0%
Percentage of net sales	19.3%	16.3%			16.3%	15.6%
Total	$36,117	$39,540	$(3,423)	(8.7)%	$39,540	$34,922	$4,618	13.2%

We primarily manage our business on a geographic basis, and we are organized into five geographic theaters. Our net sales, which include product and service revenue, for each theater are summarized in the following table (in millions, except percentages):

Years Ended	July 25, 2009	July 26, 2008	Variance in Dollars	Variance in Percent	July 26, 2008	July 28, 2007	Variance in Dollars	Variance in Percent
Net sales:
United States and Canada	$19,345	$21,242	$(1,897)	(8.9)%	$21,242	$19,315	$1,927	10.0%
Percentage of net sales	53.5%	53.7%			53.7%	55.2%
European Markets	7,683	8,123	(440)	(5.4)%	8,123	7,389	734	9.9%
Percentage of net sales	21.3%	20.5%			20.5%	21.2%
Emerging Markets	3,999	4,530	(531)	(11.7)%	4,530	3,239	1,291	39.9%
Percentage of net sales	11.1%	11.5%			11.5%	9.3%
Asia Pacific	3,718	4,276	(558)	(13.0)%	4,276	3,652	624	17.1%
Percentage of net sales	10.3%	10.8%			10.8%	10.5%
Japan	1,372	1,369	3	0.2%	1,369	1,327	42	3.2%
Percentage of net sales	3.8%	3.5%			3.5%	3.8%
Total	$36,117	$39,540	$(3,423)	(8.7)%	$39,540	$34,922	$4,618	13.2%

Fiscal 2009 Compared with Fiscal 2008

We experienced a decline in our net product sales in fiscal 2009 compared with fiscal 2008, while our service revenue showed a year- over-year increase. The global economic downturn and the effect it has had on information technology spending resulted in year- over-year decreases in product sales in our service provider, commercial, enterprise, and consumer markets and across all our geographic theaters. However, within our enterprise market, the public sector showed relative strength across most of our geographic theaters, compared with other customer markets within the respective theaters. Our net product sales may continue to be impacted by weakness in the macroeconomic environment. Service revenue increased across all theaters, led by higher sales in the Emerging Markets theater.

We conduct business globally in numerous currencies. The direct effect of foreign currency fluctuations on sales has not been material because our sales are primarily denominated in U.S. dollars. However, if the U.S. dollar strengthens relative to other currencies, such strengthening could have an indirect effect on our sales to the extent it raises the cost of our products to non-U.S. customers and thereby reduces demand. A weaker U.S. dollar could have the opposite effect. However, the precise indirect effect of currency fluctuations is difficult to measure or predict because our sales are influenced by many factors in addition to the impact of such currency fluctuations.

Net sales by theater in a particular period may be significantly impacted by several factors related to revenue recognition, including large and sporadic purchases by customers particularly in our service provider market; the complexity of transactions such as multiple element arrangements; the mix of financings provided to our channel partners and end-user customers; and final acceptance of the product, system, or solution, among other factors.

Fiscal 2008 Compared with Fiscal 2007

For fiscal 2008, total revenue increased in each of our geographic theaters and customer markets compared with fiscal 2007 as we benefited from increased IT-related capital spending in our markets. Our sales also benefited from our entry into new markets and the development of adjacent product offerings.

16  Cisco Systems, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Net Product Sales by Theater

The following table presents the breakdown of net product sales by theater (in millions, except percentages):

Years Ended	July 25, 2009	July 26, 2008	Variance in Dollars	Variance in Percent	July 26, 2008	July 28, 2007	Variance in Dollars	Variance in Percent
Net product sales:
United States and Canada	$14,866	$16,965	$(2,099)	(12.4)%	$16,965	$15,579	$1,386	8.9%
Percentage of net product sales	51.0%	51.2%			51.2%	52.9%
European Markets	6,579	7,072	(493)	(7.0)%	7,072	6,542	530	8.1%
Percentage of net product sales	22.6%	21.4%			21.4%	22.2%
Emerging Markets	3,377	4,083	(706)	(17.3)%	4,083	2,925	1,158	39.6%
Percentage of net product sales	11.6%	12.3%			12.3%	9.9%
Asia Pacific	3,191	3,803	(612)	(16.1)%	3,803	3,250	553	17.0%
Percentage of net product sales	11.0%	11.5%			11.5%	11.0%
Japan	1,118	1,176	(58)	(4.9)%	1,176	1,166	10	0.9%
Percentage of net product sales	3.8%	3.6%			3.6%	4.0%
Total	$29,131	$33,099	$(3,968)	(12.0)%	$33,099	$29,462	$3,637	12.3%

United States and Canada

Fiscal 2009 Compared with Fiscal 2008

Net product sales in the United States and Canada theater decreased during fiscal 2009 compared with fiscal 2008 as a result of the unfavorable economic and market conditions and the associated impact on information technology spending. The decrease was driven by lower sales in the service provider and commercial markets and to a lesser extent by lower sales in the enterprise market. In fiscal 2009, sales in the service provider market in the United States were particularly affected by lower spending by a few of the large customers in that market. Sales in our commercial and enterprise markets decreased in fiscal 2009, primarily due to cautious spending by customers in these markets. Within our enterprise market, sales to the U.S. federal government showed relative strength, with increased sales in fiscal 2009 compared with fiscal 2008, while our sales to state and local governments decreased in fiscal 2009.

Fiscal 2008 Compared with Fiscal 2007

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

European Markets

Fiscal 2009 Compared with Fiscal 2008

The decrease in net product sales in the European Markets theater in fiscal 2009 compared with fiscal 2008 was driven by lower sales to the service provider, commercial, and enterprise markets. Despite a decline in sales in our overall enterprise market in this theater, sales to the public sector showed strength relative to other customer markets within this theater. The decline in sales for fiscal 2009 was experienced across the major countries in the European Markets theater, and particularly in the United Kingdom, Italy, and Germany.

Fiscal 2008 Compared with Fiscal 2007

The increase in net product sales in the European Markets theater in fiscal 2008 was attributable to growth across our customer markets, with particular strength in the commercial market. In fiscal 2008, we experienced strong revenue growth in Germany and the United Kingdom, although we experienced slower year-over-year growth in sales in the European Markets overall compared with fiscal 2007.

2009 Annual Report  17

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Emerging Markets

Fiscal 2009 Compared with Fiscal 2008

Net product sales in the Emerging Markets theater decreased across all customer market segments in fiscal 2009 compared with fiscal 2008, primarily due to lower sales to the service provider, commercial and enterprise markets. We also experienced a sales decline in fiscal 2009 across most countries in this theater, with particular weakness in Russia, Brazil, and Mexico. In addition to the impact from lower shipments, the decline in net product sales in this theater in fiscal 2009 was also due to the timing of revenue recognition for sales involving financing arrangements. Certain of our customers in the Emerging Markets theater tend to make large and sporadic purchases, and the net sales related to these transactions may also be affected by the timing of revenue recognition. Further, some customers may continue to require greater levels of financing arrangements, service, and support in future periods, which may also impact the timing of recognition of the revenue for this theater.

Fiscal 2008 Compared with Fiscal 2007

Net product sales in the Emerging Markets theater increased in fiscal 2008 due to increased shipments and recognition of previously deferred revenue. In fiscal 2008, we experienced continued network deployments across our customer markets in this theater, with particular strength in Brazil and Russia.

Asia Pacific

Fiscal 2009 Compared with Fiscal 2008

The decrease in net product sales in the Asia Pacific theater in fiscal 2009 compared with fiscal 2008 was reflected across all the customer market segments. The decrease was driven by lower sales in the enterprise and service provider markets, and to a lesser extent in the commercial market. The year-over-year decline in net product sales was experienced across most of the major countries in this theater, particularly in South Korea and India. Net product sales in Australia remained relatively flat and China exhibited only a slight decline in net product sales in fiscal 2009 compared with fiscal 2008.

Fiscal 2008 Compared with Fiscal 2007

The increase in net product sales in the Asia Pacific theater in fiscal 2008 was primarily attributable to the balanced growth in the enterprise, service provider, and commercial markets. In particular, China and India experienced strong growth in fiscal 2008.

Japan

Fiscal 2009 Compared with Fiscal 2008

Net product sales in the Japan theater decreased in fiscal 2009 compared with fiscal 2008 primarily due to a decline in sales to the service provider market and a decline in sales to the enterprise market, excluding the public sector. Net product sales to the public sector within the enterprise market increased in this theater.

Fiscal 2008 Compared with Fiscal 2007

Net product sales in the Japan theater increased in fiscal 2008 primarily due to service providers building out next-generation networks.

18  Cisco Systems, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Net Product Sales by Groups of Similar Products

In addition to the primary view on a geographic basis, we also prepare financial information related to groups of similar products and customer markets for various purposes. The following table presents net sales for groups of similar products (in millions, except percentages):

Years Ended	July 25, 2009	July 26, 2008	Variance in Dollars	Variance in Percent	July 26, 2008	July 28, 2007	Variance in Dollars	Variance in Percent
Net product sales:
Routers	$6,271	$7,895	$(1,624)	(20.6)%	$7,895	$7,064	$831	11.8%
Percentage of net product sales	21.5%	23.9%			23.9%	24.0%
Switches	12,025	13,457	(1,432)	(10.6)%	13,457	12,432	1,025	8.2%
Percentage of net product sales	41.3%	40.6%			40.6%	42.2%
Advanced technologies	9,218	9,559	(341)	(3.6)%	9,559	7,926	1,633	20.6%
Percentage of net product sales	31.6%	28.9%			28.9%	26.9%
Other	1,617	2,188	(571)	(26.1)%	2,188	2,040	148	7.3%
Percentage of net product sales	5.6%	6.6%			6.6%	6.9%
Total	$29,131	$33,099	$(3,968)	(12.0)%	$33,099	$29,462	$3,637	12.3%

Routers

Fiscal 2009 Compared with Fiscal 2008

We categorize our routers primarily as high-end, midrange, and low-end routers. Our sales of routers decreased across each of these categories with the decline in sales of high-end routers of approximately $1.1 billion representing the most significant decrease in dollar and percentage terms. Within the high-end router category, the decline was driven by the lower sales of Cisco 12000 Series Routers, Cisco 7600 Series Routers, and Cisco CRS-1 Carrier Routing System, partially offset by an increase in sales of Cisco ASR 1000 Series Aggregation Services Routers. Because our high-end routers are sold primarily to service providers, our high-end router sales during fiscal 2009 were adversely impacted by, among other factors, a slowdown in capital expenditures in the global service provider market, and the tendency of service providers to make large and sporadic purchases. Our decline in sales of midrange and low-end routers was primarily due to a decline in sales of our integrated services routers.

Fiscal 2008 Compared with Fiscal 2007

The increase in net product sales related to routers in fiscal 2008 compared with fiscal 2007 was primarily due to higher sales of our high-end routers, with strength in our Cisco CRS-1 Carrier Routing System and Cisco 7600 Series Routers. Sales of our high-end routers increased by approximately $845 million in fiscal 2008 compared with fiscal 2007, which was partially offset by the decrease in sales of midrange routers. We believe that the increase in high-end router sales was attributable to service providers scaling their network capacity to accommodate actual and projected increases in data, voice, video traffic and implementation of next-generation networks to provide customized solutions. In fiscal 2008, our sales of our integrated services routers also increased and contributed to growth in sales of our advanced technologies products, such as our security, unified communications, and wireless offerings.

Switches

Fiscal 2009 Compared with Fiscal 2008

The decrease in net product sales related to switches in fiscal 2009 compared with fiscal 2008 was due to lower sales in modular switches and local-area network (LAN) fixed-configuration switches of approximately $740 million and approximately $690 million, respectively. The decrease in sales of modular switches was primarily due to decreased sales of Cisco Catalyst 6500 and 4500 Series Switches, partially offset by increased sales of Cisco Nexus 7000 Series Switches. The decrease in sales of LAN fixed-configuration switches was primarily a result of lower sales of Cisco Catalyst 3560 and 3750 Series Switches.

Fiscal 2008 Compared with Fiscal 2007

The increase in net product sales related to switches in fiscal 2008 was primarily due to higher sales of LAN fixed-configuration switches, which increased in fiscal 2008 by approximately $860 million compared with fiscal 2007, with the increase driven primarily by higher sales of the Cisco Catalyst 2960, 3560, and 3750 Series Switches. The increase in sales of LAN fixed-configuration switches was a result of the continued adoption by our customers of new technologies throughout their networks from the data center to the wiring closet. Additionally, growth in fiscal 2008 in advanced technologies, such as unified communications and wireless LANs, created demand for LAN fixed-configuration infrastructure as additional endpoints were added to the network. Net product sales related to our modular switches increased slightly in fiscal 2008 compared with fiscal 2007.

2009 Annual Report  19

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Advanced Technologies

Fiscal 2009 Compared with Fiscal 2008

•

Sales of unified communications products increased by approximately $30 million, primarily due to increased adoption of our web-based collaborative applications and related conferencing media, partially offset by lower sales of IP phones and associated software.

•

Sales of video systems were relatively flat for fiscal 2009 compared with fiscal 2008, as the increased sales of IP set-top boxes and other video products was offset by lower sales of HD-DVR cable set-top boxes.

•

Sales of security products decreased by approximately $70 million. Our decreased sales of security products were a result of the lower sales of module and line-cards related to our routers and LAN switches, partially offset by increased sales of our web and email security products and security appliance products which integrate multiple technologies (including virtual private network (VPN), firewall, and intrusion prevention services) on one platform.

•

Sales of networked home products decreased by approximately $115 million. The decrease in sales of networked home products was primarily due to lower sales of wireless routers for the connected home, cable modems, and adapters.

•	Sales of storage area networking products decreased by approximately $85 million, which was primarily due to lower sales of our MDS 9000 product line.

•	Sales of wireless LAN products decreased by approximately $55 million.

•

Sales of application networking services decreased by approximately $40 million. The decrease was primarily related to lower customer demand in fiscal 2009 for data center application optimization solutions.

Fiscal 2008 Compared with Fiscal 2007

•

Sales of unified communications increased by approximately $845 million, in part due to the contribution of sales from WebEx, which we acquired during the fourth quarter of fiscal 2007. There was also an increase in sales of IP phones and associated messaging, conferencing and contact center software as our customers continued to transition from an analog-based to an IP-based infrastructure.

•

Sales of video systems products increased by approximately $355 million. The increase was attributable to several factors, including an increase in the sales of high-definition (HD) and IP set-top boxes, network upgrades and international growth.

•

Sales of security products increased by approximately $205 million, primarily due to revenue from IronPort Systems, Inc., which we acquired during the fourth quarter of fiscal 2007, revenue from module and line card sales related to our routers and LAN switches, and revenue from our next-generation adaptive security appliance products.

•	Sales of application networking services increased by approximately $125 million. The increase was primarily due to higher demand from customers for wide-area network (WAN) optimization solutions.

•

Sales of wireless LAN and storage area networking products increased by approximately $85 million and $45 million, respectively. Sales of networked home products decreased by approximately $20 million.

Other Product Revenue

The decrease in other product revenue in fiscal 2009 compared with fiscal 2008 was primarily due to the decline in sales of our cable, optical, and service provider voice products, partially offset by increased sales of emerging technology products such as Cisco TelePresence systems.

The increase in other product revenue in fiscal 2008 compared with fiscal 2007 was primarily due to an increase in sales of cable products, Cisco TelePresence systems and other emerging technology products.

20  Cisco Systems, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Net Service Revenue

Fiscal 2009 Compared with Fiscal 2008

Net service revenue increased across all of our geographic theaters in fiscal 2009, with particular strength in our Emerging Markets theater. Higher revenue from technical support service contracts and increased revenue from advanced services relating to consulting services for specific customer networking needs contributed to the growth in net service revenue in fiscal 2009. The increase in our technical support revenue was due to a combination of renewals, the amortization of existing technical support service contracts including multiyear service contracts initiated in prior years, and initiations associated with recent product sales, which have led to a larger installed base of our equipment being serviced.

Fiscal 2008 Compared with Fiscal 2007

The increase in net service revenue in fiscal 2008 compared with fiscal 2007 was primarily due to increased technical support service contract initiations and renewals associated with higher product sales, and increased revenue from advanced services. The increase in advanced services revenue in fiscal 2008, compared with fiscal 2007, was primarily attributable to our revenue growth in the Emerging Markets theater, advanced technologies products, and our service provider market.

Gross Margin

The following table presents the gross margin for products and services (in millions, except percentages):

	AMOUNT			PERCENTAGE
Years Ended	July 25, 2009	July 26, 2008	July 28, 2007	July 25, 2009	July 26, 2008	July 28, 2007
Gross margin:
Product	$18,650	$21,439	$18,895	64.0%	64.8%	64.1%
Service	4,444	3,907	3,364	63.6%	60.7%	61.6%
Total	$23,094	$25,346	$22,259	63.9%	64.1%	63.7%

Product Gross Margin

Fiscal 2009 Compared with Fiscal 2008

The following table summarizes the key factors that contributed to the change in product gross margin percentage from fiscal 2008 to fiscal 2009:

Product Gross Margin Percentage
Fiscal 2008	64.8%
Sales discounts, rebates, and product pricing	(2.1)%
Shipment volume, net of certain variable costs	(0.4)%
Mix of products sold	(0.4)%
Overall manufacturing costs	2.1%
Fiscal 2009	64.0%

Product gross margin for fiscal 2009 decreased by 0.8 percentage points compared with fiscal 2008, primarily due to higher sales discounts and rebates and lower product pricing, which we experienced across our major geographic theaters. Lower shipment volume, net of certain variable costs, and the mix of products sold also contributed to the decrease in the product gross margin percentage during fiscal 2009. The decrease in our product gross margin percentage was partially offset by lower manufacturing costs, as we benefited from cost savings in component costs and value engineering and other manufacturing-related costs. Value engineering is the process by which production costs are reduced through component redesign, board configuration, test processes, and transformation processes.

2009 Annual Report  21

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Fiscal 2008 Compared with Fiscal 2007

Product gross margin for fiscal 2008 increased by 0.7 percentage points compared with fiscal 2007 due to the following factors:

•

Lower overall manufacturing costs related to lower component costs and value engineering, partially offset by other manufacturing-related costs, which increased product gross margin by 2.1 percentage points.

•	Higher shipment volume, net of certain variable costs, which increased product gross margin by 0.5 percentage points.

•	Sales discounts, rebates, and product pricing, which decreased product gross margin by 1.7 percentage points.

•	Changes in the mix of products sold, which decreased product gross margin by 0.1 percentage points.

•	Net effects of amortization of purchased intangible assets and share-based compensation expense, which decreased product gross margin by 0.1 percentage points.

Service Gross Margin

Fiscal 2009 Compared with Fiscal 2008

Our service gross margin percentage increased in fiscal 2009 compared with fiscal 2008, primarily due to higher margins for both technical support and advanced services, and also due to the mix of service revenue, with advanced services constituting a lower proportion of total service revenue. The higher margins for both technical support and advanced services were attributable primarily to the growth of our service revenue as well as to certain cost-control initiatives that have helped to limit costs. For advanced services, the higher gross margins also benefited from lower costs associated with delays in certain projects.

Our service gross margin normally experiences some fluctuations due to various factors such as the timing of technical support service contract initiations and renewals, our strategic investments in headcount, and resources to support this business. Other factors include the mix of service offerings, as the gross margin from our advanced services is typically lower than the gross margin from technical support services. Our continued focus on providing comprehensive support to our customers’ networking devices, applications, and infrastructures, or other reasons, may cause advanced services to increase to a higher proportion of total service revenue.

Fiscal 2008 Compared with Fiscal 2007

Service gross margin percentage decreased slightly in fiscal 2008 compared with fiscal 2007, due primarily to advanced services constituting a higher proportion of total service revenue in fiscal 2008.

Gross Margin by Theater

The following table presents the gross margin for each theater (in millions, except percentages):

	AMOUNT			PERCENTAGE
Years Ended	July 25, 2009	July 26, 2008	July 28, 2007	July 25, 2009	July 26, 2008	July 28, 2007
Gross margin:
United States and Canada	$12,685	$13,882	$12,437	65.6%	65.4%	64.4%
European Markets	5,098	5,321	4,817	66.4%	65.5%	65.2%
Emerging Markets	2,428	2,790	2,030	60.7%	61.6%	62.7%
Asia Pacific	2,302	2,771	2,353	61.9%	64.8%	64.4%
Japan	973	963	921	70.9%	70.3%	69.4%
Theater total	23,486	25,727	22,558	65.0%	65.1%	64.6%
Unallocated corporate items(1)	(392)	(381)	(299)
Total	$23,094	$25,346	$22,259	63.9%	64.1%	63.7%

(1)	The unallocated corporate items primarily include the effects of amortization of acquisition-related intangible assets, employee share-based compensation expense, and a $28 million charge related to the enhanced early retirement program. We do not allocate these items to the gross margin for each theater because management does not include the information in measuring the performance of the operating segments.

In fiscal 2009, the gross margin percentage increased in our two largest theaters, United States and Canada and European Markets. For these theaters, the favorable impacts of improved service margins and lower overall manufacturing costs were partially offset by the effects of lower shipment volume, lower product pricing, and higher sales discounts. The gross margin percentage also increased in our Japan theater in fiscal 2009, driven by improved service margins and lower overall manufacturing costs, partially offset by the effect of an unfavorable product mix. The decreases in the gross margin percentages for the Asia Pacific and Emerging Markets theaters in fiscal 2009 were primarily a result of lower product pricing, higher sales discounts, and lower shipment volume, partially offset by lower overall manufacturing costs and improved service margins. For the Asia Pacific theater, the lower product pricing and higher sales discounts effects were attributable to the impact from various market factors, including price-focused competition in that theater.

The gross margin percentage for a particular theater may fluctuate and period-to-period changes in such percentages may or may not be indicative of a trend for that theater. Our product and service gross margins may be impacted by economic downturns or uncertain economic conditions as well as our movement into market adjacencies and could decline if any of the factors that impact our gross margins are adversely affected in future periods.

22  Cisco Systems, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Factors That May Impact Net Sales and Gross Margin

Net product sales may continue to be affected by factors including the global economic downturn and related market uncertainty, which so far have resulted in reduced or cautious spending in our global enterprise, service provider, and commercial markets; changes in the geopolitical environment and global economic conditions; competition, including price-focused competitors from Asia, especially from China; new product introductions; sales cycles and product implementation cycles; changes in the mix of our customers between service provider and enterprise markets; changes in the mix of direct sales and indirect sales; variations in sales channels; and final acceptance criteria of the product, system, or solution as specified by the customer. Sales to the service provider market have been and may be in the future characterized by large and sporadic purchases, especially relating to our router sales and sales of certain advanced technologies. In addition, service provider customers typically have longer implementation cycles; require a broader range of services, including network design services; and often have acceptance provisions that can lead to a delay in revenue recognition. Certain of our customers in the Emerging Markets theater also tend to make large and sporadic purchases, and the net sales related to these transactions may similarly be affected by the timing of revenue recognition. As we focus on new market opportunities, customers may require greater levels of financing arrangements, service, and support, especially in the Emerging Markets theater, which may result in a delay in the timing of revenue recognition. To improve customer satisfaction, we continue to focus on managing our manufacturing lead-time performance, which may result in corresponding reductions in order backlog. A decline in backlog levels could result in more variability and less predictability in our quarter-to-quarter net sales and operating results.

Net product sales may also be adversely affected by fluctuations in demand for our products, especially with respect to telecommunications service providers and Internet businesses, whether or not driven by any slowdown in capital expenditures in the service provider market; price and product competition in the communications and information technology industry; introduction and market acceptance of new technologies and products; adoption of new networking standards; and financial difficulties experienced by our customers. We may, from time to time, experience manufacturing issues that create a delay in our suppliers’ ability to provide specific components, resulting in delayed shipments. To the extent that manufacturing issues and any related component shortages result in delayed shipments in the future, and particularly in periods when we and our suppliers are operating at higher levels of capacity, it is possible that revenue for a quarter could be adversely affected if such matters are not remediated within the same quarter. For additional factors that may impact net product sales, see “Part I, Item 1A. Risk Factors” in our Annual Report on Form 10-K. Our distributors and retail partners participate in various cooperative marketing and other programs. In addition, increasing sales to our distributors and retail partners generally results in greater difficulty in forecasting the mix of our products and, to a certain degree, the timing of orders from our customers. We recognize revenue for sales to our distributors and retail partners based on a sell-through method using information provided by them, and we maintain estimated accruals and allowances for all cooperative marketing and other programs.

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

2009 Annual Report  23

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Research and Development (R&D), Sales and Marketing, and General and Administrative (G&A) Expenses

R&D, sales and marketing, and G&A expenses are summarized in the following table (in millions, except percentages):

Years Ended	July 25, 2009	July 26, 2008	Variance in Dollars	Variance in Percent	July 26, 2008	July 28, 2007	Variance in Dollars	Variance in Percent
Research and development	$5,208	$5,325	$(117)	(2.2)%	$5,325	$4,598	$727	15.8%
Percentage of net sales	14.4%	13.5%			13.5%	13.2%
Sales and marketing	8,403	8,690	(287)	(3.3)%	8,690	7,401	1,289	17.4%
Percentage of net sales	23.3%	22.0%			22.0%	21.2%
General and administrative	1,565	1,387	178	12.8%	1,387	1,151	236	20.5%
Percentage of net sales	4.3%	3.5%			3.5%	3.3%
Total	$15,176	$15,402	$(226)	(1.5)%	$15,402	$13,150	$2,252	17.1%
Percentage of net sales	42.0%	39.0%			39.0%	37.7%

During fiscal 2009, we realigned our resources to reduce expenses in response to the macroeconomic environment while maintaining the focus on our priorities. Our combined expenses for R&D, sales and marketing, and G&A decreased in fiscal 2009 compared with fiscal 2008 primarily due to the following: (i) a decrease in discretionary expenses such as travel, meetings and events, marketing, and certain other expenses as a result of our expense management initiatives; (ii) a decrease in variable compensation and sales commission expenses as a result of lower sales and operating results; (iii) lower acquisition-related compensation expenses; and (iv) favorable foreign currency exchange rate effects.

During the second half of fiscal 2009, we implemented an enhanced early retirement program, a voluntary program that was offered to eligible employees. In connection with the enhanced early retirement program, we incurred a charge of approximately $110 million within operating expenses in fiscal 2009. In addition, during the second half of fiscal 2009, we incurred approximately $100 million of severance charges within operating expenses in connection with limited workforce reduction actions that impacted just over 2,000 employees.

The year-over-year changes within operating expenses including the effects of foreign currency exchange rates, net of hedging, are summarized by line item as follows:

R&D Expenses

Fiscal 2009 Compared with Fiscal 2008

The decrease in R&D expenses for fiscal 2009 was primarily due to lower discretionary expenses, lower variable compensation expenses, and lower acquisition-related compensation expenses. Lower discretionary expenses included reduced expenses for travel, meeting and events, and outside services. These decreases were partially offset by the enhanced early retirement and limited workforce reduction charges mentioned above, as well as increased employee share-based compensation expenses in fiscal 2009. All of our R&D costs are expensed as incurred, and we continue to invest in R&D in order to bring a broad range of products to market in a timely fashion. If we believe that we are unable to enter a particular market in a timely manner with internally-developed products, we may purchase or license technology from other businesses or acquire businesses as an alternative to internal R&D.

Fiscal 2008 Compared with Fiscal 2007

R&D expenses increased in fiscal 2008 compared with fiscal 2007 primarily due to higher headcount-related expenses and compensation expense related to our purchase of the minority interest in Nuova Systems, Inc. The higher headcount-related expenses in fiscal 2008 reflected our investment in R&D efforts for routers, switches, advanced technologies, and other product technologies.

24  Cisco Systems, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Sales and Marketing Expenses

Fiscal 2009 Compared with Fiscal 2008

Sales and marketing expenses declined in fiscal 2009 compared with fiscal 2008 due to a decrease of approximately $170 million in sales expenses and a decrease of approximately $120 million in marketing expenses. The decrease in sales and marketing expenses was primarily a result of lower discretionary expenses related to travel, meeting and events, marketing programs and outside services. An additional factor that contributed to the decrease in sales and marketing expenses in fiscal 2009 was lower variable compensation expenses, partially offset by the enhanced early retirement and limited workforce reduction charges. Foreign currency fluctuations, net of hedging, decreased total sales and marketing expenses by approximately $200 million during fiscal 2009 compared with fiscal 2008.

Fiscal 2008 Compared with Fiscal 2007

Sales and marketing expenses increased in fiscal 2008 primarily due to an increase in sales expenses of approximately $1.0 billion. The increase in sales expenses was primarily driven by headcount-related expenses, which included additional sales expenses related to WebEx, which we acquired in the fourth quarter of fiscal 2007. Foreign currency fluctuations, net of hedging, increased total sales and marketing expenses by approximately $250 million during fiscal 2008 compared with fiscal 2007.

G&A Expenses

Fiscal 2009 Compared with Fiscal 2008

The increase in G&A expenses in fiscal 2009 compared with fiscal 2008 was primarily due to increased project-related expenses, including information- technology expenditures. Other factors also contributed to the increase in G&A expenses in fiscal 2009, including higher share-based compensation and acquisition-related compensation expenses, as well as the enhanced early retirement and limited workforce reduction charges in fiscal 2009.

Fiscal 2008 Compared with Fiscal 2007

G&A expenses for fiscal 2008 increased primarily due to increased headcount-related expenses and increased information technology-related spending.

Effect of Foreign Currency

In fiscal 2009, foreign currency fluctuations, net of hedging, decreased combined R&D, sales and marketing, and G&A expenses by approximately $280 million, or 1.8%, compared with fiscal 2008. In fiscal 2008, foreign currency fluctuations, net of hedging, increased combined R&D, sales and marketing, and G&A expenses by approximately $332 million, or 2.5%, compared with fiscal 2007.

Headcount

Fiscal 2009 Compared with Fiscal 2008

Our headcount decreased by 584 employees in fiscal 2009. The decrease in headcount in fiscal 2009 resulted from our limited workforce reduction actions, employee attrition, and a hiring pause. The decrease was partially offset by the effect of acquisitions and the hiring of recent college graduates. We expect our headcount will continue to decrease in the near term when the effects of the limited workforce reductions and the enhanced early retirement program are fully reflected.

Fiscal 2008 Compared with Fiscal 2007

In fiscal 2008, our headcount increased by 4,594 employees, reflecting the effects of our investments in sales and R&D as well as increased investments in our service business and acquisitions.

2009 Annual Report  25

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Share-Based Compensation Expense

Employee share-based compensation expense was as follows (in millions):

Years Ended	July 25, 2009	July 26, 2008	July 28, 2007
Cost of sales—product	$46	$40	$39
Cost of sales—service	128	108	104
Employee share-based compensation expense in cost of sales	174	148	143
Research and development	333	295	289
Sales and marketing	440	434	392
General and administrative	193	148	107
Employee share-based compensation expense in operating expenses	966	877	788
Total employee share-based compensation expense(1)	$1,140	$1,025	$931

(1)	Share-based compensation expense related to acquisitions and investments of $91 million, $87 million and $34 million for fiscal 2009, 2008 and 2007, respectively, is disclosed in Note 3 to the Consolidated Financial Statements and is not included in the preceding table.

Employee share-based compensation expense for fiscal 2009 increased compared with fiscal 2008 primarily due to a larger proportion of share-based awards being subject to straight-line vesting, a shorter vesting period of four years for most share-based awards granted in fiscal 2009, and an increase in the weighted-average estimated grant date fair value for each share-based award. The increase in employee share-based compensation expense in fiscal 2008 compared with fiscal 2007 was primarily due to the higher weighted-average estimated grant date fair value for each share-based award. See Note 13 to the Consolidated Financial Statements.

Amortization of Purchased Intangible Assets and In-Process Research and Development

The following table presents the amortization of purchased intangible assets included in operating expenses and in-process R&D (in millions):

Years Ended	July 25, 2009	July 26, 2008	July 28, 2007
Amortization of purchased intangible assets included in operating expenses	$533	$499	$407
In-process research and development	63	3	81
Total	$596	$502	$488

For fiscal 2009, the increase in the amortization of purchased intangible assets included in operating expenses was primarily due to impairment charges of $95 million in connection with write-downs of purchased intangible assets related to certain technologies and customer relationships as a result of reductions in expected future cash flows from those technologies and relationships. This effect was partially offset by lower amortization in fiscal 2009 from certain purchased intangible assets, primarily from the Scientific-Atlanta acquisition, that became fully amortized during fiscal 2009. For additional information regarding purchased intangible assets, see Note 4 to the Consolidated Financial Statements. The increase in the amortization of purchased intangible assets for fiscal 2008 compared with fiscal 2007 was primarily due to the additional amortization of purchased intangible assets related to acquisitions completed near the end of fiscal 2007.

In-process R&D is expensed upon acquisition when technological feasibility has not been established and no future alternative uses exist. The increase in in-process R&D for fiscal 2009 compared with fiscal 2008 was due to acquisitions completed in fiscal 2009. See Note 3 to the Consolidated Financial Statements for additional information regarding the acquisitions completed in fiscal 2009, 2008, and 2007, and the associated in-process R&D recorded for those acquisitions.

Our methodology for allocating the purchase price for acquisitions to in-process R&D is determined through established valuation techniques. The fair value of acquired purchased technology and patents, as well as technology under development, is typically determined using the income approach, which discounts expected future cash flows to present value. The discount rates used in the present value calculations are typically derived from a weighted-average cost of capital analysis and then adjusted to reflect risks inherent in the development lifecycle as appropriate. We consider the pricing model for products related to these acquisitions to be standard within the high-technology communications industry. However, we do not expect to achieve a material amount of expense reductions as a result of integrating the acquired in-process technology. Therefore, the valuation assumptions do not include significant anticipated cost savings.

26  Cisco Systems, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For purchase acquisitions completed to date, the development of these acquired technologies remains a significant risk due to the remaining efforts to achieve technological feasibility, rapidly changing customer markets, uncertain standards for new products, and significant competitive threats. The nature of the efforts to develop these technologies into commercially viable products consists primarily of planning, designing, experimenting, and testing activities necessary to determine that the technologies can meet market expectations, including functionality and technical requirements. Failure to bring these products to market in a timely manner could result in a loss of market share or a lost opportunity to capitalize on emerging markets and could have a material adverse impact on our business and operating results.

The following table summarizes the key assumptions underlying the valuation for our purchase acquisitions completed in fiscal 2009 for which in-process R&D was recorded (in millions, except percentages):

	In-Process R&D Expense	Estimated Cost to Complete Technology at Time of Acquisition	Risk-Adjusted Discount Rate for In-Process R&D
PostPath, Inc.	$3	$1	20.0%
Pure Digital Technologies, Inc.	52	3	17.5%
Tidal Software, Inc.	8	4	37.0%
Total	$63	$8

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

Interest and Other Income, Net

Interest Income (Expense), Net  The following table presents the breakdown of interest income (expense), net (in millions):

Years Ended	July 25, 2009	July 26, 2008	Variance in Dollars	July 26, 2008	July 28, 2007	Variance in Dollars
Interest income	$845	$1,143	$(298)	$1,143	$1,092	$51
Interest expense	(346)	(319)	(27)	(319)	(377)	58
Interest income (expense), net	$499	$824	$(325)	$824	$715	$109

Fiscal 2009 Compared with Fiscal 2008

The decrease in interest income in fiscal 2009 compared with fiscal 2008 was due to lower average interest rates, partially offset by higher average total cash and cash equivalents and fixed income security balances in fiscal 2009. The increase in interest expense in fiscal 2009 compared with fiscal 2008 was primarily due to the higher average debt balances associated with the issuance of senior notes in an aggregate amount of $4.0 billion in February 2009, partially offset by $500 million of senior unsecured notes which we retired when they were due.

Fiscal 2008 Compared with Fiscal 2007

The increase in interest income in fiscal 2008 compared with fiscal 2007 was primarily due to higher average total cash and cash equivalents and fixed income security balances in fiscal 2008, partially offset by lower average interest rates. The decrease in interest expense in fiscal 2008 compared with fiscal 2007 was primarily due to lower average effective interest rates.

2009 Annual Report  27

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Other Income (Loss), Net  The components of other income (loss), net, are as follows (in millions):

Years Ended	July 25, 2009	July 26, 2008	Variance in Dollars	July 26, 2008	July 28, 2007	Variance in Dollars
Net gains on investments in publicly traded equity securities	$86	$88	$(2)	$88	$268	$(180)
Net (losses) gains on investments in fixed income securities	(110)	21	(131)	21	(18)	39
Total	(24)	109	(133)	109	250	(141)
Net losses on investments in privately held companies	(56)	(6)	(50)	(6)	(40)	34
Other	(48)	(114)	66	(114)	(85)	(29)
Other income (loss), net	$(128)	$(11)	$(117)	$(11)	$125	$(136)

Fiscal 2009 Compared with Fiscal 2008

For fiscal 2009, we had an aggregate net loss on investments in publicly traded equity and fixed income securities recognized in other income (loss), compared with a net gain in fiscal 2008. The net loss in fiscal 2009 was primarily a result of the volatile market conditions in the fixed income market during parts of fiscal 2009, which resulted in impairment charges on fixed income securities of $219 million during fiscal 2009. Net losses on fixed income securities in fiscal 2009 were partially offset by gains on investments in publicly traded equity securities, which were primarily due to the termination of various forward sale agreements designated as fair value hedges of publicly traded equity securities. Net gains on publicly traded equity securities include impairment charges of $39 million during fiscal 2009. See Note 7 to the Consolidated Financial Statements for the unrealized gains and losses on investments.

Net losses on investments in privately held companies increased in fiscal 2009 compared with fiscal 2008 primarily as a result of higher impairment charges, which were due to the deteriorating market conditions during parts of fiscal 2009. Net losses on investments in privately held companies included impairment charges of $85 million in fiscal 2009 compared with $12 million in fiscal 2008.

Fiscal 2008 Compared with Fiscal 2007

In fiscal 2008, our total net gains on investments in publicly traded equity and fixed income securities recognized in other income (loss) decreased compared with fiscal 2007 primarily as a result of market conditions. Net losses on investment in privately held companies decreased in fiscal 2008 compared with fiscal 2007, in part as a result of lower impairment charges in fiscal 2008 of $12 million compared with $22 million in fiscal 2007.

Other expenses in the preceding table of other income (loss), net, consisted primarily of foreign exchange activities and contributions to charitable organizations.

Provision for Income Taxes

Fiscal 2009 Compared with Fiscal 2008

The provision for income taxes resulted in an effective tax rate of 20.3% for fiscal 2009, compared with 21.5% for fiscal 2008. The net 1.2 percentage point decrease in the effective tax rates between fiscal years was attributable in part to a greater proportion of net income which was subject to foreign income tax rates that are lower than the U.S. federal statutory rate of 35%. Additionally, the effective tax rate of 20.3% for fiscal 2009 included a tax benefit of $106 million, or 1.4 percentage points, related to fiscal 2008 R&D expenses due to the retroactive reinstatement of the U.S. federal R&D tax credit, which was offset by tax costs of $174 million, or 2.3 percentage points, related to a transfer pricing adjustment for share-based compensation. The transfer pricing adjustment, which occurred in the fourth quarter of fiscal 2009, was a result of a decision by the U.S. Court of Appeals for the Ninth Circuit to overturn a 2005 U.S. Tax Court ruling in a case to which we were not a party. The Ninth Circuit decision impacted the tax treatment of share-based compensation expenses for the purpose of determining intangible development costs under a company’s R&D cost sharing arrangement. The effective tax rate of 21.5% for fiscal 2008 included a net tax benefit of $162 million, or 1.6 percentage points, from the settlement of certain tax matters with the IRS, offset by tax costs of $226 million, or 2.2 percentage points, related to the intercompany realignment of certain of our foreign entities.

For a full reconciliation of our effective tax rate to the U.S. federal statutory rate of 35% and further explanation of our provision for income taxes, see Note 14 to the Consolidated Financial Statements.

Fiscal 2008 Compared with Fiscal 2007

The provision for income taxes resulted in an effective tax rate of 21.5% for fiscal 2008, compared with 22.5% for fiscal 2007. The 1.0 percentage point decrease in the effective tax rate between fiscal years was primarily attributable to the net tax settlement of $162 million discussed above and the tax impact of foreign operations, partially offset by the then expired U.S. federal R&D tax credit and the tax costs related to the intercompany realignment of certain of our foreign entities.

28  Cisco Systems, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Recent Accounting Pronouncements Not Yet Effective

SFAS 141(R) and SFAS 160  In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141(R)”) and SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51” (“SFAS 160”). In April 2009, the FASB issued FSP FAS 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies” (“FSP 141(R)-1”).

SFAS 141(R) will significantly change previous accounting practices regarding business combinations. Among the more significant changes, SFAS 141(R) expands the definition of a business and a business combination; requires the acquirer to recognize the assets acquired, liabilities assumed and noncontrolling interests (including goodwill) measured at fair value at the acquisition date; requires acquisition-related expenses and restructuring costs to be recognized separately from the business combination; requires assets acquired and liabilities assumed to be recognized at their acquisition-date fair values with subsequent changes recognized in earnings; and requires in-process research and development to be capitalized at fair value as an indefinite-lived intangible asset. FSP 141(R)-1 amends and clarifies SFAS 141(R) to address application issues on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. SFAS 160 will change the accounting and reporting for minority interests, reporting them as equity separate from the parent entity’s equity, as well as requiring expanded disclosures.

Each of SFAS 141(R), FSP 141(R)-1 and SFAS 160 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and therefore will be effective for us beginning in the first quarter of fiscal 2010. SFAS 141(R) and its related FSP are effective for acquisitions closing in fiscal 2010, with impacts that may vary depending on each specific business combination or asset purchase. Upon adoption of SFAS 160, we will disclose our noncontrolling interests in accordance with the guidance and we do not expect that there will be a material impact on our results of operations or financial position.

FSP FAS 157-2  In February 2008, the FASB issued FSP FAS 157-2, “Effective Date of FASB Statement No. 157” (“FSP 157-2”), which delayed the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until the beginning of our fiscal 2010. We do not expect that the application of SFAS 157, when applied to nonfinancial assets and liabilities, will have a material impact on our results of operations or financial position.

SFAS 166  In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140” (“SFAS 166”). SFAS 166 eliminates the concept of a qualifying special-purpose entity; removes the scope exception from applying FASB Interpretation No. 46(R), “Consolidation of Variable Interest Entities” to qualifying special-purpose entities; changes the requirements for derecognizing financial assets; and requires enhanced disclosure. SFAS 166 is effective for us beginning in the first quarter of fiscal 2011. We are currently evaluating the impact that the adoption of SFAS 166 will have on our consolidated financial statements.

SFAS 167  In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)” (“SFAS 167”). SFAS 167 replaces the quantitative-based risks and rewards approach with a qualitative approach that focuses on identifying which enterprise has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance. It also requires an ongoing reassessment of whether an entity is the primary beneficiary, and it requires additional disclosures about an enterprise’s involvement in variable interest entities. SFAS 167 is effective for us beginning in the first quarter of fiscal 2011. We are currently evaluating the impact that the adoption of SFAS 167 will have on our consolidated financial statements.

IFRS  International Financial Reporting Standards (IFRS) is a comprehensive series of accounting standards published by the International Accounting Standards Board (IASB). In November 2008, the SEC issued for comment a proposed roadmap outlining several milestones that, if achieved, could lead to mandatory adoption of IFRS by U.S. issuers in 2014. The roadmap also contained proposed rule changes that would permit early adoption of IFRS by a limited number of eligible U.S. issuers beginning with filings in 2010. According to the roadmap, the SEC would make a determination in 2011 regarding the mandatory adoption of IFRS. We are currently assessing the impact that this potential change would have on our consolidated financial statements, and we will continue to monitor the development of the potential implementation of IFRS as well as the ongoing convergence efforts of the FASB and the IASB.

2009 Annual Report  29

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

The following sections discuss the effects of changes in our balance sheet, contractual obligations, other commitments, and the stock repurchase program on our liquidity and capital resources. In the difficult macroeconomic environment during fiscal 2009, we maintained our strong financial position by monitoring and mitigating risks with respect to our investment portfolio and other working capital-related areas. With regard to receivables, we continued to apply our credit standards and policies in making our financial decisions. We also continued to review our inventory and purchase commitments to ensure that the balances were appropriate relative to our lower revenue levels during fiscal 2009. We continued to maintain a strong cash position and a high-quality investment portfolio. Because of the above measures, we believe that the global economic downturn during fiscal 2009 did not materially and adversely impact the quality of our investment portfolio and working capital as of July 25, 2009.

Balance Sheet and Cash Flows

Cash and Cash Equivalents and Investments  The following table summarizes our cash and cash equivalents and investments (in millions):

	July 25, 2009	July 26, 2008	Increase (Decrease)
Cash and cash equivalents	$5,718	$5,191	$527
Fixed income securities	28,355	19,869	8,486
Publicly traded equity securities	928	1,175	(247)
Total	$35,001	$26,235	$8,766

The increase in cash and cash equivalents and investments was primarily the result of cash provided by operating activities of $9.9 billion in fiscal 2009, a decrease from $12.1 billion in fiscal 2008, as well as the issuance of $4.0 billion of senior notes in February 2009 ($500 million of which was used to repay other senior notes that were due in February 2009), and the issuance of common stock of $863 million related to employee stock option exercises and employee stock purchases. These factors were partially offset by the repurchase of common stock of $3.6 billion, capital expenditures of $1.0 billion, and acquisitions totaling $426 million.

Our total in cash and cash equivalents and investments held outside of the United States in various foreign subsidiaries was $29.1 billion and $24.4 billion, as of July 25, 2009 and July 26, 2008, respectively. The remaining balance held in the United States as of July 25, 2009 and July 26, 2008 was $5.9 billion and $1.8 billion, respectively. In fiscal 2009, the increase in the balance of total cash and cash equivalents and investments held in the United States was attributable primarily to the issuance of senior notes discussed above. Under current tax laws and regulations, if cash and cash equivalents and investments held outside the United States are distributed to the United States in the form of dividends or otherwise, we may be subject to additional U.S. income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes. For internal management purposes, we target specific ranges of net realizable cash, representing cash and cash equivalents and investments, net of (i) long-term debt and the present value of operating lease commitments, and (ii) U.S. income taxes that we estimate would be payable upon the distribution to the United States of cash and cash equivalents and investments held outside the United States.

We maintain an investment portfolio of various holdings, types, and maturities. We classify our investments as short term investments based on their nature and their availability for use in current operations. We believe the overall credit quality of our portfolio is strong, with our cash equivalents and fixed income portfolio invested in securities with a weighted-average credit rating exceeding AA. We believe that our strong cash and cash equivalents and investments position allows us to use our cash resources for strategic investments to gain access to new technologies, acquisitions, customer financing activities, working capital, and the repurchase of shares.

We expect that cash provided by operating activities may fluctuate in future periods as a result of a number of factors, including fluctuations in our operating results, the rate at which products are shipped during the period (which we refer to as shipment linearity), accounts receivable collections, inventory and supply chain management, deferred revenue, excess tax benefits from share-based compensation, and the timing and amount of tax and other payments. For additional discussion, see “Part I, Item 1A. Risk Factors” in our Annual Report on Form 10-K.

30  Cisco Systems, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Accounts Receivable, Net  The following table summarizes our accounts receivable, net (in millions), and DSO:

	July 25, 2009	July 26, 2008	Increase (Decrease)
Accounts receivable, net	$3,177	$3,821	$(644)
DSO	34	34	—

Our accounts receivable, net decreased during fiscal 2009 due to lower revenue during fiscal 2009. Our DSO as of July 25, 2009 was unchanged from the previous fiscal year end, as the negative effect on DSO from the timing of service billings in the later part of the fourth quarter of fiscal 2009 was offset by stronger collections.

Inventories and Purchase Commitments with Contract Manufacturers and Suppliers  The following table summarizes our inventories and purchase commitments with contract manufacturers and suppliers (in millions, except annualized inventory turns):

	July 25, 2009	July 26, 2008	Increase (Decrease)
Inventories	$1,074	$1,235	$(161)
Annualized inventory turns	11.7	11.9	(0.2)
Purchase commitments with contract manufacturers and suppliers	$2,157	$2,727	$(570)

The decline in our inventory and purchase commitments with contract manufacturers and suppliers was primarily a result of our response to the decrease in our revenue in fiscal 2009. Our finished goods consist of distributor inventory and deferred cost of sales and manufactured finished goods. Distributor inventory and deferred cost of sales are related to unrecognized revenue on shipments to distributors and retail partners as well as shipments to customers. Manufactured finished goods consist primarily of build-to-order and build-to-stock products. Service-related spares consist of reusable equipment related to our technical support and warranty activities. All inventories are accounted for at the lower of cost or market. Inventory is written down based on excess and obsolete inventories determined primarily by future demand forecasts. Inventory write-downs are measured as the difference between the cost of the inventory and market, based upon assumptions about future demand, and are charged to the provision for inventory, which is a component of our cost of sales.

We purchase components from a variety of suppliers and use several contract manufacturers to provide manufacturing services for our products. During the normal course of business, in order to manage manufacturing lead times and help ensure adequate component supply, we enter into agreements with contract manufacturers and suppliers that either allow them to procure inventory based upon criteria as defined by us or that establish the parameters defining our requirements. A significant portion of our reported purchase commitments arising from these agreements are firm, noncancelable, and unconditional commitments.

We record a liability, included in other current liabilities, for firm, noncancelable, and unconditional purchase commitments for quantities in excess of our future demand forecasts consistent with the valuation of our excess and obsolete inventory. The purchase commitments for inventory are expected to be primarily fulfilled within one year.

Inventory and supply chain management remain areas of focus as we balance the need to maintain supply chain flexibility to help ensure competitive lead times with the risk of inventory obsolescence because of rapidly changing technology and customer requirements. We believe the amount of our inventory and purchase commitments is appropriate for our revenue levels.

2009 Annual Report  31

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financing Receivables and Guarantees  The following table summarizes our financing receivables, financing guarantees, and the related deferred revenue (in millions):

	July 25, 2009	July 26, 2008	Increase (Decrease)
Lease receivables	$1,805	$1,552	$253
Financed service contracts	1,642	1,328	314
Loan receivables	861	607	254
Gross financing receivables	4,308	3,487	821
Financing guarantees — channel partner	334	450	(116)
Financing guarantees — end-user	405	380	25
Gross financing receivables and guarantees	5,047	4,317	730
Allowances for financing receivables	(327)	(274)	(53)
Deferred revenue related to financing receivables and guarantees	(2,639)	(2,091)	(548)
Financing receivables and guarantees, net	$2,081	$1,952	$129

Financing Receivables  We provide financing to certain end-user customers and channel partners to enable sales of our products, services, and networking solutions. These financing arrangements include leases, financed service contracts, and loans. These arrangements are generally collateralized by a security interest in the underlying assets. Lease receivables include sales-type and direct-financing leases. We also provide certain qualified customers financing for long-term service contracts, which primarily relate to technical support services. Our loan financing arrangements may include not only financing the acquisition of our products and services but also providing additional funds for other costs associated with network installation and integration of our products and services. We expect to continue to expand the use of our financing programs in the near term.

Financing Guarantees  In the normal course of business, third parties may provide financing arrangements to our customers and channel partners under financing programs. The financing arrangements to customers provided by third parties are related to leases and loans and typically have terms of up to three years. In some cases, we provide guarantees to third parties for these lease and loan arrangements. The financing arrangements to channel partners consist of revolving short-term financing provided by third parties, generally with payment terms ranging from 60 to 90 days. In certain instances, these financing arrangements result in a transfer of our receivables to the third party. The receivables are derecognized upon transfer, as these transfers qualify as true sales, and we receive a payment for the receivables from the third party based on our standard payment terms. These financing arrangements facilitate the working capital requirements of the channel partners and, in some cases, we guarantee a portion of these arrangements. We could be called upon to make payments under these guarantees in the event of nonpayment by the channel partners or end-user customers. Where we provide a guarantee, we defer the revenue associated with the channel partner and end-user financing arrangement in accordance with revenue recognition policies, or we record a liability for the fair value of the guarantees. In either case, the deferred revenue is recognized as revenue when the guarantee is removed.

Deferred Revenue Related to Financing Receivables and Guarantees  The majority of the deferred revenue in the table above is related to financed service contracts. The revenue related to financed service contracts, which primarily relates to technical support services, is deferred and included in deferred service revenue. The revenue related to financed service contracts is recognized ratably over the period during which the related services are to be performed. A portion of the revenue related to lease and loan receivables is also deferred and included in deferred product revenue based on revenue recognition criteria.

32  Cisco Systems, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Borrowings

Senior Notes  The following table summarizes the principal amount of our senior notes (in millions):

	July 25, 2009	July 26, 2008	Increase (Decrease)
Senior notes :
Floating-rate notes, due 2009 (“2009 Notes”)	$—	$500	$(500)
5.25% fixed-rate notes, due 2011 (“2011 Notes”)	3,000	3,000	—
5.50% fixed-rate notes, due 2016 (“2016 Notes”)	3,000	3,000	—
4.95% fixed-rate notes, due 2019 (“2019 Notes”)	2,000	—	2,000
5.90% fixed-rate notes, due 2039 (“2039 Notes”)	2,000	—	2,000
Total	$10,000	$6,500	$3,500

In February 2009, we issued $2.0 billion of 4.95% senior notes due 2019 (“2019 Notes”), and $2.0 billion of 5.90% senior notes due 2039 (“2039 Notes”), for an aggregate principal amount of $4.0 billion, as reflected in the preceding table. The proceeds from the offering are being used for general corporate purposes after repaying in full the 2009 Notes when they were due in February 2009.

Our senior notes were rated A1 by Moody’s Investors Service, Inc. and A+ by Standard & Poor’s Ratings Services as of July 25, 2009. Interest is payable semi-annually on each class of the senior fixed-rate notes, each of which is redeemable by the Company at any time, subject to a make-whole premium. We were in compliance with all debt covenants as of July 25, 2009.

Credit Facility  We have a credit agreement with certain institutional lenders that provides for a $2.9 billion unsecured revolving credit facility that is scheduled to expire on August 17, 2012. Any advances under the credit agreement will accrue interest at rates that are equal to, based on certain conditions, either (i) the higher of the Federal Funds rate plus 0.50% or Bank of America’s “prime rate” as announced from time to time, or (ii) the London Interbank Offered Rate (“LIBOR”) plus a margin that is based on our senior debt credit ratings as published by Standard & Poor’s Ratings Services and Moody’s Investors Service, Inc. The credit agreement requires that we comply with certain covenants including that we maintain an interest coverage ratio as defined in the agreement.

As of July 25, 2009, we were in compliance with the required interest coverage ratio and the other covenants, and we had not borrowed any funds under the credit facility. We may also, upon the agreement of either the then-existing lenders or of additional lenders not currently parties to the agreement, increase the commitments under the credit facility by up to an additional $2.0 billion and/or extend the expiration date of the credit facility up to August 15, 2014.

Deferred Revenue  The following table presents the breakdown of deferred revenue (in millions):

	July 25, 2009	July 26, 2008	Increase (Decrease)
Service	$6,496	$6,133	$363
Product	2,897	2,727	170
Total	$9,393	$8,860	$533
Reported as:
Current	$6,438	$6,197	$241
Noncurrent	2,955	2,663	292
Total	$9,393	$8,860	$533

The increase in deferred service revenue reflects the impact of new contract initiations and renewals, partially offset by an ongoing amortization of deferred service revenue. The increase in deferred product revenue was primarily related to an increase in shipments not having met revenue recognition criteria as well as other revenue deferrals associated with financing arrangements, partially offset by the timing of cash receipts related to unrecognized revenue from two-tier distributors.

2009 Annual Report  33

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations

The impact of contractual obligations on our liquidity and capital resources in future periods should be analyzed in conjunction with the factors that impact our cash flows from operations discussed above. In addition, we plan for and measure our liquidity and capital resources through an annual budgeting process. The following table summarizes our contractual obligations at July 25, 2009 (in millions):

	PAYMENTS DUE BY PERIOD
July 25, 2009	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Operating leases	$1,426	$345	$426	$235	$420
Purchase commitments with contract manufacturers and suppliers	2,157	2,157	—	—	—
Purchase obligations	1,544	943	301	218	82
Long-term debt	10,002	—	3,002	—	7,000
Other long-term liabilities	482	—	263	28	191
Total by period	$15,611	$3,445	$3,992	$481	$7,693
Other long-term liabilities (uncertainty in the timing of future payments)	2,064
Total	$17,675

Operating Leases  We lease office space in several U.S. locations. Outside the United States, larger leased sites are located in Australia, Belgium, China, France, Germany, India, Israel, Italy, Japan, and the United Kingdom. We also lease equipment and vehicles. Operating lease amounts include future minimum lease payments under all our noncancelable operating leases with an initial term in excess of one year.

Purchase Commitments with Contract Manufacturers and Suppliers  We purchase components from a variety of suppliers and use several contract manufacturers to provide manufacturing services for our products. A significant portion of our reported purchase commitments arising from these agreements are firm, noncancelable, and unconditional commitments. We record a liability for firm, noncancelable, and unconditional purchase commitments for quantities in excess of our future demand forecasts consistent with the valuation of our excess and obsolete inventory. As of July 25, 2009, the liability for these purchase commitments was $175 million and is recorded in other current liabilities and is not included in the preceding table.

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

Long-Term Debt  The amount of long-term debt in the preceding table represents the principal amount of the respective debt instruments. See Note 9 to the Consolidated Financial Statements.

Other Long-Term Liabilities  Other long-term liabilities include noncurrent income taxes payable, accrued liabilities for deferred compensation, noncurrent deferred tax liabilities, and certain other long-term liabilities. Due to the uncertainty in the timing of future payments, our noncurrent income taxes payable of approximately $2.0 billion and noncurrent deferred tax liabilities of $57 million were presented as one aggregated amount in the total column on a separate line in the preceding table. Noncurrent income taxes payable includes uncertain tax positions (see Note 14 to the Consolidated Financial Statements) partially offset by payments.

Other Commitments

In connection with our purchase acquisitions, asset purchases, and acquisitions of variable interest entities, we have agreed to pay certain additional amounts contingent upon the achievement of agreed-upon technology, development, product, or other milestones, or continued employment with us of certain employees of acquired entities. See Note 3 to the Consolidated Financial Statements.

We also have certain funding commitments primarily related to our investments in privately held companies and venture funds, some of which are based on the achievement of certain agreed-upon milestones, and some of which are required to be funded on demand. The funding commitments were approximately $313 million as of July 25, 2009, compared with approximately $359 million as of July 26, 2008.

34  Cisco Systems, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Off-Balance Sheet Arrangements

We consider our investments in unconsolidated variable interest entities to be off-balance sheet arrangements. In the ordinary course of business, we have investments in privately held companies and provide financing to certain customers. These privately held companies and customers may be considered to be variable interest entities. We have evaluated our investments in these privately held companies and our customer financings and have determined that there were no significant unconsolidated variable interest entities as of July 25, 2009.

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

We provide financing guarantees, which are generally for various third-party financing arrangements extended to our channel partners and end-user customers. We could be called upon to make payments under these guarantees in the event of nonpayment by the channel partners or end-user customers. See the further discussion of these financing guarantees under Financing Receivables and Guarantees above.

Stock Repurchase Program

In September 2001, our Board of Directors authorized a stock repurchase program. As of July 25, 2009, our Board of Directors had authorized an aggregate repurchase of up to $62 billion of common stock under this program, and as of July 25, 2009 the remaining authorized repurchase amount was $4.8 billion with no termination date. The stock repurchase activity under the stock repurchase program in fiscal 2008 and 2009 is summarized as follows (in millions, except per-share amounts):

	Shares Repurchased	Weighted- Average Price per Share	Amount Repurchased
Cumulative balance at July 28, 2007	2,228	$19.40	$43,229
Repurchase of common stock(1)	372	27.80	10,350
Cumulative balance at July 26, 2008	2,600	$20.60	$53,579
Repurchase of common stock(1)	202	17.89	3,600
Cumulative balance at July 25, 2009	2,802	$20.41	$57,179

(1)	Includes stock repurchases that were pending settlement as of the end of the respective fiscal years.

Liquidity and Capital Resource Requirements

Based on past performance and current expectations, we believe our cash and cash equivalents, investments, and cash generated from operations, and our ability to access capital markets, including committed credit lines, will satisfy our working capital needs, capital expenditures, investment requirements, stock repurchases, contractual obligations, commitments, principal payments on long-term debt, future customer financings, and other liquidity requirements associated with our operations through at least the next 12 months. There are no other transactions, arrangements, or other relationships with unconsolidated entities or other persons that are reasonably likely to materially affect liquidity, the availability, and our requirements for capital resources.

2009 Annual Report  35

Quantitative and Qualitative Disclosures About Market Risk

Our financial position is exposed to a variety of risks including interest rate risk, equity price risk, and foreign currency exchange risk.

Interest Rate Risk

Fixed Income Investments

We maintain an investment portfolio of various holdings, types, and maturities. Our primary objective for holding fixed income securities is to achieve an appropriate investment return consistent with preserving principal and managing risk. At any time, a sharp rise in interest rates or credit spreads could have a material adverse impact on the fair value of our fixed income investment portfolio. Conversely, declines in interest rates, including the impact from lower credit spreads, could have a material adverse impact on interest income for our investment portfolio. We may utilize derivative instruments designated as hedging instruments to achieve our investment objectives. We had no outstanding hedging instruments for our fixed income securities as of July 25, 2009. Our fixed income instruments are held for purposes other than trading. Our fixed income instruments are not leveraged as of July 25, 2009. See Note 7 to the Consolidated Financial Statements. We monitor our interest rate and credit risks, including our credit exposures to specific rating categories and to individual issuers. We believe the overall credit quality of our portfolio is strong, with our cash equivalents and fixed income portfolio invested in securities with a weighted-average credit rating exceeding AA.

The following tables present the hypothetical fair values of our fixed income securities, including the hedging effects when applicable, as a result of selected potential market decreases and increases in interest rates. For the balances as of July 25, 2009, the market changes reflect immediate hypothetical parallel shifts in the yield curve of plus or minus 50 basis points (“BPS”), plus 100 BPS, and plus 150 BPS. Due to the low interest rate environment at the end of fiscal 2009, we did not believe a parallel of shift of minus 100 BPS or minus 150 BPS was relevant for the July 25, 2009 balances. For the balances as of July 26, 2008, the market changes reflect immediate hypothetical parallel shifts in the yield curve of plus or minus 50 BPS, 100 BPS, and 150 BPS. The hypothetical fair values as of July 25, 2009 and July 26, 2008 are as follows (in millions):

	VALUATION OF SECURITIES GIVEN AN INTEREST RATE DECREASE OF X BASIS POINTS			FAIR VALUE AS OF JULY 25, 2009	VALUATION OF SECURITIES GIVEN AN INTEREST RATE INCREASE OF X BASIS POINTS
	(150 BPS)	(100 BPS)	(50 BPS)		50 BPS	100 BPS	150 BPS
Fixed income securities	N/A	N/A	$28,486	$28,355	$28,224	$28,093	$27,963

	VALUATION OF SECURITIES GIVEN AN INTEREST RATE DECREASE OF X BASIS POINTS			FAIR VALUE AS OF JULY 26, 2008	VALUATION OF SECURITIES GIVEN AN INTEREST RATE INCREASE OF X BASIS POINTS
	(150 BPS)	(100 BPS)	(50 BPS)		50 BPS	100 BPS	150 BPS
Fixed income securities	$20,216	$20,100	$19,985	$19,869	$19,753	$19,638	$19,522

Impairment charges on our investments in fixed income securities were $219 million for fiscal 2009. There were no impairment charges on our investments in fixed income securities in fiscal 2008 or 2007.

Long-Term Debt

As of July 25, 2009, we had $10.0 billion in principal amount of fixed-rate long-term debt outstanding, with a carrying amount of $10.3 billion and a fair value of $10.5 billion, which fair value is based on market prices. A hypothetical 50 BPS increase or decrease in market interest rates would decrease or increase, respectively, the fair value of the fixed-rate debt as of July 25, 2009 by approximately $300 million. However, this hypothetical change in interest rates would not impact the interest expense on the fixed-rate debt.

Equity Price Risk

The fair value of our equity investments in publicly traded companies is subject to market price volatility. We may hold equity securities for strategic purposes or to diversify our overall investment portfolio. Our equity portfolio consists of securities with characteristics that most closely match the Standard & Poor’s 500 Index or NASDAQ Composite Index. These equity securities are held for purposes other than trading. To manage our exposure to changes in the fair value of certain equity securities, we may enter into equity derivatives designated as hedging instruments.

36  Cisco Systems, Inc.

Quantitative and Qualitative Disclosures About Market Risk

Publicly Traded Equity Securities

The following tables present the hypothetical fair values of publicly traded equity securities as a result of selected potential decreases and increases in the price of each equity security in the portfolio, excluding hedged equity securities, if any. Potential fluctuations in the price of each equity security in the portfolio of plus or minus 10%, 20%, and 30% were selected based on potential near-term changes in those security prices. The hypothetical fair values as of July 25, 2009 and July 26, 2008 are as follows (in millions):

	VALUATION OF SECURITIES GIVEN AN X% DECREASE IN EACH STOCK’S PRICE			FAIR VALUE AS OF JULY 25, 2009	VALUATION OF SECURITIES GIVEN AN X% INCREASE IN EACH STOCK’S PRICE
	(30%)	(20%)	(10%)		10%	20%	30%
Publicly traded equity securities	$650	$742	$835	$928	$1,021	$1,114	$1,206

	VALUATION OF SECURITIES GIVEN AN X% DECREASE IN EACH STOCK’S PRICE			FAIR VALUE AS OF JULY 26, 2008	VALUATION OF SECURITIES GIVEN AN X% INCREASE IN EACH STOCK’S PRICE
	(30%)	(20%)	(10%)		10%	20%	30%
Publicly traded equity securities	$736	$842	$947	$1,052	$1,157	$1,262	$1,368

Impairment charges on our investments in publicly traded equity securities were $39 million for fiscal 2009. There were no impairment charges on our investments in publicly traded equity securities in fiscal 2008 or 2007.

Investments in Privately Held Companies

We have also invested in privately held companies. These investments are recorded in other assets in our Consolidated Balance Sheet and are accounted for either at cost or the equity method. As of July 25, 2009, the total carrying amount of our investments in privately held companies was $709 million, compared with $706 million at July 26, 2008. Some of the privately held companies in which we invested are in the startup or development stages. These investments are inherently risky because the markets for the technologies or products these companies are developing are typically in the early stages and may never materialize. We could lose our entire investment in these companies. Our evaluation of investments in privately held companies is based on the fundamentals of the businesses, including, among other factors, the nature of their technologies and potential for financial return. Our impairment charges on investments in privately held companies were $85 million, $12 million, and $22 million for fiscal 2009, 2008 and 2007, respectively.

Foreign Currency Exchange Risk

Our foreign exchange forward and option contracts are summarized as follows (in millions):

	July 25, 2009		July 26, 2008
	Notional Amount	Fair Value	Notional Amount	Fair Value
Forward contracts:
Purchased	$2,570	$5	$1,803	$5
Sold	$912	$(8)	$902	$2
Option contracts:
Purchased	$1,796	$82	$1,440	$50
Sold	$2,213	$(36)	$1,256	$(6)

We conduct business globally in numerous currencies. The direct effect of foreign currency fluctuations on sales has not been material because our sales are primarily denominated in U.S. dollars. However, if the U.S. dollar strengthens relative to other currencies, such strengthening could have an indirect effect on our sales to the extent it raises the cost of our products to non-U.S. customers and thereby reduces demand. A weaker U.S. dollar could have the opposite effect. However, the precise indirect effect of currency fluctuations is difficult to measure or predict because our sales are influenced by many factors in addition to the impact of such currency fluctuations.

2009 Annual Report  37

Quantitative and Qualitative Disclosures About Market Risk

Approximately 70% of our operating expenses are U.S.-dollar denominated. Foreign currency fluctuations, net of hedging, decreased our operating expenses, categorized as research and development, sales and marketing, and general and administrative, by approximately 1.8% in fiscal 2009 compared with fiscal 2008 and increased our operating expenses by approximately 2.5% in fiscal 2008 compared with fiscal 2007. To reduce variability in operating expenses and service cost of sales caused by non-U.S.-dollar denominated operating expenses and costs, we hedge certain foreign currency forecasted transactions with currency options and forward contracts. These hedging programs are not designed to provide foreign currency protection over long time horizons. In designing a specific hedging approach, we consider several factors, including offsetting exposures, significance of exposures, costs associated with entering into a particular hedge instrument, and potential effectiveness of the hedge. The gains and losses on foreign exchange contracts mitigate the effect of currency movements on our operating expenses and service cost of sales.

We also enter into foreign exchange forward and option contracts to reduce the short-term effects of foreign currency fluctuations on receivables, investments, and payables, denominated in currencies other than the functional currencies of the entities. The market risks associated with these foreign currency receivables, investments, and payables relate primarily to variances from our forecasted foreign currency transactions and balances. Our forward and option contracts generally have the following maturities:

Maturities
Forward and option contracts—forecasted transactions related to operating expenses and service cost of sales	Up to 18 months
Forward contracts—current assets and liabilities	Up to 3 months
Forward contracts—net investments in foreign subsidiaries	Up to 6 months
Forward contracts—long-term customer financings	Up to 2 years
Forward contracts—investments	Up to 2 years

We do not enter into foreign exchange forward or option contracts for trading purposes.

38  Cisco Systems, Inc.

Consolidated Balance Sheets

(in millions, except par value)

	July 25, 2009	July 26, 2008
ASSETS
Current assets:
Cash and cash equivalents	$5,718	$5,191
Investments	29,283	21,044
Accounts receivable, net of allowance for doubtful accounts of $216 at July 25, 2009 and $177 at July 26, 2008	3,177	3,821
Inventories	1,074	1,235
Deferred tax assets	2,320	2,075
Prepaid expenses and other current assets	2,605	2,333
Total current assets	44,177	35,699
Property and equipment, net	4,043	4,151
Goodwill	12,925	12,392
Purchased intangible assets, net	1,702	2,089
Other assets	5,281	4,403
TOTAL ASSETS	$68,128	$58,734

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	$—	$500
Accounts payable	675	869
Income taxes payable	166	107
Accrued compensation	2,535	2,428
Deferred revenue	6,438	6,197
Other current liabilities	3,841	3,757
Total current liabilities	13,655	13,858
Long-term debt	10,295	6,393
Income taxes payable	2,007	749
Deferred revenue	2,955	2,663
Other long-term liabilities	539	669
Total liabilities	29,451	24,332
Commitments and contingencies (Note 11)

Minority interest	30	49

Shareholders’ equity:
Preferred stock, no par value: 5 shares authorized; none issued and outstanding	—	—
Common stock and additional paid-in capital, $ 0.001 par value: 20,000 shares authorized; 5,785 and 5,893 shares issued and outstanding at July 25, 2009 and July 26, 2008, respectively	34,344	33,505
Retained earnings	3,868	120
Accumulated other comprehensive income	435	728
Total shareholders’ equity	38,647	34,353
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$68,128	$58,734

See Notes to Consolidated Financial Statements.

2009 Annual Report  39

Consolidated Statements of Operations

(in millions, except per-share amounts)

Years Ended	July 25, 2009	July 26, 2008	July 28, 2007
NET SALES:
Product	$29,131	$33,099	$29,462
Service	6,986	6,441	5,460
Total net sales	36,117	39,540	34,922
COST OF SALES:
Product	10,481	11,660	10,567
Service	2,542	2,534	2,096
Total cost of sales	13,023	14,194	12,663
GROSS MARGIN	23,094	25,346	22,259

OPERATING EXPENSES:
Research and development	5,208	5,325	4,598
Sales and marketing	8,403	8,690	7,401
General and administrative	1,565	1,387	1,151
Amortization of purchased intangible assets	533	499	407
In-process research and development	63	3	81
Total operating expenses	15,772	15,904	13,638
OPERATING INCOME	7,322	9,442	8,621
Interest income (expense), net	499	824	715
Other income (loss), net	(128)	(11)	125
Interest and other income, net	371	813	840
INCOME BEFORE PROVISION FOR INCOME TAXES	7,693	10,255	9,461
Provision for income taxes	1,559	2,203	2,128
NET INCOME	$6,134	$8,052	$7,333
Net income per share—basic	$1.05	$1.35	$1.21
Net income per share—diluted	$1.05	$1.31	$1.17
Shares used in per-share calculation—basic	5,828	5,986	6,055
Shares used in per-share calculation—diluted	5,857	6,163	6,265

See Notes to Consolidated Financial Statements.

40  Cisco Systems, Inc.

Consolidated Statements of Cash Flows

(in millions)

Years Ended	July 25, 2009	July 26, 2008	July 28, 2007
Cash flows from operating activities:
Net income	$6,134	$8,052	$7,333
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, amortization, and other noncash items	1,768	1,744	1,413
Employee share-based compensation expense	1,140	1,025	931
Share-based compensation expense related to acquisitions and investments	91	87	34
Provision for doubtful accounts	54	34	6
Deferred income taxes	(574)	(772)	(622)
Excess tax benefits from share-based compensation	(22)	(413)	(918)
In-process research and development	63	3	81
Net losses (gains) on investments	80	(103)	(210)
Change in operating assets and liabilities, net of effects of acquisitions:
Accounts receivable	610	171	(597)
Inventories	187	104	61
Lease receivables, net	(222)	(488)	(156)
Accounts payable	(208)	62	(107)
Income taxes payable and receivable	768	178	1,104
Accrued compensation	175	351	479
Deferred revenue	572	1,812	1,293
Other assets	(780)	(361)	(452)
Other liabilities	61	603	431
Net cash provided by operating activities	9,897	12,089	10,104
Cash flows from investing activities:
Purchases of investments	(41,225)	(22,399)	(20,532)
Proceeds from sales of investments	20,473	16,086	15,273
Proceeds from maturities of investments	12,352	3,904	2,095
Acquisition of property and equipment	(1,005)	(1,268)	(1,251)
Acquisition of businesses, net of cash and cash equivalents acquired	(426)	(398)	(3,684)
Change in investments in privately held companies	(89)	(101)	(92)
Other	(39)	(17)	(151)
Net cash used in investing activities	(9,959)	(4,193)	(8,342)
Cash flows from financing activities:
Issuance of common stock	863	3,117	5,306
Repurchase of common stock	(3,611)	(10,441)	(7,681)
Issuance of long-term debt	3,991	—	—
Repayment of long-term debt	(500)	—	—
Settlement of interest rate derivatives related to long-term debt	(42)	432	—
Excess tax benefits from share-based compensation	22	413	918
Other	(134)	46	126
Net cash provided by (used in) financing activities	589	(6,433)	(1,331)
Net increase in cash and cash equivalents	527	1,463	431
Cash and cash equivalents, beginning of fiscal year	5,191	3,728	3,297
Cash and cash equivalents, end of fiscal year	$5,718	$5,191	$3,728

See Notes to Consolidated Financial Statements.

2009 Annual Report  41

Consolidated Statements of Shareholders’ Equity

(in millions)

	Shares of Common Stock	Common Stock and Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income	Total Shareholders’ Equity
BALANCE AT JULY 29, 2006	6,059	$24,257	$(617)	$272	$23,912
Net income	—	—	7,333	—	7,333
Change in unrealized gains and losses on investments	—	—	—	124	124
Change in derivative instruments	—	—	—	5	5
Change in cumulative translation adjustment and other	—	—	—	161	161

Comprehensive income					7,623

Issuance of common stock	325	5,306	—	—	5,306
Repurchase of common stock	(297)	(1,296)	(6,485)	—	(7,781)
Tax benefits from employee stock incentive plans	—	995	—	—	995
Purchase acquisitions	13	462	—	—	462
Employee share-based compensation expense	—	929	—	—	929
Share-based compensation expense related to acquisitions and investments	—	34	—	—	34
BALANCE AT JULY 28, 2007	6,100	$30,687	$231	$562	$31,480
Cumulative effect of adopting FIN 48	—	249	202	—	451
BALANCE AT JULY 29, 2007	6,100	30,936	433	562	31,931
Net income	—	—	8,052	—	8,052
Change in unrealized gains and losses on investments	—	—	—	(61)	(61)
Change in cumulative translation adjustment and other	—	—	—	227	227

Comprehensive income					8,218

Issuance of common stock	165	3,117	—	—	3,117
Repurchase of common stock	(372)	(2,015)	(8,365)	—	(10,380)
Tax benefits from employee stock incentive plans	—	346	—	—	346
Purchase acquisitions	—	9	—	—	9
Employee share-based compensation expense	—	1,025	—	—	1,025
Share-based compensation expense related to acquisitions and investments	—	87	—	—	87
BALANCE AT JULY 26, 2008	5,893	$33,505	$120	$728	$34,353
Net income	—	—	6,134	—	6,134
Change in unrealized gains and losses on investments	—	—	—	(3)	(3)
Change in derivative instruments	—	—	—	(49)	(49)
Change in cumulative translation adjustment and other	—	—	—	(192)	(192)

Comprehensive income					5,890

Cumulative effect of adopting FSP 115-2	—	—	49	(49)	—
Issuance of common stock	67	863	—	—	863
Repurchase of common stock	(202)	(1,188)	(2,435)	—	(3,623)
Tax benefits from employee stock incentive plans, including transfer pricing adjustments	—	(582)	—	—	(582)
Purchase acquisitions	27	515	—	—	515
Employee share-based compensation expense	—	1,140	—	—	1,140
Share-based compensation expense related to acquisitions and investments	—	91	—	—	91
BALANCE AT JULY 25, 2009	5,785	$34,344	$3,868	$435	$38,647

Supplemental Information

In September 2001, the Company’s Board of Directors authorized a stock repurchase program. As of July 25, 2009, the Company’s Board of Directors had authorized an aggregate repurchase of up to $62 billion of common stock under this program. For additional information regarding stock repurchases, see Note 12 to the Consolidated Financial Statements. The stock repurchases since the inception of this program and the related impact on shareholders’ equity are summarized in the following table (in millions):

	Shares of Common Stock	Common Stock and Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income	Total Shareholders’ Equity
Repurchases of common stock	2,802	$10,740	$46,439	$—	$57,179

See Notes to Consolidated Financial Statements.

42  Cisco Systems, Inc.

Notes to Consolidated Financial Statements

1. Basis of Presentation

The fiscal year for Cisco Systems, Inc. (the “Company” or “Cisco”) is the 52 or 53 weeks ending on the last Saturday in July. Fiscal 2009, 2008, and 2007 were 52-week fiscal years. The Consolidated Financial Statements include the accounts of Cisco and its subsidiaries. All significant intercompany accounts and transactions have been eliminated. The Company conducts business globally and is primarily managed on a geographic basis in the following theaters: United States and Canada, European Markets, Emerging Markets, Asia Pacific, and Japan. The Emerging Markets theater consists of Eastern Europe, Latin America, the Middle East and Africa, and Russia and the Commonwealth of Independent States.

The Company has evaluated subsequent events, as defined by SFAS No. 165, “Subsequent Events,” through the date that the financial statements were issued on September 10, 2009.

2. Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents  The Company considers all highly liquid investments purchased with an original or remaining maturity of less than three months at the date of purchase to be cash equivalents. Cash and cash equivalents are maintained with various financial institutions.

(b) Investments  The Company’s investments include government and government agency securities, corporate debt securities, asset-backed securities, and publicly traded equity securities. These investments are held in the custody of several major financial institutions. The specific identification method is used to determine the cost basis of fixed income securities sold. The weighted-average method is used to determine the cost basis of publicly traded equity securities sold. The Company classifies its investments as available-for-sale and these investments are recorded in the Consolidated Balance Sheets at fair value. Unrealized gains and losses on these investments, to the extent the investments are unhedged, are included as a separate component of accumulated other comprehensive income (AOCI), net of tax. The Company classifies its investments as current or noncurrent based on the nature of the investments and their availability for use in current operations.

Other-Than-Temporary Impairments  Effective April 26, 2009, the Company adopted FSP 115-2, which amends other-than-temporary impairment guidance relating to debt securities. If the fair value of a debt security is less than its amortized cost, the Company assesses whether the impairment is other than temporary. An impairment is considered other than temporary if (i) the Company has the intent to sell the security, (ii) it is more likely than not that the Company will be required to sell the security before recovery of the entire amortized cost basis, or (iii) the Company does not expect to recover the entire amortized cost basis of the security. If an impairment is considered other than temporary based on condition (i) or (ii) described above, the entire difference between the amortized cost and the fair value of the debt security is recognized in earnings. If an impairment is considered other than temporary based on condition (iii), the amount representing credit losses (defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis of the debt security) will be recognized in earnings and the amount relating to all other factors will be recognized in OCI. Upon the adoption of FSP 115-2, the Company recorded a cumulative effect adjustment of $49 million, which resulted in an increase to the balance of retained earnings with a corresponding decrease to OCI. Prior to the adoption of FSP 115-2, the Company recognized impairment charges on fixed income securities using the impairment policy as is currently applied to publicly traded equity securities, as discussed below.

The Company recognizes an impairment charge on publicly traded equity securities when a decline in the fair value of its investments in publicly traded equity securities below the cost basis is judged to be other than temporary. The Company considers various factors in determining whether a decline in the fair value of these investments is other than temporary, including the length of time and extent to which the fair value of the security has been less than the Company’s cost basis, the financial condition and near-term prospects of the issuer, and the Company’s intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value.

Investments in privately held companies are included in other assets in the Consolidated Balance Sheets and are primarily accounted for using either the cost or equity method. The Company monitors these investments for impairments and makes appropriate reductions in carrying values if the Company determines that an impairment charge is required based primarily on the financial condition and near-term prospects of these companies.

(c) Inventories  Inventories are stated at the lower of cost or market. Cost is computed using standard cost, which approximates actual cost, on a first-in, first-out basis. The Company provides inventory write-downs based on excess and obsolete inventories determined primarily by future demand forecasts. The write-down is measured as the difference between the cost of the inventory and market based upon assumptions about future demand and charged to the provision for inventory, which is a component of cost of sales. At the point of the loss recognition, a new, lower-cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. In addition, the Company records a liability for firm, noncancelable, and unconditional purchase commitments with contract manufacturers and suppliers for quantities in excess of the Company’s future demand forecasts consistent with its valuation of excess and obsolete inventory.

2009 Annual Report  43

Notes to Consolidated Financial Statements

(d) Allowance for Doubtful Accounts  The allowance for doubtful accounts is based on the Company’s assessment of the collectibility of customer accounts. The Company regularly reviews the allowance by considering factors such as historical experience, credit quality, age of the accounts receivable balances, and economic conditions that may affect a customer’s ability to pay.

(e) Financing Receivables and Guarantees  The Company provides financing arrangements, including leases, financed service contracts, and loans, for certain qualified end-user customers to build, maintain, and upgrade their networks. Lease receivables primarily represent sales-type and direct-financing leases. Leases and loans typically have a three-year term and are usually collateralized by a security interest in the underlying assets. Financed service contracts also typically have terms of one to three years and primarily relate to technical support services. The Company maintains an allowance for uncollectible financing receivables based on a variety of factors, including the risk rating of the portfolio, macroeconomic conditions, historical experience, and other market factors.

In addition, the Company facilitates third-party financing arrangements for channel partners, consisting of revolving short-term financing, generally with payment terms ranging from 60 to 90 days. In certain instances, these financing arrangements result in a transfer of the Company’s receivables to the third party. The receivables are derecognized upon transfer, as these transfers qualify as true sales, and the Company receives a payment for the receivables from the third party based on the Company’s standard payment terms. These financing arrangements facilitate the working capital requirements of the channel partners and, in some cases, the Company guarantees a portion of these arrangements. The Company also provides financing guarantees for third-party financing arrangements extended to end-user customers related to leases and loans, which typically have terms of up to three years. The Company could be called upon to make payments under these guarantees in the event of nonpayment by the channel partners or end-user customers. Deferred revenue is recorded in accordance with revenue recognition policies or for the fair value of the financing guarantees.

(f) Depreciation and Amortization  Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method, generally over the following periods:

Period
Buildings	25 years
Building improvements	10 years
Furniture and fixtures	5 years
Production, engineering, and other equipment	Up to 5 years
Computer equipment and related software	30 to 36 months
Operating lease assets	Based on lease term— generally up to 3 years
Depreciation and amortization of leasehold improvements	Shorter of remaining lease term or 5 years

(g) Goodwill and Purchased Intangible Assets  Goodwill is tested for impairment on an annual basis in the fourth fiscal quarter and between annual tests in certain circumstances, and written down when impaired. Based on the impairment tests performed, there was no impairment of goodwill in fiscal 2009, 2008, or 2007. Purchased intangible assets are amortized over their useful lives unless these lives are determined to be indefinite. Purchased intangible assets are carried at cost, less accumulated amortization. Amortization is computed over the estimated useful lives of the respective assets, generally two to seven years.

(h) Impairment of Long-Lived Assets  Long-lived assets and certain identifiable intangible assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability of long-lived assets is based on an estimate of the undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of an impairment loss for long-lived assets and certain identifiable intangible assets that management expects to hold and use is based on the fair value of the asset. Long-lived assets and certain identifiable intangible assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

(i) Derivative Instruments  The Company recognizes derivative instruments as either assets or liabilities and measures those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. For a derivative instrument designated as a fair value hedge, the gain or loss is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributed to the risk being hedged. For a derivative instrument designated as a cash flow hedge, the effective portion of the derivative’s gain or loss is initially reported as a component of AOCI and subsequently reclassified into earnings when the hedged exposure affects earnings. The ineffective portion of the gain or loss is reported in earnings immediately. For derivative instruments that are not designated as accounting hedges, changes in fair value are recognized in earnings in the period of change.

44  Cisco Systems, Inc.

Notes to Consolidated Financial Statements

(j) Minority Interest  The Company consolidates its investment in a venture fund managed by SOFTBANK Corp. and its affiliates (“SOFTBANK”). The minority interest on the Consolidated Balance Sheets represents SOFTBANK’s share of the venture fund.

(k) Foreign Currency Translation  Assets and liabilities of non-U.S. subsidiaries that operate in a local currency environment, where that local currency is the functional currency, are translated to U.S. dollars at exchange rates in effect at the balance sheet date, with the resulting translation adjustments directly recorded to a separate component of AOCI. Income and expense accounts are translated at average exchange rates during the year. Remeasurement adjustments are recorded in other income (loss), net. The effect of foreign currency exchange rates on cash and cash equivalents was not material for any of the years presented.

(l) Concentrations of Risk  Cash and cash equivalents are maintained with several financial institutions. Deposits held with banks may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand and are maintained with financial institutions with reputable credit and therefore bear minimal credit risk. The Company seeks to mitigate its credit risks by spreading such risks across multiple counterparties and monitoring the risk profiles of these counterparties.

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

(m) Revenue Recognition  The Company’s products are generally integrated with software that is essential to the functionality of the equipment. Additionally, the Company provides unspecified software upgrades and enhancements related to the equipment through its maintenance contracts for most of its products. Accordingly, the Company accounts for revenue in accordance with Statement of Position No. 97-2, “Software Revenue Recognition,” and all related interpretations. For sales of products where software is incidental to the equipment, or in hosting arrangements, the Company applies the provisions of Staff Accounting Bulletin No. 104, “Revenue Recognition,” and all related interpretations.

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

When a sale involves multiple elements, such as sales of products that include services, the entire fee from the arrangement is allocated to each respective element based on its relative fair value and recognized when revenue recognition criteria for each element are met. Fair value for each element is established based on the sales price charged when the same element is sold separately based on vendor-specific objective evidence.

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

The Company includes shipping and handling fees billed to customers in net sales with the associated costs included in cost of sales.

(n) Advertising Costs  The Company expenses all advertising costs as incurred. Advertising costs were not material for any of the years presented.

(o) Share-Based Compensation Expense  The Company measures and recognizes the compensation expense for all share-based awards made to employees and directors including employee stock options and employee stock purchases related to the Employee Stock Purchase Plan (“employee stock purchase rights”) based on estimated fair values. The fair value of employee stock options and employee stock purchase rights is estimated on the date of grant using a lattice-binomial option-pricing model (“lattice-binomial model”). The value of awards that are ultimately expected to vest is recognized as expense over the requisite service periods in the Company’s Consolidated Statements of Operations. Because share-based compensation expense recognized in the Consolidated Statements of Operations is based on awards ultimately expected to vest, it has been reduced for forfeitures.

2009 Annual Report  45

Notes to Consolidated Financial Statements

The Company’s determination of fair value of employee stock options and employee stock purchase rights on the date of grant using a lattice-binomial model is affected by the Company’s stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, the Company’s expected stock price volatility over the term of the awards and actual and projected employee stock option exercise behaviors. Option-pricing models were developed for use in estimating the value of traded options that have no vesting or hedging restrictions and are fully transferable. Because the Company’s employee stock options and employee stock purchase rights have certain characteristics that are significantly different from traded options and because changes in the subjective assumptions can materially affect the estimated value, in management’s opinion, the existing valuation models may not provide an accurate measure of the fair value of the Company’s employee stock options. Although the fair value of employee stock options is determined using an option-pricing model, that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction. The Company measures the fair value of restricted stock and restricted stock units as if the awards were vested and issued on the grant date.

(p) Software Development Costs  Software development costs required to be capitalized for software sold, leased, or otherwise marketed have not been material to date. Software development costs required to be capitalized for internal use software have also not been material to date.

(q) Income Taxes  Income tax expense is based on pretax financial accounting income. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts. Valuation allowances are recorded to reduce deferred tax assets to the amount that will more likely than not be realized.

The Company accounts for uncertainty in income taxes pursuant to FIN 48. FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Company classifies the liability for unrecognized tax benefits as current to the extent that the Company anticipates payment (or receipt) of cash within one year. Interest and penalties related to uncertain tax positions are recognized in the provision for income taxes.

(r) Computation of Net Income per Share  Basic net income per share is computed using the weighted-average number of common shares outstanding during the period. Diluted net income per share is computed using the weighted-average number of common shares and dilutive potential common shares outstanding during the period. Diluted shares outstanding include the dilutive effect of in-the-money options and unvested restricted stock and stock units. The dilutive effect is calculated based on the average share price for each fiscal period using the treasury stock method. Under the treasury stock method, the amount the employee must pay for exercising stock options, the amount of compensation cost for future service that the Company has not yet recognized, and the amount of tax benefits that would be recorded in additional paid-in capital when the award becomes deductible are assumed to be used to repurchase shares.

(s) Consolidation of Variable Interest Entities  In the event that the Company is the primary beneficiary of a variable interest entity, the assets, liabilities, and results of operations of the variable interest entity will be included in the Company’s consolidated financial statements.

(t) Use of Estimates  The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires management to make estimates and judgments that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Estimates are used for the following, among others:

•	Revenue recognition
•	Allowances for receivables and sales returns
•	Inventory valuation and liability for purchase commitments with contract manufacturers and suppliers
•	Warranty costs
•	Share-based compensation expense
•	Fair value measurements and other-than-temporary impairments
•	Goodwill impairments
•	Income taxes
•	Loss contingencies

The actual results experienced by the Company may differ materially from management’s estimates.

46  Cisco Systems, Inc.

Notes to Consolidated Financial Statements

(u) Recent Accounting Pronouncements Not Yet Effective

SFAS 141(R) and SFAS 160  In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141(R)”) and SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51” (“SFAS 160”). In April 2009, the FASB issued FSP FAS 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies” (“FSP 141(R)-1”).

SFAS 141(R) will significantly change previous accounting practices regarding business combinations. Among the more significant changes, SFAS 141(R) expands the definition of a business and a business combination; requires the acquirer to recognize the assets acquired, liabilities assumed and noncontrolling interests (including goodwill) measured at fair value at the acquisition date; requires acquisition-related expenses and restructuring costs to be recognized separately from the business combination; requires assets acquired and liabilities assumed to be recognized at their acquisition-date fair values with subsequent changes recognized in earnings; and requires in-process research and development to be capitalized at fair value as an indefinite-lived intangible asset. FSP 141(R)-1 amends and clarifies SFAS 141(R) to address application issues on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. SFAS 160 will change the accounting and reporting for minority interests, reporting them as equity separate from the parent entity’s equity, as well as requiring expanded disclosures.

Each of SFAS 141(R), FSP 141(R)-1 and SFAS 160 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and therefore will be effective for the Company beginning in the first quarter of fiscal 2010. SFAS 141(R) and its related FSP are effective for acquisitions closing in fiscal 2010, with impacts that may vary depending on each specific business combination or asset purchase. Upon adoption of SFAS 160, the Company will disclose its noncontrolling interests in accordance with the guidance, and it does not expect that there will be a material impact on its results of operations or financial position.

FSP FAS 157-2  In February 2008, the FASB issued FSP FAS 157-2, “Effective Date of FASB Statement No. 157” (“FSP 157-2”), which delayed the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until the beginning of the Company’s fiscal 2010. The Company does not expect that the application of SFAS 157, when applied to nonfinancial assets and liabilities, will have a material impact on its results of operations or financial position.

SFAS 166  In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140” (“SFAS 166”). SFAS 166 eliminates the concept of a qualifying special-purpose entity; removes the scope exception from applying FASB Interpretation No. 46(R), “Consolidation of Variable Interest Entities” to qualifying special-purpose entities; changes the requirements for derecognizing financial assets; and requires enhanced disclosure. SFAS 166 is effective for the Company beginning in the first quarter of fiscal 2011. The Company is currently evaluating the impact that the adoption of SFAS 166 will have on its consolidated financial statements.

SFAS 167  In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)” (“SFAS 167”). SFAS 167 replaces the quantitative-based risks and rewards approach with a qualitative approach that focuses on identifying which enterprise has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance. It also requires an ongoing reassessment of whether an entity is the primary beneficiary and requires additional disclosures about an enterprise’s involvement in variable interest entities. SFAS 167 is effective for the Company beginning in the first quarter of fiscal 2011. The Company is currently evaluating the impact that the adoption of SFAS 167 will have on its consolidated financial statements.

(v) Reclassifications  Certain reclassifications have been made to amounts for prior years in order to conform to the current year’s presentation.

2009 Annual Report  47

Notes to Consolidated Financial Statements

3. Business Combinations

(a) Purchase Acquisitions

Under the terms of the definitive agreements related to the Company’s purchase acquisitions completed during fiscal 2009, 2008, and 2007, the purchase consideration consisted of one or more of cash, shares of Cisco common stock, or fully vested share-based awards assumed.

A summary of the purchase acquisitions completed in fiscal 2009, 2008, and 2007 is as follows (in millions):

	Shares Issued	Purchase Consideration	In-Process R&D Expense	Purchased Intangible Assets	Goodwill
Fiscal 2009
PostPath, Inc.	—	$197	$3	$52	$152
Pure Digital Technologies, Inc.	27	533	52	191	299
Pure Networks, Inc.	—	105	—	30	79
Tidal Software, Inc.	—	92	8	52	35
Other	—	54	—	23	33
Total	27	$981	$63	$348	$598

Fiscal 2008	Shares Issued	Purchase Consideration	In-Process R&D Expense	Purchased Intangible Assets	Goodwill
Navini Networks, Inc.	—	$276	$—	$108	$172
Securent, Inc.	—	75	—	24	56
Other	—	61	3	14	37
Total	—	$412	$3	$146	$265

Fiscal 2007	Shares Issued	Purchase Consideration	In-Process R&D Expense	Purchased Intangible Assets	Goodwill
Arroyo Video Solutions, Inc.	—	$86	$3	$25	$57
IronPort Systems, Inc.	13	718	7	231	539
Reactivity, Inc.	—	110	1	39	72
WebEx Communications, Inc.	—	3,025	66	541	2,098
Other	—	275	4	90	180
Total	13	$4,214	$81	$926	$2,946

The purchase consideration for the Company’s purchase acquisitions was also allocated to tangible assets acquired and liabilities assumed.

Fiscal 2009

•	The Company acquired PostPath, Inc. to enhance the existing email and calendaring capabilities of the Cisco WebEx Connect collaboration platform.

•	The Company acquired Pure Digital Technologies, Inc. to provide consumer-friendly video solutions designed to have mass-market appeal.

•	The Company acquired Pure Networks, Inc. to provide solutions designed to allow end users to easily set up and manage a home network and connect a range of devices, applications, and services.

•	The Company acquired Tidal Software, Inc. to provide intelligent application management and automation solutions for data centers.

Fiscal 2008

•	The Company acquired Navini Networks, Inc. to extend the Company’s WiMAX solutions for service providers.

•

The Company acquired Securent, Inc. to allow the Company to offer its enterprise customers policy management software solutions, which are designed to allow enterprises to administer, enforce, and audit access to data, communications, and applications across different types of IT environments.

48  Cisco Systems, Inc.

Notes to Consolidated Financial Statements

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

•

The Company acquired WebEx Communications, Inc. (“WebEx”), a provider of on-demand collaboration applications. WebEx’s network-based solution for delivering business-to-business collaboration extends the Company’s unified communications portfolio, particularly within the small and medium-sized business (SMB) market.

The Consolidated Financial Statements include the operating results of each business from the date of acquisition. Pro forma results of operations for the acquisitions completed during fiscal 2009, 2008, and 2007 have not been presented because the effects of the acquisitions, individually or in the aggregate, were not material to the Company’s financial results.

(b) Compensation Expense Related to Acquisitions and Investments

The following table presents the compensation expense related to acquisitions and investments (in millions):

Years Ended	July 25, 2009	July 26, 2008	July 28, 2007
Cash compensation expense	$291	$340	$59
Share-based compensation expense	91	87	34
Total	$382	$427	$93

Cash Compensation Expense  In connection with the Company’s purchase acquisitions, asset purchases, and acquisitions of variable interest entities, the Company has agreed to pay certain additional amounts contingent upon the achievement of certain agreed-upon technology, development, product, or other milestones, or the continued employment with the Company of certain employees of the acquired entities. In each case, any additional amounts paid will be recorded as compensation expense. As of July 25, 2009, the Company may be required to recognize future compensation expense pursuant to these agreements of up to $293 million, which includes the remaining potential amount of additional compensation expense related to Nuova Systems, Inc. (“Nuova Systems”).

Nuova Systems, Inc.  During fiscal 2008, the Company purchased the remaining interests in Nuova Systems not previously held by the Company, representing approximately 20% of Nuova Systems. Under the terms of the merger agreement, the former minority interest holders of Nuova Systems are eligible to receive up to three milestone payments based on agreed-upon formulas. During fiscal 2009, the Company recorded approximately $146 million of compensation expense, and through July 25, 2009 the Company has recorded an aggregate compensation expense of $423 million related to the fair value of amounts that are expected to be earned by the minority interest holders pursuant to a vesting schedule. Actual amounts payable to the former minority interest holders of Nuova Systems will depend upon achievement under the agreed-upon formulas.

Subsequent changes to the fair value of the amounts probable of being earned and the continued vesting will result in adjustments to the recorded compensation expense. The potential amount that could be recorded as compensation expense may be up to a maximum of $678 million, including the $423 million that has been expensed through July 25, 2009. The compensation is expected to be paid primarily during fiscal 2010 through fiscal 2012.

Share-Based Compensation  As of July 25, 2009, the balance of share-based compensation related to acquisitions and investments to be recognized over the remaining vesting periods was $211 million.

2009 Annual Report  49

Notes to Consolidated Financial Statements

4. Goodwill and Purchased Intangible Assets

(a) Goodwill

The following tables present the goodwill allocated to the Company’s reportable segments as of July 25, 2009 and July 26, 2008, and the changes to goodwill during fiscal 2009 and 2008 (in millions):

	Balance at July 26, 2008	Acquisitions	Other	Balance at July 25, 2009
United States and Canada	$9,059	$467	$(14)	$9,512
European Markets	1,650	65	(46)	1,669
Emerging Markets	405	37	(5)	437
Asia Pacific	479	27	—	506
Japan	799	2	—	801
Total	$12,392	$598	$(65)	$12,925

	Balance at July 28, 2007	Acquisitions	Other	Balance at July 26, 2008
United States and Canada	$9,017	$86	$(44)	$9,059
European Markets	1,525	75	50	1,650
Emerging Markets	361	44	—	405
Asia Pacific	420	59	—	479
Japan	798	1	—	799
Total	$12,121	$265	$6	$12,392

In the preceding table, “Other” primarily includes foreign currency translation and purchase accounting adjustments.

(b) Purchased Intangible Assets

The following tables present details of the intangible assets acquired through business combinations during fiscal 2009 and 2008 (in millions, except years):

	TECHNOLOGY		CUSTOMER RELATIONSHIPS		OTHER		TOTAL
	Weighted- Average Useful Life (in Years)	Amount	Weighted- Average Useful Life (in Years)	Amount	Weighted- Average Useful Life (in Years)	Amount	Amount
Fiscal 2009
PostPath, Inc.	6.0	$52	—	$—	—	$—	$52
Pure Digital Technologies, Inc.	5.0	90	5.0	58	4.7	43	191
Pure Networks, Inc.	4.0	27	3.0	3	—	—	30
Tidal Software, Inc.	5.0	28	6.8	22	1.6	2	52
Other	6.0	18	3.7	5	—	—	23
Total		$215		$88		$45	$348

	TECHNOLOGY		CUSTOMER RELATIONSHIPS		OTHER		TOTAL
Fiscal 2008	Weighted- Average Useful Life (in Years)	Amount	Weighted- Average Useful Life (in Years)	Amount	Weighted- Average Useful Life (in Years)	Amount	Amount
Navini Networks, Inc.	5.0	$95	4.0	$6	1.2	$7	$108
Securent, Inc.	5.0	20	4.0	3	3.6	1	24
Other	4.3	14	—	—	—	—	14
Total		$129		$9		$8	$146

50  Cisco Systems, Inc.

Notes to Consolidated Financial Statements

The following tables present details of the Company’s purchased intangible assets (in millions):

	Gross	Accumulated Amortization	Net
July 25, 2009
Technology(1)	$1,469	$(803)	$666
Customer relationships	1,730	(768)	962
Other	184	(110)	74
Total	$3,383	$(1,681)	$1,702

July 26, 2008	Gross	Accumulated Amortization	Net
Technology(1)	$1,785	$(905)	$880
Customer relationships	1,821	(674)	1,147
Other	247	(185)	62
Total	$3,853	$(1,764)	$2,089

(1)	The technology category includes technology intangible assets acquired through business combinations as well as through technology licenses.

The following table presents the amortization of purchased intangible assets (in millions):

Years Ended	July 25, 2009	July 26, 2008	July 28, 2007
Amortization of purchased intangible assets:
Cost of sales	$211	$233	$156
Operating expenses	533	499	407
Total	$744	$732	$563

During the years ended July 25, 2009 and July 26, 2008, the Company recorded impairment charges of $95 million and $33 million, respectively, from write-downs of purchased intangible assets related to certain technologies and customer relationships due to reductions in expected future cash flows, and the amounts were recorded as amortization of purchased intangible assets. There were no impairment charges related to purchased intangible assets for the year ended July 28, 2007.

The estimated future amortization expense of purchased intangible assets as of July 25, 2009, is as follows (in millions):

Fiscal Year	Amount
2010	$557
2011	472
2012	357
2013	247
2014	59
Thereafter	10
Total	$1,702

2009 Annual Report  51

Notes to Consolidated Financial Statements

5. Balance Sheet Details and Other Information

(a) Balance Sheet Details

The following tables provide details of selected balance sheet items (in millions):

	July 25, 2009	July 26, 2008
Inventories:
Raw materials	$165	$111
Work in process	33	53
Finished goods:
Distributor inventory and deferred cost of sales	382	452
Manufactured finished goods	310	381
Total finished goods	692	833
Service-related spares	151	191
Demonstration systems	33	47
Total	$1,074	$1,235
Property and equipment, net:
Land, buildings, building improvements, and leasehold improvements	$4,618	$4,445
Computer equipment and related software	1,823	1,770
Production, engineering, and other equipment	5,075	4,839
Operating lease assets	227	209
Furniture and fixtures	465	439
	12,208	11,702
Less accumulated depreciation and amortization	(8,165)	(7,551)
Total	$4,043	$4,151
Other assets:
Deferred tax assets	$2,122	$1,770
Investments in privately held companies	709	706
Lease receivables, net	966	862
Financed service contracts	676	588
Loan receivables	537	216
Other	271	261
Total	$5,281	$4,403
Deferred revenue:
Service	$6,496	$6,133
Product:
Unrecognized revenue on product shipments and other deferred revenue	2,490	2,152
Cash receipts related to unrecognized revenue from two-tier distributors	407	575
Total product deferred revenue	2,897	2,727
Total	$9,393	$8,860
Reported as:
Current	$6,438	$6,197
Noncurrent	2,955	2,663
Total	$9,393	$8,860

(b) Enhanced Early Retirement Program and Limited Workforce Reduction Actions

During the second half of fiscal 2009, the Company implemented an enhanced early retirement program, a voluntary program that was offered to eligible employees. In connection with the enhanced early retirement program, the Company incurred a charge of $138 million ($28 million in cost of sales and $110 million in operating expenses) during fiscal 2009. In addition, during the second half of fiscal 2009, the Company incurred approximately $125 million of severance charges ($25 million in cost of sales and $100 million in operating expenses) in connection with limited workforce reduction actions that impacted just over 2,000 employees. As of July 25, 2009, the remaining liability for the enhanced early retirement program and the limited workforce reduction actions was $186 million and was recorded in accrued compensation. The remaining liability is expected to be paid primarily in the first quarter of fiscal 2010.

52  Cisco Systems, Inc.

Notes to Consolidated Financial Statements

6. Financing Receivables and Guarantees

(a) Lease Receivables

Lease receivables represent sales-type and direct-financing leases resulting from the sale of the Company’s and complementary third-party products. These lease arrangements typically have terms of up to three years and are generally collateralized by a security interest in the underlying assets. The net lease receivables are summarized as follows (in millions):

	July 25, 2009	July 26, 2008
Gross lease receivables	$1,996	$1,730
Unearned income	(191)	(178)
Allowances	(213)	(136)
Lease receivables, net	$1,592	$1,416
Reported as:
Current	$626	$554
Noncurrent	966	862
Lease receivables, net	$1,592	$1,416

Contractual maturities of the gross lease receivables at July 25, 2009 were $757 million in fiscal 2010, $607 million in fiscal 2011, $374 million in fiscal 2012, $195 million in fiscal 2013, and $63 million in fiscal 2014 and thereafter. Actual cash collections may differ from the contractual maturities due to early customer buyouts, refinancings, or defaults.

(b) Financed Service Contracts

Financed service contracts are summarized as follows (in millions):

	July 25, 2009	July 26, 2008
Gross financed service contracts	$1,642	$1,328
Allowances	(26)	(10)
Financed service contracts, net	$1,616	$1,318
Reported as:
Current	$940	$730
Noncurrent	676	588
Financed service contracts, net	$1,616	$1,318

The revenue related to financed service contracts, which primarily relates to technical support services, is deferred and included in deferred service revenue. The revenue is recognized ratably over the period during which the related services are to be performed, which is typically from one to three years.

2009 Annual Report  53

Notes to Consolidated Financial Statements

(c) Loan Receivables

Loan receivables are summarized as follows (in millions):

	July 25, 2009	July 26, 2008
Gross loan receivables	$861	$607
Allowances	(88)	(128)
Loan receivables, net	$773	$479
Reported as:
Current	$236	$263
Noncurrent	537	216
Loan receivables, net	$773	$479

A portion of the revenue related to loan receivables is deferred and included in deferred product revenue based on revenue recognition criteria.

(d) Financing Guarantees

In the ordinary course of business, the Company provides financing guarantees, which are generally for various third-party financing arrangements extended to channel partners and end-user customers.

Channel Partner Financing Guarantees  The Company facilitates arrangements for third-party financing extended to channel partners, consisting of revolving short-term financing, generally with payment terms ranging from 60 to 90 days. These financing arrangements facilitate the working capital requirements of the channel partners and, in some cases, the Company guarantees a portion of these arrangements. The volume of channel partner financing was $14.2 billion, $14.4 billion and $10.5 billion for fiscal 2009, 2008, and 2007, respectively. As of the end of fiscal 2009 and fiscal 2008, the balance of the channel partner financing subject to guarantees was $1.1 billion and $1.7 billion, respectively.

End-User Financing Guarantees  The Company also provides financing guarantees for third-party financing arrangements extended to end-user customers related to leases and loans that typically have terms of up to three years. The volume of financing provided by third parties for leases and loans on which the Company has provided guarantees was $1.2 billion for both fiscal 2009 and fiscal 2008.

Financing Guarantee Summary  The aggregate amount of financing guarantees outstanding at July 25, 2009 and July 26, 2008, representing the total maximum potential future payments under financing arrangements with third parties, and the related deferred revenue are summarized in the following table (in millions):

	July 25, 2009	July 26, 2008
Maximum potential future payments relating to financing guarantees:
Channel partner	$334	$450
End-user	405	380
Total	$739	$830
Deferred revenue associated with financing guarantees:
Channel partner	$218	$263
End-user	378	347
Total	$596	$610

54  Cisco Systems, Inc.

Notes to Consolidated Financial Statements

7. Investments

(a) Summary of Investments

The following tables summarize the Company’s investments (in millions):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
July 25, 2009
Fixed income securities:
Government securities	$10,266	$23	$(5)	$10,284
Government agency securities(1)	16,029	116	(2)	16,143
Corporate debt securities	1,740	51	(86)	1,705
Asset-backed securities	252	5	(34)	223
Total fixed income securities	28,287	195	(127)	28,355
Publicly traded equity securities	824	193	(89)	928
Total	$29,111	$388	$(216)	$29,283

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
July 26, 2008
Fixed income securities:
Government securities	$7,249	$50	$(33)	$7,266
Government agency securities	5,815	34	(10)	5,839
Corporate debt securities	5,814	24	(96)	5,742
Asset-backed securities	1,035	5	(18)	1,022
Total fixed income securities	19,913	113	(157)	19,869
Publicly traded equity securities	860	391	(76)	1,175
Total	$20,773	$504	$(233)	$21,044

(1) In the tables in Note 7 and Note 8, government agency securities as of July 25, 2009 include bank-issued securities that are guaranteed by the Federal Deposit Insurance Corporation (FDIC).

(b) Gains and Losses on Investments

The following table presents gross realized gains and losses related to the Company’s investments (in millions):

Years Ended	July 25, 2009	July 26, 2008	July 28, 2007
Gross realized gains	$435	$306	$269
Gross realized losses	(459)	(197)	(19)
Total	$(24)	$109	$250

The following table presents net realized gains and losses related to the Company’s fixed income and publicly traded equity securities (in millions):

Years Ended	July 25, 2009	July 26, 2008	July 28, 2007
Net gains on investments in publicly traded equity securities	$86	$88	$268
Net (losses) gains on investments in fixed income securities	(110)	21	(18)
Total	$(24)	$109	$250

For the year ended July 25, 2009, net realized losses included impairment charges of $219 million and $39 million for fixed income and publicly traded equity securities, respectively. The impairment charges for both types of investments were due to a decline in the fair value of the investments below their cost basis that were judged to be other than temporary and were recorded as a reduction to the amortized cost of the respective investments. The Company did not have any impairment charges, related to credit losses or otherwise, on fixed income securities subsequent to the adoption of FSP 115-2 during the fourth quarter of fiscal 2009. There were no impairments of fixed income securities or publicly traded equity securities for fiscal 2008 or fiscal 2007.

2009 Annual Report  55

Notes to Consolidated Financial Statements

The following table summarizes the activity related to credit losses for fixed income securities during the fourth quarter of fiscal 2009 (in millions):

Credit Losses
Balance of credit losses at the adoption of FSP 115-2 on April 26, 2009	$(159)
Sales of other-than-temporarily-impaired fixed income securities	6
Balance at July 25, 2009	$(153)

The following tables present the breakdown of the investments with gross unrealized losses at July 25, 2009 and July 26, 2008 (in millions):

	UNREALIZED LOSSES LESS THAN 12 MONTHS		UNREALIZED LOSSES 12 MONTHS OR GREATER		TOTAL
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
July 25, 2009
Fixed income securities:
Government securities	$1,850	$(5)	$—	$—	$1,850	$(5)
Government agency securities	1,362	(2)	5	—	1,367	(2)
Corporate debt securities	123	(10)	613	(76)	736	(86)
Asset-backed securities	41	(11)	141	(23)	182	(34)
Total fixed income securities	3,376	(28)	759	(99)	4,135	(127)
Publicly traded equity securities	25	(3)	328	(86)	353	(89)
Total	$3,401	$(31)	$1,087	$(185)	$4,488	$(216)

	UNREALIZED LOSSES LESS THAN 12 MONTHS		UNREALIZED LOSSES 12 MONTHS OR GREATER		TOTAL
July 26, 2008	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Fixed income securities:
Government securities	$1,824	$(33)	$—	$—	$1,824	$(33)
Government agency securities	1,763	(10)	—	—	1,763	(10)
Corporate debt securities	2,103	(46)	683	(50)	2,786	(96)
Asset-backed securities	368	(14)	117	(4)	485	(18)
Total fixed income securities	6,058	(103)	800	(54)	6,858	(157)
Publicly traded equity securities	370	(57)	32	(19)	402	(76)
Total	$6,428	$(160)	$832	$(73)	$7,260	$(233)

For fixed income securities that have unrealized losses as of July 25, 2009, the Company has determined that (i) it does not have the intent to sell any of these investments, and (ii) it is not more likely than not that it will be required to sell any of these investments before recovery of the entire amortized cost basis. In addition, the Company has evaluated these fixed income securities and has determined that no credit losses exist. In conclusion, the Company’s management has determined that the unrealized losses on its fixed income securities as of July 25, 2009 were temporary in nature.

The Company has evaluated its publicly traded equity securities as of July 25, 2009, and has determined that there were no unrealized losses that indicate an other-than-temporary impairment. This determination was based on several factors, which include the length of time and extent to which fair value has been less than the cost basis and the financial condition and near-term prospects of the issuer, and the Company’s intent and ability to hold the publicly traded equity securities for a period of time sufficient to allow for any anticipated recovery in market value.

56  Cisco Systems, Inc.

Notes to Consolidated Financial Statements

(c) Maturities of Fixed Income Securities

The following table summarizes the maturities of the Company’s fixed income securities at July 25, 2009 (in millions):

	Amortized Cost	Fair Value
Less than 1 year	$16,993	$17,037
Due in 1 to 2 years	6,642	6,709
Due in 2 to 5 years	4,085	4,115
Due after 5 years	567	494
Total	$28,287	$28,355

Actual maturities may differ from the contractual maturities because borrowers may have the right to call or prepay certain obligations.

8. Fair Value

SFAS 157 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

(a) Fair Value Hierarchy

SFAS 157 requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. SFAS 157 establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. SFAS 157 prioritizes the inputs into three levels that may be used to measure fair value:

Level 1  Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2  Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3  Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

(b) Assets and Liabilities Measured at Fair Value on a Recurring Basis

Assets and liabilities measured at fair value on a recurring basis as of July 25, 2009 were as follows (in millions):

	FAIR VALUE MEASUREMENTS USING
	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Balance
July 25, 2009
Assets:
Money market funds	$4,514	$—	$—	$4,514
Government securities	—	10,345	—	10,345
Government agency securities	—	16,455	—	16,455
Corporate debt securities	—	1,741	—	1,741
Asset-backed securities	—	—	223	223
Publicly traded equity securities	928	—	—	928
Derivative assets	—	109	4	113
Total	$5,442	$28,650	$227	$34,319
Liabilities:
Derivative liabilities	$—	$66	$—	$66
Total	$—	$66	$—	$66

2009 Annual Report  57

Notes to Consolidated Financial Statements

Level 2 fixed income securities are priced using quoted market prices for similar instruments, nonbinding market prices that are corroborated by observable market data, or discounted cash flow techniques. The Company’s derivative instruments are primarily classified as Level 2, as they are not actively traded and are valued using pricing models that use observable market inputs. Level 3 assets include asset-backed securities and certain derivative assets, whose values are determined based on discounted cash flow models using inputs that the Company could not corroborate with market data.

Assets and liabilities measured at fair value on a recurring basis were presented on the Company’s Consolidated Balance Sheet as of July 25, 2009 as follows (in millions):

	FAIR VALUE MEASUREMENTS USING
	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Balance
July 25, 2009
Assets:
Cash equivalents	$4,514	$409	$—	$4,923
Investments	928	28,132	223	29,283
Prepaid expenses and other current assets	—	109	4	113
Total	$5,442	$28,650	$227	$34,319
Liabilities:
Other current liabilities	$—	$66	$—	$66
Total	$—	$66	$—	$66

The following table presents a reconciliation for all assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended July 25, 2009 (in millions):

	Asset-Backed Securities	Derivative Instruments	Total
Beginning balance	$—	$—	$—
Transfers in to Level 3	618	6	624
Total gains and losses (realized and unrealized):
Included in other income (loss), net	(28)	—	(28)
Included in operating expenses	—	(2)	(2)
Included in OCI	(9)	—	(9)
Purchases, sales, and maturities	(358)	—	(358)
Ending balance	$223	$4	$227
Impairment charges in other income (loss), net attributable to assets still held as of July 25, 2009	$(13)	$—	$(13)

(c) Financial Assets Measured at Fair Value on a Nonrecurring Basis

The following table presents the Company’s financial assets that were measured at fair value on a nonrecurring basis and the losses recorded to other income (loss), net on those assets (in millions):

		FAIR VALUE MEASUREMENTS USING
	Net Carrying Value as of July 25, 2009	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Losses for the Year Ended July 25, 2009
Investments in privately held companies	$69	$—	$—	$69	$ (78)
Losses on assets no longer held as of July 25, 2009					(9)
Total					$ (87)

The assets in the preceding table were measured at fair value during the year ended July 25, 2009 due to events or circumstances the Company identified that significantly impacted the fair value of these investments. The Company measured fair value using financial metrics, comparison to other private and public companies, and analysis of the financial condition and near-term prospects of the issuer, including recent financing activities and their capital structure as well as other economic variables. These investments were classified as

58  Cisco Systems, Inc.

Notes to Consolidated Financial Statements

Level 3 assets because the Company used unobservable inputs to value them, reflecting the Company’s assessment of the assumptions market participants would use in pricing these investments due to the absence of quoted market prices and inherent lack of liquidity.

(d) Other

The fair value of certain of the Company’s financial instruments that are not measured at fair value, including accounts receivable, accounts payable, accrued compensation, and other current liabilities, approximates the carrying amount because of their short maturities. In addition, the fair value of the Company’s loan receivables and financed service contracts also approximate the carrying amount. The fair value of the Company’s long-term debt is disclosed in Note 9 and was determined using quoted market prices for those securities.

In the fourth quarter of fiscal 2009, the Company adopted FSP FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP 157-4”). FSP 157-4 provides additional guidelines for estimating fair value in accordance with SFAS 157 when the volume and level of activity for the asset or liability have significantly decreased. This FSP also includes guidance on identifying circumstances that indicate a transaction is not orderly. The adoption of FSP 157-4 in the fourth quarter of fiscal 2009 did not have a material impact on the Company’s financial statements.

Effective July 27, 2008, the Company also adopted SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115” (“SFAS 159”), but has not elected the fair value option for any eligible financial instruments as of July 25, 2009.

9. Borrowings

(a) Long-Term Debt

The following table summarizes the Company’s long-term debt (in millions, except percentages):

	July 25, 2009		July 26, 2008
	Amount	Effective Rate	Amount	Effective Rate
Senior notes:
Floating-rate notes, due 2009	$—		$500	2.74%
5.25% fixed-rate notes, due 2011	3,000	3.12%	3,000	3.12%
5.50% fixed-rate notes, due 2016	3,000	4.34%	3,000	4.34%
4.95% fixed-rate notes, due 2019	2,000	5.08%	—
5.90% fixed-rate notes, due 2039	2,000	6.11%	—
Total senior notes	10,000		6,500
Other notes	2		4
Unaccreted discount	(21)		(15)
Hedge accounting adjustment of the carrying amount of the 2011 and 2016 Notes	314		404
Total	$10,295		$6,893
Reported as:
Current portion of long-term debt	$—		$500
Long-term debt	10,295		6,393
Total	$10,295		$6,893

In February 2006, the Company issued $500 million of senior floating interest rate notes based on LIBOR due 2009, $3.0 billion of 5.25% senior notes due 2011, and $3.0 billion of 5.50% senior notes due 2016, for an aggregate principal amount of $6.5 billion. In February 2009, the Company issued $2.0 billion of 4.95% senior notes due 2019, and $2.0 billion of 5.90% senior notes due 2039, for an aggregate principal amount of $4.0 billion. The Company repaid in full the 2009 Notes when they became due in February 2009.

The effective rates for the fixed-rate debt include the interest on the notes, the accretion of the discount, and adjustments related to hedging, if applicable. Based on market prices, the fair value of the Company’s long-term debt was $10.5 billion as of July 25, 2009 and the fair value of the Company’s long-term debt, including the current portion of long-term debt, was $6.6 billion as of July 26, 2008. The Company was in compliance with all debt covenants as of July 25, 2009. Interest is payable semi-annually on each class of the senior fixed-rate notes, and the notes are redeemable by the Company at any time, subject to a make-whole premium.

2009 Annual Report  59

Notes to Consolidated Financial Statements

Interest expense and cash paid for interest are summarized as follows (in millions):

Years Ended	July 25, 2009	July 26, 2008	July 28, 2007
Interest expense	$346	$319	$377
Cash paid for interest	$333	$366	$361

(b) Credit Facility

In August 2007, the Company entered into a credit agreement with certain institutional lenders providing for a $3.0 billion unsecured revolving credit facility that is scheduled to expire on August 17, 2012. Due to the bankruptcy of one of the lenders during the first quarter of fiscal 2009, the credit facility has been reduced to $2.9 billion.

Any advances under the credit agreement will accrue interest at rates that are equal to, based on certain conditions, either (i) the higher of the Federal Funds rate plus 0.50% or Bank of America’s “prime rate” as announced from time to time, or (ii) LIBOR plus a margin that is based on the Company’s senior debt credit ratings as published by Standard & Poor’s Ratings Services and Moody’s Investors Service, Inc. The credit agreement requires that the Company comply with certain covenants including that it maintains an interest coverage ratio as defined in the agreement.

As of July 25, 2009, the Company was in compliance with the required interest coverage ratio and the other covenants, and the Company had not borrowed any funds under the credit facility. The Company may also, upon the agreement of either the then- existing lenders or of additional lenders not currently parties to the agreement, increase the commitments under the credit facility by up to an additional $2.0 billion and/or extend the expiration date of the credit facility up to August 15, 2014.

10. Derivative Instruments

(a) Summary of Derivative Instruments

The Company uses derivative instruments primarily to manage exposures to foreign currency exchange rate, interest rate, and equity price risks. The Company’s primary objective in holding derivatives is to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates, interest rates, and equity prices. The Company’s derivatives expose it to credit risk to the extent that the counterparties may be unable to meet the terms of the agreement. The Company does, however, seek to mitigate such risks by limiting its counterparties to major financial institutions. In addition, the potential risk of loss with any one counterparty resulting from this type of credit risk is monitored. Management does not expect material losses as a result of defaults by counterparties.

The fair values of the Company’s derivative instruments and the line items on the Consolidated Balance Sheet to which they were recorded as of July 25, 2009 are summarized as follows (in millions):

	DERIVATIVE ASSETS		DERIVATIVE LIABILITIES
	Balance Sheet Line Item	Fair Value	Balance Sheet Line Item	Fair Value
Derivatives designated as hedging instruments:
Foreign currency derivatives	Prepaid expenses and other current assets	$87	Other current liabilities	$36
Total		87		36
Derivatives not designated as hedging instruments:
Foreign currency derivatives	Prepaid expenses and other current assets	22	Other current liabilities	30
Equity derivatives	Prepaid expenses and other current assets	2	Other current liabilities	—
Equity derivatives	Other assets	2	Other long-term liabilities	—
Total		26		30
Total		$113		$66

60  Cisco Systems, Inc.

Notes to Consolidated Financial Statements

The effect of the Company’s cash flow hedging instruments on OCI and the Consolidated Statement of Operations for the year ended July 25, 2009 is summarized as follows (in millions):

	GAINS (LOSSES) RECOGNIZED IN OCI ON DERIVATIVES (EFFECTIVE PORTION)	GAINS (LOSSES) RECLASSIFIED FROM AOCI INTO INCOME (EFFECTIVE PORTION)		GAINS (LOSSES) RECOGNIZED IN INCOME (INEFFECTIVE PORTION)(1)
Derivatives Designated as Cash Flow Hedging Instruments	Amount	Line Item in Statements of Operations	Amount	Line Item in Statements of Operations	Amount
Foreign currency derivatives	$(116)	Operating expenses	$(95)	Other income (loss), net	$—
		Cost of sales-service	(13)
Interest rate derivatives	(42)	Interest income (expense), net	—	Interest income (expense), net	(4)
Other derivatives	(2)	Operating expenses	(2)	Other income (loss), net	—
Total	$(160)		$(110)		$(4)

(1)	The Company did not exclude any component of the changes in fair value of the derivative instruments from the assessment of hedge effectiveness.

The effect on the Consolidated Statement of Operations for the year ended July 25, 2009 of derivative instruments designated as fair value hedges is summarized as follows (in millions):

Derivatives Designated as Fair Value Hedging Instruments	Line Item in Statements of Operations	Gains (Losses)
Equity derivatives	Other income (loss), net	$97
Interest rate derivatives	Other income (loss), net	(7)
Total		$90

The effect on the Consolidated Statement of Operations for the year ended July 25, 2009 of derivative instruments not designated as hedges is summarized as follows (in millions):

Derivatives not Designated as Hedging Instruments	Line Item in Statements of Operations	Gains (Losses)
Foreign currency derivatives	Other income (loss), net	$1
Equity derivatives	Operating expenses	(14)
Equity derivatives	Other income (loss), net	11
Total		$(2)

As of July 25, 2009, the Company estimates that approximately $5 million of net derivative gains related to its cash flow hedges included in AOCI will be reclassified into earnings within the next 12 months.

(b) Foreign Currency Exchange Risk

The Company conducts business globally in numerous currencies. As such, it is exposed to adverse movements in foreign currency exchange rates. To limit the exposure related to foreign currency changes, the Company enters into foreign currency contracts. The Company does not enter into such contracts for trading purposes.

The Company hedges foreign currency forecasted transactions related to certain operating expenses and service cost of sales with currency options and forward contracts. These currency option and forward contracts, designated as cash flow hedges, generally have maturities of less than 18 months. The Company assesses effectiveness based on changes in total fair value of the derivatives. The effective portion of the derivative’s gain or loss is initially reported as a component of AOCI and subsequently reclassified into earnings when the hedged exposure affects earnings. The ineffective portion, if any, of the gain or loss is reported in earnings immediately. The Company did not discontinue any hedges during any of the periods presented because it was probable that the original forecasted transaction would not occur.

2009 Annual Report  61

Notes to Consolidated Financial Statements

The Company enters into foreign exchange forward and option contracts to reduce the short-term effects of foreign currency fluctuations on assets and liabilities such as foreign currency receivables including long-term customer financings, investments, and payables and these derivatives are not designated as hedging instruments. Gains and losses on the contracts are included in other income (loss), net, and offset foreign exchange gains and losses from the remeasurement of intercompany balances or other current assets, investments, or liabilities denominated in currencies other than the functional currency of the reporting entity.

The Company hedges certain net investments in its foreign subsidiaries with forward contracts which generally have maturities of up to six months. The Company recognized a gain of $8 million in OCI for the effective portion of its net investment hedges for the year ended July 25, 2009. The Company’s net investment hedges are not included in the preceding tables.

The notional amounts of the Company’s foreign currency derivatives as of July 25, 2009 are summarized as follows (in millions):

Notional Amounts
Derivatives designated as cash flow hedging instruments	$2,965
Derivatives designated as net investment hedging instruments	103
Derivatives not designated as hedging instruments	4,423
Total	$7,491

(c) Interest Rate Risk

Interest Rate Derivatives, Investments  The Company’s primary objective for holding fixed income securities is to achieve an appropriate investment return consistent with preserving principal and managing risk. To realize these objectives, the Company may utilize interest rate swaps or other derivatives designated as fair value or cash flow hedges. As of July 25, 2009, the Company did not have any outstanding interest rate derivatives related to its fixed income securities.

Interest Rate Derivatives, Long-Term Debt  During the third quarter of fiscal 2009, in connection with the issuance of the 2019 and 2039 Notes, the Company entered into interest rate derivatives to hedge against interest rate movements prior to the pricing of the notes. These derivative instruments were settled in connection with the issuance of the 2019 and 2039 Notes. The effective portion of the hedge was recorded to AOCI, net of tax, and will be amortized to interest expense over the respective lives of the 2019 and 2039 Notes.

(d) Equity Price Risk

The Company may hold equity securities for strategic purposes or to diversify its overall investment portfolio. The publicly traded equity securities in the Company’s portfolio are subject to price risk. To manage its exposure to changes in the fair value of certain equity securities, the Company may enter into equity derivatives that are designated as accounting hedges. The changes in the value of the hedging instruments are included in other income (loss), net, and offset the change in the fair value of the underlying hedged investment. In addition, the Company periodically manages the risk of its investment portfolio by entering into equity derivatives that are not designated as accounting hedges. The changes in the fair value of these derivatives were also included in other income (loss), net. As of July 25, 2009, there were no equity derivatives outstanding related to its investment portfolio.

The Company is also exposed to variability in compensation charges related to certain deferred compensation obligations to employees. Although not designated as accounting hedges, the Company utilizes equity derivatives to economically hedge this exposure. As of July 25, 2009, the notional amount of the derivative instruments used to hedge such liabilities was $91 million.

(e) Credit-Risk-Related Contingent Features

Certain of the Company’s derivative instruments contain credit-risk-related contingent features, such as provisions that allow a counterparty to terminate a transaction if the Company’s debt rating falls below investment grade. These provisions did not affect the Company’s financial position as of July 25, 2009.

62  Cisco Systems, Inc.

Notes to Consolidated Financial Statements

11. Commitments and Contingencies

(a) Operating Leases

The Company leases office space in several U.S. locations. Outside the United States, larger leased sites include sites in Australia, Belgium, China, France, Germany, India, Israel, Italy, Japan, and the United Kingdom. The Company also leases equipment and vehicles. Rent expense totaled $328 million, $291 million, and $219 million in fiscal 2009, 2008, and 2007, respectively. Future annual minimum lease payments under all noncancelable operating leases with an initial term in excess of one year as of July 25, 2009 are as follows (in millions):

Fiscal Year	Amount
2010	$345
2011	249
2012	177
2013	132
2014	103
Thereafter	420
Total	$1,426

(b) Purchase Commitments with Contract Manufacturers and Suppliers

The Company purchases components from a variety of suppliers and uses several contract manufacturers to provide manufacturing services for its products. During the normal course of business, in order to manage manufacturing lead times and help ensure adequate component supply, the Company enters into agreements with contract manufacturers and suppliers that either allow them to procure inventory based upon criteria as defined by the Company or that establish the parameters defining the Company’s requirements. A significant portion of the Company’s reported purchase commitments arising from these agreements consists of firm, noncancelable, and unconditional commitments. In certain instances, these agreements allow the Company the option to cancel, reschedule, and adjust the Company’s requirements based on its business needs prior to firm orders being placed. As of July 25, 2009 and July 26, 2008, the Company had total purchase commitments for inventory of $2.2 billion and $2.7 billion, respectively.

The Company records a liability for firm, noncancelable, and unconditional purchase commitments for quantities in excess of its future demand forecasts consistent with the valuation of the Company’s excess and obsolete inventory. As of July 25, 2009 and July 26, 2008, the liability for these purchase commitments was $175 million and $184 million, respectively, and was included in other current liabilities.

(c) Other Commitments

In connection with the Company’s purchase acquisitions, asset purchases, and acquisitions of variable interest entities, the Company has agreed to pay certain additional amounts contingent upon the achievement of certain agreed-upon technology, development, product, or other milestones, or the continued employment with the Company of certain employees of acquired entities. See Note 3.

The Company also has certain funding commitments primarily related to its investments in privately held companies and venture funds, some of which are based on the achievement of certain agreed-upon milestones, and some of which are required to be funded on demand. The funding commitments were approximately $313 million and $359 million as of July 25, 2009 and July 26, 2008, respectively.

(d) Variable Interest Entities

In the ordinary course of business, the Company has investments in privately held companies and provides financing to certain customers. These privately held companies and customers may be considered to be variable interest entities. The Company has evaluated its investments in these privately held companies and its customer financings and has determined that there were no significant unconsolidated variable interest entities as of July 25, 2009.

2009 Annual Report  63

Notes to Consolidated Financial Statements

(e) Product Warranties and Guarantees

The following table summarizes the activity related to the product warranty liability during fiscal 2009 and 2008 (in millions):

	July 25, 2009	July 26, 2008
Balance at beginning of fiscal year	$399	$340
Provision for warranties issued	374	511
Payments	(452)	(455)
Fair value of warranty liability acquired	—	3
Balance at end of fiscal year	$321	$399

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

The Company also provides financing guarantees, which are generally for various third-party financing arrangements to channel partners and other end-user customers. See Note 6. The Company’s other guarantee arrangements as of July 25, 2009 that are subject to recognition and disclosure requirements were not material.

(f) Legal Proceedings

Brazilian authorities are investigating the Company’s Brazilian subsidiary and certain of its current and former employees, as well as a Brazilian importer of the Company’s products, and its affiliates and employees, relating to the allegation of evading import taxes and other alleged improper transactions involving the subsidiary and the importer. The Company is conducting a thorough review of the matter. During fiscal 2009, Brazilian authorities asserted claims against the Company for calendar years 2003 and 2004, and the Company believes claims may also be asserted for calendar year 2005 through calendar year 2007. The Company believes the asserted claims are without merit and intends to defend the claims vigorously. The Company is unable to determine the likelihood of an unfavorable outcome on any potential further claims against it. While the Company believes there is no legal basis for its alleged liability, due to the complexities and uncertainty surrounding the judicial process in Brazil, and the nature of the claims asserting joint liability with the importer, the Company is unable to reasonably estimate a range of loss, if any. In addition, the Company is investigating the allegations regarding improper transactions. The Company has proactively communicated with United States authorities to provide information and report on its findings, and the United States authorities are currently investigating such allegations.

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

64  Cisco Systems, Inc.

Notes to Consolidated Financial Statements

12. Shareholders’ Equity

(a) Stock Repurchase Program

In September 2001, the Company’s Board of Directors authorized a stock repurchase program. As of July 25, 2009, the Company’s Board of Directors had authorized an aggregate repurchase of up to $62 billion of common stock under this program and the remaining authorized repurchase amount was $4.8 billion with no termination date. The stock repurchase activity under the stock repurchase program in fiscal 2008 and 2009 is summarized as follows (in millions, except per-share amounts):

	Shares Repurchased	Weighted- Average Price per Share	Amount Repurchased
Cumulative balance at July 28, 2007	2,228	$19.40	$43,229
Repurchase of common stock (1)	372	27.80	10,350
Cumulative balance at July 26, 2008	2,600	$20.60	$53,579
Repurchase of common stock(1)	202	17.89	3,600
Cumulative balance at July 25, 2009	2,802	$20.41	$57,179
(1)	Includes stock repurchases that were pending settlement as of the end of the respective fiscal years.

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

(d) Comprehensive Income

The components of comprehensive income are as follows (in millions):

Years Ended	July 25, 2009	July 26, 2008	July 28, 2007
Net income	$6,134	$8,052	$7,333
Other comprehensive income:
Change in unrealized gains and losses on investments, net of tax benefit of $43, $13, and $43 in fiscal 2009, 2008, and 2007, respectively	(22)	(22)	128
Change in derivative instruments, net of tax benefit of $16 in fiscal 2009	(49)	—	5
Change in cumulative translation adjustment and other	(192)	227	161
Comprehensive income before minority interest	5,871	8,257	7,627
Change in minority interest	19	(39)	(4)
Total	$5,890	$8,218	$7,623

The Company consolidates its investment in a venture fund managed by SOFTBANK, as the Company is the primary beneficiary. As a result, SOFTBANK’s interest in the change in the unrealized gains and losses on the investments in the venture fund is recorded as a component of AOCI and is reflected as a change in minority interest.

The components of AOCI, net of tax, are summarized as follows (in millions):

	July 25, 2009	July 26, 2008	July 28, 2007
Net unrealized gains on investments	$154	$206	$267
Net unrealized (losses) gains on derivative instruments	(37)	12	12
Cumulative translation adjustment and other	318	510	283
Total	$435	$728	$562

2009 Annual Report  65

Notes to Consolidated Financial Statements

13. Employee Benefit Plans

(a) Employee Stock Purchase Plan

The Company has an Employee Stock Purchase Plan, which includes its subplan, the International Employee Stock Purchase Plan (together, the “Purchase Plan”), under which 321.4 million shares of the Company’s stock have been reserved for issuance. Effective July 1, 2009, eligible employees are offered shares through a 24-month offering period, which consists of four consecutive 6-month purchase periods. Employees may purchase a limited number of shares of the Company’s stock at a discount of up to 15% of the lesser of the market value at the beginning of the offering period or the end of each 6-month purchase period. Prior to July 1, 2009 the offering period was six months. The Purchase Plan terminates on January 3, 2010. The Company issued 28 million, 19 million, and 17 million shares under the Purchase Plan in fiscal 2009, 2008, and 2007, respectively. As of July 25, 2009, 33 million shares were available for issuance under the Purchase Plan.

(b) Employee Stock Incentive Plans

Stock Incentive Plan Program Description  As of July 25, 2009, the Company had five stock incentive plans: the 2005 Stock Incentive Plan (the “2005 Plan”); the 1996 Stock Incentive Plan (the “1996 Plan”); the 1997 Supplemental Stock Incentive Plan (the “Supplemental Plan”); the Cisco Systems, Inc. SA Acquisition Long-Term Incentive Plan (the “SA Acquisition Plan”); and the Cisco Systems, Inc. WebEx Acquisition Long-Term Incentive Plan (the “WebEx Acquisition Plan”). In addition, the Company has, in connection with the acquisitions of various companies, assumed the share-based awards granted under stock incentive plans of the acquired companies or issued share-based awards in replacement thereof. Share-based awards are designed to reward employees for their long-term contributions to the Company and provide incentives for them to remain with the Company. The number and frequency of share-based awards are based on competitive practices, operating results of the Company, government regulations, and other factors. Since the inception of the stock incentive plans, the Company has granted share-based awards to a significant percentage of its employees, and the majority has been granted to employees below the vice president level. The Company’s primary stock incentive plans are summarized as follows:

2005 Plan  As amended on November 15, 2007, the maximum number of shares issuable under the 2005 Plan over its term is 559 million shares plus the amount of any shares underlying awards outstanding on November 15, 2007 under the 1996 Plan, the SA Acquisition Plan and the WebEx Acquisition Plan that are forfeited or are terminated for any other reason before being exercised or settled. However, any shares underlying awards outstanding on November 15, 2007 under the 1996 Plan, the SA Acquisition Plan, and the WebEx Acquisition Plan that expire unexercised at the end of their maximum terms will not be considered to become available for reissuance under the 2005 Plan. If any awards granted under the 2005 Plan are forfeited or are terminated for any other reason before being exercised or settled, then the shares underlying the awards will again be available under the 2005 Plan. The number of shares available for issuance under the 2005 Plan is, subsequent to November 15, 2007, reduced by 2.5 shares for each share awarded as stock grants or stock units.

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

66  Cisco Systems, Inc.

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

General Share-Based Award Information

Stock Option Awards  A summary of the stock option activity is as follows (in millions, except per-share amounts):

	STOCK OPTIONS OUTSTANDING
	Number Outstanding	Weighted- Average Exercise Price per Share
BALANCE AT JULY 29, 2006	1,446	$25.08
Granted and assumed	206	23.32
Exercised(1)	(309)	16.00
Canceled/forfeited/expired	(54)	34.04
BALANCE AT JULY 28, 2007	1,289	26.60
Granted and assumed	159	31.12
Exercised(1)	(146)	18.50
Canceled/forfeited/expired	(103)	30.74
BALANCE AT JULY 26, 2008	1,199	27.83
Granted and assumed	14	19.01
Exercised (1)	(33)	14.67
Canceled/forfeited/expired	(176)	49.79
BALANCE AT JULY 25, 2009	1,004	$24.29

(1) The total pretax intrinsic value of stock options exercised during fiscal 2009, 2008, and 2007 was $158 million, $1.6 billion, and $3.1 billion, respectively.

2009 Annual Report  67

Notes to Consolidated Financial Statements

The following table summarizes significant ranges of outstanding and exercisable stock options as of July 25, 2009 (in millions, except years and share prices):

	STOCK OPTIONS OUTSTANDING				STOCK OPTIONS EXERCISABLE
Range of Exercise Prices	Number Outstanding	Weighted- Average Remaining Contractual Life (in Years)	Weighted- Average Exercise Price per Share	Aggregate Intrinsic Value	Number Exercisable	Weighted- Average Exercise Price per Share	Aggregate Intrinsic Value
$ 0.01 – 15.00	82	2.92	$11.00	$894	77	$11.22	$800
15.01 – 18.00	179	3.98	17.29	820	143	17.17	677
18.01 – 20.00	244	3.58	19.22	650	227	19.22	603
20.01 – 25.00	219	5.01	22.42	73	145	22.27	61
25.01 – 35.00	174	6.83	30.54	—	70	30.32	—
35.01 – 68.56	106	0.31	51.62	—	106	51.62	—
Total	1,004	4.13	$24.29	$2,437	768	$24.16	$2,141

The aggregate intrinsic value in the preceding table represents the total pretax intrinsic value, based on the Company’s closing stock price of $21.88 as of July 24, 2009, which would have been received by the option holders had those option holders exercised their stock options as of that date. The total number of in-the-money stock options exercisable as of July 25, 2009 was 496 million. As of July 26, 2008, 795 million outstanding stock options were exercisable and the weighted-average exercise price was $29.53.

Restricted Stock and Stock Unit Awards  A summary of the restricted stock and stock unit activity is as follows (in millions, except per-share amounts):

	Restricted Stock/ Stock Units	Weighted- Average Grant Date Price per Share	Aggregated Fair Market Value
BALANCE AT JULY 29, 2006	6	$21.61
Granted and assumed	7	22.81
Vested	(1)	20.16	$35
Canceled/forfeited	(1)	22.35
BALANCE AT JULY 28, 2007	11	$22.52
Granted and assumed	4	27.29
Vested	(4)	22.49	$83
Canceled/forfeited	(1)	24.24
BALANCE AT JULY 26, 2008	10	$24.27
Granted and assumed	57	20.90
Vested	(4)	23.56	$69
Canceled/forfeited	(1)	22.76
BALANCE AT JULY 25, 2009	62	$21.25

Certain of the restricted stock units are awarded contingent on the future achievement of financial performance metrics.

68  Cisco Systems, Inc.

Notes to Consolidated Financial Statements

Share-Based Awards Available for Grant  A summary of share-based awards available for grant are as follows (in millions):

Share-Based Awards Available for Grant
BALANCE AT JULY 29, 2006	464
Options granted and assumed	(206)
Restricted stock, stock units, and other share-based awards granted and assumed	(7)
Share-based awards canceled/forfeited	19
Additional shares reserved	24
BALANCE AT JULY 28, 2007	294
Options granted and assumed	(159)
Restricted stock, stock units, and other share-based awards granted and assumed	(11)
Share-based awards canceled/forfeited	27
Additional shares reserved	211
BALANCE AT JULY 26, 2008	362
Options granted and assumed	(14)
Restricted stock, stock units, and other share-based awards granted and assumed	(140)
Share-based awards canceled/forfeited	38
Additional shares reserved	7
BALANCE AT JULY 25, 2009	253

As reflected in the preceding table, for each share awarded as restricted stock or subject to a restricted stock unit award under the 2005 Plan subsequent to November 15, 2007, an equivalent of 2.5 shares is deducted from the available share-based award balance.

Valuation and Expense Information for Share-Based Awards  Share-based compensation expense consists primarily of expenses for stock options, stock purchase rights, restricted stock, and restricted stock units granted to employees. The following table summarizes employee share-based compensation expense (in millions):

Years Ended	July 25, 2009	July 26, 2008	July 28, 2007
Cost of sales—product	$46	$40	$39
Cost of sales—service	128	108	104
Employee share-based compensation expense in cost of sales	174	148	143
Research and development	333	295	289
Sales and marketing	440	434	392
General and administrative	193	148	107
Employee share-based compensation expense in operating expenses	966	877	788
Total employee share-based compensation expense (1)	$1,140	$1,025	$931

(1) Share-based compensation expense of $91 million, $87 million, and $34 million related to acquisitions and investments for fiscal 2009, 2008, and 2007, respectively, is disclosed in Note 3 and is not included in the preceding table.

As of July 25, 2009, total compensation cost related to unvested share-based awards, including share-based compensation relating to acquisitions and investments, not yet recognized was $3.2 billion, which is expected to be recognized over approximately 2.9 years on a weighted-average basis. The income tax benefit for employee share-based compensation expense was $298 million, $330 million, and $342 million for fiscal 2009, 2008, and 2007, respectively.

2009 Annual Report  69

Notes to Consolidated Financial Statements

Valuation of Employee Stock Options and Employee Stock Purchase Rights  The Company estimates the value of employee stock options and employee stock purchase rights on the date of grant using a lattice-binomial option-pricing model. The Company’s employee stock options have vesting provisions and various restrictions including restrictions on transfer and hedging, among others, and are often exercised prior to their contractual maturity. Lattice-binomial models are more capable of incorporating the features of the Company’s employee stock options than closed-form models such as the Black-Scholes model. The use of a lattice-binomial model requires extensive actual employee exercise behavior data and a number of complex assumptions including expected volatility, risk-free interest rate, expected dividends, kurtosis, and skewness.

The valuation of employee stock options and employee stock purchase rights is summarized as follows:

	EMPLOYEE STOCK OPTIONS			EMPLOYEE STOCK PURCHASE RIGHTS
Years Ended	July 25, 2009	July 26, 2008	July 28, 2007	July 25, 2009	July 26, 2008	July 28, 2007
Number of options granted (in millions)	9	151	183	N/A	N/A	N/A
Weighted-average assumptions:
Expected volatility	36.0%	31.0%	26.0%	36.4%	32.6%	26.1%
Risk-free interest rate	3.0%	4.3%	4.6%	0.6%	2.7%	5.1%
Expected dividend	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Kurtosis	4.5	4.6	4.5	N/A	N/A	N/A
Skewness	(0.19)	(0.80)	(0.79)	N/A	N/A	N/A
Weighted-average expected life (in years)	5.9	6.3	6.7	1.1	0.5	0.5
Weighted-average estimated grant date fair value (per option /per share)	$6.60	$9.60	$7.11	$5.46	$6.12	$6.46

The determination of the fair value of employee stock options and employee stock purchase rights on the date of grant using the lattice-binomial model is impacted by the Company’s stock price as well as assumptions regarding a number of highly complex and subjective variables. The weighted-average assumptions were determined as follows:

•

For employee stock options, the Company used the implied volatility for two-year traded options on the Company’s stock as the expected volatility assumption required in the lattice-binomial model. For employee stock purchase rights, the Company used the implied volatility for traded options (with lives corresponding to the expected life of the employee stock purchase rights) on the Company’s stock. The selection of the implied volatility approach was based upon the availability of actively traded options on the Company’s stock and the Company’s assessment that implied volatility is more representative of future stock price trends than historical volatility.

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

The expected life of employee stock options represents the weighted-average period the stock options are expected to remain outstanding and is a derived output of the lattice-binomial model. The expected life of employee stock options is impacted by all of the underlying assumptions and calibration of the Company’s model. The lattice-binomial model assumes that employees’ exercise behavior is a function of the option’s remaining vested life and the extent to which the option is in-the-money. The lattice-binomial model estimates the probability of exercise as a function of these two variables based on the entire history of exercises and cancellations on all past option grants made by the Company. The Company measures the fair value of restricted stock and restricted stock units as if the awards were vested and issued on the grant date.

70  Cisco Systems, Inc.

Notes to Consolidated Financial Statements

Accuracy of Fair Value Estimates  The Company uses third-party analyses to assist in developing the assumptions used in, as well as calibrating, its lattice-binomial model. The Company is responsible for determining the assumptions used in estimating the fair value of its share-based payment awards. The Company’s determination of the fair value of share-based payment awards is affected by assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, the Company’s expected stock price volatility over the term of the awards and actual and projected employee stock option exercise behaviors. Option-pricing models were developed for use in estimating the value of traded options that have no vesting or hedging restrictions and are fully transferable. Because the Company’s employee stock options have certain characteristics that are significantly different from traded options, and because changes in the subjective assumptions can materially affect the estimated value, in management’s opinion, the existing valuation models may not provide an accurate measure of the fair value or be indicative of the fair value that would be observed in a willing buyer/willing seller market for the Company’s employee stock options.

(c) Employee 401(k) Plans

The Company sponsors the Cisco Systems, Inc. 401(k) Plan (the “Plan”) to provide retirement benefits for its employees. As allowed under Section 401(k) of the Internal Revenue Code, the Plan provides for tax-deferred salary contributions for eligible employees. Effective January 1, 2009, the Plan allows employees to contribute from 1% to 75% of their annual compensation to the Plan on a pretax and after-tax basis. Employee contributions are limited to a maximum annual amount as set periodically by the Internal Revenue Code. Effective January 1, 2009, the Company matches pretax employee contributions up to 100% of the first 4.5% of eligible earnings that are contributed by employees. Therefore, the maximum matching contribution that the Company may allocate to each participant’s account will not exceed $11,025 for the 2009 calendar year due to the $245,000 annual limit on eligible earnings imposed by the Internal Revenue Code. All matching contributions vest immediately. The Company’s matching contributions to the Plan totaled $202 million, $171 million, and $131 million in fiscal 2009, 2008, and 2007, respectively.

The Plan allows employees who meet the age requirements and reach the Plan contribution limits to make a catch-up contribution not to exceed the lesser of 75% of their eligible compensation or the limit set forth in the Internal Revenue Code. The catch-up contributions are not eligible for matching contributions. In addition, the Plan provides for discretionary profit-sharing contributions as determined by the Board of Directors. Such contributions to the Plan are allocated among eligible participants in the proportion of their salaries to the total salaries of all participants. There were no discretionary profit-sharing contributions made in fiscal 2009, 2008, or 2007.

The Company also sponsors other 401(k) plans that arose from acquisitions of other companies. The Company’s contributions to these plans were not material to the Company on either an individual or aggregate basis for any of the fiscal years presented.

(d) Deferred Compensation Plans

The Cisco Systems, Inc. Deferred Compensation Plan (the “Deferred Compensation Plan”), a nonqualified deferred compensation plan, became effective June 25, 2007. As required by applicable law, participation in the Deferred Compensation Plan is limited to a group of the Company’s management employees, which group includes each of the Company’s named executive officers. Under the Deferred Compensation Plan, which is an unfunded and unsecured deferred compensation arrangement, a participant may elect to defer base salary, bonus, and/or commissions, pursuant to such rules as may be established by the Company, up to the maximum percentages for each deferral election as described in the plan. The Company may also, at its discretion, make a matching contribution to the employee under the Deferred Compensation Plan. A matching contribution equal to 4% of eligible compensation over the Internal Revenue Code limit for calendar year 2009 that is deferred by participants under the Deferred Compensation Plan will be made to eligible participants’ accounts at the end of calendar year 2009. The deferred compensation liability under this plan was approximately $100 million as of July 25, 2009 and was recorded primarily in other long-term liabilities.

In addition to the Deferred Compensation Plan, the Company also maintains a deferred compensation plan for certain employees and directors of Scientific-Atlanta (the “SA Plan”). The deferred compensation liability under the SA Plan was approximately $118 million and $126 million, as of July 25, 2009 and July 26, 2008, respectively, and was recorded in accrued compensation and in other long-term liabilities.

2009 Annual Report  71

Notes to Consolidated Financial Statements

14. Income Taxes

(a) Provision for Income Taxes

The provision for income taxes consists of the following (in millions):

Years Ended	July 25, 2009	July 26, 2008	July 28, 2007
Federal:
Current	$1,615	$2,384	$1,979
Deferred	(397)	(693)	(554)
	1,218	1,691	1,425
State:
Current	132	173	344
Deferred	(30)	(62)	(68)
	102	111	276
Foreign:
Current	386	418	427
Deferred	(147)	(17)	—
	239	401	427
Total	$1,559	$2,203	$2,128

The Company paid income taxes of $1.4 billion, $2.8 billion, and $1.7 billion in fiscal 2009, 2008, and 2007, respectively. Income before provision for income taxes consists of the following (in millions):

Years Ended	July 25, 2009	July 26, 2008	July 28, 2007
United States	$1,650	$3,044	$3,160
International	6,043	7,211	6,301
Total	$7,693	$10,255	$9,461

The items accounting for the difference between income taxes computed at the federal statutory rate and the provision for income taxes consists of the following:

Years Ended	July 25, 2009	July 26, 2008	July 28, 2007
Federal statutory rate	35.0%	35.0%	35.0%
Effect of:
State taxes, net of federal tax benefit	1.3	0.9	2.0
Foreign income at other than U.S. rates	(18.9)	(16.1)	(12.8)
Tax credits	(2.4)	(0.8)	(2.2)
Tax audit settlement	—	(1.6)	—
Transfer pricing adjustment related to share-based compensation	2.3	—	—
Nondeductible compensation	2.6	1.8	0.6
International realignment	—	2.2	—
Other, net	0.4	0.1	(0.1)
Total	20.3%	21.5%	22.5%

In the fourth quarter of fiscal 2009, the U.S. Court of Appeals for the Ninth Circuit overturned a 2005 U.S. Tax Court ruling in Xilinx, Inc. v. Commissioner. The decision impacts the tax treatment of share-based compensation expenses for the purpose of determining intangible development costs under a company’s research and development cost sharing arrangement. While Cisco was not a named party to the case, the decision resulted in a change in the Company’s tax benefits recognized in its financial statements, which included a related tax charge of approximately $174 million in the provision for income taxes, or an impact of 2.3 percentage points as presented in the preceding table. In addition, a decrease was recorded to additional paid-in capital for $550 million. This case is subject to further appeal.

The tax provision in fiscal 2009 also included a net tax benefit of $106 million, related to the R&D tax credit for fiscal 2008, as a result of the Tax Extenders and Alternative Minimum Tax Relief Act of 2008 which reinstated the U.S. federal R&D tax credit retroactive to January 1, 2008. The tax provision in fiscal 2008 included tax expense of $229 million related to the intercompany realignment of certain of the Company’s foreign operations during the third and fourth quarters of fiscal 2008. The tax provision in fiscal 2008 also included a net tax benefit of $162 million related to a settlement of certain tax matters with the IRS during the first quarter of fiscal 2008. The tax provision for fiscal 2007 included a tax benefit of approximately $60 million related to the R&D tax credit attributable to fiscal 2006 R&D as a result of the reinstatement of the U.S. federal R&D tax credit by the Tax Relief and Health Care Act of 2006.

72  Cisco Systems, Inc.

Notes to Consolidated Financial Statements

U.S. income taxes and foreign withholding taxes associated with the repatriation of earnings of foreign subsidiaries were not provided for on a cumulative total of $24.1 billion of undistributed earnings for certain foreign subsidiaries as of the end of fiscal 2009. The Company intends to reinvest these earnings indefinitely in its foreign subsidiaries. If these earnings were distributed to the United States in the form of dividends or otherwise, or if the shares of the relevant foreign subsidiaries were sold or otherwise transferred, the Company would be subject to additional U.S. income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes. Determination of the amount of unrecognized deferred income tax liability related to these earnings is not practicable.

As a result of certain employment and capital investment actions, the Company’s income in certain foreign countries is subject to reduced tax rates, and in some cases is wholly exempt from taxes. These tax incentives expire in whole or in part at various times through fiscal 2025. As of the end of the respective fiscal years, the gross income tax benefits attributable to these tax incentives were estimated to be $1.3 billion ($0.22 per diluted share) in fiscal 2009, $1.6 billion ($0.26 per diluted share) in fiscal 2008, and $1.2 billion ($0.20 per diluted share) in fiscal 2007. These gross income tax benefits for the respective years were partially offset by accruals of U.S. income taxes on undistributed earnings.

(b) Unrecognized Tax Benefits

On July 29, 2007, the Company adopted FIN 48, which prescribes a comprehensive model for the financial statement recognition, measurement, classification, and disclosure of uncertain tax positions. In the year of adoption, the Company reduced the liability for net unrecognized tax benefits by $451 million and accounted for this as a cumulative effect of a change in accounting principle at the beginning of fiscal 2008.

The aggregate changes in the balance of gross unrecognized tax benefits during fiscal 2008 and fiscal 2009 were as follows (in millions):

Amount
Balance at July 29, 2007	$3,331
Additions based on tax positions related to the current year	488
Additions for tax positions of prior years	147
Reductions for tax positions of prior years	(466)
Settlements	(951)
Lapse of statute of limitations	(44)
Balance at July 26, 2008	$2,505
Additions based on tax positions related to the current year	190
Additions for tax positions of prior years	307
Reductions for tax positions of prior years	(17)
Settlements	(109)
Lapse of statute of limitations	(60)
Balance at July 25, 2009	$2,816

As of July 25, 2009, $2.2 billion of the unrecognized tax benefits would affect the effective tax rate if realized. The Company recognizes interest and penalties accrued related to unrecognized tax benefits in its provision for income taxes. During fiscal 2009 and 2008, the Company recognized $163 million and $8 million, respectively, in interest and penalties. The Company had $329 million and $166 million for the payment of interest and penalties accrued at the end of fiscal 2009 and 2008, respectively. The Company is no longer subject to U.S. federal income tax audit for returns covering tax years through fiscal year 2001. With limited exceptions, the Company is no longer subject to state and local or foreign income tax audits for returns covering tax years through fiscal year 1997.

In the fourth quarter of fiscal 2009, as a result of the U.S. Court of Appeals decision in Xilinx, Inc. v. Commissioner, the Company increased the amount of gross unrecognized tax benefits by approximately $214 million. The Company also increased the amount of accrued interest by $197 million. The Company believes that adequate amounts have been reserved for any adjustments that may ultimately result from this decision.

In the first quarter of fiscal 2008, the Company and the IRS agreed to a settlement with respect to certain tax issues related to U.S. income inclusions arising from the Company’s international operations for fiscal years ended July 27, 2002 through July 29, 2006. As a result of the settlement, the Company reduced the amount of gross unrecognized tax benefits by approximately $1.0 billion. The Company also reduced the amount of accrued interest by $39 million. In addition, the IRS has proposed other adjustments that are not covered under the settlement agreement related to fiscal years ended July 27, 2002 through July 31, 2004. The Company has timely filed a protest with the IRS Appeals Office on these proposed adjustments. The Company believes that adequate amounts have been reserved for any adjustments that may ultimately result from these examinations. Although timing of the resolution of audits is highly uncertain, the Company does not believe it is reasonably possible that the total amount of unrecognized tax benefits as of July 25, 2009 will materially change in the next 12 months.

2009 Annual Report  73

Notes to Consolidated Financial Statements

(c) Deferred Tax Assets and Liabilities

The following table presents the breakdown between current and noncurrent net deferred tax assets (in millions):

	July 25, 2009	July 26, 2008
Deferred tax assets — current	$2,320	$2,075
Deferred tax liabilities — current	(12)	(9)
Deferred tax assets — noncurrent	2,122	1,770
Deferred tax liabilities — noncurrent	(57)	(80)
Total net deferred tax assets	$4,373	$3,756

The components of the deferred tax assets and liabilities are as follows (in millions):

	July 25, 2009	July 26, 2008
ASSETS
Allowance for doubtful accounts and returns	$300	$256
Sales-type and direct-financing leases	226	93
Inventory write-downs and capitalization	238	239
Investment provisions	333	420
In-process R&D, goodwill, and purchased intangible assets	222	343
Deferred revenue	1,475	1,304
Credits and net operating loss carryforwards	817	841
Share-based compensation expense	809	603
Accrued compensation	405	226
Other	600	592
Gross deferred tax assets	5,425	4,917
Valuation allowance	(66)	(118)
Total deferred tax assets	5,359	4,799
LIABILITIES
Purchased intangible assets	(639)	(709)
Depreciation	(288)	(195)
Other	(59)	(139)
Total deferred tax liabilities	(986)	(1,043)
Total net deferred tax assets	$4,373	$3,756

As of July 25, 2009, the Company’s federal, state, and foreign net operating loss carryforwards for income tax purposes were $421 million, $1.9 billion, and $229 million, respectively. If not utilized, the federal net operating loss carryforwards will begin to expire in fiscal 2018, the state net operating loss carryforwards will begin to expire in fiscal 2010, and the foreign net operating loss carryforwards will begin to expire in fiscal 2011. As of July 25, 2009, the Company’s federal and state tax credit carryforwards for income tax purposes were approximately $10 million and $618 million, respectively. If not utilized, the federal and state tax credit carryforwards will begin to expire in fiscal 2010.

74  Cisco Systems, Inc.

Notes to Consolidated Financial Statements

15. Segment Information and Major Customers

The Company’s operations involve the design, development, manufacturing, marketing, and technical support of networking and other products and services related to the communications and IT industry. Cisco products include routers, switches, advanced technologies, and other products. These products, primarily integrated by Cisco IOS Software, link geographically dispersed local-area networks (LANs), metropolitan-area networks (MANs) and wide-area networks (WANs).

(a) Net Sales and Gross Margin by Theater

The Company conducts business globally and is primarily managed on a geographic basis. The Company’s management makes financial decisions and allocates resources based on the information it receives from its internal management system. Sales are attributed to a geographic theater based on the ordering location of the customer.

The Company does not allocate research and development, sales and marketing, or general and administrative expenses to its geographic theaters in this internal management system because management does not include the information in its measurement of the performance of the operating segments. In addition, the Company does not allocate amortization of acquisition-related intangible assets, share-based compensation expense, and charges from the enhanced early retirement program to the gross margin for each theater because management does not include this information in its measurement of the performance of the operating segments.

Summarized financial information by theater for fiscal 2009, 2008, and 2007, based on the Company’s internal management system and as utilized by the Company’s Chief Operating Decision Maker (CODM), is as follows (in millions):

Years Ended	July 25, 2009	July 26, 2008	July 28, 2007
Net sales:
United States and Canada(1)	$19,345	$21,242	$19,315
European Markets	7,683	8,123	7,389
Emerging Markets	3,999	4,530	3,239
Asia Pacific	3,718	4,276	3,652
Japan	1,372	1,369	1,327
Total	$36,117	$39,540	$34,922
Gross margin:
United States and Canada	$12,685	$13,882	$12,437
European Markets	5,098	5,321	4,817
Emerging Markets	2,428	2,790	2,030
Asia Pacific	2,302	2,771	2,353
Japan	973	963	921
Theater total	23,486	25,727	22,558
Unallocated corporate items(2)	(392)	(381)	(299)
Total	$23,094	$25,346	$22,259

(1) Net sales in the United States were $18.2 billion, $20.1 billion, and $18.3 billion for fiscal 2009, 2008, and 2007, respectively.

(2) The unallocated corporate items include the effects of amortization of acquisition-related intangible assets, employee share-based compensation expense, and charges related to the enhanced early retirement program.

Certain reclassifications have been made to amounts for prior years to conform to the current year’s presentation.

2009 Annual Report  75

Notes to Consolidated Financial Statements

(b) Net Sales for Groups of Similar Products and Services

The following table presents net sales for groups of similar products and services (in millions):

Years Ended	July 25, 2009	July 26, 2008	July 28, 2007
Net sales:
Routers	$6,271	$7,895	$7,064
Switches	12,025	13,457	12,432
Advanced technologies	9,218	9,559	7,926
Other	1,617	2,188	2,040
Product	29,131	33,099	29,462
Service	6,986	6,441	5,460
Total	$36,117	$39,540	$34,922

Certain reclassifications have been made to amounts for prior years to conform to the current year’s presentation.

The Company refers to some of its products and technologies as advanced technologies. As of July 25, 2009, the Company had identified the following advanced technologies for particular focus: application networking services, home networking, security, storage area networking, unified communications, video systems, and wireless technology. The Company continues to identify additional advanced technologies for focus and investment in the future, and the Company’s investments in some previously-identified advanced technologies may be curtailed or eliminated depending on market developments.

(c) Other Segment Information

The majority of the Company’s assets, excluding cash and cash equivalents and investments, as of July 25, 2009 and July 26, 2008 were attributable to its U.S. operations. The Company’s total cash and cash equivalents and investments held outside of the United States in various foreign subsidiaries was $29.1 billion and $24.4 billion as of July 25, 2009 and July 26, 2008, respectively, and the remaining $5.9 billion and $1.8 billion at the respective year ends was held in the United States. In fiscal 2009, 2008, and 2007, no single customer accounted for 10% or more of the Company’s net sales.

Property and equipment information is based on the physical location of the assets. The following table presents property and equipment information for geographic areas (in millions):

	July 25, 2009	July 26, 2008	July 28, 2007
Property and equipment, net:
United States	$3,330	$3,478	$3,340
International	713	673	553
Total	$4,043	$4,151	$3,893

16. Net Income per Share

Diluted shares outstanding include the dilutive effect of in-the-money options and unvested restricted stock and stock units. The dilutive effect is calculated based on the average share price for each fiscal period using the treasury stock method. Under the treasury stock method, the amount the employee must pay for exercising stock options, the amount of compensation cost for future service that the Company has not yet recognized, and the amount of tax benefits that would be recorded in additional paid-in capital when the award becomes deductible are assumed to be used to repurchase shares.

The following table presents the calculation of basic and diluted net income per share (in millions, except per-share amounts):

Years Ended	July 25, 2009	July 26, 2008	July 28, 2007
Net income	$6,134	$8,052	$7,333
Weighted-average shares—basic	5,828	5,986	6,055
Effect of dilutive potential common shares	29	177	210
Weighted-average shares—diluted	5,857	6,163	6,265
Net income per share—basic	$1.05	$1.35	$1.21
Net income per share—diluted	$1.05	$1.31	$1.17
Antidilutive employee share-based awards, excluded	977	567	533

76  Cisco Systems, Inc.

Supplementary Financial Data (Unaudited)

(in millions, except per-share amounts)

Quarters Ended	July 25, 2009	Apr. 25, 2009	Jan. 24, 2009	Oct. 25, 2008	July 26, 2008	Apr. 26, 2008	Jan. 26, 2008	Oct. 27, 2007
Net sales	$8,535	$8,162	$9,089	$10,331	$10,364	$9,791	$9,831	$9,554
Gross margin	$5,461	$5,229	$5,723	$6,681	$6,631	$6,270	$6,305	$6,140
Net income	$1,081	$1,348	$1,504	$2,201	$2,014	$1,773	$2,060	$2,205
Net income per share—basic	$0.19	$0.23	$0.26	$0.37	$0.34	$0.30	$0.34	$0.36
Net income per share—diluted	$0.19	$0.23	$0.26	$0.37	$0.33	$0.29	$0.33	$0.35
Cash and cash equivalents and investments	$35,001	$33,551	$29,531	$26,763	$26,235	$24,433	$22,693	$24,679

Stock Market Information

Cisco common stock is traded on the NASDAQ Global Select Market under the symbol CSCO. The following table lists the high and low sales prices for each period indicated:

	2009		2008
Fiscal	High	Low	High	Low
First quarter	$25.25	$15.90	$33.60	$28.58
Second quarter	$18.70	$14.20	$34.24	$22.30
Third quarter	$18.61	$13.61	$26.29	$21.77
Fourth quarter	$22.07	$17.61	$27.72	$20.56

The Company has never paid cash dividends on its common stock and has no present plans to do so. There were 66,903 registered shareholders as of September 3, 2009.

2009 Annual Report  77

Supplementary Financial Data (Unaudited)

(in millions, except per-share amounts)

Stock Performance Graph

The graph depicted below shows a five-year comparison of the cumulative total shareholder return on Cisco common stock with the cumulative total returns of the S&P Information Technology Index and the S&P 500 Index. The graph tracks the performance of a $100 investment in the Company’s common stock and in each of the indexes (with the reinvestment of all dividends) on July 30, 2004. No cash dividends have been declared on Cisco common stock. Shareholder returns over the indicated period are based on historical data and should not be considered indicative of future shareholder returns.

Comparison of 5-Year Cumulative Total Return Among Cisco Systems, Inc., the S&P Information Technology Index and the S&P 500 Index

	July 2004	July 2005	July 2006	July 2007	July 2008	July 2009
Cisco Systems, Inc.	100.00	91.54	86.42	138.48	107.22	104.59
S&P Information Technology	100.00	110.47	101.25	131.88	120.97	109.23
S&P 500	100.00	114.05	120.19	139.58	124.10	99.33

78  Cisco Systems, Inc.